================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 6-K

                           P&O PRINCESS CRUISES PLC

                           REPORT OF FOREIGN ISSUER
                 PURSUANT TO RULES 13a - 16 OR 15d - 16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                               For the month of
                                  March 2003

                                Not Applicable
                (Translation of registrant's name into English)

                     77 New Oxford Street, London WC1A 1PP
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]      Form 40-F  [_]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes  [_]      No  [X]

This report on Form 6-K, including the attached P&O Princess Cruises plc Circular to P&O Princess Shareholders and Notice of Extraordinary General Meeting (the "Circular"), except for the sections of the Circular under the captions "Report on unaudited reconciliations to UK GAAP from PricewaterhouseCoopers LLP" in Section 2, Part B; "Report on unaudited reconciliations to Carnival accounting policies from KPMG Audit Plc" in Section 3, Part B; "Report on pro forma financial information from KPMG Audit Plc" in
Section 4, Part B; "Working Capital" in Section 8, paragraph 11; and "Consents" with respect to the consents of PricewaterhouseCoopers LLP and KPMG Audit Plc in Section 8, paragraphs 14(c) and 14(d), shall be deemed to be incorporated by reference into the prospectus included in the registration statement on Forms S-4/F-4 (Registration No. 333-102443) filed by Carnival Corporation and P&O Princess Cruises plc in respect of the registration of P&O Princess shares in connection with the DLC transaction and Carnival shares in connection with the Partial Share Offer, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        P&O PRINCESS CRUISES PLC

        Date:  March 14, 2003           By:         /s/  SIMON PEARCE
                                            ----------------------------------
                                            Name: Simon Pearce
                                            Title: Company Secretary

================================================================================

  Attached is a draft of a circular that will ultimately be mailed, following approval by the UK Listing Authority, to shareholders of P&O Princess Cruises plc in connection with the Extraordinary General Meeting to approve the Carnival--P&O Princess DLC transaction. This draft circular has not been circulated or approved by the UK Listing Authority. The final circular will only be mailed following approval by the UK Listing Authority.

[LOGO] P&O Princess Cruises plc

                           PROPOSED DLC TRANSACTION

                                     WITH

[LOGO] CARNIVAL
CORPORATION

                     CIRCULAR TO P&O PRINCESS SHAREHOLDERS

                                      AND

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised, in the UK, under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your P&O Princess shares or P&O Princess ADSs, please send this document, the form of proxy and any accompanying documents, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

--------------------------------------------------------------------------------

                           P&O PRINCESS CRUISES PLC

                           Proposed DLC Transaction

                                     with

                             CARNIVAL CORPORATION

                     Circular to P&O Princess Shareholders

                                      and

                    Notice of Extraordinary General Meeting

--------------------------------------------------------------------------------

This document is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted.

Your attention is drawn to the letter from the Chairman of P&O Princess, which is set out at the beginning of this document and which recommends that you vote in favour of the resolution to be proposed at the P&O Princess EGM referred to below.

The Notice of the P&O Princess EGM, to be held at 10:00 a.m. (London time) on 16 April 2003 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SWIP 3EE, is set out at the end of this document. The form of proxy for use by P&O Princess shareholders at the meeting is enclosed with this document and, to be valid, should be completed in accordance with the instructions on it and returned as soon as possible, but in any event it must be received by P&O Princess' registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, no later than 10:00 a.m. (London time) on 14 April 2003.

Schroder Salomon Smith Barney which is regulated in the United Kingdom by the Financial Services Authority is acting for P&O Princess and no-one else in connection with the DLC transaction and will not be responsible to anyone other than P&O Princess for providing the protections afforded to clients of Schroder Salomon Smith Barney, or for providing advice in relation to the DLC transaction.

Merrill Lynch International and UBS Limited, a subsidiary of UBS AG, are acting as joint financial advisers and joint corporate brokers exclusively to Carnival and no-one else in connection with the DLC proposal and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Limited, as the case may be, or for providing advice in relation to the DLC proposal.

YOU ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS DOCUMENT IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" IN PART C OF
SECTION 4 OF THIS DOCUMENT.

Carnival Shareholders

A Special Meeting of the shareholders of Carnival Corporation will take place at 10:00 a.m. (New York City time) on 14 April 2003 to approve the Implementation Agreement and the transactions contemplated in such agreement, including the proposed amendments to the existing articles of incorporation and by-laws of Carnival. For that purpose, a proxy statement/prospectus is being sent to Carnival shareholders explaining the DLC transaction. A copy of that document is available for inspection by P&O Princess shareholders as described in paragraph 16 of Section 8.

                                   CONTENTS

EXPECTED TIMETABLE OF EVENTS FOR THE DLC TRANSACTION                         1

IMPORTANT INFORMATION                                                        2

LETTER FROM THE CHAIRMAN OF P&O PRINCESS                                     4

Section 1. SUMMARY                                                          15
   Part A  Summary information on Carnival and P&O Princess                 15
   Part B  Summary of the DLC transaction                                   16
   Part C  Information about the P&O Princess EGM                           23

Section 2. INFORMATION ON CARNIVAL                                          24
   Part A  Description of Carnival's business                               24
   Part B  Financial information on Carnival                                44

Section 3. INFORMATION ON P&O PRINCESS                                      71
   Part A  Description of P&O Princess' business                            71
   Part B  Financial information on P&O Princess                            89

Section 4. INFORMATION ON THE COMBINED GROUP                               136
   Part A  Description of the Combined Group                               136
   Part B  Unaudited pro forma financial information of the Combined Group 152
   Part C  Risk factors                                                    172

Section 5. THE DLC STRUCTURE                                               180
   Part A  Background to the DLC proposal                                  180
   Part B  Details of the DLC structure                                    185

Section 6. SUMMARY OF THE AGREEMENTS RELATING TO THE DLC STRUCTURE         194

Section 7. SUMMARY OF THE PROPOSED CHANGES TO THE P&O PRINCESS
  MEMORANDUM AND ARTICLES                                                  212

Section 8. ADDITIONAL INFORMATION                                          220

DEFINITIONS                                                                272

NOTICE OF EXTRAORDINARY GENERAL MEETING                                    277

             EXPECTED TIMETABLE OF EVENTS FOR THE DLC TRANSACTION

Posting of this document                                            17 March 2003
Carnival Special Meeting                    10:00 a.m. (New York City time) on 14
                                                                       April 2003
Latest time and date for receipt of          10:00 a.m. (London time) on 14 April
  forms of proxy for the P&O Princess                                        2003
  EGM
P&O Princess EGM                             10:00 a.m. (London time) on 16 April
                                                                             2003
Completion of the DLC transaction                                   17 April 2003
Reorganisation of P&O Princess shares        10:00 p.m. (London time) on 17 April
                                                                             2003
Dealings commence in consolidated P&O    8:00 a.m. (London time) on 22 April 2003
  Princess shares

These expected dates and times are indicative only and may be subject to change.

                             SHAREHOLDER HELPLINE

 If you have any queries in relation to the DLC transaction and/or the Partial Share Offer you may call the UK helpline from within the UK on 0800 953 0083 between 9:00 a.m. and 5:30 p.m. (London time) on any business day until completion of the DLC transaction. If you are calling from the U.S., the helpline number is 1 866 203-2636. If you are calling from anywhere else, the helpline number is + 44 870 889 3147 (calls will be charged at the applicable rate). For legal reasons, the helpline will only be able to assist you with information contained in this document and the helpline cannot provide advice on the merits of the proposals or give any financial advice. Calls may be monitored for quality control purposes.

                             IMPORTANT INFORMATION

Certain definitions

Certain words and terms used in this document are defined in the section headed "Definitions" on pages 272 to 276 of this document.

Cautionary note concerning factors that may affect future results

Certain statements contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess and Carnival and their respective subsidiaries and the Combined Group, including certain statements concerning the transactions described in this document, profit forecasts, working capital, future results, plans and goals and other events which have not yet occurred. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "forecast", "future", "intends", "plans" and "estimates" and for similar expressions.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described in this document not to occur and/or each of P&O Princess', Carnival's and the Combined Group's actual results, performance or achievements to differ materially from those expressed or implied in this document. These factors include, but are not limited to:

..   shareholder approvals of the DLC transaction;

..   achievement of expected benefits from the DLC transaction;

..   risks associated with the combination of Carnival's and P&O Princess'
    businesses by means of the DLC structure;

..   liquidity and index inclusion as a result of the implementation of the DLC structure, including a possible mandatory exchange;

..   risks associated with the uncertainty of the tax status of the DLC structure;

..   general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for the cruise brands of Carnival, P&O Princess and the Combined Group;

..   conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives;

..   the impact of operating internationally;

..   the international political and economic climate, armed conflict, terrorist attacks and other world events and negative media publicity and their impact on the demand for cruises;

..   accidents and other incidents at sea affecting the health, safety, security and vacation satisfaction of passengers;

..   the ability of Carnival, P&O Princess and the Combined Group to implement their shipbuilding programmes and brand strategies and to continue to expand their businesses worldwide;

..   the ability of Carnival, P&O Princess and the Combined Group to attract and retain shipboard crew;

..   the ability to obtain financing on terms that are favourable or consistent with Carnival's, P&O Princess' and the Combined Group's expectations;

..   the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and security, fuel, food and insurance costs;

..   changes in the tax, environmental and other regulatory regimes under which each company operates; and

..   the ability of a small group of shareholders effectively to control the outcome of shareholder voting.

These risks and other risks are detailed in the section entitled "Risk factors" in Part C of Section 4 of this document. That section contains important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial positions.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival and P&O Princess expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Shareholder disclosure obligations

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Carnival or P&O Princess, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Carnival or P&O Princess is generally required under the provisions of Rule 8 of the Takeover Code to disclose to a Regulatory Information Service and the Panel every dealing in such securities during the period from 16 December 2001, the date of Carnival's announcement of its original offer for P&O Princess, until the completion of the DLC transaction. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the Takeover Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial adviser immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a Regulatory Information Service (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

Financial information

The extracts from the consolidated financial statements of, and the other financial information about, Carnival and P&O Princess appearing in this document are presented in U.S. dollars. Carnival's historical financial statements are prepared in accordance with U.S. GAAP and P&O Princess' historical financial statements are prepared in accordance with UK GAAP. For the purposes of this document, Carnival has prepared reconciliations of certain financial information to UK GAAP and P&O Princess has prepared reconciliations of certain financial information to U.S. GAAP. U.S. GAAP and UK GAAP differ from one another in some significant respects. A description of the principal differences between U.S. GAAP and UK GAAP as they relate to the reconciliations in this document is contained in Part B of Sections 2 and 3.

Unaudited pro forma financial information on the Combined Group that gives effect to the DLC transaction and has been prepared in accordance with UK GAAP is contained in Part B of Section 4 to this document. In addition, unaudited pro forma financial information on the Combined Group that gives effect to the DLC transaction and has been prepared in accordance with U.S. GAAP is also contained in Part B of Section 4 to this document.

Applicable disclosure requirements

Investors should be aware that this document has been prepared to comply with both English and U.S. securities laws, regulations and requirements and accordingly may not be in the standard format and style for a document of this type.

                   LETTER FROM THE CHAIRMAN OF P&O PRINCESS

                       [LOGO]
                       P&O PRINCESS 77 New Oxford Street
                       Cruises plc       London WC1A 1PP

17 March 2003

To all holders of P&O Princess shares and P&O Princess ADSs and, for information only, to participants in the P&O Princess Employee Share Incentive Plans

Dear Shareholder

         Recommended DLC transaction between P&O Princess and Carnival

Introduction

On 8 January 2003, P&O Princess announced that it had accepted and recommended Carnival's proposal to combine with P&O Princess under a DLC structure.

The purpose of this document is to set out the background to and reasons for the DLC transaction and to provide information on the businesses of Carnival, P&O Princess and the Combined Group. This document also contains the recommendation of the board of P&O Princess that P&O Princess shareholders vote in favour of the DLC transaction at the P&O Princess EGM to be held at 10:00 a.m. on 16 April 2003.

The Combined Group will be the largest cruise vacation group in the world, based on revenues, passengers carried and available capacity with a wide portfolio of complementary brands, including some of the best known cruise brands globally. By effecting the combination using a DLC structure, P&O Princess is expected to remain in the FTSE 100 index, which will allow P&O Princess shareholders to continue to participate in the long term growth of the global cruise industry through P&O Princess.

Background

In November 2001, P&O Princess announced that it had reached agreement with Royal Caribbean on a proposed dual listed company combination. In December 2001, Carnival announced a pre-conditional share exchange offer for P&O Princess, which it subsequently increased in January and February 2002. As a result of the P&O Princess board's views about the value, structure and regulatory approval prospects of Carnival's offers, P&O Princess could not negotiate with Carnival without breaching its agreement with Royal Caribbean.

After Carnival received all necessary regulatory clearances for its offer on 4 October 2002, the P&O Princess board re-examined Carnival's offer and, in particular, Carnival's proposal to enter into a dual listed company transaction with P&O Princess as an alternative to its share acquisition offer. The P&O Princess board determined that Carnival's DLC proposal was more favourable financially to P&O Princess shareholders than the Royal Caribbean DLC combination and was reasonably likely to be consummated since all regulatory clearances had been obtained. As a result, P&O Princess was then able to enter into talks with Carnival to discuss its DLC proposal.

On 24 October 2002, following negotiations with P&O Princess, Carnival announced a pre-conditional offer to enter into a DLC transaction with P&O Princess. On 25 October 2002, P&O Princess announced that its board had withdrawn its recommendation of the Royal Caribbean DLC combination and on 29 October 2002, P&O Princess wrote to P&O Princess shareholders informing them of the termination of its agreements with Royal Caribbean.

Further details of the background to the DLC proposal are contained in Part A of Section 5.

Carnival's business

Carnival is a global cruise vacation and leisure travel company. Carnival offers a broad range of cruise brands serving the contemporary cruise sector through Carnival Cruise Lines and Costa Cruises, the premium cruise sector through Holland America Line, the premium/luxury cruise sector through Cunard Line and the luxury cruise sector through Seabourn Cruise Line and Windstar Cruises. Carnival has a multi-brand strategy which provides products and services appealing to the widest possible target audience across all major segments of the vacation industry.

Carnival operates 45 cruise ships with passenger capacity of 67,282 lower berths. Carnival reported revenues and net income, in accordance with U.S. GAAP, of $4.4 billion and $1.0 billion, respectively, for its fiscal year ended 30 November 2002.

The Combined Group

The implementation of the DLC structure will involve a strategic combination of the businesses of Carnival and P&O Princess. The two companies will have a single senior executive management team and identical boards of directors, and will be run as if they were a single economic enterprise. The two companies will pursue a common set of business objectives established by the identical boards and single management team, who will evaluate these strategies and other operational decisions from the perspective of all shareholders.

On a pro forma basis in accordance with UK GAAP, the Combined Group would have reported revenues of $6.9 billion and net income of $1.3 billion for the financial year ended 31 December 2002 (P&O Princess' financial year-end). On the same basis, the Combined Group would have reported net assets of $12.1 billion as at 31 December 2002. On a pro forma basis in accordance with U.S. GAAP, the Combined Group would have reported revenues of $6.9 billion and net income of $1.3 billion for the financial year ended 30 November 2002 (Carnival's financial year-end). On the same basis, the Combined Group would have reported shareholders' equity of $12.8 billion as at 30 November 2002. These pro forma figures are extracted from the unaudited pro forma financial information of the Combined Group set out in Part B of Section 4.

Rationale for and benefits of the creation of the Combined Group with Carnival

P&O Princess and Carnival believe that the principal benefits of the creation of the Combined Group are as set forth below and that the DLC structure is the optimal structure to seek to achieve all of these benefits:

Complementary well-known brands operating globally

The Combined Group will be the largest cruise vacation group in the world, based on revenues, passengers carried and available capacity. It will have a wide portfolio of complementary brands, both by geography and product offering, and will include some of the best known cruise brands globally. The combination will allow the Combined Group to offer a wider range of vacation choices for its passengers. In addition, the combination is expected to enhance its ability to attract more passengers from land-based vacations, based on its ability to provide vacations in most of the largest vacation markets in the world, and its strategy of entering new and developing markets by building on its brand strength, global presence and ability to strategically deploy its brands and diversified fleet.

The Combined Group's brands will include Carnival Cruise Lines, Princess Cruises, Holland America Line, P&O Cruises (UK), Costa Cruises, Cunard Line, Seabourn Cruise Line, Windstar Cruises, AIDA, A'ROSA, Swan Hellenic, Ocean Village and P&O Cruises (Australia). The Combined Group will serve all of the key cruising destinations outside the Far East, including Alaska, Australia, Bahamas, Bermuda, Canada, the Caribbean, Europe, the Hawaiian Islands, the Mexican Riviera, the Mediterranean, New England, the Panama Canal, South America and other exotic destinations worldwide.

Benefits of sharing best practices and generating cost savings

The Combined Group will be managed as if the two companies constituted a single economic enterprise by a single senior executive management team and identical boards of directors.

Carnival and P&O Princess expect that the Combined Group will generate significant cost savings, estimated to be at least $100 million on an annualised basis, commencing in the first full financial year following completion of the DLC transaction. Carnival and P&O Princess expect that these cost savings will be generated principally through the dissemination of best practices between the companies, economies of scale and the rationalisation of certain shoreside operations. One-time cash costs of achieving these cost savings are expected to be approximately $30 million.

Financial flexibility and access to capital markets

The Combined Group will have substantial financial flexibility, with strong operating cash flow, low leverage and a strong balance sheet and expects to maintain a strong investment grade credit rating.

The Combined Group is also expected to have greater access to capital markets. P&O Princess' shares will remain listed on the London Stock Exchange and are expected to remain eligible for inclusion in the FTSE series of indices and are expected to remain included with full weighting in the FTSE 100. Carnival's shares will remain listed on the NYSE and are expected to remain included in the S&P 500.

High quality combined fleet to enhance growth within the cruise industry

As of 31 January 2003, Carnival and P&O Princess together had a fleet of 65 cruise ships with an aggregate capacity of 99,982 lower berths. At that date, P&O Princess and Carnival together had an additional 18 new cruise ships on order, with an aggregate capacity of 42,260 lower berths, scheduled for delivery in the next three and a half years. P&O Princess and Carnival also expect that the Combined Group will have one of the youngest and most modern fleets in the cruise industry, with an average vessel age (weighted by lower berths) of 7.5 years as at 31 January 2003.

The Combined Group expects to deploy its diversified fleet strategically in order to increase its global reach and enter new and developing markets. This strategic deployment is expected to allow the Combined Group to appeal to the largest target audience by providing brands, products and itineraries with the widest appeal in a particular geographic region.

The DLC structure allows continued participation in the global cruise industry for P&O Princess shareholders who wish to continue to hold shares in a UK-listed company

As described above, following the implementation of the DLC structure, P&O Princess is expected to remain included in the FTSE 100. This will allow P&O Princess shareholders who are required, or wish, to hold shares in a UK-listed company included in the FTSE indices to continue to do so, and, as a result, to continue to participate as a shareholder in the global cruise industry through P&O Princess. A share acquisition or exchange offer or other more common means of combining the businesses of P&O Princess and Carnival in which all P&O Princess shareholders would receive Carnival shares, which are not eligible for inclusion in the FTSE series of indices, and/or a partial cash alternative would not have afforded all P&O Princess shareholders this opportunity. Additionally, the Partial Share Offer for up to 20 per cent. of P&O Princess' share capital allows those P&O Princess shareholders who would prefer to participate in the Combined Group by holding shares in a U.S.-listed company the opportunity to do so for at least some of their holdings.

Potential risks

The structure of the DLC transaction involves risks not associated with the more common ways of combining the management and operations of two companies. A discussion of these and certain other risks associated with the DLC transaction and an investment in the Combined Group are set out in Part C of Section 4 of this document.

Details of the DLC structure

The DLC structure will not involve a merger or transfer of assets between Carnival and P&O Princess. Instead, the two companies will be managed and operated as if they were a single economic enterprise pursuant to contractual arrangements and amendments to each company's constitutional documents. Accordingly, the companies will continue to exist as separate publicly-quoted companies and their shares will remain in issue and continue to be listed on their current stock exchanges. Notwithstanding this, the boards of Carnival and P&O Princess will be identical and the Combined Group will be managed by a single senior executive management team. The two companies will pursue a common set of business objectives established by the identical boards and single management team, who will evaluate these strategies and other operational decisions from the perspective of all the shareholders.

The current Carnival shareholders will hold approximately 74 per cent. of the equity (including economic interest) in the Combined Group in the form of Carnival shares. The current P&O Princess shareholders will hold approximately 26 per cent. of the equity (including economic interest) in the Combined Group in the form of P&O Princess shares or, to the extent that they participate in the Partial Share Offer described below, Carnival shares. These are the same percentage equity interests that these shareholders would have had in an enlarged Carnival group if Carnival had completed the share exchange offer made on 7 February 2002 (without giving effect to the pre-conditional partial cash alternative). If the Partial Share Offer is taken up in full, approximately 79 per cent. of the equity (including economic interest) in the Combined Group would be held by Carnival shareholders (including approximately 5 per cent. held by those P&O Princess shareholders who elected for the Partial Share Offer) and approximately 21 per cent. by P&O Princess shareholders who retained their P&O Princess shares.

To implement the DLC structure, the companies will enter into contractual arrangements and amend their constitutional documents to give the shareholders of both companies rights to distributions of both income and capital and voting rights on an equalised basis in accordance with a fixed equalisation ratio. Initially the equalisation ratio will be one P&O Princess share for each 0.3004 Carnival shares, which is the same as the exchange ratio in Carnival's pre-conditional share exchange offer of 7 February 2002. However, on completion of the DLC transaction, P&O Princess will reorganise and consolidate its share capital so that the equalisation ratio will adjust to 1:1. This will be achieved by consolidating each 3.3289 existing P&O Princess shares of $0.50 into one reorganised P&O Princess share of $1.66 each. After this reorganisation, one Carnival share will have the same rights to distributions of income and capital and voting rights as one P&O Princess share. This reorganisation is being done to simplify the equalisation ratio so that it is easier to compare earnings per share and dividends per share of the two companies. This reorganisation is described in greater detail below.

An amount of $49.4 million will be payable by either P&O Princess or Carnival to the other company in the event that the transaction does not proceed under certain circumstances. Further details of these arrangements are contained in Part B of Section 5.

The DLC structure is described in detail in Section 5. This description includes further information on:

..   combined and separate voting by the shareholders of the two companies;

..   restrictions on purchases by either company of its own, or the other company's, shares;

..   the equalisation ratio;

..   dividends and other distributions;

..   takeover restrictions; and

..   changes to the rights of any shares of one company that are owned by the other company.

Mandatory Exchange

In certain limited circumstances, P&O Princess shares can be mandatorily exchanged (in accordance with the then prevailing equalisation ratio) for Carnival shares. These circumstances include:

..   a change in tax law that has a material adverse impact on the DLC structure that cannot be avoided by other commercially reasonable means, and the mandatory exchange is approved by two-thirds of shareholders of P&O
    Princess and Carnival voting together on a joint electorate action (joint electorate actions are described in more detail in paragraph 3.5.2 of
    Section 6); and

..   the P&O Princess board reasonably determining that all or a substantial part of the DLC documents are illegal or unenforceable and the illegality or unenforceability cannot be eliminated by other commercially reasonable means.

Upon a mandatory exchange, P&O Princess shareholders would no longer hold their investment in the Combined Group in the form of P&O Princess shares listed primarily on the London Stock Exchange and included in the FTSE series of indices, but would instead hold their investment in the form of Carnival shares listed on the NYSE. This is described in detail in paragraph 7 of Section 5.

P&O Princess share reorganisation

As described above, at 10:00 p.m. on the day that the Partial Share Offer becomes or is declared unconditional, the share capital of P&O Princess will be reorganised and consolidated so that the equalisation ratio will adjust to 1:1. This will be achieved by consolidating each 3.3289 existing P&O Princess shares of $0.50 into one reorganised P&O Princess share of $1.66 each. Any entitlements to fractions of P&O Princess shares arising out of the consolidation will be aggregated, consolidated and sold into the market and the net proceeds (rounded down to the nearest whole pence) distributed to the relevant P&O Princess shareholders. Following completion of the reorganisation and P&O Princess' change of name to Carnival plc, as proposed at the P&O Princess EGM, new share certificates will be dispatched by post to shareholders who, upon completion of the DLC transaction, hold P&O Princess shares in certificated form. The new share certificates will reflect the revised number of shares held following the reorganisation, the new nominal value of each P&O Princess share (changing from $0.50 to $1.66) and P&O Princess' change of name to Carnival plc. These new share certificates are to be used in place of, and should be substituted for, your current share certificates. Shareholders who, upon completion of the DLC transaction, hold P&O Princess shares in uncertificated form will, on the first day of dealings in new P&O Princess shares on the London Stock Exchange, have the appropriate stock account in CREST amended by CRESTCo to reflect the new number and nominal value of P&O Princess shares and the change of name of P&O Princess to Carnival plc.

Shareholder approval is required for this reorganisation. By voting to approve the DLC transaction, P&O Princess shareholders will also be voting to approve the share reorganisation. The P&O Princess share reorganisation will not affect the net assets of either P&O Princess or the Combined Group. Following the reorganisation, the P&O Princess shares will still rank pari passu with each other.

Application will be made for the reorganised P&O Princess shares to be admitted for listing on the UK Listing Authority's Official List and to the London Stock Exchange for trading on its market for listed securities. The listing for the existing P&O Princess shares will be cancelled immediately prior to the listing of the reorganised P&O Princess shares becoming effective to effect the DLC structure, with no interruption to trading. It is expected that the reorganisation will take effect at 10:00 p.m. on 17 April 2003, with dealings in the reorganised and consolidated P&O Princess shares of $1.66 each commencing after the Easter holiday at the start of trading on 22 April 2003.

The proportion of the issued ordinary share capital of P&O Princess held by each P&O Princess shareholder following the P&O Princess share reorganisation will, as far as practicable, remain the same. Reorganised P&O Princess shares will carry the same rights as the existing P&O Princess shares which they will replace (as amended by the changes to P&O Princess' current articles of association described in Section 7).

In the U.S., P&O Princess shares trade on the NYSE in the form of P&O Princess ADSs, each of which represents four P&O Princess shares. Simultaneously with the reorganisation of P&O Princess shares, the ratio of P&O Princess shares to P&O Princess ADSs will also be adjusted to 1:1 so as to have a 1:1 ratio with Carnival shares. This will be effected by each existing P&O Princess ADS being replaced by 1.2016 reorganised P&O Princess ADSs.

Board and management

Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. Although each of Carnival and P&O Princess will continue to exist as a separate company with its own board of directors and senior management, the boards and senior executive management of each company will be identical. The proposed directors of each of Carnival and P&O Princess following implementation of the DLC structure are set out in paragraph 8 of Part A of Section 4. In addition to their normal fiduciary duties to the company and obligation to have regard to the interests of its shareholders, the directors of each company will be entitled to have regard to the interests of the other company and its shareholders. Micky Arison, the Chairman and Chief Executive Officer of Carnival, will be Chairman and Chief Executive Officer of both Carnival and P&O Princess, Howard S. Frank, the Vice-Chairman and Chief Operating Officer of Carnival, will be the Vice-Chairman and Chief Operating Officer of both Carnival and P&O Princess and Gerald R. Cahill, the Chief Financial Officer and Chief Accounting Officer of Carnival, will be the Chief Financial Officer and Chief Accounting Officer of both Carnival and P&O Princess. The headquarters of the Combined Group will be in Miami with a corporate office in London.

Name change

As part of the DLC transaction, P&O Princess intends to change its name to Carnival plc as proposed at the P&O Princess EGM. The name change is intended to communicate that, as a result of the DLC transaction, the two companies will combine their management and operations as if they were a single economic enterprise. The existing well-established brands operated by P&O Princess will not be affected by the change to the parent company name.

Dividends

Following completion of the DLC transaction, P&O Princess shareholders will continue to receive dividends declared by P&O Princess and Carnival shareholders will continue to receive dividends declared by Carnival. Dividends in respect of both P&O Princess shares and Carnival shares declared after completion of the DLC transaction will be paid at about the same time and in equalised amounts in accordance with the equalisation ratio (see Part B of Section 5) disregarding any amounts required to be deducted or withheld in respect of taxes and the amount of any applicable tax credits.

Carnival will continue to pay dividends in U.S. dollars. P&O Princess shareholders will continue to have the option to elect to receive dividends in U.S. dollars or pounds sterling in accordance with P&O Princess' existing procedures.

In order to align the timing of the dividends of the two companies and to ensure that there is no interruption to the entitlement of quarterly dividends for shareholders of either company as a result of the DLC transaction, the board of P&O Princess declared on 7 January 2003 a dividend of 3.0 cents per P&O Princess share in respect of the fourth quarter of the 2002 financial year. Holders of P&O Princess ADSs will receive their dividends of $0.12 per P&O Princess ADS in U.S. dollars. This dividend was paid on 14 March 2003 to P&O Princess shareholders on the P&O Princess share register on 21 February 2003. Carnival paid its regular quarterly dividend on the same date.

In recent quarters, Carnival has paid quarterly dividends of 10.5 cents per Carnival share, which, based on the equalisation ratio prior to the reorganisation, equates to approximately 3.15 cents per P&O Princess share. In recent quarters, P&O Princess has paid quarterly dividends of 3.0 cents per P&O Princess share. Following completion of the DLC transaction, it is intended that the value of dividends received by P&O Princess shareholders will be consistent with Carnival's regular quarterly dividend. Accordingly, had the DLC structure been in place for the last four quarters, the dividends received by P&O Princess shareholders would have been approximately five per cent. higher.

It is intended that the first dividend to be paid by the Combined Group will be declared in April 2003, with a record date in May 2003 and a payment date in June 2003.

Accounting treatment and reporting

The companies expect to account for the DLC transaction as a purchase by Carnival under U.S. GAAP and an acquisition by Carnival under UK GAAP. Following completion of the DLC transaction, the Combined Group intends to publish combined financial statements denominated in U.S. dollars and prepared in accordance with U.S. GAAP. P&O Princess and Carnival will also prepare any other financial information needed to meet their respective legal and regulatory requirements. P&O Princess will change its financial year end to 30 November so that it will be the same as Carnival's current financial year end.

P&O Princess Employee Share Incentive Plans

On completion of the DLC transaction, all awards and options granted under the P&O Princess Employee Share Incentive Plans will vest in full and become capable of release or exercise immediately following completion of the DLC transaction. Details of these awards and options are set out in paragraph 4 of
Section 8 of this document.

Partial Share Offer

In connection with the DLC transaction, Carnival is making the Partial Share Offer. The Partial Share Offer is a mechanism designed to enable those P&O Princess shareholders who would prefer to hold their interest in the Combined Group in the form of Carnival shares listed on the NYSE to do so by exchanging at least part of their P&O Princess shares for Carnival shares (up to an aggregate maximum of 20 per cent. of P&O Princess' share capital).

You do not need to participate in the Partial Share Offer in order to participate in the Combined Group. If you would prefer to continue to hold P&O Princess shares primarily listed on the London Stock Exchange and do not want to hold Carnival shares listed on the NYSE, you should not accept the Partial Share Offer.

Please note that the P&O Princess board is not making any recommendation as to whether P&O Princess shareholders should accept the Partial Share Offer. The P&O Princess board is not making any recommendation because once the DLC structure has been implemented, both P&O Princess shares and Carnival shares will represent an investment with respect to the Combined Group and the decision by each P&O Princess shareholder about which type of shares to hold will depend upon the individual shareholder's particular preferences and circumstances. To the best of P&O Princess' knowledge, some, but not all, of its directors and executive officers intend to participate in the Partial Share Offer.

However, P&O Princess shareholders should be aware of certain factors that could influence whether they wish to accept the Partial Share Offer:

   . Listing and index inclusion - P&O Princess shares will continue to be listed on the London Stock Exchange and are expected to remain included in the FTSE series of indices, while the Carnival shares issued to those accepting the Partial Share Offer will be listed on the NYSE and are expected to remain included in the S&P 500;

   . Relative market prices - the relative market prices of the shares of P&O Princess and Carnival may not exactly reflect the equalisation ratio and P&O Princess shares could therefore trade at either a premium or discount to the Carnival shares. This is because although the economic interests of the shares of the two companies will be contractually aligned in accordance with the equalisation ratio, the shares of the two companies will remain outstanding, will not be exchangeable for each other at the option of the shareholder and will primarily trade in separate markets with different characteristics and in different currencies;

   . Liquidity - the liquidity and aggregate market value of P&O Princess shares could decrease following the completion of the DLC transaction and the Partial Share Offer, and could be further reduced by any future repurchase or buy-backs of P&O Princess shares. However, under the terms of the DLC transaction, other than with the approval of both companies' shareholders, voting separately, neither Carnival nor P&O Princess may buy back P&O Princess shares in the two-year period following the date on which the DLC structure is implemented and, after the end of this initial two-year period, neither Carnival nor P&O Princess may buy back P&O Princess shares in excess of 5 per cent. of the then issued P&O Princess shares in each of the subsequent three years.

       The liquidity of the market for the P&O Princess shares could also be adversely affected if they were to cease to be eligible for inclusion in the FTSE 100, which could occur if P&O Princess' market capitalisation was to fall significantly compared to the other constituents of the index; and

   . Taxation - the tax consequences of accepting the Partial Share Offer may differ according to the tax positions of different shareholders. See paragraphs 2 and 3 of Appendix IV of the Partial Share Offer document, although shareholders are encouraged to seek their own advice in this regard.

You must decide whether you want to receive Carnival shares and, if so, how many P&O Princess shares to tender. If you are in any doubt as to whether to accept the Partial Share Offer, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised, in the UK, under the Financial Services and Markets Act 2000.

For more information about the Partial Share Offer, shareholders should refer to the separate Partial Share Offer document enclosed with this document.

Taxation

The tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer to P&O Princess shareholders will depend upon their own particular circumstances. P&O Princess shareholders should consult with their tax advisers to determine the particular UK tax and U.S. federal income tax and any state, local, or other applicable foreign income and other tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer.

UK tax

The P&O Princess directors believe that, under current tax law, UK P&O Princess shareholders who do not accept the Partial Share Offer will not be treated as having disposed of their P&O Princess shares for UK capital gains tax purposes either on the P&O Princess share reorganisation or upon completion of the DLC transaction.

UK P&O Princess shareholders who do not accept the Partial Share Offer will continue to be taxed on dividends on their existing holdings in the same way as before the DLC transaction.

UK P&O Princess shareholders who accept the Partial Share Offer will make a taxable disposal or part disposal of their P&O Princess shares for the purposes of UK tax on chargeable gains. This disposal or part disposal may give rise to a liability to UK tax on chargeable gains depending on the shareholder's circumstances (including the availability of exemptions or allowable losses). Acceptance of the Partial Share Offer will give rise to the exchange of P&O Princess shares for shares issued by Carnival, and any future dividends received will therefore be Carnival dividends, which are taxed differently from P&O Princess dividends received by shareholders who are resident or ordinarily resident in the UK.

General information on the application of current UK tax law and Inland Revenue practice applicable to UK P&O Princess shareholders in respect of the DLC transaction and the P&O Princess share reorganisation is set out in paragraph 5 of Section 8. For further information on the UK tax consequences of the Partial Share Offer please refer to the Partial Share Offer document.

U.S. federal income tax

Although there is no U.S. federal income tax authority addressing the tax consequences of a dual listed company transaction, the DLC transaction should not give rise to taxable income or gain for U.S. P&O Princess shareholders for U.S. federal income tax purposes. However, the Internal Revenue Service may assert that U.S. P&O Princess shareholders received taxable income as a result of the various voting and equalisation provisions necessary to implement the DLC structure. Such voting and other rights, if any, received by shareholders are expected to have only nominal value and, therefore, the receipt of such rights by U.S. P&O Princess shareholders would only result in a nominal amount of income. It is possible, however, that the Internal Revenue Service may disagree with this conclusion.

The P&O Princess share reorganisation should not give rise to taxable gain or income to U.S. P&O Princess shareholders except with respect to a gain, if any, upon the disposition of fractional shares. U.S. P&O Princess shareholders who dispose of fractional shares under the P&O Princess share reorganisation will recognise gain or loss in an amount equal to the difference between the cash received and the shareholder's adjusted tax basis in his/her P&O Princess shares or P&O Princess ADSs allocable to the fractional share, as the case may be.

The exchange of P&O Princess shares or P&O Princess ADSs for Carnival shares pursuant to the Partial Share Offer will likely be a taxable transaction for U.S. federal income tax purposes in which U.S. P&O Princess shareholders recognise gain or, subject to the possible application of the "wash sale" rule as described below, loss in an amount equal to the difference between the fair market value of such Carnival shares received and the shareholder's adjusted tax basis in the P&O Princess shares or P&O Princess ADSs, as the case may be. If the P&O Princess shares or P&O Princess ADSs are deemed to be "substantially identical", for the purposes of the wash sale rule of the Internal Revenue Code and applicable Treasury Regulations, to the Carnival shares received by a U.S. holder pursuant to the Partial Share Offer, such holder will not be able to recognise a loss on such exchange. Any loss that is disallowed through the application of the wash sale rule would not be eliminated but would rather be deferred and a U.S. holder's holding period and tax basis in their P&O Princess shares exchanged pursuant to the Partial Share Offer would carry over to the Carnival shares received pursuant to such exchange.

General information on the application of current U.S. tax laws applicable to U.S. P&O Princess shareholders in respect of the DLC transaction and the P&O Princess share reorganisation is set out in paragraph 6 of Section 8. For further information on the U.S. tax consequences of the Partial Share Offer, please refer to the Partial Share Offer document.

Shareholder approval

Completion of the DLC transaction requires approval by the shareholders of both companies. As set out at the end of this letter, the directors of P&O Princess voting on the DLC transaction have recommended that the P&O Princess shareholders approve the DLC transaction at the P&O Princess EGM. The directors of Carnival have also recommended that the Carnival shareholders approve the DLC transaction at the Carnival Special Meeting to be held on 14 April 2003.

Takeover Code

The UK Takeover Panel has confirmed that, on the basis of information available to it, upon completion of the DLC transaction, neither P&O Princess nor Carnival will be a company to which the Takeover Code applies. The Takeover Code provides a number of protections for shareholders, particularly in relation to mandatory offers where a person or group of persons acting in concert acquires in excess of 30 per cent. of the voting rights of a company.

Provisions will be included in the constitutional documents of Carnival and P&O Princess in order to replicate certain of the protections provided by the Takeover Code. To the extent that any person, or group of persons acting in concert, acquires shares in the Combined Group so that such person(s) acquires, or acquires voting rights over, 30 per cent. or more of the combined votes which could be cast on most shareholder resolutions (called joint electorate actions and described in further detail in paragraph 3.5 of Section 6), or any person(s) that already holds not less than 30 per cent., but not more than 50 per cent., of the combined votes which could be cast on a joint electorate action acquires, or acquires voting rights over, any shares which increase the percentage of votes which such person(s) could cast on a joint electorate action, such shares will be disenfranchised (that is, the owner of those shares would cease to have any economic or voting rights in those shares) unless an offer for all shares in the Combined Group at a price equivalent to that applicable to the acquisition has been made.

There are certain exceptions to these provisions in the case of Micky Arison, other members of the Arison family and trusts for their benefit, which together will hold approximately 35 per cent. of the equity of the Combined Group. To enable Carnival and/or P&O Princess to include Micky Arison in share option plans, under the DLC Agreements the Arison family and trusts for their benefit may acquire shares in the Combined Group without triggering these provisions, as long as their aggregate holdings do not increase by more than 1 per cent. of the voting power of the Combined Group in any period of 12 consecutive months, subject to their combined holdings not exceeding 40 per cent. of the voting power of the Combined Group at any time.

The Arison family and associates

Micky Arison (Carnival's Chairman and Chief Executive Officer, who will also become the Chairman and Chief Executive Officer of P&O Princess following completion of the DLC transaction), other members of the Arison family and trusts for their benefit have entered into undertakings under which they will be required to cause shares beneficially owned by them representing approximately 47 per cent. of the voting rights in Carnival to vote in favour of the resolutions required to implement the DLC structure at the Carnival Special Meeting. Such undertakings are irrevocable except in circumstances where the DLC proposal is withdrawn or lapses. These undertakings are described in more detail in paragraph 7 of Section 8.

Following completion of the DLC transaction, Micky Arison, other members of the Arison family and trusts for their benefit will beneficially own shares representing approximately 35 per cent. of the combined voting power of the issued shares of the Combined Group. There are certain restrictions on their ability to increase their aggregate holdings beyond 40 per cent. of the voting power of the Combined Group, unless they acquire additional shares or voting power by making comparable offers to acquire all the equity of the Combined Group as described in Part B of Section 5.

Carnival has in place a Code of Business Conduct and Ethics for directors and employees, including Micky Arison, which, among other things, prohibits an employee or his family from: having a financial relationship with businesses that do business with Carnival or any of its subsidiaries without prior written approval (in Micky Arison's case from the Carnival board); having ownership interests in any entity that is competing, or doing, or seeking to do business, with Carnival (except through publicly traded securities with less than one per cent. of voting control); and using Carnival's property, information or his position at Carnival for personal gain. A similar code will be adopted by P&O Princess after the implementation of the DLC structure.

In addition, Micky Arison's executive long-term compensation agreement with Carnival, dated 11 January 1999, contains certain non-competition provisions which prohibit him from, directly or indirectly, within the US or its territories, engaging in any business activity, directly or indirectly, competitive with Carnival, or any of its subsidiaries or divisions, or serving as an officer, director, owner, consultant or employee of any organisation then in competition with Carnival, or any of its subsidiaries or divisions, at any time during his employment with Carnival (and for five years following the termination of his employment, except in certain limited circumstances), without the prior written approval of the Carnival board. If breached, his unpaid stock options would not be payable and his unvested stock options and restricted stock would be forfeited. These non-competition provisions will be extended to cover P&O Princess following completion of the DLC transaction

Carnival is, and following implementation of the DLC structure the Combined Group will be, capable of carrying on its business independently of this group of shareholders. Carnival has a policy to ensure that all transactions and relationships between it and its affiliated entities (which include such shareholders and entities controlled by them) are on an arm's length basis and also on a normal commercial basis (i.e. it may not engage in business transactions with any affiliate on terms and conditions less favourable to Carnival than the terms and conditions available at the time for comparable transactions with unaffiliated persons). On completion of the DLC transaction, P&O Princess will adopt a similar policy on transactions with this group of shareholders. Thus, following implementation of the DLC structure, any business transactions between the Combined Group and this group of shareholders will be at arm's length and on a normal commercial basis.

Deferred consideration payable in respect of Aida Cruises

In September 2000, P&O Princess acquired the 49 per cent. it did not own in Aida Cruises from Deutsche Seereederei GmbH ("DS") (a company wholly-owned by Horst Rahe, a director of P&O Princess, and his family). An element of deferred consideration in respect of this transaction was also payable in respect of any 12 month period up to the end of 2005. In the event of a change of control of P&O Princess or if certain members of the P&O Princess group fail to comply with other specific restrictions (including material breach of non-compete/non-solicitation provisions), DS is entitled to accelerate the payment of the total outstanding balance of the deferred consideration.

Completion of the DLC transaction will trigger the right to such payment. Since P&O Princess entered into the Implementation Agreement DS has confirmed to P&O Princess that it will exercise this right. Accordingly, P&O Princess will pay
(Euro)58.8 million to DS shortly after completion, and the sale and purchase agreement (referred to in paragraph 7 of section 8) will then terminate.

Trading and prospects

Paragraph 12 of Part A of Section 4 contains a description of the trading and prospects of P&O Princess, Carnival and the Combined Group.

P&O Princess EGM

As indicated above, completion of the DLC transaction is subject, among other things, to the approval of the P&O Princess shareholders, which will be sought at the P&O Princess EGM. At that meeting, a single special resolution as set out in the Notice of Meeting at the end of this document will be proposed to approve, among other things, the DLC transaction and, conditional upon completion of the DLC transaction, the P&O Princess share reorganisation, the changes to the P&O Princess memorandum, the adoption of the new P&O Princess articles of association, the change of P&O Princess' name and the authorisation of the allotment of the P&O Princess special voting and equalisation shares.

Further information

Your attention is drawn to the information set out in this document. The board of P&O Princess encourages you to, and you should, read the entire document. In particular, Section 4 contains information on the Combined Group and Section 2 and Section 3 contain information on Carnival and P&O Princess, respectively.
Section 5 contains information on the DLC structure.

Action you should now take

This DLC transaction is an important event in the history of P&O Princess and one that the directors of P&O Princess recommend and believe is in the best interest of P&O Princess shareholders. You should read and consider the information set out in this document carefully and the board of P&O Princess urges you to exercise your voting rights. You may do so by attending the P&O Princess EGM in person or by completing and signing the enclosed blue form of proxy in accordance with the instructions set out on it and returning it as soon as possible, but in any event it must be received by P&O Princess' registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, by not later than 10:00 a.m. (London time) on 14 April 2003. By returning the blue form of proxy you will not preclude yourself from attending the P&O Princess EGM and voting in person should you wish to do so.

If you are a corporation and considering appointing a corporate representative to represent you and vote your shareholding in P&O Princess at the P&O Princess EGM you are strongly encouraged to pre-register your corporate representative to make registration on the day of the meeting more efficient. You may obtain a pre-registration pack by contacting the company's registrar, Computershare Investor Services PLC, on 0870 703 6050 from within the UK or +44 870 703 6050 from elsewhere (attention: John Miller or Robert Mole). Please note that P&O Princess' registrar cannot provide advice on the merits of the proposals or give any financial advice. Whether or not you intend to appoint a corporate representative, you are strongly encouraged to return the enclosed blue form of proxy to P&O Princess' registrars as explained above.

Recommendation of the P&O Princess board

The P&O Princess board, which has been so advised by Schroder Salomon Smith Barney, considers the terms of the DLC transaction to be fair and reasonable. In providing advice to the P&O Princess board, Schroder Salomon Smith Barney has taken account of the P&O Princess board's commercial assessments of the DLC transaction.

The P&O Princess board considers that the resolution to be proposed at the P&O Princess EGM is in the best interests of the P&O Princess shareholders as a whole. The P&O Princess board recommends you to vote in favour of the resolution to be proposed at the P&O Princess EGM as they intend to do in respect of their beneficial holdings. Horst Rahe, a non-executive director, excused himself from the P&O Princess board's decision on the DLC transaction as a result of a potential conflict of interest related to the Aida Cruises sale and purchase agreement referred to in paragraph 7 of Section 8.

Yours faithfully
/s/ Lord Sterling

Lord Sterling of Plaistow
Chairman

                                   SECTION 1

                                    SUMMARY

This summary highlights selected information from this document in question and answer format and does not contain all of the information that is important to you. To understand the DLC proposal fully, you should read this document in its entirety. The page references included below direct you to a more complete description of the topics presented in this summary.

Part A.    Summary Information on Carnival and P&O Princess

Carnival

Carnival is a global cruise vacation and leisure travel company. Carnival offers a broad range of cruise brands serving the vacation market through Carnival Cruise Lines, Holland America Line, Costa Cruises, Cunard Line, Seabourn Cruise Line and Windstar Cruises. Carnival's various brands operate 45 cruise ships, offering a total of 67,282 lower berths, in Alaska, Australia, Bahamas, Bermuda, Canada, the Caribbean, Europe, the Hawaiian Islands, the Mexican Riviera, the Mediterranean, New England, the Panama Canal, South America and other exotic worldwide destinations. Carnival has 13 additional cruise ships on order, which will offer a further 30,580 lower berths. These ships are expected to enter service over the next three and a half years. In addition to its cruise operations, Carnival operates a tour business through Holland America Tours, which markets sightseeing tours both separately and as a part of its cruise/tour packages. Holland America Tours operates 13 hotels in Alaska and the Canadian Yukon, two luxury dayboats and a fleet of over 300 motorcoaches and 13 rail cars. Carnival's business strategy is to use this wide, diverse range of vacation options to attract consumers from other land-based vacation choices.

Carnival was incorporated under the laws of the Republic of Panama in November 1974 and is listed on the NYSE. Its shares trade under the symbol "CCL". The address of Carnival's principal executive offices is 3655 N.W 87/th/ Avenue, Miami, Florida 33178-2428.

P&O Princess

P&O Princess is a global cruise vacation company operating under the following brand names: Princess Cruises in North America; P&O Cruises, Ocean Village and Swan Hellenic in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. P&O Princess provides cruises to Alaska, the Caribbean, Europe, the Mediterranean, the Panama Canal and other exotic destinations. The P&O Princess Group had a fleet of 20 ocean cruise ships and two river boats offering a total of 33,100 lower berths as at 31 January 2003, with five additional ocean cruise ships and two river boats on order as at that date, offering a further 12,080 lower berths. The new ships are expected to be delivered over the next two years. P&O Princess' tour division, Princess Tours, is a tour operator in Alaska with five riverside lodges, a fleet of motorcoaches and Midnight Sun Express rail cars.

P&O Princess was incorporated and registered in England and Wales in July 2000. P&O Princess shares are listed on the London Stock Exchange and P&O Princess ADSs are listed on the NYSE. Both P&O Princess shares and P&O Princess ADSs trade under the symbol "POC" on their respective exchanges. P&O Princess' registered office is at 77 New Oxford Street, London WC1A 1PP, England.

Where can I find more information about Carnival and P&O Princess?

You can find more information about Carnival and P&O Princess from various sources described in the sections entitled "Where you can find additional information about Carnival" and "Where you can find additional information about P&O Princess" in Part A of Sections 2 and 3 of this document.

Part B.    Summary of the DLC transaction

Why am I receiving these documents?

On 24 October 2002, Carnival announced the terms of a pre-conditional offer to enter into the DLC transaction with P&O Princess and make the Partial Share Offer for up to, in aggregate, a maximum of 20 per cent. of the issued share capital of P&O Princess. On 8 January 2003, P&O Princess announced that the P&O Princess board had accepted and recommended Carnival's offer to enter into the DLC transaction with P&O Princess.

As a P&O Princess shareholder, you are entitled to vote on whether to approve the implementation of the DLC structure and to participate in the Partial Share Offer. You are receiving this document in connection with your vote on the DLC transaction, and enclosed with this document is a separate Partial Share Offer document in connection with the Partial Share Offer.

What is the DLC transaction?

The DLC transaction is a means of enabling P&O Princess and Carnival to combine their management and operations as if they were a single economic enterprise, while retaining their separate legal identities. This will be accomplished through contractual arrangements and amendments to each company's constitutional documents. In addition, the constitutional documents of the two companies will be harmonised, to the extent practicable and permitted by law, to ensure their corporate procedures are substantially similar. As part of the DLC transaction, P&O Princess intends to change its name to Carnival plc as proposed at the P&O Princess EGM.

What is the Partial Share Offer?

In connection with the DLC transaction, Carnival is making an offer to P&O Princess shareholders to exchange all or part of their P&O Princess shares for Carnival shares, subject to an aggregate maximum of 20 per cent. of P&O Princess' issued share capital. This offer is referred to in this document as the "Partial Share Offer." Whether or not you accept the Partial Share Offer will not influence whether or not the DLC transaction will proceed. If the DLC transaction is not completed due to lack of shareholder approval or for any other reason, the Partial Share Offer will not be completed. If the DLC transaction is completed, then your participation in the Partial Share Offer will only affect how you participate in the Combined Group, whether through ownership of Carnival shares, P&O Princess shares or both. The Partial Share Offer is open to all shareholders of P&O Princess, whether you hold P&O Princess shares directly or in the form of P&O Princess ADSs. For more information please refer to the Partial Share Offer document enclosed with this document.

Do I need to accept the Partial Share Offer to participate in the Combined
Group?

No. You do not need to participate in the Partial Share Offer in order to participate as a shareholder in the Combined Group. If you would prefer to continue to hold P&O Princess shares listed on the London Stock Exchange and do not want to hold Carnival shares listed on the NYSE, you should not accept the Partial Share Offer. However, the board of P&O Princess encourages you to exercise your voting rights to approve the DLC transaction.

Why does P&O Princess want to combine with Carnival?

The P&O Princess board believes that combining with Carnival is advantageous for P&O Princess and in the best interests of P&O Princess and its shareholders as a whole. A combination of P&O Princess and Carnival will create the largest cruise vacation group in the world, based on revenue, passengers carried and available capacity. The Combined Group will have a wide range of complementary brands, a significant presence in the key cruise vacation regions worldwide, a strong balance sheet from which to drive future capacity and growth and leading management and operating practices. In addition, cost savings are expected to be generated by combining the two companies.

Why does P&O Princess want to use a DLC structure to combine with Carnival?

P&O Princess wants to use a DLC structure to combine with Carnival because, following the implementation of the DLC structure, P&O Princess shareholders who are required, or wish, to hold shares in a UK-listed company included in the FTSE indices may continue to do so, and, as a result, continue to participate as a shareholder in the global cruise industry through P&O Princess. As described above, P&O Princess is expected to remain included in the FTSE 100 index. A share acquisition or exchange offer or other more common means of combining the businesses of Carnival and P&O Princess in which all P&O Princess shareholders would receive Carnival shares, which are not eligible for inclusion in the FTSE series of indices, and/or a partial cash alternative would not have afforded all P&O Princess shareholders this opportunity. Additionally, the Partial Share Offer for up to 20 per cent. of P&O Princess' issued share capital allows those P&O Princess shareholders who would prefer to participate in the Combined Group by holding shares in a U.S.-listed company the opportunity to do so.

What is the premium implied by the DLC transaction?

The "look through" value per P&O Princess share under the DLC transaction, based on the closing price of $26.00 per Carnival share on 23 October 2002, the last business day prior to the announcement of the DLC transaction, was 504 pence. This represents a premium of 59.1 per cent. to the closing middle-market price of 317 pence per P&O Princess share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean DLC combination, a premium of 40.1 per cent. to the closing middle market price of 360 pence per P&O Princess share on 14 December 2001, the last business day prior to the announcement of Carnival's first pre-conditional offer for P&O Princess, and a premium of 10.8 per cent. to the closing middle-market price of 455 pence per P&O Princess share on 23 October 2002.

The look through value per P&O Princess share under the DLC transaction, based on the closing price of $20.75 per Carnival share on 12 March 2003, the latest practicable day prior to the publication of this document, was 386 pence. This represents a premium of 21.9 per cent. to the closing middle-market price of 317 pence per P&O Princess share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean DLC combination, a premium of
7.4 per cent. to the closing middle market price of 360 pence per P&O Princess share on 14 December 2001, the last business day prior to the announcement of Carnival's first pre-conditional offer for P&O Princess, and a discount of 15.1 per cent. to the closing middle-market price of 455 pence per P&O Princess share on 23 October 2002 and values the entire existing share capital of P&O Princess at approximately (Pounds)2.7 billion.

The look through value is, however, based upon the closing price of Carnival shares on the applicable date, and P&O Princess shareholders should note that P&O Princess shares may trade at a discount to Carnival shares.

What votes are required to approve the DLC transaction?

The DLC transaction must be approved by the shareholders of both P&O Princess and Carnival. P&O Princess shareholders must approve the resolution required to implement the DLC structure by not less than three-quarters of the votes that are cast at the P&O Princess EGM in favour of the DLC transaction. Carnival shareholders must approve the resolutions required to implement the DLC structure by the affirmative vote of a majority of all outstanding Carnival shares entitled to vote at the Carnival Special Meeting. Micky Arison, other members of the Arison family and trusts for their benefit have entered into undertakings under which they will be required to cause shares beneficially owned by them representing approximately 47 per cent. of the voting power of Carnival to vote in favour of the resolutions to implement the DLC structure at the Carnival Special Meeting. These undertakings are irrevocable except in circumstances where the DLC proposal is withdrawn or lapses.

Does the P&O Princess board recommend the approval of the DLC transaction?

Yes. The P&O Princess directors consider the DLC transaction to be in the best interests of the P&O Princess shareholders as a whole and recommend that you vote in favour of the resolution to approve, among other matters, the DLC transaction at the P&O Princess EGM. Horst Rahe excused himself from the decision for the reasons described in the Chairman's letter. As at the date of this document, the directors and executive officers of P&O Princess beneficially hold approximately 0.2 per cent. of P&O Princess' existing issued ordinary share capital. Such directors and executive officers intend to vote their beneficial holdings in favour of the resolution.

Does the Carnival board recommend the approval of the DLC transaction?

Yes. The Carnival board of directors has approved the DLC transaction and has recommended to its shareholders that they vote for the resolutions set out in its notice of the Carnival Special Meeting. As of 11 March 2003 (the latest practicable date prior to the publication of this document), the directors and executive officers of Carnival and their affiliates beneficially hold an aggregate of 234,661,927 Carnival shares, which represent 39.8 per cent. of Carnival's outstanding shares entitled to vote. Such directors and executive officers intend to vote their beneficial holdings in favour of these resolutions.

What will happen to my P&O Princess shares?

Except to the extent that you elect to exchange P&O Princess shares for Carnival shares in the Partial Share Offer described above, following the completion of the DLC transaction you will continue to own your P&O Princess shares. P&O Princess shares will continue to have a primary listing on the London Stock Exchange and it is currently intended that P&O Princess ADSs will continue to be listed on the NYSE for the foreseeable future. The existing full index participation of P&O Princess in the FTSE 100 index is expected to be retained. However, the rights accompanying your P&O Princess shares will change to give effect to the DLC transaction described below.

The economic and voting interests represented by an individual share in each company will be equalised based on an "equalisation ratio". The current equalisation ratio is one P&O Princess share for each 0.3004 Carnival shares, which is the same as the exchange ratio in Carnival's pre-conditional share exchange offer of 7 February 2002. On completion of the DLC transaction, P&O Princess will reorganise and consolidate its share capital so that the equalisation ratio will adjust to 1:1. This will be achieved by consolidating each 3.3289 existing P&O Princess shares of $0.50 into one reorganised P&O Princess share of $1.66 each. If you hold fewer than four P&O Princess shares, you will not receive any P&O Princess shares under the reorganisation. Instead, you will receive a cash sum reflecting the market value of your P&O Princess shares sold into the market. After this reorganisation one Carnival share will have the same rights to distributions of income and capital and voting rights as one P&O Princess share. Following the reorganisation of P&O Princess shares, the equalisation ratio will be subject to adjustment only in a limited number of circumstances, as described in Part B of Section 5 of this document. In no event will the take-up of the Partial Share Offer affect the equalisation ratio.

Why is the number of P&O Princess shares I hold reducing?

The number of P&O Princess shares in issue will be reduced as a result of the P&O Princess share reorganisation which will take effect at 10.00 p.m., London time, on the day that the Partial Share Offer becomes or is declared unconditional. This share reorganisation will not result in any change in your ownership percentage of P&O Princess shares. To enable the economic and voting rights of each share in P&O Princess to be equal to the economic and voting rights of each share in Carnival, P&O Princess' share capital is being reorganised at completion of the DLC transaction. This will be achieved by consolidating each 3.3289 existing P&O Princess shares of $0.50 into one reorganised P&O Princess share of $1.66 each. If you hold fewer than four P&O Princess shares, you will not receive any P&O Princess shares under the reorganisation. Instead you will receive a cash sum reflecting the market value of your P&O Princess shares sold into the market. In addition, any entitlement to fractions of P&O Princess shares arising out of the reorganisation will be aggregated, consolidated and sold into the market and the net proceeds (rounded down to the nearest whole pence) distributed to the relevant P&O Princess shareholders.

The current P&O Princess shareholders will hold approximately 26 per cent. of the equity in the Combined Group in the form of P&O Princess shares or, to the extent that they participate in the Partial Share Offer described above, Carnival shares.

What are P&O Princess ADSs?

In the U.S., P&O Princess shares trade on the NYSE in the form of P&O Princess ADSs. Each P&O Princess ADS currently represents four P&O Princess shares. Simultaneously with the reorganisation of P&O Princess shares, the ratio of P&O Princess shares to P&O Princess ADSs will also be adjusted to 1:1 in order to have a 1:1 ratio with Carnival shares.

The rights of P&O Princess ADS holders are derivative of the rights of holders of P&O Princess shares because P&O Princess ADSs represent underlying P&O Princess shares. As described in the prospectus issued at the time the P&O Princess ADSs were offered to the public in the U.S., the rights of P&O Princess ADS holders are not, however, identical to the rights of holders of ordinary shares.

For example, the rights of P&O Princess ADS holders are based on the deposit agreement with the P&O Princess ADS depositary bank, as P&O Princess ADS holders are not in the P&O Princess share register and voting is effected through the P&O Princess ADS depositary bank and not directly by the ADS holders. These differences are not impacted by the DLC transaction or the reorganisation of P&O Princess shares. P&O Princess ADS holders will be impacted to the same extent as holders of P&O Princess shares by the implementation of the DLC structure.

What will happen to my future dividends?

After the completion of the DLC transaction, P&O Princess shareholders will continue to receive dividends declared by P&O Princess and Carnival shareholders will continue to receive dividends declared by Carnival. However, no dividend or other distribution may be made by either company in respect of its shares unless an equivalent per share dividend or other distribution (before taxes and other deductions) is made by the other company. Dividends and other distributions will be equalised on a per share basis in accordance with the equalisation ratio. The payment of dividends by P&O Princess in the future will depend on business conditions, its financial condition and earnings and the financial condition and earnings of the Combined Group, the ability of Carnival to pay an equivalent dividend and other factors. It is intended that the first dividend to be paid by the Combined Group will be declared in April 2003, with a record date in May 2003 and a payment date in June 2003.

What will happen to Carnival shares?

Carnival shareholders will continue to hold their Carnival shares. In addition, Carnival shareholders will be receiving trust shares relating to a trust the trustee of which will hold a "special voting share" issued by P&O Princess. Through this special voting share, the votes of Carnival shareholders at Carnival shareholder meetings will be reflected at P&O Princess shareholder meetings on joint electorate actions and class rights actions. These voting rights are described below under "Will my voting rights change?" The trust shares will be paired with the Carnival shares and will be listed and traded on the New York Stock Exchange together with the Carnival shares.

Will P&O Princess shareholders also receive trust shares?

No. Carnival will issue a special voting share through which the votes of P&O Princess shareholders at P&O Princess shareholder meetings will be reflected at Carnival shareholder meetings, but it will be held by a special voting corporation rather than the trustee of a trust. However, the absence of these trust shares in respect of the Carnival "special voting share" will in no way affect the operation of the special voting share or the ability of P&O Princess shareholders to have their votes reflected at Carnival shareholder meetings for purposes of joint electorate actions and class rights actions.

Will my voting rights change?

Yes. On most matters that affect all of the shareholders of the Combined Group, the shareholders of P&O Princess and Carnival will effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company. These matters will be specified in the constitutional documents of each company as "joint electorate actions". Combined voting will be accomplished through a special voting share that will be issued by each company. Certain matters where the interests of the two shareholder bodies may diverge will be specified in the constitutional documents of each company as "class rights actions". These class rights actions will be voted on separately by the shareholders of each company. If either group of shareholders does not approve a class rights action, that action generally cannot be taken by either company.

What impact will the implementation of the DLC structure have on me for UK or U.S. tax purposes?

The tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer on P&O Princess shareholders will depend upon each shareholder's particular circumstances, including whether such shareholder is a UK P&O Princess shareholder or a U.S. P&O Princess shareholder. Accordingly, the P&O Princess board strongly urges P&O Princess shareholders to consult with their tax advisers to determine the particular UK, U.S. federal, state, local, or other applicable foreign tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer.

UK P&O Princess shareholders

Under current UK tax law, UK P&O Princess shareholders who do not accept the Partial Share Offer will not be treated as having disposed of their P&O Princess shares for UK capital gains tax purposes by virtue of either the implementation of the DLC structure or the P&O Princess share reorganisation. UK P&O Princess shareholders who continue to hold P&O Princess shares after completion of the DLC transaction will be taxed on dividends received in respect of their P&O Princess shares on the same basis as that in effect prior to the DLC transaction.

UK P&O Princess shareholders who accept the Partial Share Offer will make a taxable disposal or part disposal of their P&O Princess shares for the purposes of UK tax on chargeable gains.

General information on the application of current UK tax law and Inland Revenue practice applicable to UK P&O Princess shareholders in respect of the DLC transaction and the P&O Princess share reorganisation is set out in paragraph 5 of Section 8. For further information on the UK tax consequences of the Partial Share Offer, refer to the Partial Share Offer document.

U.S. P&O Princess shareholders

Although there is no U.S. federal income tax authority addressing the tax consequences of a dual listed company transaction, the DLC transaction should not give rise to taxable income or gain for U.S. P&O Princess shareholders for U.S. federal income tax purposes. However, the Internal Revenue Service may assert that U.S. P&O Princess shareholders received taxable income as a result of the various voting and equalisation provisions necessary to implement the DLC structure. Such voting and other rights, if any, received by shareholders are expected to have only nominal value and, therefore, the receipt of such rights by U.S. P&O Princess shareholders would only result in a nominal amount of income. It is possible, however, that the Internal Revenue Service may disagree with this conclusion.

The P&O Princess share reorganisation should not give rise to taxable gain or income to U.S. P&O Princess shareholders except with respect to gain, if any, upon the disposition of fractional shares. U.S. P&O Princess shareholders who dispose of fractional shares under the P&O Princess share reorganisation will recognise gain or loss in an amount equal to the difference between the cash received and the shareholder's adjusted tax basis in his/her P&O Princess shares or P&O Princess ADSs allocable to the fractional share, as the case may be.

U.S. P&O Princess shareholders will be taxed on dividends received in respect of their P&O Princess shares or P&O Princess ADSs after completion of the DLC transaction on the same basis as they were prior to the DLC transaction.

The exchange of P&O Princess shares or P&O Princess ADSs for Carnival shares pursuant to the Partial Share Offer will likely be a taxable transaction for U.S. federal income tax purposes.

General information on the application of current U.S. tax laws applicable to U.S. P&O Princess shareholders in respect of the DLC transaction and P&O Princess share reorganisation is set out in paragraph 6 of Section 8. For further information on the tax consequences of the Partial Share Offer, refer to the Partial Share Offer document.

What percentage of the Combined Group will be controlled by existing P&O Princess shareholders?

If the DLC transaction is approved, existing P&O Princess shareholders will hold 26 per cent. of the equity of the Combined Group following its implementation. This percentage will not be affected by the extent of the take-up of the Partial Share Offer. However, depending on the extent that P&O Princess shares are exchanged for Carnival shares under the Partial Share Offer, part of the interest in the Combined Group held by existing P&O Princess shareholders will be in the form of Carnival shares rather than P&O Princess shares. If the Partial Share Offer is taken up in full, approximately 21 per cent. of the equity of the Combined Group will be held through P&O Princess shares and the balance of the equity in the Combined Group will be held through Carnival shares.

Will P&O Princess become a subsidiary of Carnival?

No. P&O Princess will continue to exist as a separate publicly quoted company and its shares will continue to be listed on the London Stock Exchange. The boards of Carnival and P&O Princess will be identical and the Combined Group will be managed by a single senior executive management team. The two companies will pursue a common set of business objectives established by the identical boards and single managment team, who will evaluate these strategies and other operational decisions from the perspective of all shareholders.

Will there be any transfer of assets between P&O Princess and Carnival in connection with the DLC transaction?

The implementation of the DLC structure will not result in the transfer of any assets between P&O Princess and Carnival. Following completion of the DLC transaction, management of the Combined Group will determine whether assets will be owned by Carnival or P&O Princess as is most efficient and appropriate under the then prevailing circumstances. The Combined Group will comprise all of the assets held by P&O Princess and Carnival immediately prior to the implementation of the DLC transaction. No transfer of assets between the two companies will affect the equalisation ratio or the relative economic interests of P&O Princess shareholders and Carnival shareholders in the Combined Group.

What accounting treatment and reporting requirements will be applicable to the Combined Group?

It is expected that under U.S. GAAP the DLC transaction will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations". In accordance with the purchase method of accounting, the P&O Princess U.S. GAAP accounting policies will be conformed to Carnival's accounting policies upon completion of the DLC transaction.

Following the completion of the DLC transaction, P&O Princess will change its financial year end from 31 December to 30 November so that it will be the same as Carnival's current financial year end. The Combined Group intends to publish combined financial statements denominated in U.S. dollars and prepared in accordance with U.S. GAAP. It is envisaged that these combined financial statements will be included in a combined annual report. P&O Princess also expects to include summary balance sheet information and summary income statement information prepared in accordance with UK GAAP, without notes, in the combined annual report. P&O Princess shareholders will be able to request an additional document containing P&O Princess financial statements prepared in accordance with UK GAAP, which together with the other published information would constitute the full annual report and financial statements.

In addition, Carnival and P&O Princess will file periodic and current reports with the SEC on a joint basis in accordance with the rules applicable to U.S. domestic reporting companies. The financial statements presented in the periodic reports will consist of combined financial statements of the Combined Group prepared in accordance with U.S. GAAP. See paragraph 10 of Part A of
Section 4 of this document.

Who will be the directors and senior executive management team of the Combined Group?

Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. Although each of Carnival and P&O Princess will continue to exist as a separate company with its own board of directors and senior executive management, the boards and senior executive management of each company will be identical. The proposed directors of each of P&O Princess and Carnival following implementation of the DLC structure are set out in paragraph 8 of Part A of Section 4. In addition to their normal fiduciary duties to the company and obligation to have regard to the interests of its shareholders, the directors of each company will be entitled to have regard to the interests of the other company and its shareholders. Micky Arison, the Chairman and Chief Executive Officer of Carnival, will be Chairman and Chief Executive Officer of both Carnival and P&O Princess, Howard S. Frank, the Vice-Chairman and the Chief Operating Officer of Carnival, will be the Vice-Chairman and Chief Operating Officer of both Carnival and P&O Princess and Gerald R. Cahill, the Chief Financial Officer and Chief Accounting Officer of Carnival, will be the Chief Financial Officer and Chief Accounting Officer of both Carnival and P&O Princess. The headquarters of the Combined Group will be in Miami with a corporate office in London.

How will the directors of Carnival and P&O Princess be elected?

Resolutions relating to the appointment, removal and re-election of directors will be considered as a joint electorate action and voted upon by the shareholders of each company effectively voting together as a single decision-making body. No person may be a member of the board of directors of Carnival or P&O Princess without also being a member of the board of directors of the other company.

When will we elect the new directors of Carnival and P&O Princess?

Carnival and P&O Princess expect to hold their next annual meetings in June 2003 at which the re-election of each of the directors will be considered as joint electorate actions.

What corporate governance requirements will apply to the Combined Group?

Carnival and P&O Princess comply with, and the Combined Group will comply with, the applicable corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 and the NYSE. These are the corporate governance rules applicable to U.S. public companies. P&O Princess will also continue to comply with the rules of the UK Listing Authority (including certain annual disclosure requirements regarding compliance with the Combined Code, appended to those rules) and the London Stock Exchange. Upon completion of the DLC transaction, it is expected that P&O Princess will not comply with the recommendation of the Combined Code to have a separate chairman and chief executive officer.

Will the Takeover Code apply to P&O Princess after completion of the DLC transaction?

No. The UK Takeover Panel has confirmed that, on the basis of information available to it, upon completion of the DLC transaction, neither P&O Princess nor Carnival will be a company to which the Takeover Code applies. However, provisions will be included in the constitutional documents of Carnival and P&O Princess in order to replicate certain of the protections provided by the Takeover Code. See "Takeover regulation of the Combined Group" in Part B of
Section 5.

When do you expect to complete the DLC transaction?

P&O Princess and Carnival are working to complete the DLC transaction as soon as possible. P&O Princess and Carnival hope to complete the DLC transaction as soon as practicable after the Carnival Special Meeting and the P&O Princess EGM if the required shareholder approvals are obtained at those meetings. In addition to shareholder approvals, the companies must satisfy all of the other closing conditions specified in the Implementation Agreement. Subject to these conditions, the completion of the DLC transaction is expected to take place early in the second quarter of 2003.

Should I vote?

Yes. The proposed DLC transaction is an important step in the history of P&O Princess. Your vote is critical to this process, which the P&O Princess board believes is in the best interests of its shareholders and recommends that you vote for the DLC resolution. Please complete and send in the blue form of proxy included with this document. See "Information about the P&O Princess EGM" in Part C of Section 1 of this document and the Notice of Meeting at the end of this document for more information on how to vote at the P&O Princess EGM.

Who can answer questions I might have about the DLC transaction?

If you have any queries in relation to the DLC transaction and/or the Partial Share Offer you may call the UK helpline from within the UK on 0800 953 0083 between 9:00 a.m. and 5:30 p.m. (London time) on any business day until completion of the DLC transaction. If you are calling from the U.S., the helpline number is 1 866 203-2636 (calls will be toll-free within the U.S.) If you are calling from anywhere else, the number is +44 870 889 3147 (calls will be charged at the applicable rate). For legal reasons, the helpline will only be able to assist you with information contained in this document and the helpline cannot provide advice on the merits of the proposals or give any financial advice. Calls may be monitored for quality control purposes.

Part C.    Information about the P&O Princess EGM

When and where is the P&O Princess EGM being held?

The P&O Princess EGM is being held on 16 April 2003 at 10:00 a.m. (London time) at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE.

Who is entitled to attend and vote at the P&O Princess EGM?

If you are a P&O Princess shareholder registered in the register of members of P&O Princess at 11:00 p.m. on 14 April 2003 you will be entitled to attend in person and vote at the P&O Princess EGM in respect of the number of P&O Princess shares registered in your name at that time, regardless of whether you have tendered any or all of your P&O Princess shares in the Partial Share Offer. You may also appoint one or more proxies to attend and (on a poll) vote instead of you. If you are a corporation you may appoint a corporate representative to represent you and vote your shareholding in P&O Princess at the P&O Princess EGM. For further details regarding appointing a proxy or corporate representative please see below.

How do I vote my P&O Princess shares without attending the P&O Princess EGM?

You may vote your P&O Princess shares at the P&O Princess EGM by completing and signing the enclosed blue form of proxy in accordance with the instructions set out on the form and returning it as soon as possible, but in any event so as to be received by P&O Princess' registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, by not later than 10:00 a.m. (London time) on 14 April 2003. By returning the blue form of proxy you will not preclude yourself from attending the P&O Princess EGM and voting in person should you wish to do so.

If you are a corporation you can vote your P&O Princess shares at the P&O Princess EGM by appointing a corporate representative. You are strongly encouraged to pre-register your corporate representative to make registration on the day of the P&O Princess EGM more efficient. You may obtain a pre-registration pack by contacting the company's registrars, Computershare Investor Services PLC, on 0870 703 6050 from within the UK or +44 870 703 6050 from elsewhere (attention: John Miller or Robert Mole). Please note that P&O Princess' registrar cannot provide advice on the merits of the proposals or give any financial advice. Corporate representatives themselves are urged to arrive at least two hours before commencement of the P&O Princess EGM to assist P&O Princess' registrar with the appropriate registration formalities. Whether or not you intend to appoint a corporate representative, you are strongly encouraged to return the enclosed blue form of proxy to the P&O Princess' registrar as explained above.

Can I change my vote given by proxy or by my corporate representative?

Yes, in certain circumstances. You may change your proxy vote by either completing, signing and dating a new form of proxy in accordance with its instructions and returning it to P&O Princess' registrars by no later than 10:00 a.m. (London time) on 14 April 2003, or by attending and voting in person at the P&O Princess EGM. If you do not attend and vote in person at the P&O Princess EGM and wish to revoke the appointment of your proxy or corporate representative you must do so by delivering a notice of such revocation to P&O Princess' registrars at least three hours before the start of the P&O Princess EGM.

Where can I find the voting results of the P&O Princess EGM?

The results of the P&O Princess EGM will be announced on a Regulatory Information Service as soon as practicable following the P&O Princess EGM and will be posted on the P&O Princess and Carnival websites
(www.poprincesscruises.com and www.carnivalcorp.com, respectively).

                                   SECTION 2

                            INFORMATION ON CARNIVAL

Part A.    Description of Carnival's business

1.  General

Carnival is a global cruise vacation and leisure travel company that offers a broad range of cruise brands serving the contemporary cruise sector through Carnival Cruise Lines, or CCL, and Costa Cruises, or Costa, the premium sector through Holland America Line, or Holland America, the premium/luxury cruise sector through Cunard Line, or Cunard, and the luxury cruise sector through Seabourn Cruise Line, or Seabourn, and Windstar Cruises, or Windstar. Carnival has a multi-brand strategy which provides products and services appealing to the widest possible target audience across all major segments of the vacation industry.

Additional summary information about Carnival's cruise brands is as follows:

                     Number of  Passenger
     Cruise Brand      Ships   Capacity/(1)/ Primary Location of Customers
     CCL                18        38,348         North America
     Holland America    11        14,494         North America
     Costa               8        10,754         Europe
     Cunard              2         2,458         Europe/North America
     Seabourn            3           624         North America
     Windstar            3           604         North America
                        --        ------
                        45        67,282

--------
(1)In accordance with cruise industry practice, all passenger capacities are measured in lower berths calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

Carnival currently has signed agreements with three shipyards providing for the construction of 13 additional cruise ships during the next three and a half years. This will increase Carnival's passenger capacity by 30,580 lower berths, or 46 per cent., assuming none of Carnival's existing ships are sold or retired from service. However, it is possible that some of Carnival's older ships may be retired or sold during the next three to four years, thus reducing the increase to Carnival's fleet over this period.

In addition to Carnival's cruise operations, Carnival operates a tour business under the brand name Holland America Tours. Holland America Tours is a leading cruise/tour operator in the state of Alaska and the Canadian Yukon and currently markets and/or operates:

..   13 hotels in Alaska and the Canadian Yukon;

..   two luxury dayboats offering tours to the glaciers of Alaska and the Yukon
    River;

..   over 300 motor coaches used for sightseeing and charters in the states of
    Washington and Alaska and in British Columbia, Canada and the Canadian
    Yukon;

..   13 private, domed rail cars which are run on the Alaska Railroad between
    Anchorage and Fairbanks; and

..   sightseeing packages both separately and as part of Carnival's cruise/tour packages to Carnival's Alaska bound cruise passengers and to the public.

2.  Cruise operations

The multi-night cruise industry is a small part of the overall global vacation market. Carnival estimates that the global cruise industry carried more than 10 million passengers in 2002. The principal sources for cruise passengers are North America, Europe, Asia/South Pacific including Australia, and South America. Carnival sources passengers principally from North America, the largest cruise sector in the world and, to a lesser extent, from Europe. A small percentage of Carnival's passengers are sourced from South America and Asia/South Pacific.

Passengers, capacity and occupancy

Carnival's cruise operations had worldwide cruise passengers, passenger capacity and occupancy as follows/(1)/:

                             Cruise    Passenger
               Fiscal Year Passengers  Capacity    Occupancy/(3)/
                  1998     2,045,000   39,466          106.3%
                  1999     2,366,000   43,810          104.3%
                  2000     2,669,000   48,196          105.4%
                  2001     3,385,000   58,346          104.7%
                  2002     3,549,000   67,282/(2)/     105.2%

   -----
(1)Information presented is as of the end of Carnival's fiscal year for passenger capacity. Costa's passengers, capacity and occupancy are only included in 2001 and 2002.
(2)Excludes Windstar Cruises' 148 passenger capacity ship, Wind Song, which was removed from service in December 2002.
(3)In accordance with cruise industry practice, occupancy is determined based on double occupancy per cabin even though some cabins can accommodate three or more passengers. Accordingly, the percentages in excess of 100 per cent. indicate that more than two passengers occupied some cabins.

The actual occupancy percentage for all cruises on Carnival ships during each quarter indicated below was as follows:

          Quarters Ended                                 Occupancy
          30 November 2000                                103.4%
          28 February 2001                                105.2%
          31 May 2001                                     102.5%
          31 August 2001                                  113.0%
          30 November 2001                                 97.9%/(1)/
          28 February 2002                                102.8%
          31 May 2002                                     101.9%
          31 August 2002                                  113.7%
          30 November 2002                                102.1%

--------
(1)Carnival's fourth quarter 2001 occupancy decreased compared to the fourth quarter of 2000 due primarily to the impact of the events of September 11, 2001 and their aftermath.

Carnival's passenger capacity has grown from 39,466 berths at 30 November 1998 to 67,282 berths at 31 January 2003. In 1999 capacity increased by 4,344 berths, primarily due to the deliveries of the Carnival Triumph and Holland America's Volendam. During 2000 capacity increased by 4,386 berths, primarily due to the deliveries of the Carnival Victory and Holland America's Zaandam and Amsterdam, partially offset by the 1,214 berth decrease due to the sale of Holland America's Nieuw Amsterdam. During 2001 capacity increased by 10,150 berths, primarily due to the acquisition and consolidation of Costa's 9,200 berths and the delivery of the Carnival Spirit, partially offset by the removal from service of the 946 berth Costa Riviera and the 232 berth decrease due to the sale of the Seabourn Goddess I and II. During 2002, capacity increased by 8,936 berths primarily due to the deliveries of the Carnival Pride, Carnival Legend, Carnival Conquest and Holland America's Zuiderdam, partially offset by the removal from service of the 148 berth Wind Song.

Cruise ships and itineraries

CCL's 18 cruise ships operate in the contemporary sector and are primarily marketed in North America. All of the CCL ships were designed by and built for CCL, including four that are among the world's largest, the Carnival Conquest, the Carnival Victory, the Carnival Triumph and the Carnival Destiny. In addition, CCL introduced the first three of its new "Spirit" class ships, the Carnival Spirit, the Carnival Pride and the Carnival Legend, which have 80 per cent. outside cabins, with 80 per cent. of those outside cabins having balconies. Sixteen of the CCL cruise ships operate to destinations in the Bahamas or the Caribbean during all or a portion of the year and two CCL ships call on ports on the Mexican Riviera year round. CCL ships also offer cruises to Alaska, Bermuda, Canada, New England, the Hawaiian Islands and the Panama Canal.

Through Carnival's wholly-owned subsidiary, HAL Antillen, N.V. ("HAL Antillen"), Carnival operates 11 cruise ships in the premium sector, which are primarily marketed in North America under the Holland America brand. HAL Antillen also operates three sailing ships in the luxury cruise sector under the Windstar brand.

The Holland America cruise ships offer premium cruises of various lengths to destinations in Alaska, the Caribbean, the Panama Canal, Europe, the Mediterranean, Bahamas, the Hawaiian Islands, South America and other worldwide locations. Cruise lengths vary from three to 100 days, with a large proportion of cruises being seven or ten days. Periodically, the Holland America ships make longer cruises or operate on special itineraries in order to increase travel opportunities for their passengers and diversify their cruise offerings. For example, in 2002, Holland America offered a 100-day world cruise. The majority of the Holland America ships operate to destinations in the Bahamas and the Caribbean during fall to spring and in Alaska and Europe during spring to fall. In order to offer a unique destination and, to compete more effectively while operating in the Bahamas and the Caribbean, Holland America includes in certain of its Bahamas and Caribbean itineraries, a private island destination known as Half Moon Cay. Half Moon Cay is a 2,400-acre island owned by Holland America. Facilities were constructed on the island on 45 acres along a crescent-shaped white sand beach. The remainder of the island remains undeveloped. The facilities on Half Moon Cay include bars, shops, restrooms, a post office, a chapel and an ice cream shop, as well as a food pavilion with open-air dining shelters.

Windstar currently markets cruises to destinations in the Caribbean, Europe, Central America and Tahiti and offers a casual, yet luxurious, cruise experience on board its modern sail ships. The Windstar ships are primarily marketed in North America.

Costa's eight ships operate in Europe during the spring to fall. During the fall to spring, Costa repositions most of its ships to the Caribbean and South America. The Costa ships serve the contemporary sector and are primarily marketed in Europe. Costa is the number one cruise line in continental Europe based on passengers carried and capacity of its ships, principally serving customers in Italy, France, Germany and Spain. The Costa ships call on 105 European ports with 44 different itineraries and to various other ports in the Caribbean and South America. Costa has also expanded its presence in Germany by launching a new cruise product aimed exclusively at Germans, with European and Caribbean sailings aboard the 762 berth Costa Marina, which began in the spring 2002.

Under the Cunard brand, Carnival operates two cruise ships in the premium/luxury sector, which are primarily marketed in North America, the UK, Germany and Australia. Cunard's flagship, the Queen Elizabeth 2, offers the only regularly scheduled transatlantic crossings between New York and Southampton, England. In addition, Cunard repositioned the Caronia to service the growing UK region, with round-trip cruises from Southampton, which commenced in May 2002. Both of Cunard's ships offer cruises to other worldwide destinations, with many of the cruises ranging generally between six and 26 days. The Cunard ships also offer extended cruises, such as the QE2's world cruise.

The three Seabourn cruise ships ("The Yachts of Seabourn") offer an intense focus on personalised service and quality cuisine aboard its intimately sized all-suite ships. The Yachts of Seabourn serve the luxury sector and are primarily marketed in North America. These ships concentrate their operations in Europe, Asia and the Americas with cruises generally in the seven to 14 day range.

Summary information of Carnival's ships as at 31 January 2003 is as follows:

                                            Calendar  Passenger  Approx. Gross
Ship              Registry                 Year Built Capacity  Registered Tons

CCL
Carnival Conquest Panama                      2002      2,974       110,000
Carnival Legend   Panama                      2002      2,124        88,500
Carnival Pride    Panama                      2001      2,124        88,500
Carnival Spirit   Panama                      2001      2,124        88,500
Carnival Victory  Panama                      2000      2,758       102,000
Carnival Triumph  Bahamas                     1999      2,758       102,000
Paradise          Panama                      1998      2,052        70,000
Elation           Panama                      1998      2,052        70,000
Carnival Destiny  Bahamas                     1996      2,642       101,000
Inspiration       Bahamas                     1996      2,052        70,000
Imagination       Bahamas                     1995      2,052        70,000
Fascination       Bahamas                     1994      2,052        70,000
Sensation         Bahamas                     1993      2,052        70,000
Ecstasy           Panama                      1991      2,052        70,000
Fantasy           Panama                      1990      2,056        70,000
Celebration       Panama                      1987      1,486        47,000
Jubilee           Bahamas                     1986      1,486        47,000
Holiday           Bahamas                     1985      1,452        46,000
                                                       ------
                  Total CCL                            38,348
                                                       ------
Holland America
Zuiderdam         Netherlands                 2002      1,848        81,800
Zaandam           Netherlands                 2000      1,440        63,000
Amsterdam         Netherlands                 2000      1,380        62,000
Volendam          Netherlands                 1999      1,440        63,000
Rotterdam         Netherlands                 1997      1,316        62,000
Veendam           Bahamas                     1996      1,266        55,000
Ryndam            Netherlands                 1994      1,266        55,000
Maasdam           Netherlands                 1993      1,266        55,000
Statendam         Netherlands                 1993      1,266        55,000
Prinsendam        Netherlands                 1988        792        38,000
Noordam           Netherlands                 1984      1,214        34,000
                                                       ------
                  Total Holland America                14,494
                                                       ------
Costa
Costa Atlantica   Italy                       2000      2,114        86,000
Costa Victoria    Italy                       1996      1,928        76,000
Costa Romantica   Italy                       1993      1,344        53,000
Costa Allegra     Italy                       1992        806        30,000
Costa Classica    Italy                       1991      1,302        53,000
Costa Marina      Italy                       1990        762        25,500
Costa Europa      Italy                       1986      1,476        54,000
Costa Tropicale   Italy                       1982      1,022        37,000
                                                       ------
                  Total Costa                          10,754
                                                       ------

Cunard
Caronia           UK                          1973        668        24,500
QE2               UK                          1969      1,790        70,000
                                                       ------
                  Total Cunard                          2,458
                                                       ------
Seabourn
Seabourn Legend   Bahamas                     1992        208        10,000
Seabourn Spirit   Bahamas                     1989        208        10,000
Seabourn Pride    Bahamas                     1988        208        10,000
                                                       ------
                  Total Seabourn                          624
                                                       ------
Windstar Cruises
Wind Surf         Bahamas                     1990        308        14,750
Wind Spirit       Bahamas                     1988        148         5,700
Wind Star         Bahamas                     1986        148         5,700
                                                       ------
                  Total Windstar                          604
                                                       ------
                  Total Passenger Capacity             67,282
                                                       ======

Cruise ship construction and cruise port facility development

Carnival has signed agreements with three shipyards providing for the construction of 13 new cruise ships which have 30,580 berths. Primarily in cooperation with private or public entities, Carnival is engaged in the development of new or enhanced cruise port facilities. These facilities are expected to provide Carnival's passengers with an improved holiday experience. Carnival's involvement typically includes providing cruise port facility development and management expertise and assistance with financing. During 2002, Carnival was primarily involved in the development of cruise port facilities in Long Beach, California, Galveston, Texas, La Romana, Dominican Republic, which opened in December 2002, San Juan, Puerto Rico, Savona, Italy and Cozumel, Mexico. No assurance can be given that any of these cruise port facilities that are still being developed will be completed.

Ship Commitments

A description of Carnival's ships under contract for construction is as follows (in millions, except passenger capacity data):

                      Expected                                               Estimated
                      Service                                  Passenger     Total
Ship                  Date/(1)/ Shipyard                       Capacity/(2)/ Cost/(3)/
CCL
Carnival Glory          7/03    Fincantieri                     2,974        $  510
Carnival Miracle        3/04    Masa-Yards/(4)/                 2,124           375
Carnival Valor         11/04    Fincantieri/(4)/                2,974           510
Newbuild                1/06    Fincantieri                     2,974           460
                                                               ------        ------
Total CCL                                                      11,046         1,855
                                                               ------        ------
Holland America
Oosterdam               7/03    Fincantieri/(4)/                1,848           410
Westerdam               5/04    Fincantieri/(4)/                1,848           410
Newbuild               11/05    Fincantieri/(4)/                1,848           410
Newbuild                6/06    Fincantieri                     1,848           390
                                                               ------        ------
Total Holland America                                           7,392         1,620
                                                               ------        ------
Costa
Costa Mediterranea      6/03    Masa-Yards/(5)/                 2,114           360
Costa Fortuna          12/03    Fincantieri/(5)/                2,720           440
Costa Magica           11/04    Fincantieri/(5)/                2,720           460
                                                               ------        ------
Total Costa                                                     7,554         1,260
                                                               ------        ------
Cunard
Queen Mary 2            1/04    Chantiers de l'Atlantique/(4)/  2,620           780
Newbuild                2/05    Fincantieri/(4)/                1,968           410
                                                               ------        ------
Total Cunard                                                    4,588         1,190
                                                               ------        ------
Total                                                          30,580        $5,925
                                                               ======        ======

--------
(1) The expected service date is the date the ship is currently expected to begin its first revenue generating cruise.
(2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.
(3) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalised interest, construction oversight costs and various owner supplied items.
(4) These construction contracts are denominated in euros and have been fixed into U.S. dollars through the utilisation of forward foreign currency contacts. The $178 million of unrealised losses from these forward contracts has been recorded as fair value of derivative contract liabilities on Carnival's 30 November 2002 balance sheet and are also included in the above estimated total cost of these construction contracts.
(5) These construction contracts are denominated in euros, which is Costa's functional currency. The estimated total costs have been translated into U.S. dollars using the 30 November 2002 exchange rate.

In connection with Carnival's ships under contract for construction, Carnival has paid approximately $712 million through 30 November 2002 and anticipates paying the remaining estimated total costs as follows (U.S. dollars in millions):

              Fiscal Year
              2003                                          $1,630
              2004                                           2,110
              2005                                           1,140
              2006                                             330
                                                            ------
                                                            $5,210
                                                            ======

Cruise pricing

Each of Carnival's cruise brands publishes brochures with prices for the upcoming seasons. In many regions, brochure prices vary by cruise line, by category of cabin, by ship, by season and by itinerary. Brochure prices are regularly discounted through early booking discount programmes and other promotions. The cruise ticket price includes accommodations, meals and most onboard entertainment, such as the use of, or admission to, a wide variety of activities and facilities, including on substantially all ships a fully equipped casino, nightclubs, theatrical shows, movies, parties, a disco, a jogging track, a health club, swimming pools, whirlpools and saunas.

When a passenger elects to purchase air transportation from Carnival, both Carnival's cruise revenues and operating expenses generally increase by approximately the same amount.

Onboard and other revenues

Carnival derives revenues from other onboard activities and services including casino gaming, bar sales, gift shop sales, entertainment arcades, shore excursions, art auctions, photo sales, spa services, bingo games and lottery tickets, video diaries, snorkel equipment rentals, internet and telephone usage, vacation protection insurance and promotional advertising by merchants located in Carnival's ports of call.

The casinos, which contain slot machines and gaming tables including blackjack, and in most cases craps and roulette, are generally open only when Carnival's ships are at sea in international waters. Carnival also earns revenue from the sale of alcoholic and other beverages. Onboard activities are either performed directly by Carnival or by independent concessionaires, from which Carnival collects a percentage of their revenues.

Carnival receives additional revenues from the sale to Carnival's passengers of shore excursions at each ship's ports of call. These excursions include, among other things, bus and taxi sightseeing and adventure outings, local boat and beach parties and nightclub and casino visits. For the CCL, Costa, Windstar, Cunard and Seabourn ships, the shore excursions are primarily operated by independent tour operators. For the Holland America ships and other of Carnival's brands operating to destinations in Alaska, shore excursions are operated by Holland America Tours and independent parties.

In conjunction with cruise vacations on Carnival ships, all of Carnival's cruise brands sell pre- and post-cruise land packages. CCL land packages generally include from one to four-night vacations at nearby attractions, such as Universal Studios and Walt Disney World in Orlando, Florida, Busch Gardens in Tampa, Florida, or in proximity to other vacation destinations in Central and South Florida, Galveston, Texas, New Orleans, Louisiana, Los Angeles, California and San Juan, Puerto Rico. Holland America land packages outside of Alaska generally include up to four-night vacations, including stays in unique European port cities or near attractions in Central and South Florida. Costa's land packages generally include one or two-night vacations in well-known European cities or at vacation destinations in Central or South Florida. Cunard, Seabourn and Windstar packages include numerous luxury and/or exotic pre- and post-cruise land programmes, such as world class golf programmes and London and Paris luxury holidays.

In conjunction with Carnival's Alaska cruise vacations on its Holland America, CCL and Seabourn ships, Carnival sells pre- and post-cruise land packages, which are more fully described under "Tour Segment".

Sales and marketing

Carnival's cruise vacations appeal to a broad range of customers of all ages and interests, generating high-levels of repeat business for Carnival's different brands. Carnival's target audience in North America, comprised of households with an income of $40,000 or more and headed by a person who is at least 25 years old, includes approximately 128 million people. Industry surveys show that approximately half of these people have expressed an interest in taking a cruise as a vacation alternative. In addition, Cruise Lines International Association, or CLIA, a leading industry trade group, forecasts that 27 million North Americans will take a cruise over the next three years versus an estimated 7.4 million North American cruisers in 2002.

In addition, cruising has traditionally appealed to the middle and older segments of the population. These are the fastest growing segments of the population and are forecast to expand over the next 10 years, which Carnival expects will provide a major source of new business for Carnival. Furthermore, cruising is also attracting interest from younger people.

Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations. In North America, industry studies indicate that cruise passengers experience a high level of satisfaction with their cruise product, with 69 per cent. of cruisers finding the value of the cruise vacation experience to be as good as, or better than, the value of other vacations.

Carnival believes that both its ability to attract passengers and its customers' satisfaction levels are enhanced by the levels of choice and innovative new facilities onboard its cruise ships, such as balconies, multiple restaurants, including some open 24 hours a day, offering flexible dining, and amenities such as modern gymnasiums and health spas, internet cafes, theatres, discos and wedding chapels. Cruise ships are now floating resorts and Carnival's brands are positioned to appeal to each of the three major sectors of the cruise industry - contemporary, premium and luxury. Each of its brands offers a particular style of cruise vacationing from the excitement and variety of a CCL "Fun Ship", the five-star sophistication of Holland America, the classic British tradition of Cunard, the indulgent intimacy and luxury onboard the Yachts of Seabourn, the casual elegance of Windstar and the Italian charm of Costa - individual brands with individual styles.

During 1998, Carnival created the "World's Leading Cruise Lines" marketing alliance for Carnival's family of six cruise brands in order both to educate the consumer about the overall breadth of Carnival's cruise brands, as well as to increase the effectiveness and efficiency of marketing Carnival brands. During 2000, Carnival launched "VIP", or Vacation Interchange Privileges, a loyalty programme that provides special considerations to repeat guests aboard any of Carnival's six brands.

Carnival's various cruise lines employ over 530 personnel, excluding reservation agents, in the sales and sales support area who, among other things, focus on motivating, training and supporting the retail travel agent community which sells substantially all of Carnival's cruises, typically on a non-exclusive basis to individuals and families, and fraternal, religious and other groups. Travel agents generally receive a standard commission of 10 per cent. plus the potential of additional commissions based on sales volume. Commission rates on cruise vacations are usually higher than commission rates earned by travel agents on sales of airline tickets and hotel rooms. Moreover, since cruise vacations are substantially all-inclusive, sales of Carnival's cruise vacations generally yield higher commissions to travel agents than commissions earned on selling airline tickets and hotel rooms. During fiscal 2002, no controlled group of travel agencies accounted for more than 10 per cent. of Carnival's revenues.

Historically, a significant portion of Carnival's brands' cruises were booked from several months in advance of the sailing date for contemporary brands to up to a year in advance of sailing for Carnival's luxury brands. This lead-time allowed Carnival to adjust its prices, if necessary, in relation to demand for available cabins, as indicated by the level of advance bookings. Carnival's fares, such as CCL's Supersaver fares and Holland America's Early Savings and Alumni Savings fares, are designed to encourage potential passengers to book cruise reservations earlier, which helps to manage more effectively Carnival's overall net revenue yields. Carnival brands' payment terms generally require that a passenger pay a deposit to confirm their reservation with the balance due well before the departure date. As a result of September 11, 2001 and its aftermath, Carnival brands have generally experienced a closer-to-sailing booking pattern than was historically experienced. This change in pattern has caused a reduction in the cash flows that Carnival receives from early advance bookings and, as would be expected, has adversely affected Carnival's early booking programmes. Generally, this trend has continued into 2003. However, Carnival's revenue management personnel have adjusted their cabin inventories and pricing programmes to deal with these changing booking patterns in order to optimise Carnival's revenue yields.

Initially, Carnival's cruise brands were marketed primarily in North America. Carnival began to globalise its cruise business by expanding into Europe through the acquisition of a 50 per cent. interest in Costa in June 1997 and Cunard in May 1998. In September 2000, Carnival positioned itself to better take advantage of this expanding presence by acquiring the balance of Costa. This acquisition solidified Carnival's ownership of a cruise line that Carnival believes is as recognisable in southern Europe and South America as Carnival is in North America. Carnival has leveraged Costa's European leadership position by increasing its new ship development commitment to the Costa brand, as well as by transferring CCL's Tropicale in 2001 and Holland America's Westerdam in 2002 to the Costa fleet. Carnival has specifically tailored the Costa Marina to German passengers, and began marketing her exclusively for German-speaking passengers in spring 2002. Additionally, Carnival repositioned Cunard's Caronia to target UK passengers with round-trip cruises from Southampton in May 2002, and has also committed to the construction of a new 1,968 passenger ship to serve Cunard's UK customers upon its expected in-service date of February 2005.

CCL

CCL believes that its success is due partly to its unique brand positioning within the vacation industry. CCL markets its cruises not only as alternatives to competitors' cruises, but as vacation alternatives to competitive land-based resorts and sightseeing destinations. CCL seeks to attract passengers from the broad vacation market, including those who have never been on a cruise ship before and who might not otherwise consider a cruise as a vacation alternative. CCL's strategy has been to emphasise the cruise experience itself rather than particular destinations, as well as the advantages of a prepaid, all-inclusive vacation package. CCL regularly engages in comparative pricing advertisements in which it compares the cost of a cruise with land-based vacations. CCL markets its cruises as the "Fun Ships" experience, which includes a wide variety of onboard activities and entertainment, such as full-scale casinos and nightclubs, an atmosphere of pampered service and high quality food.

CCL uses, among others, the themes "So Much Fun. So Many Places" and "The Most Popular Cruise Line in the World!". CCL advertises nationally directly to consumers primarily on network and cable television and through extensive print media. CCL believes its advertising generates interest in cruise vacations generally and results in a higher degree of consumer awareness of the "Fun Ships" concept and the "Carnival" name in particular. CCL's consumer web site, www.carnival.com, serves as a marketing and research tool for its current and potential customers. During 2001, CCL and Capital One launched an affordable cruise financing programme bundled with a co-branded credit card featuring a comprehensive rewards programme. The Fun Finance Plan enables cruise passengers to pay for a CCL cruise through fixed monthly credit card payments.

CCL has expanded its ship embarkation locations in the U.S. and Canada over the past several years to help generate additional drive-in business, which reduces the cost and increases the convenience of a CCL vacation compared to cruise or land-based alternatives that require air or other more expensive travel arrangements. Specifically, CCL now has cruises originating from Baltimore, Charleston, Ensenada, Fort Lauderdale, Galveston, Honolulu, New Orleans, New York, Norfolk, Philadelphia, San Diego, Seward, Tampa and Vancouver, in addition to its traditional home ports of Miami, Los Angeles, Port Canaveral and San Juan. In addition, CCL is offering shorter cruises, which also reduces the cost of a cruise vacation to CCL's passengers.

Most of CCL's cruise bookings are made through travel agents. In fiscal 2002, CCL took reservations from about 25,000 of approximately 33,000 travel agency locations known to CCL in the U.S. and Canada. In addition, CCL markets and sells its cruises to tour operators and through travel agents located in numerous other countries, including the UK, Mexico, Bermuda, Bahamas, Italy and Venezuela.

CCL engages in substantial promotional efforts designed to motivate and educate retail travel agents about its "Fun Ships" cruise vacations. CCL employs approximately 95 business development managers and 75 in-house service representatives and administrative support personnel to motivate independent travel agents and to promote its cruises as an alternative to competitive land-based vacations or other cruise lines. CCL believes it has one of the largest sales forces in the cruise industry.

To facilitate access and to simplify the reservation process, CCL employs approximately 1,250 reservation agents. CCL's fully automated reservation system allows its reservation agents to respond quickly to book cabins on its ships. Additionally, through various third-party computer reservation systems or CCL's internet booking engine, travel agents and consumers have the ability to make reservations directly into CCL's computerised reservations system.

Holland America and Windstar

The Holland America and Windstar ships cater to the premium and luxury sector, respectively. Carnival believes that the hallmarks of the Holland America experience are beautiful ships and gracious, attentive service. Holland America communicates this difference as "A Tradition of Excellence", a reference to its long-standing reputation for "world class" service and cruise itineraries. Holland America seeks to attract consumers who want an enhanced vacation in terms of service, style, space and comfort and a higher staff-to-guest ratio.

Substantially all of Holland America's bookings are made through travel agents. In fiscal 2002, Holland America took reservations from about 17,000 of approximately 33,000 travel agency locations known to Carnival in the U.S. and Canada. In addition, Holland America and Windstar market and sell their cruises to tour operators and through travel agents located in numerous other countries, including the UK, Australia and the Netherlands.

Holland America has focused much of its sales efforts at creating an excellent relationship with the travel agency community. This is due principally to its marketing philosophy that travel agents have a large impact on the consumer vacation selection process and will recommend Holland America more often because of its excellent reputation for service to both its guests and their independent travel agents. Holland America solicits continuous feedback from customers and the independent travel agents making bookings with Holland America to ensure they are receiving excellent service. Holland America and Windstar believe that their web sites at www.hollandamerica.com and www.windstarcruises.com help to enrich the consumers' web-based research experience.

Holland America's marketing communication strategy is primarily composed of newspaper and magazine advertising, large-scale brochure distribution, direct mail solicitations to past passengers and others and network and cable television and radio spots. Holland America engages in substantial promotional efforts designed to motivate and educate retail travel agents about its products. Holland America employs approximately 50 field sales representatives, 30 inside sales representatives and 15 sales and service representatives to support this field sales force. To facilitate access and to simplify the reservation process, Holland America employs approximately 305 reservation agents primarily to take bookings from travel agents. Additionally, through various third-party computer reservation systems or Holland America's internet booking engine, travel agents and consumers have the ability to make reservations directly into Holland America's computerised reservations system.

Windstar has its own marketing and reservations staff. Field sales representatives for both Holland America and CCL also act as field sales representatives for Windstar. Marketing efforts are devoted primarily to travel agent support and awareness, direct mail solicitation of past passengers and distribution of brochures. The marketing features the distinctive nature of the graceful, modern sail ships and the distinctive "casually elegant" experience on "intimate itineraries," apart from the normal cruise experience. Windstar's luxury cruise sector positioning is embodied in its marketing phrase "180 degrees from ordinary".

Costa

From June 1997 to 28 September 2000, Carnival owned 50 per cent. of Costa. On 29 September 2000, Carnival completed the acquisition of the remaining 50 per cent. interest in Costa.

Costa is headquartered in Genoa, Italy and is Europe's largest cruise line based on number of passengers carried and available capacity. Costa is targeted to the contemporary sector with most of its cruises sold to European passengers, primarily from Italy, France, Germany, Spain, England and Switzerland. Approximately 91 per cent. of Costa's revenues in fiscal 2002 were generated by non-U.S. tour operators and travel agents. Costa has sales offices in Argentina, Brazil, the UK, France, Germany, Italy, Mexico, Spain, Switzerland and the U.S., and employs over 215 personnel in the sales and sales support area, excluding reservation agents. Costa sales offices focus much of their effort at motivating and educating travel agents. These efforts include, among other things, newspaper, television, radio and magazine advertising, direct mail solicitation and brochure distribution. In addition, through the use of the internet, at web sites specifically designed for the country and guest that Costa is targeting, the consumers are educated about cruising and Costa (e.g.: www.costacruises.com and www.costa.it). To facilitate access and to simplify the reservation process, Costa employs approximately 150 reservation agents primarily to take bookings from travel agents. Additionally, through either Costa's internet booking engine or through third party computer reservation systems, Costa's European and South American travel agents generally have the ability to make reservations directly into Costa's reservations system.

Carnival believes that one of the principal ways that Costa distinguishes itself from other brands is by immersing its guests in the Italian ambiance on its ships. The moment guests board a ship, they are greeted by Italian decor and art, the decks and restaurants are sometimes named after well-known Italian places, the cuisine is prepared with an Italian flair and the officers and key personnel are all Italian. A voyage on board Costa is meant to capture the charm and flavour of a visit to Italy.

Cunard and Seabourn

Carnival owns 100 per cent. of Cunard Line Limited, which owns Cunard and Seabourn. Currently five ships are being offered under these two brands, which are marketed separately.

The Cunard brand operates two ships in the premium/luxury cruise sectors. Cunard's most visible ship is the QE2. The QE2 is the only active passenger ship of its size built specifically for navigating ocean waters and offering regularly scheduled transatlantic cruises, and thus enjoys a unique standing among modern passenger ships. Over the past year, Cunard has repositioned itself as the brand with the most famous ocean liners in the world. The fame of the QE2, as well as the worldwide anticipation of the arrival of the Queen Mary 2, which is expected to enter service in January 2004, reinforces this brand identity. The line's other cruise ship, the Caronia, is based in Southampton and has been dedicated to attracting UK consumers since May 2002.

The Seabourn brand operates three ships under the trade name "The Yachts of Seabourn", offering ultra-luxury cruising with an intense focus on service and cuisine. It is the exceptionally high level of service which Carnival believes enables The Yachts of Seabourn to be one of the most celebrated cruise lines in the world.

Cunard and Seabourn market and sell their products through their sales offices in Miami, Florida, the UK, Germany and Carnival's office in Australia. Approximately 61 per cent. and 31 per cent. of Cunard and Seabourn's revenues, respectively, are generated by non-U.S. tour operators and travel agents. Marketing efforts are devoted primarily to travel agent support and awareness, direct mail solicitation, loyalty marketing to past passengers, targeted print media campaigns and brochure distribution and the education of consumers at the Cunard and Seabourn web sites located at www.cunard.com and www.seabourn.com, respectively.

Substantially all of Cunard's and Seabourn's bookings are made through travel agents. In fiscal 2002, Cunard and Seabourn took reservations from about 6,100 of approximately 33,000 travel agency locations known to Carnival in the U.S. and Canada. Cunard and Seabourn employ approximately 15 field sales representatives, 10 inside sales representatives and 20 sales and service representatives to support its worldwide field sales force. They also employ approximately 45 reservation agents worldwide primarily to take bookings, substantially all of which come from travel agents.

Seasonality

Carnival's revenue from the sale of passenger tickets is moderately seasonal. Historically, demand for cruises has been greatest during the summer months.

Governmental regulation

Maritime regulations

Carnival's ships are regulated by various international, national, state and local laws, regulations and treaties in force in the jurisdictions in which its ships operate. In addition, Carnival's ships are registered in the Bahamas, the UK, Italy, the Netherlands and Panama, and, accordingly, are regulated by these jurisdictions and by the international conventions governing the safety of Carnival's ships and guests that these jurisdictions have ratified or adhere to. Each country of registry conducts periodic inspections to verify compliance with these regulations as discussed more fully below. In addition, the directives and regulations of the European Union are applicable to some aspects of Carnival's ship operations. Carnival cannot estimate the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of its ships.

Specifically, the International Maritime Organization, or IMO, which operates under the United Nations, has adopted safety standards as part of the Safety of Life at Sea, or SOLAS Convention, which is applicable to all of Carnival's ships. Generally, SOLAS establishes vessel design, structural features, materials, construction and life saving equipment requirements to improve passenger safety and security. The SOLAS requirements are revised from time to time, with the most recent modifications being phased in through 2010.

In 1993, SOLAS was amended to adopt the International Safety Management Code, referred to as the ISM Code. The ISM Code provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code became mandatory for passenger vessel operators, such as Carnival, on 1 July 1998. All of Carnival's operations and ships have obtained the required certificates demonstrating compliance with the ISM Code and are regularly inspected and controlled by the national authorities, as well as the international authorities acting under the provisions of the international agreements related to Port State Control; the process by which a nation exercises authority over foreign ships when the ships are in the waters subject to its jurisdiction.

Carnival's ships are subject to a programme of periodic inspection by ship classification societies who conduct annual, intermediate, dry-docking and class renewal surveys. Classification societies conduct these surveys not only to ensure that Carnival's ships are in compliance with international conventions adopted by the flag state and domestic rules and regulations, but also to verify that Carnival's ships have been maintained in accordance with the rules of the society and recommended repairs have been satisfactorily completed.

Carnival's ships that call on U.S. ports are subject to inspection by the U.S. Coast Guard for compliance with the SOLAS Convention and by the U.S. Public Health Service for sanitary standards. Carnival's ships are also subject to similar inspections pursuant to the laws and regulations of various other countries its ships visit. In addition, the U.S. Congress recently enacted the Maritime Transportation Security Act of 2002 which implements a number of security measures at U.S. ports, including measures that relate to foreign flagged vessels calling at U.S. ports.

Carnival believes that health, safety and security issues will continue to be areas of focus by relevant government authorities both in the U.S. and abroad. Resulting legislation or regulations, or changes in existing legislation or regulations, could impact Carnival's operations and would likely subject it to increasing compliance costs in the future.

Other environmental, health and safety matters

Carnival is subject to various international, national, state and local environmental protection and health and safety laws, regulations and treaties that govern, among other things, air emissions, employee health and safety, waste discharge, water management and disposal and storage, handling, use and disposal of hazardous substances, such as chemicals, solvents, paints and asbestos.

In particular, in the U.S., the Oil Pollution Act of 1990, or the OPA, provides for strict liability for water pollution, such as oil pollution or threatened oil pollution incidents in the 200-mile exclusive economic zone of the U.S., subject to monetary limits. These monetary limits do not apply, however, where the discharge is caused by gross negligence or wilful misconduct of, or the violation of, an applicable regulation by a responsible party. Pursuant to the OPA, in order for Carnival to operate in U.S. waters, Carnival is also required to obtain Certificates of Financial Responsibility from the U.S. Coast Guard for each of Carnival's ships. These certificates demonstrate Carnival's ability to meet removal costs and damages related to water pollution, such as for an oil spill or a release of a hazardous substance up to Carnival's ship's statutory liability limit.

In addition, most U.S. states that border a navigable waterway or seacoast have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Furthermore, many countries have ratified and adopted IMO Conventions which, among other things, impose liability for pollution damage subject to defences and to monetary limits, which monetary limits do not apply where the spill is caused by the owner's actual fault or by the owner's intentional or reckless conduct. In jurisdictions that have not adopted the IMO Conventions, various national, regional or local laws and regulations have been established to address oil pollution.

If Carnival violates or fails to comply with environmental laws, regulations or treaties, Carnival could be fined or otherwise sanctioned by regulators. Carnival has made, and will continue to make, capital and other expenditures to comply with environmental laws and regulations.

Pursuant to a settlement with the U.S. government in April 2002, Carnival pled guilty to certain environmental violations. Carnival was sentenced under a plea agreement pursuant to which it paid fines in fiscal 2002 totalling $18 million to the U.S. government and other parties. Carnival had accrued for these fines in fiscal 2001. Carnival was also placed on probation for a term of five years. Under the terms of the probation, any future violation of environmental laws by Carnival may be deemed a violation of probation. In addition, Carnival was required as a special term of probation to develop, implement and enforce a worldwide environmental compliance programme. Carnival is in the process of implementing the environmental compliance programme and expects to incur approximately $10 million in additional annual environmental compliance costs in 2003 as a result of the programme.

From time to time, environmental and other regulators consider more stringent regulations which may affect Carnival's operations and increase Carnival's compliance costs. As evidenced from the preceding paragraphs, the cruise industry is affected by a substantial amount of environmental rules and regulations. Carnival believes that the impact of cruise ships on the global environment will continue to be an area of focus by the relevant authorities and, accordingly, this will likely subject Carnival to increasing compliance costs in the future.

Consumer regulations

In addition, Carnival's ships that call on U.S. ports are regulated by the Federal Maritime Commission, referred to as the FMC. Public Law 89-777 which is administered by the FMC requires most cruise line operators to establish financial responsibility for their liability to passengers for non-performance of transportation as well as casualty and personal injury. The FMC's regulations require that a cruise line demonstrate its financial responsibility through a guarantee, escrow arrangement, surety bond or insurance. Currently, the amount required must equal 110 per cent. of the cruise line's highest amount of customer deposits over a two year period up to a maximum coverage level of $15 million. The FMC has recently proposed various changes to the financial responsibility regulations for non performance of transportation, including a proposal to significantly increase the amount of financial responsibility required to be maintained by cruise lines which would increase Carnival's compliance costs. In addition, other jurisdictions, including Argentina, Australia, Brazil, the UK and Germany require the establishment of financial responsibility for passengers from their jurisdictions.

Permits for Glacier Bay

In connection with a significant portion of Carnival's Alaska cruise operations, Holland America and CCL rely on concession permits from the U.S. National Park Service, which are periodically renewed, to operate their cruise ships in Glacier Bay National Park and Preserve. There can be no assurance that these permits will continue to be renewed or that regulations relating to the renewal of such permits, including preference or historical rights, will remain unchanged in the future.

Carnival believes it has all the necessary licenses to conduct its business. From time to time, various other regulatory and legislative changes may be proposed or adopted that could have an effect on the cruise industry in general and Carnival's business in particular.

3.  Tour Segment

In addition to Carnival's cruise business it operates Holland America Tours, which is a leading cruise/tour operator in the state of Alaska and the Canadian Yukon. Holland America Tours also markets sightseeing packages both separately and as part of Carnival's cruise/tour packages. Since a substantial portion of its business is derived from the sale of tour packages in Alaska during the summer season, Holland America Tours' operations are highly seasonal.

Holland America Tours

Holland America Tours is comprised of a group of companies, which together comprise the tour operations and perform three independent yet interrelated functions. During 2002, as part of an integrated travel programme to destinations in Alaska, the Canadian Yukon and Washington, the tour service group offered 31 different tour programmes varying in length from 8 to 21 days. The transportation group and hotel group supports the tour service group by supplying facilities needed to conduct tours. Facilities include dayboats, motor coaches, rail cars and hotels.

Two luxury dayboats perform an important role in the integrated travel programme offering tours to the glaciers of Alaska and the Yukon River. The Yukon Queen II cruises the Yukon River between Dawson City, Yukon Territory and Eagle, Alaska and the Ptarmigan operates on Portage Lake in Alaska. The two dayboats have a combined capacity of 360 passengers.

A fleet of over 300 motor coaches operate in Alaska, Washington, British Columbia, Canada and the Canadian Yukon. These motor coaches are used for extended trips, city sightseeing tours and charter hire. Additionally, Holland America Tours operates express motor coach service between downtown Seattle, Washington and the Seattle-Tacoma International Airport and also provides transit and meet and greet services for some of CCL's and Costa's cruise passengers at certain of their U.S. and Canadian ports of call.

Thirteen private, domed rail cars, which are called "McKinley Explorers", run on the Alaska Railroad between Anchorage and Fairbanks, stopping at Denali National Park.

In connection with its tour operations, Holland America Tours owns or leases motor coach maintenance shops in Seattle, Washington, and in Juneau, Fairbanks, Anchorage, Skagway and Ketchikan, Alaska. Holland America Tours also owns or leases service offices at Anchorage, Denali Park, Fairbanks, Juneau, and Skagway in Alaska, at Whitehorse in Canada's Yukon Territory, in Seattle, Washington and Vancouver and Victoria, British Columbia.

Westmark hotels

During 2002, Holland America Tours operated 14 hotels in Alaska and the Canadian Yukon under the name Westmark Hotels (one hotel was sold in August
2002). Four of the hotels are located in Canada's Yukon Territory and offer a combined total of 587 rooms. The remaining ten hotels, located throughout Alaska, provide a total of 1,393 rooms, bringing the total number of hotel rooms to 1,980. Twelve of the hotels were wholly owned by Holland America Tours' subsidiaries and Westmark operated two under a management agreement.

The hotels play an important role in Holland America Tours' tour programmes during the summer months when they provide accommodation to the tour passengers. The hotels located in the larger metropolitan areas remain open during the entire year, acting during the winter season as centres for local community activities while continuing to accommodate the travelling public. Most of the Westmark hotels include dining, lounge and conference or meeting room facilities. Some hotels have gift shops and other tourist services on the premises.

For the five hotels that operated year-round in 2002, the occupancy percentage for fiscal 2002 was 51.5 per cent., and for the nine hotels that operated only during the summer months, the occupancy percentage for fiscal 2002 was 59.4 per cent.

Sales and marketing

Holland America Tours has its own marketing staff devoted to travel agent support and awareness, direct mail solicitation of past customers, use of consumer magazine and newspaper advertising to develop prospects and enhance awareness and distribution of brochures. Additionally, television and radio spots are used to market its tour and cruise packages. The Holland America Tours marketing message builds on its 55 years of Alaska tourism leadership and its extensive array of hotel and transportation assets to create a brand preference for Holland America Tours. To the prospective vacationer the marketing endeavours to convince them that "Holland America Tours is Alaska".

Holland America Tours' products are marketed both separately and as part of cruise/tour packages. Although most of Holland America Tours' cruise/tours include a Holland America cruise as the cruise segment, other cruise lines also market Holland America Tours as a part of their cruise/tour packages and sightseeing excursions. Tours that are sold separately are marketed through independent travel agents and also directly by Holland America Tours, utilising sales desks in major hotels. General marketing for the hotels is done through various media in Alaska, Canada and the contiguous U.S. Travel agents, particularly in Alaska, are solicited, and displays are used in airports in Seattle, Washington, Portland, Oregon and various Alaskan cities. Room rates at Westmark Hotels are on the upper end of the scale for hotels in Alaska and the Canadian Yukon.

Seasonality

Holland America Tours' revenues from tours are highly seasonal with a large majority generated during the late spring and summer months in connection with the Alaska cruise season. The tours are conducted in Alaska, the Canadian Yukon and Washington. The Alaska and Canadian Yukon tours coincide to a great extent with the Alaska cruise season, May through September. Washington tours are conducted year-round although demand is greatest during the summer months. During periods in which tour demand is lower Holland America Tours seeks to maximise its motor coach charter activity, such as operating charter tours to ski resorts in Washington.

Competition

Holland America Tours competes with independent tour operators and motor coach charter operators in Alaska, British Columbia, the Canadian Yukon and Washington. The primary competitors in these areas are Princess Tours, Alaska Sightseeing/Trav-Alaska, with approximately 15 motor coaches, and Royal Celebrity Tours with approximately 40 motor coaches and four domed rail cars. The primary competitors in Washington are Hesselgrave International, with approximately 40 motor coaches and Pacific Northwest Coaches with approximately 20 motor coaches.

Westmark Hotels compete with various hotels throughout Alaska, many of which charge prices below those charged by Westmark Hotels. Dining facilities in the hotels also compete with the many restaurants in the same geographic areas.

Government regulations

Holland America Tours' motor coach operations are subject to regulation both at the federal and state levels, including primarily the U.S. Department of Transportation, the Washington Utilities and Transportation Commission, the British Columbia Motor Carrier Commission, the Yukon Motor Transport Board and the Alaska Department of Transportation. Certain activities of Holland America Tours involve federal or state properties and may require concession permits and are subject to regulation by various federal or state agencies, such as the U.S. National Park Service, the U.S. Forest Service and the State of Alaska Department of Natural Resources. In addition, Holland America Tours is also subject to federal, state and local environmental regulations.

In connection with the operation of its beverage facilities in the Westmark Hotels, Holland America Tours is required to comply with state, county and/or city ordinances regulating the sale and consumption of alcoholic beverages. Violations of these ordinances could result in fines, suspensions or revocation of licenses and preclude the sale of any alcoholic beverages by the hotel involved.

In the operation of its hotels, Holland America Tours is required to comply with applicable building and fire codes. Changes in these codes have in the past and may in the future require expenditures to ensure continuing compliance.

From time to time, various other regulatory and legislative changes have been or may be proposed or adopted that could have an effect on the tour industry in general and Holland America Tours in particular.

4.  Employees

Carnival's operations have approximately 5,600 full-time and 2,100 part-time/seasonal employees engaged in shoreside operations. Carnival also employs approximately 29,500 officers, crew and staff on Carnival's 45 ships. Due to the seasonality of its Alaska and Canadian operations, HAL Antillen and its subsidiaries increase their work force during the summer months, employing additional seasonal personnel which have been included above. Carnival has entered into agreements with unions covering certain employees in Carnival's hotel, motor coach and ship operations. Carnival considers its employee and union relations generally to be good.

Carnival sources its shipboard officers primarily from Italy, Holland, the UK and Norway. The remaining crew positions are manned by persons from around the world. Carnival utilises various manning agencies in many countries and regions to help secure its shipboard employees.

5.  Suppliers

Carnival's largest purchases are for airfare, travel agency commissions, advertising, fuel, food and beverages, hotel and restaurant supplies and products, repairs and maintenance and dry-docking, port charges and for the construction of Carnival's ships. Although Carnival utilises a limited number of suppliers for most of its food and beverages, and hotel and restaurant supplies and products, most of these purchases are available from numerous sources at competitive prices. The use of a limited number of suppliers enables Carnival to, among other things, obtain volume discounts. Carnival purchases fuel at some of its ports of call and port-related services at all of its ports of call from a limited number of suppliers. In addition, Carnival performs its major dry-dock and ship improvement work at dry-dock facilities in the Bahamas, British Columbia, Canada, the Caribbean, Europe and the U.S. Carnival believes there are sufficient dry-dock facilities to meet its anticipated requirements. Finally, Carnival has entered into agreements with three shipyards for the construction of its 13 additional cruise ships.

6.  Insurance

General

Carnival maintains insurance to cover a number of risks associated with owning and operating vessels in international trade. All such insurance policies are subject to limitations, exclusions and deductible levels. Premiums charged by both marine and non-marine insurers will likely be adversely impacted by the losses incurred in the direct and reinsurance markets regardless of Carnival's own loss experience. Since September 11, 2001, Carnival has experienced premium increases and expects most of its insurance premiums to increase significantly at the time of their renewals during the period from February to April 2003. No assurance can be given that affordable and viable direct and reinsurance markets will be available to Carnival in the future. Carnival maintains certain levels of self-insurance for the below-mentioned risks through the use of substantial deductibles, which may increase in the future in response to expected premium increases. Carnival does not typically carry coverage related to loss of earnings or revenues for its cruise, tour and related operations.

Protection and indemnity ("P&I") cover

Third-party liabilities in connection with Carnival's cruise activities are covered by entry in a P&I club. P&I cover is available through mutual indemnity associations, known as clubs, that are owned by ship owners. Carnival's vessels are entered in three P&I clubs as follows: The West of England Shipowners Mutual Insurance Association (Luxembourg), Steamship Mutual Underwriting Association Ltd. and the United Kingdom Mutual Steamship Assurance Association (Bermuda) Limited. The P&I clubs in which

Carnival participates are part of a worldwide network of P&I clubs, known as the International Group (the "IG"). The IG insures directly, and through reinsurance markets, a large portion of the world's shipping fleets. The terms of Carnival's P&I coverage are governed by the rules of its P&I clubs, while the amount of insurance is governed by the rules of the IG. Carnival vessel entries cover legal, statutory or pre-approved contract liabilities and other related expenses related to crew, passengers and other third parties on its' ships in operation. This coverage also includes shipwreck removal, pollution and damage to third party property.

Hull and machinery insurance

Carnival maintains insurance on the hull and machinery of each ship in amounts equal to the approximate estimated market value of each ship. The coverage for hull and machinery is provided by international marine insurance carriers. Most insurance underwriters make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of Carnival's ships are currently certified as in class with an IACS member. These certifications have either been issued or endorsed within the last twelve months.

War risks insurance

Subject to certain limitations, Carnival maintains war risk insurance on each of its ships, which includes legal liability to crew and passengers, including terrorist risks for which coverage would be excluded under the coverage provided by the P&I clubs mentioned above. The war risk coverage is provided by international marine insurance carriers. Carnival does not carry war risk insurance coverage for physical damage to the ship, which coverage is excluded from its hull policy. However, as required by certain agreements, war risk insurance covering physical damage to the ship is carried for five ships. As is typical for war risk policies in the marine industry, under the terms of the policy, underwriters can give seven days notice to the insured that the policy can be cancelled and reinstated at different premium rates. This gives underwriters the ability to increase Carnival's premiums following events that they deem increase their risk. As a result of the September 11, 2001 attacks, Carnival's war risk insurance premiums have increased substantially. No assurance can be given that affordable and viable direct and reinsurance markets will be available to Carnival for war risk insurance.

Other insurance

Carnival, as currently required by the FMC, maintains at all times three $15 million performance bonds for ships operated by CCL, Holland America and Cunard Line, which embark passengers in U.S. ports, to cover passenger ticket liabilities in the event of a cancelled or interrupted cruise. Costa maintains insurance as required by the FMC to cover their ticket liabilities in the event of a cancelled or interrupted cruise. Carnival also maintains other performance bonds as required by various foreign authorities that regulate certain of its operations in their jurisdictions.

Carnival also maintains various other insurance policies to protect the assets of Holland America Tours and for other activities.

The Athens Convention

Current conventions generally in force applying to passenger ships are the Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974), the 1976 Protocol to the Athens Convention and the Convention on Limitation of Liability for Maritime Claims (1976). The U.S. has not ratified any Athens Convention Protocol. However, vessels flying the flag of a country that has ratified it may contractually enforce the 1976 Athens Convention Protocol for cruises that do not call at a U.S. port.

The International Maritime Organisation Diplomatic Conference agreed a new protocol to the Athens Convention on 1 November 2002. The new protocol, which has not yet been ratified, substantially increases the level of compulsory insurance which must be maintained by passenger ship operators and provides a direct action provision, which will allow claimants to proceed directly against insurers. Most of the countries in the European Union, where many of Carnival's vessels operate, supported the new protocol and are likely to ratify it in the future, however, the timing of such ratification, if obtained, is unknown. No assurance can be given that affordable and viable direct and reinsurance arrangements will be available to provide the level of coverage required under the new protocol. Carnival also expects insurance costs may increase once the new protocol is ratified.

7.  Trademarks

Carnival owns numerous trademarks, which Carnival believes are widely recognised throughout the world and have considerable value. These trademarks include the names of Carnival's cruise lines, each of which Carnival believes is a widely-recognised brand name in the cruise vacation industry.

8.  Properties

CCL's principal shoreside operations and the Carnival corporate headquarters are located at 3655 N.W. 87th Avenue, Miami, Florida. These facilities are owned by Carnival and have approximately 456,000 square feet of office space. HAL's principal shoreside operations and its headquarters are located at 300 Elliott Avenue West in Seattle, Washington in approximately 154,000 square feet of leased office space. Costa's principal shoreside operations and its headquarters are located in Genoa, Italy in approximately 125,000 square feet of owned and leased space. Cunard Line Limited's principal shoreside operations and its headquarters are located at 6100 Blue Lagoon Drive in Miami, Florida in approximately 51,000 square feet of leased office space. Carnival also leases office space in Colorado Springs, Colorado for use as an additional CCL reservation centre and has leases for additional office space in Southampton and London, England for Cunard's UK operations and Carnival's UK sales and shipbuilding technical service offices, respectively. Finally, Carnival leases office space in Miramar and Hollywood, Florida for additional CCL sales personnel, and for Costa's South Florida sales office.

Carnival's cruise ships and Holland America's private island, Half Moon Cay, are described in the Cruise ships and itineraries section under paragraph 2 of this Part A of Section 2.

Carnival's cruise ships, Holland America Tours' properties, shoreside operations and headquarter facilities are well maintained and in good condition. Carnival evaluates its needs periodically and obtains additional facilities when deemed necessary. Carnival believes that these facilities are adequate for its current needs.

9.  Taxation

Taxation of Carnival and its subsidiaries

The following discussion of the application of the principal U.S. federal income tax laws, prior to the implementation of the DLC structure, to Carnival and its subsidiaries is based upon existing U.S. federal income tax law, including the Internal Revenue Code, proposed, temporary and final U.S. treasury regulations, certain current income tax treaties, administrative pronouncements, and judicial decisions, as currently in effect, all of which are subject to change, possibly with retroactive effect.

Carnival is a foreign corporation engaged in a trade or business in the U.S., and its ship-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their ships, receive income from sources within the U.S. for U.S. federal income tax purposes. To the best of its knowledge, Carnival believes that, under Section 883 of the Internal Revenue Code and applicable income tax treaties, its income and the income of its ship-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is currently exempt from U.S. federal income tax. Carnival believes that substantially all of its income, and the income of its ship-owning subsidiaries, with the exception of the U.S. source income from the transportation, hotel and tour businesses of Holland America Tours, is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 and applicable income tax treaties.

Application of Section 883 of the Internal Revenue Code

In general, under Section 883, certain non-U.S. corporations are not subject to U.S. federal income tax or branch profits tax on certain U.S. source income derived from the international operation of a ship or ships. Carnival believes that it and many of its ship-owning subsidiaries currently qualify for the
Section 883 exemption since each is organised in a qualifying jurisdiction and the common stock of Carnival is primarily and regularly traded on an established securities market in the U.S. To date, however, no final U.S. treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although, as discussed below, regulations have been proposed. Any such final regulations or official interpretations could differ materially from Carnival's interpretation of this Internal Revenue Code provision and, even in the absence of differing regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the trading volume or trading frequency of Carnival's shares or with respect to the identity, residence, or holdings of the direct or indirect shareholders of Carnival that could affect Carnival and its subsidiaries' eligibility for the Section 883 exemption. Accordingly, although Carnival believes it is unlikely, it is possible that Carnival and its ship-owning or operating subsidiaries whose tax exemption is based on Section 883 could lose this exemption. If Carnival and/or its ship-owning or operating subsidiaries were not entitled to the benefit of
Section 883, Carnival and/or its ship-owning or operating subsidiaries would be subject to U.S. federal income taxation on a portion of their income, which would reduce their net income.

On 2 August 2002, the U.S. Treasury Department issued revised proposed treasury regulations under Section 883 relating to income derived by foreign corporations from the international operation of ships and aircraft. The proposed regulations provide, in general, that a corporation organised in a qualified foreign country and engaged in the international operation of ships or aircraft shall exclude qualified income from gross income for purposes of U.S. federal income taxation provided that the corporation can satisfy certain ownership requirements, including, among other things, that its stock is publicly traded. For a discussion of the rules in the proposed treasury regulations for determining whether a foreign corporation will be considered to be publicly-traded, see paragraph 11 of Part A of Section 4 under the heading "Exemption under Section 883 of the Internal Revenue Code".

Carnival believes that it currently qualifies as a publicly traded corporation under the proposed regulations and substantially all of its income, with the exception of its U.S. source income from the transportation, hotel and tour business of Holland America Tours, would continue to be exempt from U.S. federal income taxes. However, because various members of the Arison family and trusts established for their benefit currently own approximately 47 per cent. of the Carnival shares, there is the potential that another shareholder could acquire 5 per cent. or more of the Carnival shares, which could jeopardise Carnival's qualification as a publicly traded corporation. If, in the future, Carnival were to fail to qualify as a publicly traded corporation, Carnival and all of its ship-owning or operating subsidiaries would be subject to U.S. federal income tax on their income associated with their cruise operations in the U.S. In such event, the net income of Carnival and that of its ship-owning or operating subsidiaries would be materially reduced, which would likely have a significant negative impact on its stock price.

As a precautionary matter, Carnival amended its second amended and restated articles of incorporation to ensure that it will continue to qualify as a publicly traded corporation under the proposed regulations. This amendment provides that no one person or group of related persons, other than certain members of the Arison family and trusts established for their benefit, may own or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code more than 4.9 per cent. of the Carnival shares, whether measured by vote, value or number of shares. Any Carnival shares acquired in violation of this provision will be transferred to a trust and, at the direction of the Carnival board of directors, sold to a person whose shareholding does not violate that provision. No profit for the purported transferee may be realised from any such sale. In addition, under specified circumstances, the trust may transfer the common stock at a loss to the purported transferee. Because certain of Carnival notes are convertible into Carnival shares, the transfer of these notes are subject to similar restrictions. These transfer restrictions may also have the effect of delaying or preventing a change in the control of Carnival or other transactions in which the shareholders might receive a premium for their Carnival shares over the then prevailing market price or which the shareholders might believe to be otherwise in their best interest.

Exemption under applicable income tax treaties

Carnival believes that the income of some of its ship-owning or operating subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties. These treaties may be abrogated by either applicable country, replaced or modified with new agreements that treat shipping income differently than under the agreements currently in force. If any of Carnival's subsidiaries that currently claim exemption from U.S. taxation on their U.S. source shipping income under an applicable treaty do not qualify for benefits under the existing treaties or if the existing treaties are abrogated, replaced or materially modified in a manner adverse to the interests of Carnival and, with respect to U.S. federal income tax only, if any of its subsidiaries do not qualify for Section 883 exemption, Carnival's ship-owning or operating subsidiaries may be subject to U.S. federal income taxation on a portion of their income, which would reduce Carnival's net income.

In the absence of an exemption under Section 883 or any applicable U.S. income tax treaty, as appropriate, Carnival and/or its subsidiaries would be subject to either the net income and branch profits tax regimes of Section 882 and
Section 884 of the Internal Revenue Code (the "net tax regime") or the four per cent. of gross income tax regime of Section 887 of the Internal Revenue Code (the "four per cent tax regime") described in more detail in paragraph 11 of Part A of Section 4 under the heading "Taxation in the absence of an exemption under Section 883 or any applicable U.S. income tax treaty".

U.S. federal income tax consequences of the DLC transaction for U.S. holders

The following is a discussion of the material U.S. federal income tax consequences which, in the opinion of Carnival's U.S. tax advisers, are generally applicable to U.S. holders of Carnival shares in respect of the DLC transaction. This discussion is based upon existing U.S. federal income tax law, including the Internal Revenue Code, proposed, temporary and final Treasury Regulations, certain current income tax treaties, administrative pronouncements, and judicial decisions, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Carnival has not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences described below and, as a result, there can be no assurance that the Internal Revenue Service will agree with, or that a court will uphold, any of the conclusions set forth herein.

This discussion assumes that each of the Carnival shares has been held as a capital asset as defined in Section 1221 of the Internal Revenue Code in the hands of the U.S. holder at all relevant times. This discussion assumes that Carnival is not a "controlled foreign corporation," "foreign personal holding company" or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. This discussion does not address state, local or foreign tax consequences to U.S. holders, nor does this discussion discuss all the tax consequences that may be relevant to a U.S. holder in light of such holder's particular circumstances or to U.S. holders subject to special rules, including certain financial institutions, regulated investment companies, insurance companies, dealers in securities, tax-exempt organisations, persons who hold Carnival shares as part of a position in a "straddle" or "appreciated financial position" or as part of a "hedging" or "conversion" transaction, persons that own or have owned, actually or constructively, 10 per cent. or more of the Carnival shares, persons who acquired their Carnival shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, U.S. holders whose functional currency is not the U.S. dollar and holders of Carnival shares that are not U.S. holders.

Although there is no U.S. federal income tax authority addressing the tax consequences of a dual listed company transaction, Carnival believes that the DLC transaction should not give rise to taxable income or gain for U.S. Carnival shareholders for U.S. federal income tax purposes. However, the Internal Revenue Service may assert that U.S. Carnival shareholders received taxable income as a result of the various voting and equalisation provisions necessary to implement the DLC structure. Carnival believes that such voting and other rights, if any, received by shareholders are expected to have only nominal value and, therefore, the receipt of such rights by U.S. Carnival shareholders would only result in a nominal amount of income. It is possible, however, that the Internal Revenue Service may disagree with this conclusion.

Holders of Carnival shares should consult their independent professional advisers in the light of their particular circumstances as to the U.S. federal income tax consequences of the DLC transaction, as well as to the effect of any state, local or applicable foreign tax law.

10.  Where you can find additional information about Carnival

Carnival is required to comply with the reporting requirements of the Exchange Act and, in accordance with those requirements, Carnival files reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains the reports, proxy statements and other information that Carnival has filed. Material that Carnival has filed may also be inspected at the library of the NYSE, 20 Broad Street, New York, New York 10005.

11.  Dividends

For each of the years ended 30 November 2002, 30 November 2001 and 30 November 2000, Carnival paid a quarterly dividend of U.S.$0.105 per share (a total of U.S.$0.42 per share).

                                                                         2002   2001   2000
Quarter ending 28 February - $0.105 per share (2001 - $0.105,
  2000 - $0.105)                                                        $ 61.5 $ 61.4 $ 64.8
Quarter ending 31 May - $0.105 per share (2001 - $0.105, 2000 - $0.105)   61.6   61.4   64.8
Quarter ending 31 August - $0.105 per share (2001 - $0.105, 2000 -
  $0.105)                                                                 61.6   61.5   63.3
Quarter ending 30 November - $0.105 per share (2001 - $0.105,
  2000 - $0.105)                                                          61.6   61.5   61.4
                                                                        ------ ------ ------
Total                                                                   $246.3 $245.8 $254.3
                                                                        ====== ====== ======

Part B.    Financial information on Carnival

Carnival financial information for the three years ended 30 November 2002

The consolidated financial information below for the years ended 30 November 2002, 2001 and 2000 has been extracted from Carnival's audited consolidated financial statements for the years ended 30 November 2002, 2001 and 2000 without material adjustment. PricewaterhouseCoopers LLP Miami, Florida, U.S.A. has issued unqualified audit opinions on each of the three years. The financial information is presented under U.S. GAAP.

                             CARNIVAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except earnings per share)

                                                    Years ended November 30,
                                                  2002        2001        2000
Revenues                                       $4,368,269  $4,535,751  $3,778,542
                                               ----------  ----------  ----------

Costs and Expenses
 Operating                                      2,311,919   2,468,730   2,058,342
 Selling and administrative                       611,948     618,664     487,403
 Depreciation and amortization                    382,343     372,224     287,667
 Impairment charge                                 20,000     140,378          --
 Loss (income) from affiliated operations, net         --      44,024     (37,828)
                                               ----------  ----------  ----------
                                                3,326,210   3,644,020   2,795,584
                                               ----------  ----------  ----------
Operating Income                                1,042,059     891,731     982,958
                                               ----------  ----------  ----------

Nonoperating (Expense) Income
 Interest income                                   32,140      34,255      16,506
 Interest expense, net of capitalized interest   (110,740)   (120,692)    (41,372)
 Other (expense) income, net                       (4,080)    108,649       8,460
                                               ----------  ----------  ----------
                                                  (82,680)     22,212     (16,406)
                                               ----------  ----------  ----------

Income Before Income Taxes                        959,379     913,943     966,552

Income Tax Benefit (Expense), Net                  56,562      12,257      (1,094)
                                               ----------  ----------  ----------

Net Income                                     $1,015,941  $  926,200  $  965,458
                                               ==========  ==========  ==========

Earnings Per Share:
 Basic                                         $     1.73  $     1.58  $     1.61
                                               ==========  ==========  ==========
 Diluted                                       $     1.73  $     1.58  $     1.60
                                               ==========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             CARNIVAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except par value)

                                                                    November 30,
                                                            2002         2001        2000
Assets
Current Assets
 Cash and cash equivalents                              $   666,700  $ 1,421,300  $  189,282
 Short-term investments                                      39,005       36,784       5,470
 Accounts receivable, net                                   108,327       90,763      95,361
 Inventories                                                 91,310       91,996     100,451
 Prepaid expenses and other                                 148,420      113,798     158,918
 Fair value of hedged firm commitments                       78,390      204,347          --
                                                        -----------  -----------  ----------
   Total current assets                                   1,132,152    1,958,988     549,482

Property and Equipment, Net                              10,115,404    8,390,230   8,001,318

Investments in and Advances to Affiliates                        --           --     437,391

Goodwill                                                    681,056      651,814     701,385

Other Assets                                                297,175      188,915     141,744

Fair Value of Hedged Firm Commitments                       109,061      373,605          --
                                                        -----------  -----------  ----------
                                                        $12,334,848  $11,563,552  $9,831,320
                                                        ===========  ===========  ==========

Liabilities and Shareholders' Equity
Current Liabilities
 Current portion of long-term debt                      $   148,642  $    21,764  $  248,219
 Accounts payable                                           268,687      269,467     332,694
 Accrued liabilities                                        290,391      298,032     302,585
 Customer deposits                                          770,637      627,698     770,425
 Dividends payable                                           61,612       61,548      61,371
 Fair value of derivative contracts                          79,837      201,731          --
                                                        -----------  -----------  ----------
   Total current liabilities                              1,619,806    1,480,240   1,715,294
                                                        -----------  -----------  ----------

Long-Term Debt                                            3,011,969    2,954,854   2,099,077

Deferred Income and Other Long-Term Liabilities             170,814      157,998     146,332

Fair Value of Derivative Contracts                          114,356      379,683          --

Commitments and Contingencies (Notes 7 and 8)

Shareholders' Equity
 Common stock; $.01 par value; 960,000 shares
   authorized; 586,788 shares issued and outstanding at
   2002 (620,019 and 617,568 shares issued at 2001 and
   2000 respectively)                                         5,868        6,200       6,176
 Additional paid-in capital                               1,089,125    1,805,248   1,772,897
 Retained earnings                                        6,325,850    5,556,296   4,884,023
 Unearned stock compensation                                (11,181)     (12,398)    (12,283)
 Accumulated other comprehensive income (loss)                8,241      (36,932)    (75,059)
 Treasury stock; 33,848 in 2001 and 33,087 in 2000
   shares at cost                                                --     (727,637)   (705,137)
                                                        -----------  -----------  ----------
   Total shareholders' equity                             7,417,903    6,590,777   5,870,617
                                                        -----------  -----------  ----------
                                                        $12,334,848  $11,563,552  $9,831,320
                                                        ===========  ===========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             CARNIVAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                   Years ended November 30,
                                                                2002         2001         2000
Operating Activities
Net income                                                  $ 1,015,941  $   926,200  $   965,458
Adjustments to reconcile net income to net cash provided
  by operating activities
 Depreciation and amortization                                  382,343      372,224      287,667
 Impairment charge                                               20,000      140,378           --
 Gain on sale of investments in affiliates, net                      --     (116,698)          --
 Loss (income) from affiliated operations and dividends
   received                                                          --       56,910      (21,362)
 Accretion of original issue discount                            19,294        2,174          199
 Other                                                           14,664       19,025      (14,888)
Changes in operating assets and liabilities, excluding
  businesses acquired and consolidated
   (Increase) decrease in
     Receivables                                                 (5,452)      (7,134)     (15,132)
     Inventories                                                  1,667        8,455       (8,205)
     Prepaid expenses and other                                 (80,593)      43,691      (21,972)
   (Decrease) increase in:
     Accounts payable                                           (12,011)     (63,227)      58,133
     Accrued and other liabilities                              (28,380)        (335)      (5,977)
     Customer deposits                                          141,559     (142,727)      55,614
                                                            -----------  -----------  -----------
     Net cash provided by operating activities                1,469,032    1,238,936    1,279,535
                                                            -----------  -----------  -----------

Investing Activities
Additions to property and equipment, net                     (1,986,482)    (826,568)  (1,003,348)
Proceeds from sale of investments
 in affiliates                                                       --      531,225           --
Proceeds from sale of property and equipment                      4,071       15,000       51,350
Acquisition of consolidated subsidiary, net                          --           --     (383,640)
Sale (purchase) of short-term investments, net                    2,213      (33,395)      22,170
Other, net                                                      (39,855)     (28,178)      21,441
                                                            -----------  -----------  -----------
     Net cash used in investing activities                   (2,020,053)    (341,916)  (1,292,027)
                                                            -----------  -----------  -----------

Financing Activities
Proceeds from issuance of long-term debt                        231,940    2,574,281    1,020,091
Purchase of treasury stock                                           --           --     (705,137)
Principal repayments of long-term debt                         (189,678)  (1,971,026)    (388,429)
Dividends paid                                                 (246,323)    (245,844)    (254,333)
Proceeds from issuance of common stock, net                       7,240        5,274        7,811
Other, principally debt issuance costs                           (1,544)     (25,531)          --
                                                            -----------  -----------  -----------
     Net cash (used in) provided by financing activities       (198,365)     337,154     (319,997)
                                                            -----------  -----------  -----------
Effect of exchange rate changes on cash and cash
  equivalents                                                    (5,214)      (2,156)          --
                                                            -----------  -----------  -----------
     Net (decrease) increase in cash and cash
       equivalents                                             (754,600)   1,232,018     (332,489)
Cash and cash equivalents at beginning of year                1,421,300      189,282      521,771
                                                            -----------  -----------  -----------
Cash and cash equivalents at end of year                    $   666,700  $ 1,421,300  $   189,282
                                                            ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                             CARNIVAL CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                (in thousands)


                                                                                  Additional                Unearned
                                                           Comprehensive  Common   paid-in     Retained      stock
                                                              income      stock    capital     earnings   compensation
                                                           -------------  ------  ----------  ----------  ------------
Balances at November 30, 1999                                             $6,170  $1,757,408  $4,176,498      $ (9,945)
  Comprehensive income:
   Net income                                                 $  965,458                         965,458
   Foreign currency translation adjustment                       (73,943)
   Unrealized losses on marketable securities, net                (2,232)
                                                              ----------
    Total comprehensive income                                $  889,283
                                                              ==========
  Cash dividends                                                                                (250,923)
  Issuance of stock under stock plans                                          6      15,489                    (5,977)
  Amortization of unearned stock compensation                                                                    3,639
  Effect of conforming Costa's reporting period                                                   (7,010)
  Purchase of treasury stock
                                                                          ------  ----------  ----------      --------
Balances at November 30, 2000                                              6,176   1,772,897   4,884,023       (12,283)
  Comprehensive income:
   Net income                                                 $  926,200                         926,200
   Foreign currency translation adjustment, net                   45,781
   Unrealized gains on marketable securities, net                  6,411
   Minimum pension liability adjustment                           (5,521)
   Changes related to cash flow derivative hedges, net            (4,330)
   Transition adjustment for cash flow derivative hedges          (4,214)
                                                              ----------
    Total comprehensive income                                $  964,327
                                                              ==========
  Cash dividends                                                                                (246,021)
  Issuance of stock under stock plans                                         24      32,351                    (4,601)
  Amortization of unearned stock compensation                                                                    4,486
  Effect of conforming Airtours' reporting period                                                 (7,906)
                                                                          ------  ----------  ----------      --------
Balances at November 30, 2001                                              6,200   1,805,248   5,556,296       (12,398)
  Comprehensive income:
   Net income                                                 $1,015,941                       1,015,941
   Foreign currency translation adjustment                        51,294
   Minimum pension liability adjustment                           (9,166)
   Unrealized gains on marketable securities, net                  2,579
   Changes related to cash flow derivative hedges, net               466
                                                              ----------
    Total comprehensive income                                $1,061,114
                                                              ==========
  Cash dividends                                                                                (246,387)
  Issuance of stock under stock plans                                          6      11,176                    (3,942)
  Retirement of treasury stock                                              (338)   (727,299)
  Amortization of unearned stock compensation                                                                    5,159
                                                                          ------  ----------  ----------      --------
Balances at November 30, 2002                                             $5,868  $1,089,125  $6,325,850      $(11,181)
                                                                          ======  ==========  ==========      ========

                                                            Accumulated
                                                               other                     Total
                                                           comprehensive   Treasury  shareholders'
                                                           income (loss)    stock       equity
                                                           -------------  ---------  -------------
Balances at November 30, 1999                                   $  1,116                $5,931,247
  Comprehensive income:
   Net income                                                                              965,458
   Foreign currency translation adjustment                       (73,943)                  (73,943)
   Unrealized losses on marketable securities, net                (2,232)                   (2,232)

    Total comprehensive income

  Cash dividends                                                                          (250,923)
  Issuance of stock under stock plans                                                        9,518
  Amortization of unearned stock compensation                                                3,639
  Effect of conforming Costa's reporting period                                             (7,010)
  Purchase of treasury stock                                              $(705,137)      (705,137)
                                                                --------  ---------     ----------
Balances at November 30, 2000                                    (75,059)  (705,137)     5,870,617
  Comprehensive income:
   Net income                                                                              926,200
   Foreign currency translation adjustment, net                   45,781                    45,781
   Unrealized gains on marketable securities, net                  6,411                     6,411
   Minimum pension liability adjustment                           (5,521)                   (5,521)
   Changes related to cash flow derivative hedges, net            (4,330)                   (4,330)
   Transition adjustment for cash flow derivative hedges          (4,214)                   (4,214)

    Total comprehensive income

  Cash dividends                                                                          (246,021)
  Issuance of stock under stock plans                                       (22,500)         5,274
  Amortization of unearned stock compensation                                                4,486
  Effect of conforming Airtours' reporting period                                           (7,906)
                                                                --------  ---------     ----------
Balances at November 30, 2001                                    (36,932)  (727,637)     6,590,777
  Comprehensive income:
   Net income                                                                            1,015,941
   Foreign currency translation adjustment                        51,294                    51,294
   Minimum pension liability adjustment                           (9,166)                   (9,166)
   Unrealized gains on marketable securities, net                  2,579                     2,579
   Changes related to cash flow derivative hedges, net               466                       466

    Total comprehensive income

  Cash dividends                                                                          (246,387)
  Issuance of stock under stock plans                                                        7,240
  Retirement of treasury stock                                              727,637
  Amortization of unearned stock compensation                                                5,159
                                                                --------  ---------     ----------
Balances at November 30, 2002                                   $  8,241  $             $7,417,903
                                                                ========  =========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             CARNIVAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Description of Business

Carnival Corporation is a Panamanian corporation and, together with its consolidated subsidiaries, is referred to collectively in these consolidated financial statements and elsewhere in this 2002 Annual Report as "our," "us" and "we." We are a global cruise vacation and leisure travel provider that operates six cruise lines under the brand names Carnival Cruise Lines ("CCL"), Costa Cruises ("Costa"), Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Tours ("Tours"). CCL operates eighteen cruise ships with destinations primarily to the Caribbean, the Bahamas and the Mexican Riviera. Holland America operates eleven cruise ships with destinations primarily to Alaska, the Caribbean and Europe. Costa operates eight cruise ships with destinations primarily to Europe, the Caribbean and South America. Cunard operates two premium/luxury cruise ships and Seabourn and Windstar each operate three luxury cruise ships with destinations to the Caribbean, Europe, Central America, Tahiti and other worldwide destinations. Our current fleet of 45 ships has a passenger capacity of 67,282 lower berths. Tours is a leading cruise/tour operator in Alaska and the Canadian Yukon. Tours also markets sightseeing packages, both separately and as a part of our cruise/tour packages.

Preparation of Financial Statements

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All material intercompany accounts, transactions and unrealized profits and losses on transactions within our consolidated group and with affiliates are eliminated in consolidation.

Note 2 - Summary Of Significant Accounting Policies

Basis of Presentation

We consolidate subsidiaries over which we have control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. See Note 5.

Prior to our acquisition of Costa in late fiscal 2000, we accounted for our 50% interest in Costa using the equity method and recorded our portion of Costa's operating results as earnings from affiliated operations on a two-month lag basis. As of November 30, 2000, we changed how we report Costa's operating results from a two-month lag basis to reporting on Costa's current month's results. Accordingly, our November 30, 2000 consolidated balance sheet included Costa's November 30, 2000 balance sheet. The impact of conforming Costa's reporting period on our fiscal 2000 revenues, operating income and net income was not material. Commencing in fiscal 2001, Costa's results of operations were also consolidated on a current month basis in the same manner as our other wholly-owned subsidiaries. See Note 17.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents including investments with original maturities of three months or less are stated at cost. At November 30, 2002 and 2001, cash and cash equivalents included $616 million and $1.38 billion of investments, respectively, primarily comprised of strong investment grade asset-backed debt obligations and money market funds.

Short-term investments are comprised of marketable debt and equity securities which are categorized as available for sale and, accordingly, are stated at their fair values. Unrealized gains and losses are included as a component of accumulated other comprehensive income (loss) ("AOCI") within shareholders' equity until realized. The specific identification method is used to determine realized gains or losses.

Inventories

Inventories consist primarily of provisions, spare parts, supplies and fuel carried at the lower of cost or market. Cost is determined using the weighted average or first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization was computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

                                                  Residual Values          Years
Ships                                                   15%                  30
Buildings and improvements                             0-10%                5-40
Transportation equipment and other                     0-25%                2-20
Leasehold improvements, including port facilities                 Shorter of lease term or
                                                                     related asset life

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the assets carrying value over its estimated fair value (see Notes 4 and 16).

Dry-dock costs are included in prepaid expenses and are amortized to operating expenses using the straight-line method generally over one year.

Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest on ships and other capital projects during their construction period. Upon the replacement or refurbishment of previously capitalized ship components, these assets' estimated cost and accumulated depreciation are written-off and any resulting gain or loss is recognized in our results of operations. No such material gains or losses were recognized in fiscal 2002, 2001 or 2000. See Note 3.

Gains or losses on the sale of property and equipment are classified as nonoperating other income or expense. In fiscal 2002, we realized an $8 million loss on the sale of the former Nieuw Amsterdam.

Goodwill

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" requires companies to stop amortizing goodwill and requires an annual, or when events or circumstances dictate a more frequent, impairment review of goodwill. Accordingly, upon adoption of SFAS No. 142 on December 1, 2001, we ceased amortizing our goodwill, all of which has been allocated to our Costa, Cunard and Holland America reportable units, which are all part of our reportable cruise segment. We completed the transitional and annual impairment tests of these reporting units' existing goodwill as of December 1, 2001 and July 31, 2002, respectively, and determined that their goodwill was not impaired. There has been no change to our goodwill carrying amount since November 30, 2001, other than the change resulting from using a different foreign currency translation rate at November 30, 2002 compared to November 30, 2001. If goodwill amortization, including goodwill expensed as part of our loss or income from affiliated operations, had not been recorded for fiscal 2001 and 2000 our adjusted net income and adjusted basic and diluted earnings per share would have been as follows (in thousands, except per share amounts):

                                               2001     2000
                 Net income                  $926,200 $965,458
                 Goodwill amortization         25,480   23,046
                                             -------- --------
                 Adjusted net income         $951,680 $988,504
                                             ======== ========
                 Adjusted earnings per share
                    Basic                    $   1.63 $   1.65
                                             ======== ========
                    Diluted                  $   1.62 $   1.64
                                             ======== ========

The SFAS No. 142 goodwill impairment review consists of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of comparable market price or discounted future cash flows. If this fair value exceeds the carrying value, which was the case for our reporting units, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

Prior to fiscal 2002, our goodwill was reviewed for impairment pursuant to the same policy as our other long-lived assets as discussed above (see Note 4) and our goodwill was amortized over 40 years using the straight-line method. In addition, accumulated goodwill amortization at November 30, 2001 was $118 million.

Derivative Instruments and Hedging Activities

We utilize derivative instruments, such as forward foreign currency contracts to limit our exposure to fluctuations in foreign currency exchange rates and interest rate swaps to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt (see Note 11).

Our most significant contracts to buy foreign currency are forward contracts entered into to fix the cost in United States ("U.S.") dollars of seven of our foreign currency denominated shipbuilding commitments (see Note 7). If our shipbuilding contract is denominated in the functional currency of the cruise line that is expected to be operating the ship, we have not entered into a forward foreign currency contract to hedge that commitment.

Effective December 1, 2000, we adopted SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on our balance sheet at their fair values. Derivatives that are not hedges must be recorded at fair value and the changes in fair value must be immediately included in earnings. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged firm commitment. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of AOCI until the underlying hedged item is recognized in earnings. The ineffective portion of a hedge derivative's change in fair value is immediately recognized in earnings. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking our hedge transactions. Upon adoption, we recorded an adjustment of $4.2 million in AOCI to record the unrealized net losses from our cash flow hedges that existed on December 1, 2000.

The total $187 million and $578 million of current and long-term fair value of hedged firm commitment assets on our November 30, 2002 and 2001 balance sheets, respectively, includes $178 million and $567 million, respectively, of unrealized gains on our shipbuilding commitments denominated in foreign currencies because of the strengthening of the dollar compared to the euro. In addition, the total $194 million and $581 million of fair value of derivative contract liabilities on our November 30, 2002 and 2001 balance sheets, respectively, includes $178 million and $567 million of unrealized losses on our forward foreign currency contracts relating to those same shipbuilding commitments, which are used to fix the cost of our shipbuilding commitments in U.S. dollars, and effectively offsets the related hedged firm commitment assets.

We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term liabilities and assets depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet dates, respectively. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

Derivative gains and losses included in AOCI are reclassified into earnings at the same time the underlying hedged transaction is recorded in earnings. During fiscal 2002 and 2001, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2002 and 2001, and the amount of estimated unrealized net losses which are expected to be reclassified to earnings in the next twelve months is not material. At November 30, 2002 and 2001, AOCI included $8 million and $8.5 million of unrealized net losses, respectively, from cash flow hedge derivatives, which were substantially all variable to fixed interest rate swap agreements.

Finally, if any of the three shipyards with which we have contracted to build our ships is unable to perform, we would still be required to perform under our foreign currency forward contracts related to that shipyard's shipbuilding contracts. Accordingly, based upon the circumstances, we may have to discontinue the accounting for those forward contracts as hedges, if the shipyard cannot perform.

Prior to fiscal 2001, changes in the fair values of and any discounts or premiums on, our shipbuilding forward foreign currency contract hedges were recorded at maturity, which coincided with the dates when the related foreign currency payments were to be made, with any resulting gains or losses recorded as a decrease or increase, respectively, to the cost paid for our ships.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities on our balance sheet when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Future travel discount vouchers issued to guests are recorded as a reduction of revenues when such vouchers are utilized. Revenues and expenses from our tour and related services are recognized at the time the services are performed or expenses are incurred.

Advertising Costs

Substantially all of our advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Media production costs are also recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $208 million, $214 million and $181 million in fiscal 2002, 2001 and 2000, respectively. At November 30, 2002 and 2001, the amount of advertising costs included in prepaid expenses was not material.

Foreign Currency Translations and Transactions

For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Translation adjustments resulting from this process are reported in AOCI. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted-average exchange rates for the period. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period. See Note 14.

Stock-Based Compensation

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," we elected to use the intrinsic value method of accounting for our employee and director stock-based compensation awards. Accordingly, we have not recognized compensation expense for our noncompensatory employee and director stock option awards. Our pro forma net income and earnings per share for fiscal 2002 and 2001, had we elected to adopt the fair value approach of SFAS No. 123, which charges earnings for the estimated fair value of stock options, would have been $991 million and $904 million and $1.69 and $1.54, respectively, and would not have been materially different from reported net income and earnings per share for fiscal 2000.

As determined below, the weighted-average fair values of options we granted during fiscal 2002, 2001 and 2000 were $12.16, $12.67 and $13.31 per share, respectively, at the dates of grant. As
recommended by SFAS No. 123, the fair values of options were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2002, 2001 and 2000, respectively; expected dividend yields of 1.23%, 1.16% and 1.17%; expected volatility of 48.0%, 50.0% and 28.9%; risk free interest rates of 4.3%, 4.5% and 6.4%; and expected option life of six years for all periods.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or trading restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including expected stock price volatility. Because our options have characteristics different from those of traded options, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including counterparty nonperformance under derivative instruments, contingent obligations and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions who have long-term credit ratings of A or above and we seek to diversify our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to maintain safety and liquidity. We do not anticipate nonperformance by any of our significant counterparties.

We also monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we do normally require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

Reclassifications

Reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3 - Property and Equipment

Property and equipment consisted of the following (in thousands):

                                                            November 30,
                                                          2002         2001
Ships                                                 $10,665,958  $ 8,892,412
Ships under construction                                  712,447      592,781
                                                      -----------  -----------
                                                       11,378,405    9,485,193

Land, buildings and improvements, and port facilities     314,448      264,294
Transportation equipment and other                        409,310      349,188
                                                      -----------  -----------
Total property and equipment                           12,102,163   10,098,675
Less accumulated depreciation and amortization         (1,986,759)  (1,708,445)
                                                      -----------  -----------
                                                      $10,115,404  $ 8,390,230
                                                      ===========  ===========

Capitalized interest, primarily on our ships under construction, amounted to $39 million, $29 million and $41 million in fiscal 2002, 2001 and 2000, respectively. Ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2002, two ships with an aggregate net book value of $623 million were pledged as collateral pursuant to a $119 million note and a $463 million contingent obligation (see Notes 6 and 8).

Maintenance and repair expenses and dry-dock amortization were $175 million, $160 million and $132 million in fiscal 2002, 2001 and 2000, respectively.

Note 4 - Impairment Charge

During fiscal 2002 and 2001 we reviewed our long-lived assets and goodwill for which there were indications of possible impairment or as required annually pursuant to SFAS No. 142. As a result of these reviews, in fiscal 2002 we reduced the carrying value of one of our ships by recording an impairment charge of $20 million. In fiscal 2001, we recorded an impairment charge of $140 million, which consisted principally of a $71 million reduction in the carrying value of ships, a $36 million write-off of Seabourn goodwill, a $15 million write-down of a Holland America note receivable and a $11 million loss on the sale of the Seabourn Goddess I and II. The impaired ships' and note receivable fair values were based on third party appraisals, negotiations with unrelated third parties or other available evidence, and the fair value of the impaired goodwill was based on our estimates of discounted future cash flows.

Note 5 - Investments In and Advances To Affiliates

On June 1, 2001, we sold our investment in Airtours plc, which resulted in a nonoperating net gain of $101 million and net cash proceeds of $492 million. Cumulative foreign currency translation losses of $59 million were reclassified from AOCI and included in determining this 2001 net gain. We also recorded a direct charge of $8 million to our retained earnings in fiscal 2001, which represented our share of Airtours' losses for April and May 2001, since Airtours results were reported on a two-month lag.

In fiscal 2001, we sold our interest in CRC Holdings, Inc. ("CRC") to an unrelated third party, which resulted in a nonoperating net gain of $16 million and net cash proceeds of $39 million. One of the members of our Board of Directors was a principal shareholder in CRC.

Dividends received from affiliates were $13 million and $16 million in fiscal 2001 and 2000, respectively, which reduced the carrying value of our investments in affiliates in accordance with the equity method of accounting.

Income statement and segment information for fiscal 2000 for our affiliated companies accounted for using the equity method, including Airtours and Costa, was as follows: revenues - $6.7 billion, gross margin - $1.3 billion, operating income - $5 million, depreciation and amortization - $152 million, net income - $20 million and capital expenditures - $650 million. Since we sold our interest in Airtours and CRC during fiscal 2001, no data has been presented for fiscal 2002 and 2001.

Note 6 - Long-Term Debt

Long-term debt consisted of the following (in thousands):

                                                                                      November 30,
                                                                                  2002/(a)/   2001/(a)/
Euro floating rate note, collateralized by one Costa ship, bearing interest at euribor plus 0.5% (4.0% and 4.8% at November 30, 2002 and 2001,
  respectively), due through 2008                                                $  118,727  $  125,770
Unsecured fixed rate notes, bearing interest at rates ranging from 6.15% to
  7.7%, due through 2028/(b)/                                                       848,900     848,779
Unsecured floating rate euro notes, bearing interest at rates ranging from euribor plus 0.35% to euribor plus 0.53% (3.6% to 4.0% and 3.9% to
  4.9% at November 30, 2002 and 2001, respectively), due 2005 and 2006              680,377     604,068
Unsecured fixed rate euro notes, bearing interest at 5.57%, due in 2006             297,195     266,223
Unsecured $1.4 billion revolving credit facility, bearing interest at libor plus
  0.17% (1.6% at November 30, 2002), due in 2006                                     50,000
Other                                                                                44,468      29,833
Unsecured 2% convertible notes, due in 2021                                         600,000     600,000
Unsecured zero-coupon convertible notes, net of discount, with a face value
  of $1.05 billion, due in 2021                                                     520,944     501,945
                                                                                 ----------  ----------
                                                                                  3,160,611   2,976,618
Less portion due within one year                                                   (148,642)    (21,764)
                                                                                 ----------  ----------
                                                                                 $3,011,969  $2,954,854
                                                                                 ==========  ==========

--------
(a)All borrowings are in U.S. dollars unless otherwise noted. Euro denominated notes have been translated to U.S. dollars at the period end exchange rates. At November 30, 2002 and 2001, 65% and 66% of our debt was U.S. dollar denominated and 35% and 34% was euro denominated, respectively.
(b)These notes are not redeemable prior to maturity.

Our unsecured 2% convertible notes ("2% Notes") and our zero-coupon convertible notes ("Zero-Coupon Notes") are convertible into 15.3 million shares and 17.4 million shares, respectively, of our common stock. Our 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of our common stock is greater than $43.05 per share for a defined duration of time. Our Zero-Coupon Notes have a 3.75% yield to maturity and are convertible during any fiscal quarter for which the closing price of our common stock reaches certain targeted levels for a defined duration of time. These levels commenced at a low of $31.94 per share for the first quarter of fiscal 2002 and increase at an annual rate of 3.75% thereafter, until maturity. The conditions for conversion of our 2% Notes or Zero-Coupon Notes were not met during fiscal 2002 and 2001.

Subsequent to April 14, 2008, we may redeem all or a portion of our 2% Notes at their face value plus any unpaid accrued interest, and subsequent to October 23, 2008, we may redeem all or a portion of our Zero-Coupon Notes at their accreted value.

In addition, on April 15 of 2005, 2008 and 2011 our 2% Noteholders and on October 24 of 2006, 2008, 2011 and 2016 our Zero-Coupon Noteholders may require us to repurchase all or a portion of the outstanding 2% Notes at their face value plus any unpaid accrued interest and the Zero-Coupon Notes at their accreted value.

Upon conversion, redemption or repurchase of our 2% Notes and Zero-Coupon Notes we may choose to deliver common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable. If our 2% Notes and Zero-Coupon Notes were to be put back to us, we expect to settle them for cash and, accordingly, they are not included in our diluted earnings per share common stock calculations. However, no assurance can be given that we will have sufficient liquidity to make such cash payments. See Note 14.

In May 2001, Costa entered into a five-year 257.5 million euro (255.6 million U.S. dollars at the November 30, 2002 exchange rate) unsecured floating rate euro denominated revolving credit facility, of which $145 million was available at November 30, 2002.

Our $1.4 billion unsecured multi-currency revolving credit facility matures in June 2006. This facility currently bears interest at libor/euribor plus 17 basis points ("BPS"), which interest rate spread over libor/euribor will vary based on changes to our senior unsecured debt ratings, and provides for an undrawn facility fee of eight BPS. Our commercial paper program is supported by this revolving credit facility and, accordingly, any amounts outstanding under our commercial paper program, none at November 30, 2002 and 2001, reduce the aggregate amount available under this facility. At November 30, 2002, $1.35 billion of this facility was available. This facility and other of our loan agreements contain covenants that require us, among other things, to maintain a minimum debt service coverage and limits our debt to tangible capital ratio and the amount of our secured indebtedness. In addition, our ability to draw upon the then available portion of our $1.4 billion credit facility could be terminated and we could also be required to repay the amounts outstanding under our one collateralized and three unsecured euro notes, which amounted to $722 million at November 30, 2002, if our business suffers a material adverse change. At November 30, 2002, we were in compliance with all of our debt covenants.

At November 30, 2002, the scheduled annual maturities of our long-term debt was as follows (in thousands):

                             Fiscal
                              2003    $     148,642
                              2004          127,985
                              2005       907,648/(a)/
                              2006     1,387,209/(a)/
                              2007           22,833
                           Thereafter       566,294
                                      -------------
                                      $   3,160,611
                                      =============

--------
(a)Includes $600 million of our 2% Notes in 2005 and $521 million of our Zero-Coupon Notes in 2006 based on the date of the noteholders first put option.

Debt issuance costs are generally amortized to interest expense using the straight-line method over the term of the notes or to the noteholders first put option date, whichever is earlier. In addition, all loan issue discounts are amortized to interest expense using the effective interest method over the term of the notes.

Note 7 - Commitments

Ship Commitments

A description of our ships under contract for construction at November 30, 2002 was as follows (in millions, except passenger capacity data):

                           Expected                                  Estimated
                            Service                     Passenger        Total
 Ship                      Date/(1)/          Shipyard Capacity/(2)/ Cost/(3)/
 CCL
 Carnival Glory              7/03     Fincantieri          2,974      $  510
 Carnival Miracle            3/04      Masa-Yards/(4)/     2,124         375
 Carnival Valor             11/04     Fincantieri/(4)/     2,974         510
 Newbuild                    1/06     Fincantieri          2,974         460
                                                          ------      ------
    Total CCL                                             11,046       1,855
                                                          ------      ------
 Holland America
 Oosterdam                   7/03     Fincantieri/(4)/     1,848         410
 Westerdam                   5/04     Fincantieri/(4)/     1,848         410
 Newbuild                   11/05     Fincantieri/(4)/     1,848         410
 Newbuild                    6/06     Fincantieri          1,848         390
                                                          ------      ------
    Total Holland America                                  7,392       1,620
                                                          ------      ------
 Costa
 Costa Mediterranea          6/03      Masa-Yards/(5)/     2,114         360
 Costa Fortuna              12/03     Fincantieri/(5)/     2,720         440
 Costa Magica               11/04     Fincantieri/(5)/     2,720         460
                                                          ------      ------
    Total Costa                                            7,554       1,260
                                                          ------      ------
 Cunard
 Queen Mary 2                        Chantiers de
                             1/04    l'Atlantique/(4)/     2,620         780
 Newbuild                    2/05     Fincantieri/(4)/     1,968         410
                                                          ------      ------
    Total Cunard                                           4,588       1,190
                                                          ------      ------
        Total                                             30,580      $5,925
                                                          ======      ======

--------
(1)The expected service date is the date the ship is currently expected to begin its first revenue generating cruise.
(2)In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.
(3)Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items.
(4)These construction contracts are denominated in euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts. The $178 million of unrealized losses from these forward contracts has been recorded as fair value of derivative contract liabilities on our November 30, 2002 balance sheet and are also included in the above estimated total cost of these construction contracts.
(5)These construction contracts are denominated in euros, which is Costa's functional currency. The estimated total costs have been translated into U.S. dollars using the November 30, 2002 exchange rate.

In connection with our ships under contract for construction, we have paid approximately $712 million through November 30, 2002 and anticipate paying the remaining estimated total cost as follows (in millions):

                                 Fiscal
                                  2003  $1,630
                                  2004   2,110
                                  2005   1,140
                                  2006     330
                                        ------
                                        $5,210
                                        ======

Proposed Dual-Listed Company Transaction with P&O Princess Cruises plc ("P&O Princess")

After a series of preconditional offers made to the shareholders of P&O Princess by us, commencing in December 2001, on January 8, 2003 we entered into an agreement with P&O Princess, the world's third largest cruise company, providing for a combination of both companies (the "Combined Group") under a dual-listed company ("DLC") structure.

If the DLC transaction is completed, it would create a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess' Memorandum and Articles of Association. The two companies would retain their separate legal identities and each company's shares would continue to be publicly traded on the New York Stock Exchange for us and the London Stock Exchange for P&O Princess. However, both companies would operate as if they were a single economic enterprise. The contracts governing the DLC structure would provide that the boards of directors of the two companies would be identical, the companies would be managed by a unified senior management team and that, as far as possible, P&O Princess' and our shareholders would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the DLC transaction would be that our existing shareholders would own an economic interest equal to approximately 74% of the Combined Group and the existing shareholders of P&O Princess would own an economic interest equal to approximately 26% of the Combined Group. Also in connection with the DLC transaction, we will be making a Partial Share Offer ("PSO") for 20% of P&O Princess' shares, which will enable P&O Princess shareholders to exchange P&O Princess shares for our shares on the basis of 0.3004 of our shares for each P&O Princess share up to, in aggregate, a maximum of 20% of P&O Princess issued share capital. If the maximum number of P&O Princess' shares are exchanged under the PSO, holders of our shares, including our new shareholders who exchanged their P&O Princess shares for our shares under the PSO, would own an economic interest equal to approximately 79% of the Combined Group and holders of P&O Princess shares would own an economic interest equal to approximately 21% of the Combined Group. The PSO is conditional on, among other things, the closing of the DLC transaction. Upon completion of the DLC transaction, P&O Princess will reorganize and consolidate its share capital so that one share of P&O Princess will have the same economic and voting interest as one of our shares.

The completion of the DLC transaction between P&O Princess and us is subject to approval by P&O Princess' shareholders and our shareholders. No assurance can be given that the DLC transaction will be completed and, if it is completed, when completion will take place. If the DLC transaction is not completed by September 30, 2003, either party can terminate the agreement if it is not in material breach of its obligations. We have incurred $30 million of transaction costs as of November 30, 2002, and continue to incur costs, which have been or will be deferred in connection with the DLC transaction. In the event a transaction with P&O Princess is not consummated, we would be required to write off the above $30 million plus all costs incurred and deferred subsequent to November 30, 2002, resulting in an estimated total write-off of approximately $45 million to $50 million. If the DLC transaction or another transaction with P&O Princess is completed by us, these deferred costs, together with any additional direct costs, which may be incurred, would be capitalized as part of the transaction.

If our agreement with P&O Princess is terminated under certain circumstances, we would be required to pay P&O Princess a break fee of $49 million. These circumstances include, among other things, our board of directors withdrawing or adversely modifying its recommendation to shareholders to approve the DLC transaction, our board of directors recommending an alternative acquisition proposal to shareholders, or our shareholders failing to approve the DLC transaction if a third-party acquisition proposal exists at the time of our meeting or if we breach our exclusivity covenant and a third party acquisition proposal with respect to us is completed prior to July 2004. Similarly, P&O Princess would be obligated to pay us a break fee of $49 million upon the occurrence of reciprocal circumstances.

If the DLC transaction is completed, we expect to account for it as an acquisition of P&O Princess by us, which will be accounted for using the purchase method.

Operating Leases

Rent expense under our operating leases, primarily for office and warehouse space, was $15 million, $13 million and $10 million in fiscal 2002, 2001 and 2000, respectively. At November 30, 2002, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

                               Fiscal
                               2003       $10,700
                               2004         9,300
                               2005         9,100
                               2006         9,100
                               2007         6,000
                               Thereafter  25,300
                                          -------
                                          $69,500
                                          =======

Port Facilities and Other

At November 30, 2002, we had commitments through 2027, with initial or remaining terms in excess of one year, to pay minimum amounts for our annual usage of port facilities and other contractual commitments as follows (in thousands):

                              Fiscal
                              2003       $ 52,100
                              2004         38,800
                              2005         25,300
                              2006         25,800
                              2007         27,100
                              Thereafter  179,600
                                         --------
                                         $348,700
                                         ========

Travel Vouchers

Pursuant to CCL's and Holland America's settlement of litigation, travel vouchers with face values of $10 to $55 were required to be issued to qualified past passengers. As of November 30, 2002, approximately $123 million of these travel vouchers are available to be used for future travel prior to their expiration, principally in fiscal 2005.

Note 8 - Contingencies

Litigation

Several actions (collectively, the "ADA Complaints") have been filed against Costa, Cunard and Tours alleging that they violated the Americans with Disabilities Act by failing to make certain cruise ships accessible to individuals with disabilities. The plaintiffs seek injunctive relief to require modifications to certain vessels to increase accessibility to disabled passengers and fees and costs. Costa and the plaintiffs have agreed to settle this action, subject to court approval. Cunard and Tours are in ongoing settlement negotiations with the plaintiffs.

Three actions (collectively, the "Facsimile Complaints") were filed against us on behalf of purported classes of persons who received unsolicited advertisements via facsimile, alleging that we and other defendants distributed unsolicited advertisements via facsimile in contravention of the U.S. Telephone Consumer Protection Act. The plaintiffs seek to enjoin the sending of unsolicited facsimile advertisements and statutory damages. The advertisements referred to in the Facsimile Complaints were not sent by us, but rather were distributed by a professional faxing company at the behest of travel agencies that referenced a CCL product. We do not advertise directly to the traveling public through the use of facsimile transmission.

The ultimate outcome of the pending ADA and Facsimile Complaints cannot be determined at this time. We believe that we have meritorious defenses to these claims and, accordingly, we intend to vigorously defend against these actions.

Several actions filed in the U.S. District Court for the Southern District of Florida against us and four of our executive officers on behalf of a purported class of persons who purchased our common stock were consolidated into one action in Florida (the "Stock Purchaser Complaint"). The plaintiffs have claimed that statements we made in public filings violated federal securities laws and seek unspecified compensatory damages and attorney and expert fees and costs. Recently, a magistrate judge recommended that our motion to dismiss the Stock Purchaser Complaint be granted and that the plaintiffs' amended complaint be dismissed without prejudice. However, because it was dismissed without prejudice, the plaintiffs may file a new amended complaint. Nevertheless, the parties have entered into a memorandum of understanding settling the case pending confirmatory discovery and judicial approval. A substantial portion of the $3.4 million settlement amount, which includes plaintiffs' attorneys fees, will be covered by insurance.

In February 2001, Holland America Line-USA, Inc. ("HAL-USA"), our wholly-owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America ships in Alaska. HAL-USA responded to the subpoena. The ultimate outcome of this matter cannot be determined at this time.

On August 17, 2002, an incident occurred in Juneau, Alaska onboard Holland America's Ryndam involving a wastewater discharge from the ship. As a result of this incident, various Ryndam ship officers have received grand jury subpoenas from the Office of the U.S. Attorney in Anchorage, Alaska requesting that they appear before a grand jury. One of the subpoenas also requests the production of Holland America documents, which Holland America is producing. If the investigation results in charges being filed, a judgment could include, among other forms of relief, fines and debarment from federal contracting, which would prohibit operations in Glacier Bay National Park and Preserve during the period of debarment. The State of Alaska is separately investigating this incident. The ultimate outcome of these matters cannot be determined at this time.

Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a 79 million euro denominated contract for the conversion and lengthening of the ship. Costa has also given notice of termination of the contract. It is now expected that the arbitration tribunal's decision will be made in mid-2004 at the earliest. In the event that an award is given in favor of Cammell Laird, the amount of damages, which Costa will have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance. We are not able to estimate the impact or the ultimate outcome of any such actions, which are not covered by insurance.

Contingent Obligations

At November 30, 2002, we had contingent obligations totaling $1.05 billion to participants in lease out and lease back type transactions for three of our ships. At the inception of the leases, the entire amount of the contingent obligations was paid by us to major financial institutions to enable them to directly pay these obligations. Accordingly, these obligations were considered extinguished, and neither funds nor the contingent obligations have been included on our balance sheets. We would only be required to make any payments under these lease contingent obligations in the remote event of nonperformance by these financial institutions, all of which have long-term credit ratings of AAA or AA. In addition, we obtained a direct guarantee from another AAA rated financial institution for $285 million of the above noted contingent obligations, thereby reducing even the remote exposure to this portion of the contingent obligations. If the major financial institutions' credit ratings fall below AA-, we would be required to move a majority of the funds from these financial institutions to other highly-rated financial institutions. If our credit rating falls below BBB, we would be required to provide a standby letter of credit for $91 million, or alternatively provide mortgages in the aggregate amount of $91 million on two of our ships.

In the unlikely event that we were to terminate the three lease agreements early or default on our obligations, we would, as of November 30, 2002 have to pay a total of $180 million in stipulated damages. As of November 30, 2002, $148 million of standby letters of credit have been issued by a major financial institution in order to provide further security for the payment of these contingent stipulated damages. An additional $40 million of standby letters of credit would be required to be issued if our three credit ratings fall below A-/A3. Between 2017 and 2022, we have the right to exercise options that would terminate these transactions at no cost to us. We entered into these three transactions in order to receive $67 million, which was recorded as deferred income on our balance sheets and is being amortized to nonoperating income through 2022. In the event we were to default under our $1.4 billion revolving credit facility, we would be required to post cash collateral to support the stipulated damages standby letters of credit.

Note 9 - Income and Other Taxes

We believe that substantially all of our income, with the exception of our U.S. source income from the transportation, hotel and tour businesses of Tours, is exempt from U.S. federal income taxes. If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue Code or if the income tax treaties or Internal Revenue Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

Some of our subsidiaries, including Costa and Tours, are subject to foreign and/or U.S. income taxes. In fiscal 2002, we recognized a net $57 million income tax benefit primarily due to a new Italian investment incentive law, which allowed Costa to receive a $51 million income tax benefit based on contractual expenditures during 2002 on the construction of new ships. At November 30, 2002, Costa had a remaining net deferred tax asset of approximately $45 million relating to the tax benefit of the net operating loss carryforwards arising from this incentive law, which expire in 2007. In fiscal 2001, we recognized a $9 million income tax benefit from Costa primarily due to changes in Italian tax law.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call, impose taxes based on passenger counts, ship tonnage or some other measure. These taxes, other than those directly charged to and collected from passengers by us, are recorded as operating expenses in the accompanying statements of operations.

Note 10 - Shareholders' Equity

Our Articles of Incorporation authorize our Board of Directors, at their discretion, to issue up to 40 million shares of our preferred stock. At November 30, 2002 and 2001, no preferred stock had been issued.

In February 2000, our Board of Directors authorized the repurchase of up to $1 billion of our common stock. As of November 30, 2001, we had repurchased 33.1 million shares of our common stock at a cost of $705 million pursuant to this authorization. In addition in 2001, we received 761,000 shares of our common stock from our chief executive officer valued at its quoted market price of $23 million, which we recorded as treasury stock, in payment of the exercise price for two million shares of our common stock issued to him pursuant to a stock option plan (see Note 13). In fiscal 2002, we retired all of our treasury stock.

At November 30, 2002, there were 77.5 million shares of our common stock reserved for issuance pursuant to our convertible notes and our stock option, employee stock purchase, restricted stock and dividend reinvestment plans. During fiscal 2002, 2001 and 2000 we declared cash dividends aggregating $0.42 per share for each year.

At November 30, 2002 and 2001, AOCI included cumulative foreign currency translation adjustments which increased shareholders' equity by $29 million and decreased shareholders' equity by $22 million, respectively.

Note 11 - Financial Instruments

We estimated the fair value of our financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our financial instruments are not held for trading or other speculative purposes.

Cash and Cash Equivalents

The carrying amounts of our cash and cash equivalents approximate their fair values due to their short maturities.

Other Assets

At November 30, 2002 and 2001, long-term other assets included marketable securities held in rabbi trusts for certain of our nonqualified benefit plans and notes and other receivables, principally collateralized by a ship, the former Nieuw Amsterdam. These assets had carrying and fair values of $173 million at November 30, 2002 and $143 million at November 30, 2001. Fair values were based on public market prices, estimated discounted future cash flows or estimated fair value of collateral.

Long-Term Debt

At November 30, 2002 and 2001, the fair value of our long-term debt, including the current portion, was $3.33 billion and $2.95 billion, respectively, which was $166 million greater than and $26 million less than its carrying value on those respective dates. The net difference between the fair value of our long-term debt and its carrying value was due primarily to our issuance of debt obligations at fixed interest rates that are below or above market interest rates in existence at the measurement dates. The fair values of our unsecured fixed rate notes, convertible notes and unsecured 5.57% euro notes were based on their public market prices. The fair values of our other long-term debt were estimated based on appropriate market interest rates being applied to this debt.

Foreign Currency Contracts

We have forward foreign currency contracts, designated as foreign currency fair value hedges, for seven of our euro denominated shipbuilding contracts (see
Note 7). At November 30, 2002 and 2001, the fair value of these forward contracts was an unrealized loss of $178 million and $567 million, respectively. These forward contracts mature through 2005. The fair values of our forward contracts were estimated based on prices quoted by financial institutions for these instruments.

Interest Rate Swaps

We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2002 and 2001, these interest rate swap agreements effectively changed $225 million of fixed rate debt with a weighted-average fixed interest rate of 6.8% to Libor-based floating rate debt.

In addition, we also have interest rate swap agreements designated as cash flow hedges whereby we receive variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2002 and 2001, these interest rate swap agreements effectively changed $468 million and $637 million, respectively, of euribor floating rate debt to fixed rate debt with a weighted-average fixed interest rate of 5.5% and 5.3%, respectively.

These interest rate swap agreements mature through 2006. At November 30, 2002 and 2001, the fair value of our interest rate swaps was a net unrealized loss of $0.1 million and $3.3 million, respectively. The fair values of our interest rate swap agreements were estimated based on appropriate market interest rates being applied to these instruments.

Note 12 - Segment Information

Our cruise segment included six cruise brands (five, excluding Costa, prior to fiscal 2001), which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics. Cruise revenues are comprised of sales of passenger cruise tickets, which includes accommodations, meals and most onboard activities, in some cases the sale of air transportation to and from our cruise ships, and the sale of certain onboard activities and other services. The tour segment represents the transportation, hotel and tour operations of Tours.

The significant accounting policies of the segments are the same as those described in Note 2--"Summary of Significant Accounting Policies." Cruise revenues included intersegment revenues, which primarily represent billings to the tour segment for the cruise portion of a tour when a cruise is sold as a part of a tour package. In addition, cruise and tour operating expenses included a cost allocation of certain corporate and other expenses. Information for the cruise and tour segments for fiscal 2002, 2001 and 2000 was as follows (in thousands):

                                          Operating     Depreciation
                                           income           and        Capital         Total
2002                        Revenues       (loss)       amortization expenditures      assets
Cruise/(b)/                $4,229,124  $1,065,797/(a)/    $369,565    $1,949,565  $11,399,130
Tour                          175,831     (13,401)          11,345        36,802      214,405/(c)/
Intersegment elimination      (36,686)
Corporate/(e)/                            (10,337)           1,433           115      721,313
                           ----------  ----------         --------    ----------  -----------
                           $4,368,269  $1,042,059         $382,343    $1,986,482  $12,334,848
                           ==========  ==========         ========    ==========  ===========
2001
Cruise/(b)/                $4,357,942  $  958,273/(a)/    $359,314    $  801,453  $ 9,905,353
Tour                          229,483     (10,357)/(a)/     11,474        25,108      188,296/(c)/
Affiliated operations/(d)/                (44,024)
Intersegment elimination      (51,674)
Corporate/(e)/                            (12,161)           1,436             7    1,469,903
                           ----------  ----------         --------    ----------  -----------
                           $4,535,751  $  891,731         $372,224    $  826,568  $11,563,552
                           ==========  ==========         ========    ==========  ===========
2000
Cruise                     $3,578,372  $  957,226         $276,483    $  972,270  $ 9,093,646/(b)/
Tour                          259,662       7,664           10,825        30,129      199,722/(c)/
Affiliated operations                       37,828/(b)/                               437,391
Intersegment elimination      (59,492)
Corporate(e)                              (19,760)             359           949      100,561
                           ----------  ----------         --------    ----------  -----------
                           $3,778,542  $  982,958         $287,667    $1,003,348  $ 9,831,320
                           ==========  ==========         ========    ==========  ===========

--------
(a)Cruise operating income included impairment charges of $20 million in 2002 and $134 million in 2001 and Tour operating loss included $6 million in 2001 (see Note 4).
(b)In 2002 and 2001, the cruise segment information included Costa. At November 30, 2000, Costa's total assets were included in the cruise segment, but its 2000 results of operations were included in the affiliated operations segment (See Notes 2 and 17).
(c)Tour assets primarily included hotels in Alaska and the Canadian Yukon, luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, motor coaches used for sightseeing and charters in the states of Washington and Alaska, British Columbia, Canada and the Canadian Yukon and private, domed rail cars, which are run on the Alaska Railroad between Anchorage and Fairbanks.
(d)On June 1, 2001, we sold our investment in Airtours. Accordingly, we did not record any equity in the earnings or losses from the affiliated operations of Airtours after our quarter ended May 31, 2001.
(e)Operating loss represented corporate expenses not allocated to segments. Corporate assets primarily included cash, cash equivalents, short-term investments, debt issuance costs, deferred P&O Princess acquisition costs and transportation assets.

See Note 5 for affiliated operations segment information, which were not included in our consolidated operations.

Foreign revenues for our cruise brands, excluding Costa in 2000, represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. The majority of these foreign revenues are from Italy, Canada, United Kingdom, France, Germany and Spain. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our goodwill, ships and ships under construction.

Revenue information by geographic area for fiscal 2002, 2001 and 2000 was as follows (in thousands):

                               2002       2001       2000
                    U.S.    $3,292,533 $3,489,913 $3,180,667
                    Foreign  1,075,736  1,045,838    597,875
                            ---------- ---------- ----------
                            $4,368,269 $4,535,751 $3,778,542
                            ========== ========== ==========

Note 13 - Benefit Plans

Stock Option Plans

We have stock option plans primarily for supervisory and management level employees and members of our Board of Directors. The plans are administered by a committee of three of our directors (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally set by the Committee at 100% of the fair market value of the common stock on the date the option is granted. Substantially all options granted during fiscal 2002, 2001 and 2000 were granted at an exercise price per share equal to the fair market value of our common stock on the date of grant. Employee options generally have vested evenly over five years and have a ten year term and director options granted prior to fiscal 2001 have vested immediately and have a five or ten year term. Director options granted subsequent to fiscal 2000 will vest evenly over five years and have a ten year term. At November 30, 2002, options for 40.7 million shares were available for future grants under the above plans. A summary of the activity and status of our stock option plans was as follows:

                                         Weighted
                                   Average Exercise Price         Number of Options
                                        Per Share              Years Ended November 30,
                                    2002     2001   2000     2002        2001        2000
Outstanding options - beginning of
  year                             $28.95   $26.80 $22.70 12,774,293   8,840,793  6,517,168
Options granted                    $26.54   $26.44 $35.92     33,000   6,580,250  2,910,575
Options exercised                  $14.35   $11.70 $13.43   (404,615) (2,218,075)  (244,850)
Options canceled                   $32.80   $35.15 $35.91   (573,720)   (428,675)  (342,100)
                                   ------   ------ ------ ----------  ----------  ---------
Outstanding options - end of year  $29.26   $28.95 $26.80 11,828,958  12,774,293  8,840,793
                                   ======   ====== ====== ==========  ==========  =========
Options exercisable - end of year  $28.71   $25.96 $15.82  4,775,894   2,972,498  4,042,452
                                   ======   ====== ====== ==========  ==========  =========

Information with respect to outstanding and exercisable stock options at November 30, 2002 was as follows:

                           Options Outstanding        Options Exercisable
                                  Weighted   Weighted            Weighted
                                  Average    Average             Average
       Exercise                  Remaining   Exercise            Exercise
       Price Range     Shares   Life (Years)  Price    Shares     Price
       $ 1.94-$ 2.25     32,980     /(1)/     $ 2.06     32,980   $ 2.06
       $ 6.94-$10.31     17,300     0.7       $ 9.76     17,300   $ 9.76
       $10.59-$15.00    666,050     2.3       $11.32    666,050   $11.32
       $16.28-$22.57  3,901,084     8.1       $21.66  1,236,830   $20.75
       $24.63-$27.78  1,182,894     6.3       $26.24    667,294   $26.35
       $28.21-$34.88  3,070,500     8.1       $30.05    673,100   $30.47
       $36.72-$41.34    102,000     5.8       $38.09     77,200   $38.05
       $43.56-$48.56  2,856,150     6.7       $44.36  1,405,140   $44.57
                     ----------     ---       ------  ---------   ------
       Total         11,828,958     7.2       $29.26  4,775,894   $28.71
                     ==========     ===       ======  =========   ======

--------
(1)These stock options do not have an expiration date.

Restricted Stock Plan

We have a restricted stock plan under which three executive officers have been issued restricted shares of our common stock. These shares have the same rights as our common stock, except for restriction and forfeiture provisions. During fiscal 2002, 2001 and 2000, 150,000 shares of common stock were issued each year, which were valued at $4 million, $5 million and $6 million, respectively. Unearned stock compensation was recorded within shareholders' equity at the date of award based on the quoted market price of the shares on the date of grant and is amortized to expense using the straight-line method from the grant date through the vesting date. These shares vest five years after the grant date. As of November 30, 2002 and 2001 there were 750,000 shares and 647,000 shares, respectively, issued under the plan which remain to be vested.

Defined Benefit Pension Plans

We have one qualified and one nonqualified defined benefit pension plan that are available to full-time CCL and corporate shoreside employees (the "Shoreside Plans"), who were employed by CCL or corporate before January 1, 1998. Our funding policy for this qualified plan is to annually contribute at least the amount required under the applicable labor regulations. The nonqualified plan is unfunded. In addition, we have five nonqualified defined benefit plans, one for the CCL shipboard employees, except for deck and engine officers, two for Holland America shipboard employees, except for officers, one for certain Holland America shipboard officers, and one supplemental executive retirement plan ("SERP") in which two executive officers currently participate. The Carnival shipboard nonqualified plan is funded by contributions into a rabbi trust and the Holland America and SERP plans, are unfunded. In addition, Cunard Line Limited participated in an industry-wide merchant navy officers ("MNO") defined benefit plan that is available to certain Cunard shipboard officers. Our MNO plan expense is based on the amount of contributions required by the plan. Total expense for these defined benefit pension plans was $11 million, $8 million and $6 million in fiscal 2002, 2001 and 2000, respectively.

A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. At November 30, 2002 and 2001, the CCL shipboard plan and the Shoreside Plans have aggregated additional minimum pension liability adjustments, less allowable intangible assets, of $14.7 million and $5.5 million, respectively, which are included in AOCI.

Defined Contribution Plans

We have several defined contribution plans available to substantially all U.S. and Canadian employees, to Cunard's United Kingdom employees, to Seabourn's Scandinavian shipboard officers and to CCL's shipboard deck and engine officers. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $8 million in both fiscal 2002 and 2001 and $7 million in fiscal 2000.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan, which is authorized to issue up to 4,000,000 shares of our common stock to substantially all of our employees. The purchase price is derived from a formula based on 85% of the fair market value of our common stock during the six-month purchase period, as defined. During fiscal 2002, 2001 and 2000, we issued 62,223, 82,733 and 171,886 shares, respectively, at a weighted-average share price of $23.92, $21.94 and $26.36, respectively, under this plan.

Note 14 - Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in thousands, except per share data):

                                                  Years Ended November 30,
                                                   2002      2001     2000
    Net income                                  $1,015,941 $926,200 $965,458
                                                ========== ======== ========
    Weighted average common shares outstanding     586,567  585,064  599,665
    Dilutive effect of stock plans                   1,489    1,798    2,247
                                                ---------- -------- --------
    Diluted weighted average shares outstanding    588,056  586,862  601,912
                                                ========== ======== ========
    Basic earnings per share                    $     1.73 $   1.58 $   1.61
                                                ========== ======== ========
    Diluted earnings per share                  $     1.73 $   1.58 $   1.60
                                                ========== ======== ========

During fiscal 2002, 2001 and 2000, the exercise prices for 6.0 million, 5.4 million and 4.4 million options, respectively, were greater than the average fair market prices of our common stock for those periods and, consequently, were excluded from our diluted earnings per share computations since they were anti-dilutive.

In addition, our 2002 and 2001 diluted earnings per share computation did not include 32.7 million shares of our common stock issuable upon conversion of our 2% Notes and Zero-Coupon Notes, as this common stock was not issuable under the contingent conversion provisions of these debt instruments (see Note 6).

Note 15 - Supplemental Cash Flow Information

                                                                  Years Ended November 30,
                                                                   2002     2001     2000
                                                                       (in thousands)
Cash paid (received) for
 Interest, net of amount capitalized                             $110,148 $109,321 $40,431
 Income taxes, net                                               $     19 $  3,931 $  (800)
Noncash investing and financing activities
 Common stock received as payment of stock option exercise price          $ 22,500
 Notes received upon the sale of the Nieuw Amsterdam             $ 59,935          $84,500

Note 16 - Recent Accounting Pronouncements

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. We have completed our review of SFAS No. 144 and its adoption on December 1, 2002 did not have a material effect on our financial statements.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. SFAS No. 146 requires that liabilities for costs associated with an exit activity or disposal of long-lived assets be recognized when the liabilities are incurred and can be measured at fair value. SFAS No. 146 is effective for us for any exit or disposal activities that are initiated after December 31, 2002.

In November 2002, Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS No. 123" was issued. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee and director compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual financial statements for fiscal years ending after December 15, 2002 and for interim financial statements commencing after such date.

Note 17 - Costa Acquisition

From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we acquired the remaining 50% interest in Costa from Airtours at a cost of $511 million. Substantially all of the purchase price was funded by euro denominated borrowings. We accounted for this transaction using the purchase accounting method.

                             CARNIVAL CORPORATION

                            UK GAAP RECONCILIATION

Unaudited summary of differences between U.S. GAAP and UK GAAP for each of the years ended 30 November 2002, 2001 and 2000

Carnival's financial statements have been prepared in accordance with U.S. GAAP and Carnival's accounting policies, which differ in certain material respects from UK GAAP and P&O Princess' accounting policies.

The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds, which would have been required to adjust for significant differences between Carnival's accounting policies under U.S. GAAP and P&O Princess' accounting policies under UK GAAP.

Reconciliations of consolidated profit and loss account for the years ended 30
November:

                                                                           2002    2001    2000
                                                                   Notes  U.S.$m  U.S. $m U.S. $m
Net income under U.S. GAAP                                               1,015.9   926.2   965.5
UK GAAP adjustments:
Cruise revenues and expenses                                         A      (1.0)   (2.4)    3.8
Dry-docking                                                          B       4.4     4.4     3.7
Marketing and promotion costs                                        C      (1.7)   21.8     3.3
Income from affiliated operations                                    H        --    (7.7)   (8.8)
Adjustment to gain on sale of affiliated operation                   I        --    26.0      --
                                                                         -------   -----   -----
Profit attributable to shareholders in accordance with UK GAAP and
  P&O Princess' accounting policies                                      1,017.6   968.3   967.5
                                                                         =======   =====   =====

Earnings
Basic earnings per share in accordance with UK GAAP (in cents)
  and P&O Princess' accounting policies                                    173.5   165.5   161.3
Weighted average number of shares used in basic earnings per
  share calculation (millions)                                             586.6   585.1   599.7

Reconciliations of consolidated shareholders' funds at 30 November:

                                                                2002    2001     2000
                                                        Notes  U.S.$m  U.S. $m  U.S. $m
Shareholders' equity in accordance with U.S. GAAP             7,417.9  6,590.8  5,870.6
UK GAAP adjustments:
Cruise revenues and expenses                              A       7.5      8.5     10.9
Dry-docking                                               B      23.4     19.1     14.7
Marketing and promotion costs                             C     135.9    137.6    115.8
Unrealised (gains) losses on marketable securities, net   D      (1.9)     0.7      7.1
Derivative instruments and hedging activities             E       8.1      8.5       --
Dividends                                                 F     (61.6)   (61.6)   (61.4)
Minimum pension liability adjustment                      G      14.7      5.5       --
Income from affiliated operations                         H        --       --      3.0
Treasury stock                                            J        --    727.6    705.1
                                                              -------  -------  -------
Shareholders' funds in accordance with UK GAAP and P&O
  Princess' accounting policies                               7,544.0  7,436.7  6,665.8
                                                              =======  =======  =======

The differences in accounting treatment as a result of differences between Carnival's accounting policies under U.S. GAAP and P&O Princess' accounting policies under UK GAAP are noted below.

A. Cruise revenues and expenses

   Carnival's accounting policy under U.S. GAAP is to initially record deposits received on sales of guest cruises as customer deposits and recognise them, together with revenues from onboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. P&O Princess' accounting policy under UK GAAP is to recognise these items on a pro rata basis at the time of the voyage.

B. Dry-docking

   Carnival's accounting policy under U.S. GAAP is to capitalise dry-docking costs and amortise them to operating expense using the straight-line method generally over one year. P&O Princess' accounting policy under UK GAAP is the same as Carnival's, except that the capitalised costs are amortised to expense through the date of the next scheduled dry-dock, which typically is over two to three years.

C. Marketing and promotion costs

   Carnival's accounting policy under U.S. GAAP is to expense marketing and promotion costs as incurred except those costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Media production costs are also recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. P&O Princess' accounting policy under UK GAAP is to expense marketing and promotion costs over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

D. Unrealised gains and losses on marketable securities

   Under U.S. GAAP, unrealised gains and losses on marketable securities are included within shareholders' equity until realised. P&O Princess' accounting policy under UK GAAP is that marketable securities are carried at the lower of cost or net realisable value.

E. Derivative instruments and hedging activities

   Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. This statement became effective for Carnival on 1 December 2000. SFAS No. 133 requires that changes in the fair value of instruments that are designated as cash flow hedges be recognised as a component of shareholders' equity until the underlying hedged item is recognised in earnings. P&O Princess' accounting policy under UK GAAP is that gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

F. Dividends

   Under U.S. GAAP, dividends are accounted for in the period in which they are declared. Under UK GAAP, dividends are recognised in the period to which they relate, which may be earlier than the date of declaration.

G. Minimum pension liability adjustment

   Under U.S. GAAP, an additional defined benefit plan liability is recorded for the actuarially determined unfunded accumulated benefit obligation if it exceeds the fair value of plan assets. U.S. GAAP also requires that an intangible asset be recorded to effectively offset this liability, to the extent that the intangible asset is not in excess of the unrecognised prior service cost and unrecognised transition obligation. Any excess is recorded as a minimum pension liability adjustment within shareholders' equity. Under UK GAAP, no such additional adjustment is required.

H. Income from affiliated operations

   Carnival's share of the net income of its affiliated operations have been adjusted from U.S. GAAP to UK GAAP on the basis of the adjustments described herein.

   In addition, Carnival recorded its share of the net income of its foreign affiliates on a two-month lag basis. Under U.S. GAAP, when Carnival adjusted for the two-month lag of these affiliates, these affiliates' net losses for the two-month lag period were charged directly to retained earnings. Under UK GAAP, when a change is made to conform year ends, the net income or loss for the lag period is recorded within the profit and loss accounts.

I. Adjustment to gain on sale of affiliated operation

   Carnival's investment balance differs under U.S. GAAP and UK GAAP as described herein. Carnival's gain on sale of its investment in Airtours under U.S. GAAP is adjusted under UK GAAP to reflect Carnival's UK GAAP investment balance as of the sale date. Under U.S. GAAP, the $59 million cumulative foreign currency translation loss relating to Carnival's investment in Airtours was considered in determining the gain on sale of its investment. Under UK GAAP, this cumulative translation loss is not taken into consideration in determining the gain.

J. Treasury stock

   Under U.S. GAAP, shares of Carnival's common stock, which have been purchased by Carnival ("treasury stock") are treated as a reduction to shareholders' equity. Under UK GAAP, treasury stock has been classified as a long-term asset.

Report on unaudited reconciliations to UK GAAP from PricewaterhouseCoopers LLP

The following is the text of a report on the unaudited reconciliations to UK GAAP for Carnival from PricewaterhouseCoopers LLP.

[LOGO] PRICEWATERHOUSECOOPERS

--------------------------------------------------------------------------------

                      PricewaterhouseCoopers LLP
                      First Union Financial Center, Suite 190
                      200 S. Biscayne Blvd.
                      Miami FL 33131

Carnival Corporation
Carnival Place
3655 N. W. 87/th/ Avenue
Miami
Florida, USA 33178-2482

The Directors
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP

Salomon Brothers International Limited
(trading as Schroder Salomon Smith Barney)
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

17 March 2003

Dear Sirs

Carnival Corporation ("Carnival")

We report on the unaudited restatements, under United Kingdom Generally Accepted Accounting Principles ("UK GAAP") as applied in the financial statements of P&O Princess Cruises plc ("P&O Princess") ("the UK GAAP restatements"), of the consolidated statements of profit attributable to shareholders of Carnival for each of the three years ended 30 November 2002 and of Carnival's consolidated shareholders' equity as at 30 November 2000, 2001 and 2002, prepared under United States of America Generally Accepted Accounting Principles ("U.S. GAAP") as applied in the financial statements of Carnival. The UK GAAP restatements are set out in Part B of Section 2 of the circular dated 17 March 2003 issued by P&O Princess (the "Circular").

Responsibility

Carnival is responsible for the preparation of the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules of the United Kingdom Listing Authority ("the Listing Rules"). The directors of P&O Princess are responsible for the Circular in which the UK GAAP restatements and this report are included. The directors of Carnival are responsible for information which relates to Carnival included in the Circular. It is our responsibility to form an opinion, as required by the Listing Rules, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments to the historical consolidated financial statements of Carnival. The historical consolidated financial statements of Carnival for each of the three years ended 30 November 2002 were the responsibility of Carnival and were prepared under U.S. GAAP. These financial statements were audited by us and we gave unqualified reports thereon.

We do not accept any responsibility for any report previously given by us on the consolidated financial statements of Carnival for each of the three years ended 30 November 2002 used in the compilation of the UK GAAP restatements beyond that owed by us to those to whom the report was addressed by us at the date of its issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Carnival to establish the accounting policies which were applied in the preparation of the historical underlying financial information. Consequently our work was substantially less in scope than an audit in accordance with any generally accepted auditing standards.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

We have considered the evidence supporting the UK GAAP restatements and discussed the UK GAAP restatements with Carnival and with the directors of P&O Princess.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated profit attributable to shareholders of Carnival for each of the three years ended 30 November 2002 and of Carnival's consolidated shareholders' equity as at 30 November 2000, 2001, and 2002, on the basis consistent in all material respects with UK GAAP and the accounting policies of P&O Princess, and the UK GAAP restatements have been properly compiled on the basis stated.

Yours faithfully

PricewaterhouseCoopers LLP
Miami, Florida

                                   SECTION 3

                          INFORMATION ON P&O PRINCESS

Part A.    Description of P&O Princess' business

P&O Princess is an international cruise vacation company, with operations in North America, the United Kingdom, Germany and Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Mediterranean, the Panama Canal and other locations (principally South America, the South Pacific, the Orient and India).

Historical background

P&O Princess was formed by the demerger of the cruise business of The Peninsular and Oriental Steam Navigation Company in October 2000. P&O Princess' cruise business has had over 150 years of maritime history. From established positions in the United Kingdom and Australian cruise industries, P&O Princess improved its position in the North American cruise industry in the 1970s and 1980s through the acquisitions of Princess Cruises and Sitmar Cruises. Over the last decade, P&O Princess has grown mainly through new shipbuildings.

In the United Kingdom, P&O Princess has a long history of passenger cruising which began in the 1840s and has included such well-known vessels as the Canberra. P&O Princess has capitalised on the strength of the P&O Cruises brand with the successful introduction of four ships over the last seven years, two of which have been built specifically for the British market. In 2002 P&O Princess announced the launch of a new United Kingdom cruise brand, Ocean Village, which is scheduled to commence operations in May 2003.

In 1999, P&O Princess entered the German cruise industry with the acquisition of a majority stake in AIDA Cruises, which in its first seven years of operation has, according to commissioned third-party research, become one of the best known cruise products in Germany. In 2000, P&O Princess acquired the remainder of AIDA Cruises and in 2002 commenced the operation of a new brand, A'ROSA, in Germany.

In October 2002, P&O Princess acquired two of the former Renaissance Cruises vessels under a lease purchase structure.

The P&O Princess fleet

As at 31 January 2003, P&O Princess had a fleet of 20 ocean cruise ships and two river vessels with an aggregate capacity of 33,100 lower berths. As at that date, P&O Princess also had an additional five ocean cruise ships and two river vessels on order with an aggregate capacity of 12,080 lower berths scheduled for delivery during the next two years. P&O Princess has also announced the withdrawal of the chartered Minerva from its fleet in April 2003 and its replacement at that date by the former Renaissance Cruises vessel, R8, which has been renamed Minerva II, also under a charter arrangement.

Brands and products

P&O Princess has some of the most widely recognised brands in the cruise industry. An overview of each brand is provided below.

Princess Cruises

Fleet deployment and market position

P&O Princess currently has a fleet of 11 cruise ships under the Princess Cruises brand in North America. In 2002, Princess Cruises carried approximately 850,000 passengers. Princess Cruises' passengers come mainly from North America, but are also sourced from elsewhere, including the United Kingdom. In January 2002, Princess took delivery of Star Princess which commenced passenger carryings in February 2002. In October 2002, P&O Princess took delivery of the former Renaissance Cruises vessels, R3 and R4, which were acquired in August 2002 under a lease purchase structure and renamed Pacific Princess and Tahitian Princess respectively. Pacific Princess entered passenger service in November 2002 and is the first P&O Princess ship to operate a split deployment between brands. In the period to April 2003 she will offer cruises to Australians under the P&O Cruises brand and from May to November 2003, will be marketed mainly to North Americans under the Princess Cruises brand. Tahitian Princess commenced passenger carryings under the Princess brand in December 2002. Coral Princess entered passenger service in January 2003 and Island Princess, after a slight delay in construction, is expected to enter passenger service in July 2003.

Ocean Princess left the Princess fleet in October 2002 and was transferred to P&O Cruises in the UK (and renamed Oceana) and the 1971-built Pacific Princess left the P&O Princess fleet in November 2002. Sea Princess is scheduled to be transferred to the P&O Cruises fleet in the UK in the second quarter of 2003, where she will be renamed Adonia.

The planned Winter 2002/2003 and Summer 2003 deployment for vessels in the Princess fleet is shown in the table below.

                                     Capacity
                            Year of   (lower     Winter         Summer
           Vessel           delivery berths)    2002/2003        2003
     Royal Princess           1984    1,200   Exotics/(1)/  Europe
     Regal Princess           1991    1,590   Exotics/(1)/  Europe
     Sun Princess             1995    2,020   Panama Canal, Alaska
                                              Mexico/Hawaii
     Dawn Princess            1997    2,000   Caribbean     Alaska
     Grand Princess           1998    2,590   Caribbean     Caribbean/(6)/
     Sea Princess/(2)/        1998    2,010   Caribbean     n/a
     Pacific Princess/(3)/    1999      670   n/a           Alaska
     Tahitian Princess/(4)/   1999      670   Exotics/(1)/  Exotics/(1)/
     Golden Princess          2001    2,600   Caribbean     Europe
     Star Princess            2002    2,600   Mexico        Alaska
     Coral Princess           2002    1,970   Panama Canal  Alaska
     Island Princess/(5)/     2003    1,970   n/a           Alaska

--------
(1)Principally Tahiti, South America, the South Pacific, the Orient and India.
(2)Due to be transferred to P&O Cruises in the UK in the second quarter of 2003 and renamed Adonia.
(3)Former Renaissance Cruises' vessel R3, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in Australia in November 2002, and will be deployed under the Princess Cruises brand from May 2003 to November 2003.
(4)Former Renaissance Cruises' vessel R4, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in December 2002.
(5)Due to enter passenger service in July 2003.
(6)Vessel redeployment from Europe to the Caribbean announced in February 2003.

Princess Cruises is the third largest cruise vacation brand in North America measured in terms of berths and is a leading provider of cruises to Alaska, Europe, the Panama Canal and other exotic locations (principally South America, the South Pacific, the Orient and India). Princess Cruises refers to these as the destination trades. Operating cruises to these destinations and providing suitable tour and shore excursion programmes requires a complex supply and logistics organisation, and Princess Cruises has extensive experience in providing this type of cruising. Princess Cruises is also a leading provider of cruises to the Caribbean.

Princess Cruises also operates a private destination port of call known as "Princess Cays" on the Bahamian Island of Eleuthera which features retail outlets, watersports, beach and sports facilities, restaurants, bars and other amenities.

Brand and product positioning

The quality of the Princess Cruises fleet has allowed Princess Cruises to retain a leading position in the destination trades of Alaska, Europe, the Panama Canal, and other exotic locations, (principally South America, the South Pacific, the Orient and India) as well as to expand in the Caribbean trade.

In 1995 Princess Cruises introduced Sun Princess, the first of a class of vessel characterised by a high proportion of balcony cabins and a wide choice of dining, entertainment and other activities.

Between 1997 and 2000, Princess Cruises introduced three sister ships to Sun Princess, namely, Dawn Princess, Sea Princess and Ocean Princess. The Sun Princess class was followed in 1998 by the Grand Princess design that further developed and pioneered the concept of providing choice and a personalised experience for cruise passengers. Golden Princess, the first of the sister ships to Grand Princess, commenced operation in May 2001, and Star Princess, the second sister ship to Grand Princess commenced passenger operation in February 2002, as the first mega ship to be dedicated to the West Coast of North America.

Coral Princess, a new class of maxi-ship able to transit the Panama Canal entered passenger service in January 2003 and her sister ship, Island Princess, is scheduled to enter passenger service in July 2003. Approximately 75 per cent. of cabins on these ships have balconies.

P&O Princess Cruises has two new mega-ships under construction at Mitsubishi Heavy Industries' Nagasaki shipyard, which are scheduled to join the Princess Cruises brand as Diamond Princess and Sapphire Princess. On each of these ships, over 70 per cent. of the cabins will be outside cabins and more than 75 per cent. of these will have private balconies. In October 2002, a major fire broke out on board one of the ships whilst under construction in the shipyard. The two ships from the yard will now be delivered in February and May 2004. The first will have its inaugural season in Mexico and the second ship will be based in Seattle for roundtrip Alaska cruises. The 3,100 lower berth Caribbean Princess is also expected to join the fleet in the second quarter of 2004.

In addition, two of the former Renaissance Cruises vessels, R3 and R4, joined the fleet as Pacific Princess and Tahitian Princess, respectively, in October 2002. These ships have similar features to the other vessels in the Princess fleet with over two thirds of the cabins on each ship having balconies, and with the ships incorporating a wide variety of dining alternatives. The Princess fleet includes a choice of small, medium-sized and large vessels appealing to a wide range of passenger tastes.

The changes described above will improve the overall quality of the Princess fleet and will give its customers a broader choice of amenity filled ships. The proportion of balconied cabins across the Princess fleet should increase from 39 per cent. at 31 December 2001 to 52 per cent. at 31 December 2003. The weighted average berth age of the fleet should fall from 6.4 years to 5.4 years over the same period. P&O Princess believes that these changes will also improve the cost structure of its fleet.

Princess Cruises has continued to innovate and improve its product. Princess has introduced a number of ways to give its passengers more opportunities to customise their holiday experience. The introduction of "Personal Choice" cruising has been very well received by passengers and continues to differentiate its product. A key part of this has been Personal Choice Dining, which Princess has rolled out across much of its fleet. This is a flexible dining programme, which gives passengers freedom to choose between a restaurant style dining option and the more traditional cruise experience of dining at an assigned time, in an assigned restaurant with the same dining partners and waiting staff throughout the cruise. The Princess Cruises website (www.princess.com) includes a cruise personaliser enabling passengers to pre-book their shore excursions and customise other aspects of their cruise.

Princess Cruises has a customer awareness programme called CRUISE ("Courtesy, Respect, Unfailing in Service Excellence") which is designed to educate and motivate staff to provide the highest levels of customer service.

The cruise-tour experience

Princess Cruises provides combined cruise and land based tours in Alaska. Princess Cruises also offers cruise tours in a variety of other locations worldwide, including the Orient, Africa, South America, Australia and Europe.

Princess Cruises is a leading Alaska cruise and cruise-tour operator offering cruise itineraries that extend far north into the Gulf of Alaska beyond Glacier Bay to locations such as College Fjord and Seward. From Seward, customers can choose from a large selection of land-based tours, including excursions into the Denali National Park and tours of the interior of Alaska. Princess Cruises also offers tours of the Canadian Rockies.

Princess Cruises operates five lodges located throughout Alaska with a total of approximately 1,100 rooms. All of these properties are situated beside rivers and are properties that have been built to provide Princess Cruises' cruise tour passengers with a comfortable "wilderness lodge" experience. The most recently built lodge, the Copper River Wilderness Lodge in the Wrangell-St. Elias region of Alaska, opened in May 2002.

Customers generally travel to these lodges by Princess Cruises' Midnight Sun Express ULTRA DOME rail cars which offer excellent all-around views of the terrain and mountains and a fine dining experience. Princess Cruises currently operates ten ULTRA DOME rail cars. Princess Cruises also employs a fleet of over 220 tour buses, which it uses to provide tours and transportation. Princess Cruises offers a variety of further recreation options to its customers that include hiking, horseback riding, river rafting, sightseeing and visits to local places of interest.

P&O Cruises

Fleet deployment and market position

P&O Princess currently operates a fleet of four cruise ships serving UK cruise passengers under the P&O Cruises brand. In 2002, P&O Cruises carried approximately 154,000 passengers, sourced almost exclusively from the United Kingdom. In the United Kingdom, P&O Cruises is the largest cruise operator by number of berths. In November 2002, Oceana (formerly Ocean Princess) joined the fleet from Princess Cruises, replacing Victoria which left the fleet in the same month. Adonia (currently Sea Princess) is scheduled to join the P&O Cruises fleet in May 2003. She will replace Arcadia which is scheduled to leave the P&O Cruises fleet in March 2003 to join the new UK brand Ocean Village. The planned Winter 2002/2003 and Summer 2003 deployment for the vessels in the P&O Cruises fleet is shown in the table below.

                      Year of     Capacity         Winter       Summer
           Vessel     delivery (lower berths)     2002/2003      2003
         Arcadia/(1)/   1989       1,450      Caribbean/Exotics n/a
         Oriana         1995       1,830      Around the World  Europe
         Aurora         2000       1,870      Around the World  Europe
         Oceana         2000       2,020      Caribbean         Europe
         Adonia/(2)/    1998       2,010      n/a               Europe

--------
(1)In March 2003 Arcadia is scheduled to leave the fleet in preparation for its transfer to the new Ocean Village brand.
(2)Adonia is scheduled to enter the UK fleet from the Princess Cruises fleet in May 2003.

P&O Cruises also acts as a general sales agent for Princess Cruises in the UK.

Brand and product positioning

P&O Cruises introduced Oriana in 1995 and Aurora in 2000, making it one of the only cruise operators to have recently designed and built new vessels exclusively for UK cruise passengers. In November 2002, Oceana (formerly Ocean Princess) entered the P&O Cruises fleet, having been refitted and tailored to meet the tastes and preferences of UK passengers. She will be followed in May 2003 by Adonia, which is currently sailing in the Princess fleet as Sea Princess. These new and transferred vessels have a wider choice of dining and entertainment options and a higher proportion of cabins with balconies than other ships specifically directed at UK cruise passengers. They have enabled P&O Cruises to continue to develop a modern style of cruising for UK cruise passengers, with a welcoming atmosphere and an emphasis on the attributes of "Britishness", "professionalism" and "style". Market studies indicate that these elements have appealed strongly to the British market and have further developed P&O Cruises' reputation for quality and reliability. P&O Princess believes that the more modern positioning has enabled P&O Cruises to increase its appeal to younger and family passengers as well as to older and more traditional British customers. Each of the ships in the fleet has its own distinctive product positioning including one ship (currently Arcadia and from second quarter 2003, Adonia) entirely dedicated to adults. The fleet changes described above will further improve the quality of the P&O Cruises' fleet. For instance, between 31 December 2001, and 31 December 2003 the weighted average berth age of its fleet should decrease from 10.1 years to 5.3 years and the proportion of cabins with balconies in the fleet should increase from 19 per cent. to 35 per cent.

During 2001, P&O Cruises introduced bistro-style dining options onto all its UK ships, giving its passengers increased flexibility and choice. P&O Princess in the UK also successfully introduced the CRUISE customer service programme on its ships and ashore. The Mayflower Cruise Terminal in Southampton, P&O Cruises' home port, is currently being redeveloped to cater for the planned expansion in the business.

Swan Hellenic

Swan Hellenic is a specialist provider of "discovery cruises" operating the cruise vessel Minerva with itineraries throughout Europe, India and the Orient. In 2002, Minerva carried approximately 7,500 passengers. This product is intended to appeal to passengers seeking to discover more about the destinations they are visiting. During these cruises, experts give talks and demonstrations to enhance the discovery experience.

In March 2002, P&O Princess announced that Swan Hellenic had chartered the former Renaissance Cruises vessel R8, which has been re-named Minerva II, to replace the existing ship, Minerva. Minerva II, which was built in 2001, has 676 lower berths and is expected to start operations under the Swan Hellenic brand in April 2003, when the current charter for Minerva ends. Over two thirds of Minerva II's cabins have balconies, compared with only 7 per cent. on the current ship. With its faster service speed, the new ship will also be able to offer a wider range of destinations and itineraries.

Ocean Village

P&O Princess believes there is strong potential for growth in cruising within the UK, and announced in April 2002 the creation of a new brand, Ocean Village, which will target a young and active customer base, with the aim of further expanding the appeal of cruising within the UK.

Initially, Ocean Village will have one ship, providing a dedicated fly-cruise product for the UK from May 2003. The ship, currently called Arcadia and part of the P&O Cruises UK fleet, will undergo a refit to provide 1,610 lower berths (increased from the existing 1,450 lower berths), eight bars, an internet cafe and a bistro endorsed by the TV chef, James Martin. She will provide a cruise experience designed for British passengers, with a relaxed contemporary atmosphere and an emphasis on informality, health and well-being. The 2003 summer season itineraries will offer one and two-week Mediterranean cruises, together with cruise and stay holidays, based on two alternating seven night itineraries sailing from Palma, Majorca. In Winter 2003/2004 the ship will offer one and two-week Caribbean cruises, together with cruise and stay holidays, based on two alternating seven-night itineraries sailing from Barbados.

AIDA

Fleet deployment and market position

P&O Princess currently operates two ships under the AIDA brand. In 2002, AIDA carried approximately 76,000 passengers sourced from German-speaking countries, the majority of whom came from Germany. AIDA provides European summer and Caribbean and Canary Island Winter cruises. In May 2002 the 1,270 lower berth newbuild AIDAvita was added to the fleet and her sister ship, AIDAaura, is scheduled for delivery in April 2003.

Brand and product positioning

AIDA is designed for, and caters exclusively to, German-speaking passengers. AIDA's marketing is targeted at 20-50 year old package vacation customers who would otherwise typically take a land-based vacation. AIDA refers to AIDA's style and concept of cruising as "club cruising". Club cruising is a more casual but sophisticated cruise experience with an emphasis on lifestyle, informality, friendliness and activity. Spa areas and high quality, but informal, dining options characterise the experience on board the vessels.

A'ROSA

In July 2001, P&O Princess launched A'ROSA, a new consumer cruise brand in Germany with a destination-focused product in a German-speaking environment. A'ROSA BLU, previously the Crown Princess, was refitted to meet German tastes and the requirements of the A'ROSA brand and commenced operational service in June 2002. A'ROSA BLU was deployed in the Baltic and the Mediterranean in Summer 2002 and is scheduled to be deployed to the Caribbean and Canary Islands in Winter 2002/2003. In 2002, A'ROSA BLU carried approximately 28,000 passengers. Regal Princess is currently expected to be transferred from the Princess fleet in North America to the A'ROSA fleet in the second quarter of 2004.

In addition, P&O Princess operates A'ROSA Bella and A'ROSA Donna, two river cruise vessels of 200 berths each, built in 2002. As at 31 January 2003, P&O Princess had two further river vessels on order, A'ROSA Mia, which was delivered in February 2003 and is expected to enter operational service in April 2003, and an as yet unnamed vessel due in Spring 2004.

P&O Cruises (Australia)

Fleet deployment and market position

P&O Princess operates the cruise ship Pacific Sky serving Australian cruise passengers under the P&O Cruises (Australia) brand and provides Sydney round-trip itineraries to Vanuatu, New Caledonia and Fiji lasting nine days or more. In 2002, Pacific Sky carried approximately 58,000 passengers. P&O Cruises (Australia) is one of the leading Australian cruise operators and has the largest share of the Sydney round-trip trade, which is the most popular type of cruise among Australians. The Pacific Sky is the most modern ship deployed full time in Australia. In 2002 Pacific Sky also offered a number of round-trip cruises from Auckland for New Zealand passengers for the first time and the success of this has ensured a planned repeat deployment in 2003.

In October 2002, P&O Princess took delivery of the former Renaissance Cruises vessel R3 and renamed her Pacific Princess. Pacific Princess entered passenger service in November 2002 and is the first P&O Princess ship to operate a split deployment. In 2002, Pacific Princess carried approximately 3,000 passengers. In the period to April 2003 she will be homeported in Sydney and will offer cruises to Australians sailing to French New Caledonia and elsewhere in the South Pacific. From May to November 2003, the vessel will be marketed mainly to North Americans under the Princess Cruises brand.

With the addition of the Pacific Princess to Pacific Sky, P&O Cruises in Australia will increase its capacity by approximately 30 per cent. and will provide products designed to appeal to a wide range of Australian consumer tastes.

Brand and product positioning

P&O Cruises (Australia) provides a contemporary experience on Pacific Sky. The product on this ship is designed to appeal to Australians and to have a fun and youthful image and passengers' experience on board the vessel is intended to be casual and relaxed. P&O Cruises prices the product at a level which is intended to be affordable, accessible and good value for money. P&O Cruises (Australia) offers a premium product on Pacific Princess, designed to appeal to a more experienced cruise passenger.

P&O Travel

In addition, P&O Princess also owns P&O Travel, a business-to-business travel agency, which is also responsible for the purchasing of part of P&O Princess' air travel requirements.

P&O Princess fleet

At 31 January 2003, P&O Princess' fleet consisted of 20 ocean cruise ships and two river vessels with an aggregate capacity of 33,100 lower berths. At that date P&O Princess' ocean cruise fleet had an average vessel age (weighted by berths) of 6.1 years, an average vessel size of approximately 1,635 lower berths and 38 per cent. of its cabins have private balconies.

The majority of the P&O Princess fleet flies the British flag, known as the Red Ensign, and is registered in the UK or Bermuda. P&O Princess believes that ships flying the Red Ensign are expected to meet high standards for ship operation and crew training.

The following table includes summary information concerning the ships in the fleet as at 31 January 2003 and their registry, year of delivery, gross tonnage and capacity:

                                         Year of   Gross     Capacity
        Vessels                Registry  delivery Tonnage (lower berths)
        North America
        Royal Princess         UK          1984    45,000      1,200
        Regal Princess/(1)/    UK          1991    70,000      1,590
        Sun Princess           UK          1995    77,000      2,020
        Dawn Princess          UK          1997    77,000      2,000
        Grand Princess         Bermuda     1998   109,000      2,590
        Sea Princess/(2)/      UK          1998    77,000      2,010
        Pacific Princess/(3)/  Gibraltar   1999    30,000        670
        Tahitian Princess/(4)/ Gibraltar   1999    30,000        670
        Golden Princess        Bermuda     2001   109,000      2,600
        Star Princess          Bermuda     2002   109,000      2,600
        Coral Princess         Bermuda     2002    92,000      1,970
        United Kingdom
        Arcadia/(5)/           UK          1989    64,000      1,450
        Oriana                 UK          1995    69,000      1,830
        Minerva/(6)/           Bahamas     1996    13,000        360
        Aurora                 UK          2000    76,000      1,870
        Oceana                 UK          2000    77,000      2,020
        Germany
        AIDAcara               UK          1996    39,000      1,190
        AIDAvita               UK          2002    42,000      1,270
        A'ROSA BLU             UK          1990    70,000      1,590
        Germany (river boats)
        A'ROSA Donna           Germany     2002     3,500        200
        A'ROSA Bella           Germany     2002     3,500        200
        Australia
        Pacific Sky            UK          1984    46,000      1,200
                                                              ------
        Total                                                 33,100

--------
(1)Currently expected to be transferred to A'ROSA in the second quarter of 2004.
(2)To be transferred to P&O Cruises in the UK in the second quarter of 2003 and renamed Adonia.
(3)Former Renaissance Cruises' vessel R3, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in November 2002 and operates on a split deployment between Princess Cruises and P&O Cruises (Australia).
(4)Former Renaissance Cruises' vessel R4, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in December 2002.
(5)In March 2003, Arcadia is scheduled to leave the P&O Cruises UK fleet. Following a refit which will result in the creation of an additional 160 lower berths, she will commence sailings under the Ocean Village brand in May 2003.
(6)Chartered. To be withdrawn from the fleet in April 2003 and replaced by the charter of Minerva II.

Vessel safety and reliability

P&O Princess has introduced a number of features and measures on its ships operating out of North America and the UK to enhance the safety and protect the value of these vessels which surpass the operating and safety systems required by international laws and regulations. See "Regulation of the Cruise Industry" below. Such features include equipping ships with voyage event recorders and comprehensive back-up systems, the presence of which helps to reduce the likelihood of breakdowns or other interruptions. P&O Princess believes these features and measures have resulted in low unscheduled out-of-service periods for its fleet and P&O Princess has also received a number of awards for its environmental and safety policies.

Cruise ship construction

As at 31 January 2003, P&O Princess had five cruise ships on order, information on which is provided below:

                             Capacity
         Vessel           (lower berths)     Yard     Estimated delivery date
   AIDAaura                   1,270      Aker Werft     Second quarter 2003
   Island Princess            1,970      Chantiers de   Second quarter 2003
                                         l'Atlantique
   Diamond Princess/(1)/      2,670      Mitsubishi     First quarter 2004
   Sapphire Princess/(2)/     2,670      Mitsubishi     Second quarter 2004
   Caribbean Princess         3,100      Fincantieri    Second quarter 2004

--------
(1)Formerly due to be named Sapphire Princess
(2)Formerly due to be named Diamond Princess

No assurance can be made that the vessels under construction will be introduced into service by the estimated delivery date.

With respect to its German operations, as of 31 January 2003 P&O Princess had two further river cruise vessels of 200 berths each on order, the first of which was delivered in February 2003 and the second is expected to be delivered in Spring 2004.

The ship that was previously due to be named Diamond Princess (and which will now be named Sapphire Princess), currently under construction in Mitsubishi Heavy Industries' Nagasaki shipyard, suffered a major fire in early October 2002 following which a revised delivery schedule for both ships under construction at the yard was announced. The estimated delivery date of the second ship (which was previously due to be named Sapphire Princess) was brought forward from May 2004 to February 2004 and it was announced that this ship would be named Diamond Princess. It was announced that the ship that suffered the fire would be delivered in May 2004 and would now be named Sapphire Princess.

P&O Princess believes that its new vessels on order will further enhance its reputation for innovation and choice. These ships will incorporate systems to improve further the safety and reliability of vessels in the fleet and their design will incorporate leading environmental protection technology. As was the case with the Coral Princess, the three vessels currently on order from Mitsubishi and Chantiers de l'Atlantique will incorporate major parts of their propulsion systems, normally located in the vessel's engine rooms, in their funnels. This will reduce the size of the engine rooms and associated exhaust and other systems and release additional space for cabins and public area amenities.

P&O Princess has diversified its sourcing for new vessels, having ships constructed by five major shipyards throughout the world in the last few years, and is the first major cruise line to place an order in Asia with Mitsubishi Heavy Industries. P&O Princess believes that this will give it flexibility of supply in the future.

Cruise pricing and revenues

P&O Princess derives its revenues from a number of sources. The principal sources of revenue are sales of P&O Princess' cruises often including air transportation to and from the cruise departure ports, tours and other related activities. Included within the price of a cruise is a wide variety of activities and amenities, including meals and entertainment, together with access to a variety of facilities such as swimming pools, theatres and nightclubs, cinemas, casinos, discos and health clubs. Cruise prices vary depending on the destination, cruise length, cabin category and the time of year the vacation takes place. P&O Princess also generally offers discounts as part of early booking programmes and other promotional activities. The prices of P&O Princess cruise-tours include the cruise, scheduled land tours, lodge accommodation and access to the lodge facilities and attractions. Prices of the lodge accommodation and land tours vary depending on the type and length of land tour and the time of year the vacation takes place. For Swan Hellenic, the cruise price also includes gratuities and a full programme of excursions.

P&O Princess arranges air transportation as a service for customers who elect to use P&O Princess' air reservation services generally as part of a fly-cruise package. Air transportation prices can vary by gateway and destination.

P&O Princess engages in yield management techniques across its cruise business to assist in pricing, inventory control and air routing. These techniques help P&O Princess to maximise revenues and vessel and lodge occupancy by projecting demand and allow it to focus its direct marketing and promotional efforts. P&O Princess has developed and invested in sophisticated pricing and revenue management systems which P&O Princess believes enables it to react quickly to changes in market conditions.

In addition to the prices of cruises, tours and air transportation, P&O Princess earns revenues from gaming in shipboard casinos, the sale of alcoholic and other beverages, the sale of gift shop items, photography products and services, spa products and services and shore excursions. While P&O Princess operates and manages most on-board activities itself, some are managed by independent concessionaires from whom P&O Princess collects a portion of their income or a fee.

Shore excursions are provided at vessels' ports of call and include activities such as general sightseeing, walking and trekking, water activities and sports, visits to local attractions, and local boat and beach parties. Shore excursions and tour components of cruise tours are operated either by P&O Princess or by independent tour operators.

Sales relationships and marketing activities

P&O Princess is a customer service driven company and continues to invest in its service organisation to assist travel agents and customers. P&O Princess believes that its support systems and infrastructure are among the strongest in the cruise industry.

P&O Princess sells its cruises and tours mainly through travel agents. These relationships are not exclusive and most travel agents also sell cruises and other vacations provided by P&O Princess' competitors. P&O Princess' policy towards travel agents is to train and motivate them to support its products with competitive sales and pricing policies and joint marketing programmes. P&O Princess also uses a wide variety of marketing techniques, including websites, seminars and videos, to familiarise the agents with its cruise brands and products. In each of its principal markets, P&O Princess has familiarised the travel agency community with its cruise brands and products.

Travel agents generally receive standard commissions of 10 per cent, plus the potential of additional commissions based on sales volume. Due to the complex nature of a cruise booking, commission rates earned by travel agents on cruise vacations are usually higher than commission rates on sales of airline tickets and hotel rooms.

P&O Princess' investment in customer service has been focused on the development of systems and employees. P&O Princess has improved its systems within the reservations, quality assurance, and customer relationship management functions, emphasising the continued support of the travel agency community while simultaneously developing greater contact and interactivity with its customer base. P&O Princess has individual web sites for each of its brands which provide access to information about its products to internet users throughout the world. The Princess Cruises site provides a booking engine for travel agents and access to booking information for passengers with existing bookings, ship and wedding "web cams," and a shore excursion reservations system that enables passengers to pre-reserve in advance of travel. P&O Princess also supports booking capabilities through all major airline computer reservation systems (CRS) including SABRE, Galileo, Amadeus and Worldspan.

P&O Princess has also invested in its customer databases. The Princess Cruises passenger database contains information on over 7 million households. Over 2 million of these households contain people who have cruised with Princess Cruises. In the UK, the P&O Cruises passenger database contains information on over 0.6 million households.

P&O Princess has focused on staff training and development. The CRUISE programme in North America is a customer awareness programme designed to educate and motivate shipboard and shoreside staff to provide the highest levels of customer service. The programme has been popular with employees, and P&O Princess believes this has contributed to the increased satisfaction levels of Princess Cruises customers over the last two years. In 2000, the CRUISE programme was extended to cover shore excursion staff in the Caribbean, Mexico and Alaska. In 2001, an equivalent CRUISE programme, was successfully introduced in the UK both on board ships and shoreside.

Comprehensive marketing campaigns are also pursued by P&O Princess to market its brands to customers. The principal media used are magazine and newspaper advertisements and promotional campaigns. P&O Cruises uses television advertising to a significant extent.

Suppliers

Excluding the purchase of cruise ships, P&O Princess' largest expenditures are for airfare, travel agency commissions, advertising, food, beverage and hotel supplies, port charges, repairs and maintenance and fuel. P&O Princess also bears the costs of purchasing and developing hotel sites and related infrastructure investment in Alaska. The supplies that are required for the operation of its business are generally available at competitive prices from a number of sources. Excluding contracts for the purchase of cruise ships, P&O Princess is not aware of any contract with suppliers upon which it is dependent or which is material to its business and profitability.

Employees

In 2002 P&O Princess employed an average of 3,654 staff in its corporate offices, hotels, travel offices and other shoreside facilities and an average of 16,298 officers, crew and staff on its vessels. A significant proportion of employees that work on P&O Princess' ships are unionised or are party to similar collective agreements. P&O Princess believes that its employee and union relations are good.

P&O Princess sources the staff employed on vessels from around the world with the principal sources being the Philippines, India, the UK, Mexico, Italy and Eastern Europe. P&O Princess utilises a number of manning agents in these countries to secure the required staff.

Pensions

P&O Princess is a contributing employer to various pension schemes, including some multi-employer merchant navy industry schemes.

In the UK, P&O Princess operates its own defined benefit pension scheme, the assets of which are managed on behalf of the trustee by independent fund managers. This scheme is closed to new membership. As of 31 March 2001, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $60.9 million, representing 102 per cent. of the benefits accrued to members allowing for future increases in earnings. Approximately 70 per cent. of the scheme's assets are invested in bonds and 30 percent in equities.

The Merchant Navy Ratings Pension Fund ("MNRPF") is a defined benefit multi-employer scheme in which sea staff employed by companies within the P&O Princess group have participated. The scheme has a significant funding deficit and has been closed to further benefit accrual. Companies within the P&O Princess group, along with other employers, are making payments into the scheme under a non-binding Memorandum of Understanding to reduce the deficit. Payments by P&O Princess group companies to the scheme in 2002 totaled $2.0 million, which represented 7 per cent. of the total payments made by all employers. As of 31 March 2002, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $814m, representing 84 per cent. of the benefits accrued to members. Approximately 68 per cent. of the scheme's assets were invested in bonds, 25 per cent. in equities and 7 per cent. in property.

The Merchant Navy Officers Pension Fund ("MNOPF") is a defined benefit multi-employer scheme in which officers employed by companies within the P&O Princess Cruises group have participated and continue to participate. This scheme is closed to new membership. The share of contributions being made to the scheme by P&O Princess group companies (based on the year to 31 December
2002) was approximately 7 per cent. However, the extent of each participating employer's liability for any deficit in the scheme is uncertain. Accordingly, P&O Princess accounts for the scheme on a contributions paid basis, as if it were a defined contribution scheme. The scheme is divided into two sections - the New Section and the Old Section. As of 31 March 2000, the date of the most recent formal actuarial valuation, the New Section had assets with a market value of $2,680m, representing approximately 100 per cent. of the benefits accrued to members. At the date of valuation, approximately 77 per cent. of the New Section's assets were invested in equities, 14 per cent. in bonds and 9 per cent. in property and cash. As a result of this asset distribution, it is expected that the fall in equity markets since March 2000 will have resulted in the New Section now showing a significant funding deficit. The Old Section has been closed to benefit accrual since 1978. As of 31 March 2000, the date of the most recent formal actuarial valuation, it had assets with a market value of $2,233m representing approximately 111 per cent. of the benefits accrued to members. The assets of the Old Section are substantially invested in bonds. Contributions from P&O Princess group companies to the MNOPF during the year to 31 December 2002 were $1.2m.

P&O Princess also operates a number of smaller defined benefit schemes in the U.S. which are unfunded, other than assets in a Rabbi Trust held on the P&O Princess group's balance sheet, and makes contributions to various defined contribution schemes in various jurisdictions.

The actuarial valuations of the P&O Princess schemes and P&O Princess group's share of the MNRPF have been updated to 31 December 2002. Based on the assumptions used, which are best estimates chosen from a range of possible actuarial assumptions which may not necessarily be borne out in practice, the estimated net pension liability as at 31 December 2002 arising from these schemes was $41.3 million.

It is estimated that the funding position of the MNOPF has changed significantly since the valuation as at 31 March 2000 referred to above and that the New Section is now in deficit. The Annual Report of the MNOPF for the year ended 31 March 2002 showed that the market value of the assets of the New Section at that date was $2,404m, of which 66 percent was invested in equities, 22 per cent in bonds and 12 percent in property and cash. The deficit in the New Section at 31 December 2002 has been estimated, based on the estimated movement in assets since 31 March 2002 and in liabilities since 31 March 2000. As noted above, the extent of each employer's liability with respect to a deficit in the fund is uncertain. Based on the share of current contributions made to the scheme by P&O Princess, its share of the estimated deficit would be approximately $85 million, although the appropriate share of the deficit actually attributable to the P&O Princess group is believed to be lower than this.

Trademarks and other intellectual property

P&O Princess and its subsidiaries own and have registered several trademarks, including the names "Princess", "Swan Hellenic", "Ocean Village" and many of the names of its cruise ships, and P&O Princess owns and is in the process of securing registrations for a number of other trademarks including "AIDA", "Seetours" and "A'ROSA". The P&O Princess group has also registered the domain name "princess.com", "princesscruises.com" and owns and has applied to register several other domain names. P&O Princess Cruises International Limited and its affiliates have also been granted a licence by P&O to use the P&O name, the P&O flag and associated logos and other relevant trademarks and domain names in conjunction with cruising. This licence will continue after completion of the DLC transaction.

P&O Princess believes that its principal trademarks are widely recognised in their respective marketplaces.

Properties

P&O Princess owns or leases or has rights to use approximately 80 properties globally. Of these, the principal properties are the P&O Princess lodges and support facilities in Alaska and office facilities in Southampton and London, England and in several locations in the United States.

Princess Cruises operates five Alaskan lodges, two situated adjacent to the Denali National Park, one on the Kenai Peninsula, one in Fairbanks and one at Copper River in the Wrangell-St. Elias region of Alaska. P&O Princess owns each of these properties except for the land on which the Denali Princess Wilderness Lodge is located, for which it has a long-term ground lease that includes a right of first refusal on the freehold interest. Princess Cruises' Alaska hotels have a combined capacity of approximately 1,100 guest rooms and the lodges and surrounding land total approximately 220 acres.

Princess Cruises' principal U.S. offices are located in newly-constructed office premises in Southern California. The leases expire in 2013, with two five-year options to extend the term. Princess Cruises also leases office facilities in Seattle, Washington and Fort Lauderdale, Florida and additional offices and support facilities at several locations in Alaska. P&O Princess leases office facilities in Southampton and London the majority of which have remaining terms expiring between 2005 and 2016.

Insurance

General

There are a number of risks associated with owning and operating vessels in international trade. P&O Princess maintains appropriate types and levels of insurance coverage for its vessels. All insurance policies are subject to limitations, exclusions and deductible levels. Premiums charged by both marine and non-marine insurers will likely be impacted by the losses to the direct and reinsurance markets regardless of the loss experience of individual insureds. P&O Princess therefore expects higher premiums for upcoming insurance renewals, but anticipates continuing appropriate types of insurance.

Hull and machinery insurance

P&O Princess maintains marine hull and machinery insurance policies and associated marine insurance, including, in the case of total loss, coverage for increased value. Coverage is maintained with underwriters in various first class international insurance markets in the UK (Lloyd's and London Companies), Scandinavia, U.S., Japan, Germany and others.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of IACS. All of P&O Princess' vessels are currently certified as "in class" with an IACS member. These certifications have either been issued or endorsed within the last twelve months.

Protection and indemnity cover

Third-party liabilities in connection with P&O Princess' cruise activities are covered by entry in a P&I Club. P&I cover is available through mutual indemnity associations (clubs), the majority of which participate in the International Group of Protection and Indemnity Associations.

Each of P&O Princess' vessels are entered in the UK P&I Club, whose members have entered more than 15 per cent. of the world's commercially operated vessels (as measured by gross tonnage) or the Steamship Mutual P&I Club, both members of the International Group of Protection and Indemnity Associations. P&O Princess' vessel entries cover legal, statutory and pre-approved contract liabilities, including liability and other related expenses of injury or death of crew, passengers or other third parties, repatriation, wreck removal and pollution. P&O Princess' P&I cover for ocean vessels includes an extension of cover for liabilities to passengers who have not yet sailed, but are intended to sail on a cancelled or delayed voyage. The extension also broadens the scope of vessel incidents covered by the entries.

Other marine insurance

P&O Princess also maintains war risk insurance through the United Kingdom Mutual War Risks Association Ltd. War risk insurance includes coverage for the risk of confiscation, seizure, capture, vandalism, sabotage and other war related risks that are not covered under hull policies or rules of the protection and indemnity insurance organisations.

P&O Princess maintains loss-of-earnings insurance. In the event that one or more cruise vessels are unable to operate due to certain covered events, this insurance policy pays for actual loss up to $50 million for any one occurrence (reduced limits apply to the German cruise vessels). This cover is in place for all the vessels with the exception of the river boats.

P&O Princess maintains coverage for freight, defence and demurrage with the United Kingdom Freight Demurrage and Defence Association Limited or the Steamship Mutual Underwriting Association (Bermuda) Limited. In addition, P&O Princess has obtained delay in delivery cover and total loss and abandonment insurance for its next two new buildings.

The foregoing is a summary of the primary forms of insurance maintained by P&O Princess. P&O Princess expects to maintain appropriate forms and levels of insurance after completion of the DLC transaction and certain of P&O Princess' insurance coverage may be harmonised with Carnival's policies and practices. Accordingly, certain insurance coverage currently maintained by P&O Princess, in particular coverage for passengers not yet sailed, loss of earnings, delay in delivery and total loss and abandonment may be reduced or eliminated following completion of the DLC transaction.

Shoreside property

P&O Princess has conventional insurance coverage for shoreside property, hotels, shipboard consumables and inventory and general liability risks, maintained with insurance underwriters in the UK, Germany and the U.S. P&O Princess also maintains business interruption insurance for its shoreside businesses, as well as coverage for the extra expense of offices and hotels in the event of an interruption in business from a variety of perils.

The Athens Convention

Current conventions in force in the UK applying to passenger ships are the Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974), the 1976 Protocol to the Athens Convention and the Convention on Limitation of Liability for Maritime Claims (1976). In 1999, the UK increased the limit of liability under the Athens Convention for any carrier whose principal place of business is in the UK. The U.S. has not ratified any Athens Convention Protocol. However, vessels flying the flag of a country that has ratified it may contractually enforce the 1976 Athens Convention Protocol for cruises that do not call at a U.S. port.

The International Maritime Organisation Diplomatic Conference agreed a new protocol to the Athens Convention on 1 November 2002. The new protocol, which has not yet been ratified, substantially increases the level of liability limits and establishes compulsory insurance which must be maintained by passenger ship operators and provides a direct action provision, which will allow claimants access to insurers. Most of the countries in the European Union, where many of P&O Princess' vessels operate, supported the new protocol and are likely to ratify it in the future, however, the timing of such ratification, if obtained, is unknown. No assurance can be given that affordable and viable insurance and reinsurance arrangements will be available to provide the level of coverage required under the new protocol. P&O Princess also expects insurance costs to increase once the new protocol is ratified.

Taxation

This section sets out a brief description of the taxation of P&O Princess prior to the implementation of the DLC structure.

UK Taxation

P&O Princess is tax resident in the UK.

P&O Princess' ship owning and operating subsidiaries relating to the Princess Cruises brand are incorporated mainly in Bermuda and the UK. The UK ship owning/operating companies are subject to UK tax and entered into the UK tonnage tax regime (see below) effective 1 January 2002.

The non-UK Princess brand vessel owning and operating subsidiaries are in principle subject to the UK's controlled foreign company, or CFC, legislation which would ordinarily tax their profits in the UK. However, these companies currently benefit from an exemption, referred to as the Motive Test exemption, to the CFC rules. If dividends were paid from these companies to the UK, they would be subject to UK corporation tax in full.

UK tonnage taxation

The qualifying companies within the P&O Princess group entered the tonnage tax regime on 1 January 2002.

Companies to which the regime applies pay corporation tax on profit calculated by reference to the net tonnage of qualifying vessels. Corporation tax is not chargeable under normal UK tax rules on such companies' relevant shipping profits. An election for the tonnage tax regime to apply takes effect for ten years and can be renewed on a rolling basis. For a company to be eligible for the regime, it must be within the charge to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. There is also a seafarer training requirement to which the tonnage tax companies are subject.

On entry into the tonnage tax regime, all expenditures qualifying for tax depreciation not yet utilised for tax purposes relating to assets used for tonnage tax activities are transferred to a new "tonnage tax pool" and no further tax depreciation is allowable in respect of the tonnage tax pool for as long as the tonnage tax regime applies. Within the regime, proceeds of future disposals of ships owned at the time of entry into the regime, and which have previously been subject to UK corporation tax, are deducted from this new pool and any excess proceeds are taxable under normal UK corporation tax subject to taper relief over seven years or rollover relief against new expenditure on qualifying ships.

Entry into the regime eliminates the need to provide for deferred tax on accelerated capital allowances used under normal UK corporation tax rules to offset profits that would otherwise be taxable.

Relevant shipping profits which are excluded from normal corporation tax include income which is defined as relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and broadly from shipping related activities. It also includes dividends from foreign companies which are subject to a tax on profits in their country of residence or elsewhere and the activities of which broadly would qualify in full for the UK tonnage tax regime if they were UK resident. In addition, more than 50 per cent. of the voting power in the foreign company must be held by one or more companies resident in an EU member state.

P&O Princess' UK non-shipping activities that do not qualify under the UK tonnage tax regime, which are not forecast to be significant, remain subject to normal corporation tax.

German and Australian taxation

The German brands and the Australian brands are operated by the UK operating subsidiary of P&O Princess. The profits from these activities are subject to UK tonnage tax as set out above. The majority of the profits are exempt from German and Australian corporation tax by virtue of the UK/Germany and UK/Australian double tax treaties. Part of the German profits arise from river cruises and other activities which do not constitute international shipping. To this extent, profits will be subject to German taxation. However, P&O Princess' management does not believe that any such tax cost is or will be significant to the P&O Princess group as a whole.

U.S. taxation

The following summary of the application of the principal U.S. federal income tax laws, prior to the implementation of the DLC structure, to P&O Princess, its subsidiaries and to U.S. holders of P&O Princess shares is based upon existing U.S. federal income tax law, including the Internal Revenue Code, proposed temporary and final Treasury Regulations, certain current income tax treaties, administrative pronouncements, and judicial decisions, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

P&O Princess and some of its ship-owning and operating subsidiaries are non-U.S. corporations engaged in a trade or business in the U.S. that, in many cases, depending upon the itineraries of their ships, receive income from sources within the U.S. for U.S. federal income tax purposes. P&O Princess believes that substantially all of the U.S. source shipping income earned by it and its subsidiaries is currently exempt from U.S. federal income tax, either under applicable income tax treaties or Section 883, as applicable. P&O Princess believes that any U.S. federal income tax imposed on the non-exempt portion would not be material to the P&O Princess group as a whole.

Application of Section 883 of the Internal Revenue Code

In general, under Section 883, certain non-U.S. corporations are not subject to U.S. federal income tax on certain U.S. source income derived from the international operation of a ship or ships. In order to be considered a qualifying corporation, a corporation must be organised in a country that grants an equivalent exemption to a U.S. corporation, and if it is a subsidiary, its parent corporation must be organised in a country that grants an equivalent exemption. In addition, it must satisfy certain ownership requirements, including the publicly-traded test or qualified shareholder tests. See paragraph 11 of Part A of Section 4 under the heading "Exemption under Section 883 of the Internal Revenue Code" for a more detailed discussion of the requirements for applicability of Section 883.

On 2 August 2002, the U.S. Treasury Department issued proposed Treasury Regulations to Section 883 which would apply to P&O Princess. The proposed Regulations require that corporations organised in a country that grants an equivalent exemption through an income tax treaty must claim an exemption from U.S. federal income tax under such treaty rather than pursuant to Section 883 (a recent IRS ruling can also be read to take this position, although the Technical Explanation of the current treaty supports the position that it provides for an exemption under Section
883). P&O Princess and certain of its subsidiaries are organised in such a country (i.e. the UK). As discussed below, their U.S.-source shipping income should be exempt from U.S. federal income tax under Article 8 of the current UK-U.S. Income Tax Treaty.

Application of the United Kingdom-United States Income Tax Treaty

Article 8 of the current UK-U.S. Income Tax Treaty provides substantially the same exemption from U.S. federal income tax on U.S.-source shipping income as provided by Section 883. P&O Princess believes that substantially all of the U.S.-source shipping income earned by it and its UK resident subsidiaries should qualify for exemption from U.S. federal income tax under Article 8 of the current UK-U.S. Income Tax Treaty.

The UK-U.S. Income Tax Treaty has been renegotiated and signed (though it still has not entered into force as it is still pending ratification by the U.S.). The provisions of Article 8, as renegotiated, are essentially the same as the provisions in the existing treaty. However, the pending treaty, unlike the current treaty, contains a Limitation on Benefits Article that requires one of certain alternative tests to be satisfied in order for a party to be eligible for benefits under the pending Treaty. P&O Princess believes that it and its UK resident subsidiaries, would satisfy the Limitation on Benefits article of the pending UK-U.S. Income Tax Treaty if it were to come into force prior to the DLC transaction. The pending treaty also contains other limitations that would deny the availability of treaty benefits for income earned through certain entities. While these other limitations would apply to income earned through certain P&O Princess entities, P&O Princess believes, based on its current circumstances, that it will be able to reorganise as necessary by, for example, moving the affected operations into a UK entity or one formed in another equivalent exemption jurisdiction such that the relevant U.S. source shipping income should qualify for an exemption from U.S. federal income tax, either under the pending treaty or pursuant to Section 883.

Based upon the foregoing, P&O Princess believes that substantially all of the U.S. source shipping income earned by it and its subsidiaries should qualify for exemption from U.S. federal income tax, either under Section 883 or under
Article 8 of the UK-U.S. Income Tax Treaty, as currently applicable. P&O Princess believes that any U.S. federal income tax imposed on the non-exempt portion would not be material to the P&O Princess group as a whole.

To date no final U.S. Treasury regulations of the relevant portions of Section 883 have been promulgated, although, as discussed above, regulations have been proposed. Those regulations, when finalised, or official interpretations could differ materially from P&O Princess' interpretation of this Internal Revenue Code provision and, even in the absence of differing regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation.

Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or changes in the ownership of P&O Princess shares will not preclude P&O Princess and its subsidiaries from obtaining the benefits of Section 883. In addition, tax treaties may be abrogated by either applicable country, replaced or modified with new agreements that treat shipping income differently than under the agreements currently in force. At this time, however, there is no known limiting legislation pending before the U.S. Congress nor is P&O Princess aware of any pending modifications relating to the taxation of shipping under the UK-U.S. Income Tax Treaty, other than as discussed above.

Taxation in the absence of an exemption under Section 883 or the UK-U.S. Income Tax Treaty

In the absence of an exemption under Section 883 or the UK-U.S. Income Tax Treaty, as applicable, P&O Princess and/or its subsidiaries would be subject to either the "net tax regime" or the "4 per cent. tax regime" described in more detail in paragraph 11 of Part A of Section 4 under the heading "Taxation in the absence of an exemption under Section 883 or any applicable U.S. income tax treaty".

Taxation of shareholders

General information on the application of current UK tax law and Inland Revenue practice and current U.S. federal income tax law applicable to P&O Princess shareholders and P&O Princess ADS holders in respect of the DLC transaction and the P&O Princess share reorganisation is set out in paragraphs 5 and 6, respectively, of Section 8. For further information on the tax consequences of the Partial Share Offer please refer to the Partial Share Offer document.

Holders of P&O Princess shares and P&O Princess ADSs should consult their independent professional advisers in the light of their particular circumstances as to the UK tax and U.S. federal income tax consequences and any state, local or applicable foreign tax law of the DLC transaction, the P&O Princess share reorganisation and, if accepted, the Partial Share Offer.

Regulation of the cruise industry

Maritime regulations

Government regulation materially affects the ownership and operation of P&O Princess' vessels. This governmental regulation includes international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels may operate, as well as in their country of registration. P&O Princess cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of its vessels.

The most relevant maritime regulations for P&O Princess' business are those adopted by the International Maritime Organisation. In particular, the International Maritime Organisation adopted the SOLAS Convention which imposes a variety of standards to regulate design and operational functions.

The SOLAS Convention also incorporates the International Safety Management Code. The International Safety Management Code requires operators of passenger vessels to develop an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy. That code came into force on 1 July 1998 and the required Document of Compliance has been issued to P&O Princess companies and Safety Management Certificates have been issued for all relevant P&O Princess vessels.

Each ship is also subject to the regulations issued by its country of registry which conducts periodic inspections to verify compliance. Ships operating out of U.S. ports are also subject to inspection by the U.S. Coast Guard and by the U.S. Public Health Service.

All of P&O Princess' vessels are subject to a programme of periodic inspection by classification societies which conduct annual, intermediate, dry-docking and class renewal surveys. A classification society conducts these surveys not only to ensure that vessels are in compliance with international conventions adopted by the flag state as well as domestic rules and regulations, but also to verify that a vessel has been maintained in accordance with the rules of the society and recommended repairs have been conducted satisfactorily.

The U.S. Congress recently enacted the Maritime Transportation Antiterrorism Act of 2002 which implements a number of security measures of U.S. ports, including measures that relate to foreign flagged vessels calling at U.S. ports. P&O Princess believes that the issue of safety and security will continue to be an area of focus by relevant government authorities both in the U.S. and elsewhere and, accordingly this will likely subject P&O Princess to increasing compliance cost in the future.

Additional or new conventions, laws and regulations may be adopted which could limit P&O Princess' ability to do business and which could have a material adverse effect on P&O Princess' business and results of operations.

Permits for Glacier Bay, Alaska

In connection with certain of its Alaska cruise operations, Princess Cruises relies on concession permits from the U.S. National Park Service, or "NPS", to operate its cruise ships in Glacier Bay National Park. Such permits must be periodically renewed and there can be no assurance that they will continue to be renewed or that regulations relating to the renewal of such permits, including preference or historical rights, will remain unchanged in the future. In addition, there can be no assurance that the NPS will not consider, under relevant regulations, the DLC transaction to be a change of control, which could result in a loss of preferential and historical rights of Princess Cruises.

A court decision of 23 February 2001 concerning the failure on the part of the NPS in 1996 to prepare an environmental impact statement before the NPS increased the number of cruise ship entry permits for Glacier Bay National Park for the 2001 through 2004 period, resulted in the NPS being directed by law to complete and issue an environmental impact statement by no later than 1 January 2004. The environmental impact statement is to be used to set the maximum level of vessel entries in Glacier Bay National Park. Until the new level of entries is set, the number of vessel entries into the park remains the same as the number in effect during 2000, which includes the additional entry permits issued by the NPS. The outcome of the environmental impact statement may result in the additional entry permits being withdrawn and it is possible, but not expected, that the environmental impact statement may result in certain existing permits being withdrawn.

Any loss of rights or reduction of permits is not expected to impact materially on P&O Princess because P&O Princess could still apply for permits to replace its preferential or historical permits and additional attractive alternative destinations in Alaska can be substituted for Glacier Bay.

Other environmental, health and safety matters

P&O Princess is subject to various international, national, state and local environmental protection and health and safety laws, regulations and treaties that govern, among other things, employee health and safety, air emissions, water discharge, waste management and disposal and storage, handling, use and disposal of hazardous substances such as solvents, paints and asbestos.

In particular, in the United States, the Oil Pollution Act of 1990 provides for strict liability for oil pollution or threatened oil pollution incidents in the 200-mile exclusive economic zone of the United States, subject to monetary limits. These monetary limits do not apply, however, where the discharge is caused by gross negligence or wilful misconduct of, or the violation of, an applicable regulation by a responsible party.

In order to operate in U.S. waters, P&O Princess is also required to obtain Certificates of Financial Responsibility from the U.S. Coast Guard for each of its vessels. These certificates demonstrate P&O Princess' ability to meet removal costs and damages for an oil spill or a release of a hazardous substance up to the vessel's statutory strict liability limit.

In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act of 1980, more commonly known as Superfund, and its state counterparts provide that the owner or operator (including for the purpose of the statute, a bareboat charterer of a vessel) is strictly, jointly and severally liable for damages, removal costs and investigative expenses incurred in connection with the release of a hazardous substance. P&O Princess is named as a "potentially responsible party" under the Superfund laws at a site in California, although it believes that it has viable defences in relation to this site and does not expect P&O Princess' liabilities under the Superfund laws in connection with this site to be material.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Many countries have ratified and agreed to follow a stringent liability scheme concerning oil pollution adopted by the International Maritime Organisation which, among other things, imposes strict liability for pollution damage subject to defences and to monetary limits, which monetary limits do not apply where the spill is caused by the owner's actual fault or privity with the offending party, or the owner's intentional or reckless conduct. In jurisdictions that have not adopted the International Maritime Organisation oil pollution liability scheme, various national, regional or local laws and regulations have been established to address oil pollution.

If P&O Princess violates or fails to comply with environmental laws, regulations or treaties, it could be fined or otherwise sanctioned by regulators. Although P&O Princess has made, and will continue to make, capital and other expenditures to comply with environmental laws and regulations, P&O Princess does not expect these expenditures to have a material impact on P&O Princess' financial status in 2003.

From time to time, environmental regulators consider more stringent regulations which may affect P&O Princess' operations and its compliance costs. For example in April, 2000, the U.S. Environmental Protection Agency or EPA launched a national review of the cruise ship industry's waste disposal practices and the quantity and content of waste discharges.

Consumer Regulations

Under regulations promulgated by the FMC each of P&O Princess' operating companies that embark passengers in U.S. ports are required to obtain certificates from the FMC evidencing their ability to meet liability in cases of non-performance of obligations to passengers. Currently, this obligation has a maximum of $15 million. A bond of $15 million has been provided to FMC and counter indemnified by P&O Princess through a letter of credit for $16.5 million. A present proposed revision to the regulations would require P&O Princess to significantly increase the amount of this bond based on the level of customer deposits which will increase the cost of bonding or insurance. P&O Princess has also obtained certificates of financial responsibility required by the FMC to cover casualty and personal injury. P&O Princess also has obtained a bond of $1 million in favour of the United States Tour Operators Association Tour Depositor's Trust.

In the United Kingdom, P&O Princess is required to bond and obtain licenses from various organisations in connection with the conduct of its business and its ability to meet liability in the event of non-performance of obligations to consumers. These organisations include the Passenger Shipping Association and the Civil Aviation Authority. Under current regulations, P&O Princess is required to provide bonds in the amount of approximately (Pounds)100 million as a condition to obtaining the required licenses.

P&O Princess is required by German law to obtain a guarantee from a reputable insurance company to ensure that in case of insolvency P&O Princess' customers will be refunded any monies they have paid on account of a booking and, in addition, that they will be repatriated without additional cost if insolvency occurs after a journey starts.

In Australia, P&O Princess is a member of the Travel Compensation Fund which provides compensation, as a last resort, to consumers who suffer losses in their dealings with travel agents.

Where you can find additional information about P&O Princess

P&O Princess is subject to the reporting requirements of the Exchange Act and, in accordance with those requirements, files reports and other information with the SEC. However, as a foreign registrant, P&O Princess and its shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to P&O Princess or its shareholders include proxy solicitation rules, the short-swing profit disclosure rules of Section 16 of the Exchange Act and the rules regarding filing quarterly reports with the SEC, which are required to be filed only if required in P&O Princess' home country. You can inspect and copy the reports and other information filed by P&O Princess with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains the reports, proxy statements and other information that P&O Princess has filed. Material that P&O Princess has filed may also be inspected at the library of the NYSE, 20 Broad Street, New York, New York 10005.

Part B.    Financial Information of P&O Princess

P&O Princess financial information for the three years ended 31 December 2002

The financial information set out below does not constitute P&O Princess' statutory accounts within the meaning of Section 246 of the Companies Act.

During the year ended 31 December, 2002 P&O Princess adopted Financial Reporting Standard 19 Deferred Tax which resulted in full provision being made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and in tax computations. This gave rise to restatement of the consolidated profit and loss accounts and consolidated balance sheets and associated notes in respect of the financial years ended 31 December 2001 and 31 December 2000. The consolidated financial information below for the three years ended 31 December 2002, 2001 and 2000 and as at 31 December 2002, 2001 and 2000 has been extracted without material adjustment from P&O Princess' audited financial statements for the years ended 31 December 2002, 2001 and 2000.

KPMG Audit Plc, Chartered Accountants and Registered Auditor of 8 Salisbury Square, London, EC4Y 8BB, United Kingdom was for each of the three years ended 31 December 2002 and is currently, the auditor of P&O Princess. KPMG Audit Plc made reports under Section 235 of the Companies Act on the financial statements for each of the three years ended 31 December 2002 which were unqualified and did not contain a statement under Section 237(2) and (3) of the Companies Act. The financial statements for each of the two years ended 31 December 2001 have been delivered to the Registrar of Companies.

The financial information is presented under UK GAAP. A summary of differences between UK and U.S. GAAP for the three years ended 31 December 2002 is presented in note 28 to the consolidated financial information.

                           P&O PRINCESS CRUISES PLC


Group profit and loss account
Years ended December 31

                                                                  2002      2001      2000
                                                           Note  U.S.$m    U.S.$m    U.S.$m
                                                                          Restated  Restated
                                                                          (note 1)  (note 1)
Turnover                                                     2   2,526.8   2,451.0   2,423.9
Cost of sales                                                   (1,896.3) (1,881.6) (1,842.0)
Administrative expenses
   Administrative expenses before exceptional transaction
     costs                                                        (214.8)   (208.1)   (208.8)
   Exceptional transaction costs                           2,3    (117.0)       --        --
                                                                --------  --------  --------
                                                                  (331.8)   (208.1)   (208.8)
                                                                --------  --------  --------
Operating costs                                              3  (2,228.1) (2,089.7) (2,050.8)
                                                                --------  --------  --------
Group operating profit                                             298.7     361.3     373.1
Share of operating results of joint ventures                          --       0.1       0.5
                                                                --------  --------  --------
Total operating profit                                       2     298.7     361.4     373.6
Loss on disposal of ships                                    2        --      (1.9)     (6.7)
Profit on sale of business                                   2       1.2        --       0.2
                                                                --------  --------  --------
Profit on ordinary activities before interest                2     299.9     359.5     367.1
Net interest payable and similar items                       4     (74.0)    (58.0)    (49.1)
                                                                --------  --------  --------
Profit on ordinary activities before taxation                      225.9     301.5     318.0
Taxation                                                     5     (17.1)     81.7     (57.4)
                                                                --------  --------  --------
Profit on ordinary activities after taxation                       208.8     383.2     260.6
Equity minority interests                                   18        --      (0.1)     (2.6)
                                                                --------  --------  --------
Profit for the financial year attributable to shareholders         208.8     383.1     258.0
Dividends                                                    6     (83.2)    (83.2)    (83.1)
                                                                --------  --------  --------
Retained profit for the financial year                      17     125.6     299.9     174.9
                                                                --------  --------  --------
Earnings per share
Basic earnings per share (in cents)                          7     30.2c     55.4c     37.7c
Diluted earnings per share (in cents)                        7     30.0c     55.1c     37.7c
Adjusted basic earnings per share (in cents)                 7     47.1c     41.3c     37.7c
Adjusted diluted earnings per share (in cents)               7     46.8c     41.1c     37.7c

Each ADS represents an interest in four ordinary shares.
In all three years all profits and losses arise from continuing activities.

Adjusted earnings per share excludes exceptional transaction costs in 2002 and exceptional tax items in 2001 (see note 7).

See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC


Group balance sheet
As at December 31

                                                               2002      2001      2000
                                                              U.S.$m    U.S.$m    U.S.$m
                                                                       Restated  Restated
                                                        Note           (note 1)  (note 1)
Fixed assets
Intangible assets
   Goodwill                                              8      127.1     112.9     121.0
Tangible assets
   Ships                                                 9    5,380.0   4,038.4   3,608.0
   Properties and other fixed assets                     10     249.4     248.0     219.6
                                                             --------  --------  --------
                                                              5,629.4   4,286.4   3,827.6
Investments                                              11      16.3      19.0      10.9
                                                             --------  --------  --------
                                                              5,772.8   4,418.3   3,959.5
                                                             --------  --------  --------
Current assets
   Stocks                                                12      87.4      74.3      79.8
   Debtors                                               13     309.4     256.7     322.3
   Cash at bank and in hand                                     162.1     120.4     247.2
                                                             --------  --------  --------
                                                                558.9     451.4     649.3
Creditors: amounts falling due within one year           14    (987.2)   (825.3)   (975.7)
                                                             --------  --------  --------
Net current liabilities                                        (428.3)   (373.9)   (326.4)
                                                             --------  --------  --------
Total assets less current liabilities                         5,344.5   4,044.4   3,633.1
Creditors: amounts falling due after more than one year  14  (2,516.8) (1,393.1) (1,062.7)
Provisions for liabilities and charges                   15     (13.7)    (21.7)   (214.7)
                                                             --------  --------  --------
                                                              2,814.0   2,629.6   2,355.7
                                                             ========  ========  ========
Capital and reserves
Called up share capital                                  16     346.7     346.3     346.3
Share premium account                                    17       3.7       0.2        --
Other reserves                                           17      93.1      82.4      82.4
Merger reserve                                           17     910.3     910.3     910.3
Profit and loss account                                  17   1,460.0   1,290.2   1,016.5
                                                             --------  --------  --------
Equity shareholders' funds                                    2,813.8   2,629.4   2,355.5
Equity minority interests                                18       0.2       0.2       0.2
                                                             --------  --------  --------
                                                              2,814.0   2,629.6   2,355.7
                                                             ========  ========  ========

See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC


Group cash flow statement
Years ended December 31

                                                                       2002     2001    2000
                                                               Note   U.S.$m   U.S.$m  U.S.$m
Net cash inflow from operating activities                         19    576.1   507.0   532.3
Returns on investments and servicing of finance
Interest received                                                         5.9     6.6     2.6
Interest paid                                                          (109.9)  (87.1)  (78.5)
                                                                     --------  ------  ------
Net cash outflow for returns on investments and servicing of
  finance                                                              (104.0)  (80.5)  (75.9)
                                                                     --------  ------  ------

Taxation                                                                  6.4  (171.0)  (34.3)

Capital expenditure
Purchase of ships                                                    (1,124.1) (579.3) (749.8)
Purchase of other fixed assets                                          (32.4)  (53.5)  (45.9)
Disposal of ships                                                          --    46.6    14.7
Disposal of other fixed assets                                             --      --     0.2
                                                                     --------  ------  ------
Net cash outflow for capital expenditure                             (1,156.5) (586.2) (780.8)
                                                                     --------  ------  ------
Acquisitions and disposals
Disposal/(purchase) of subsidiaries and long term investments 11, 20      3.1    (6.3)  (14.7)
Equity dividends paid                                                   (85.0) (145.5)     --
                                                                     --------  ------  ------
Net cash outflow before financing                                      (759.9) (482.5) (373.4)
                                                                     --------  ------  ------
Financing
Issues of stock                                                           3.9     0.2      --
Movement on loans from P&O                                                 --     3.7   356.2
Loan drawdowns                                                          879.4   606.3   247.7
Loan repayments                                                         (65.4) (277.1)  (39.3)
Net investment by P&O                                                      --      --     1.2
Repayment of finance lease                                               (2.6)     --      --
                                                                     --------  ------  ------
Net cash inflow from financing                                          815.3   333.1   565.8
                                                                     --------  ------  ------
Increase/(decrease) in cash in the year                           19     55.4  (149.4)  192.4
                                                                     ========  ======  ======

See accompanying notes to the financial statements.

The restatement for FRS 19 "Deferred Taxation" has no impact on the cash flow as previously reported for the years ended December 31, 2001 and December 31, 2000.

                           P&O PRINCESS CRUISES PLC


Group statement of total recognized gains and losses
Years ended December 31

                                                            2002     2001     2000
                                                           U.S.$m   U.S.$m   U.S.$m
                                                                   Restated Restated
                                                                   (note1)  (note 1)
Profit for the year                                         208.8   383.1    258.0
Exchange movements on foreign currency net investments       44.2   (26.2)    (5.5)
                                                           ------   -----    -----
Total recognized gains and losses relating to the year      253.0   356.9    252.5
Prior year adjustment (note 1)                             (108.1)     --       --
                                                           ------   =====    =====
Total gains and losses recognized since last annual report  144.9
                                                           ======

Reconciliation of movements in shareholders' funds
Years ended December 31

                                                                        2002     2001     2000
                                                                       U.S.$m   U.S.$m   U.S.$m
                                                                               Restated Restated
                                                                               (note 1) (note 1)
Total recognized gains and losses for the year                          253.0    356.9    252.5
Dividends                                                               (83.2)   (83.2)   (83.1)
New shares issued                                                         3.9      0.2     41.3
Shares to be issued                                                      10.7       --     46.8
Investment in P&O Princess Cruises by P&O                                  --       --      1.2
                                                                      -------  -------  -------
                                                                        184.4    273.9    258.7
Shareholders' funds at beginning of the year
  (The shareholders' funds for the Group at the beginning of 2001, as previously reported, were $2,463.6m (2000: $2,188.8m) before
  deducting the prior year adjustment of $108.1m (2000: $92.0m))      2,629.4  2,355.5  2,096.8
                                                                      -------  -------  -------
Shareholders' funds at end of the year                                2,813.8  2,629.4  2,355.5
                                                                      =======  =======  =======

See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC


1  Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group.

Basis of preparation of financial statements

The Group financial statements comprise the consolidation of the accounts of the Company and all its subsidiaries and incorporate the Group's interest in its joint ventures. The accounts of its subsidiaries and joint ventures are made up to December 31.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") under the historical cost convention, and in accordance with applicable U.K. accounting standards. These principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Application of U.S. GAAP would have affected shareholders' funds at December 31, 2002 and 2001 and profit attributable to shareholders for the years ended December 31, 2002, 2001 and 2000, to the extent summarized in note 28, additional information for U.S. investors.

Basis of consolidation

P&O Princess Cruises plc acquired the cruise business of The Peninsular and Oriental Steam Navigation Company ("P&O") on October 23, 2000. The acquisition was effected by the issue of ordinary shares in P&O Princess Cruises plc to the holders of deferred stock in P&O in settlement of a dividend declared by P&O.

The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising P&O Princess Cruises had been part of P&O Princess Cruises for all periods presented, since they have been under common control throughout this period. Businesses acquired from or disposed of to third parties during the periods presented have been accounted for using acquisition accounting, from or to the date control passed.

Prior year adjustment on implementation of FRS 19

The Accounting Standards Board issued Financial Reporting Standard No. 19 "Deferred Tax" (FRS 19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of January 1, 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

As a result of the implementation of FRS 19, the balance sheet as at December 31, 1999 was restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of $92.0 million.

The net effect on net assets and shareholders' funds as at December 31, 2000 as a result of implementing FRS 19 is a reduction of $108.1 million with a charge to the profit and loss account for the year of $16.1 million.

The tax credit in the profit and loss account for the year to December 31, 2001 has increased by $96.8 million to reflect the elimination of the majority of future potential tax liabilities upon P&O Princess Cruises' election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders' funds as at December 31, 2001 as a result of implementing FRS 19 is a reduction of $11.3 million.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses for an accounting period. Actual results could differ from these estimates.

Goodwill arising on acquisitions

Goodwill arising on business acquisitions being the difference between the fair value of consideration compared to the fair value of net assets acquired represents the residual purchase price after allocation to all identifiable net assets. Goodwill is included within intangible fixed assets and is stated at cost less accumulated amortization. Amortization is calculated to write off goodwill on a straight line basis over its expected useful life, which can be up to 40 years. A life of more than 20 years is adopted when the directors consider the period for which the value of the underlying business acquired exceeds the value of the identifiable net assets is demonstrably longer than 20 years. Goodwill with an expected useful life of more than 20 years is reviewed annually for any impairment, by comparing carrying value with discounted cashflows.

Joint ventures

A joint venture is an entity in which the Group has a long term interest and shares control with one or more co-venturers. Joint ventures are stated at P&O Princess Cruises' share of underlying net assets. P&O Princess Cruises' share of the profits or losses of joint ventures is included in the consolidated profit and loss account on an equity accounting basis.

Investments

Investments in subsidiary undertakings are held at cost less provisions for impairment.

Shares in P&O Princess Cruises plc held for the purpose of long term incentive plans (LTIPs) are held within fixed asset investments. To the extent that these shares have been identified for bonus awards, provision is made for the difference between the book value of these shares and their residual value, if any.

Tangible fixed assets

Ships are stated at cost less accumulated depreciation. Subsequent ship improvement costs are capitalized as additions to the ship, while costs of repairs and maintenance accounted for as dry docking costs.

Properties and other fixed assets, including computer hardware and software, are stated at cost less accumulated depreciation.

Interest incurred in respect of payments on account of assets under construction is capitalized to the cost of the assets concerned.

Depreciation is calculated to write off the cost to estimated residual value on a straight line basis over the expected useful life of the asset concerned as follows:

                         Cruise ships         30 years
                         Freehold buildings   40 years
                         Other fixed assets 3-16 years

Freehold land and ships under construction are not depreciated.

Dry-docking costs

Dry-docking costs are capitalized and expensed on a straight line basis to the date of the next scheduled drydock.

Impairment of fixed assets

P&O Princess Cruises reviews all fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable based on estimated future cash flows. Provision for impairment in value of fixed assets is made in the profit and loss account.

Stocks

Stocks consist of provisions, supplies, fuel and gift shop merchandise and are stated at the lower of cost or net realizable value.

Cash and borrowings

Cash and cash equivalents consist of cash, money market deposits and certificates of deposit. All cash equivalents have original maturities of 90 days or less. Cash and cash equivalents at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Turnover

Turnover comprises sales to third parties (excluding VAT and similar sales taxes). Turnover includes air and land supplements and on board sales and is taken before deducting travel agents' commission.

Deposits received on sales of cruises are initially recorded as deferred income and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis over the period of the cruise.

Marketing and promotion costs

Marketing and promotion costs are expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

Leases

Assets acquired under finance leases are capitalized and the outstanding future lease obligations are shown in creditors. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

Pension costs

Contributions in respect of defined contribution pension plans are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension plans are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees, and is calculated with the advice of an independent qualified actuary, using the projected unit method. This is in accordance with Statement of Standard Accounting Practice 24, 'Accounting for pension costs' the basis on which the Group accounts for pension costs. Additional disclosure as required by FRS 17 is also provided.

Deferred taxation

Deferred tax is recognized without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Derivatives and other financial instruments

P&O Princess Cruises uses currency swaps, interest rate swaps and forward currency contracts to manage its exposure to certain foreign currency and interest rate risks and to hedge its major capital expenditure or lease commitments by businesses in currencies other than their functional currency. Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

Foreign currencies

The functional and reporting currency of the Group is the U.S. dollar as the majority of its trade and assets are denominated in that currency. Transactions in currencies other than a business' functional currency are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, and joint ventures which have functional currencies other than U.S. dollars are translated into U.S. dollars at average rates of exchange. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, and joint ventures which have currencies of operation other than U.S. dollars and any related loans are taken to reserves, together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2    Segmental analysis

P&O Princess Cruises has a single business of operating cruise ships and related landside assets under various brand names including; Princess Cruises, P&O Cruises, Swan Hellenic, Ocean Village, AIDA, A'ROSA and P&O Cruises (Australia). These brand names are marketed by operations in North America, Europe and Australia.

                                        2002    2001    2000
                                       U.S.$m  U.S.$m  U.S.$m
                  Turnover (by origin)
                  North America        1,698.8 1,754.9 1,796.7
                  Europe and Australia   828.0   696.1   627.2
                                       ------- ------- -------
                                       2,526.8 2,451.0 2,423.9
                                       ======= ======= =======

Turnover in Europe and Australia includes turnover in relation to the United Kingdom of $525.8m (2001 $476.3m, 2000 $454.0m).

                                                    2002    2001    2000
                                                   U.S.$m  U.S.$m  U.S.$m
     Total operating profit
     North America                                  292.5   254.1   279.6
     Europe and Australia                           123.2   107.3    94.0
     Exceptional transaction costs                 (117.0)     --      --
                                                   ------   -----   -----
                                                    298.7   361.4   373.6
                                                   ======   =====   =====
     Depreciation and amortization
        North America                               114.9   102.1   100.4
        Europe and Australia                         59.0    46.0    44.2
                                                   ------   -----   -----
                                                    173.9   148.1   144.6
                                                   ======   =====   =====
     Profit on ordinary activities before interest
     North America                                  292.5   252.2   279.8
     Europe and Australia                           124.4   107.3    87.3
     Exceptional transaction costs                 (117.0)     --      --
                                                   ------   -----   -----
                                                    299.9   359.5   367.1
                                                   ======   =====   =====
     Which is stated after crediting/(charging):
     Non-operating items
        North America                                  --    (1.9)    0.2
        Europe and Australia                          1.2      --    (6.7)
                                                   ------   -----   -----
                                                      1.2    (1.9)   (6.5)
                                                   ======   =====   =====

Non-operating items for Europe and Australia include a $1.2m profit on a sale of an investment (2001 $1.9m, 2000 $6.0m loss on disposal of vessels).

                                                                    2002      2001     2000
                                                                   U.S.$m    U.S.$m   U.S.$m
Capital additions
North America                                                      1,107.2     618.5    500.1
Europe and Australia                                                 223.5      57.9    321.2
                                                                  --------  --------  -------
                                                                   1,330.7     676.4    821.3
                                                                  --------  --------  -------

                                                                    2002      2001
                                                                   U.S.$m    U.S.$m
Net operating assets excluding goodwill and ships under
  construction
North America                                                      2,606.6   2,599.0
Europe and Australia                                               1,728.7     902.0
                                                                  --------  --------
                                                                   4,335.3   3,501.0
                                                                  --------  --------

                                                                    2002      2001
                                                                   U.S.$m    U.S.$m
                                                                            Restated
                                                                            (note 1)
The net operating assets are reconciled to net assets as follows:
Net operating assets                                               4,335.3   3,501.0
Goodwill                                                             127.1     112.9
Ships under construction                                             907.4     508.0
Group share of joint ventures' non operating assets                    3.5       8.6
Net borrowings                                                    (2,471.9) (1,436.4)
Corporation tax and deferred tax                                     (66.6)    (43.7)
Dividends payable                                                    (20.8)    (20.8)
                                                                  --------  --------
Net assets                                                         2,814.0   2,629.6
                                                                  --------  --------
Total assets
North America                                                      3,914.7   3,411.0
Europe and Australia                                               2,417.0   1,458.7
                                                                  --------  --------
                                                                   6,331.7   4,869.7
                                                                  --------  --------

3  Operating costs
                                                                    2002      2001     2000
                                                                   U.S.$m    U.S.$m   U.S.$m
Direct operating costs                                             1,576.6   1,584.1  1,558.0
Selling and administration expenses                                  477.6     357.5    348.2
Depreciation and amortization                                        173.9     148.1    144.6
                                                                  --------  --------  -------
                                                                   2,228.1   2,089.7  2,050.8
                                                                  --------  --------  -------

                                                                    2002      2001     2000
                                                                   U.S.$m    U.S.$m   U.S.$m
Operating costs include:
Advertising and promotion costs                                      145.8     149.4    139.4
Exceptional transaction costs                                        117.0        --       --
Operating lease costs:
   Ships                                                              20.9      18.6     13.3
   Property                                                           14.2      11.2     10.5
   Other                                                               3.3       3.3      2.9
Auditors' remuneration:
Audit                                                                  0.9       0.8      0.8
Stock exchange reporting                                               2.6       1.8       --
                                                                  --------  --------  -------
                                                                       3.5       2.6      0.8
Tax advice                                                             3.1       3.5      5.1
Other non-audit fees                                                   0.2       0.5      0.2
                                                                  --------  --------  -------
Total fees paid to the auditors and their associates                   6.8       6.6      6.1
                                                                  --------  --------  -------

Of the $5.9m (2001 $5.8m, 2000 $5.3m) charged for non-audit services provided by the Company's auditors $4.5m (2001 $3.8m, 2000 $0.1m) was for services in the UK. The audit fee of the Company was $0.2m (2001 $0.2m, 2000 $0.2m).

Transaction costs of $117.0m consist of the $62.5m break-fee relating to the Royal Caribbean proposed transaction together with $54.5m legal and professional fees in connection with this transaction and the Proposed Carnival transaction.

4    Net interest payable and similar items

                                                 2002    2001   2000
                                                U.S.$m  U.S.$m U.S.$m
          Interest payable on:
             Bank loans and overdrafts          (111.1) (98.9) (35.6)
             Loans from P&O                         --     --  (39.7)
                                                ------  -----  -----
                                                (111.1) (98.9) (75.3)
          Interest capitalized                    31.0   33.1   23.5
          Interest receivable on other deposits    6.0    7.7    2.5
                                                ------  -----  -----
                                                 (74.1) (58.1) (49.3)
          Joint ventures                           0.1    0.1    0.2
                                                ------  -----  -----
                                                 (74.0) (58.0) (49.1)
                                                ------  -----  -----

Interest capitalized relates to tangible fixed assets under construction. The capitalization rate is based on the weighted average of interest rates applicable to the Group's borrowings (excluding loans for specific purposes) during each year. The aggregate interest capitalized at each year end was:

                                    2002   2001   2000
                                   U.S.$m U.S.$m U.S.$m
                        Ships      204.1  173.4  140.8
                        Properties   4.4    4.1    3.5
                                   -----  -----  -----
                                   208.5  177.5  144.3
                                   -----  -----  -----

5  Taxation

                                                       2002    2001     2000
                                                      U.S.$m  U.S.$m   U.S.$m
                                                             Restated Restated
                                                             (note 1) (note 1)
  The taxation (charge)/credit is made up as follows:
  Current taxation:
     UK Corporation tax                                (0.2)      --      --
     Overseas taxation                                (16.4)  (110.8)  (40.2)
                                                      -----   ------   -----
                                                      (16.6)  (110.8)  (40.2)
     Deferred taxation:
     Origination/reversal of timing differences        (0.5)   192.5   (17.2)
                                                      -----   ------   -----
                                                      (17.1)    81.7   (57.4)
                                                      =====   ======   =====


                                                                      2002    2001     2000
                                                                     U.S.$m  U.S.$m   U.S.$m
The current taxation charge is reconciled to the UK standard rate as        Restated Restated
follows:                                                                    (note 1) (note 1)
            Profit on ordinary activities before tax                 225.9    301.5   318.0
                                                                     -----   ------   -----
            Notional tax charge at UK standard rate
             (2002: 30.0%; 2001: 30.0%; 2000: 30.0%)                 (67.8)   (90.5)  (95.4)
            Effect of overseas taxes at different rates               61.4     59.9    41.0
            Permanent differences                                    (17.1)   (80.2)   (2.7)
            Effect of tonnage tax                                      6.9       --      --
            Other                                                       --       --    16.9
                                                                     -----   ------   -----
                                                                     (16.6)  (110.8)  (40.2)
                                                                     =====   ======   =====

There was no charge or credit in respect of profits and losses on sale of ships and other fixed assets. The effective tax rate for the Group is expected to remain low following entry into the UK tonnage tax regime. The exceptional transaction costs had no effect on the tax charge for the year.

6  Dividends

                                                                       2002   2001   2000
                                                                      U.S.$m U.S.$m U.S.$m
Dividends paid, declared, proposed and accrued are as follows:
Equity share capital
First interim paid 3 cents per share (2001: 3 cents, 2000: nil)        20.8   20.8    --
Second interim paid 3 cents per share (2001: 3 cents, 2000: nil)       20.8   20.8    --
Third interim paid 3 cents per share (2001: 3 cents, 2000: nil)        20.8   20.8    --
Fourth interim proposed at 3 cents per share (2001: nil, 2000: nil)    20.8    --     --
Final proposed at nil cents per share (2001: 3 cents, 2000: 12 cents)   --    20.8   83.1
                                                                       ----   ----   ----
                                                                       83.2   83.2   83.1
                                                                       ====   ====   ====

7  Earnings per ordinary share

                                                          2001     2000
                                                        Restated Restated
                                                   2002 (note 1) (note 1)
      Weighted average number of shares (million)
      Basic                                       692.4    691.5    684.2
      Dilutive shares                               3.2      3.3       --
                                                  -----    -----    -----
      Diluted                                     695.6    694.8    684.2
                                                  =====    =====    =====

                                     Basic Diluted         Basic  Diluted         Basic Diluted
                                     cents  cents          cents   cents          cents  cents
                                      per    per            per     per            per    per
                              U.S.$m share  share  U.S.$m  share   share   U.S.$m share  share
Basic earnings                208.8  30.2   30.0    383.1   55.4     55.1   258.0  37.7  37.7
Exceptional transaction costs 117.0  16.9   16.8       --     --       --      --    --    --
Exceptional tax items            --    --     --    (97.5) (14.1)   (14.0)     --    --    --
Adjusted earnings             325.8  47.1   46.8    285.6   41.3     41.1   258.0  37.7  37.7

The weighted average number of shares for the period up to October 23, 2000 represents the number of shares issued on demerger. The weighted average number of shares has been adjusted for shares in the Company held by the employee benefit trust for the satisfaction of incentive scheme awards that have not vested unconditionally.

Each ADS represents an interest in four ordinary shares.

The dilutive shares relate to ordinary shares to be issued on the exercise of employee share options.

Adjusted earnings per share reflects the elimination of exceptional transaction costs of $117.0m in 2002 and exceptional tax items of $97.5m in 2001, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5m and tax charges arising from internal corporate restructuring of $95.0m.

8  Goodwill

                                                      U.S.$m
                    Cost
                    Cost at December 31, 2001         128.5
                    Exchange movements                 20.9
                                                      -----
                    Cost at December 31, 2002         149.4
                                                      =====
                    Amortization
                    Amortization at December 31, 2001 (15.6)
                    Exchange movements                 (2.4)
                    Amortization charge for year       (4.3)
                                                      -----
                    Amortization at December 31, 2002 (22.3)
                                                      =====
                    Net book value
                    At December 31, 2002              127.1
                                                      =====
                    At December 31, 2001              112.9
                                                      =====

$128.0m of goodwill costs in respect of AIDA is being amortized over 40 years as the directors consider that 40 years represents the useful economic life of that business. All other goodwill is amortized over 20 years.

9  Ships

                                              Owned   Leased  Total
                                              U.S.$m  U.S.$m  U.S.$m
           Costs
           Cost at December 31, 2001         4,739.0     --  4,739.0
           Exchange movements                  222.8     --    222.8
           Additions                         1,157.4  148.1  1,305.5
                                             -------  -----  -------
           Cost at December 31, 2002         6,119.2  148.1  6,267.3
                                             =======  =====  =======
           Depreciation
           Depreciation at December 31, 2001  (700.6)    --   (700.6)
           Exchange movements                  (43.3)    --    (43.3)
           Charge for year                    (142.8)  (0.6)  (143.4)
                                             -------  -----  -------
           Depreciation at December 31, 2002  (886.7)  (0.6)  (887.3)
                                             =======  =====  =======
           Net book value
           At December 31, 2002              5,232.5  147.5  5,380.0
                                             =======  =====  =======
           At December 31, 2001              4,038.4     --  4,038.4
                                             =======  =====  =======

Ships under construction included above totalled $907.4m (2001 $508.0m). Included within ships under construction at December 31, 2002 is the final payment in respect of Coral Princess which was delivered in December 2002, but did not enter operational service until January 2003.

10 Properties and other fixed assets

                                                       Office
                                                     equipment,
                                                     plant and
                                           Freehold    motor
                                          Properties  vehicles  Total
                                            U.S.$m     U.S.$m   U.S.$m
        Cost
        Cost at December 31, 2001           123.7       214.7    338.4
        Exchange movements                     --         5.1      5.1
        Additions                             5.2        20.0     25.2
                                            -----      ------   ------
        Cost at December 31, 2002           128.9       239.8    368.7
                                            =====      ======   ======
        Depreciation
        Depreciation at December 31, 2001    (5.9)      (84.5)   (90.4)
        Exchange movements                     --        (2.7)    (2.7)
        Charge for the year                  (3.4)      (22.8)   (26.2)
                                            -----      ------   ------
        Depreciation at December 31, 2002    (9.3)     (110.0)  (119.3)
                                            =====      ======   ======
        Net book value
        At December 31, 2002                119.6       129.8    249.4
                                            =====      ======   ======
        At December 31, 2001                117.8       130.2    248.0
                                            =====      ======   ======

The book value of freehold land is $3.4m (2001 $3.4m), which is not depreciated.

11 Investments

                                           Own
                                          shares  Joint      Other
                                           held  ventures investments Total
                                          U.S.$m  U.S.$m    U.S.$m    U.S.$m
   Cost or valuation at December 31, 2001   5.0    8.8        6.9      20.7
   Exchange movements                       0.5      -       (0.4)      0.1
   Disposals                               (1.1)     -       (1.9)     (3.0)
                                           ----    ---       ----      ----
   Cost or valuation at December 31, 2002   4.4    8.8        4.6      17.8
                                           ----    ---       ----      ----
   Provision at December 31, 2001          (1.7)     -          -      (1.7)
   Exchange movements                      (0.2)     -          -      (0.2)
   Disposals                                1.1      -          -       1.1
   Charge for year                         (0.7)     -          -      (0.7)
                                           ----    ---       ----      ----
   Provision at December 31, 2002          (1.5)     -          -      (1.5)
                                           ----    ---       ----      ----
   Net book value
   At December 31, 2002                     2.9    8.8        4.6      16.3
                                           ----    ---       ----      ----
   At December 31, 2001                     3.3    8.8        6.9      19.0
                                           ====    ===       ====      ====

As at December 31, 2002 the P&O Princess Cruises Employee Benefit Trust held 1,540,483 (2001: 1,981,616) shares in P&O Princess Cruises, with an aggregate nominal value of $1m. At December 31, 2002 the market value of these shares was $10.7m (2001 $11.5m). If they had been sold at this value there would have been no tax liability (2001 nil) on the capital gain arising from the sale.

The Ms Arkona was sold by the owner Ms Arkona GmbH & Co KG to Trans Ocean Tours on January 30, 2002. A profit of $1.2m was made on this transaction.

The principal joint ventures are P&O Travel Limited (Hong Kong) and Joex Limited. P&O Travel Limited (Hong Kong) is a travel agency incorporated in Hong Kong in which P&O Princess Cruises had a 50% interest at December 31, 2002.

P&O Princess Cruises' share of turnover for the year ended December 31, 2002 and share of gross assets and gross liabilities as at December 31, 2002 of P&O Travel Limited (Hong Kong) are as follows:

                                           2002   2001
                                          U.S.$m U.S.$m
                        Turnover            4.9    5.6
                                           ----   ----
                        Gross assets        6.8    6.7
                        Gross liabilities  (3.0)  (2.9)
                                           ----   ----
                                            3.8    3.8
                                           ====   ====

Joex Limited (Joex) is a company incorporated in the Isle of Man, in which P&O Princess Cruises had a 50% interest at December 31, 2002. Joex was incorporated during 2001 and has not traded since incorporation. P&O Princess Cruises' share of its gross assets and liabilities at December 31, 2002 were $5m and $nil respectively. On October 25, 2002, the shareholders agreed to terminate the joint venture with effect from January 1, 2003 at no cost to P&O Princess Cruises and, on January 2, 2003, P&O Princess Cruises confirmed that the joint venture had been terminated. Accordingly, the shareholders are proceeding with the dissolution of Joex.

12 Stocks

                                                 2002   2001
                                                U.S.$m U.S.$m
                  Raw materials and consumables  45.7   39.5
                  Goods for resale               41.7   34.8
                                                 ----   ----
                                                 87.4   74.3
                                                 ====   ====

13 Debtors

                                                            2002   2001
                                                           U.S.$m U.S.$m
        Amounts recoverable within one year
           Trade debtors                                    66.4   45.2
           Other debtors                                    39.1   37.8
           Prepayments and accrued income                  183.5  165.1
                                                           -----  -----
        Total amounts recoverable within one year          289.0  248.1
                                                           =====  =====
        Amounts recoverable after more than one year
           Other debtors                                     0.1    0.4
           Prepayments and accrued income                   20.3    8.2
                                                           -----  -----
        Total amounts recoverable after more than one year  20.4    8.6
                                                           -----  -----
        Total debtors                                      309.4  256.7
                                                           =====  =====

14   Creditors

                                                              2002      2001
                                                             U.S.$m    U.S.$m
 Amounts falling due within one year
    Overdrafts                                                 (14.5)    (16.7)
    Bank loans                                                 (98.0)   (158.4)
    Finance lease creditors                                     (7.8)       --
    Trade creditors                                           (184.2)   (147.2)
    Corporation tax                                            (54.8)    (32.4)
    Other creditors                                             (5.5)     (3.8)
    Accruals                                                  (134.4)   (108.9)
    Deferred income                                           (467.2)   (337.1)
    Dividends payable                                          (20.8)    (20.8)
                                                            --------  --------
                                                              (987.2)   (825.3)
                                                            ========  ========
                                                              2002      2001
 Amounts falling due after more than one year                U.S.$m    U.S.$m
 Bank loans, finance lease creditors, loan notes and bonds:
 Between one and five years
    U.S. dollar bonds 2007                                    (302.7)       --
    Bank loans                                                (790.9)   (131.4)
    Finance lease creditors                                   (119.5)       --
 Over five years
    U.S. dollar notes 2008                                    (107.8)   (107.8)
    U.S. dollar notes 2010                                     (91.6)    (91.0)
    U.S. dollar notes 2015                                     (69.8)    (69.5)
    U.S. dollar notes 2016                                     (41.9)    (41.9)
    U.S. dollar bonds 2007                                        --    (280.8)
    U.S. dollar bonds 2027                                    (189.5)   (189.4)
    Sterling bond 2012                                        (317.6)   (285.8)
    Bank loans                                                (482.4)   (184.1)
 Accruals and deferred income                                   (3.1)    (11.4)
                                                            --------  --------
                                                            (2,516.8) (1,393.1)
                                                            ========  ========

Bank loans and overdrafts include amounts of $840.5m (2001 $368.6m) secured on ships and other assets. Further details of interest rates on bank borrowings are given in note 26. $1,118.6m principal value of notes and bonds (2001:
$1,086.8m) are unconditionally guaranteed by P&O Princess Cruises International Limited. At the year end P&O Princess Cruises plc had no independent operations and P&O Princess Cruises International Limited was the sole direct operating subsidiary of P&O Princess Cruises plc.

The maturity of bank loans, loan notes, bonds, finance lease creditors and overdrafts is as follows:

                                              2002      2001
                                             U.S.$m    U.S.$m
                 Within one year              (120.3)   (175.1)
                 Between one and two years     (72.9)    (53.4)
                 Between two and five years (1,140.2)    (78.0)
                 Between five and ten years   (860.0)   (616.8)
                 Over ten years               (440.6)   (633.5)
                                            --------  --------
                                            (2,634.0) (1,556.8)
                                            ========  ========

15 Provisions for liabilities and charges

                                            Deferred
                                            Taxation           Total
                                             U.S.$m   Other    U.S.$m
                                            Restated  U.S.$m  Restated
                                            (note 1)          (note 1)
         At December 31, 2001                     --   (10.4)    (10.4)
         Prior year adjustment (note 1)        (11.3)     --     (11.3)
                                               -----   -----     -----
         At December 31, 2001 (as restated)    (11.3)  (10.4)    (21.7)
         Exchange differences                     --    (1.8)     (1.8)
         Release                                  --    10.7      10.7
         Charged to profit and loss             (0.5)   (0.4)     (0.9)
                                               -----   -----     -----
         At December 31, 2002                  (11.8)   (1.9)    (13.7)
                                               =====   =====     =====

During 2001 P&O Princess Cruises elected to enter the UK tonnage tax regime which eliminated future potential tax liabilities on its profits in the UK. The regime includes provision whereby a proportion of capital allowances previously claimed by the Group may be subject to tax in the event that a significant number of vessels are sold and not replaced. This contingent liability decreases over the first seven years following entry into tonnage tax to nil. The contingent tax liability at December 31, 2002 was $186.3m (2001: $262.0m) assuming all vessels on which capital allowances had been claimed were sold for net book value and not replaced. No provision has been made as no liability is expected to arise.

$10.7m of contingent consideration, payable in cash in relation to the purchase of 49% of AIDA Cruises Limited in November 2000 has been released as the condition requiring its payment did not arise. The total estimated amount contingently payable is unchanged, but the whole of the remaining consideration is payable in cash or shares at the Company's option, and therefore an adjustment has been made to shares to be issued.

Deferred taxation comprises:

                                                 2002    2001
                                                U.S.$m  U.S.$m
                                                       Restated
                                                       (note 1)
                 Accelerated capital allowances   11.8     11.3
                                                  ====     ====

Distributable reserves of overseas subsidiaries and joint ventures comprising approximately $1,417.3m (2001: $1,197.5m) would be subject to tax if paid as dividends. No deferred taxation is provided in respect of these.

16 Called up share capital

The authorized share capital is 750,000,000 ordinary shares of 50 U.S. cents each, 49,998 preference shares of (Pounds)1 each and 2 subscriber shares of (Pounds)1.

The allotted, called up and fully paid ordinary share capital is as follows:

                                         No of Shares U.S.$m
                    At December 31, 2001 692,643,428  346.3
                    Shares issued            829,191    0.4
                                         -----------  -----
                    At December 31, 2002 693,472,619  346.7
                                         ===========  =====

During 2002, the Company issued 829,191 ordinary shares of 50 U.S. cents each following the exercise of share options for total consideration of $3.9m.

The preference shares, which have been allotted but not issued, are entitled to a cumulative fixed dividend of 8% per annum and are entitled to one vote per share. The preference shares rank behind other classes of shares in relation to the payment of capital on certain types of distributions of the Company. The subscriber shares have no dividend rights nor voting rights nor any rights to payment of capital upon a distribution of assets by the Company. The preference shares and subscriber shares are unlisted.

Details of options over ordinary shares granted to employees are given in note
21. Details of contingent rights to shares in relation to the acquisition of subsidiaries are given in note 17.

17 Reserves

                                                                Profit
                                        Share                     and
                                       premium  Other   Merger   loss
                                       account reserves reserve account   Total
                                       U.S.$m   U.S.$m  U.S.$m  U.S.$m    U.S.$m
At December 31, 2001                     0.2     82.4    910.3  1,301.5  2,294.4
Prior year adjustment (note 1)            --       --       --    (11.3)   (11.3)
                                         ---     ----    -----  -------  -------
At December 31, 2001 (as restated)       0.2     82.4    910.3  1,290.2  2,283.1
Exchange movements                        --       --       --     44.2     44.2
Other                                     --     10.7       --       --     10.7
Issue of shares                          3.5       --       --       --      3.5
Retained profit for the financial year    --       --       --    125.6    125.6
                                         ---     ----    -----  -------  -------
At December 31, 2002                     3.7     93.1    910.3  1,460.0  2,467.1
                                         ===     ====    =====  =======  =======

Other reserves represent the difference between the market and nominal value of shares issued as initial consideration of $35.6m together with the estimated value of outstanding consideration ($57.5m) in respect of the purchase of 49% of AIDA Cruises Limited in November 2000. The shares issued in respect of the initial consideration have been accounted for in accordance with the merger relief provisions of the Companies Act 1985. The outstanding consideration is mainly dependent on the future results of the Seetours business and may be payable between 2003 and 2006. The Company has the option to settle the outstanding consideration in either cash or new P&O Princess Cruises plc ordinary shares. The purchase agreement provides that in the event of a change in control of P&O Princess Cruises plc payment of the outstanding consideration can be accelerated by the vendor of AIDA Cruises Limited. In such an event, the minimum amount payable would be approximately (Euro)59 million ($61.9 million), payable in cash.

18 Equity minority interests

                                                                   2002
                                                                  U.S.$m
       At December 31, 2001                                          0.2
       Proportion of profit on ordinary activities after taxation     --
                                                                     ---
       At December 31, 2002                                          0.2
                                                                     ===

19   Notes to the consolidated cash flow statement

 (a)Reconciliation of operating profit to net cash inflow from operating activities

                                                              2002      2001     2000
                                                             U.S.$m    U.S.$m   U.S.$m
Group operating profit                                         298.7     361.3   373.1
Depreciation and amortization                                  173.9     148.1   144.6
Increase in stocks                                             (11.1)    (11.6)   (1.6)
(Increase)/decrease in debtors                                 (31.5)     42.2   (40.8)
Increase/(decrease) in creditors and provisions                146.1     (33.0)   57.0
                                                            --------  --------  ------
Net cash inflow from operating activities                      576.1     507.0   532.3
                                                            ========  ========  ======

(b) Reconciliation of net cash flow to movement in net debt
                                                              2002      2001     2000
                                                             U.S.$m    U.S.$m   U.S.$m
Increase/(decrease) in net cash in the year                     55.4    (149.4)  192.4
Cash inflow from loans to and from P&O                            --      (3.7) (356.2)
Cash outflow/(inflow) from changes in short term borrowings     26.1     (50.0)  (20.6)
Cash inflow from third party debt and lease financing         (837.5)   (279.2) (187.8)
                                                            --------  --------  ------
Change in net debt resulting from cash flows                  (756.0)   (482.3) (372.2)
Inception of finance leases                                   (129.9)       --      --
Amortization of bond issue costs                                (1.9)     (1.7)   (0.2)
Exchange movements in net debt                                (147.7)     14.6    37.5
                                                            --------  --------  ------
Movement in net debt in the year                            (1,035.5)   (469.4) (334.9)
Net debt at the beginning of the year                       (1,436.4)   (967.0) (632.1)
                                                            --------  --------  ------
Net debt at the end of the year                             (2,471.9) (1,436.4) (967.0)
                                                            ========  ========  ======

(c) Analysis of net debt

                                                 Other
                               At       Cash   non-cash  Exchange       At
                          Jan. 1, 2002  flow   movements movements Dec. 31, 2002
                             U.S.$m    U.S.$m   U.S.$m    U.S.$m      U.S.$m
Cash available on demand       120.4     53.2       --     (11.5)       162.1
Less: bank overdrafts          (16.7)     2.2       --        --        (14.5)
                            --------   ------   ------    ------     --------
                               103.7     55.4       --     (11.5)       147.6
Short term debt               (158.4)    26.1     48.7     (14.4)       (98.0)
Medium and long term debt   (1,381.7)  (840.1)   (50.6)   (121.8)    (2,394.2)
Finance leases                    --      2.6   (129.9)       --       (127.3)
                            --------   ------   ------    ------     --------
Net debt                    (1,436.4)  (756.0)  (131.8)   (147.7)    (2,471.9)
                            ========   ======   ======    ======     ========

20  Acquisitions

There were no significant business acquisitions during 2002.

The business acquired during 2001 was Baste & Lange GmbH, a German procurement company. Net assets of $0.2m were acquired for $1.7m in cash, giving rise to goodwill of $1.5m with an estimated useful life of 20 years. All book values approximated to fair value at acquisition.

21 Employees

                                                       2002   2001   2000
      The average number of employees was as follows:
      Shore staff                                      3,654  3,623  3,567
      Sea staff                                       16,298 15,833 15,461
                                                      ------ ------ ------
                                                      19,952 19,456 19,028
                                                      ====== ====== ======

                                                       2002   2001   2000
                                                      U.S.$m U.S.$m U.S.$m
      The aggregate payroll costs were:
         Wages and salaries                            307.5  279.1  258.0
         Social security costs                          12.1   11.2   12.2
         Pension costs                                  12.1    9.8    9.7
                                                      ------ ------ ------
                                                       331.7  300.1  279.9
                                                      ====== ====== ======

Employee Option Schemes

Options under the P&O Princess Cruises Executive Share Option Plan (the "Option Plan") are exercisable in a period normally beginning not earlier than three years and ending no later than ten years from the date of the grant. Options granted immediately after the demerger from P&O in October 2000 to replace options over P&O deferred stock previously held by P&O Princess Cruises employees are exercisable over the same period as the options replaced. The exercise price is set at the closing market price on the day the option was granted.

Options granted to P&O Princess Cruises employees under the Option Plan are as set out below:

                                             Weighted
                                           average exercise
                                           price per share    Number of options
                                           Shares    ADS      Shares      ADS
  Options outstanding at January 1, 2002     293p   $17.14  6,551,662    952,717
  Options granted during the year            408p   $23.85  2,856,082    505,150
  Options exercised during the year          292p   $16.97   (613,523)   (53,917)
  Options lapsed or cancelled                292p       --   (171,572)        --
                                             ----    ------ ---------  ---------
  Options outstanding at December 31, 2002   318p   $19.56  8,622,649  1,403,950
                                             ====    ====== =========  =========
  Options exercisable at December 31, 2002   293p   $16.97  1,038,955     54,874
                                             ====    ====== =========  =========

Under the proposed DLC transaction with Carnival Corporation, all the above options would vest on completion and become exercisable and any performance conditions would cease to apply (see note 29).

22 Pensions

P&O Princess Cruises is a contributing employer to various pension schemes, including some multi-employer merchant navy industry schemes.

In the UK, P&O Princess Cruises operates it own defined benefit pension scheme, the assets of which are managed on behalf of the trustee by independent fund managers. This scheme is closed to new membership. As at March 31, 2001, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $60.9m, representing 102 percent of the benefits accrued to members allowing for future increases in earnings. Approximately 70 percent of the scheme's assets are invested in bonds and 30 percent in equities. The principal valuation assumptions were as follows:

                                                    %
                         Rate of salary increases   4.0
                         Rate of pension increases  2.5
                         Discount rate             5.25
                         Expected return on assets 5.25

The Merchant Navy Ratings Pension Fund ("MNRPF") is a defined benefit multi-employer scheme in which sea staff employed by companies within the P&O Princess Cruises group have participated. The scheme has a significant funding deficit and has been closed to further benefit accrual. Companies within the P&O Princess Cruises group, along with other employers, are making payments into the scheme under a non-binding Memorandum of Understanding to reduce the deficit. Payments by P&O Princess Cruises' group companies to the scheme in 2002 totalled $2.0m, which represented 7 percent of the total payments made by all employers. As at March 31, 2002, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $814m, representing 84 percent of the benefits accrued to members. Approximately 68 percent of the scheme's assets were invested in bonds, 25 percent in equities and 7 percent in property. The valuation assumptions were as follows:

                                                                %
             Rate of salary increases                          4.0
             Rate of pension increases (where increases apply) 2.5
             Discount rate                                     5.8
             Expected return on assets                         5.8

The Merchant Navy Officers Pension Fund ("MNOPF") is a defined benefit mufti-employer scheme in which officers employed by companies within the P&O Princess Cruises group have participated and continue to participate. This scheme is closed to new membership. The share of contributions being made to the scheme by P&O Princess Cruises group companies (based on the year to December 31, 2002) was approximately 7 percent. However, the extent of each participating employer's liability for any deficit in the scheme is uncertain. Accordingly, P&O Princess Cruises accounts for the scheme on a contributions paid basis, as if it were a defined contribution scheme. The scheme is divided into two sections -- the New Section and the Old Section. As at March 31, 2000, the date of the most recent formal actuarial valuation, the New Section had assets with a market value of $2,680m, representing approximately 100 percent of the benefits accrued to members. The valuation assumptions were as follows:

                                                                %
             Rate of salary increases                           4.0
             Rate of pension increases (where increased apply)  2.5
             Discount rate                                     5.75
             Expected return on assets                         5.75

At the date of the valuation, approximately 77 percent of the New Section's assets were invested in equities, 14 percent in bonds and 9 percent in property and cash. As a result of this asset distribution, it is expected that the fall in equity markets since March 2000 will have resulted in the New Section now showing a significant funding deficit. The estimated current position is discussed below with the additional information presented under FRS17. The Old Section has been closed to benefit accrual since 1978. As at March 31, 2000, the date of the most recent formal actuarial valuation, it had assets with a market value of $2,233m representing approximately 111 percent of the benefits accrued to members. The assets of the Old Section are substantially invested in bonds. Contributions from P&O Princess Cruises group companies to the MNOPF during the year to December 31, 2002 were U.S.$1.2m.

P&O Princess also operates a number of smaller defined benefit schemes in the U.S. which are unfunded, other than assets in a Rabbi Trust held on the Group's balance sheet, and makes contributions to various defined contribution schemes in various jurisdictions.

The pension charges arising from the schemes described above were:

                                                   2002   2001   2000
                                                  U.S.$m U.S.$m U.S.$m
          The P&O Princess Cruises Pension Scheme   5.5   4.3    4.0
          Merchant Navy Pension funds               2.8   2.7    2.7
          Overseas plans                            3.8   2.8    3.0
                                                   ----   ---    ---
                                                   12.1   9.8    9.7
                                                   ====   ===    ===

  In 2000 the P&O Princess Cruises Pension Scheme figure includes $3.1m in respect of payments to the P&O Pension Scheme prior to demerger in October 2000.

Differences between the amounts charged and the amounts paid by P&O Princess Cruises are included in prepayments or creditors as appropriate. At December 31, 2002 total prepayments amounted to $6.3m (2001: $7.3m), and total creditors amounted to $14.3m (2001: $13.1m), giving a net pension liability in the balance sheet of $8.0m.

Additional information presented under FRS17 'Retirement Benefits'

Whilst the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension costs', under FRS17 'Retirement Benefits' the following additional information has been presented in respect of the P&O Princess Cruises Pension Scheme, P&O Princess Cruises' share of the MNRPF and the U.S. defined benefit schemes. In accordance with FRS17, the MNOPF is not included in this analysis as P&O Princess Cruises' share of its underlying assets and liabilities cannot be identified with certainty. However, some additional information on the overall funding position of this scheme is provided.

The actuarial valuations of the P&O Princess Cruises schemes and P&O Princess Cruises' share of the MNRPF were updated to December 31, 2002 and 2001 by P&O Princess Cruises' qualified independent actuary. The assumptions used are best estimates chosen from a range of possible actuarial assumptions which may not necessarily be borne out in practice. Using weighted averages, these assumptions for the UK and U.S. schemes together were:

                                                                2002 2001
                                                                 %    %
       Rate of increase in salaries                             4.1  4.1
       Rate of increase in pensions (where increases apply)     2.5  2.5
       Discount rate                                            5.2  5.6
       Expected return on assets (only relevant for UK schemes) 5.1  5.5

The aggregated assets and liabilities in the schemes as of December 31, 2002 and 2001 were:


                                                  2002             2001
                                                    Expected         Expected
                                                    rate of          rate of
                                                     return           return
                                            U.S.$m     %     U.S.$m     %
  Equities                                    42.9    5.1      34.1    5.5
  Bonds                                       93.8    5.1      86.9    5.5
                                            ------    ---    ------    ---
  Total market value of assets               136.7    5.1     121.0    5.5
  Present value of the schemes' liabilities (178.0)          (146.2)
                                            ------           ------
  Net pension liability                      (41.3)           (25.2)
                                            ======           ======

(this analysis excludes pension assets held in a Rabbi Trust of $4.8m)

The net pension liability of $41.3m (2001: $25.2m) represents pension prepayments of $nil (2001: $7.3m) and pension liabilities of $41.3m (2001:
$32.5m). This compares with the net pension liability accounted for under SSAP 24 of $8.0m.

On full compliance with FRS17, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognized gains and losses for these schemes for the year ended December 31, 2002 are set out below:

                                                                                2002
                                                                               U.S.$m
Analysis of amounts charged to operating profits:
Current service cost                                                            (7.3)
Past service costs                                                                 -
                                                                               -----
Total charged to operating profit                                               (7.3)
                                                                               -----
Analysis of amount credited to other finance income:
Interest on pension scheme liabilities                                          (8.9)
Expected return on assets in the pension schemes                                 7.0
                                                                               -----
Net charge to other finance income                                              (1.9)
                                                                               -----
The total profit and loss charge of $9.2m compares with $12.1m under SSAP 24
Analysis of amounts recognized in Statement of Recognized Gains and Losses ("STRGL"):
Loss on assets                                                                 (11.4)
Experience gain on liabilities                                                   9.4
Loss on change of assumptions (financial and demographic)                      (11.8)
                                                                               -----
Total loss recognized in STRGL before adjustment for tax                       (13.8)
                                                                               =====

                                                                      2002
    History of experience gains and losses
    Loss on scheme assets                                           $(11.4m)
    As a % of scheme assets at end of year                              8.3%
    Experience gain on scheme liabilities                             $9.4m
    As a % of scheme liabilities at end of year                         5.3%
    Total actuarial loss recognized in STRGL                        $(13.8m)
    As a % of scheme liabilities at end of year                         7.8%

                                                                      2002
                                                                     U.S.$m
    Movement in net pension liability in the scheme during the year
    Net pension liability at January 1, 2002                          (25.2)
    Contributions paid                                                  6.1
    Current service cost                                               (7.3)
    Other finance charge                                               (1.9)
    Actuarial loss                                                    (13.8)
    Exchange                                                            0.8
                                                                    -------
    Net pension liability at December 31, 2002                        (41.3)
                                                                    =======

It is estimated that the funding position of the MNOPF has changed significantly since the valuation as at March 31, 2000 referred to above and that the New Section is now in deficit. The Annual Report of the MNOPF for the year ended March 31, 2002 showed that the market value of the assets of the New Section at that date was $2,404m, of which 66 percent was invested in equities, 22 percent in bonds and 12 percent in property and cash. P&O Princess Cruises' actuary has estimated the deficit in the New Section at December 31, 2002 based on the estimated movement in assets since March 31, 2002 and in liabilities since March 31, 2000 and applying a discount rate to the liabilities of 5.1% in accordance with FRS17. As noted above, the extent of each employer's liability with respect to the deficit in the fund is uncertain. Based on the share of current contributions made to the scheme by the P&O Princess Cruises Group its share of the estimated deficit would be approximately U.S.$85.0m although the appropriate share of the deficit actually attributable to the P&O Princess Cruises group is believed to be lower than this.

On full adoption of FRS17 'Retirement benefits', in future years the difference between the fair value of the assets held in the Group's defined benefit pension schemes and the value of the schemes' liabilities measured on an actuarial basis, using the projected unit method, will be recognized in the balance sheet as a pension scheme asset or liability, as appropriate, which would have a consequential effect on reserves. The carrying value of any resulting pension scheme asset would be restricted to the extent that the Group is able to recover the surplus either through reduced future contributions or refunds. The pension scheme asset or liability would be recognized net of any related deferred tax. However, this is expected to be minimal due to the tax structure of the group. Movements in the defined benefit pension scheme asset or liability would be taken to the profit and loss account or directly to reserves.

23 Related party transactions

Mr. Horst Rahe a non-executive director of the Company has an interest in a deferred consideration arrangement relating to the Group's purchase of AIDA Cruises Limited in November 2000. Amounts provided for as at December 31, 2002 in respect of this deferred consideration were $57.5m in aggregate (2001:
U.S.$57.0m) (see note 17).

In July 2002, P&O Princess Cruises International Limited, a subsidiary of the Company, entered into, on an arms-length basis, a lease on an office property in Germany with a company in which Horst Rahe, a director of the Company, has an interest. The lease is for a term of 10 years, commencing in 2004, with options to extend. The rent payable under the lease each year varies over the term of the lease, within the range (Euro)350,000 to (Euro)500,000. These figures are net of relevant regional government grants.

24 Commitments

Capital

                                              2002    2001
                                             U.S.$m  U.S.$m
                    Contracted
                       Ships and Riverboats  1,790.0 2,721.6
                       Other                      --     3.8
                                             ------- -------
                                             1,790.0 2,725.4
                                             ======= =======

Capital commitments related to ships and riverboats include contract stage payments, design and engineering fees and various owner supplied items but exclude interest that will be capitalized.

As at December 31, 2002, the Group had future capital commitments in respect of the five ocean cruise ships and two riverboats on order at that date of $1,790.0m. Of the total commitment as at December 31, 2002, it is expected that P&O Princess Cruises will incur $610.0m in 2003 and $1,180.0m in 2004.

Revenue

The minimum annual lease payments to which P&O Princess Cruises was committed under non-cancelable operating leases were as follows:

                                Property Other  Total  Property Other  Total
                                  2002    2002   2002    2001    2001   2001
                                 U.S.$m  U.S.$m U.S.$m  U.S.$m  U.S.$m U.S.$m
   Within one year                10.2    12.4   22.6     9.5    21.4   30.9
   Between one and two years       9.8    11.5   21.3     9.1     3.7   12.8
   Between two and three years     9.8    11.8   21.6     8.9     0.4    9.3
   Between three and four years    9.7     1.9   11.6     8.8     0.5    9.3
   Between four and five years     9.7      --    9.7     8.7     0.1    8.8
   In more than five years        56.6      --   56.6    59.4      --   59.4
                                 -----    ----  -----   -----    ----  -----
                                 105.8    37.6  143.4   104.4    26.1  130.5
                                 =====    ====  =====   =====    ====  =====

Future minimum annual lease payments due within one year are analysed as follows:

                               Property Other  Total  Property Other  Total
                                 2002    2002   2002    2001    2001   2001
                                U.S.$m  U.S.$m U.S.$m  U.S.$m  U.S.$m U.S.$m
    On leases expiring:
    Within one year               0.4     0.4    0.8    0.3      8.7    9.0
    Between one and five years    0.2    12.0   12.2    0.4     12.7   13.1
    After five years              9.6      --    9.6    8.8       --    8.8
                                 ----    ----   ----    ---     ----   ----
                                 10.2    12.4   22.6    9.5     21.4   30.9
                                 ====    ====   ====    ===     ====   ====

In addition to the above, at December 31, 2002 we had future commitments to pay for our usage of certain port facilities as follows:

                                                  U.S.$m
                       Within one year               6.4
                       Between one and five years   27.4
                       After five years              5.6
                                                    ----
                                                    39.4
                                                    ====

25 Contingent liabilities

P&O Princess Cruises has provided counter indemnities of $213.4m (2001:
$179.7m) relating to bonds provided by third parties in support of P&O Princess Cruises' obligations arising in the normal course of business. Generally these bonds are required by travel industry regulators in the various jurisdictions in which P&O Princess Cruises operates.

An Italian subsidiary of P&O Princess Cruises made a claim for a tax allowance for the 1995 financial year under the Italian Tremonti law, reducing taxable profits by just over 250 billion Lire. Qualification for the allowance is dependent on ownership of relevant assets. The subsidiary in question bare-boat chartered a vessel it owned to a fellow subsidiary. In December 2001, the Italian tax authorities submitted an assessment for tax of (Euro)70.7m ($74 million) with penalties of (Euro)70.7m ($74 million) on the grounds that the subsidiary had finance leased, rather than chartered, the vessel and therefore did not qualify for such an allowance. The Italian subsidiary has appealed against the assessment and the outcome of court proceedings in the Low Tax Court of Palermo is awaited. The P&O Princess Cruises board, which has been so advised by its Italian advisers, believes that the relevant assets were owned and not the subject of a finance lease and that the allowance is due.

Princess Cruises is party to a purported class action litigation relating to alleged inappropriate assessing of passengers with certain port charges in addition to their cruise fare. The plaintiffs have not claimed a specific damage amount but settlement of this litigation had been agreed in principle with the plaintiffs for coupons for future travel in amounts between $5 and $24 with a total face value of approximately $13.4 million. However, on January 17, 2002, a Los Angeles Superior Court Judge ruled that he would not consider the class-wide settlement agreed by the parties on the grounds that he had previously ruled that there was no appropriate class. As a result of this ruling, the case remains pending. Notwithstanding this development, the P&O Princess Cruises board does not believe that a material liability will arise with respect to this case and no provision has been made in the accounts for this contingency. However, if there is a settlement, there can be no guarantee that it would be of an amount previously indicated.

In the normal course of business, various other claims and lawsuits have been filed or are pending against P&O Princess Cruises. The majority of these claims and lawsuits are covered by insurance. P&O Princess Cruises management believes the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on P&O Princess Cruises' financial statements.

26  Financial instruments

P&O Princess Cruises uses financial instruments to finance its operations. The financial instruments held by P&O Princess Cruises include cash, overdrafts, bonds and loans. Derivative financial instruments are used to manage the currency and interest rate risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally currency swaps, interest rate swaps and forward currency contracts.

The main financial risks to which P&O Princess Cruises is exposed are summarized below. No transactions of a speculative nature are undertaken.

The accounting policies for financial instruments are described in note 1.

For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable or payable, loans, bank overdrafts and short term borrowings, in accordance with FRS13.

Foreign currency risk

P&O Princess Cruises has international business operations. Its principal operating currency is the U.S. dollar, but it also operates in a number of other currencies, the most important of which are sterling and the euro. In general, P&O Princess Cruises' profits and shareholders' funds benefit if sterling or the euro are strong against the U.S. dollar. The U.S. dollar/sterling and the U.S. dollar/euro exchange rates at the respective period ends were:

                                      Average
                                   exchange rates
                                    for periods     Period end
                                       ended      exchange rates
                December 31, 2002
                   U.S.$:(Pounds)      1.504          1.609
                   U.S.$:euro          0.941          1.049
                December 31, 2001
                   U.S.$:(Pounds)      1.440          1.450
                   U.S.$:euro          0.894          0.897

Approximately 40% of P&O Princess Cruises' net operating assets are denominated in non U.S. dollar currencies with the result that P&O Princess Cruises' U.S. dollar consolidated balance sheet, and in particular shareholders' funds, can be affected by currency movements. P&O Princess Cruises' partially mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of financial liabilities by currency is shown below.

In addition, approximately 30% of P&O Princess Cruises' operating profit is currently generated by businesses with functional currencies other than U.S. dollars. The results of these businesses are translated into U.S. dollars at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by some interest costs being incurred in non U.S. dollar currencies.

P&O Princess Cruises' businesses generally generate their turnover and incur costs in their main functional currency. Exceptions to this include:

..  Princess Cruises generates some revenue in Canadian dollars and in sterling.

..  Princess Cruises incurs some costs in euros.

.. U.K., German and Australian businesses incur costs in U.S.$, including fuel and some crew costs.

The following table shows P&O Princess Cruises' currency exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of P&O Princess Cruises that are not denominated in the functional currency of the operating unit concerned, excluding certain non U.S. dollar borrowings treated as hedges of net investments in non U.S. dollar functional currency operations.

                                        Net foreign currency monetary assets/(liabilities)
                                        U.S. Dollar      Sterling   Euro    Other   Total
                                        -----------      --------  ------  ------  ------
                                           U.S.$m         U.S.$m   U.S.$m  U.S.$m  U.S.$m
Functional currency of Group operation:
   U.S. dollars                                  --         (26.4)   (5.0)  (20.5)  (51.9)
   Sterling                                      --            --    (0.6)    0.7     0.1
   Other                                        0.7            --      --     2.2     2.9
                                        -----------      --------  ------  ------  ------
   Total at December 31, 2002                   0.7         (26.4)   (5.6)  (17.6)  (48.9)
                                        ===========      ========  ======  ======  ======
Functional currency of Group operation:
   U.S. dollars                                  --          (0.9)   (2.1)    5.7     2.7
   Sterling                                    (0.9)           --      --      --    (0.9)
                                        -----------      --------  ------  ------  ------
Total at December 31, 2001                     (0.9)         (0.9)   (2.1)    5.7     1.8
                                        ===========      ========  ======  ======  ======

Interest rate risk

The interest rate profile of the financial liabilities of P&O Princess Cruises is set out in the table below:

                                                                Weighted   Average
                                                                 average     time
                                                                interest     over
                                        Variable                rate for    which
                                          rate     Fixed rate  fixed rate  interest
                                        financial   financial   financial  rate is
                                Total  liabilities liabilities liabilities  fixed
                               -------   -------     ------    -----------  ------
                               U.S.$m    U.S.$m      U.S.$m         %       months
Currency:
   U.S. dollars                1,309.6     880.7      428.9        5.4       176.5
   Sterling                      759.9     291.1      468.8        7.2        93.3
   Euro                          564.5     514.5       50.0        4.6        28.0
                               -------   -------     ------        ---      ------
   Total at December 31, 2002  2,634.0   1,686.3      947.7        6.3       127.5
                               =======   =======     ======        ===      ======
Currency:
   U.S. dollars                  713.1     412.4      300.7        7.7       260.0
   Sterling                      753.4     293.9      459.5        7.2       103.0
   Euro                           90.3      90.3          -          -           -
                               -------   -------     ------        ---      ------
   Total at December 31, 2001  1,556.8     796.6      760.2        7.4       165.1
                               =======   =======     ======        ===      ======

The variable rate financial liabilities comprise bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for U.S. dollar, sterling and euro borrowings.

The interest rate profile of the financial assets of P&O Princess Cruises is set out in the table below:

                                            Financial            Weighted  Average
                                             assets              average     time
                                            on which             interest    over
                                  Variable     no       Fixed    rate for   which
                                    rate    interest    rate    fixed rate interest
                                  financial    is     financial financial  rate is
                           Total   assets   received   assets     assets    fixed
                           U.S.$m  U.S.$m    U.S.$m    U.S.$m       %       months
Currency:
 U.S. dollars               54.9     35.5     19.4        --        --         --
 Sterling                  100.9     95.4      5.5        --        --         --
 Euro                        2.8      1.5      1.3        --        --         --
 Other                       8.1      7.6      0.5        --        --         --
                           -----    -----     ----       ---       ---       ----
Total at December 31, 2002 166.7    140.0     26.7        --        --         --
                           =====    =====     ====       ===       ===       ====
Currency:
 U.S. dollars               16.0      1.5     14.5        --        --         --
 Sterling                   81.2     73.4      7.8        --        --         --
 Euro                        8.4      6.4       --       2.0       6.0       48.0
 Other                      21.7     20.3      1.4        --        --         --
                           -----    -----     ----       ---       ---       ----
Total at December 31, 2001 127.3    101.6     23.7       2.0       6.0       48.0
                           =====    =====     ====       ===       ===       ====

The majority of variable rate financial assets comprise bank accounts bearing interest at the applicable money market deposit rates. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets.

Liquidity risk

At December 31, 2002 P&O Princess Cruises had committed financing arranged of $1,210m (2001: $1,657m) to fund the delivery payments on four of its five ocean cruise ships on order, of which $475m relates to ship deliveries in 2003 and $735m to ship deliveries in 2004. In addition, at December 31, 2002 it had $444 (2001: U.S.$605m) of undrawn committed bank facilities with a weighted average life of five years and a further $162.1m (2001: $120.4m) of cash available for general corporate purposes, including ship purchases.

Credit risk

Management does not consider there to be any significant concentration of credit risk. Potential concentrations comprise principally cash and cash equivalents and trade debtors. P&O Princess Cruises enters into derivative transactions and maintains cash deposits with several major banks. Management periodically reviews the credit rating of the institutions and believes that any credit risk is minimal. Concentration of credit risk with respect to trade debtors is limited due to the large number of debtors comprising P&O Princess Cruises' customer base.

The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at December 31, 2002.

Fair values of financial assets and liabilities

A comparison by category of book value and fair value of P&O Princess Cruises' financial assets and liabilities is as follows:

                                                                        At December 31
                                                                   2002                2001
                                                              Book      Fair      Book      Fair
                                                             value     value     value     value
                                                             U.S.$m    U.S.$m    U.S.$m    U.S.$m
Primary financial instruments held or issued to finance P&O
Princess Cruise operations:
 Notes and bonds                                            (1,120.9) (1,177.2) (1,066.2)   (957.0)
 Other loans                                                (1,498.6) (1,510.9)   (473.9)   (484.0)
 Cash                                                          162.1     162.1     120.4     120.4
 Bank overdrafts                                               (14.5)    (14.5)    (16.7)    (16.7)
 Other investments and
 deferred consideration                                          4.6       4.6       6.9       6.9
Derivative financial instruments held or issued to hedge
currency exposure on expected future transactions:
 Forward foreign currency contracts                               --     (16.7)       --    (208.5)
 Interest rate swaps                                              --      49.6        --      13.6
                                                            --------  --------  --------  --------
                                                            (2,467.3) (2,503.0) (1,429.5) (1,525.3)
                                                            ========  ========  ========  ========

The notional principal amount of derivative financial instruments held as hedges against currency exposures on ship capital expenditure is $690.2m (2001:
$924.2m) in respect of forward foreign currency contracts and $798.3m (2001:
$741.8m) in respect of currency and interest rate swaps providing hedges against currency and interest rate exposure on loans.

The fair value of notes and bonds is based on quoted market price or if these are not available the quoted market price of comparable debt.

Other loans, which include short term borrowings and bank term loans, are largely at variable interest rates and therefore the book value approximates to the fair value.

The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

The fair value of other investments and deferred consideration is based on the estimated recoverable amount.

The fair value of derivative financial instruments are discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Hedging

When P&O Princess Cruises' businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are normally hedged using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The most significant of P&O Princess Cruises' foreign currency commitments of this nature are in respect of certain new build cruise ships under construction. The periods of the forward contracts match the expected cash flows of the capital commitments, usually between three and five years. Other cruise ships have been ordered in currencies matching the main functional currencies in which these ships will generate their revenue.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on currency swaps, interest rate swaps and forward currency contracts are as follows:

                                                                                              Net gains/
                                                                            Gains   (Losses)   (losses)
                                                                            U.S.$m   U.S.$m     U.S.$m
At January 1, 2002                                                            18.1    (213.0)     (194.9)
(Gains)/losses arising before January 1, 2002 that were
recognized during the year ended December 31, 2002                            (1.5)     57.9        56.4
                                                                              ----    ------      ------
Gains/(losses) arising before January 1, 2002 that were not recognized
  during the year ended December 31, 2002                                     16.6    (155.1)     (138.5)
Gains/(losses) arising in the year that were not recognized during the year
  ended December 31, 2002                                                     62.7     108.7       171.4
                                                                              ----    ------      ------
Gains/(losses) at December 31, 2002                                           79.3     (46.4)       32.9
                                                                              ----    ------      ------
Of which:
Gains/(losses) expected to be recognized in less than one year                 9.4     (43.9)      (34.5)
Gains/(losses) expected to be recognized after more than one year             69.9      (2.5)       67.4
                                                                              ----    ------      ------
Gains/(losses) at December 31, 2002                                           79.3     (46.4)       32.9
                                                                              ----    ------      ------

Of which:

  Gains/(losses) on contracted capital expenditure on ships 27.6 (42.7) (15.1)
  Gains/(losses) on other hedges                            51.7  (3.7)  48.0
                                                            ---- -----  -----
  Gains/(losses) at December 31, 2002                       79.3 (46.4)  32.9
                                                            ==== =====  =====

The underlying commitments, after taking these contracts into account, are reflected within note 24.

27 Investment in subsidiaries

The principal operating subsidiaries at December 31, 2002 were:

                                                                   Percentage of
                                                    Country of      equity share
                                                Incorporation/  capital owned at
                                                  Registration December 31, 2002 Business Description
P&O Princess Cruises International Ltd.                England        100%+       Passenger Cruising
Alaska Hotel Properties LLC                             U.S.A.        100%          Hotel Operations
Brittany Shipping Corporation Ltd.                     Bermuda        100%                 Shipowner
Corot Shipping Corporation (Sociedade
  Unipessoal) Lda                                     Portugal        100%                 Shipowner
CP Shipping Corporation Ltd                            Bermuda        100%                 Shipowner
Fairline Shipping Corporation Ltd                      Bermuda        100%                 Shipowner
Fairline Shipping International Corporation Ltd        Bermuda        100%                 Shipowner
GP2 Ltd                                                Bermuda        100%                 Shipowner
GP3 Ltd                                                Bermuda        100%                 Shipowner
Princess Cruises (Shipowners) Ltd                      England        100%        Passenger cruising
P&O Travel Ltd                                         England        100%              Travel agent
Princess Cruise Lines Ltd                              Bermuda        100%        Passenger cruising
Princess Tours Ltd                                     England        100%                  Shipower
Royal Hyway Tours Inc                                   U.S.A.        100%                Land tours
Sitmar International SRL                                Panama        100%           Holding company
Tour Alaska LLC                                         U.S.A.        100%                Rail tours
+ Held directly by the Company.

28   Summary differences between UK and U.S. GAAP

Accounting principles

These financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from U.S. GAAP. A description of the relevant accounting principles which differ materially is given below.

Treasury stock

Under UK GAAP, the Company's shares held by employee share trusts are included at cost in fixed asset investments and are written down to the amount payable by employees over the vesting period of the options. Under U.S. GAAP, such shares are treated as treasury shares and are included in shareholders' equity.

Depreciation

Under UK GAAP, until December 31, 1999 certain freehold properties were not depreciated. Under U.S. GAAP useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

Goodwill and contingent consideration

Under UK GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within shareholders' funds. Under U.S. GAAP this consideration is not recognized until the consideration is settled.

In June 2001 the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 141-Business Combinations and SFAS No. 142-Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

The Group adopted the provisions of SFAS No. 141 as at July 1, 2001 and SFAS No. 142 as at January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful economic life are not amortized. Goodwill and indefinite life intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through to December 31, 2001. Amortization of such assets ceased on January 1, 2002 upon adoption of SFAS No.
142. Accordingly, goodwill amortization recognized under UK GAAP from January 1, 2002 has been reversed for the purposes of U.S. GAAP.

Upon adoption of SFAS No. 142 the Group was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria SFAS No. 141 for recognition separate from goodwill. The Group was also required to reassess the useful lives and residual values of all intangibles acquired and to make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful economic lives, the Group was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Group to recognize an impairment loss.

In connection with the SFAS No. 142 transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill is impaired as of date of adoption. To accomplish this the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Group was required to determine the fair value of each reporting unit and compare it with the carrying value of the reporting unit within six months of January 1, 2002. This transitional impairment test upon the adoption of SFAS No. 142 did not result in an impairment charge. The Group performed the annual impairment test in December 2002 and determined that goodwill was not impaired.

Marketing and promotion costs

Under UK GAAP, marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. U.S. GAAP requires that these costs are expensed in the financial year incurred.

Relocation costs

The Group had accrued expenses relating to the relocation of employees which under UK GAAP are recognizable as liabilities. Under U.S. GAAP these costs may not be recognized until incurred by the employees.

Employee share incentives

The executive schemes

Under UK GAAP the intrinsic value of shares or rights to acquire shares when the rights are granted, less contributions by employees, is charged in arriving at operating profit. If this forms part of a long term incentive scheme the charge in the profit and loss account is spread over the period to which the schemes' performance criteria relate, otherwise recognition occurs when shares or rights are granted. Under U.S. GAAP, compensation expense is recognized for the difference between the market price of the shares and the exercise price for performance plans and variable plans. The amount of compensation expense is adjusted each accounting period based on the value of shares for both types of plan and also upon the estimated achievement of the performance criteria for the performance plans, until the date at which the number of shares and the exercise price are known.

SAYE scheme

When employed by P&O, certain employees of P&O Princess Cruises were eligible to participate in the P&O save as you earn (''SAYE'') share option scheme. P&O Princess Cruises does not operate a SAYE scheme. U.K. GAAP does not recognize the cost of SAYE discounts in financial statements. U.S. GAAP requires the full discount given to employees on the market price of shares provided as part of a 'non-compensatory plan' (such as the SAYE scheme) to be charged to the profit and loss account when it is greater than that which would be reasonable in an offer of shares to shareholders or others.

Pensions

Under UK GAAP, pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

U.S. GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. U.S. GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

During 2001 one of the multi-employer schemes in which the Group participates, the MNRPF, closed its fund for future benefit accrual. Under UK GAAP, the Group is recognizing this liability over the period in which the funding deficit is being made good which approximates to expected remaining service lives of employees in the scheme. Under U.S. GAAP, the Group has accounted for its share of the scheme's net pension liability with an expense of $3.7m being recognized in 2002 (2001: $15.1m).

Derivative instruments and hedging activities

Under UK GAAP, gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), ''Accounting for Derivative Instruments and Hedging Activities'', as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged items, or, for forecast transactions, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings. This statement became effective for P&O Princess Cruises on January 1, 2001, and a transition adjustment of $9.0m was debited to reserves on implementation as the cumulative effect of U.S. GAAP accounting policy change.

In accordance with SFAS 133, U.S. GAAP assets are increased by $103.3m and liabilities by $114.9m at December 31, 2002 (2001: U.S. GAAP assets increased by $214.3m and liabilities by $219.3m). Cash flow hedges of $3.3m have been taken to other comprehensive income.

Taxes

Deferred Tax

Following the implementation of FRS19 'Deferred tax', under both UK and U.S. GAAP deferred taxes are accounted for on all temporary differences. Deferred tax can also arise in relation to the tax effect of the other U.S. GAAP adjustments. During 2001, the Group elected to enter the UK tonnage tax regime, as a result of which temporary timing differences in respect of fixed assets within the scheme became permanent differences. The deferred tax liabilities in respect of these assets have therefore been released under both UK and U.S. GAAP.

Implementation of FRS 19 'Deferred Tax'

Following the implementation of FRS 19 "Deferred tax" as detailed in note 1, the reconciliation of UK profit and shareholders' funds to U.S. GAAP has been restated for 2001 and 2000. In 2001 the impact on the U.S. GAAP reconciliation is a decrease in the ''Taxes'' U.S. GAAP adjustment to profit of $96.8m and an increase of $11.3 in the ''Taxes'' U.S. GAAP adjustment to shareholders' funds. In 2000, the effect is a reduction in the ''Taxes'' U.S. GAAP adjustment to profit of $16.1m and a reduction in the ''Taxes'' U.S. GAAP adjustment to shareholders' funds of $108.1m.

Other taxes

The Group incurred income tax in 2001 as a result of taxable gains on intercompany transactions that were undertaken to maximize its tax efficiency. Under U.K. GAAP, this was charged to the profit and loss account. Under U.S. GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortized over 25 years.

Dividends

Under UK GAAP dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under U.S. GAAP dividends are accounted for in the period in which they are declared.

Transaction Costs

In 2001, it was expected that the proposed dual listed company transaction with Royal Caribbean Cruises Ltd would be accounted for under UK GAAP using merger accounting principles with the costs of carrying out the combination being expensed to the profit and loss account when the combined group came into existence. When the P&O Princess Cruises Board withdrew its recommendation for this proposed transaction in October 2002, these costs were expensed under UK GAAP. Under U.S. GAAP it was intended that the proposed transaction would be accounted for using the purchase method of accounting with P&O Princess Cruises being treated as the acquiree. Accordingly, under U.S. GAAP the costs incurred by P&O Princess Cruises in connection with the proposed combination were expensed to the profit and loss account as incurred.

Assets and liabilities

Current assets under UK GAAP of U.S.$20.4m (2001: U.S.$8.6m) would be reclassified as non current assets under U.S. GAAP.

Provisions for liabilities and charges under UK GAAP of U.S.$nil (2001:
U.S.$0.2m) would be reclassified as Creditors--amounts falling due within one year under U.S. GAAP.

Deferred financing costs of US$17.6m included within Creditors: amounts falling due after more than one year, under UK GAAP would be reclassified as "Other assets" under U.S. GAAP.

The effects of these differing accounting principles are shown below:

Summary Group income statement

                                                  2002
                                                   UK        2002       2002      2001      2000
                                                  GAAP    Adjustments U.S.GAAP  U.S.GAAP  U.S.GAAP
                                                 U.S.$m     U.S.$m     U.S.$m    U.S.$m    U.S.$m
Revenues                                         2,526.8       --      2,526.8   2,451.0   2,423.9
Expenses
Operating                                       (1,576.6)      --     (1,576.6) (1,584.1) (1,558.0)
Marketing, selling and administrative             (477.6)     5.5       (472.1)   (381.5)   (353.7)
Depreciation and amortization                     (173.9)     4.7       (169.2)   (146.5)   (143.9)
                                                --------     ----     --------  --------  --------
                                                (2,228.1)    10.2     (2,217.9) (2,112.1) (2,055.6)
                                                --------     ----     --------  --------  --------
Operating income before income from
  affiliated operations                            298.7     10.2        308.9     338.9     368.3
Income from affiliated operations                     --       --           --       0.1       0.7
                                                --------     ----     --------  --------  --------
Operating income                                   298.7     10.2        308.9     339.0     369.0
                                                --------     ----     --------  --------  --------
Non-operating income (expense)
Interest income                                      6.0       --          6.0       7.7       2.5
Interest expense, net of capitalized interest      (80.0)    (3.3)       (83.3)    (61.8)    (51.8)
Other income (expense)                               1.2       --          1.2      (1.8)     (6.5)
Income tax (expense) credit                        (17.1)    (2.8)       (19.9)    151.2     (56.9)
Minority interest                                     --       --           --      (0.1)     (2.6)
                                                --------     ----     --------  --------  --------
                                                   (89.9)    (6.1)       (96.0)     95.2    (115.3)
                                                --------     ----     --------  --------  --------
Profit attributable to ordinary shareholders in
  accordance with U.S. GAAP before
  cumulative effect of accounting policy
  change                                           208.8      4.1        212.9     434.2     253.7
Cumulative effect of accounting policy change
  in respect of derivative instruments and
  hedging activities                                  --       --           --      (9.0)       --
                                                --------     ----     --------  --------  --------
Profit attributable to ordinary shareholders in
  accordance with U.S. GAAP                        208.8      4.1        212.9     425.2     253.7
                                                ========     ====     ========  ========  ========

Adjustments to profit attributable to ordinary shareholders


                                                                           2002    2001     2000
                                                                          U.S.$m  U.S.$m   U.S.$m
                                                                                 Restated Restated
                                                                                 (note 1) (note 1)
Profit attributable to ordinary shareholders in accordance with UK GAAP   208.8   383.1    258.0
U.S. GAAP adjustments
   Depreciation                                                             0.4     0.4      0.4
   Goodwill and contingent consideration                                    4.3     1.2      0.3
   Marketing and promotion costs                                           (3.2)    5.2     (8.3)
   Relocation costs                                                        (2.0)    2.0        -
   Employee share incentives (i)                                            1.8    (5.1)     1.9
   Pensions (ii)                                                           (3.0)  (14.2)     0.9
   Derivative instruments and hedging activities                           (3.3)    4.0       --
   Tax effect of U.S. GAAP adjustments                                       --    (3.9)     0.5
   Taxes                                                                   (2.8)   73.4       --
   Transaction costs                                                       11.9   (11.9)      --
                                                                          -----   -----    -----
Profit attributable to ordinary shareholders in accordance with U.S. GAAP
  before cumulative effect of accounting policy change                    212.9   434.2    253.7
                                                                          -----   -----    -----
Cumulative effect of U.S. GAAP accounting policy change in respect of
  derivative instruments and hedging activities                              --    (9.0)      --
                                                                          -----   -----    -----
Profit attributable to ordinary shareholders in accordance with U.S. GAAP 212.9   425.2    253.7
                                                                          -----   -----    -----
Earnings per share
Basic earnings per share in accordance with U.S. GAAP (in cents)
 before cumulative effect of accounting policy change                      30.7    62.8     37.1
 after cumulative effect of accounting policy change                       30.7    61.5     37.1
Diluted earnings per share in accordance with U.S. GAAP (in cents)
 before cumulative effect of accounting policy change                      30.6    62.5     37.1
 after cumulative effect of accounting policy change                       30.6    61.2     37.1
                                                                          -----   -----    -----
Weighted average number of shares used in basic earnings per share
  calculation (millions)                                                  692.4   691.5    684.2
Weighted average number of shares used in diluted earnings per share
  calculation (millions)                                                  695.6   694.8    684.2

Goodwill and other intangible assets - adoption of SFAS No. 142

                                                                          2002   2001   2000
                                                                         U.S.$m U.S.$m U.S.$m
Reported profit attributable to ordinary shareholders in accordance with
  U.S. GAAP                                                              212.9  425.2  253.7
Add back goodwill amortization                                              --    2.9    2.0
                                                                         -----  -----  -----
Adjusted profit attributable to ordinary shareholders in accordance with
  U.S. GAAP                                                              212.9  428.1  255.7
                                                                         -----  -----  -----
Basic earnings per share in accordance with U.S. GAAP (cents)
Reported basic earnings per share in accordance with U.S. GAAP            30.7   61.5   37.1
Add back goodwill amortization                                              --    0.4    0.3
                                                                         -----  -----  -----
Adjusted basic earnings per share in accordance with U.S. GAAP            30.7   61.9   37.4
                                                                         -----  -----  -----
Diluted earnings per share in accordance with U.S. GAAP (cents)
Reported diluted earnings per share in accordance with U.S. GAAP          30.6   61.2   37.1
Add back goodwill amortization                                              --    0.4    0.3
                                                                         -----  -----  -----
Adjusted diluted earnings per share in accordance with U.S. GAAP          30.6   61.6   37.4
                                                                         -----  -----  -----

Adjustments to shareholders' funds

                                                      2002     2001     2000
                                                     U.S.$m   U.S.$m   U.S.$m
                                                             Restated Restated
                                                             (note 1) (note 1)
  Shareholders' funds in accordance with U.K. GAAP  2,813.8  2,629.4  2,355.5
     U.S. GAAP adjustments
     Treasury stock                                    (2.9)    (3.3)      --
     Depreciation                                     (10.9)   (11.3)   (11.7)
     Goodwill and contingent consideration            (51.7)   (45.3)   (46.5)
     Marketing and promotion costs                    (87.9)   (84.7)   (89.9)
     Relocation costs                                    --      2.0       --
     Pensions (ii)                                    (15.3)   (12.3)     1.9
     Derivative instruments and hedging activities    (11.6)    (5.0)      --
     Tax effect of U.S. GAAP adjustments                 --       --      3.9
     Taxes (iii)                                       70.6     73.4       --
     Dividends                                         20.8     20.8     83.1
     Transaction Costs                                   --    (11.9)      --
                                                    -------  -------  -------
  Shareholders' funds in accordance with U.S. GAAP  2,724.9  2,551.8  2,296.3
                                                    =======  =======  =======

The following table reconciles shareholders' funds under U.S. GAAP:

                                                     2002     2001     2000
                                                    U.S.$m   U.S.$m   U.S.$m
  Shareholders funds opening balance               2,551.8  2,296.3  2,006.8
  Profit for year under U.S. GAAP                    212.9    434.2    253.7
  Add back share options as taken through reserves    (1.8)     5.1     (1.2)
  Treasury stock                                        --     (3.3)      --
  Foreign exchange reserve movement                   44.6    (26.2)    (5.5)
  Dividend                                           (83.2)  (145.5)      --
  Investment by P&O                                     --       --      1.2
  New shares issued                                    3.9      0.2     41.3
  Implementation of FAS 133                             --     (9.0)      --
  FAS 133 cash flow hedge                             (3.3)      --       --
                                                   -------  -------  -------
  Shareholders funds closing balance               2,724.9  2,551.8  2,296.3
                                                   =======  =======  =======


(i) Employee share incentives

The profit and loss account charge/(credit) in respect of employee stock compensation schemes was U.S.$0.7m in 2002 and nil in each of the two years ended December 31, 2001 under U.K. GAAP, and U.S.$(1.1)m (2001: U.S.$5.1m, 2000: U.S.$(1.9)m) under U.S. GAAP.

P&O Princess Cruises has adopted the disclosures of SFAS No. 123, 'Accounting for Stock-Based Compensation', but continues to measure its stock-based compensation expense under U.S. GAAP in accordance with APB 25 and its related interpretations. If P&O Princess Cruises had measured compensation costs for the P&O Princess Cruises stock options that were granted to its employees in 2002, 2001 and 2000 under the fair value based method prescribed by SFAS 123, the net profit would have been the illustrative amounts shown below.

                                                   2002    2001     2000
                                                  U.S.$m  U.S.$m   U.S.$m
                                                         Restated Restated
                                                         (note 1) (note 1)
     Profit attributable to ordinary shareholders
     As reported under U.S. GAAP                   212.9    425.2    253.7
     Pro forma under U.S. GAAP                     208.5    421.6    250.2

The weighted average fair value of options granted to P&O Princess Cruises employees was U.S.$2.84. Equivalent fair values in 2001 and 2000 in respect of options over P&O Princess Cruises ordinary shares were U.S.$3.78 and U.S.$1.91 respectively.

These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

The fair value of grants during the year have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions; expected dividend yields of 1.7% (2001: 3.0%, 2000: 2.5%); expected volatility of 51.4% (2001: 72.5%, 2000: 42.0%); risk free interest rates of 3.75% (2001: 5.0%, 2000: 5.8%) and expected option lives of up to six years.

(ii)Pensions

For the purposes of U.S. GAAP, the pension costs of The P&O Pension Scheme and of its successor, The P&O Princess Cruises Pension Scheme have been restated in the following tables in accordance with the requirements of SFAS No. 87. The changes in projected benefit obligations, plan assets and details of the funded status of the plan, under SFAS No. 87 and SFAS No. 132 are as follows:

                                                  2002    2001    2000
                                                 U.S.$m  U.S.$m  U.S.$m
        Change in projected benefit obligation:
        Benefit obligation at beginning of year    58.7    50.9    49.0
        Service cost                                5.0     4.9     4.8
        Interest cost                               3.3     2.8     2.7
        Exchange                                    7.6    (1.8)   (3.7)
        Actuarial loss                              5.5     1.9    (1.9)
                                                   ----    ----    ----
        Benefit obligation at end of year          80.1    58.7    50.9
                                                   ====    ====    ====
        Change in plan assets:
        Fair value at beginning of year            66.1    58.4    49.4
        Actual return on plan assets               (1.7)    4.4     0.7
        Group contribution                          3.0     4.4    11.0
        Participant contributions                   1.0     1.1     1.0
        Exchange                                    7.4    (2.2)   (3.7)
                                                   ----    ----    ----
        Fair value of plan assets at end of year   75.8    66.1    58.4
                                                   ====    ====    ====
        Reconciliation of funded status:
        Funded status of the plan                  (4.3)    7.4     7.5
        Unamortized transition asset               (0.1)   (0.2)   (0.3)
        Unamortized actuarial net loss             14.4     2.5     1.8
                                                   ----    ----    ----
        Prepaid pension cost                       10.0     9.7     9.0
                                                   ====    ====    ====
        Components of net periodic benefit cost
        Service cost                                6.0     4.9     4.8
        Interest cost                               3.3     2.8     2.7
        Expected return on assets                  (3.8)   (3.4)   (3.4)
        Members' contribution                      (1.0)   (1.0)   (0.9)
        Net amortizations
           Transition asset                        (0.1)   (0.1)   (0.1)
           Actuarial loss                           0.3     0.2      --
                                                   ----    ----    ----
        Net periodic benefit cost                   4.7     3.4     3.1
                                                   ====    ====    ====

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the United Kingdom, in which the plan is situated. The rates used for calculation of period end benefit obligations and forecast benefit cost in the plan for SFAS No. 132 purposes were as follows:

                                                      2002 2001 2000
                                                       %    %    %
           Discount rate                              5.1  5.5  5.8
           Long-term rate of increase in remuneration 4.0  4.0  4.0
           Expected long-term return on assets        5.1  5.5  6.8

P&O Princess Cruises has no material liabilities for post-retirement benefits other than pensions.

(iii) Deferred taxes

The following table sets out the significant components of P&O Princess Cruises' deferred tax liability determined on a U.S. GAAP basis:

                                                    2002    2001     2000
                                                   U.S.$m Restated Restated
                                                           U.S.$m   U.S.$m
    Deferred tax liabilities:
    Accelerated capital allowances on fixed assets    7.2      6.7    203.8
                                                     ----     ----    -----
    Net deferred liability under U.S. GAAP            7.2      6.7    203.8
                                                     ----     ----    -----
    Net deferred tax liability under UK GAAP         11.8     11.3    203.8
                                                     ----     ----    -----

Cash flow statements

The cash flow statements have been prepared in conformity with UK Financial Reporting Standard 1 (Revised) 'Cash Flow Statements'. The principal differences between these statements and cash flow statements presented in accordance with SFAS No. 95 are as follows:

(a)Under UK GAAP net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance (b) taxes paid and (c) dividends received from joint ventures. Under U.S. GAAP, net cash flow from operating activities is determined after these items.

(b)Under UK GAAP, capital expenditure is classified separately while under U.S. GAAP, it is classified as an investing activity.

(c)Under UK GAAP movements in bank overdrafts are classified as movements in cash while under U.S. GAAP they are classified as a financing activity.

(d)Under UK GAAP equity dividends paid to shareholders are classified separately, under U.S. GAAP they are classified as a financing activity.

Set out below is a summary cash flow statement under U.S. GAAP:

                                                                       2002     2001    2000
                                                                      U.S.$m   U.S.$m  U.S.$m
Net cash inflow from operating activities                               478.5   255.5   422.1
Net cash outflow from investing activities                           (1,153.4) (592.5) (795.5)
Net cash inflow from financing activities                               728.1   204.0   564.8
Exchange translation effect on cash                                     (11.5)    6.2    (7.4)
                                                                     --------  ------  ------
Net increase/(decrease) in cash and cash equivalents under U.S. GAAP     41.7  (126.8)  184.0
Cash and cash equivalents at beginning of year                          120.4   247.2    63.2
                                                                     --------  ------  ------
Cash and cash equivalents at end of year                                162.1   120.4   247.2
                                                                     ========  ======  ======

New U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143 - 'Accounting for Asset retirement obligations'. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted by the Group in the 2003 fiscal year. The Group has not yet determined the impact of adopting SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. The impact of adopting SFAS No. 145 on the results of operations and financial position of the Group remains to be evaluated.

In July 2002, the FASB issued SFAS No. 146 ('SFAS 146'), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies Emerging issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initial measurement be at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002, although earlier adoption is encouraged. The impact of adopting SFAS No. 146 on the results of operations and financial position of the Group remains to be evaluated.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others" (FIN 45), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognise a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB statement No. 123". SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 5, 2002. The Company has not decided yet if it will adopt the transition provisions of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities-"VIES") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds reasonable interest that it acquired before February 1, 2003. The Group is currently evaluating the impact the adoption of FIN 46 will have on its financial statements.

29  Post balance sheet event

On 7 January 2003, the P&O Princess Cruises board approved the proposed DLC transaction with Carnival Corporation and agreed to recommend to the P&O Princess Cruises shareholders that they vote in favour of the resolution to implement the DLC structure. In the early morning of 8 January 2003, Carnival and P&O Princess signed the implementation agreement setting out the terms and conditions for the implementation of the DLC structure. Completion of the DLC transaction is conditional on certain events, including approval by the shareholders of both P&O Princess Cruises and Carnival.

Directors' remuneration

Fees, Salaries and Bonuses

The remuneration of the directors, excluding pension benefits, is set out in the following table. For the year ended 31 December 2000, the directors only received remuneration from 23 October 2000, the date of demerger from P&O.

As part of their annual bonus, the Chairman and the other executive directors of P&O Princess receive a share award which comprises shares to the value of the amount shown in the table. In accordance with the terms of the deferred bonus and co-investment matching plan, the share awards are subject to a three-year retention period and are eligible for a corresponding matching award.

                                             2002
                      Fees Salaries Cash bonus Share Award Benefits Total
                      $000   $000      $000       $000       $000   $000
      Lord Sterling    --     497      186         186        11      880
      Peter Ratcliffe  --     800      400         400        48    1,648
      Nick Luff        --     406      152         152        26      736
      Baroness Hogg    49      --       --          --        --       49
      Sir John Parker  78      --       --          --        --       78
      Peter Foy       156      --       --          --        --      156
      Horst Rahe       38      --       --          --        --       38
                      ---   -----      ---         ---        --    -----
                      321   1,703      738         738        85    3,585
                      ===   =====      ===         ===        ==    =====

                                             2001
                      Fees Salaries Cash bonus Share Award Benefits Total
                      $000   $000      $000       $000       $000   $000
      Lord Sterling    --     476       68          68         7      619
      Peter Ratcliffe  --     800      151         151        38    1,140
      Nick Luff        --     389       55          55        27      526
      Baroness Hogg    47      --       --          --        --       47
      Sir John Parker  36      --       --          --        --       36
      Peter Foy        80      --       --          --        --       80
      Horst Rahe       23      --       --          --        --       23
                      ---   -----      ---         ---        --    -----
                      186   1,665      274         274        72    2,471
                      ===   =====      ===         ===        ==    =====

                                             2000
                      Fees Salaries Cash bonus Share Award Benefits Total
                      $000   $000      $000       $000       $000   $000
      Lord Sterling    --     95        --          38         1     134
      Peter Ratcliffe  --    150        --          77         8     235
      Nick Luff        --     78        --          29         2     109
      Baroness Hogg    12     --        --          --        --      12
      Sir John Parker   9     --        --          --        --       9
      Peter Foy        12     --        --          --        --      12
      Horst Rahe       --     --        --          --        --      --
                       --    ---        --         ---        --     ---
                       33    323        --         144        11     511
                       ==    ===        ==         ===        ==     ===

With the exception of amounts paid to Peter Ratcliffe, the remuneration of directors was in sterling and has been converted into U.S. dollars at the average rate for the relevant year.

P&O Princess retains a serviced apartment in London at an annual rent of (Pounds)120,800 (2001: (Pounds)119,600). This is used by executives, including Peter Ratcliffe, for accommodation while visiting London on business for P&O Princess.

Pensions

The Chairman and the non-executive directors of P&O Princess do not receive any pension benefits from the company.

Details of the retirement benefits of directors arising from their participation in defined-benefit pension arrangements are set out below:

Year ended 31 December 2002

                                                             Transfer value
                                               2002 increase of increase in
                                                in accrued       accrued
                                                 benefits    benefits net of
                     Age at    Accrued benefit   excluding     directors'
                   31 Dec 2002 at 31 Dec 2002    inflation    contributions
                                    $000           $000           $000
   Peter Ratcliffe     54            492            10             123
   Nick Luff           35             51             2               1

Year ended 31 December 2001

                                                2001 increase
                                                 in accrued    Directors'
                                                  benefits    contributions
                      Age at    Accrued benefit   excluding    paid in the
                    31 Dec 2001 at 31 Dec, 2001   inflation      period
                                     $000           $000          $000
    Peter Ratcliffe     53            474            10            --
    Nick Luff           34             46             4             6

Year ended 31 December 2000

                                                2000 increase
                                                 in accrued    Directors'
                                                  benefits    contributions
                      Age at    Accrued benefit   excluding    paid in the
                    31 Dec 2000 at 31 Dec 2000    inflation      period
                                     $000           $000          $000
    Peter Ratcliffe     52            456             3             8
    Nick Luff           33             44            --             1

The accrued benefit is that pension which would be paid annually on retirement at 60, the normal retirement age under the principal pension scheme of which the directors are members, based on service to 31 December 2002.

The presentation of disclosure regarding directors' retirement benefits arising from their participation in defined-benefit pension arrangements was changed in 2002 following implementation of the Directors' Remuneration Report Regulations 2002.

Peter Ratcliffe is also a member of a defined-contribution 401(k) plan and the contribution payable by P&O Princess in respect of 2002 was $11,000 (2001, $10,200; 2000 for two months only, $2,000).

P&O Princess also operates a funded unapproved retirement benefit scheme for Nick Luff. This operates on a defined contribution basis and the total amount payable by P&O Princess during 2002 was (Pounds)58,800 ($88,400) (2001, (Pounds)63,600 ($91,600); 2000 for two months only, (Pounds)8,900 ($13,500)).

Early retirement

In the event of compulsory early retirement, or voluntary early retirement after the age of 55, Peter Ratcliffe would receive a minimum pension of two thirds of final salary. In the event of voluntary retirement before the age of 55, the minimum pension is reduced pro rata for actual service compared with potential service to age 60. In the event of voluntary retirement after the age of 50, Nick Luff would receive a pension determined according to actual pensionable service, reduced to take account of payment prior to normal retirement age. In the event of compulsory early retirement after the age of 53, no such reduction would be made.

Peter Ratcliffe's service in the Supplemental Plan commenced on 1 September 1986. As his service exceeds 15 years, the maximum pension will be payable on retirement. However, there is an actuarial reduction if a pension is drawn under the age of 55 following voluntary early retirement.

Death-in-service benefits

The schemes provide death-in-service benefits to Peter Ratcliffe and Nick Luff. In the event of death before retirement, a lump sum is payable (of four times basic salary or pensionable earnings, whichever is the higher, or, if applicable, four times the earnings cap at the date of death) together with a refund of the member's contributions. In addition, a spouse's or dependant's pension is payable, equivalent to 66% of the pension (prior to commutation) that would have been payable to the member had he continued in service until normal retirement date. Children's pensions of 25% of the spouse's pension may also be payable. As the death-in-service benefits provided Nick Luff are restricted by Inland Revenue limits, and as Lord Sterling is not a member, additional life assurance cover is purchased on their behalf.

Pensions are also provided in the event of the total incapacity or ill-health of a member.

Directors' interest in shares

31 December 2002

Lord Sterling

                             P&O     P&O
                 Ordinary   LTIP     LTIP   Share  Matching  Share
                  shares   Options  Awards  Awards  Awards  options   Total
 At 1 Jan 2002  1,021,019  192,216 157,667   7,549 165,703  367,814 1,911,968
 Dividend adj.         --    4,509   2,283     377      --       --     7,169
 Disposals        (31,804)      --      --      --      --       --   (31,804)
 Grant                 --       --      --  11,497  60,782       --    72,279
 Lapse                 --       --      --      -- (75,633)      --   (75,633)
 Exercise          79,269       -- (79,269)     --      --       --        --
                ---------  ------- -------  ------ -------  ------- ---------
 At 31 Dec 2002 1,068,484  196,725  80,681  19,423 150,852  367,814 1,883,979
                =========  ======= =======  ====== =======  ======= =========

Peter Ratcliffe

                                      P&O
                Ordinary  P&O LTIP    LTIP   Share  Matching  Share
                 shares   Options    Awards  Awards  Awards  options   Total
 At 1 Jan 2002     2,500   210,946  171,384  59,604 221,594  282,700   948,728
 Dividend adj         --     4,030    2,482   1,860      --       --     8,372
 Disposals      (150,713)       --       --      --      --       --  (150,713)
 Grant                --        --       --  26,165 112,069  207,500   345,734
 Lapse                --        --       --      -- (82,211)      --   (82,211)
 Exercise        301,141  (214,976) (86,165)     --      --       --        --
                --------  --------  -------  ------ -------  ------- ---------
 At 31 Dec 2002  152,928        --   87,701  87,629 251,452  490,200 1,069,910
                ========  ========  =======  ====== =======  ======= =========

Nick Luff

                               P&O     P&O
                  Ordinary    LTIP     LTIP   Share  Matching  Share
                   shares    Options  Awards  Awards  Awards  options  Total
 At 1 Jan 2002       31,451    --     73,486  24,157 128,925  219,491 477,510
 Dividend adj            --    --      1,064     730      --       --   1,794
 Purchases            2,000    --         --      --      --       --   2,000
 Disposals          (14,823)   --         --      --      --       -- (14,823)
 Grant                   --    --         --   9,394  49,599  112,586 171,579
 Lapse                   --    --         --      -- (35,251)      -- (35,251)
 Exercise            36,946    --    (36,946)     --      --       --      --
                 ----------    --    -------  ------ -------  ------- -------
 At 31 Dec 2002      55,574    --     37,604  34,281 143,273  332,077 602,809
                 ==========    ==    =======  ====== =======  ======= =======

 Baroness Hogg        6,240
 Sir John Parker     10,000
 Peter Foy           16,450
 Horst Rahe      11,366,415

The ordinary shares for 2002 above include 33,888 shares, 42,952 shares and 45,274 shares, in the case of Lord Sterling, Peter Ratcliffe and Nicholas Luff respectively, that have been designated as 'Invested Shares' for the purpose of the deferred bonus and co-investment matching plan. As described below, matching awards have been granted to each individual in respect of the ordinary shares they have designated as Invested Shares.

P&O LTIP Options

P&O LTIP Options are options over ordinary shares granted on 24 October 2000 to directors who, through arrangements put in place for the purposes of the demerger from P&O, exchanged fully-vested awards previously granted under P&O incentive schemes for such options. The options are exercisable on payment of (Pounds)1 and will lapse on 27 March 2005. The market value of the shares at the date of grant was (Pounds)2.92 per share. The number of shares to which P&O LTIP Options relate increased during 2001 and 2002 due to shares allocated or purchased by the trustee in lieu of dividends foregone.

P&O LTIP Awards

P&O LTIP Awards comprise two awards of ordinary shares granted on 24 October 2000 to directors who, through arrangements put in place for the purposes of the demerger from P&O, exchanged awards granted under P&O incentive schemes for which the retention period had not been completed for such awards. One half of the shares comprising an individual's P&O LTIP Award represented a 2001 LTIP Award and the other half represented a 2002 LTIP Award. The market value of the shares at the date of grant was (Pounds)2.92 per share. Each of Lord Sterling, Peter Ratcliffe and Nick Luff exercised their 2001 LTIP Awards on 4 March 2002.

The 2002 LTIP Awards are exercisable no earlier than the date on which P&O Princess announces its results for the year ended 31 December 2003, the retention period having been extended in line with the board's decision to extend to three years the retention period of awards granted to directors under the deferred bonus and co-investment matching plan. However, upon completion of the DLC transaction, the 2002 LTIP Awards will vest and become exercisable. Each award lapses three months after it becomes exercisable. The number of shares to which P&O LTIP Awards relate increased during 2001 and 2002 due to shares allocated by the trustee in lieu of dividends foregone. The P&O LTIP Awards are eligible for matching awards in accordance with the rules of the deferred bonus and co-investment matching plan.

Share Awards

Share Awards comprise awards of ordinary shares under the terms of the deferred bonus and co-investment matching plan. Lord Sterling, Peter Ratcliffe and Nick Luff were granted awards on 4 March 2002 in respect of their 2001 annual bonus. The market value of the shares comprising these awards on the day of grant was (Pounds)4.0775 per share. The share awards in respect of the annual bonus were granted on 19 March 2001. The number of shares to which Share Awards relate increased during 2001 and 2002 due to shares allocated by the Trustee in lieu of dividends foregone. Share Awards are eligible for Matching Awards in accordance with the rules of the deferred bonus and co-investment matching plan.

Share Awards are subject to a retention period of three years from grant. None of the awards shown above is currently vested but, if and when the proposed DLC transaction with Carnival Corporation is completed, the Share Awards will vest and be released.

Matching Awards

Matching Awards are granted in respect of P&O LTIP Awards, Share Awards and Invested Shares. Under the terms of the deferred bonus and co-investment matching plan, the actual number of shares each director would normally receive will depend on the extent to which the relevant performance conditions have been satisfied at the relevant time. However, upon completing the DLC transaction, the Matching Awards will be released to participants in full.

Matching Awards granted in respect of 2001 LTIP Awards lapsed as the relevant performance criteria had not been achieved at the time the 2001 LTIP Awards were exercised on 4 March 2002.

On 4 March 2002, Lord Sterling, Peter Ratcliffe and Nick Luff acquired 79,269 shares, 86,165 shares and 36,946 shares respectively through the exercise of 2001 LTIP Awards. A nominal consideration of (Pounds)1 per award was payable to exercise each award and the value of the shares on exercise was (Pounds)4.115 per share. The value of the awards on exercise was therefore (Pounds)326,191 ($490,591), (Pounds)354,568 ($533,270) and (Pounds)152,032 ($228,656)
respectively. The exercise of the awards gave rise to an income tax charge which was financed by the sale, on the same date, of 31,804 shares, 43,213 shares and 14,823 shares by Lord Sterling, Peter Ratcliffe and Nick Luff respectively at a price of (Pounds)4.115 pence per share. On 4 March 2002 Nick Luff purchased 2,000 shares at a price of (Pounds)4.10 per share.

On 21 November 2002, Peter Ratcliffe acquired 214,976 shares through the exercise of a P&O LTIP Option. A nominal consideration of (Pounds)1 was payable to exercise the option and the value of the shares on exercise was (Pounds)4.905 per share. The value of the option on exercise was therefore (Pounds)1,054,456 ($1,585,902). The exercise of the option gave rise to an income tax charge which was financed by the sale, on the same date, of 107,500 shares at a price of (Pounds)4.905 per share.

31 December 2001

                                   P&O    P&O
                       Ordinary   LTIP    LTIP   Share   Share
                        shares   Options Awards  Awards options   Total
      Lord Sterling    1,021,019 192,216 157,667  7,549 367,814  1,746,265
      Peter Ratcliffe      2,500 210,946 171,384 59,604 282,700    727,134
      Nick Luff           31,451      --  73,486 24,157 219,491    348,585
      Baroness Hogg        6,240      --      --     --      --      6,240
      Sir John Parker     10,000      --      --     --      --     10,000
      Peter Foy           16,450      --      --     --      --     16,450
      Horst Rahe      11,366,415      --      --     --      -- 11,366,415
                      ========== ======= ======= ====== ======= ==========

31 December 2000

                                      P&O    P&O
                          Ordinary   LTIP    LTIP    Share
                           shares   Options Awards  options   Total
          Lord Sterling   1,095,986 179,102 151,266 367,814 1,794,168
          Peter Ratcliffe     2,500 196,553 164,422 282,700   646,175
          Nick Luff          10,300      --  70,502 219,491   300,293
          Sir John Parker    10,000      --      --      --    10,000
          Peter Foy          16,450      --      --      --    16,450
                          ========= ======= ======= ======= =========

All of the ordinary shares for the year ended 31 December 2000, with the exception of those held by Sir John Parker, were allotted to directors on 23 October 2000 as a consequence of their interests in P&O deferred stock at the demerger record date. Sir John Parker purchased 10,000 shares at a price of
250.75 pence per share on 15 November 2000.

Lord Sterling and Nick Luff purchased 4,317 and 21,151 ordinary shares respectively at a price of (Pounds)3.475 pence per share on 12 March 2001. These shares have been designated invested shares in accordance with the rules of the deferred bonus and co-investment matching plan and are eligible for matching awards.

Baroness Hogg purchased 6,240 ordinary shares at a price of (Pounds)3.17 pence per share on 27 April 2001.

On 20 October 2001, Lord Sterling ceased to be interested in 79,284 ordinary shares owned by his daughter who attained the age of 18 years.

Share options

Further details of the share options granted to directors under the P&O Princess Cruises Executive Share Option Plan are set out below.

                                                                Exercisable
                    At 31 Dec
                    2000 and   Granted   31 Dec, Exercise
                      2001    3 Mar 2002  2002    price      from         to
Lord Sterling   *     12,660        --    12,660     292p 23 Oct 2000 14 Apr 2004
                *    162,758        --   162,758     292p 23 Oct 2000 22 Dec 2004
                      96,198        --    96,198     292p 23 Oct 2003 23 Oct 2010
                      96,198        --    96,198 $   4.24 23 Oct 2003 23 Oct 2010
                     -------   -------   -------
Total                367,814        --   367,814
                     =======   =======   =======
Peter Ratcliffe      282,700        --   282,700 $   4.24 23 Oct 2003 23 Oct 2010
                          --   207,500   207,500 $   5.78  3 Mar 2005  3 Mar 2012
                     -------   -------   -------
Total                282,700   207,500   490,200
                     -------   -------   -------
Nick Luff       *     37,144        --    37,144     292p 23 Oct 2000 22 Dec 2004
                *     26,413        --    26,413     292p 23 Oct 2000 24 Oct 2006
                      77,967        --    77,967     292p 23 Oct 2003 23 Oct 2010
                      77,967        --    77,967 $   4.24 23 Oct 2003 23 Oct 2010
                          --    56,293    56,293  407.75p  3 Mar 2005  3 Mar 2012
                          --    56,293    56,293 $   5.78  3 Mar 2005  3 Mar 2012
                     -------   -------   -------
Total                219,491   112,586   332,077
                     =======   =======   =======

Options marked (*) are replacement options, granted by P&O Princess in accordance with its obligations under the agreements which governed the demerger of P&O Princess from P&O in October 2000. Replacement options were granted to replace options over P&O deferred stock held by participants in P&O stock option schemes prior to the demerger which were exercised or released as part of the demerger arrangements. The number of shares over which replacement options were granted was determined by a formula which took into account the exercise price of the original option. The period in which a replacement option is exercisable is identical to that of the option it replaced. The exercise of replacement options is not subject to performance conditions.

The other options shown above were granted as part of general grants of options to a large number of executives. The exercise of such options by directors is conditional upon the growth in P&O Princess' earnings per share over a period of at least three years from grant exceeding the growth in an appropriate recognised index of retail prices by at least 3% per annum.

Upon completion of the DLC transaction, all the above options will vest and become exercisable and any performance conditions will cease to apply.

Value of shares

The value of P&O Princess' ordinary shares on 31 December 2001 was 400 pence and on 31 December 2002 was 431 pence. The highest price reached by the shares during 2002 was 520.5 pence (2001, 401.5p; 2000, 300p) and the lowest was 350 pence (2001, 180p; 2000, 245.5p).

                           P&O PRINCESS CRUISES PLC

                  CARNIVAL ACCOUNTING POLICIES RECONCILIATION

Unaudited summary of differences between P&O Princess' accounting policies under U.S. GAAP and Carnival's accounting policies for each of the three years ended 31 December 2002, 2001 and 2000

P&O Princess' accounting policies under U.S. GAAP differ in certain material respects from Carnival's accounting policies.

The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between P&O Princess' accounting policies under U.S. GAAP and Carnival's accounting policies.

Reconciliations of profit attributable to ordinary shareholders for the years ended 31 December

                                                                           2002   2001   2000
                                                                     Note U.S.$m U.S.$m U.S.$m
Profit attributable to ordinary shareholders in accordance with U.S.
  GAAP and P&O Princess accounting policies                               212.9  434.2  253.7
Carnival accounting policy adjustments
   Cruise revenues and expenses                                       A    (2.9)  (5.1)  13.4
   Dry-docking                                                        B    (5.2)   6.4   (7.5)
   Marketing and promotion costs                                      C     4.3   (1.4)   2.4
                                                                          -----  -----  -----
Profit attributable to ordinary shareholders in accordance with U.S.
  GAAP and Carnival accounting policies                                   209.1  434.1  262.0
                                                                          -----  -----  -----
Earnings per share
Basic earnings per share in accordance with U.S. GAAP and
  Carnival accounting policies (in cents)                                  30.2   62.8   38.3
Diluted earnings per share in accordance with U.S. GAAP and
  Carnival accounting policies (in cents)                                  30.1   62.5   38.3
                                                                          -----  -----  -----
Weighted average number of shares used in basic earnings per
  share calculation (millions)                                            692.4  691.5  684.2
Weighted average number of shares used in diluted earnings per
  share calculation (millions)                                            695.6  694.8  684.2


Reconciliations of shareholders' funds at 31 December

                                                                     2002     2001     2000
                                                              Note  U.S.$m   U.S.$m   U.S.$m
Shareholders' funds in accordance with U.S. GAAP and P&O
  Princess accounting policies                                     2,724.9  2,551.8  2,296.3
Carnival accounting policy adjustments
 Cruise revenues and expenses                                  A     (12.0)    (8.8)    (3.7)
 Dry-docking                                                   B     (16.5)   (10.4)   (17.0)
 Marketing and promotion costs                                 C      18.9     18.1     19.1
                                                                   -------  -------  -------
Shareholders' funds in accordance with U.S. GAAP and Carnival
  accounting policies                                              2,715.3  2,550.7  2,294.7
                                                                   -------  -------  -------

The differences in accounting treatment as a result of differences between P&O Princess' accounting policies under U.S. GAAP and Carnival's accounting policies are noted below.

(A) Cruise revenues and expenses

P&O Princess' accounting policy is to record deposits received on sales of cruises as deferred income initially and recognise them, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis at the time of the voyage. Carnival's accounting policy is to recognise these items upon completion of voyages for voyages with durations of 10 days or less, and on a pro rata basis for voyages in excess of 10 days.

(B) Drydocking

P&O Princess' accounting policy is to capitalise drydocking costs and expense them on a straight-line basis to the date of the next scheduled drydock. Carnival's accounting policy is to capitalise drydocking costs and expense them generally over one year.

(C) Marketing and promotion costs

For U.S. GAAP, P&O Princess expenses all marketing and promotion costs as incurred. Carnival expenses all such costs as incurred except costs which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed.

Report on unaudited reconciliations to Carnival accounting policies from KPMG Audit Plc

The following is the text of a report on the reconciliations to Carnival accounting policies for P&O Princess from KPMG Audit plc

[LOGO] KPMG

                               KPMG Audit Plc
                               8 Salisbury Square
                               London
                               EC4Y 8BB
                               United Kingdom

The Directors
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP

Salomon Brothers International Limited,
trading as Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square, Canary Wharf
London E14 5LB
17 March 2003

Dear Sirs

P&O Princess Cruises plc (the 'Company')

We report on the unaudited reconciliations of U.S. GAAP as applied by P&O Princess to U.S. GAAP as applied by Carnival Corporation ('the Carnival accounting policy reconciliations') for the following financial information of the Company:

(i)audited consolidated profit attributable to shareholders for the three years ended 31 December 2002; and
(ii)audited consolidated shareholders' funds as at 31 December 2000, 2001 and 2002.

The reconciliations, which have been prepared for illustrative purposes only, are set out in Section 3, Part B of the circular to shareholders dated 17 March 2003.

Responsibility

It is the responsibility solely of the directors of the Company to prepare the Carnival accounting policy reconciliations in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority. It is our responsibility to form an opinion, as required by the Listing Rules, on the reconciliations and to report our opinion to you.
Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work consisted primarily of making enquiries of management of P&O Princess to establish the accounting policies which were applied in the preparation of the financial information.

We have considered the evidence supporting the reconciliations and discussed the reconciliations with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the Carnival accounting reconciliations have been properly compiled on the basis set out therein. Further, in our opinion, the adjustments made are those appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with U.S. GAAP as applied by Carnival Corporation.

Yours faithfully

KPMG Audit Plc

                                   SECTION 4

                       INFORMATION ON THE COMBINED GROUP

Part A.    Description of the Combined Group

This description of the Combined Group assumes completion of the DLC transaction. The DLC transaction is conditional on certain events, including approval by the shareholders of both P&O Princess and Carnival.

The implementation of the DLC structure will involve a strategic combination of the businesses of Carnival and P&O Princess. The two companies will have a single senior executive management team and identical boards of directors, and will be operated as if they were a single economic enterprise.

1.  The Combined Group

The Combined Group will be the largest cruise vacation group in the world, based on revenues, passengers carried and available capacity. It will have a wide portfolio of complementary brands, both by geography and product offering, and will include some of the best known cruise brands globally. The directors of each of Carnival and P&O Princess believe that the combination will allow the Combined Group to offer a wider range of vacation choices for its passengers and will enhance its ability to attract passengers from land-based vacations to cruise vacations.

As at 31 January 2003, the Combined Group would have had a combined fleet of 65 cruise ships offering 99,982 lower berths, with 18 additional cruise ships having 42,260 lower berths scheduled to be added over the next three and a half years. In addition, the Combined Group will be a leading provider of cruises to all major cruise destinations outside the Far East. The Combined Group will have one of the youngest and most modern fleets in the cruise industry, with an average vessel age (weighted by lowest berths) of 7.5 years on 31 January 2003. The Combined Group will also operate two private destination ports of call in the Caribbean for the exclusive use of its passengers and two river boats in Germany (and a further two on order at 31 January 2003), and will offer land-based tour packages as part of its vacation product alternatives. Carnival and P&O Princess together carried approximately 4.7 million passengers in fiscal 2002.

On a pro forma basis in accordance with UK GAAP, the Combined Group would have reported revenues of $6.9 billion and net income of $1.3 billion for the financial year ended 31 December 2002 (P&O Princess' financial year end). On the same basis, the Combined Group would have reported net assets of $12.1 billion as at 31 December 2002. On a pro forma basis in accordance with U.S. GAAP, the Combined Group would have reported revenues of $6.9 billion and net income of $1.3 billion for the fiscal year ended 30 November 2002 (Carnival's fiscal year end) (in effect, the same periods as P&O Princess' but reflecting Carnival's different year end). On the same basis, the Combined Group would have reported shareholders' equity of $12.8 billion as at 30 November 2002. These pro forma figures are extracted from the unaudited pro forma financial information of the Combined Group set out in Part B of this Section 4.

2.  Brands

The Combined Group will offer thirteen complementary brands with leading positions in North America, the UK, Germany, Italy, France, Spain, Brazil, Argentina and Australia. These brands operate itineraries in the following regions: Alaska, Australia, Bahamas, Bermuda, Canada, the Caribbean, Europe, the Hawaiian Islands, the Mexican Riviera, the Mediterranean, New England, the Panama Canal, South America and other exotic destinations worldwide.

The Combined Group's principal brands will include:

    Carnival Cruise Lines
    Princess Cruises
    Holland America Line            -- primarily marketed in North America
    Cunard Line
    Windstar Cruises
    Seabourn Cruise Line




    P&O Cruises (UK)
    Swan Hellenic                   -- primarily marketed in the UK
    Ocean Village

    AIDA                            -- primarily marketed in Germany
    A'ROSA

    Costa Cruises                   -- primarily marketed in southern Europe and
                                      Germany

    P&O Cruises (Australia)         -- primarily marketed in Australia

Both Carnival and P&O Princess have historically managed their brands on a decentralised basis. The Combined Group intends to take a similar approach while integrating certain back office activities and taking other steps to achieve economies of scale and cost synergies.

3.  Fleet

At 31 January 2003, Carnival and P&O Princess together operated a fleet of 65 cruise ships with an aggregate capacity of 99,982 lower berths. As at that date Carnival and P&O Princess together had an additional 18 cruise ships on order, with an aggregate capacity of 42,260 lower berths, scheduled for delivery during the next three and a half years. In addition, the Combined Group will operate two river boats on the Danube and at 31 January 2003 had two new river boats on order representing a further 400 lower berths.

As at 31 January 2003, the fleet of the Combined Group (excluding river boats) would have had an average vessel age (weighted by lower berths) of 7.5 years and an average vessel size of approximately 1,540 lower berths. Based on the existing fleet and announced additions and withdrawals, and excluding river boats, the average vessel age (weighted by lower berths) of the Combined Group's fleet will be 8.7 years at 30 November 2006 and its average vessel size will have increased to approximately 1,720 lower berths.

The table below summarises the Combined Group's fleet capacity measured in lower berths by brand as at 31 January 2003 and the projected fleet capacity at 30 November 2006, taking into account existing cruise ships on order and announced transfers and withdrawals. In accordance with industry practice, capacity is based on two passengers occupying the lower berths in each cabin, even though some cabins can accommodate more than two passengers.

Lower berths

Brands                  Capacity  Vessel      Announced      Announced    Projected
                         at 31   additions withdrawals/(4)/  transfers   capacity at
                        January                                          30 November
                          2003                                              2006
Carnival Cruise Lines    38,348   11,046          --             --         49,394
Princess Cruises         19,920   10,410          --         (3,600)        26,730
Holland America Line     14,494    7,392          --             --         21,886
Cunard Line               2,458    4,588          --             --          7,046
Windstar Cruises            604       --          --             --            604
Seabourn Cruise Line        624       --          --             --            624
P&O Cruises(UK)           7,170       --          --            560/(3)/     7,730
Swan Hellenic/(1)/          360      676        (360)            --            676
Ocean Village/(2)/           --      160          --          1,450          1,610
Costa Cruises            10,754    7,554          --             --         18,308
AIDA                      2,460    1,270          --             --          3,730
A'ROSA                    1,590       --          --          1,590          3,180
P&O Cruises (Australia)   1,200       --          --             --          1,200
A'ROSA (River Cruises)      400      400          --             --            800
                        -------   ------        ----         ------        -------
Total                   100,382   43,496        (360)            --        143,518

--------
(1)The charter for the 360-berth Minerva ends in April 2003. The ship will be replaced by a new chartered ship, Minerva II, which was built in 2001 and has 676 lower berths.
(2)Arcadia, which is currently sailing in the P&O Cruises (UK) fleet, is due to be transferred to Ocean Village in the second quarter of 2003. Her refit will result in the creation of an additional 160 lower berths.
(3)This figure reflects the net result of the transfer of Adonia, with 2,010 lower berths, from the Princess fleet to the P&O Cruises (UK) fleet in the second quarter of 2003 and the redeployment of Arcadia, with 1,450 lower berths, to the Ocean Village fleet in the second quarter of 2003.
(4)The Combined Group is expected to withdraw additional capacity from service through 2006.

4.  Strategy

Carnival and P&O Princess operate multi-brand strategies that are intended to differentiate themselves from their competitors and provide products and services appealing to the widest possible target audience across all major segments of the vacation industry.

Having established the contemporary Carnival Cruise Lines brand in 1972, Carnival entered the premium/luxury segment with the acquisition of Holland America Line/Windstar Cruises in 1989. Carnival continued to acquire and build brands and expand its geographic reach through the acquisition of the ultra luxury Seabourn brand, the contemporary European brand Costa Cruises and the premium/luxury British brand Cunard. These six brands are managed by four distinct management groups which operate on a decentralised basis. Carnival has found this decentralised management approach to be highly successful and expects the Combined Group to be managed in a similar fashion.

Similarly, P&O Princess has established a multi-brand strategy targeting a wide customer base. From established positions in the UK and Australian cruise industries, P&O Princess improved its position in the North American cruise industry in the 1970s and 1980s through the acquisitions of Princess Cruises and Sitmar Cruises and in Germany through the acquisition in 1999 of a majority stake in AIDA Cruises, one of the best known cruise brands in Germany. P&O Princess acquired the remainder of AIDA Cruises in 2000 and commenced the operation of a new German brand, A'ROSA, in 2002. In the UK, P&O Princess has recently launched Ocean Village, a new brand for the contemporary segment.

The Combined Group will seek to be the leading global cruise vacation operator with brands appealing to the widest target audience, focused on sourcing passengers from developed vacation markets where cruising is one of the largest and fastest growing vacation alternatives. Carnival and P&O

Princess also expect to market certain of the Combined Group's brands to enter into and expand developing vacation markets.

In pursuit of this strategy, the companies of the Combined Group will seek to:

Build on brand strengths

The Combined Group will have some of the most widely recognised cruise brands in North America, Europe, South America (primarily Brazil and Argentina) and Australia and will be a leading provider of cruise vacations to all of the key cruise destinations outside the Far East, including Alaska, Australia, Bahamas, Bermuda, Canada, the Caribbean, Europe, the Hawaiian Islands, the Mexican Riviera, the Mediterranean, New England, the Panama Canal, South America and other exotic destinations worldwide. Carnival and P&O Princess intend to continue to grow the Combined Group's brands and broaden and develop the range of destinations, itineraries, tours and vacation alternatives offered by the Combined Group. The Combined Group intends to provide greater choice and options for its passengers among these well-recognised brands in order to continue to attract customers from the wider vacation market.

Increase global presence

It is expected that the brand offerings and diversified fleet of the Combined Group will enable it to accelerate the entry of cruising into existing and new geographical vacation markets.

Both Carnival and P&O Princess believe that there is a significant opportunity to continue to build the Combined Group's presence in the relatively underdeveloped cruise vacation industry within continental Europe. The Combined Group will be one of the leading cruise vacation companies in the UK, Germany and southern Europe, which are three of the largest vacation markets outside of North America. In the UK, P&O Cruises and Cunard are two of the most recognised cruise brands. AIDA is one of the best known cruise brands in Germany, and Costa is one of the most widely recognised cruise brands in Europe.

Maximise growth through strategic deployment of its brands and fleet

The Combined Group expects to strategically deploy its diversified fleet in order to increase its global reach and enter new and developing markets. Such strategic deployment is expected to allow the Combined Group to appeal to the largest target audience with brands, products and itineraries with the widest appeal in a particular geographic region.

Carnival and P&O Princess have traditionally constructed purpose-built ships for each of their brands, consistent with the passenger demographics and product features of the particular brand. In addition, in order to take advantage of the rapidly expanding demand in Europe for cruises, several vessels have been transferred within the Carnival and P&O Princess groups over the last several years. For example, Carnival's Tropicale was transferred to Costa and now operates as the Costa Tropicale and Holland America's Westerdam was transferred to Costa and now operates as the Costa Europa. P&O Princess has successfully deployed vessels in order to build its brands in the UK and Australia and to launch a new brand in Germany. For instance, in 2002 P&O Princess transferred the Ocean Princess and the Crown Princess to the P&O Cruises (UK) and A'ROSA brands in the UK and Germany, respectively, and intends to transfer the Sea Princess to the P&O Cruises (UK) fleet in 2003. In 2000, Princess Cruises' Sky Princess was redeployed to P&O Cruises (Australia) and now operates as the Pacific Sky.

Carnival and P&O Princess expect the Combined Group to continue to explore opportunities to utilise its vessels in such a manner consistent with providing the overall best return for the Combined Group.

Realise cost savings

Carnival has consistently been one of the most efficient cruise operators in the cruise vacation industry. Carnival believes it has been able to achieve these efficiencies through its decentralised management approach, economies of scale, highly experienced management team and the ability to disseminate best practices across its operating companies. Since its demerger from The Peninsular and Oriental Steam Navigation Company in October 2000, P&O Princess has pursued a cost reduction programme aimed at bringing its cost structure more into line with other major cruise operators. This programme enabled underlying costs to be reduced by 13 per cent. per available berth day over two years.

Carnival and P&O Princess expect that the Combined Group will generate significant cost savings, estimated to be at least $100 million on an annualised basis, commencing in the first full financial year following completion of the DLC transaction. Carnival and P&O Princess expect that these cost savings will be generated principally through the dissemination of best practices between the companies, economies of scale and the rationalisation of certain shoreside operations. Carnival and P&O Princess expect that the majority of cost savings will come from the following areas:

..   rationalising each of sourcing and logistics, tour operations, certain back office functions and other offices and activities, such as sales and support offices globally;
..   reducing selling, general and administrative costs from areas such as insurance, rent and other administrative costs;
..   rationalising port activities;
..   rationalising information technology across the group; and
..   disseminating best practices across shipboard and shoreside operations.

One-time cash costs of achieving these cost savings are expected to be approximately $30 million.

5.  Industry background

Since 1970, cruising has been one of the fastest growing segments of the vacation market. According to Cruise Lines International Association, or CLIA, a leading industry trade group, in 1970 approximately 0.5 million North American-sourced passengers took cruises of two consecutive nights or more. CLIA estimates that this number reached approximately 7.4 million passengers in 2002, a compound annual growth rate of approximately 9 per cent. since 1970.

Outside North America, the principal sources of passengers for the industry are the UK, Germany, Italy, France, Spain, South America and Australia. In all of these areas, cruising represents a smaller proportion of the overall vacation market than it does in North America but, based on industry data, is generally experiencing higher growth rates.

Cruising offers a broad range of products to suit vacationing customers of many ages, backgrounds and interests. Cruise brands can be broadly divided into the contemporary, premium and luxury segments. The Combined Group will have significant product offerings in each of these segments. The contemporary segment is the largest segment and typically includes cruises that last seven days or less, have a more casual ambience and are less expensive than premium or luxury cruises. The premium segment is smaller than the contemporary segment and typically includes cruises that last from seven to 14 days. Premium cruises emphasise quality, comfort, style and more destination-focused itineraries and the average pricing on these cruises is typically higher than those in the contemporary segment. The luxury segment is the smallest segment and is typically characterised by smaller vessel size, very high standards of accommodation and service, generally with higher prices than the premium segment. Notwithstanding these marketing segment classifications, there is overlap and competition among cruise segments.

The Combined Group will provide cruise vacations in most of the largest vacation markets in the world: North America, the UK, Germany and southern Europe. A brief description of the principal vacation regions in which the Combined Group intends to operate is as follows.

North America

The largest vacation market in the world is North America. According to CLIA, approximately 7.4 million North American passengers took cruises for two consecutive nights or more in 2002.

Estimates of North American-sourced cruise passengers and the number of lower berths marketed in North America compiled by CLIA from 1997 to 2002 are as follows:

                                                  Cruise
Calendar Year                                 Passengers/(1)/
                                                Sourced in      Lower Berths
                                                  North       Marketed in North
                                                 America        America/(2)/
1997                                            5,051,000          118,000
1998                                            5,428,000          138,000
1999                                            5,894,000          149,000
2000                                            6,882,000          166,000
2001                                            6,906,000          176,000
2002                                            7,400,000          193,000

--------
(1)Based on passengers carried for at least two consecutive nights for the calendar year (2002 estimates are preliminary).
(2)As of the end of the calendar year. These figures include some ships which are marketed in North America and elsewhere.

The principal itineraries visited by North American cruise passengers in 2002 were the Caribbean, Bahamas and Mexico. In addition, North American cruise passengers visited Alaska, Europe, the Mediterranean, Bermuda, the Panama Canal and other exotic locations, including South America, Africa, the South Pacific, the Orient and India.

Based on the number of ships that are currently on order worldwide and scheduled for delivery between 2003 and 2006, Carnival and P&O Princess expect that the net capacity serving North American consumers will increase significantly over the next several years. Projections compiled by CLIA indicate that by the end of 2003, 2004 and 2005, North America will be served by 187, 197 and 199 ships, respectively, having an aggregate passenger capacity of approximately 213,000, 236,000 and 240,000 lower berths, respectively. These figures include some ships that are expected to be marketed in North America and elsewhere. CLIA's estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships' passengers are predominantly sourced and, accordingly, could indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, Carnival expects that net capacity serving North American-sourced cruise passengers will increase over the next several years.

Europe

Carnival and P&O Princess estimate that Europe is one of the largest vacation markets, but cruising in Europe has achieved a much lower penetration rate than in North America. Carnival and P&O Princess estimate that approximately 2.3 million European-sourced passengers took cruise vacations in 2002 compared to approximately 7.4 million North American-sourced passengers. However, from 1990 to 2002, the number of cruise passengers sourced from Europe has been growing faster than the number of cruise passengers sourced from North America. From 1997 through 2001, the rate at which Europeans took a cruise grew at a compound annual growth rate of 12 per cent. compared to an 8 per cent. growth rate with respect to North Americans. With respect to the European countries from which the most cruise passengers are sourced from 1997 through 2001 the compound annual growth rate in cruise passengers was 10 per cent. in the UK, 14 per cent. in France, 8 per cent. in Germany and 11 per cent. in Italy. Cruise vacation companies are continuing to expand their offerings in Europe. For example, more cruise vacations were marketed to European passengers in 2002 than in 2001. Carnival and P&O Princess expect that a number of new or existing ships will be introduced into Europe over the next several years.

Carnival and P&O Princess also believe that Europe will represent a significant area for the growth for the Combined Group because, among other things, the vacation markets in Europe are large but the level of penetration of cruising is low.

UK

The UK is one of the largest sources for cruise passengers in the world. According to G.P. Wild (International) Limited, approximately 0.8 million UK passengers took cruises in 2001. Cruising was relatively underdeveloped as a vacation option for UK consumers until the mid-1990s, but since then there has been strong growth in the number of cruise passengers sourced from the UK. The number of UK cruise passengers increased by a compound annual growth rate of approximately 10 per cent. between 1997 and 2001. The main destination for UK cruise passengers is the Mediterranean. Other popular destinations for UK cruise passengers include the Caribbean, the Atlantic Islands, including the Canary Islands and the Azores, and Scandinavia. The Combined Group will have two of the most widely recognised brands in the UK: P&O Cruises (UK) and Cunard.

Germany

Germany is one of the largest sources for cruise passengers in continental Europe with approximately 0.4 million cruise passengers in 2001. Germany exhibited a compound annual growth rate in the number of cruise passengers carried of approximately 8 per cent. between 1997 and 2001. Carnival and P&O Princess believe that German cruising is an underdeveloped region for the cruise industry. The main destinations visited by German cruise passengers are the Mediterranean and the Caribbean. Other popular destinations for German cruise passengers include Scandinavia and the Atlantic Islands. The Combined Group will have four brands marketed in Germany: AIDA, A'ROSA, Costa and Cunard.

Southern Europe

The main regions in southern Europe for sourcing cruise passengers are Italy, France and Spain. Together, these countries generated approximately 0.7 million cruise passengers in 2001. Cruising in Italy, France and Spain exhibited a compound annual growth rate in the number of passengers carried of approximately 15 per cent. between 1997 and 2001. Carnival and P&O Princess believe that these regions are also relatively underdeveloped for the cruise industry. The Combined Group intends to increase its penetration in southern Europe through Costa Cruises, the largest and one of the most recognised cruise brands marketed in Europe.

South America

Cruising has been marketed in South America for many years, although the region remains in an early stage of development. Cruises from South America typically occur during the southern hemisphere summer months of November through March, and are primarily seven to nine days in duration. The Combined Group expects its presence in this region will be primarily represented through the Costa brand, which currently operates two vessels in this region, Costa Classica and Costa Tropicale, offering approximately 2,324 lower berths.

Australia

Cruising in Australia is relatively small but well established. Carnival and P&O Princess estimate that approximately 0.1 million Australians took cruise vacations in 2001. The Combined Group expects to continue to serve this region through the P&O Cruises (Australia) brand, which currently operates Pacific Sky and, for a portion of the year, Pacific Princess in this region, and through Cunard and Holland America, which market their world and other cruises in Australia.

Characteristics of the cruise vacation industry

Strong growth

Cruise vacations have experienced significant growth in recent years. The number of new cruise ships currently on order from shipyards indicates that the growth in supply of cruise capacity is set to continue for a number of years. As a result of this continuing growth in supply, continued growth in demand across the industry, particularly in North America, will be required in order to take up this increase in supply. Given the historical growth rate of cruising and the relative low penetration levels in major vacation markets, the Combined Group believes that there are significant areas for growth. However, in order for demand to meet available capacity, for the past few years there has been pressure on cruise pricing. See "Risk factors - Risks related to the Combined Group's Businesses" in Part C of this Secton 4.

Wide appeal of cruising

Cruising appeals to a broad demographic range of passengers. Industry surveys estimate that the principal passengers for cruising in North America (defined as households with income of $40,000 or more headed by a person who is at least 25 years old) now comprise approximately 128 million people. About half of these individuals have expressed an interest in a cruise as a vacation alternative.

Relatively low penetration levels

North America has the highest cruising penetration rates per capita. Nevertheless, CLIA estimates that only 15 per cent. of the U.S. population has ever taken a cruise. In the UK, where there has been significant expansion in the number of cruise passengers carried over the last five years, cruising penetration levels per capita are only approximately three-fifths of those of North America. In the principal vacation regions in continental Europe, cruising penetration levels per capita are approximately one-fifth of those in North America. Elsewhere in the world cruising is at an early stage of development and has far lower penetration rates.

Satisfaction rates

Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations. In North America, industry studies indicate that cruise passengers experience a high level of satisfaction with their cruise product, with 69 per cent. of cruisers finding the value of the cruise vacation experience to be as good as, or better than, the value of other vacations.

6.  Competition

Carnival and P&O Princess compete, and the Combined Group will compete, both with a wide array of land-based vacation alternatives and with other cruise lines for consumers' disposable leisure time dollars.

The Combined Group will compete with land-based vacation alternatives throughout the world, including, among others, resorts and hotels located in Las Vegas, Nevada, Orlando, Florida, various Caribbean, Mexican, Bahamian and Hawaiian Island destination resorts and numerous vacation destinations throughout Europe and the rest of the world. Specifically, the Combined Group's land-based competitors include, among many others, MyTravel, Club Mediterranee, GoGo Tours, Fairfield Communities Vacation Ownership Club, First Choice, Harrah's Entertainment, Hilton Hotels, Hyatt Hotels, Kuoni Travel, Mandalay Resort Group, Disney, Universal Studios, Marriott International Resorts and the Marriott Vacation Ownership Club, MGM Grand, Nouvelle Frontieres, Perillo Tours, Ritz-Carlton Hotels, Saga Tours, Six Flags, Starwood Hotels and Resorts, Sandals Resorts, Sun City Resorts, Thomas Cook, Trafalgar and companies in the TUI group, as well as various other theme parks.

The Combined Group's primary cruise competitors in the contemporary and/or premium cruise segments for North American-sourced passengers will be Royal Caribbean, which owns Royal Caribbean International and Celebrity Cruises, Star Cruises plc, which owns Norwegian Cruise Line and Orient Lines, and Disney Cruise Line.

The Combined Group's primary cruise competitors for European-sourced passengers will be MyTravel's Sun Cruises, Fred Olsen, Saga and Thomson in the UK; Festival, Hapag-Lloyd, Peter Deilmann and Phoenix Reisen in Germany; and Mediterranean Shipping Cruises, Royal Olympia Cruises, Louis Cruise Line and Festival Cruises in southern Europe. The Combined Group will also compete for passengers throughout Europe with Norwegian Cruise Line, Orient Lines, Royal Caribbean International and Celebrity Cruises.

The Combined Group's primary competitors in the luxury cruise segment for its Cunard, Seabourn and Windstar brands will include Crystal Cruises, Radisson Seven Seas Cruise Line, and Silversea Cruises.

The Combined Group's brands also will compete with similar or overlapping product offerings across all of the Combined Group's segments.

7.  Employees

The Combined Group is expected to have approximately 11,400 full and part-time/seasonal employees engaged in shoreside operations upon implementation of the DLC structure. Carnival and P&O Princess will also employ, in the aggregate, approximately 45,800 officers, crew and staff on its combined fleet of 65 cruise ships and two river boats. A significant proportion of employees that work in Carnival's and P&O Princess' ship, hotel, and motor coach operations are unionised and/or are party to collective bargaining agreements. Each of Carnival and P&O Princess consider its respective employee and union relations generally to be good.

The Combined Group is expected to source its shipboard officers primarily from Italy, Holland, the UK and Norway. The remaining crew positions are manned by persons from around the world. The Combined Group is expected to utilise various manning agencies in many countries and regions to help secure its shipboard employees. Carnival and P&O Princess believe that employees of the Combined Group will benefit from a larger operating platform and a business of greater international size and scope. Carnival and P&O Princess do not expect that there will be significant redundancies arising from the implementation of the DLC structure. Carnival confirms that, following implementation of the DLC structure, it will procure that the rights of all P&O Princess employees, including pension rights, will be fully safeguarded.

8.  Board and management

Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. Although each of Carnival and P&O Princess will continue to exist as a separate company with its own board of directors and senior executive management, the boards and senior executive management of each company will be identical. In addition to their normal fiduciary duties to the company and obligation to have regard to the interest of its shareholders the directors of each company will be entitled to have regard to the interests of the other company and its shareholders. Micky Arison, the Chairman and Chief Executive Officer of Carnival, will be Chairman and Chief Executive Officer of both Carnival and P&O Princess and Howard S. Frank, the Vice Chairman and Chief Operating Officer of Carnival, will be the Vice Chairman and Chief Operating Officer of both Carnival and P&O Princess. Peter Ratcliffe, P&O Princess' Chief Executive Officer, will be an executive director of both Carnival and P&O Princess. In addition, Gerald R. Cahill, the Chief Financial Officer and Chief Accounting Officer of Carnival, will be the Chief Financial Officer and Chief Accounting Officer of both Carnival and P&O Princess. The Combined Group expects to take advantage of the best management practices across the two companies. The headquarters of the Combined Group will be in Miami with a corporate office in London.

Following completion of the DLC transaction, the directors of P&O Princess and Carnival and their respective functions will be:

             Name                       Function
             ----                       --------
             Micky Arison/(1)/          Chairman and Chief
                                        Executive Officer
             Howard S. Frank/(1)/       Vice-Chairman and Chief
                                        Operating Officer
             Robert Dickinson/(1)/      Executive Director
             Pier Luigi Foschi/(3)/     Executive Director
             A. Kirk Lanterman/(1)/     Executive Director
             Peter Ratcliffe/(2)/       Executive Director

             Ambassador Richard G.
               Capen, Jr./(1)/          Non-Executive Director
             Arnold W. Donald/(1)/      Non-Executive Director
             Baroness Hogg/(2)/         Non-Executive Director
             Modesto A. Maidique/(1)/   Non-Executive Director
             Sir John Parker/(2)/       Non-Executive Director
             Stuart Subotnick/(1)/      Non-Executive Director
             Uzi Zucker/(1)/            Non-Executive Director
--------
(1)Existing Carnival director
(2)Existing P&O Princess director
(3)New Director

On completion of the DLC transaction, Stuart Subotnick will be designated as the Senior Non-Executive Director. This is a newly-created position which the non-executive directors as a body will select, on an annual basis, from one of their number.

The directors of each of Carnival and P&O Princess following completion of the DLC transaction will be:

Micky Arison, age 53, has been Chairman of the Carnival board of directors since October 1990 and a director since June 1987. He has been Chief Executive Officer of Carnival since 1979.

Howard S. Frank, age 61, has been Vice Chairman of the Carnival board of directors since October 1993 and a director since April 1992. He was appointed Chief Operating Officer of Carnival in January 1998. From July 1989 to January 1998, he was Chief Financial Officer and Chief Accounting Officer of Carnival. From July 1975 through June 1989, he was a partner with Price Waterhouse.

Ambassador Richard G. Capen, Jr., age 68, has been a director of Carnival since April 1994. He is currently a corporate director, author and business consultant. From 1992 to 1993, Ambassador Capen served as United States Ambassador to Spain. From 1989 to 1991, Ambassador Capen served as Vice Chairman of Knight-Ridder, Inc. Ambassador Capen was the Chairman and Publisher of the Miami Herald from 1983 to 1989. Ambassador Capen is a member of the board of directors of the Economy Fund, Smallcap Fund and Fixed Income Funds of The Capital Group.

Robert H. Dickinson, age 60, has been a director of Carnival since June 1987. Mr. Dickinson was Senior Vice President-Sales and Marketing of the Carnival Cruise Lines division of Carnival ("CCL") from 1979 through May 1993. Since May 1993, Mr. Dickinson has served as President and Chief Operating Officer of CCL.

Arnold W. Donald, age 48, has been a director of Carnival since January 2001. Since March 2000, Mr. Donald has been the Chairman and Chief Executive Officer of Merisant Company, a manufacturer and marketer of tabletop sweetener products, including the Equal(R) and Canderel(R) brands. From January 1998 to March 2000 he was Senior Vice President of Monsanto Company, a company which develops agricultural products and consumer goods, and President of its nutrition and consumer sector. Prior to that he was President of Monsanto Company's agricultural sector. He is a member of the board of directors of Crown Cork & Seal Company, Inc., Belden, Inc., GenAmerica Insurance Company, The Scotts Company and Oil-Dri Corporation.

Pier Luigi Foschi, age 56, has been Chief Executive Officer of Costa Crociere, S.p.A. since October 1997 and Chairman of its board since January 2000. From 1974 to 1997, he held senior positions with OTIS, a world leader in the field of elevators, which is a subsidiary of United Technologies Corporation, and from 1990 to 1997 he was Executive Vice President of Otis's Asia-Pacific operations.

Baroness Hogg, age 56, is a director of P&O Princess, Chairman of 3i Group Plc and Frontier Economics, a non-executive director of GKN plc, a Governor of the British Broadcasting Corporation and a member of the House of Lords Economic Affairs Committee. Sarah Hogg was Head of the Prime Minister's Policy Unit, with the rank of Second Permanent Secretary, from 1990-1995 and served as a non-executive director of P&O between 1999 and October 2000. Sarah Hogg has been a non-executive director of P&O Princess since the demerger in October 2000.

A. Kirk Lanterman, age 71, has been a director of Carnival since April 1992. He has been Chairman of the Board, President and Chief Executive Officer of Holland America Line Inc., formerly known as Holland America Line-Westours Inc., ("HAL"), a subsidiary of Carnival, since August 1999. From March 1997 to August 1999, he was Chairman of the Board and Chief Executive Officer of HAL. From December 1989 to March 1997, he was President and Chief Executive Officer of HAL. From 1983 to 1989, he was President and Chief Operating Officer of HAL. From 1979 to 1983 he was President of Westours, Inc., which merged with Holland America Line in 1983.

Modesto A. Maidique, age 62, has been a director since April 1994. He has been President of Florida International University ("FIU") since 1986. Prior to assuming the presidency of FIU, Dr. Maidique taught at the Massachusetts Institute of Technology, Harvard University and Stanford University. Dr. Maidique has also served as Vice President and General Manager of the Semiconductor Division of Analog Devices, Inc. which he co-founded in 1969, as President and Chief Executive Officer of Gerome Therapeutics Collaborative Research, Inc., a genetics engineering firm, and as General Partner of Hambrecht & Quist, a venture capital firm. Dr. Maidique is a director of National Semiconductor, Inc.

Sir John Parker, age 60, is a director of P&O Princess and the non-executive Chairman of National Grid Transco plc and RMC Group plc. He is non-executive director of Brambles Industries plc and was formerly Chairman and Chief Executive of Babcock International Group plc. He is a fellow of the Royal Academy of Engineering and a past President of the Royal Institution of Naval Architects. Sir John Parker has been a member of the General Committee of Lloyds Register of Shipping since 1983 and Chairman of its Technical Committee from 1993 until 2002. Sir John has been a non-executive director of P&O Princess since the demerger in October 2000 and was appointed Deputy Chairman in September 2002.

Peter Ratcliffe, age 55, has been Chief Executive Officer and a director of P&O Princess since the demerger of P&O Princess from P&O in October 2000. He was previously an executive director of P&O and head of its cruise division, having served as President of Princess Cruises since 1993 and its Chief Operating Officer since 1989. His early career was spent with P&O Containers Limited in London and Sydney. Peter Ratcliffe served as the Chairman of the International Council of Cruise Lines in 1997 and 1998.

Stuart Subotnick, age 60, has been a director since July 1987. Mr. Subotnick has been a general partner and the Executive Vice President of Metromedia Company since July 1986. He was a director of Metromedia Inc., a predecessor company, from 1982 and its Executive Vice President from 1986. Prior to 1986, Mr. Subotnick was Senior Vice President-Finance of Metromedia Inc. from October 1983 and a member of the Office of the President from 1982. He is a director of Metromedia International Group, Inc., Metromedia Fiber Networks Inc. and Big City Radio Inc.

Uzi Zucker, age 66, has been a director since July 1987. Mr. Zucker joined Bear, Stearns & Co. in 1967 and was a Limited Partner until 1982 and has been a General Partner since. Mr. Zucker has been a Senior Managing Director of Bear, Stearns & Co. Inc. since 1985. He is a director of Alliance Tire Company Ltd., Cathay Investment Fund and Conair Corporation.

9.  Dividends

Following completion of the DLC transaction, P&O Princess shareholders will continue to receive dividends declared by P&O Princess and Carnival shareholders will continue to receive dividends declared by Carnival. Dividends in respect of both P&O Princess shares and Carnival shares declared after completion of the DLC transaction will be paid at about the same time and in equalised amounts in accordance with the equalisation ratio disregarding any amounts required to be deducted or withheld in respect of taxes and the amount of any applicable tax credits.

Carnival will continue to pay dividends in U.S. dollars. P&O Princess shareholders will continue to have the option to elect to receive dividends in U.S. dollars or pounds sterling in accordance with P&O Princess' existing procedures.

It is intended that the first dividend to be paid by the Combined Group will be declared in April 2003, with a record date in May 2003 and a payment date in June 2003.

10.  On-going reporting

It is expected that under U.S. GAAP the DLC transaction will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations". In accordance with the purchase method of accounting, the P&O Princess U.S. GAAP accounting policies will be conformed to Carnival's accounting policies upon completion of the DLC transaction.

Following implementation of the DLC structure, P&O Princess will change its financial year-end to 30 November so that it will be the same as Carnival's current fiscal year-end. The Combined Group intends to publish combined financial statements denominated in U.S. dollars and prepared in accordance with U.S. GAAP. It is envisaged that these combined financial statements will be included in a combined annual report. P&O Princess also expects to include summary balance sheet information and summary income statement information prepared in accordance with UK GAAP, without notes, in the annual report. P&O Princess shareholders will be able to request an additional document containing P&O Princess financial statements prepared in accordance with UK GAAP, which together with the other published information would constitute the full annual report and financial statements.

Carnival and P&O Princess will file periodic and current reports with the SEC on a joint basis in accordance with the rules applicable to U.S. domestic reporting companies. The financial statements presented in the periodic reports will consist of combined financial statements of the Combined Group prepared in accordance with U.S. GAAP.

11.  Taxation

Taxation of the Combined Group

UK taxation

Following the DLC transaction, P&O Princess will continue to be tax resident in the UK and should continue to qualify for the tonnage tax regime in respect of its relevant shipping profits. Further information relating to the tonnage tax regime is set out in Part A of Section 3.

In order for the tonnage tax regime to apply to relevant shipping profits, it is necessary, among other matters, that the strategic and commercial management of P&O Princess vessels currently within the tonnage tax regime remain located in the UK. P&O Princess believes that after implementation of the DLC transaction, sufficient strategic and commercial management activities will remain located in the UK to satisfy this test.

P&O Princess has been advised by its tax advisers that the DLC transaction should not affect the application of the motive test exemption to the UK's controlled foreign company rules, which currently applies to the non-UK resident Princess Cruises brand vessel owning and operating subsidiaries.

U.S. taxation

Exemption under Section 883 of the Internal Revenue Code

In general, under Section 883, certain non-U.S. corporations are not subject to U.S. federal income tax or branch profits tax on certain U.S. source income derived from the international operation of a ship or ships. Carnival and many of its ship-owning and operating subsidiaries are non-U.S. corporations that are organised in foreign countries that the Internal Revenue Service has recognised as having granted an equivalent exemption to U.S. corporations for the purposes of Section 883 and that derive income from sources within the U.S. In addition, certain companies within the P&O Princess group are organised in foreign countries that the Internal Revenue Service has recognised as having granted an equivalent exemption to U.S. corporations for the purposes of
Section 883 and which derive income from sources within the U.S.

A foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organised grants an equivalent exemption to corporations organised in the U.S. and (ii) either (a) more than 50 per cent. of the value of the corporation's stock is owned, directly or indirectly, by individuals who are residents of that country or of another foreign country that grants an equivalent exemption to corporations organised in the U.S., referred to as the "stock ownership test" (such individuals are referred to as "Qualified Shareholders") or (b) the foreign corporation meets the publicly-traded test described below. In addition, to the extent a foreign corporation's shares are owned by a direct or indirect parent corporation which itself meets the publicly-traded test, then in analysing the stock ownership test with respect to such subsidiary, stock owned directly or indirectly by such parent corporation will be deemed owned by individuals resident in the country of incorporation of such parent corporation.

A company whose shares are considered to be "primarily and regularly traded on an established securities market" in the U.S., the UK or another qualifying jurisdiction will meet the publicly-traded test (the "publicly-traded test"). Pursuant to recently revised proposed U.S. Treasury regulations issued under
Section 883, stock will be considered "primarily traded" on one or more established securities markets if, with respect to each class of stock of the particular corporation, the number of shares in each such class that are traded during a taxable year on any such market exceeds the number of shares in each such class traded during that year on any other established securities market. Stock of a corporation will generally be considered "regularly traded" on one or more established securities markets under the proposed regulations if (i) one or more classes of stock of the corporation that, in the aggregate, represent more than 50 per cent. of the total combined voting power of all classes of stock of such corporation entitled to vote and of the total value of the stock of such corporation are listed on such market; and (ii) with respect to each class relied on to meet the more than 50 per cent. requirement in (i) above, (x) trades in each such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year, and (y) the aggregate number of shares in each such class of the stock that are traded on such market during the taxable year is at least 10 per cent. of the average number of shares of the stock outstanding in that class during the taxable year. A class of stock that otherwise meets the requirements outlined in the preceding sentence is not treated as meeting such requirements for a taxable year if, at any time during the taxable year, one or more persons who own, actually or constructively, at least 5 per cent. of the vote and value of the outstanding shares of the class of stock, own, in the aggregate, 50 per cent. or more of the vote and value of the outstanding shares of the class of stock (the "5 per cent. Override Rule"). However, the 5 per cent. Override Rule does not apply (a) where the foreign corporation establishes that Qualified Shareholders own sufficient shares of the closely-held block of stock to preclude non-Qualified Shareholders of the closely-held block of stock from owning 50 per cent. or more of the total value of the class of stock for more than half of the taxable year; or (b) to certain investment companies provided that no person owns, directly or through attribution, both 5 per cent. or more of the value of the outstanding interests in such investment company and 5 per cent. or more of the value of the shares of the class of stock of the foreign corporation.

Carnival will continue to qualify as a publicly-traded foreign corporation for these purposes after the DLC transaction and, consequently its foreign subsidiaries that are organised in foreign jurisdictions that grant an equivalent exemption will, subject to the discussion in the following paragraph, continue to qualify for Section 883 benefits. P&O Princess believes that it also should continue to qualify as a publicly-traded foreign corporation for these purposes after the DLC transaction and, consequently, that, if relevant, certain members of the P&O Princess group that are organised in foreign jurisdictions that grant an equivalent exemption should, subject to the discussion in the following paragraph, continue to qualify for Section 883 benefits.

It is possible that the Combined Group may be characterised for U.S. federal income tax purposes as a partnership between Carnival and P&O Princess or, conceivably, among their shareholders, notwithstanding the express intention of the parties that the DLC structure shall not constitute a partnership or other similar entity for any purpose. While either such characterisation could affect the technical application of certain rules, neither should have a material impact under Section 883 or applicable U.S. income tax treaties, as appropriate.

In addition, the DLC structure has a number of features, including the special voting share and other features with respect to which there is limited or no authority under the Internal Revenue Code or the applicable U.S. income tax treaties. Although the Internal Revenue Service could take a different position, Carnival and P&O Princess believe that the special voting share structure is not inconsistent with the publicly-traded test of Section 883 and that the DLC transaction should not adversely affect their respective abilities, nor the abilities of their respective subsidiaries, to qualify for the benefits of Section 883 or any applicable U.S. income tax treaties, as appropriate.

Exemption under applicable U.S. income tax treaties

Article 8 of the UK-U.S. Income Tax Treaty provides substantially the same exemption from tax for UK resident companies for U.S. source shipping income as
Section 883. P&O Princess and its UK resident subsidiaries should continue to qualify for such benefits after the DLC transaction has been completed. Although the UK-U.S. Income Tax Treaty has been renegotiated and signed (though it still has not entered into force as it is pending ratification by the U.S.), the provisions of Article 8, as renegotiated, are essentially the same as the provisions in the existing treaty. Unlike the current treaty, however, the pending UK-U.S. Income Tax Treaty contains a Limitation on Benefits article that requires one of certain alternative tests to be satisfied in order for a party to be eligible for benefits under the treaty. P&O Princess believes that it and its UK resident subsidiaries should satisfy the Limitation on Benefits article if, and as of when, the pending treaty comes into force. The pending treaty also contains other limitations that would deny the availability of treaty benefits for income earned through certain entities. While these other limitations would apply to income earned through certain P&O Princess entities, P&O Princess believes, based on its current circumstances, that it will be able to reorganise by, for example, moving the affected operations into a UK entity or one formed in another equivalent exemption jurisdiction, such that the relevant U.S.-source shipping income should qualify for an exemption from U.S. federal income tax, either under the pending treaty or pursuant to Section 883.

In addition, certain members of the Combined Group may rely on other U.S. income tax treaties for similar exemptions from U.S. taxation on U.S. source shipping income. Carnival and P&O Princess do not believe that the DLC transaction will affect the ability of these corporations to continue to qualify for such treaty benefits.

There is, however, no authority that directly addresses the impact of a dual listed company arrangement or the availability of benefits under Section 883 or any applicable U.S. income tax treaty, and consequently, the matters discussed above are not entirely free from doubt.

Taxation in the absence of an exemption under Section 883 or any applicable U.S. income tax treaty

Shipping income that is attributable to transportation of passengers which begins or ends in the U.S. is considered to be 50 per cent. derived from U.S. sources. Shipping income that is attributable to transportation of passengers which begins and ends in foreign countries is considered 100 per cent.

derived from foreign sources and not subject to U.S. federal income tax. Shipping income that is attributable to the transportation of passengers which begins and ends in the U.S. without stopping at an intermediate foreign port is considered to be 100 per cent. derived from U.S. sources.

The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on more than one foreign port, will derive U.S. source income only from the first and last legs of the cruise. Because there are no regulations or other IRS interpretations of these rules, the applicability of the transportation income source rules in the aforesaid manner is not free from doubt.

In the event that Carnival or P&O Princess or any of their respective subsidiaries were to fail, in part or in whole, to meet the requirements of
Section 883 of the Internal Revenue Code or Article 8 of the UK-U.S. Income Tax Treaty or other applicable U.S. income tax treaty, as appropriate, then the non-exempt U.S.-source shipping income of any such corporation would be subject to either the four per cent of gross income tax regime of Section 887 of the Internal Revenue Code (the "four per cent. tax regime") or the net income and branch profits tax regimes of Section 882 and Section 884 of the Internal Revenue Code (collectively, the "net tax regime").

The net tax regime is only applicable where the relevant foreign corporation has (or is considered to have) a fixed place of business in the U.S. that is involved in the earning of U.S.-source shipping income and substantially all of this shipping income is attributable to regularly scheduled transportation. Under the net tax regime, U.S. source shipping income, net of applicable deductions, would be subject to a corporate tax of up to 35 per cent. and the net after-tax income would be potentially subject to a further branch tax of 30 per cent. In addition, interest paid by the corporations (if any) would generally be subject to a 30 per cent. branch interest tax.

Under the four per cent. tax regime, which should be the tax regime applicable to vessel owning subsidiaries, the U.S.-source shipping income of each of the vessel owning subsidiaries would be subject to a four per cent. tax imposed on a gross basis (without benefit of deductions). Under the four per cent. tax regime, the maximum effective rate of tax on the gross shipping income of these subsidiaries attributable to transportation that either begins or ends in the U.S. would not exceed 2 per cent.

German and Australian taxation

P&O Princess' German and Australian branches' tax position should not be affected by the DLC transaction. The majority of their profits should continue to be exempt from local tax by virtue of the UK/Germany and UK/Australia double tax treaties - see Part A of Section 3 above.

Equalisation payments

Carnival and P&O Princess do not anticipate that any material amounts of equalisation payments are likely to be made between them in accordance with the Equalisation and Governance Agreement for the foreseeable future. However, if it becomes necessary to make equalisation payments, any such payments received in the UK are likely to be taxable. Further, the treatment from a U.S. federal income tax perspective of such equalisation payments is not without doubt. The payment is to be grossed up in respect of any tax thereon. On the basis that payments will not be material, any tax cost should not be significant.

Taxation of shareholders

UK tax

General information on the application of current UK tax law and Inland Revenue practice applicable to UK P&O Princess shareholders in respect of the DLC transaction and the P&O Princess share reorganisation is set out in paragraph 5 of Section 8. For further information on the UK tax consequences of the Partial Share Offer please refer to the Partial Share Offer document.

Holders of P&O Princess shares and P&O Princess ADSs should consult their independent professional advisers in the light of their particular circumstances as to the UK tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer as well as to the effect of any state, local or applicable foreign tax law.

U.S. federal income taxation

General information on the application of current U.S. federal income tax laws applicable to (i) U.S. P&O Princess shareholders in respect of the DLC transaction and the P&O Princess share reorganisation is set out in paragraph 6 of Section 8 and (ii) U.S. Carnival shareholders in respect of the DLC transaction is set out in paragraph 9 of Part A of Section 2. For further information on the U.S. tax consequences of the Partial Share Offer, please refer to the Partial Share Offer document.

Holders of P&O Princess shares and P&O Princess ADSs should consult their independent professional advisers in the light of their particular circumstances as to the U.S. federal income tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer, as well as to the effect of any state, local or applicable foreign tax law.

12.  Trading and prospects

Carnival

Since the start of the calendar year, booking volumes have been less than expected. Year to date booking volumes for 2003 are approximately equal to last year's levels, but have not increased commensurate with the increase in Carnival's 2003 capacity. Carnival believes bookings in 2003 continue to be impacted by the uncertain economic environment and concerns regarding a war with Iraq compounded by security alerts issued by various national governments. These factors have caused Carnival to reduce cruise pricing to stimulate incremental demand for the first and second quarters.

For its recently completed first quarter, Carnival expects net revenue yields to be approximately equal to last year's levels. The current environment for travel continues to have the most significant effect on Carnival's second quarter 2003 bookings. The uncertainty regarding a possible war with Iraq is causing further deterioration in pricing for the second quarter beyond that indicated in Carnival's last guidance. As the booking pattern has moved much closer to sailing and because of the uncertainty regarding the geopolitical situation, Carnival is not able to give specific guidance for second quarter net revenue yields, other than, it expects them to be less than last year. The commencement of a war with Iraq would likely have a further negative impact on second quarter net revenue yields.

With respect to costs, Carnival continues to expect cost per available berth day in the first quarter, excluding air costs and commissions, to be up approximately 6-8 per cent. as compared to last year's levels. For the second quarter, Carnival continues to expect cost per available berth day to be up approximately 10-12 per cent. as compared to last year's levels. As previously disclosed, Carnival's higher cost per available berth day in the first half is as a result of the frontloading of advertising costs, as well as, higher insurance, environmental, and security cost.

Carnival is still expected to record non-operating income of approximately $0.03 per share for insurance recoveries in the first quarter of 2003.

For the second half of 2003, booking volumes remain ahead of last year's levels but not commensurate with the increase in capacity expected for the second half of the year. Prices on these bookings remain slightly below that of the prior year. As a result of the close-in booking pattern and the uncertain geopolitical environment, it is too early to give net revenue yield guidance for the remainder of 2003. Commencement of a war with Iraq, subject to the duration of such a war, would likely have a negative impact on net revenue yields for the second half of 2003. Excluding the possible impact of higher fuel costs, operating cost per available berth day in the second half of 2003 is expected to be down slightly as compared to the prior year.

P&O Princess

As reported with the results for the fourth quarter results on 6 February 2003, the booking environment since the start of the year has not been as strong as normal for the time of year. The P&O Princess board believes that this is a reflection of the current geopolitical and economic uncertainties.

In response to demand trends from North American passengers, Grand Princess, one of the two Princess ships originally scheduled to sail in the Mediterranean this summer, has been redeployed. She will now stay in the Caribbean for the whole year. In addition, Princess' capacity in Alaska this summer has been reduced by the cancellation of a number of cruises due to the delivery date for the new ship, Island Princess, being delayed.

Despite relatively low booking volumes in recent weeks, the proportion of capacity for 2003 as a whole for Princess remains in line with the position a year ago, with average achieved yields ahead. Cumulative bookings in the UK and Germany are ahead of the position a year ago, but not by as much as the increase in capacity that P&O Princess has in these markets in 2003. On a combined basis, yields in these two markets are below the cumulative position this time last year, mainly as a result of a change in mix of business, including the introduction of the lower priced Ocean Village brand, but yields are benefiting from favourable exchange rates when converted to P&O Princess' reporting currency of US dollars.

Higher fuel prices and exchange movements are increasing unit costs, offset by underlying unit cost savings.

The Combined Group

The directors of each of Carnival and P&O Princess believe that the long term prospects for the Combined Group will be enhanced considerably by entering into the DLC transaction. The Combined Group will have the brands and the fleet to enable it to maximise the potential offered by growth in the worldwide cruise vacation industry. Furthermore, the Combined Group will benefit from the synergies arising from the combination. In addition, the Combined Group will have substantial financial flexibility, with strong operating cash flow, low leverage and a strong balance sheet. This financial profile means that, as well as having the upside potential from the combination, shareholders in the Combined Group also benefit from downside protection.

Part B.    Unaudited pro forma financial information of the Combined Group

1.Unaudited pro forma financial information of the Combined Group in accordance with UK GAAP

Introduction

  The following unaudited pro forma financial information reflects the proposed DLC transaction, after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited pro forma financial information has been prepared based upon the accounting policies of P&O Princess under UK GAAP. It is expected that under the accounting policies of P&O Princess under UK GAAP the DLC transaction would be accounted for using acquisition accounting principles, with P&O Princess as acquiree. The business combination adjustments include provisional estimates of the fair value of the identifiable assets and liabilities acquired. On completion of the DLC transaction, adjustments will be made to these provisional estimates to reflect their estimated fair values at that time.

The unaudited pro forma profit and loss account for the year ended 31 December 2002 has been prepared as if the DLC transaction had occurred on 1 January 2002. The unaudited pro forma net asset statement as at 31 December 2002 has been prepared as if the DLC transaction had occurred on that date. The historical financial information for Carnival used in the unaudited pro forma financial information of the Combined Group is as at and for the year ended
30 November 2002.

The following unaudited pro forma financial information:

.. has been included for illustrative purposes only and, because of its nature, may not give a true picture of the results and the financial position of the Combined Group;

.. does not purport to represent what the combined results of operations actually would have been if the DLC transaction had occurred on 1 January 2002 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information;

..  does not reflect the results of business operations or trading since 31
   December 2002 for P&O Princess and 30 November 2002 for Carnival; and

.. has not been adjusted to reflect any net transaction benefits referred to in other sections of this document.

                  Unaudited Pro Forma Profit and Loss Account

                      For the year ended 31 December 2002

                                                                 Adjustments
                                                          --------------------
                                                                        Business      Pro forma
                                                  P&O                  combination    Combined
                                                Princess   Carnival    adjustments      Group
                                                UK GAAP   UK GAAP/(1)/   UK GAAP       UK GAAP
                                                --------  -----------  -----------    ---------
                                                U.S. $m     U.S. $m      U.S. $m       U.S. $m
Turnover                                         2,526.8     4,374.3                    6,901.1
Direct operating costs                          (1,576.6)   (2,313.7)                  (3,890.3)
Selling and administrative expenses               (477.6)     (614.9)     117.0/(g)/     (971.8)
                                                                            3.7/(e)/
Depreciation and amortisation                     (173.9)     (381.8)       4.3/(f)/     (551.4)
Impairment charge                                     --       (28.5)                     (28.5)
                                                --------   ---------      -----       ---------
Operating costs                                 (2,228.1)   (3,338.9)     125.0        (5,442.0)
                                                --------   ---------      -----       ---------
Operating profit                                   298.7     1,035.4      125.0         1,459.1
Profit on disposal of fixed assets                   1.2          --                        1.2
Profit on sale of businesses                          --         4.2                        4.2
                                                --------   ---------      -----       ---------
Profit on ordinary activities before interest      299.9     1,039.6      125.0         1,464.5
Net interest and similar items                     (74.0)      (78.6)      (1.5)/(c)/    (154.1)
                                                --------   ---------      -----       ---------
Profit on ordinary activities before taxation      225.9       961.0      123.5         1,310.4
Taxation                                           (17.1)       56.6                       39.5
                                                --------   ---------      -----       ---------
Profit on ordinary activities after taxation       208.8     1,017.6      123.5         1,349.9
Equity minority interests                             --          --                         --
                                                --------   ---------      -----       ---------
Profit for the financial period attributable to
  shareholders                                     208.8     1,017.6      123.5         1,349.9

Ordinary dividends                                 (83.2)     (246.4)                    (329.6)
                                                --------   ---------      -----       ---------
Retained profit for the financial period           125.6       771.2      123.5         1,020.3
                                                ========   =========      =====       =========
Earnings per share/(j)/
Basic earnings per share (U.S.$)                                                           1.69
Diluted earnings per share (U.S.$)                                                         1.69

--------
(1)Carnival information is for the year ended 30 November 2002.

All profits and losses arise from continuing activities.

See accompanying notes to unaudited pro forma financial information of the Combined Group in accordance with UK GAAP.

                    Unaudited Pro Forma Net Asset Statement

                            As at 31 December 2002

                                                            Adjustments
                                                    -------------------
                                                                    Business      Pro forma
                                            P&O                    combination    Combined
                                          Princess   Carnival      adjustments      Group
                                          UK GAAP   UK GAAP/(1)/     UK GAAP       UK GAAP
                                          --------  -----------  -----------      ---------
                                          U.S. $m     U.S. $m        U.S. $m       U.S. $m
Fixed assets
Intangible assets                            127.1      662.3     (127.1)/(f)/
                                                                 1,966.4/(a)/      2,628.7
Tangible assets:
 Ships                                     5,380.0    9,638.3                     15,018.3
 Properties and other fixed assets           249.4      477.1                        726.5
                                          --------   --------    -------          --------
                                           5,629.4   10,115.4                     15,744.8
Investments                                   16.3         --                         16.3
                                          --------   --------    -------          --------
                                           5,772.8   10,777.7    1,839.3          18,389.8
Current assets
Stocks                                        87.4       89.2                        176.6
Debtors due in less than one year            289.0      425.2       70.1/(h)/        784.3
Debtors due in greater than one year          20.4      313.3       13.9/(h)/        317.4
                                                                   (30.2)/(a-ii)/
Cash at bank and in hand                     162.1    1,753.8                      1,915.9
                                          --------   --------    -------          --------
                                             558.9    2,581.5       53.8           3,194.2
                                          --------   --------    -------          --------
Creditors: amounts falling due within one
  year                                      (987.2)  (1,597.1)     (29.0)/(g)/    (2,643.1)
                                                                   (29.8)/(a-ii)/
                                          --------   --------    -------          --------
Net current (liabilities)/assets            (428.3)     984.4       (5.0)            551.1
                                          --------   --------    -------          --------
Total assets less current liabilities      5,344.5   11,762.1    1,834.3          18,940.9
Creditors: amounts falling due after one
  year                                    (2,516.8)  (4,218.1)      (1.4)/(c)/    (6,736.3)
Provisions for liabilities and charges       (13.7)        --     (104.0)/(d)/      (134.4)
                                                                   (16.7)/(b)/
                                          --------   --------    -------          --------
Net assets                                 2,814.0    7,544.0    1,712.2/(i)/     12,070.2
                                          ========   ========    =======          ========

--------
(1)Carnival information is as at 30 November 2002.

See accompanying notes to unaudited pro forma financial information of the Combined Group in accordance with UK GAAP.

Notes to the unaudited pro forma financial information of the Combined Group in accordance with UK GAAP:

1.  Basis of preparation

The unaudited pro forma financial information has been prepared on the basis that the DLC transaction will be accounted for using acquisition accounting principles under UK GAAP with P&O Princess as the acquiree. The pro forma financial information is based upon the UK GAAP accounting policies of P&O Princess.

The historical financial information in relation to P&O Princess as at and for the year ended 31 December 2002 has been extracted without material adjustment from the financial information on P&O Princess set out in Part B of Section 3.

The historical financial information in relation to Carnival as at and for the year ended 30 November 2002 has been derived from the financial information on Carnival set out in Part B of Section 2 after making certain adjustments. The adjustments, which are set out in note 2, relate to the conversion of such information on Carnival's accounting policies under U.S. GAAP to P&O Princess' accounting policies under UK GAAP.

2.  Conversion of Carnival's financial information to UK GAAP

This note provides details of adjustments required to convert Carnival's previously reported financial information as at and for the year ended 30 November 2002 that was prepared in accordance with Carnival's accounting policies under U.S. GAAP to information in accordance with P&O Princess' accounting policies under UK GAAP. A description of the adjustments is set out in Part B of Section 2.

(a)  Profit and loss accounts

                                                          Year ended
                                                       30 November 2002
                                              ---------------------------------
                                                                      Carnival
                                                                     using P&O
                                                                     Princess'
                                              Carnival               accounting
                                                U.S.                  policies
                                                GAAP    Adjustments   UK GAAP
                                              --------  ----------- -----------
                                              U.S. $m     U.S. $m     U.S. $m
Turnover                                       4,368.3        6.0       4,374.3
Direct operating costs                        (2,311.9)      (1.8)     (2,313.7)
Selling and administration expenses             (612.0)      (2.9)       (614.9)
Depreciation and amortisation                   (382.3)       0.5        (381.8)
Impairment charge                                (20.0)      (8.5)        (28.5)
                                              --------    -------   -----------
Operating costs                               (3,326.2)     (12.7)     (3,338.9)
                                              --------    -------   -----------
Operating profit                               1,042.1       (6.7)      1,035.4
Profit on disposal of businesses                    --        4.2           4.2
Other (expense)/income, net                       (4.2)       4.2            --
                                              --------    -------   -----------
Profit on ordinary activities before interest  1,037.9        1.7       1,039.6
Net interest and similar items                   (78.6)        --         (78.6)
                                              --------    -------   -----------
Profit on ordinary activities before taxation    959.3        1.7         961.0
Taxation                                          56.6         --          56.6
                                              --------    -------   -----------
Profit on ordinary activities after taxation   1,015.9        1.7       1,017.6
Ordinary dividends                              (246.4)        --        (246.4)
                                              --------    -------   -----------
Retained profit for the financial period         769.5        1.7         771.2
                                              ========    =======   ===========

Included in the adjustments are reclassifications, which have been made to the statement of operations included in Part B of Section 2 in order to present such information in the UK GAAP profit and loss account format above. The most significant of these reclassifications is that under U.S. GAAP other nonoperating (expense)/income is shown below operating profit, whereas under UK GAAP it is shown in the respective income or expense line.

(b)  Net assets

                                                    As at 30 November 2002
                                                                      Carnival
                                                                     using P&O
                                                                     Princess'
                                                                     accounting
                                               Carnival               policies
                                                 U.S.                    UK
                                                 GAAP    Adjustments    GAAP
                                               --------  ----------- ----------
                                               U.S. $m     U.S. $m    U.S. $m
Fixed assets
Intangible assets                                 681.1      (18.8)      662.3
Tangible assets:
 Ships                                          9,638.3         --     9,638.3
 Properties and other fixed assets                477.1         --       477.1
                                               --------   --------    --------
                                               10,115.4         --    10,115.4
Fair value of hedged firm commitments             109.1     (109.1)         --
                                               --------   --------    --------
                                               10,905.6     (127.9)   10,777.7
Current assets
Stocks                                             91.3       (2.1)       89.2
Debtors due in less than one year                 256.7      168.5       425.2
Debtors due in greater than one year              297.2       16.1       313.3
Cash at bank and in hand                          705.7    1,048.1     1,753.8
Fair value of hedged firm commitments              78.4      (78.4)         --
                                               --------   --------    --------
                                                1,429.3    1,152.2     2,581.5
Creditors: amounts falling due within one year (1,540.0)     (57.1)   (1,597.1)
Fair value of derivative contracts                (79.8)      79.8          --
                                               --------   --------    --------
Net current (liabilities)/assets                 (190.5)   1,174.9       984.4
                                               --------   --------    --------
Total assets less current liabilities          10,715.1    1,047.0    11,762.1
Creditors: amounts falling due after one year  (3,182.8)  (1,035.3)   (4,218.1)
Fair value of derivative contracts               (114.4)     114.4          --
                                               --------   --------    --------
Net assets                                      7,417.9      126.1     7,544.0
                                               ========   ========    ========

Reclassifications have been made to the balance sheet included in Part B of
Section 2 in order to present such information in the UK GAAP format above. The most significant of these reclassifications are:

.. Cash at bank and in hand includes amounts classified as short-term investments for U.S. GAAP purposes.

.. Cash at bank and in hand includes $1.05 billion of restricted cash and creditors: amounts falling due after one year includes $1.05 billion of finance leases. Under U.S. GAAP, the restricted cash is considered to have extinguished the finance lease liabilities.

.. Debtors due in less than one year includes amounts classified as trade and other receivables and prepaid and other expenses for U.S. GAAP purposes.

.. Debtors due in greater than one year includes amounts classified as long-term other assets for U.S. GAAP purposes.

.. Creditors: amounts falling due within one year includes amounts classified as current portion of long-term debt, accounts payable, accrued liabilities, dividends payable and customer deposits for U.S. GAAP purposes.

.. Creditors: amounts falling due after one year includes amounts classified as long-term debt and other long-term liabilities for U.S. GAAP purposes.

3.  Business combination adjustments
(a)Purchase consideration and related goodwill and intangible assets are as follows:

                                                              U.S. $m  Notes
   Purchase consideration                                     4,526.2    (i)
   Costs of acquisition                                          60.0   (ii)
                                                             --------
   Total purchase consideration                               4,586.2
   Less fair value of net assets acquired                    (2,619.8) (iii)
                                                             --------
   Excess of purchase consideration over net assets acquired  1,966.4   (iv)
                                                             ========

    (i)The purchase consideration is based upon the market price of Carnival's shares and the proposed share reorganisation of 3.3289 existing P&O Princess shares for one new P&O Princess share, including P&O Princess stock options which will vest in full on completion of the DLC transaction. Under UK GAAP the market price of Carnival's shares is measured on the date the DLC transaction occurs. A Carnival share price of $21.29 has been used for the purposes of this pro forma presentation and an estimated number of P&O Princess shares in issue of 212.6 million, after adjusting for the share reorganisation. For every $1.00 increase or decrease in the Carnival share price, the purchase consideration will increase or decrease by approximately $212.6 million.

   (ii)Represents Carnival's estimated direct costs of carrying out the proposed DLC transaction, including costs relating to the registration of Carnival shares pursuant to the Partial Share Offer, of which $30.2 million has been incurred by Carnival and is included in debtors due in greater than one year. An adjustment has been made to remove this $30.2 million from debtors falling due after one year as it will be included in the purchase consideration upon completion of the DLC transaction. Of the total $60.0 million of acquisition costs $29.8 million had not been incurred as of 31 December 2002 and, accordingly, an adjustment has been made to increase Creditors: amounts falling due within one year for this amount.

  (iii)Based upon provisional estimates of the fair value of the identifiable assets acquired and liabilities assumed given current information. On completion of the DLC transaction, adjustments will be made to these provisional estimates to reflect their estimated fair values at that time. Carnival and P&O Princess expect to have independent appraisals performed to assist them in establishing the fair values of P&O Princess' ships and intangible assets. No assurance can be given that the provisional fair value estimates included in this pro forma financial information will not be materially changed as a result of these valuations. Fair value adjustments are detailed in the notes and table below.


                                                 P&O     Fair value     Pro forma
                                               Princess  adjustments    fair value
                                               UK GAAP     UK GAAP       UK GAAP
P&O Princess fair value of net assets acquired --------  -----------    ----------
                                                US $m       US $m         US $m
Fixed assets
Intangible assets                                 127.1    (127.1)/(f)/        --
Tangible assets:
 Ships                                          5,380.0                   5,380.0
 Properties and other fixed assets                249.4                     249.4
                                               --------    ------        --------
                                                5,629.4                   5,629.4
Investments                                        16.3                      16.3
                                               --------    ------        --------
                                                5,772.8    (127.1)        5,645.7
Current assets:
Stocks                                             87.4                      87.4
Debtors due in less than one year                 289.0      70.1/(h)/      359.1
Debtors due in greater than one year               20.4      13.9/(h)/       34.3

Cash at bank and in hand                          162.1                     162.1
                                               --------    ------        --------
                                                  558.9      84.0           642.9
                                               --------    ------        --------
Creditors: amounts falling due within one year   (987.2)    (29.0)/(g)/  (1,016.2)
                                               --------    ------        --------
Net current (liabilities)/assets                 (428.3)     55.0          (373.3)
                                               --------    ------        --------
Total assets less current liabilities           5,344.5     (72.1)        5,272.4
Creditors: amounts falling due after one year  (2,516.8)     (1.4)/(c)/  (2,518.2)
Provision for liabilities and charges             (13.7)   (104.0)/(d)/    (134.4)
                                                            (16.7)/(b)/
                                               --------    ------        --------
Net assets                                      2,814.0    (194.2)        2,619.8
                                               ========    ======        ========

   (iv)The excess of purchase consideration over net assets acquired is primarily estimated to represent the value attributed to P&O Princess' goodwill. The useful economic life of the goodwill arising on this transaction is expected to be indefinite and, therefore, no adjustment for amortisation has been recorded.

(b)A provision of $16.7 million has been made in respect of foreign exchange hedge commitments for ship build contracts. This adjustment primarily relates to ships which were ordered, and hedged, at a time when the Euro exchange rate was different, and hence, these ships could be ordered today at a Euro price that would convert to a different U.S. dollar cost at current exchange rates.

   Otherwise the book value, including prepaid dry dock costs, and fair value of ships in use and under construction are provisionally estimated to be the same in all material respects. However, Carnival and P&O Princess intend to have an appraisal of all the P&O Princess ships, so it is possible that the fair value of some of P&O Princess' ships could be less than or greater than their carrying value.

(c)An adjustment of $1.4 million has been made to the book value of P&O Princess' fixed interest rate long-term debt to reflect current interest rates, without giving effect to any possible change in credit ratings. The fair value of this debt is based upon quoted market prices at the balance sheet date, or the discounted present value of future amounts payable on the debt. The fair value adjustment is amortised over the remaining term of the debt as applicable, which results in a pro forma increase of $1.5 million in interest expense for the year ended 31 December 2002.

(d)A $104.0 million adjustment has been made to record the fair value of P&O Princess pension plan liabilities, within provisions for liabilities and charges. This primarily relates to the Merchant Navy Officers Pensions Fund, calculated based, among other things, upon P&O Princess' current share of total employer contributions.

(e)On completion of the DLC transaction all awards and options granted under the P&O Princess employee share incentive plans will vest in full. An adjustment has been made to reverse the P&O Princess employee share incentive and matching awards charge of $3.7 million for the year ended 31 December 2002.

(f)An adjustment has been made to eliminate $127.1 million of P&O Princess' historical goodwill relating to prior business acquisitions. The goodwill amortisation charge in the year ended 31 December 2002 of $4.3 million in respect of that goodwill has been reversed.

(g)P&O Princess expects to incur and expense approximately $146.0 million of costs related to its terminated Royal Caribbean transaction and the completion of the DLC transaction with Carnival, including costs incurred to register P&O Princess ordinary shares with the U.S. Securities and Exchange Commission. Under UK GAAP, $117.0 million was expensed in the year ended 31 December 2002. As noted in the introduction, the pro forma financial information has been prepared on acquisition accounting principles with P&O Princess as the acquiree. As acquiree P&O Princess will have charged to its profit and loss account all its transaction costs relating to the DLC transaction prior to completion of the transaction. The Combined Group pro forma profit and loss account has been prepared as if the DLC transaction had occurred on 1 January 2002, in which case none of P&O Princess' transaction costs would have appeared in the Combined Group profit and loss account for the year ended 31 December 2002. Accordingly, an adjustment has been made to reverse the $117.0 million of transaction costs incurred by P&O Princess in 2002. Of the total $146.0 million of P&O Princess' costs, $29.0 million has not been incurred as at 31 December 2002 and an adjustment has been made to increase Creditors: amounts falling due within one year for this amount.

(h)An adjustment of $84.0 million ($70.1 million in current debtors and $13.9 million in debtors due after one year) has been made to record the fair value of P&O Princess' contractual commitments to receive probable and estimable liquidated damages and business interruption insurance proceeds related to the delayed delivery of the Diamond Princess. This ship was initially scheduled for delivery in May 2003, but has been delayed as a result of a fire in October 2002.

(i)The net assets adjustment represents the net equity increase due to the application of business combination adjustments, as detailed below:

                                                                            US$m    Notes
Excess of purchase consideration over net assets acquired                  1966.4      3(a)
Reduction in P&O Princess' shareholders' funds for fair value adjustments  (194.2) 3(a-iii)
Costs of acquisition                                                        (60.0)  3(a-ii)
                                                                          -------
Net assets adjustment                                                     1,712.2
                                                                          =======

(j)Earnings per share

   The pro forma weighted average number of shares has been calculated as if the DLC transaction had occurred on 1 January 2002 and after adjusting for the proposed P&O Princess share reorganisation of 3.3289 existing P&O Princess shares for one new P&O Princess share.

   Based upon the weighted average number of shares outstanding of 706.6 million, including 14.2 million of share options which will vest upon completion of the DLC transaction (706.6 million diluted), or 212.3 million (212.3 million diluted) after the proposed P&O Princess share reorganisation, for P&O Princess for the year ended 31 December 2002 and
   586.6 million (588.1 million diluted) for Carnival for the year ended 30 November 2002, the pro forma weighted average number of shares for the Combined Group is calculated as 798.9 million (800.4 million diluted).

   The pro forma earnings per share amounts have been calculated using the pro forma weighted average number of shares, calculated as described above, and the pro forma earnings for the Combined Group. Pro forma earnings represent the profit for the financial period.

(k)Certain restructuring and integration expenses may be recorded subsequent to the completion of the DLC transaction. The amount of these charges has not yet been determined, although they have been preliminarily estimated to be approximately $30 million, as they will be the subject of a detailed plan of restructuring and integration to be completed subsequent to the completion of the DLC transaction. No adjustment has been made for these expenses in the pro forma financial information.

4.  Summary of differences between UK and U.S. GAAP

The pro forma financial information has been prepared in accordance with P&O Princess' accounting policies under UK GAAP which differ in certain respects from U.S. GAAP and Carnival's accounting policies. The following is a summary of the material adjustments to profit attributable to shareholders and net assets which would have been required to adjust for significant differences between UK GAAP and U.S. GAAP relevant to the Combined Group and other differences in accounting policies.


                                                                             Business   Pro Forma
                                                          P&O               combination Combined
Reconciliation of pro forma profit attributable to      Princess  Carnival  adjustments   Group
shareholders for the year ended 31 December 2002        --------  --------  ----------- ---------
                                                        U.S. $m   U.S. $m     U.S. $m    U.S. $m
Attributable profit under UK GAAP                          208.8   1,017.6     123.5      1,349.9
U.S. GAAP adjustments
 Depreciation                                                0.4                              0.4
 Goodwill and contingent consideration                       4.3                (4.3)          --
 Marketing and promotion costs                              (3.2)      1.7                   (1.5)
 Relocation costs                                           (2.0)                            (2.0)
 Employee share incentives                                   1.8                (1.8)          --
 Pensions                                                   (3.0)                            (3.0)
 Derivative instruments and hedging activities              (3.3)                            (3.3)
 Taxes                                                      (2.8)                2.8           --
 Transaction costs                                          11.9               (11.9)          --
                                                           -----   -------     -----      -------
Profit attributable to shareholders under U.S. GAAP as
  applied by P&O Princess                                  212.9   1,019.3     108.3      1,340.5
Other accounting policy adjustments
 Cruise revenues and expenses                               (2.9)      1.0                   (1.9)
 Drydocking                                                 (5.2)     (4.4)                  (9.6)
 Marketing and promotion costs                               4.3                              4.3
                                                           -----   -------     -----      -------
Profit attributable to shareholders under U.S. GAAP and
  Carnival's accounting policies                           209.1   1,015.9     108.3      1,333.3
                                                           =====   =======     =====      =======

                                                                          Business   Pro forma
                                                        P&O              combination Combined
Reconciliation of pro forma net assets at             Princess Carnival  adjustments   Group
31December 2002                                       -------- --------  ----------- ---------
                                                      U.S. $m  U.S. $m     U.S. $m    U.S. $m
Net assets under UK GAAP                              2,814.0  7,544.0     1,712.2   12,070.2
U.S. GAAP adjustments
 Treasury stock                                          (2.9)                           (2.9)
 Depreciation                                           (10.9)                          (10.9)
 Goodwill and contingent consideration                  (51.7)             1,009.7      958.0
 Marketing and promotion costs                          (87.9)  (135.9)                (223.8)
 Pensions                                               (15.3)   (14.7)       19.0      (11.0)
 Derivative instruments and hedging activities          (11.6)    (8.1)                 (19.7)
 Taxes                                                   70.6                (66.0)       4.6
 Dividends                                               20.8     61.6                   82.4
 Unrealised gain on marketable securities                  --      1.9                    1.9
 Other fair value adjustments                              --                 (9.6)      (9.6)
                                                      -------  -------     -------   --------
Net assets under U.S. GAAP as applied by P&O Princess 2,725.1  7,448.8     2,665.3   12,839.2
Other accounting policy adjustments
 Cruise revenues and expenses                           (12.0)    (7.5)                 (19.5)
 Drydocking                                             (16.5)   (23.4)                 (39.9)
 Marketing and promotion costs                           18.9                            18.9
                                                      -------  -------     -------   --------
Net assets under U.S. GAAP and Carnival's accounting
  policies                                            2,715.5  7,417.9     2,665.3   12,798.7
                                                      =======  =======     =======   ========

Differences between UK GAAP and U.S. GAAP as applied by P&O Princess which have a significant effect on the Combined Group are set out in Part B of Section 3. Other differences between P&O Princess' and Carnival's accounting policies and details of the business combination adjustments are described in this Part B of
Section 4.

2.Unaudited pro forma financial information of the Combined Group in accordance with U.S. GAAP

Introduction

The following unaudited pro forma financial information reflects the proposed DLC transaction, after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma financial information has been prepared from, and you should read it in conjunction with, the historical consolidated financial statements, including the related notes, of Carnival and P&O Princess contained in Sections 2 and 3 of this document.

The unaudited pro forma financial information has been prepared in accordance with U.S. GAAP and in accordance with Carnival's accounting policies under U.S. GAAP. U.S. GAAP differs in certain respects from UK GAAP, and Carnival's accounting policies under U.S. GAAP differ in certain respects from P&O Princess' accounting policies under UK GAAP and U.S. GAAP. The notes to the financial statements included in P&O Princess' financial statements in Section 3 Part B for the year ended 31 December 2002 describe the principal differences between U.S. GAAP and UK GAAP as they relate to P&O Princess.

It is expected that under U.S. GAAP the DLC transaction will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations". The business combination adjustments include provisional estimates of the fair value of the identifiable assets and liabilities acquired. On completion of the DLC transaction, adjustments will be made to these provisional estimates to reflect their estimated fair value at that time. In accordance with the purchase method of accounting, the P&O Princess U.S. GAAP accounting policies will be conformed to Carnival's accounting policies upon completion of the DLC transaction.

The unaudited pro forma statement of operations for the year ended 30 November 2002 has been prepared as if the DLC transaction had occurred on 1 December 2001. The unaudited pro forma balance sheet as of 30 November 2002 has been prepared as if the DLC transaction had occurred on that date. The historical financial information for P&O Princess used in the unaudited pro forma financial information of the combined group is as at and for the year ended 31 December 2002.

The following unaudited pro forma financial information:

..   has been included for illustrative purposes only and, because of its nature, may not give a true picture of the results and the financial position of the Combined Group;

..   does not purport to represent what the combined results of operations actually would have been if the DLC transaction had occurred on 1 December 2001 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information;

..   does not reflect the results of business operations or trading since 30
    November 2002 for Carnival and 31 December 2002 for P&O Princess; and

..   has not been adjusted to reflect any net transaction benefits referred to in other sections of this document.

                  Unaudited Pro Forma Statement of Operations
                      For the Year Ended 30 November 2002
               (U.S. dollars in millions, except per share data)

                                                         Adjustments
                                        ---------------------------------------
                                                                                        Pro forma
                              Carnival                    Accounting     Business       Combined
                               (U.S.      P&O Princess      policy      combination       Group
                               GAAP)    (U.S. GAAP) /(1)/ adjustments   adjustments    (U.S. GAAP)
                              --------  ----------------  -----------   -----------    -----------
Revenues                       4,368.3       2,526.8         (3.9)/(a)/                  6,891.2
Costs and expenses
Operating                     (2,311.9)     (1,576.6)        (5.2)/(b)/                 (3,892.7)
                                                              1.0/(a)/
Selling and administrative      (612.0)       (472.1)         4.3/(c)/     105.1/(k)/     (972.8)
                                                                             1.9/(i)/
Depreciation and amortisation   (382.3)       (169.2)                                     (551.5)
Impairment charge                (20.0)           --                                       (20.0)
                              --------      --------         ----          -----        --------
                              (3,326.2)     (2,217.9)         0.1          107.0        (5,437.0)
                              --------      --------         ----          -----        --------
Operating income               1,042.1         308.9         (3.8)         107.0         1,454.2

Nonoperating (expense) income
Net interest expense             (78.6)        (77.3)                       (1.5)/(f)/    (157.4)
Other (expense) income, net       (4.2)          1.2                                        (3.0)
                              --------      --------         ----          -----        --------
                                 (82.8)        (76.1)                       (1.5)         (160.4)
                              --------      --------         ----          -----        --------

Income before income taxes       959.3         232.8         (3.8)         105.5         1,293.8

Income tax benefit (expense)      56.6         (19.9)                        2.8/(g)/       39.5
                              --------      --------         ----          -----        --------

Net income                     1,015.9         212.9         (3.8)         108.3         1,333.3
                              ========      ========         ====          =====        ========

Earnings per share/(n)/
Basic (U.S.$)                     1.73                                                      1.67
Diluted (U.S.$)                   1.73                                                      1.67

--------
(1)P&O Princess information is for the year ended 31 December 2002.

See accompanying notes to unaudited pro forma financial information of the Combined Group in accordance with U.S. GAAP.

                       Unaudited Pro Forma Balance Sheet
                            As of 30 November 2002
                     (U.S. dollars and shares in millions)

                                                                  Adjustments
                                            -----------------------------------------------
                                                                                                       Pro forma
                                   Carnival                      Accounting            Business        Combined
                                    (U.S.     P&O Princess         policy             combination        Group
                                    GAAP)   (U.S. GAAP) /(1)/    adjustments          adjustments     (U.S. GAAP)
                                   -------- ----------------  -----------         -----------         -----------
Assets
Current assets
Cash and cash equivalents             666.7       162.1                                                   828.8
Short-term investments                 39.0          --                                                    39.0
Accounts receivable, net              108.3       125.9          3.4/(a)/                                 237.6
Inventories                            91.3        87.4                                                   178.7
Prepaid expenses and other            148.3       165.3         18.9/(c)/              (66.0)/(g)/        320.1
                                                                  (16.5)/(b)/        70.1/(l)/
Fair value of derivative contracts       --         7.3                                                     7.3
Fair value of hedged firm
  commitments                          78.4        41.4                                (41.4)/(e)/         78.4
                                   --------     -------         -------           ----------           --------
Total current assets                1,132.0       589.4             5.8                (37.3)           1,689.9

Property and Equipment, Net        10,115.4     5,618.5                                                15,733.9
Goodwill and Intangible Assets,       681.1        75.4                           2,924.4/(d)/          3,605.5
  Net                                                                                  (75.4)/(j)/
Other Assets                          297.2        31.0                                (17.6)/(f)/        294.3
                                                                                     13.9/(l)/
                                                                                       (30.2)/(d-ii)/
Fair Value of Hedged Firm
  Commitments                         109.1          --                                                   109.1
Fair Value of derivative contracts       --        54.6                                                    54.6
                                   --------     -------         -------           ----------           --------
                                   12,334.8     6,368.9             5.8              2,777.8           21,487.3
                                   ========     =======         =======           ==========           ========

Liabilities and Shareholders'
  Equity
Current liabilities
Current portion of long-term debt     148.6       127.0                                                   275.6
Accounts payable                      268.7       184.2                                                   452.9
Accrued liabilities                                                                  29.0/(k)/            543.8
                                      290.4       194.7            (0.1)/(a)/     29.8/(d-ii)/
Customer deposits                     770.6       467.2         15.5/(a)/                               1,253.3
Dividends payable                      61.6          --                                                    61.6
Fair value of derivative contracts     79.8        45.6                                                   125.4
Fair value of hedged firm
  commitments                            --         1.5                                 (1.5)/(e)/           --
                                   --------     -------         -------           ----------           --------
Total current liabilities           1,619.7     1,020.2            15.4                 57.3            2,712.6

Long-term Debt                      3,012.0     2,569.7                                 (5.0)/(f)/      5,576.7
Deferred income and Other
  Long-Term Liabilities               170.8        28.1                              85.0/(h)/            283.9
Fair Value of Derivative
  Contracts                           114.4         1.0                                                   115.4
Fair Value of Hedged Firm
  Commitments                            --        24.8                                (24.8)/(e)/           --

Shareholders' Equity                7,417.9     2,725.1            (9.6)/(d-iii)/ 2,665.3/(m)/         12,798.7
Common stock; 960 shares, 750
  shares and 1,185 shares
  authorized; 586.8 shares, 693.5
  shares and 799.4 shares issued
  and outstanding for Carnival,
  P&O Princess and Pro Forma
  Combined Group, respectively
                                   --------     -------         -------           ----------           --------
                                   12,334.8     6,368.9             5.8              2,777.8           21,487.3
                                   ========     =======         =======           ==========           ========

--------
(1)P&O Princess information is as of 31 December 2002.

See accompanying notes to unaudited pro forma financial information of the Combined Group in accordance with U.S. GAAP.

    Notes to the unaudited pro forma financial information of the Combined
                      Group in accordance with U.S. GAAP

1.  Basis of Presentation

The unaudited pro forma financial information has been prepared on the basis that the DLC transaction will be accounted for using the purchase method of accounting under U.S. GAAP with Carnival as the acquirer. The pro forma financial information is based upon the U.S. GAAP accounting policies of Carnival.

The historical financial information in relation to Carnival as at and for the year ended 30 November 2002 has been derived from the financial information on Carnival that is included in Section 2 Part B.

The historical financial information in relation to P&O Princess as at and for the year ended 31 December 2002 has been derived from the financial information on P&O Princess that is included in Section 3 Part B after making certain adjustments. The adjustments, which are set out in note 2, relate to the conversion of such information on P&O Princess' accounting policies under UK GAAP to P&O Princess' accounting policies under U.S. GAAP.

2.  Conversion of P&O Princess' financial information to U.S. GAAP

This note provides details of adjustments required to convert P&O Princess' previously reported financial information as at and for the year ended 31 December 2002 that was prepared in accordance with P&O Princess' accounting policies under UK GAAP to information in accordance with U.S. GAAP. Further details of the adjustments are set out in P&O Princess' financial statements for the year ended 31 December 2002 included in Section 3 Part B.

(i)  Profit and loss accounts

For the year ended 31 December 2002

                                    P&O Princess   U.S. GAAP P&O Princess
                                         UK GAAP adjustments    U.S. GAAP
      -                             ------------ ----------- ------------
                                         (U.S. dollars in millions)
      Revenues                         2,526.8        --        2,526.8
      Costs and expenses
      Operating                       (1,576.6)       --       (1,576.6)
      Selling and administrative        (477.6)      5.5         (472.1)
      Depreciation and amortisation     (173.9)      4.7         (169.2)
                                      --------      ----       --------
                                      (2,228.1)     10.2       (2,217.9)
                                      --------      ----       --------
      Operating income                   298.7      10.2          308.9
      Nonoperating (expense) income
      Net interest expense               (74.0)     (3.3)         (77.3)
      Other income                         1.2        --            1.2
                                      --------      ----       --------
                                         (72.8)     (3.3)         (76.1)
                                      --------      ----       --------
      Income before income taxes         225.9       6.9          232.8
      Income tax expense                 (17.1)     (2.8)         (19.9)
                                      --------      ----       --------
      Net income                         208.8       4.1          212.9
                                      ========      ====       ========

    Notes to the unaudited pro forma financial information of the Combined
                Group in accordance with U.S. GAAP--(Continued)


(ii)  Net assets

As of 31 December 2002

                                                P&O Princess   U.S. GAAP P&O Princess
                                                     UK GAAP adjustments    U.S. GAAP
-                                               ------------ ----------- ------------
                                                     (U.S. dollars in millions)
Assets
Current assets
   Cash and cash equivalents                        162.1          --        162.1
   Accounts receivable, net                         125.9          --        125.9
   Inventories                                       87.4          --         87.4
   Prepaid expenses and other                       183.5       (18.2)       165.3
   Fair value of derivative contracts                  --         7.3          7.3
   Fair value of hedged firm commitments               --        41.4         41.4
                                                  -------       -----      -------
       Total current assets                         558.9        30.5        589.4
Property and Equipment, Net                       5,629.4       (10.9)     5,618.5
Goodwill and Intangible Assets, Net                 127.1       (51.7)        75.4
Other Assets                                         16.3        14.7         31.0
Fair value of derivative contracts                     --        54.6         54.6
                                                  -------       -----      -------
                                                  6,331.7        37.2      6,368.9
                                                  =======       =====      =======
Liabilities and Shareholders' Equity
Current liabilities
   Current portion of long-term debt                120.3         6.7        127.0
   Accounts payable                                 184.2          --        184.2
   Accrued liabilities                              215.5       (20.8)       194.7
   Customer deposits                                467.2          --        467.2
   Fair value of derivative contracts                  --        45.6         45.6
   Fair value of hedged firm commitments               --         1.5          1.5
                                                  -------       -----      -------
       Total current liabilities                    987.2        33.0      1,020.2
Long-Term Debt                                    2,516.8        52.9      2,569.7
Deferred Income and Other Long-Term Liabilities      13.7        14.4         28.1
Fair Value of Derivative Contracts                     --         1.0          1.0
Fair Value of Hedged Firm Commitments                  --        24.8         24.8
Shareholders' Equity                              2,814.0       (88.9)     2,725.1
                                                  -------       -----      -------
                                                  6,331.7        37.2      6,368.9
                                                  =======       =====      =======

3.  Accounting policy adjustments

The pro forma financial information has been prepared in accordance with the accounting policies of Carnival under U.S. GAAP, which differ in certain respects from the U.S. GAAP accounting policies of P&O Princess as noted below. Upon completion of the DLC transaction, Carnival and P&O Princess will perform a detailed review of their accounting policies and financial statement classifications. As a result of this detailed review, it may become necessary to make certain reclassifications to the Combined Group's financial statements to conform the P&O Princess financial statements to the Carnival accounting policies and classifications. Although Carnival and P&O Princess do not expect that this detailed review will result in material changes to accounting policies or classifications other than as noted below, no such assurance can be given at this time.

(a)  Cruise revenues and expenses

    P&O Princess' accounting policy is initially to record deposits received on sales of cruises as deferred income and recognise them, together with revenues from onboard activities and all associated direct costs of a voyage, on a pro rata basis at the time of the voyage. Carnival's accounting policy is to recognise these items generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. For the year ended

    Notes to the unaudited pro forma financial information of the Combined
                Group in accordance with U.S. GAAP--(Continued)

    and as of 30 November 2002 adjustments of $(2.9) million (affecting revenues by $(3.9) million and operating expenses by $1.0 million) and $(12.0) million (affecting accounts receivable by $(3.4) million, accrued liabilities by $(0.1) million and customer deposits by $15.5 million), respectively, have been made to conform P&O Princess' policy to Carnival's policy.

(b)  Dry-docking

    P&O Princess' accounting policy is to capitalise dry-docking costs and amortise them to operating expense using the straight-line method through the date of the next scheduled dry-dock, which typically is over two to three years. Carnival's dry-dock accounting policy is the same as P&O Princess' except that the capitalised dry-dock costs are amortised to expense generally over one year. For the year ended and as of 30 November 2002 and adjustments of $(5.2) million and $(16.5) million, respectively, have been made to conform P&O Princess' policy to Carnival's policy.

(c)  Marketing and promotion costs

    P&O Princess' accounting policy under U.S. GAAP is to expense all marketing and promotion costs as incurred. Carnival expenses all such costs as incurred except for brochures and media production costs, which are recorded as prepaid expenses and charged to expense as the brochures are consumed or upon the first airing of the advertisement, respectively. For the year ended and as of 30 November 2002 adjustments of $4.3 million and $18.9 million, respectively, have been made to conform P&O Princess' policy to Carnival's policy.

4. Business combination adjustments

(d) Purchase consideration and related goodwill and intangible assets are as follows:

                                                             (U.S.$m)  Notes
                                                             --------  -----
   Purchase consideration                                     5,380.8    (i)
   Costs of acquisition                                          60.0   (ii)
                                                             --------
   Total purchase consideration                               5,440.8
   Less fair value of net assets acquired                    (2,516.4) (iii)
                                                             --------
   Excess of purchase consideration over net assets acquired  2,924.4   (iv)
                                                             ========

--------
(i)The purchase consideration is expected to be based upon the average of the quoted closing market price of Carnival's shares beginning two days before and ending two days after 8 January 2003, the date its DLC transaction offer announcement was agreed to by the P&O Princess board. In addition, the number of P&O Princess shares is adjusted for the proposed share reorganisation of 3.3289 existing P&O Princess shares for one new P&O Princess share, including P&O Princess stock options which will vest in full on completion of the DLC transaction. A Carnival share price of $25.31 has been used for purposes of this pro forma presentation and an estimated number of P&O Princess shares in issue of 212.6 million after adjusting for the share reorganisation.
(ii)Represents Carnival's estimated direct costs of carrying out the proposed DLC transaction, including costs related to the registration of Carnival shares pursuant to the Partial Share Offer, of which $30.2 million has been incurred by Carnival and is included in other assets. An adjustment has been made to remove this $30.2 million from other assets as it will be included in the purchase consideration upon completion of the DLC transaction. Of the total $60.0 million of acquisition costs $29.8 million had not been incurred as of 30 November 2002 and, accordingly, an adjustment has been made to increase accrued liabilities for this amount.
(iii)Based upon preliminary estimates of the fair value of the identifiable assets acquired and liabilities assumed given current information. On completion of the DLC transaction, adjustments will be made to these preliminary estimates to reflect their estimated fair values at that time. Carnival and P&O Princess expect to have independent appraisals performed to assist them in establishing the fair values of P&O Princess' ships and amortisable and non-amortisable intangible assets. However, based on the information currently available, it is not expected that the amount of separately identifiable amortisable intangible assets will be material to the Combined Group's financial statements. No assurance can be given that the preliminary fair value estimates included in this pro forma financial information will not be materially changed as a result of these valuations. Fair value adjustments are detailed in the notes and table below.

    Notes to the unaudited pro forma financial information of the Combined
                Group in accordance with U.S. GAAP--(Continued)


P&O Princess fair value of net assets acquired

                                                    Accounting
                                            P&O       policy                             Pro
                                         Princess   adjustments       Fair value        forma
                                         (US GAAP)   (Note 3)         adjustments     fair value
                                         --------- -----------      -----------       ----------
                                           US $m       US $m             US $m          US $m
Assets
Current assets
  Cash and cash equivalents                 162.1                                        162.1
  Accounts receivable, net                  125.9       3.4/(a)/                         129.3
  Inventories                                87.4                                         87.4
  Prepaid expenses and other                165.3      18.9/(c)/        70.1/(l)/        171.8
                                                      (16.5)/(b)/      (66.0)/(e)/
  Fair value of derivative contracts          7.3                                          7.3
  Fair value of hedged firm commitments      41.4                      (41.4)/(e)/          --
                                          -------     -----           ------           -------
  Total current assets                      589.4       5.8            (37.3)            557.9
                                          -------     -----           ------           -------
Property and equipment, net               5,618.5                                      5,618.5
Goodwill and intangible assets, net          75.4                      (75.4)/(j)/          --
Other assets                                 31.0                      (17.6)/(f)/        27.3
                                                                        13.9/(l)/
Fair value of derivative contracts           54.6                                         54.6
                                          -------     -----           ------           -------
                                          6,368.9       5.8           (116.4)          6,258.3
                                          =======     =====           ======           =======
Liabilities and shareholders' equity
Current liabilities
  Current portion of long term debt         127.0                                        127.0
  Accounts payable                          184.2                                        184.2
  Accrued liabilities                       194.7      (0.1)/(a)/       29.0/(k)/        223.6
  Customer deposits                         467.2      15.5/(a)/                         482.7
  Fair value of derivative contracts         45.6                                         45.6
  Fair value of hedged firm commitments       1.5                       (1.5)/(e)/          --
                                          -------     -----           ------           -------
  Total current liabilities               1,020.2      15.4             27.5           1,063.1
                                          -------     -----           ------           -------
Long term debt                            2,569.7                       (5.0)/(f)/     2,564.7
Other long term liabilities                  28.1                       85.0/(h)/        113.1
Fair value of derivative contracts            1.0        --               --               1.0
Fair value of hedged firm commitments        24.8        --            (24.8)/(e)/          --
Shareholders' equity                      2,725.1      (9.6)/(/*/)/   (199.1)/(/**/)/  2,516.4
                                          -------     -----           ------           -------
                                          6,368.9       5.8           (116.4)          6,258.3
                                          =======     =====           ======           =======

--------
(*)Represents the net shareholders' equity decrease due to accounting policy adjustments.
(**)Represents the net shareholders' equity decrease due to fair value adjustments.

(iv)The excess of purchase consideration over net assets acquired is primarily estimated to include the value attributed to P&O Princess' trademarks, brand names and goodwill. Carnival and P&O Princess believe that these trademarks and brand names have indefinite lives and, accordingly, based on SFAS No. 142, "Goodwill and Other Intangible Assets", no adjustment for pro forma amortisation is required. It is not possible at this time to reasonably estimate the separate amounts attributable to identifiable intangible assets or goodwill since the measurement of these assets requires the expertise of an independent appraiser, who will not be engaged until after the completion of the DLC transaction. Accordingly, the entire amount of the excess of the purchase consideration has currently been allocated to goodwill, but is expected to be allocated between goodwill and other identifiable intangible assets such as brand names and trademarks, subsequent to the completion of the DLC transaction based primarily on the appraiser's valuation. However, since it is expected that the material intangibles that will be identified and valued will have indefinite lives, no material impact on the pro forma statement of operations is expected as a result of this presentation on the Combined Group's balance sheet, as neither goodwill nor these indefinite lived intangibles are allowed to be amortised.

(e) A net adjustment of $15.1 million has been made against the fair value of hedged firm commitments. These adjustments relate to contractual commitments for ships which were ordered, and hedged, at a time when the euro exchange rate was different, and hence, these contracts could be replaced today at a euro price that would convert to a different U.S. dollar cost at current exchange rates.

    Otherwise, the book value, including prepaid dry-dock costs, and fair value of ships in use and under construction are preliminarily estimated to be the same in all material respects. However, Carnival intends to have an appraisal of all the P&O Princess ships, so it is possible that the fair value of some of P&O Princess' ships could be less than or greater than their carrying value.

    Notes to the unaudited pro forma financial information of the Combined
                Group in accordance with U.S. GAAP--(Continued)


(f) An adjustment of $5.0 million has been made to the book value of P&O Princess fixed interest rate long-term debt to reflect current interest rates, without giving effect to any possible changes in credit ratings. The fair value of this debt is based upon quoted market prices or the discounted present value of future amounts payable on the debt. The fair value adjustment is amortised over the remaining term of the debt as applicable, which results in a pro forma increase of $1.5 million in interest expense for 2002. In addition, an adjustment has been made to write-off the book value of P&O Princess' historical deferred financing costs of $17.6 million related to its existing borrowings, as such costs have been considered in determining the fair value of P&O Princess' debt.

(g) An adjustment of $66.0 million has been made to the book value of other tax assets to reflect recoverable value to the Combined Group and to reverse $2.8 million P&O Princess' related tax expense.

(h) An adjustment of $85.0 million has been made to record the fair value of P&O Princess' pension plan liabilities. This relates to the Merchant Navy Officers Pension Fund and is calculated based on, among other things, P&O Princess' current share of total employer contributions.

(i) On completion of the DLC transaction all awards and options granted under the P&O Princess employee share incentive plans will vest in full. An adjustment has been made to reverse the P&O Princess employee share incentive and matching award charge of $1.9 million for the year ended 30 November 2002.

(j) An adjustment has been made to eliminate $75.4 million of P&O Princess' historical goodwill related to prior business acquisitions.

(k) P&O Princess expects to incur and expense approximately $146.0 million of costs related to its terminated Royal Caribbean transaction and the completion of the DLC transaction with Carnival, including costs incurred to register P&O Princess ordinary shares with the U.S. Securities and Exchange Commission. Under U.S. GAAP, $11.9 million was expensed in the year ended December 31, 2001, and $105.1 million was expensed in 2002. An adjustment has been made to reverse this $105.1 million in the pro forma statement of operations for 2002 since Carnival and P&O Princess believe that the Royal Caribbean and Carnival costs are non-recurring charges directly attributable in all material respects to the DLC transaction. Of the total $146.0 million of P&O Princess' costs, $29.0 million has not been incurred as at December 31, 2002 and an adjustment has been made to increase accrued liabilities for this amount.

(l) An adjustment of $84.0 million ($70.1 million current and $13.9 million long term) has been made to record the fair value of P&O Princess' contractual commitments to receive probable and estimable liquidated damages and business interruption insurance proceeds related to the delayed delivery of the Diamond Princess. This ship was initially scheduled for delivery in May 2003, but has been delayed as a result of a fire in October 2002.

(m) The shareholders' equity adjustment of $2,665.3 million represents the net equity increase due to the application of business combination adjustments, as detailed below:


                                                                             US$m      Notes
                                                                       - -------  ----------
Excess of purchase consideration over net assets acquired                2,924.4      4/(d)/
Reduction in P&O Princess shareholders' funds for fair value adjustments  (199.1) 4/(d-iii)/
Costs of acquisition                                                       (60.0)  4/(d-ii)/
                                                                         -------
Shareholders' equity adjustment                                          2,665.3
                                                                         -------

(n) The pro forma weighted average number of shares has been calculated as if the DLC transaction had occurred on 1 December 2001 and after adjusting for the proposed P&O Princess share reorganisation of 3.3289 existing P&O Princess shares for one new P&O Princess share.

    Notes to the unaudited pro forma financial information of the Combined
                Group in accordance with U.S. GAAP--(Continued)


    Based upon the weighted average number of shares outstanding of 706.6 million, including 14.2 million of share options which all vest upon completion of the DLC transaction. (706.6 million diluted), or 212.3 million (212.3 million diluted) after the proposed P&O Princess share reorganisation, for P&O Princess and 586.6 million (588.1 million diluted) for Carnival for the years ended 31 December 2002 and 30 November 2002, respectively, the pro forma weighted average number of shares for the Combined Group is calculated as 798.9 million (800.4 million diluted).

    The pro forma earnings per share amounts have been calculated using the pro forma weighted average number of shares, calculated as described above, and the pro forma earnings for the Combined Group.

(o)  Certainrestructuring and integration expenses may be recorded subsequent to the completion of the DLC transaction. The amount of these charges has not yet been determined, although they have been preliminarily estimated to be approximately $30 million, as they will be the subject of a detailed plan of restructuring and integration to be completed subsequent to the consummation of the DLC transaction. A portion of these charges may subsequently be determined to be part of the purchase consideration. These charges are not reflected in the unaudited pro forma financial information because they are not expected to have a continuing impact on the combined results.

Report on pro forma financial information from KPMG Audit Plc

The following is the text of a report on the pro forma financial information of the Combined Group from KPMG Audit Plc:

[LOGO] KPMG


                               KPMG Audit Plc
                               8 Salisbury Square
                               London
                               EC4Y 8BB
                               United Kingdom

The Directors
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP

Salomon Brothers International Limited, trading as
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square, Canary Wharf
London E14 5LB

                                                                  17 March 2003

Dear Sirs

P&O Princess Cruises plc (the "Company")

We report on the pro forma financial information set out in Section 4, Part B of the circular dated 17 March 2003, which has been prepared, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the directors and proposed directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors and proposed directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

..   the unaudited pro forma financial information of the Combined Group in accordance with UK GAAP has been properly compiled on the basis set out therein;

..   such basis is consistent with the accounting policies of the Company;

..   the adjustments therein are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority; and

..   the reconciliations to U.S. GAAP and Carnival accounting policies of the pro forma financial information have been properly compiled on the basis stated and are appropriate for presenting the effect on profit attributable to shareholders and net assets applying U.S. GAAP and these policies for the periods and as at the date stated.

Yours faithfully

KPMG Audit Plc

Part C. Risk factors

In addition to the other information contained in this document, P&O Princess shareholders should consider the following risk factors before deciding how to vote on the DLC transaction.

Risks relating to the DLC transaction

Benefits from the DLC structure may not be achieved to the extent or within the time period currently expected, which could eliminate, reduce and/or delay the improvements in cost savings and operational efficiencies expected to be generated by the DLC structure

Following completion of the DLC transaction, P&O Princess and Carnival will be managed as if they were a single economic enterprise. Carnival and P&O Princess expect the combination under the DLC structure will enable them to achieve cost savings through synergies as well as enhanced operational efficiencies. However, the companies may encounter substantial difficulties during this process that could eliminate, reduce and/or delay the realisation of the cost savings and synergies that they currently expect. Among other things, these difficulties could include:

..   loss of key employees;

..   inconsistent and/or incompatible business practices, operating procedures, information systems, financial controls and procedures, cultures and compensation structures between Carnival and P&O Princess;

..   unexpected integration issues and higher than expected integration costs;
    and

..   the diversion of management's attention from day-to-day business as a result of the need to deal with integration issues.

As a result of these difficulties, the actual cost savings and synergies generated by the DLC structure may be less, and may take longer to realise, than the companies currently expect.

The structure of the DLC transaction involves risks not associated with the more common ways of combining the operations of two companies and these risks may have an adverse effect on the economic performance of the companies and/or their respective share prices

The DLC structure is a relatively uncommon way of combining the operations and management of two companies and it involves different issues and risks than those associated with the other more common ways of effecting such a combination. In the DLC transaction, the combination will be effected primarily by means of contracts between the two companies and not by operation of a statute or court order. The legal effect of these contractual rights may be different than the legal effect of a merger or amalgamation under statute or court order and there may be difficulties in enforcing these contractual rights. In addition, the contracts will be enforceable only by the companies and not directly by their shareholders. Nevertheless, shareholders of either company might challenge the validity of the contracts or their lack of standing to enforce rights under these contracts, and courts may interpret or enforce these contracts in a manner inconsistent with the express provisions and intentions of Carnival and P&O Princess expressed in such contracts. In addition, shareholders of other companies might successfully challenge other dual listed company structures and establish legal precedents that could increase the risk of a successful challenge to the DLC transaction. The Combined Group will maintain two separate public companies and comply with both Panamanian corporate law and English company and securities laws and different regulatory and stock exchange requirements in the UK and the U.S. This is likely to require more administrative time and cost than is currently the case for each company, which may have an adverse effect on the Combined Group's operating efficiency.

The shares of Carnival and P&O Princess may not trade in line with the equalisation ratio

The economic interests of the shares of Carnival and P&O Princess will be contractually aligned in accordance with the equalisation ratio. However, because the shares of the two companies will remain outstanding, will not be exchangeable for each other at the option of the shareholder and will primarily trade in separate markets with different characteristics and in different currencies, the relative market prices of the shares of P&O Princess and Carnival may not exactly reflect the equalisation ratio. P&O Princess shares could trade at a discount to the Carnival shares because P&O Princess shares will represent between 21 and 26 per cent. of the equity of the Combined Group.

Courts may interpret or enforce the contracts and other instruments that effect the DLC structure in a manner inconsistent with the express provisions and intentions of Carnival and P&O Princess

Various provisions of the Equalisation and Governance Agreement, the companies' articles and the cross guarantees are intended to ensure that, as far as practicable, the shareholders of the Combined Group are treated equitably in the event of insolvency of either or both companies and in accordance with the equalisation ratio, regardless of where the assets of the Combined Group reside. Courts may interpret or enforce these contracts in a manner inconsistent with the express provisions and intentions of Carnival and P&O Princess expressed in such contracts. For instance, a bankruptcy court may not choose to follow the Combined Group's contractual way of allocating liabilities and assets. Therefore, were assets transferred between the two companies, a court, faced with the liquidation or dissolution of either company, may not adhere to the equalisation ratio and the rights of shareholders of the company from which assets were transferred may be adversely affected.

Economic returns on shares of Carnival and P&O Princess will be dependent upon the economic performance of the Combined Group and the inability of one company to pay dividends may limit or prevent the payment of dividends by the other

Upon implementation of the DLC structure, the dividends paid on shares of Carnival and P&O Princess will depend primarily on the economic performance of the assets of both companies of the Combined Group. Therefore, the past performance of P&O Princess shares and Carnival shares may not reflect the future performance of these shares. Additionally, if one company is unable to pay dividends on its shares, the other company must make such payments to the other and/or scale back its dividend in order to equalise the distributions in accordance with the equalisation ratio. After taking into consideration the actions necessary to equalise such distributions, both companies may be limited in their ability, or unable, to pay dividends.

The liquidity and market value of P&O Princess shares could decrease following the DLC transaction and the Partial Share Offer, and this could affect the inclusion of P&O Princess shares in the FTSE series of indices or their full weighting

As a result of the DLC transaction, P&O Princess shares will account for approximately 26 per cent. of the total outstanding equity of the Combined Group. To the extent P&O Princess shares are exchanged for Carnival shares under the Partial Share Offer this percentage would be further reduced to not less than 21 per cent. of the total outstanding equity of the Combined Group. Any such exchange would reduce the liquidity of the market for P&O Princess shares below its level immediately prior to the DLC transaction. In addition, the liquidity of the market for P&O Princess shares would also be further reduced by any future repurchases or buy-back of P&O Princess shares by Carnival or P&O Princess. Reductions in liquidity could adversely affect the market value of the P&O Princess shares.

The liquidity of the market for the P&O Princess shares would also be adversely affected if they became no longer eligible for inclusion in the FTSE series of indices, including the FTSE 100 index. Based on the thresholds currently required to remain in the FTSE 100, this could occur if the aggregate market value of the outstanding P&O Princess shares falls significantly compared to the other constituents of the index. In addition, in order to maintain its full weighting in the FTSE indices, including the FTSE 100, a minimum percentage of P&O Princess shares must qualify as free float as determined by FTSE International. Purchases of P&O Princess shares by Carnival, for example, would reduce the free float. Failure to be included and/or to receive full weighting in the FTSE indices could significantly reduce the demand for, and therefore the liquidity of, P&O Princess shares and lead to significant sales of P&O Princess shares. These could adversely affect the market value of P&O Princess shares.

Changes under the Internal Revenue Code, the applicable U.S. income tax treaties, and the uncertainty of the DLC structure under the Internal Revenue Code may adversely affect the U.S. federal income taxation of the U.S. source shipping income of the Combined Group

Carnival and P&O Princess believe that substantially all of the U.S. source shipping income of each respective company and its subsidiaries qualifies for exemption from U.S. federal income tax, either under:

..   Section 883 of the Internal Revenue Code;

..   as appropriate in the case of P&O Princess and its UK resident subsidiaries, under the U.S.-UK Income Tax Treaty; or

..   other applicable U.S. income tax treaties,

and should continue to so qualify after completion of the DLC transaction. There is, however, no existing U.S. federal income tax authority that directly addresses the tax consequences of implementation of a dual listed company structure such as the DLC structure for purposes of Section 883 or any other provision of the Internal Revenue Code or any income tax treaty and, consequently, the matters discussed above are not free from doubt. See paragraph 11 of Part A of Section 4 under the heading "U.S. taxation".

To date no final U.S. Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed. Any such final regulations or official interpretations could differ materially from Carnival's and P&O Princess' interpretation of this Internal Revenue Code provision and, even in the absence of differing regulations or official interpretations, the Internal Revenue Service might successfully challenge either or both Carnival's and P&O Princess' interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the trading volume or trading frequency of Carnival shares and/or P&O Princess shares on their respective exchanges or with respect to the identity, residence, or holdings of Carnival's and/or P&O Princess' direct or indirect shareholders that could affect the eligibility of Carnival and its subsidiaries and/or certain members of the P&O Princess group otherwise eligible for the benefits of Section 883 to qualify for the benefits of the
Section 883 exemption. Accordingly, it is possible that Carnival and its ship-owning or operating subsidiaries and/or the members of the P&O Princess group whose tax exemption is based on Section 883 may lose this exemption. If any such corporation were not entitled to the benefit of Section 883, it would be subject to U.S. federal income taxation on a portion of its income, which would reduce the net income of such corporation.

As noted above, P&O Princess believes that substantially all of the U.S. source shipping income of P&O Princess and its UK resident subsidiaries qualifies for exemption from U.S. federal income tax under the U.S.-UK Income Tax Treaty. The U.S.-UK Income Tax Treaty has been renegotiated and signed but is pending ratification by the U.S. P&O Princess believes that substantially all of the U.S. source shipping income of the companies referred to above should qualify for exemption from U.S. federal income tax under such treaty if, and as of when, the pending treaty comes into force. In addition, certain companies of the Combined Group may rely on other U.S. income tax treaties for similar exemptions from U.S. taxation on U.S. source shipping income. Neither Carnival nor P&O Princess believe that the DLC transaction will affect the ability of these corporations to continue to qualify for such treaty benefits. There is, however, no authority that directly addresses the effect, if any, of DLC arrangements on the availability of benefits under any applicable U.S. income tax treaty and, consequently, the matter is not free from doubt.

These treaties may be abrogated by either applicable country, replaced or modified with new agreements that treat shipping income differently than under the agreements currently in force. If any of the corporations discussed in the paragraph above that currently qualify for exemption from U.S. source shipping income under any applicable U.S. income tax treaty do not qualify for benefits under the existing treaties or the existing treaties are abrogated, replaced or materially modified in a manner adverse to the interests of any such corporation and, with respect to U.S. federal income tax only, such corporation does not qualify for Section 883 exemption, such corporation may be subject to U.S. federal income taxation on a portion of its income, which would reduce the net income of any such corporation.

After the DLC transaction is completed, P&O Princess shares could be subject to a mandatory exchange into Carnival shares and this would adversely affect holders to the extent they are required, or prefer, to hold UK shares

In certain limited circumstances following implementation of the DLC structure, P&O Princess shares, other than those held by Carnival, may be subject to a mandatory exchange for Carnival shares at the then prevailing equalisation ratio. These circumstances include:

..   a change in tax law that has a material adverse impact on the DLC structure which cannot be avoided by other commercially reasonable means; and

..   the illegality or unenforceability of all or a substantial part of the DLC documents.

In both cases, board action is required and in the case of a change in tax law, shareholder approval is also required. Upon a mandatory exchange, P&O Princess shareholders would no longer hold their investment in the Combined Group in the form of P&O Princess shares listed on the London Stock Exchange and included in the FTSE series of indices, but would instead hold their investment in the form of Carnival shares listed on the NYSE. The exchange by UK P&O Princess shareholders of P&O Princess shares for Carnival shares following mandatory exchange should not constitute a taxable disposal for the purposes of UK taxation on chargeable gains. However, the exchange would adversely affect the holders to the extent they are required, or prefer to hold shares in a UK company with its primary listing on the London Stock Exchange. Additionally, for UK resident or ordinary resident shareholders dividends paid on Carnival shares are taxed differently than dividends paid on P&O Princess shares and this difference in tax treatment may adversely affect certain P&O Princess shareholders subject to a mandatory exchange.

Under current law, depending on the facts and circumstances at the particular time, the mandatory exchange may or may not be a taxable transaction for U.S. federal income tax purposes for U.S. P&O Princess shareholders.

A small group of shareholders will collectively own approximately 35 per cent. of the total combined voting power of the outstanding shares of the Combined Group and may be able to effectively control the outcome of shareholder voting

A group of shareholders, comprising certain members of the Arison family, including Micky Arison, and trusts established for their benefit, that currently beneficially owns approximately 47 per cent. of the voting power of Carnival, will own shares entitled to constitute a quorum at shareholder meetings and to cast approximately 35 per cent. of the total combined voting power of the outstanding shares of the Combined Group. Depending upon the nature and extent of the shareholder vote, this group of shareholders may have the power to effectively control, or at least to influence substantially, the outcome of shareholder votes and, therefore, the corporate actions requiring such votes.

Following completion of the DLC transaction, fewer shares of P&O Princess will be required to approve resolutions at P&O Princess shareholder meetings than would otherwise be the case because:

..   P&O Princess shares acquired by Carnival in the Partial Share Offer
    (potentially up to 20 per cent. of its outstanding shares) or otherwise generally will not have voting rights; and

..   votes at P&O Princess shareholder meetings generally will be carried out based on the percentage of shares voting, rather than based on the number of shares outstanding.

Provisions in the Carnival and P&O Princess constitutional documents may prevent or discourage takeovers and business combinations that shareholders in the Combined Group might consider in their best interests

Carnival's articles and by-laws and P&O Princess' articles contain provisions that may delay, defer, prevent or render more difficult a takeover attempt that shareholders in the Combined Group might consider to be in their best interests. For instance, these provisions may prevent shareholders in the Combined Group from receiving a premium to the market price of Carnival shares and/or P&O Princess shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of Carnival shares or P&O Princess shares if they are viewed as discouraging takeover attempts in the future.

Specifically, Carnival's articles of incorporation contain provisions that prevent third parties, other than the Arison family and related entities, from acquiring beneficial ownership of more than 4.9 per cent. of the outstanding Carnival shares without the consent of the Carnival board of directors and provide for the lapse of rights, and sale, of any shares acquired in excess of that limit. In addition, the Carnival and P&O Princess constitutional documents contain provisions that would apply some of the anti-takeover protections provided by the Takeover Code to both companies. No third party, other than the Arison family and related entities, may acquire additional shares or voting control over shares in either company, if such person would then be able to cast 30 per cent. or more of the votes which could be cast on a joint electorate action, without making an equivalent offer for the other company. The combined effect of these provisions may preclude third parties from seeking to acquire a controlling interest in either company in transactions that shareholders might consider to be in their best interests and may prevent them from receiving a premium above market price for their shares. These provisions may only be amended by both sets of shareholders, voting separately as a class, in a class rights action.

Risks relating to the Combined Group's businesses

The Combined Group may lose business to competitors throughout the vacation market

The Combined Group will operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. The Combined Group will therefore risk losing business not only to other cruise lines, but also to other vacation operators that provide other leisure options including hotels, resorts and package holidays and tours.

The Combined Group will face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services it will offer to cruise passengers. The Combined Group's principal competitors within the cruise vacation industry will include:

..   Royal Caribbean, which owns Royal Caribbean International and Celebrity
    Cruises;

..   Norwegian Cruise Line and Orient Lines;

..   Disney Cruise Line;

..   MyTravel's Sun Cruises, Thomson, Saga and Fred Olsen in the UK;

..   Festival Cruises, Hapag-Lloyd, Peter Deilmann and Phoenix Reisen in Germany;

..   Festival Cruises, Mediterranean Shipping Cruises, Royal Olympia Cruises and
    Louis Cruise Line in southern Europe;

..   Crystal Cruises;

..   Radisson Seven Seas Cruise Line; and

..   Silversea Cruises.

The Combined Group will also compete with land-based vacation alternatives throughout the world, including, among others, resorts and hotels located in Las Vegas, Nevada, Orlando, Florida, various Caribbean, Mexican, Bahamian and Hawaiian Island destination resorts and numerous vacation destinations throughout Europe and the rest of the world.

In the event that the Combined Group does not compete effectively with other vacation alternatives and cruise companies, its market share could decrease and its results of operations and financial condition could be adversely affected.

Overcapacity within the cruise and competing land-based vacation industry could have a negative impact on net revenue yields, increase operating costs, result in ship asset impairments and could adversely affect profitability

Cruising capacity has grown in recent years and Carnival and P&O Princess expect it to continue to increase over the next three and a half years as all of the major cruise vacation companies are expected to introduce new ships. In order to utilise new capacity, the cruise vacation industry will need to increase its share of the overall vacation market. The overall vacation market is also facing increases in land-based vacation capacity, which also will impact the Combined Group. Failure of the cruise vacation industry to increase its share of the overall vacation market could have a negative impact on the Combined Group's net revenue yields. Should net revenue yields be negatively impacted, the Combined Group's results of operations and financial condition could be adversely affected, including the impairment of the value of its ship assets. In addition, increased cruise capacity could impact the Combined Group's ability to retain and attract qualified crew at competitive costs and, therefore, increase the Combined Group's shipboard employee costs.

The international political and economic climate and other world events affecting safety and security could adversely affect the demand for cruises and could harm the Combined Group's future sales and profitability

Demand for cruises and other vacation options has been and is expected to continue to be affected by the public's attitude towards the safety of travel, the international political climate and the political climate of destination countries. Events such as the terrorist attacks in the U.S. on September 11, 2001 and the threat of additional attacks, the outbreak of hostilities or war, including the possibility of military action against Iraq, and national government travel advisories, or concerns that such hostilities or war might break out, together with the resulting political instability and concerns over safety and security aspects of travelling, have had a significant adverse impact on demand and pricing in the travel and vacation industry and may continue to do so in the future. Demand for cruises is also likely to be increasingly dependent on the underlying economic strength of the countries from which cruise companies source their passengers. Economic or political changes that reduce disposable income or consumer confidence in the countries from which the Combined Group will source its passengers may affect demand for vacations, including cruise vacations, which are a discretionary purchase. Decreases in demand could lead to price discounting which, in turn, could reduce the profitability of its business.

The debt rating of the Combined Group may be downgraded from Carnival's current rating, and for this or other reasons the Combined Group may not be able to obtain financing on terms that are favourable or consistent with its expectations

Access to financing for the Combined Group will depend on, among other things, the maintenance of strong long-term credit ratings. Carnival's debt is currently rated "A" by Standard & Poor's, "A2" by Moody's Investor Services and "A" by FitchRatings. P&O Princess' debt is currently rated "BBB" by Standard & Poor's, "Baa3" by Moody's and "BBB+" by FitchRatings. As a result of the DLC transaction, the debt rating of the Combined Group may be downgraded from Carnival's current ratings, although it is expected to remain a strong investment grade rating.

Carnival and P&O Princess believe their current external sources of liquidity, including committed financings, and cash on hand, together with forecasted cash flows from future operations, will be sufficient to fund most or all of the capital projects, debt service requirements, dividend payments and working capital needs of the Combined Group.

The forecasted cash flow from future operations for the Combined Group, as well as the credit ratings of each of Carnival and P&O Princess, may be adversely affected by various factors, including, but not limited to, declines in customer demand, increased competition, overcapacity, the deterioration in general economic and business conditions, terrorist attacks, ship incidents, adverse publicity and increases in fuel prices, as well as other factors noted under these "Risk factors" and the "Cautionary note concerning factors that may effect future results" section of this document. To the extent that the Combined Group is required, or chooses, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand and current external sources of liquidity, the Combined Group will have to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets.

The future operating cash flow of the Combined Group may not be sufficient to fund future obligations, and the Combined Group may not be able to obtain additional financing, if necessary, at a cost that meets its expectations. Accordingly, the financial results of the Combined Group could be adversely affected.

If P&O Princess loses eligibility for inclusion in the FTSE 100 or Carnival is removed from the S&P 500, it may become more difficult for either company to access the equity capital markets

Carnival's shares will remain listed on the NYSE and are expected to continue to be included in the S&P 500. P&O Princess' shares will remain listed on the London Stock Exchange and are expected to remain eligible for inclusion in the FTSE series of indices and are expected to continue to be included with full weighting in the FTSE 100. If P&O Princess loses eligibility for inclusion in the FTSE 100 or Carnival is removed from the S&P 500, it may become more difficult for either company to access the equity capital markets.

Conducting business internationally can result in increased costs

The Combined Group will operate the businesses of Carnival and P&O Princess internationally and plans to continue to develop its international presence. Operating internationally exposes the Combined Group to a number of risks including:

..   currency fluctuations;

..   interest rate movements;

..   the imposition of trade barriers and restrictions on repatriation of earnings;

..   political risks;

..   risk of increases in duties, taxes and governmental royalties; and

..   changes in laws and policies affecting cruising, vacation or maritime businesses or the governing operations of foreign-based companies.

If the Combined Group is unable to address these risks adequately, its results of operations and financial condition could be adversely affected.

Accidents and other incidents at sea or adverse publicity concerning the cruise industry or the Combined Group could affect the Combined Group's reputation and harm its future sales and profitability

The operation of cruise ships involves the risk of accidents, illnesses, mechanical failures and other incidents at sea, which may bring into question passenger safety, health, security and vacation satisfaction and thereby adversely affect future industry performance. Incidents involving passenger cruise ships could occur and could adversely affect future sales and profitability. In addition, adverse publicity concerning the vacation industry in general or the cruise industry or the Combined Group in particular could impact demand and, consequently, have an adverse impact on the Combined Group's profitability.

Operating, financing and tax costs are subject to many economic and political factors that are beyond the Combined Group's control, which could result in increases in operating and financing costs

Some of the Combined Group's operating costs, including fuel, food, insurance and security costs, are subject to increases because of market forces and economic or political instability beyond the Combined Group's control. In addition, interest rates and the Combined Group's ability to secure debt or equity financing, including in order to finance the purchase of new ships, are dependent on many economic and political factors. Actions by U.S. and non-U.S. taxing jurisdictions, could also cause an increase in the Combined Group's costs. Increases in operating, financing and tax costs could adversely affect the Combined Group's results because the Combined Group may not be able to recover these increased costs through price increases of its cruise vacations.

Environmental legislation and regulations could affect operations and increase operating costs

Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups have also generated negative publicity about the cruise industry and its environmental impact. The U.S. Environmental Protection Agency is considering new laws and rules to manage cruise ship waste. Alaskan authorities are currently investigating an incident that occurred in August 2002 on board Holland America's Ryndam involving a wastewater discharge from the ship. As a result of this incident, various Ryndam ship officers have received grand jury subpoenas from the U.S. Attorney's office in Alaska. If the investigation results in charges being brought, sanctions could include a prohibition of operations in Alaska's Glacier Bay National Park and Preserve for a period of time.

In addition, pursuant to a settlement with the U.S. government in April 2002, Carnival pled guilty to certain environmental violations. Carnival was sentenced under a plea agreement pursuant to which it paid fines in fiscal 2002 totalling $18 million to the U.S. government and other parties. Carnival accrued for these fines in fiscal 2001. Carnival was also placed on probation for a term of five years. Under the terms of the probation, any future violation of environmental laws by Carnival may be deemed a violation of probation. In addition, Carnival was required as a special term of probation to develop, implement and enforce a worldwide environmental compliance programme. Carnival is in the process of implementing the environmental compliance programme and expects to incur approximately $10 million in additional annual environmental compliance costs in 2003 and yearly thereafter as a result of the programme. If the DLC transaction is approved, the terms of the environmental compliance programme will become applicable to P&O Princess resulting in higher environmental compliance costs for P&O Princess.

The Combined Group's costs of complying with current and future environmental laws and regulations or liabilities arising from past or future releases of, or exposure to, hazardous substances or to vessel discharges, could increase the cost of compliance or otherwise materially adversely affect the Combined Group's business, results of operations or financial condition.

New regulations of health, safety and security issues could increase operating costs and adversely affect net income

Carnival and P&O Princess are subject to various international, national, state and local health, safety and security laws, regulations and treaties. IMO, which operates under the United Nations, has adopted safety standards as part of the SOLAS Convention, which is applicable to all of Carnival's and P&O Princess' ships. Generally SOLAS establishes vessel design, structural features, materials, construction and life saving equipment requirements to improve passenger safety and security.

In addition, ships that call on U.S. ports are subject to inspection by the U.S. Coast Guard for compliance with the SOLAS Convention and by the U.S. Public Health Service for sanitary standards. Carnival's and P&O Princess' ships are also subject to similar inspections pursuant to the laws and regulations of various other countries such ships visit. Finally, the U.S. Congress recently enacted the Maritime Transportation Security Act of 2002 which implements a number of security measures at U.S. ports, including measures that relate to foreign flagged vessels calling at U.S. ports.

Carnival and P&O Princess believe that health, safety and security issues will continue to be areas of focus by relevant government authorities both in the U.S. and abroad. Resulting legislation or regulations, or changes in existing legislation or regulations, could impact the Combined Group's operations and would likely subject the Combined Group to increasing compliance costs in the future.

Delays in ship construction and problems encountered at shipyards could reduce the Combined Group's profitability

The construction of cruise ships is a complex process and involves risks similar to those encountered in other sophisticated construction projects, including delays in completion and delivery. In addition, industrial actions and insolvency or financial problems of the shipyards building the Combined Group's ships could also delay or prevent the delivery of its ships under construction. These events could adversely affect the Combined Group's profitability. However, the impact from a delay in delivery could be mitigated by contractual provisions and refund guarantees obtained by the Combined Group.

In addition, Carnival and P&O Princess have entered into forward foreign currency contracts to fix the cost in U.S. dollars of certain of Carnival's and P&O Princess' foreign currency denominated shipbuilding contracts. If any of the shipyards are unable to perform under the related contract, the foreign currency forward contracts related to that shipyard's shipbuilding contracts would still have to be honoured. This might require Carnival or P&O Princess to realise a loss on an existing contract without having the ability to have an offsetting gain on its foreign currency denominated shipbuilding contract, thus adversely affecting the financial results of the Combined Group.

                                   SECTION 5

                               THE DLC STRUCTURE

Part A.  Background to the DLC proposal

In the past, both P&O Princess and Carnival have sought to identify, explore and, where appropriate, implement strategies to develop and broaden their cruise product offerings. The senior management of each company has regularly reviewed with its board of directors the strategic objectives of its company and the possible means of achieving those objectives. Both management teams have regularly updated their boards on the changing structure and dynamics of the cruise industry and the overall vacation market.

In the summer of 2001, Mr. Peter Ratcliffe, Chief Executive Officer of P&O Princess, met with Mr. Richard Fain, Chairman and Chief Executive Officer of Royal Caribbean. During these meetings, the possibility of a business combination between P&O Princess and Royal Caribbean was discussed. In subsequent meetings, senior executives of the two companies discussed the changes and developments in their respective companies, and in the cruise industry generally, particularly in light of the events of September 11, 2001 and their effect on the global vacation market, and continued to explore a business combination of the two companies.

On 24 September 2001, during the early stages of the discussions between P&O Princess and Royal Caribbean, Mr. Howard Frank, Vice Chairman and Chief Operating Officer of Carnival, made a telephone call to Mr. Ratcliffe in which he inquired whether P&O Princess would be interested in pursuing discussions towards a business combination with Carnival. Given that P&O Princess' share price was at or near its all time low at the time of the call, P&O Princess did not follow up on this call.

On 20 November 2001, P&O Princess and Royal Caribbean announced that they had entered into agreements to implement a dual listed company transaction. Those agreements, which were not publicly available at that time, included non-solicitation provisions restricting P&O Princess and Royal Caribbean from entering into discussions with third parties except in specified circumstances involving a third party's offer determined by the relevant board to be a Superior Proposal as explained below. The dual listed company transaction provided for a combination of equals in which P&O Princess shareholders would have held approximately 50.7 per cent. of the equity in a dual listed company structure that was substantially similar to the DLC transaction.

On 13 December 2001, following the announcement of the Royal Caribbean transaction, Carnival submitted a detailed private proposal to the P&O Princess board regarding an offer to acquire P&O Princess. The offer was for 200 pence in cash and 0.1361 Carnival shares per P&O Princess share. Based on the prior business day's closing price for Carnival shares of $26.55 per share and an exchange rate of $1:(Pounds)0.692, the Carnival shares were valued at 250 pence, valuing the offer at 450 pence per P&O Princess share. In preparation for its decision to launch a counter bid for P&O Princess, Carnival had performed financial analyses to identify the maximum amount it would be willing to pay to acquire P&O Princess. These analyses were based on public information and Carnival's own internal estimates, and included discounted cash flow analyses and assessments of the financial effects of the transaction. However, this offer and each of Carnival's subsequent offers were ultimately based on an assessment of what price would be acceptable to the P&O Princess board and the P&O Princess shareholders.

Carnival also proposed as part of this proposal the possibility of effecting a combination via alternative structures, including a dual listed company structure. The P&O Princess board carefully considered Carnival's proposal with Sullivan & Cromwell LLP and Freshfields Bruckhaus Deringer, its legal advisers, and Schroder Salomon Smith Barney, its financial adviser, and, at its meeting on 15 December 2001, the P&O Princess board determined that Carnival's proposal was not more favourable from a financial point of view to P&O Princess' shareholders than the transaction with Royal Caribbean and was not reasonably likely to be consummated (that is, it was not a "Superior Proposal" as defined under P&O Princess' agreement with Royal Caribbean). In particular, the P&O Princess board believed that Carnival's proposal would result in P&O Princess shareholders receiving shares that would not be included in the FTSE indices, and consequently a significant proportion of P&O Princess shareholders, particularly UK institutional shareholders, would be unable or unwilling to hold such shares. As a result of this, the board believed that the proposed Carnival transaction would deprive such P&O Princess shareholders of the ability to retain an investment in the cruise industry and to share in the potential benefits of combining with Carnival, making it less financially favourable than the Royal Caribbean transaction in which all P&O Princess shareholders were expected to be able to share in the upside potential expected to be generated by that transaction. Further, the board believed that Carnival's proposal did not represent an irrevocable commitment to make and maintain an offer because it was subject to a number of pre-conditions, including financing and regulatory approvals. The board also believed that Carnival's proposal faced greater regulatory risk in the U.S. and Europe.

On 16 December 2001, P&O Princess announced that its board had concluded that the Royal Caribbean transaction was the more attractive alternative for P&O Princess shareholders, because it believed that Carnival's pre-conditional cash and share proposal was less favourable financially to P&O Princess shareholders and would face greater execution risk than the Royal Caribbean transaction. In response to P&O Princess' rejection of its proposal, Carnival publicly announced a pre-conditional offer for all of the issued share capital of P&O Princess on the same terms as its 13 December proposal.

On 19 December 2001, P&O Princess announced that, in light of Carnival's offer and in order to give its shareholders time to consider fully their alternatives, it would hold an extraordinary general meeting to vote on the Royal Caribbean transaction on 14 February 2002.

Carnival announced on 24 December 2001 that it had made the necessary U.S. antitrust filings in relation to its offer for P&O Princess.

On 27 December 2001, P&O Princess posted its circular to its shareholders with respect to the Royal Caribbean transaction and made its implementation agreement and Joint Venture Agreement with Royal Caribbean publicly available, including the non-solicitation provisions described above.

On 6 January 2002, Carnival sent a letter to the P&O Princess board requesting a meeting with P&O Princess to discuss Carnival's offer and seeking clarity on a number of issues in connection with the Royal Caribbean transaction, including further details regarding termination of the Joint Venture Agreement. P&O Princess responded by letter on 8 January 2002. In its response, P&O Princess referred Carnival to the publicly available agreements between P&O Princess and Royal Caribbean and informed Carnival that those agreements prevented P&O Princess from discussing any acquisition proposal with Carnival that was not a Superior Proposal and that its board continued to believe that Carnival's proposal was neither financially superior to the Royal Caribbean transaction nor deliverable. Consequently, P&O Princess declined Carnival's request for a meeting.

Mr. Ratcliffe publicly clarified on 10 January 2002 that P&O Princess could unilaterally terminate the Joint Venture Agreement with Royal Caribbean in January 2003 at no cost as long as no change of control of P&O Princess had been completed prior to the termination date. On 10 January 2002, Carnival sent another letter to the P&O Princess board asking it for further clarification of this statement.

On 17 January 2002, Carnival indicated in a letter to P&O Princess that Carnival would, subject to certain conditions, be willing to increase its pre-conditional offer to 250 pence in cash and 0.1380 Carnival shares for each P&O Princess share. Based on the prior business day's closing price for Carnival shares of $26.06 per share and an exchange rate of $1:(Pounds)0.695, the Carnival shares were valued at 250 pence, valuing the offer at 500 pence per P&O Princess share. After reviewing Carnival's new proposal in detail with its advisers, the P&O Princess board reaffirmed its view that Carnival's revised proposal was not a Superior Proposal and that, accordingly, P&O Princess continued to be unable to meet with Carnival to discuss its proposal without breaching its contractual obligations to Royal Caribbean.

On 30 January 2002, Carnival announced a revised pre-conditional offer of
0.2684 Carnival shares for each P&O Princess share, valuing each P&O Princess share at 515 pence per share (based on the prior business day's closing price for Carnival shares of $27.05 per share and an exchange rate of $1:(Pounds)0.709). The revised offer included a partial cash alternative of 250 pence for each P&O Princess share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the offer document.

On 31 January 2002, Carnival wrote to P&O Princess shareholders urging them to vote to adjourn the extraordinary general meeting scheduled for 14 February 2002. Carnival suggested this adjournment in order to postpone the vote on the Royal Caribbean transaction until the various antitrust authorities could rule on both transactions.

The P&O Princess board carefully reviewed Carnival's revised offer with its legal and financial advisers and, at its meeting on 3 February 2002, determined that Carnival's revised offer, as revised, was not a Superior Proposal on both value and deliverability grounds. P&O Princess publicly announced its board's conclusions on 4 February 2002 and, under its contractual obligations to Royal Caribbean, remained unable to meet with Carnival. Carnival responded by restating its commitment to proceed with its revised offer and to obtain the necessary regulatory approvals in the U.S. and Europe.

On 7 February 2002, Carnival announced the terms of a further increased offer of 0.3004 Carnival shares for each P&O Princess share, valuing each P&O Princess share at 550 pence per share (based on the prior business day's closing price for Carnival shares of $25.86 per share and an exchange rate of $1:(Pounds)0.708), and again raised the possibility of alternative structures, including a dual listed company structure. Carnival's increased offer was pre-conditional only on the receipt of regulatory approval. The increased offer included a partial cash alternative of 250 pence for each P&O Princess share, pre-conditional on the availability of financing on terms satisfactory to Carnival.

The P&O Princess board carefully reviewed the increased offer with its legal and financial advisers and, at its meeting on 8 February 2002, the P&O Princess board determined that it was not a Superior Proposal. On 8 February 2002, P&O Princess announced that it continued to recommend that its shareholders approve the dual listed company transaction with Royal Caribbean. While the P&O Princess board acknowledged the improvement of Carnival's increased offer in terms of value, it noted that it remained concerned about the structure and deliverability of the Carnival transaction.

P&O Princess convened its extraordinary general meeting with respect to the Royal Caribbean transaction on 14 February 2002. Before resolutions to approve the Royal Caribbean transaction were voted upon, P&O Princess shareholders proposed and passed a resolution to adjourn the meeting. The Chairman of P&O Princess then announced that the meeting would be adjourned for an indefinite period.

On 27 February 2002, Carnival announced that it had formally notified its proposed combination with P&O Princess to the European Commission for review under the EC Merger Regulation. The European Commission cleared the proposed combination on 24 July 2002.

On 24 September 2002, prior to the U.S. Federal Trade Commission closing its investigation into both transactions, the P&O Princess board met to consider the relative merits of the Royal Caribbean transaction and Carnival's proposal in light of currently available information. At that meeting, representatives of Schroder Salomon Smith Barney, P&O Princess' financial adviser, advised the board that it believed that, based on the valuation and share price analyses discussed with the board at that meeting, Carnival's prior proposal to enter into a dual listed company transaction with P&O Princess on the same financial terms as Carnival's latest share exchange proposal was more favourable to P&O Princess' shareholders from a financial point of view than the transaction with Royal Caribbean.

On 4 October 2002, the U.S. Federal Trade Commission voted not to oppose Carnival's acquisition of P&O Princess or the Royal Caribbean transaction. As a result, the only pre-condition to Carnival's increased offer was satisfied.

Following the U.S. Federal Trade Commission announcement, P&O Princess re-examined Carnival's increased offer, including Carnival's prior proposal to enter into a dual listed company transaction with P&O Princess as an alternative to the share exchange offer. After consulting with its financial and legal advisers and considering the analyses discussed with its financial adviser on 24 September 2002, at a meeting on 4 October 2002 the P&O Princess board determined that Carnival's dual listed company proposal was more favourable from a financial point of view to P&O Princess' shareholders than the transaction with Royal Caribbean and was reasonably likely to be consummated given that all regulatory clearances had been obtained. On 4 October 2002, P&O Princess announced that its board had determined Carnival's dual listed company proposal to be a Superior Proposal and that it was willing and able under its agreement with Royal Caribbean to enter into talks with Carnival to discuss this proposal.

On 11 October 2002, executives of Carnival and P&O Princess met together with their respective advisers to discuss a combination of their companies through a dual listed company structure. Discussions also focused on a partial share offer to be launched in conjunction with seeking shareholder approval for the dual listed company structure that would permit P&O Princess shareholders who wished to exchange some of their P&O Princess shares for Carnival shares to do so. On the same date, Carnival and P&O Princess entered into a confidentiality agreement that contemplated the exchange of confidential information between them.

Executives of Carnival and P&O Princess and their respective advisers continued to meet throughout the weeks of 14 October and 21 October 2002. During this time, the boards of directors of Carnival and P&O Princess each held meetings, at which their respective management teams and advisers provided updates on the discussions to date and on the strategic implications and possible benefits and risks of the dual listed company transaction involving the two companies.

On 24 October 2002, Carnival issued a press release announcing its pre-conditional offer to enter into the DLC transaction based on the form of agreements and instruments that it had negotiated with P&O Princess. In order for P&O Princess to be able to accept this offer, its board had to withdraw its recommendation of the Royal Caribbean transaction within 48 hours of Carnival's announcement and not subsequently reinstate such recommendation, the Royal Caribbean transaction had to be voted down by P&O Princess shareholders or otherwise abandoned, the Joint Venture Agreement had to terminate at no cost (other than the break fee under its implementation agreement with Royal Caribbean), the P&O Princess board of directors had to approve and recommend the DLC transaction by 10 January 2003, and P&O Princess had to enter into the negotiated form of the offer and implementation agreement by 10 January 2003. The DLC proposal included the Partial Share Offer for up to, in aggregate, a maximum of 20 per cent. of the issued share capital of P&O Princess. The making of the Partial Share Offer, including the establishment of the 20 per cent. limit, was the subject of negotiation between the parties, and was designed to allow those P&O Princess shareholders who would prefer to participate in the Combined Group through holding Carnival shares an opportunity to do so, while at the same time maintaining the liquidity and market value of the P&O Princess shares.

On 25 October 2002, the P&O Princess board held a meeting to consider the announcement of the DLC proposal and decided to withdraw its recommendation of the Royal Caribbean dual listed company transaction. Subsequent to that meeting, P&O Princess announced that its board welcomed Carnival's announcement of its dual listed company proposal and had determined that the DLC proposal would be financially superior for P&O Princess shareholders compared with the Royal Caribbean dual listed company transaction. It also announced that its board had withdrawn its recommendation of the Royal Caribbean dual listed company transaction.

P&O Princess also entered into an agreement with Royal Caribbean on 25 October 2002 which terminated the implementation agreement with Royal Caribbean immediately, terminated the Joint Venture Agreement on 1 January 2003 as long as no change of control of P&O Princess occurred prior to this date, and provided mutual releases from liabilities arising under the two agreements. Pursuant to the agreement, P&O Princess paid Royal Caribbean $62.5 million as a break fee under its implementation agreement with Royal Caribbean. The P&O Princess board announced that it would formally consider satisfaction of the remaining pre-conditions to the DLC proposal, including entry into an offer and implementation agreement with Carnival, in early January 2003.

On 29 October 2002, Lord Sterling of Plaistow, Chairman of P&O Princess, sent a letter to P&O Princess shareholders informing them of the announcement of the DLC proposal, the withdrawal of the P&O Princess board's recommendation of the Royal Caribbean transaction and the subsequent arrangements with Royal Caribbean for, among other things, the termination of existing agreements between them. Lord Sterling also informed P&O Princess shareholders that he no longer intended to reconvene the adjourned extraordinary general meeting convened on 14 February 2002 to approve the dual listed company combination with Royal Caribbean.

On 2 January 2003, P&O Princess announced that the Joint Venture Agreement had been terminated, and Carnival issued a press release acknowledging and welcoming the termination of the Joint Venture Agreement.

On 7 January 2003, the P&O Princess board approved the DLC transaction and agreed to recommend to the P&O Princess shareholders that they vote in favour of the resolution to implement the DLC structure. Later that day, the senior executive management teams of P&O Princess and Carnival and their respective advisers finalised the agreements and documentation to implement the DLC structure. In the early morning of 8 January 2003, Carnival and P&O Princess signed the Implementation Agreement. P&O Princess then issued a press release announcing that its board had agreed and recommended the DLC transaction and that P&O Princess had signed the Implementation Agreement. Carnival issued a press release announcing the execution of the Implementation Agreement, acknowledging P&O Princess' announcement of its board's recommendation and setting forth its offer to enter into the DLC transaction based on the Implementation Agreement and related agreements and instruments and terms of the Partial Share Offer.

Part B.  Details of the DLC structure

1.  Introduction

On 8 January 2003, P&O Princess and Carnival entered into the Implementation Agreement under which, subject to certain conditions which are described in paragraph 1 of Section 6 of this document, they agreed to implement the DLC structure. Upon entering into the Implementation Agreement and the board of P&O Princess recommending the DLC proposal, all of the pre-conditions to Carnival's DLC proposal were satisfied.

The following is a simplified illustration of the Combined Group after implementation of the DLC structure.

                                  [FLOW CHART]



(1)Further details of the special voting shares and how they will be held are set out in paragraph 3.5.5 of Section 6 of this document.

(2)Further details of the equalisation and voting arrangements are set out in paragraph 4 below and paragraph 3 of Section 6 of this document.

(3)Further details of the cross guarantees are set out in paragraph 2.6 below.

(4)Further details of the cross shareholding are set out in paragraph 8 below.

(5)Trust shares of beneficial interest in the P&O Princess Special Voting Trust will be distributed by way of a dividend to Carnival shareholders.

(6)Carnival shares will be paired with trust shares issued by the P&O Princess Special Voting Trust.

This Part B summarises the key features of the DLC structure, the Implementation Agreement and the contractual arrangements which will govern the DLC structure following implementation of the DLC transaction. Further information on the DLC Agreements is set out in Section 6. See paragraph 16 of
Section 8 for information on the availability of these documents for inspection.

2.  Key features of the DLC structure

2.1  Common economic interests; separate entities and listings

Through the DLC structure Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. The two companies will pursue a common set of business objectives established by the identical boards and single management team, who will evaluate these strategies and other operational decisions from the perspective of all shareholders. The boards of Carnival and P&O Princess will be identical and the Combined Group will be managed by a single senior executive management team.

Although they will be operated as if they were a single economic enterprise, P&O Princess and Carnival will remain separate companies with separate stock exchange listings and index participations. P&O Princess will continue to have a primary listing on the London Stock Exchange and is expected to remain eligible for full participation in the FTSE series of indices, including the FTSE 100. Carnival will continue to have a primary listing on the NYSE and is expected to retain its existing index participations, including its participation in the S&P 500.

2.2  No transfer of assets

The implementation of the DLC structure will not involve the transfer of any assets between P&O Princess and Carnival. Following the implementation of the DLC structure, management of the Combined Group will determine whether assets will be owned by Carnival or P&O Princess as is most efficient and appropriate under the then prevailing circumstances. The Combined Group will comprise all of the assets held by P&O Princess and Carnival immediately prior to completion of the DLC transaction.

2.3  Holdings of P&O Princess and Carnival shareholders

Existing P&O Princess shareholders will continue to hold their shares in P&O Princess and/or may exchange their P&O Princess shares for Carnival shares in the Partial Share Offer. Existing Carnival shareholders will continue to hold their shares in Carnival. P&O Princess shareholders will continue to receive dividends from P&O Princess and Carnival shareholders will continue to receive dividends from Carnival. However, P&O Princess shareholders and Carnival shareholders will effectively have an economic interest in the Combined Group as a whole as a result of the arrangements described in this Part B of Section 5.

2.4  Identical boards and single senior executive management

Carnival and P&O Princess will be managed and operated as if they were a single economic enterprise. As Carnival and P&O Princess will remain separate corporate entities, each will continue to have its own board of directors, but the boards and senior executive management of each company will be identical. No person may be a member of the P&O Princess board without also being a member of the Carnival board, and vice versa. Following completion of the DLC transaction, the directors of P&O Princess and Carnival will be the individuals set forth in paragraph 8 of Part A of Section 4. In addition to their normal fiduciary duties to the company and the obligation to have regard to the interests of its shareholders, the directors of each company will be entitled to have regard to the interests of the other company and its shareholders. Micky Arison, currently the Chairman and Chief Executive Officer of Carnival, will be the Chairman and Chief Executive Officer of both Carnival and P&O Princess, Howard S. Frank, currently the Vice-Chairman and Chief Operating Officer of Carnival, will be the Vice-Chairman and Chief Operating Officer of both Carnival and P&O Princess and Gerald R. Cahill, the Chief Financial Officer and Chief Accounting Officer of Carnival, will be the Chief Financial Officer and Chief Accounting Officer of both Carnival and P&O Princess. The headquarters of the Combined Group will be in Miami, with a corporate office in London.

Resolutions relating to the appointment, removal and re-election of directors after completion will be considered as a joint electorate action and voted upon by the shareholders of each company, effectively voting together as a single decision-making body in accordance with the equalisation ratio (see paragraph
2.5 below).

Carnival and P&O Princess comply with, and the Combined Group will comply with, the applicable corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 and of the rules of the NYSE. These are the corporate governance rules applicable to U.S. public companies. P&O Princess will also continue to comply with the rules of the UK Listing Authority (including certain annual disclosure requirements regarding compliance with the Combined Code, appended to those rules) and the London Stock Exchange. It is expected that P&O Princess will, upon completion of the DLC transaction, not comply with the recommendation of the Combined Code to have a separate chairman and chief executive officer.

2.5  Voting arrangements

Under the terms of the DLC Agreements, the Carnival articles and by-laws and the P&O Princess memorandum and articles will be amended to provide for special voting arrangements to be implemented so that in most cases the shareholders of both companies effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company, known as joint electorate actions. The voting interests represented by an individual share in one company relative to the voting interests of an individual share in the other company will be determined by reference to the equalisation ratio. Accordingly, following the P&O Princess share reorganisation, one P&O Princess share will have voting rights equivalent to those of one Carnival share. For more information about joint electorate actions, see paragraph 3.5.2 of Section 6.

Certain actions in which the shareholders of each company may have divergent interests, including amendments to provisions designed to preserve the dual listed company structure of the Combined Group, will be subject to the separate approvals of both Carnival shareholders and P&O Princess shareholders, each voting separately as a class. Such actions are referred to as class rights actions. These actions include, among others, transactions primarily designed to amend or unwind the DLC structure, adjustments to the equalisation ratio not in accordance with the Equalisation and Governance Agreement, and amendments to a number of tax-related provisions in Carnival's articles of incorporation. For more information about class rights actions, see paragraph 3.5.3 of Section 6.

The voting arrangements will be implemented by entrenching them in the constitutional documents of the two companies and through the Equalisation and Governance Agreement and rights attaching to specially created special voting shares to be issued by each of P&O Princess and Carnival.

Under the constitutional documents of each company, shares held by one company in the other will have no voting rights unless such company holds 90 per cent. or more of such class of shares in issue or outstanding of that company.

2.6  Cross guarantees

Upon completion of the DLC transaction, P&O Princess and Carnival will each execute a Deed of Guarantee for the purpose of guaranteeing contractual monetary amounts owed to creditors by the other company incurred on or after the implementation of the DLC structure. Future creditors of Carnival and P&O Princess entitled to the benefit of the Deeds of Guarantee will, to the extent possible, be placed in the same position as if the relevant debt were also owed by the other company.

For more information about the Deeds of Guarantee, see paragraph 7 of Section 6.

2.7  Buy-backs and issuances of shares

Subject to applicable law, each of Carnival and P&O Princess may purchase shares in the other and acquire its own shares. However, under the terms of the DLC Agreements, unless approved as a class rights action, neither Carnival nor P&O Princess may Buy-Back P&O Princess shares in the two-year period following the date on which the DLC structure is implemented. After expiration of the initial two-year period, for each of the subsequent three years neither Carnival nor P&O Princess may Buy-Back P&O Princess shares in excess of 5 per cent. per year of the issued P&O Princess shares (calculated as at the first day in such annual period). Thereafter, there will be no restriction in the DLC Agreements on the number of P&O Princess shares which may be the subject of a buy-back. There will be no restrictions in the DLC Agreements on the number of Carnival shares that may be the subject of Buy-Backs.

Additionally, neither Carnival nor P&O Princess may issue any shares to the other company or any of its subsidiaries, except on a pre-emptive basis to all shareholders, in the two-year period following the date on which the DLC structure is implemented. After expiration of the initial two-year period, for each of the subsequent three years neither Carnival nor P&O Princess may issue shares to the other company or any of that company's subsidiaries, except on a pre-emptive basis to all shareholders, in excess of 5 per cent. per year of the issued or outstanding shares (calculated as at the first day in such annual period). Thereafter, there will be no restriction in the DLC Agreements on the issuance of shares to the other company or any of that company's subsidiaries.

These restrictions may be varied by a class rights action (see paragraph 3.5.3 of Section 6). For further details, in relation to these provisions, see paragraph 3.2 of Section 6 below.

3.  DLC principles

The Equalisation and Governance Agreement, which will be the contractual relationship between Carnival and P&O Princess that governs the treatment of the two companies as if they were a single economic enterprise following implementation of the DLC structure, embodies the following DLC principles:

(a) Carnival and P&O Princess will operate as if they were a single economic enterprise, through boards of directors which comprise the same individuals and a single senior executive management (based on the DLC equalisation principles described in paragraph 4 below);

(b) the directors of Carnival and P&O Princess will be entitled to have regard to the interests of both groups of shareholders and both companies of the Combined Group;

(c) the capital of the Combined Group will be deployed and managed in the most effective way for the benefit of the shareholders of the Combined Group;

(d) voting on matters to be considered by the Combined Group's shareholders will be undertaken in accordance with the P&O Princess articles, the Carnival articles and by-laws and the SVE Voting Deed (see paragraph 6 of Section 6); and

(e) no person will be permitted to obtain control over Carnival or P&O Princess without making a comparable takeover offer for the other company. Subject to compliance with these provisions, a person, together with any concert party, may (a) acquire, or acquire voting rights over, 30 per cent. or more of the combined votes which could be cast on a joint electorate action (see paragraph 3.5.2 of Section 6); or (b) if such person already holds not less than 30 per cent., but not more than 50 per cent., of the combined votes which could be cast as a joint electorate action, acquire voting rights over any shares which increase the percentage of votes which such person(s) could cast on a joint electorate action. See paragraph 6 below for a more detailed description of the takeover provisions.

4.  Equalisation of voting and economic rights

4.1  DLC equalisation principles

In order to effect the relative rights of Carnival shares and P&O Princess shares, the Combined Group will be operated under the following DLC equalisation principles:

(a) the equalisation ratio will effectively govern the proportion in which distributions of income and capital are made to the holders of Carnival shares relative to the holders of P&O Princess shares (and vice versa) and the relative voting rights of the holders of Carnival shares and the holders of P&O Princess shares on joint electorate actions. Immediately after completion of the DLC transaction and the P&O Princess share reorganisation, a holder of one Carnival share will effectively have the same:

   (i) right to distributions of income and capital; and

  (ii) rights as to voting in relation to joint electorate actions,

    as the holder of one P&O Princess share;

(b) issuances of or transactions affecting the share capital of Carnival or P&O Princess will be implemented in a way which will not give rise to a materially different financial effect as between the interests of the holders of Carnival shares and the interests of the holders of P&O Princess shares. Subject to paragraph 4.2 below, if any such issue or transaction involves any of the following:

   (i) a rights issue of shares at less than market value;

  (ii) except as provided in (i) above, an offer of any securities, or a grant of any options, warrants or other rights to subscribe for, purchase or sell any securities, to shareholders by way of rights;

 (iii) non-cash distributions to shareholders and share repurchases involving an offer made to all or substantially all of the shareholders of a company to repurchase their shares at a premium to market value;

  (iv) a consolidation or subdivision of shares; or

   (v) an issue of shares to shareholders for no consideration or solely by way of capitalisation of profits or reserves,

   then an automatic adjustment to the equalisation ratio will occur as prescribed in the Equalisation and Governance Agreement, unless the Carnival board of directors and P&O Princess board of directors, in their sole discretion, undertake:

      (i) a Matching Action (as defined in the Definitions section of this document); or

    (ii) an alternative to such automatic adjustment that has been approved as such by a class rights action (see paragraph 3.5.3 of Section 6).

   Any adjustments to the equalisation ratio will be communicated to shareholders through an announcement made via a Regulatory Information Service.

   The Carnival board and P&O Princess board will be under no obligation to undertake any such Matching Action or to seek approval of an alternative as a class rights action;

(c) if any issue or transaction referred to in paragraph (b) above is not covered by an automatic adjustment to the equalisation ratio, then no automatic adjustment to the equalisation ratio will occur, but the Carnival board and P&O Princess board shall have the right (in their sole discretion), but not the obligation, to undertake a Matching Action, or to seek approval of an adjustment to the equalisation ratio as a class rights action.

4.2  Circumstances not requiring adjustment to the equalisation ratio

No adjustment to the equalisation ratio will be required in respect of:

(a)  scrip dividends or dividend reinvestments at market price;

(b) issuances of P&O Princess shares or Carnival shares or securities convertible into, or exercisable or exchangeable for, such shares pursuant to employee share plans;

(c) issuances of Carnival shares under the Carnival convertible securities;

(d) issuances of shares or securities convertible into, or exercisable or exchangeable for, such shares other than to all or substantially all shareholders of either company (including for acquisitions);

(e)  abuy-back or repurchase of any shares:

   (i) in the market by means of an offer not open to all or substantially all shareholders of either company or in compliance with Rule 10b-18 under the Exchange Act;

  (ii) at or below market value;

 (iii) by either company pursuant to the provisions in such company's constitutional documents referred to in paragraph 6 below; or

  (iv) pro rata to the shareholders of the Combined Group at the same effective premium to the market price (taking into account the equalisation ratio);

(f) Matching Actions;

(g) the issue of an equalisation share by either company to the other (see paragraph 5.3 below); and

(h) any purchase, cancellation or reduction of disenfranchised shares.

5.  Distributions

5.1  Currency for dividends

Carnival will declare its dividends and other distributions in U.S. dollars and will continue to pay its dividends in U.S. dollars. P&O Princess will continue to declare its dividends in U.S. dollars and make payment in pounds sterling, except to shareholders who elect to receive their dividends in U.S. dollars.

5.2  Matching cash dividends and other cash distributions

If one company proposes to pay a cash dividend or other cash distribution to its shareholders, then the other company must pay a matching cash dividend or other cash distribution of an equivalent amount per share to its shareholders in accordance with the equalisation ratio (before deduction of any amounts in respect of tax required to be deducted or withheld and excluding the amounts of any tax credits or other tax benefits).

5.3  Inability to pay matching cash dividends and other cash distributions

If either company is unable to make a cash dividend or other cash distribution which is equivalent (in accordance with the equalisation ratio and, if relevant, having regard to an appropriate exchange rate agreed by the boards of directors of each of Carnival and P&O Princess) to that being made or paid by the other company, then the other company must either make an equalisation payment which, after payment of any tax liability associated with such payment by both parties, enables that party to make or pay an equivalent distribution or scale back the amount of the cash dividend or other cash distribution it makes or pays accordingly, so that their respective cash dividends or other cash distributions are equivalent distributions.

The Carnival board and P&O Princess board may agree that either company should issue an equalisation share to the other to assist with the tax treatment of payments between the two companies. If the company which will receive an equalisation payment has had issued to it an equalisation share, then the other company may (subject to taxation or other concerns) make the equalisation payment as a dividend payment on that equalisation share.

5.4  Timing of cash dividends or other cash distributions

All dividends or distributions of cash (whether of an income or capital nature) will be announced and made or paid by the companies as closely in time as possible.

6.  Takeover regulation of the Combined Group

6.1  Background

Carnival and P&O Princess will remain separately listed companies and will remain subject to any takeover laws and rules applicable in their jurisdiction of organisation, subject to provisions in the Carnival articles and the P&O Princess articles, which are intended to have the effect of:

(a) recognising the substantive effect of the DLC transaction that (i) the two companies should be regarded as a combined enterprise that will be managed by a single senior executive management team and (ii) the two companies will have aligned economic interests and will pursue common objectives; and

(b) respecting the acquisition limits under the Takeover Code where (a) a person(s) acquires, or acquires voting rights over, 30 per cent. or more of the combined votes which could be cast on a joint electorate action, or (b) any person(s) that already holds not less than 30 per cent., but not more than 50 per cent., of the combined votes which could be cast on a joint electorate action acquires, or acquires voting rights over, any shares which increase the percentage of votes which such person(s) could cast on a joint electorate action.

The UK Takeover Panel has confirmed that, on the basis of information available to it, upon completion of the DLC transaction, neither P&O Princess nor Carnival will be a company to which the Takeover Code applies. The Takeover Code provides a number of protections for shareholders, particularly in relation to mandatory offers where a person or group of persons acting in concert acquires in excess of 30 per cent. of the voting rights of a company.

Provisions will be included in the constitutional documents of Carnival and P&O Princess in order to replicate certain of the protections provided by the Takeover Code. To the extent that any person, or group of persons acting in concert, acquires shares in the Combined Group such that the resulting shareholding exceeds one of the current limits in Rule 9 of the Takeover Code, such shares will be disenfranchised (that is, the owner of those shares would cease to have any economic or voting rights in those shares) unless an offer for all shares in the Combined Group at a price equivalent to that applicable to the acquisition has been made. A Buy-Back by Carnival or P&O Princess of its own shares would not trigger these provisions.

There are certain exceptions to these provisions in the case of Micky Arison, other members of the Arison family and trusts for their benefit, which together will hold approximately 35 per cent. of the equity of the Combined Group. Under the DLC Agreements, the Arison family and trusts for their benefit may acquire shares in the Combined Group without triggering these provisions, as long as their aggregate holdings do not increase by more than 1 per cent. of the voting power of the Combined Group in any period of 12 consecutive months, subject to their combined holdings not exceeding 40 per cent. of the voting power of the Combined Group at any time. These parties may acquire additional shares or voting power above those special limits if they comply with the offer requirement described above.

The Carnival articles also contain provisions that prevent third parties, other than the Arison family and trusts for their benefit, from acquiring beneficial ownership of more than 4.9 per cent. of the outstanding Carnival shares without the consent of the Carnival board of directors and provide for the lapse of rights, and sale, of any shares acquired in excess of that limit. The combined effect of these provisions precludes a third party from acquiring control of a controlling interest in the Combined Group.

These provisions may only be amended by both sets of shareholders, voting separately as a class, in a class rights action.

6.2  Control threshold

Under the P&O Princess articles and the Carnival articles, there will be a limit which effectively prevents a person (together with any concert parties) from (a) acquiring, or acquiring voting control over, 30 per cent. or more of the combined votes which could be cast on a joint electorate action or (b) if such person(s) already holds not less than 30 per cent., but not more than 50 per cent., of the combined votes which would be cast on a joint electorate action, acquiring, or acquiring voting control over, any shares which increase the percentage of votes which such person(s) could cast on a joint electorate action, except as described below.

6.3  Equivalent opportunities

If a person (together with any concert parties) exceeds either of the limits described in paragraph 6.2 above then, under the Carnival articles and the P&O Princess articles, that person will lose all rights attached to such shares as described in paragraph 6.4 below unless that person makes, or announces a binding intention to make, equivalent offers for both companies of the Combined Group within 10 days of exceeding either limit and such offers are made to both Carnival shareholders and P&O Princess shareholders within 28 days of making such an announcement. In summary, the equivalent offers (and any increase or extension thereof) must:

(a) be made to all holders of Carnival shares and P&O Princess shares at or about the same time;

(b) comply with all applicable laws and rules which would govern an offer for the Carnival shares and which would govern an offer for the P&O Princess shares; and

(c) be determined by the P&O Princess board and Carnival board to be equivalent with respect to consideration (including taking into account any existing share price disparity), terms and conditions of offer, information with respect to such offer and time to consider the offer for both the Carnival shareholders and the P&O Princess shareholders, both in relation to an initial offer and any increase or extensions.

Due to the variety of takeover procedures and structuring mechanisms for such a transaction and the different takeover regimes applicable to both companies the concept of equivalence cannot be defined prescriptively. It is expected that the boards of the Combined Group, considering applicable rules and regulations promulgated under the Exchange Act and, where if relevant, in consultation with the UK Takeover Panel (see paragraph 6.1 above), will determine whether the offers are equivalent. In any event, such determination would be made on a case-by-case basis.

Each group of shareholders will be provided equivalent treatment and opportunities and therefore will be entitled to make its own decision as to whether the relevant offer is accepted. The completion of such transaction would require both offers to become unconditional.

6.4  Breach of limits

Under the Carnival articles and the P&O Princess articles, if a person exceeds the applicable limit described in paragraph 6.2 above without making an equivalent offer for all Carnival shares and P&O Princess shares, then, under the Carnival articles and the P&O Princess articles such excess shares, as defined in paragraph 4.2 of Section 7, will be transferred to a trustee to be held in trust for a charitable organisation. Such transfer may be effected by the relevant board of the company concerned. The person who originally beneficially owned those shares in breach of the prescribed ownership limit will lose rights to income and any voting rights on those shares. The trustee may then be required by the relevant board to transfer such shares to another person, including (subject to applicable law and regulation) the relevant company. A more detailed description of those powers is described in paragraph 4 of Section 7.

Similar provisions will also be included in the Carnival articles, relating to any breach of the 4.9 per cent. beneficial ownership limit on shares in that company.

6.5  Exclusions to the ownership threshold

The provisions and restrictions described in paragraphs 6.3 and 6.4 above will not apply to:

(a) any Buy-Back;

(b) any acquisition of shares if the restrictions are prohibited by applicable law and regulations;

(c) any acquisition by members of the Arison family and trusts for their benefit provided their holdings do not increase by more than 1 per cent. of the voting power of the Combined Group in any period of 12 consecutive months, subject to their combined shareholdings not exceeding 40 per cent. of the voting power of the Combined Group. Any transfers of shares among members of the Arison family and trusts for their benefit are also not subject to the provisions and restrictions described in paragraphs 6.2 and
    6.3 above; and

(d) any acquisition pursuant to a mandatory exchange (as described in paragraph 7 below).

6.6  Combined effect of the takeover provisions

The application of other UK takeovers laws and rules will depend upon the circumstances prevailing at the time. In particular, while the UK Takeover Panel has confirmed, on the basis of information available to it, that upon completion of the DLC transaction neither P&O Princess nor Carnival will be a company to which the Takeover Code applies, circumstances may change and the Takeover Code may apply in the future. Such a determination is currently entirely within the discretion of the UK Takeover Panel.

7.  Mandatory exchange

In certain limited circumstances (described in (a) or (b) below) following implementation of the DLC structure, P&O Princess shares may be subject to a mandatory exchange for Carnival shares at the then prevailing equalisation ratio. Upon a mandatory exchange, P&O Princess shareholders would no longer hold their investment in the Combined Group in the form of P&O Princess shares listed on the London Stock Exchange and included in the FTSE series of indices, but would instead hold their investment in the form of Carnival shares listed on the NYSE. A mandatory exchange would occur:

(a) If there is a change in applicable tax laws, rules or regulations or their application or interpretation, and, based on a legal opinion and after using commercially reasonable efforts to explore available alternatives, and the P&O Princess board shall have reasonably determined that:

   (i) the change is reasonably likely to have a material adverse effect on the Combined Group being considered as a single enterprise;

  (ii) it is reasonably likely that the material adverse effect would be eliminated or substantially reduced by a mandatory exchange; and

 (iii) the material adverse effect could not be substantially eliminated by any commercially reasonable alternative to a mandatory exchange,

   and the mandatory exchange is approved by two-thirds of the shareholders of P&O Princess and Carnival voting on a joint electorate action; or

(b) If:

   (i) there is a change in the applicable non-tax laws, rules or regulations or their application or interpretation, as a result of which the P&O Princess board has reasonably determined and having received a legal opinion, that it is reasonably likely that all or a substantial portion of the DLC documents are unlawful, illegal or unenforceable; or

  (ii) a court or other governmental entity has issued a ruling, judgement, decree or order, which has been appealed to the extent the P&O Princess board deems reasonably appropriate, holding that all or a substantial portion of the DLC documents are unlawful, illegal or unenforceable, and the P&O Princess board, based on a legal opinion and after using commercially reasonable efforts to explore the available alternatives to the mandatory exchange, has reasonably determined that:

    . the legal basis for the illegality or unenforceability would be eliminated by a mandatory exchange;

    . the illegality or unenforceability could not be eliminated by amendments to the DLC documents that would not materially and adversely affect the rights of the shareholders of P&O Princess and Carnival, taken together or in relation to each other; and

    . the change in law or the ruling, judgment, decree or order is reasonably likely to be enforced in a way that will have a material adverse effect on the Combined Group,

    andthe P&O Princess board decides to effect the mandatory exchange.

   Carnival will execute the Carnival Corporation Deed for the benefit of P&O Princess shareholders on the date of completion in respect of its obligations to effect a mandatory exchange under the P&O Princess articles on the basis described above. The Carnival Corporation Deed will automatically terminate in the following circumstances:

       (i)termination of the Equalisation and Governance Agreement (see paragraph 3.3 of Section 6);

      (ii)completion of a mandatory exchange;

     (iii)a resolution is passed for the liquidation of the whole or substantially the whole of P&O Princess; or

      (iv)the mandatory exchange provisions in the P&O Princess articles are properly deleted.

8.  Cross shareholding

Any P&O Princess shares owned by Carnival, including those acquired in connection with the Partial Share Offer, will have the same rights as other P&O Princess shares except that:

(a)Carnival will not be able to vote those shares at any general meeting or class meeting unless Carnival holds at least 90 per cent. of all P&O Princess shares in issue; and

(b)Carnival will not participate in any equivalent liquidation payment described in paragraph 3.7.1 of Section 6.

As a holder of P&O Princess shares, Carnival will be entitled to receive any dividends or other cash distributions paid or made on such shares (see paragraph 5 above).

Similar restrictions will apply to any Carnival shares owned by P&O Princess.

See paragraph 3.2 of Section 6 in relation to restrictions on the ability of either company to Buy-Back and/or issue its shares to the other company.

                                   SECTION 6

            SUMMARY OF THE AGREEMENTS RELATING TO THE DLC STRUCTURE

1.  Implementation of the DLC structure

1.1  The Implementation Agreement

The Implementation Agreement sets out the terms and conditions under which Carnival and P&O Princess have agreed to implement the DLC structure. The Implementation Agreement was entered into by Carnival and P&O Princess on 8 January 2003.

Under the Implementation Agreement, Carnival and P&O Princess have agreed, amongst other things:

(a)to use their respective reasonable best efforts to take all steps necessary or desirable to implement the DLC structure;

(b)on satisfaction or waiver of the conditions precedent to completion of the DLC transaction:

    (i)to enter into the Equalisation and Governance Agreement, the SVE Special Voting Deed and the Deeds of Guarantee;

   (ii)to effect the amendments to their respective constitutional documents necessary to implement the DLC structure (as described in Section 7 in the case of P&O Princess, and paragraph 4 below in the case of Carnival);

  (iii)to issue their respective special voting shares; and

   (iv)to appoint, and procure the resignations of, such persons as are necessary to ensure that the board of directors of each company comprises the same persons;

(c)subject to certain exceptions, not to approach or entertain, solicit or facilitate an approach from a third party with respect to an acquisition proposal for all or a significant portion of the assets or voting power of its company; and

(d)to pay a break fee of $49.4 million (representing 1 per cent. of P&O Princess' market capitalisation at the close of business on 7 January 2003) to the other company if the Implementation Agreement is terminated in certain circumstances.

If the Implementation Agreement is terminated, Carnival will make the share exchange offer of 7 February 2002, unless the termination has been as a result of: (i) P&O Princess shareholders voting against the resolution required to implement the DLC transaction at the P&O Princess EGM; or (ii) a condition of the Implementation Agreement being invoked which Carnival notifies the Panel it would invoke in relation to the conditions to its share exchange offer, such invocation requiring the consent of the Panel in accordance with Note 2 to Rule 13 of the Takeover Code. In particular, Carnival will proceed with its share exchange offer of 7 February 2002 where the Implementation Agreement has been terminated by Carnival as a result of the P&O Princess board withdrawing or adversely modifying its recommendation of the DLC transaction or because a competing proposal is announced.

1.2  Conditions precedent

The obligations of Carnival and P&O Princess to complete the DLC structure pursuant to the Implementation Agreement are subject to the satisfaction or waiver of a number of conditions precedent.

If any condition precedent to completion of the Implementation Agreement is not satisfied (or waived) by the relevant party on or before 30 September 2003, either Carnival or P&O Princess may (as long as that company is not in breach of the Implementation Agreement and subject to the approval of the UK Takeover Panel) terminate the Implementation Agreement, and the DLC transaction will not proceed.

The following conditions precedent to the obligations of both companies to complete the DLC transaction remain to be satisfied as at 12 March 2003 (being the latest practicable date prior to publication of this document):

(1)  Shareholder approvals

(a)The passing, at the P&O Princess EGM, of the resolution required to implement the DLC structure by the vote of not less than three-quarters of the votes attaching to P&O Princess shares that are voted in person or by proxy at that meeting; and

(b)The approval, at the Carnival Special Meeting, of the resolutions required to implement the DLC structure, by the vote of a simple majority of the outstanding Carnival shares entitled to vote thereon.

(2)  No change in law or order restricting the DLC transaction

The absence of action, or threatened action, by any governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the completion or performance of, or materially adversely affects, the DLC transaction.

(3)  Effectiveness of each company's new constitutional documents

(a)The P&O Princess memorandum and articles having become effective; and

(b)the Carnival articles and by-laws having become effective.

(4)  The Partial Share Offer

The Partial Share Offer having become unconditional (except for the condition regarding completion of the DLC transaction).

(5)  NYSE Listing

The NYSE having approved the listing on the NYSE of either the trust shares of beneficial interest or the P&O Princess special voting share, subject in either case only to official notice of issuance.

P&O Princess' obligation to complete the DLC transaction is also subject to the satisfaction or waiver of the following conditions precedent:

(1)  Representations and warranties and covenants of Carnival

The representations and warranties of Carnival set out in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of completion, and Carnival having performed in all material respects its obligations under the Implementation Agreement, and P&O Princess having received an officer's certificate of Carnival to such effect.

(2)  Carnival third party consents

Carnival having obtained all third party consents or approvals necessary to complete the DLC transaction, other than those that would not have a material adverse effect on the transactions contemplated by the Implementation Agreement.

(3)  Carnival special voting share

Carnival having issued the Carnival special voting share to the Carnival Special Voting Entity.

(4)  DLC documents

Each of the DLC documents having been executed and delivered by the parties thereto (other than P&O Princess) in the form agreed by the parties pursuant to the Implementation Agreement.

Carnival's obligation to complete the DLC transaction is also subject to the satisfaction or waiver of the following conditions precedent to completion of the Implementation Agreement:

(1)  Representations and warranties and covenants of P&O Princess

The representations and warranties of P&O Princess set forth in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of completion, and P&O Princess having performed in all material respects its obligations under the Implementation Agreement, and Carnival having received an officer's certificate of P&O Princess to such effect.

(2)  P&O Princess third party consents

P&O Princess having obtained all third party consents or approvals necessary to complete the DLC transaction, other than those that would not have a material adverse effect on the transactions contemplated by the Implementation Agreement.

(3)  P&O Princess special voting share

P&O Princess having issued the P&O Princess special voting share to Carnival.

(4)  DLC documents

Each of the DLC documents having been executed and delivered by the parties thereto (other than Carnival) in the form agreed by the parties pursuant to the Implementation Agreement.

1.3  Date for completion

Completion of the DLC transaction will take effect not later than the third business day after the date on which all of the conditions precedent to completion of the Implementation Agreement (other than those required to be satisfied at completion) are satisfied (or waived), or on such other date as Carnival and P&O Princess agree.

1.4  Other key provisions

In addition to the provisions set out in paragraph 1 of this Section 6, other key provisions of the Implementation Agreement include:

(a)  Conduct of business:

Each of P&O Princess and Carnival have undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the DLC transaction. In general, the P&O Princess group and the Carnival group are required to conduct their respective businesses in the usual, regular and ordinary course and to use their reasonable best efforts to preserve materially intact their business organisations and present lines of business, to maintain commercially reasonable insurance, to maintain their material rights and franchises and preserve their existing material relationships with third parties. P&O Princess and Carnival may, nevertheless, undertake the following actions: internal reorganisations that are not reasonably likely to have a material adverse effect on the company undertaking such reorganisation; the purchase, sale or charter of any vessels or amendment to or termination of existing ship-build contracts; making other acquisitions or investments for consideration, when offset against any divestments, not to exceed $500 million in the aggregate; and making any divestments the net proceeds of which do not exceed $500 million. P&O Princess and Carnival have also agreed to various specific restrictions that are substantially reciprocal relating to the conduct of their respective businesses. These restrictions relate to, among other things, amendments to constitutional documents, issuances of shares, changes in capitalisation, payment of dividends, incurrence of indebtedness and the entering into of non-competition agreements.

The parties have also agreed to adjust the equalisation ratio in the manner provided in the Equalisation and Governance Agreement for all actions occurring prior to the effective time of the DLC transaction that would require an automatic adjustment if such agreement were in force during such period, except that there will be no adjustments for regular dividends declared prior to the effective time. Accordingly, it is possible, although not expected, that the equalisation ratio could alter between the date of this document and the date of the P&O Princess EGM. If this does occur, an announcement will be made by P&O Princess via a Regulatory Information Service.

(b)  Information and co-operation

The Implementation Agreement contains mutual covenants relating to cooperation and consultation with respect to necessary filings with governmental entities, access to information of the other party and public announcements with respect to the transactions contemplated by the Implementation Agreement.

(c)  Shareholder meetings

The Implementation Agreement contains mutual covenants relating to the preparation of this document and the Carnival proxy statement relating to the DLC transaction and the holding of the P&O Princess EGM and the Carnival Special Meeting as soon as possible to obtain shareholder approval of the transactions contemplated by the Implementation Agreement.

(d)  Corporate governance

Following the DLC transaction, the board of directors of each of P&O Princess and Carnival will consist of the 13 directors set forth below:

             Name                       Function
             ----                       --------
             Micky Arison/(1)/          Chairman and Chief
                                        Executive Officer
             Howard S. Frank/(1)/       Vice-Chairman and Chief
                                        Operating Officer
             Robert Dickinson/(1)/      Executive Director
             Pier Luigi Foschi/(3)/     Executive Director
             A. Kirk Lanterman/(1)/     Executive Director
             Peter Ratcliffe/(2)/       Executive Director

             Ambassador Richard G.
               Capen, Jr./(1)/          Non-Executive Director
             Arnold W. Donald/(1)/      Non-Executive Director
             Baroness Hogg/(2)/         Non-Executive Director
             Modesto A. Maidique/(1)/   Non-Executive Director
             Sir John Parker/(2)/       Non-Executive Director
             Stuart Subotnick/(1)/      Non-Executive Director
             Uzi Zucker/(1)/            Non-Executive Director
--------
(1)Existing Carnival director
(2)Existing P&O Princess director
(3)New director

On completion of the DLC transaction, Stuart Subotnick will be designated as the Senior Non-Executive Director. This is a newly-created position which the non-executive directors as a body will select, on an annual basis, from one of their number.

(e)  Declaration and payment of dividends

P&O Princess and Carnival have agreed that, until the DLC transaction is completed, each company will only pay regular quarterly dividends. The parties have agreed to coordinate declaration of dividends so that neither company's shareholders will receive two dividends, or fail to receive one dividend, in respect of the quarter in which the DLC transaction is completed.

(f)  Representations and warranties

The Implementation Agreement contains substantially reciprocal representations and warranties of P&O Princess and Carnival relating to their respective businesses that are customary in business combination transactions. Certain representations and warranties are qualified by a material adverse effect standard, which for purposes of the Implementation Agreement, means a material adverse effect on (i) the financial condition, results of operations, assets or business of the relevant party and its subsidiaries; (ii) the ability of the relevant party to perform its obligations under the Implementation Agreement; or (iii) the completion of the DLC transaction or implementation of the transactions contemplated by the Implementation Agreement. With the exception of the representation regarding corporate authority and approval of the transactions contemplated by the Implementation Agreement, the representations in the Implementation Agreement do not survive termination of the Implementation Agreement or the completion of the DLC transaction.

(g)  Directors' indemnification

P&O Princess has agreed to indemnify the directors of Carnival in relation to any personal liability arising from information provided (or which should have been provided) by P&O Princess in connection with certain public documents to be published by Carnival relating to the DLC proposal. Similarly, Carnival has agreed to indemnify P&O Princess directors on a similar basis in connection with certain public documents to be published by P&O Princess relating to the DLC proposal.

(h)  Partial Share Offer

The Implementation Agreement contains certain provisions agreed by the parties relating to the making, terms and conduct of the Partial Share Offer. The Partial Share Offer is described in detail in the Partial Share Offer document.

(i)  Termination

The Implementation Agreement may be terminated, and the DLC transaction abandoned, before the DLC transaction is scheduled to be completed if the P&O Princess board and Carnival board mutually agree to do so. In addition, the Implementation Agreement may be terminated, and the DLC transaction abandoned by action of either the P&O Princess board and Carnival board, as applicable, if:

(1)the DLC transaction is not completed by 30 September 2003;

(2)any governmental authority of competent jurisdiction shall have issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the completion of the DLC transaction or materially adversely affecting the DLC transaction;

(3)the shareholders of either party fail to approve the DLC transaction at the relevant shareholders' meeting called for the purpose of considering and voting upon the DLC transaction and other transactions necessary to complete the DLC transaction;

(4)the board of directors of the other party, at any time prior to the shareholders' meetings, withdraws or adversely modifies its approval or recommendation of the DLC transaction or shall have resolved to take such action, or shall have failed to reconfirm such approval or recommendation at the request of the other party;

(5)the board of directors of the other party has recommended a superior acquisition proposal to its shareholders; or

(6)the other party materially breaches any representation, warranty, covenant or agreement contained in the Implementation Agreement that causes the failure of certain conditions to closing and such breach cannot be or has not been cured prior to termination.

Neither party may terminate the Implementation Agreement, however, if that party has breached in any material respect its obligations under the Implementation Agreement and such breach contributed to the failure of the DLC transaction to be completed.

(j)  Effect of termination

If the Implementation Agreement is terminated, it will become void and there will be no liability on the part of P&O Princess or Carnival, except that:

(1)termination will not relieve a breaching party from liability for any breach of the Implementation Agreement; and

(2)termination will not relieve a terminating party from its obligation to pay, if applicable, the break fee to the other party as described below.

P&O Princess will be obligated to pay Carnival a break fee of $49.4 million (representing 1 per cent. of P&O Princess' market capitalisation at the close of business on 7 January 2003) if the Implementation Agreement is terminated:

(1)by either P&O Princess or Carnival as a result of P&O Princess failing to obtain shareholder approval of the DLC transaction and, at the time of such failure, an acquisition proposal existed with respect to P&O Princess; or

(2)by Carnival due to:

    (a)the P&O Princess board withdrawing or adversely modifying, or resolving to withdraw or adversely modify, its approval or recommendation of the DLC transaction or failing to reconfirm such approval or recommendation;

    (b)the P&O Princess board recommending a superior acquisition proposal to its shareholders; or

    (c)P&O Princess having breached the exclusivity covenants described in paragraph (k) below,

   and a third party acquisition proposal with respect to P&O Princess is completed within 18 months of the date of the Implementation Agreement.

Carnival will be obligated to pay P&O Princess a break fee of $49.4 million (representing 1 per cent. of P&O Princess' market capitalisation at the close of business on 7 January 2003) if the Implementation Agreement is terminated:

(1)by either Carnival or P&O Princess as a result of Carnival failing to obtain shareholder approval of the DLC transaction and at the time of such failure, an acquisition proposal existed with respect to Carnival; or

(2)by P&O Princess due to:

    (a)the Carnival board withdrawing or adversely modifying, or resolving to withdraw or adversely modify, its approval or recommendation of the Implementation Agreement and the DLC transaction, or failing to reconfirm such approval or recommendation;

    (b)the Carnival board recommending a superior acquisition proposal to its shareholders; or

    (c)Carnival having breached the exclusivity covenants described in paragraph (k) below,

   and a third party acquisition proposal with respect to Carnival is completed within 18 months of the date of the Implementation Agreement.

(k) Exclusivity until completion of the DLC transaction or termination of the Implementation Agreement

P&O Princess and Carnival have also agreed that they and their respective subsidiaries will not, and they will use their reasonable best efforts to cause their respective representatives and subsidiaries' representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or any proposal or offer relating to a merger, acquisition or other business combination transaction involving the acquisition of 15 per cent. or more of the assets or equity securities of P&O Princess or Carnival or their respective subsidiaries. P&O Princess and Carnival have also agreed not to have any discussions with or provide any confidential information to any person relating to an acquisition proposal or otherwise facilitate any effort or attempt to make an acquisition proposal, except as described below. If a bona fide unsolicited written acquisition proposal is made to P&O Princess or Carnival, that party can negotiate and furnish information in connection with such proposal and recommend such proposal to its shareholders if (i) its board of directors determines in good faith after consultation with outside legal counsel that such action is required by its fiduciary duties, and (ii) the proposal is on terms which the board of directors determines, after consultation with its financial advisers and after giving the other party 10 business days to respond to such proposal, is more favourable from a financial point of view to its shareholders than the DLC transaction, is reasonably likely to be completed, and which relates to at least a majority of the assets or voting power of the applicable company. P&O Princess and Carnival have agreed that they will immediately advise each other following the receipt of any acquisition proposal.

(l)  Governing law

The Implementation Agreement is governed by New York law.

2. Contractual relationship between Carnival and P&O Princess after the DLC transaction

Following implementation of the DLC structure, the DLC Agreements, including:

(a)the Equalisation and Governance Agreement;

(b)the SVE Special Voting Deed;

(c)the Carnival Deed of Guarantee; and

(d)the P&O Princess Deed of Guarantee,

together with the Carnival articles and by-laws and the P&O Princess articles, will govern the ongoing relationship of Carnival and P&O Princess and the operation of the Combined Group.

The DLC Agreements will be entered into on completion of the DLC transaction in the form negotiated by Carnival and P&O Princess.

The shareholders of Carnival and P&O Princess will not be parties to or have any proprietary rights under the Equalisation and Governance Agreement, the SVE Special Voting Deed, the Carnival Deed of Guarantee or the P&O Princess Deed of Guarantee, other than through enforcement by the company in which such shareholders hold shares.

3.  The Equalisation and Governance Agreement

The Equalisation and Governance Agreement will be entered into by Carnival and P&O Princess on completion of the DLC transaction and will be the primary agreement governing the ongoing relationship of Carnival and P&O Princess as dual listed companies operating as if they were a single economic enterprise in the Combined Group.

3.1  Regulation of the DLC structure

Among other things, the Equalisation and Governance Agreement regulates the following aspects of the DLC structure in accordance with the DLC principles:

(a)equalisation of economic interests between the shareholders of Carnival and P&O Princess (see paragraph 4.1 of Part B of Section 5 for further details);

(b)the circumstances under which Matching Actions may be carried out (see paragraph 4.1 of Part B of Section 5 for further details);

(c)the circumstances under which the equalisation ratio may be adjusted, whether automatically or by action of the boards (see paragraph 4.2 of Part B of Section 5 for further details);

(d)the scope of, and procedure in relation to, joint electorate actions (see paragraph 3.5.2 below for further details);

(e)the scope of, and procedure in relation to, class rights actions (see paragraph 3.5.3 below for further details);

(f)the mechanics for maintaining the economic returns available to a P&O Princess shareholder relative to a Carnival shareholder in accordance with the then prevailing equalisation ratio in the event of liquidation of one or both companies (see paragraph 3.7 below for further details); and

(g)the issuance of the equalisation shares (see paragraph 5.3 of Part B of Section 5 for further details).

3.2 Restrictions on buy-backs and issuances of shares by P&O Princess and Carnival

During the first two years after the date of the Equalisation and Governance Agreement neither company will be able to:

(a)purchase any P&O Princess shares (except those P&O Princess shares acquired by Carnival pursuant to the Partial Share Offer); nor

(b)issue any shares (or other shares carrying voting rights or securities convertible into shares carrying voting rights) to any member of the P&O Princess group and/or the Carnival group (other than as part of pre-emptive issue to all shareholders of either Carnival or P&O Princess or the issue of an equalisation share).

The restrictions referred to above will apply from the second anniversary until the fifth anniversary of the date of the Equalisation and Governance Agreement except that Carnival will be permitted to purchase up to 5 per cent. of the issued P&O Princess shares (and other shares carrying voting rights) during each 12 month period commencing after the second anniversary of the date of the Equalisation and Governance Agreement and each company shall be entitled to issue shares, up to an aggregate of five per cent. of its outstanding or issue share capital (or other shares carrying voting rights or securities convertible into shares carrying voting rights), to any member of the P&O Princess group and/or the Carnival group during each 12 month period commencing after the second anniversary of the date of the Equalisation and Governance Agreement. All such restrictions lapse on the fifth anniversary of the date of the Equalisation and Governance Agreement.

3.3  Termination of the Equalisation and Governance Agreement

The Equalisation and Governance Agreement may be terminated:

(a)if either Carnival or P&O Princess has become a wholly-owned subsidiary of the other (including as a result of the mandatory exchange described in paragraph 7 of Part B of Section 5);

(b)by mutual agreement of Carnival and P&O Princess and approved as a class rights action; or

(c)after all liquidation obligations (described in paragraph 3.7 below) have been satisfied.

In any other circumstances of termination of the DLC structure, the Carnival board and P&O Princess board will use their reasonable endeavours to agree a termination proposal to be put to their shareholders which those boards consider to be equitable to both the holders of Carnival shares and the holders of P&O Princess shares, at the equalisation ratio then in effect and using a currency exchange rate agreed by the parties (or, failing which, an exchange rate determined by an independent accounting firm). If the Carnival board and P&O Princess board cannot agree on the proposal to be put to their respective shareholders then each board will appoint an independent accounting firm to establish the value of its company as of the proposed date of termination. The two accounting firms will use the same principles of valuation. If the accounting firms fail to agree on each other's valuation for the other company, then a third independent accounting firm shall be appointed to finally determine the values of both companies. If the agreed/determined respective values of each company on a per share basis (using the applicable exchange rate) are not in a proportion that reflects the equalisation ratio at the proposed date of termination, then a balancing payment, or other equivalent action agreed by the companies, will be made by one company to the other as appropriate as will ensure that, after payment of any tax liability by either company in respect of such balancing payment (or other action), such values are in a proportion that reflects the equalisation ratio.

3.4 Relationship to P&O Princess memorandum and articles and Carnival articles and by-laws

In the event of any conflict between the Equalisation and Governance Agreement, on the one hand, and either the P&O Princess memorandum and articles or the Carnival articles and by-laws, on the other hand, the parties will use their best endeavours to ensure that any required amendment to the P&O Princess memorandum and articles or the Carnival articles and by-laws, as is appropriate, is proposed at general meetings of P&O Princess and/or Carnival in order to conform the relevant constitutional document with the provisions of the Equalisation and Governance Agreement.

3.5  Shareholder voting rights

3.5.1  Categories of shareholder decisions

There will be three categories of matters or actions requiring shareholder decisions:

(a)Joint electorate actions (described in paragraph 3.5.2 below);

(b)Class rights actions (described in paragraph 3.5.3 below); and

(c)Procedural resolutions (described in paragraph 3.5.4 below).

3.5.2  Joint electorate actions

The shareholders of Carnival and of P&O Princess will vote together as a joint electorate on all matters (except those specifically designated as class rights actions or which are procedural resolutions described in paragraphs 3.5.3 and
3.5.4 below, respectively). The special voting procedure in respect of joint electorate actions is described in more detail below.

Such joint electorate actions will, if put to shareholders, include but not be limited to:

(a)the appointment, removal or re-election of any director of Carnival and P&O Princess, or either of them;

(b)to the extent such receipt or adoption is required by applicable laws or regulations, the receipt or adoption of the financial statements of Carnival or of P&O Princess, or both of them, or accounts prepared on a combined basis, other than any accounts in respect of the periods ended prior to the completion of the DLC transaction;

(c)a change of name by Carnival or P&O Princess, or both of them; or

(d)the appointment or removal of the auditors of Carnival or of P&O Princess, or both of them.

In addition, the implementation of a mandatory exchange due to a change in tax law, rule or regulation, described in paragraph 7(a) of Part B of Section 5, must be approved as a joint electorate action by not less than two-thirds of the shareholders.

Voting procedures for joint electorate actions

Joint electorate actions must be submitted to both Carnival and P&O Princess for approval by shareholders voting at separate meetings but acting as a joint electorate. Parallel shareholders' meetings will be held on the same date or as close together in time as practicable.

                Voting procedures for joint electorate actions

The Carnival Meeting

At the Carnival shareholders' meeting, voting will be on a poll (i.e. by tabulation of individual votes rather than by a show of hands) which will remain open for sufficient time to allow the parallel P&O Princess shareholders' meeting to be held (if it has not already occurred) and for the votes attaching to the Carnival special voting share to be ascertained and cast on the poll.

On the poll:

..   each outstanding issued Carnival share will have one vote; and

..   the Carnival Special Voting Entity, as holder of the Carnival special voting share, will have such number of votes as were validly cast on the equivalent resolution at the parallel P&O Princess shareholders' meeting, as adjusted by the equalisation ratio in effect at the time of the meeting and rounded up to the nearest whole number.

..   Under the SVE Special Voting Deed, the Carnival Special Voting Entity will be obliged to cast these votes for and against the relevant resolution in the same proportion as the votes cast for and against the equivalent resolution by P&O Princess shareholders on the poll at the parallel P&O Princess shareholders' meeting.
The P&O Princess Meeting

At the corresponding P&O Princess shareholders' meeting, voting will be on a poll which will remain open for sufficient time to allow the parallel Carnival shareholders' meeting to be held (if it has not already occurred) and for the votes attaching to the P&O Princess special voting share to be ascertained and cast on the poll.

On the poll:

..   each issued P&O Princess share will have one vote; and

..   the P&O Princess Trustee, as holder of the P&O Princess special voting share, will have such number of votes as were validly cast on the equivalent resolution at the parallel Carnival shareholders' meeting, as adjusted by the equalisation ratio in effect at the time of the meeting and rounded up to the nearest whole number.

..   Under the SVE Special Voting Deed, the P&O Princess Trustee will be obliged to cast these votes for and against the relevant resolution in the same proportion as the votes cast for and against the equivalent resolution by Carnival shareholders on the poll at the parallel Carnival shareholders' meeting.

Through this mechanism the votes at the Carnival meeting will be reflected at the parallel P&O Princess meeting.

Through this mechanism the votes at the P&O Princess meeting will be reflected at the parallel Carnival meeting.

The results of the joint electorate action will be announced after both polls have closed. If for any reason a parallel shareholder meeting of Carnival or P&O Princess does not take place then the resolution to approve a joint electorate action will not be passed.

Voting threshold for joint electorate actions

A joint electorate action will be taken to have been approved if it is approved by:

(a)a simple majority of the votes cast (or other majority if required by applicable law and regulations or the Carnival articles and by-laws) by the holders of Carnival shares and the holder of the Carnival special voting share, voting as a single class at a meeting at which a quorum was present and acting; and


(b)a simple majority of the votes cast passing an ordinary resolution (or special resolution if required by applicable law and regulations or the P&O Princess articles) of the holders of P&O Princess shares and the holder of the P&O Princess special voting share voting as a single class at a meeting at which a quorum was present and acting.

In addition, a minimum of one-third of the total votes available to be voted by the combined shareholders must be cast on each resolution for it to be effective. Formal abstentions by a shareholder on a resolution will be counted as having been "cast" for this purpose.

3.5.3  Class rights actions

Class rights actions are solely those matters specified below or designated as such by both the Carnival board and the P&O Princess board. They are expected to be matters on which the shareholders of Carnival and P&O Princess may have divergent interests. Such actions require the approval of the shareholders of each company voting as separate classes.

Matters which will require approval as a class rights action are as follows:

(a)the voluntary liquidation, dissolution or winding up (or equivalent) of either Carnival or P&O Princess for which shareholder approval is required (other than as part of a voluntary liquidation, dissolution or winding up (or equivalent) of both companies at or around the same time with the purpose or effect of no longer continuing the operation of the business of the companies as a combined going concern and not as part of a scheme, plan, transaction or series of related transactions the primary purpose or effect of which is to reconstitute all or a substantial part of such businesses is one or more successor entities).

(b)the sale, lease, exchange or other disposition of all or substantially all of the assets of Carnival and/or P&O Princess (other than in a bona fide commercial transaction undertaken for a valid business purpose in which such company receives consideration with a fair market value reasonably equivalent to the assets disposed of and not as part of a scheme, plan, transaction or series of related transactions the primary purpose or effect of which is to collapse or unify the DLC structure);

(c)any adjustment to the Carnival equivalent number (as defined in the Equalisation and Governance Agreement) or the equalisation ratio otherwise than in accordance with the Equalisation and Governance Agreement;

(d)any amendment, removal or alteration of the effect of any entrenched provision in the Carnival articles and by-laws or the P&O Princess articles designed to preserve the DLC structure (see paragraphs 4 and 5 below);

(e)any amendment or termination of the Equalisation and Governance Agreement, the SVE Special Voting Deed, the P&O Princess Deed of Guarantee or the Carnival Deed of Guarantee (except where otherwise specifically provided for in such agreement);

(f)any amendment to, removal or alteration of the effect of certain tax related provisions of the Carnival articles that would cause, or at the time of implementation would be likely to cause a mandatory exchange (as described in paragraph 7 of Part B of Section 5); and

(g)anything which the Carnival board and P&O Princess board agree (either in a particular case or generally) should be approved as a class rights action.

                  Voting procedures for class rights actions

The Carnival Meeting                                   The P&O Princess Meeting
The Carnival shareholders' meeting will be held        The P&O shareholders' meeting will be held as
as close in time to the parallel P&O Princess          close in time to the parallel Carnival
shareholders' meeting as is practicable. Voting        shareholders' meeting as is practicable. Voting
will be on a poll with each outstanding issued         will be on a poll with each issued P&O Princess
Carnival share having one vote per share.              share having one vote per share.

The Carnival Special Voting Entity, as holder of       The P&O Princess Trustee, as holder of the
the Carnival special voting share, will only vote if   P&O Princess special voting share, will only vote
the proposed action has not been approved at           if the proposed action has not been approved at
the parallel P&O Princess shareholders' meeting        the parallel Carnival shareholders' meeting at
at the close of the poll of shareholders at that       the close of the poll of shareholders at that
meeting. In that event, the Carnival special           meeting. In that event, the P&O Princess special
voting share will carry such number of votes           voting share will carry such number of votes
representing the largest whole percentage that         representing the largest whole percentage that
is less than the percentage of the number of           is less than the percentage of the number of
votes that would be necessary to defeat the            votes that would be necessary to defeat the
resolution at the Carnival shareholders' meeting       resolution at the P&O Princess shareholders'
if the total votes capable of being cast by all        meeting if the total number of votes capable of
outstanding Carnival shares (and other Carnival        being cast by all issued P&O Princess shares
shares able to vote) were cast in favour of the        (and other P&O Princess shares able to vote)
resolution. In most cases, this will be 49% (for a     were cast in favour of the resolution. In most
majority vote, 49% is the largest whole                cases, this will be 49% (for a majority vote, 49%
percentage that is less than the 50% needed to         is the largest whole percentage that is less than
defeat the resolution). As a result, in the case of    the 50% needed to defeat the resolution). As a
a majority vote, the Carnival special voting share     result, in the case of a majority vote, the P&O
will represent a number of votes equal to 98% of       Princess special voting share will represent a
the votes capable of being cast by all Carnival        number of votes equal to 98% of the votes
shares (excluding the votes represented by the         capable of being cast by all P&O Princess
Carnival special voting share). Therefore,             shares (excluding the votes represented by the
assuming holders of approximately 2% or more           P&O Princess special voting share). Therefore,
of the Carnival shares do not cast votes on such       assuming holders of approximately 2% or more
class rights action, it will fail. If the P&O Princess of P&O Princess shares do not cast votes on
shareholders approve the proposed action, the          such class rights action, it will fail. If the Carnival
Carnival special voting share will not represent       shareholders approve the proposed action, the
any votes.                                             P&O Princess special voting share will not
                                                       represent any votes.


The results of a class rights action will be announced after both polls have closed. If for any reason a parallel shareholder meeting of P&O Princess or Carnival does not take place then the resolution to approve a class rights action will not be passed.

Voting threshold for class rights actions

A class rights action will require the approval at each meeting of a majority of those voting in person or by proxy unless, in relation to the relevant company, a higher or different majority or a different mechanism to establish if the resolution has been passed is required by applicable law and regulations, or by the P&O Princess articles or the Carnival articles and/or by-laws, respectively. For example, pursuant to Panamanian law, a resolution to amend an entrenched provision in the Carnival articles would need to be approved by a majority of the outstanding Carnival shares entitled to vote thereon. This differs from the normal voting procedure in the United Kingdom, which normally requires a requisite majority of those shareholders voting in person or by proxy.

In addition, under current UK law, a resolution to effect a class rights action referred to in paragraphs 3.5.3(a), (b), or (d) above would need the approval of at least three-quarters of the votes of those shareholders voting in person or by proxy.

3.5.4 Procedural resolutions

Procedural resolutions are resolutions on procedural or technical matters not constituting joint electorate actions or class rights actions and which will be voted on by the relevant company's shareholders voting separately. The relevant special voting share will have no vote on such resolutions. Procedural resolutions will include, among other things:

..   resolutions to close discussions with respect to a matter and putting that matter to a vote;

..   resolutions to withhold a matter from being put to a vote;

..   resolutions to permit or exclude certain persons from attending a meeting;

..   resolutions to proceed with matters and the order in which such matters will be addressed; and

..   resolutions to adjourn debate or meetings, in each case provided such resolution does not adversely affect the other company or its shareholders in any material respect.

The chairman of the meeting will determine whether a resolution is a resolution on a procedural or technical matter.

3.5.5  The P&O Princess Trustee and the Carnival Special Voting Entity

The Carnival Special Voting Entity (which will hold the Carnival special voting share to be voted at the Carnival shareholders' meetings, in order to give effect to the outcome of votes at the parallel P&O Princess shareholders' meetings for purposes of joint electorate actions and class right actions) is a company whose share capital will be held legally and beneficially by the Carnival SVE Owner. The Carnival SVE Owner will be The Law Debenture Trust Corporation p.l.c., an independent trustee company incorporated in England and Wales. The P&O Princess Trustee (which will hold the P&O Princess special voting share to be voted at the P&O Princess shareholders' meetings, in order to give effect to the outcome of votes at the parallel Carnival shareholders' meetings for purposes of joint electorate actions and class rights actions) will be a trust established under the laws of the Cayman Islands. The Carnival Special Voting Entity will be present by a corporate representative or by proxy at any Carnival shareholder meeting at which a resolution relating to a joint electorate action and/or class rights action is to be considered. The P&O Princess Trustee will be present by a representative or by proxy at any P&O Princess general meeting at which a resolution relating to a joint electorate action and/or a class rights action is to be considered.

(1)Rights of special voting share

On completion of the DLC transaction, Carnival will issue the Carnival special voting share to the Carnival Special Voting Entity, which will only carry the following rights as set out in the Carnival articles and by-laws:

(i)on joint electorate actions, its votes are to be cast as described in paragraph 3.5.2 above;

(ii)on class rights actions, its votes are to be cast as described in paragraph
    3.5.3 above;

(iii)on joint electorate actions it will also carry any formal abstentions by the shareholders; and

(iv)such share will only be transferable in the circumstances described in paragraph 3.5.5(3) below.

The Carnival special voting share will have no rights to income or capital and no voting rights except as described above.

On completion of the DLC transaction, the P&O Princess special voting share will be transferred to the P&O Princess Trustee. The P&O Princess special voting share will have rights corresponding to those set out above of the Carnival special voting share. Trust shares of beneficial interest in the P&O Princess Special Voting Trust will be transferred to Carnival. Immediately following this transfer, Carnival will distribute the trust shares of beneficial interest in the P&O Princess Special Voting Trust by way of dividend to Carnival shareholders of record at the close of business on the day on which the DLC transaction completes. No separate certificates will be issued to represent these trust shares of beneficial interest which will be paired with and evidenced by certificates representing Carnival shares.

Following completion of the DLC transaction, Carnival shares will trade in units consisting of one Carnival share and one trust share of beneficial interest in the P&O Princess Special Voting Trust. The trust shares of beneficial interest in the P&O Princess Special Voting Trust will entitle Carnival shareholders to receive any distributions made by the P&O Princess Special Voting Trust. As the sole purpose of the P&O Princess Special Voting Trust relates to the holding of the P&O Princess special voting share, it is not expected to make any distributions.

The P&O Princess special voting share will have the right to a return at par on liquidation ranking behind the P&O Princess shares.

(2)Exercise of voting rights

The SVE Special Voting Deed will regulate the manner in which the Carnival Special Voting Entity and the P&O Princess Trustee will exercise the votes attaching to the Carnival special voting share and the P&O Princess special voting share, respectively.

The SVE Special Voting Deed is summarised in paragraph 6 of this Section 6.

(3)  Transferof the special voting shares/removal of the P&O Princess Trustee

Other than in respect of a transfer of the Carnival special voting share described below, the Carnival Special Voting Entity will be prohibited from dealing with the Carnival special voting share or with any interest in or right attaching to the Carnival special voting share, unless such dealing has been approved by the Carnival board and P&O Princess board in their sole and absolute discretion and the transferee has agreed to be bound by the applicable SVE Special Voting Deed. The trustee of the P&O Princess Special Voting Trust will be prohibited from dealing with the P&O Princess special voting share except to the extent expressly permitted in its trust arrangements agreed with Carnival. The Carnival board and P&O Princess board can require the Carnival Special Voting Entity to transfer the special voting shares to a new person nominated by the boards if the Equalisation and Governance Agreement or the SVE Special Voting Deed terminates. In addition, Carnival can require the P&O Princess Trustee to resign or, failing such resignation, remove the P&O Princess Trustee and appoint a successor trustee.

(4)  Remunerationof Carnival Special Voting Entity and P&O Princess Trustee

It has been agreed that P&O Princess will pay the Carnival Special Voting
Entity fees and expenses incurred in the performance of its obligations under the DLC structure and that Carnival will pay the P&O Princess Trustee fees and expenses incurred in the performance of its obligations under the DLC structure.

3.6  Discretionary matters

The Carnival board and P&O Princess board may:

(a)decide to seek approval from shareholders for any matter that would not otherwise require such approval;

(b)require any joint electorate action to instead be approved as a class rights action; or

(c)specify a higher majority vote than the majority that would otherwise be required by applicable laws and regulations.

3.7  Liquidation

Under the Equalisation and Governance Agreement, the Carnival articles and the P&O Princess articles, the provisions described below will apply on the insolvency of either or both companies. These provisions are intended to ensure that, as far as practicable, the shareholders of the Combined Group are treated equitably in the event of insolvency of either or both companies and in accordance with the equalisation ratio.

3.7.1  One or both companies insolvent

If either or both of Carnival and/or P&O Princess goes into liquidation, Carnival and P&O Princess will make and receive such payments or take such other actions required to ensure that the holders of shares of each company would, had each entity gone into liquidation on the same date, be entitled to receive a distribution which is equivalent on a per share basis in accordance with the equalisation ratio then in effect, based on the prevailing U.S. dollar/pound sterling exchange rate (or such other exchange rate agreed by the P&O Princess board and Carnival board (or the liquidators of the relevant companies)) and ignoring any tax on, or tax benefit of, any shareholder. To establish the amount payable, each company will determine the amount of assets (if any) it will have available for distribution on the date of liquidation (or notional date of liquidation) to shareholders after payment of all its debts and other financial obligations including any tax costs associated with such payment and any payments due on any preference shares. To the extent one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis (in accordance with the equalisation ratio then in effect based on the applicable exchange rate, but ignoring any tax on, or tax benefit of, a shareholder) to the amount that could be paid by the other company, the first company will pay or make a balancing payment (or take other balancing action described in paragraph 3.7.2 below) in such amount as will ensure that, after payment of any tax liability in respect of the balancing payment or other action by the companies, both companies make equivalent liquidation payments; provided always that neither company need make a balancing payment if it would result in no holders of Carnival shares or P&O Princess shares being entitled to receive any distribution of property or cash whatsoever.

3.7.2  Balancing action

In giving effect to the principle regarding a liquidation of Carnival and/or P&O Princess described in paragraph 3.7.1 above, Carnival and P&O Princess will take such action as may be required to give effect to that principle, which may include:

(a)making a payment (of cash or in specie) to the other company;

(b)issuing shares (which may include the equalisation share) to the other company or to holders of shares of the other company and making any distribution or return on such shares; or

(c)taking any other action that Carnival and P&O Princess consider appropriate to give effect to that principle.

Any action other than a payment of cash by one company to the other shall require the prior approval of the boards of both companies.

3.8  Combination

In any combination of Carnival and P&O Princess into a single, non-DLC structure, the consideration to be received by the shareholders of the two companies will be calculated by reference to the equalisation ratio then in effect.

3.9  Governing Law

The Equalisation and Governance Agreement will be governed by Isle of Man law.

4.  Proposed Carnival articles and by-laws

On completion, Carnival will adopt the Carnival articles and by-laws. The changes to be incorporated in the Carnival articles and Carnival by-laws will largely mirror the changes made to the proposed P&O Princess articles which are described below. The Carnival articles and by-laws will also entrench similar provisions designed to preserve the DLC structure.

5.  Proposed new memorandum and articles of P&O Princess

On completion, P&O Princess will amend its memorandum of association and adopt new articles of association. In addition to creating new classes of shares to provide for the special voting share described in paragraph 3.5.5 of this
Section 6 and the equalisation share described in paragraph 1 of Section 7 below, the P&O Princess articles will entrench certain significant provisions of the DLC structure, including the scope of, and voting rights and procedures in relation to, joint electorate actions and class rights actions, the rights attaching to the P&O Princess special voting share, the obligations in the event of liquidation of either party and the restrictions on persons assuming control of P&O Princess.

6.  SVE Special Voting Deed

The SVE Voting Deed will be executed by Carnival, P&O Princess, the Carnival Special Voting Entity (as holder of the Carnival special voting share), the P&O Princess Trustee (as holder of the P&O Princess special voting share) and the Carnival SVE Owner as legal and beneficial owner of the Carnival Special Voting Entity.

6.1 Voting procedures in connection with the Carnival Special Voting Entity and the P&O Princess Trustee

Among other things, the SVE Special Voting Deed sets out the following:

(a)Notification obligations: The obligations of Carnival and P&O Princess, respectively, to notify the Carnival Special Voting Entity and the P&O Princess Trustee:

    (i)of the votes cast by holders of Carnival shares and P&O Princess shares at shareholder meetings; and

   (ii)in the case of class rights actions, whether or not any resolution in relation to a class rights action was passed by the required majority of holders of Carnival shares or P&O Princess shares and the number of votes attached to the relevant special voting share;

(b)Voting obligations: The obligations of the Carnival Special Voting Entity and the P&O Princess Trustee to attend meetings and to vote its special voting share in accordance with the Carnival articles and by-laws or the P&O Princess articles (as the case may be) and the SVE Special Voting Deed;

(c)Restrictions on transfer of special voting share: Restrictions on the ability of the Carnival Special Voting Entity and the P&O Princess Trustee to transfer or encumber in any way (other than under the trust arrangements, including the creation and distribution of the trust shares of beneficial interest in the P&O Princess Special Voting Trust described above in paragraph 3.5.5(1)) the special voting shares or interests in or rights attaching to such shares unless approved by Carnival and P&O Princess;

(d)Provision of information: The obligations of Carnival and P&O Princess to provide each of the Carnival Special Voting Entity and the P&O Princess Trustee with such information as it reasonably requires (other than information which is of a price-sensitive nature and not generally available) for the purpose of exercising the powers and discretion vested in it, and discharging its duties, under the SVE Special Voting Deed;

(e)Confidentiality: The obligation of the Carnival Special Voting Entity and the P&O Princess Trustee to maintain the confidentiality of such information provided to it;

(f)Remuneration of the Carnival Special Voting Entity and the P&O Princess
   Trustee: The remuneration, which shall be agreed between the parties from time to time, and expenses payable to the Carnival Special Voting Entity and the P&O Princess Trustee;

(g)Exclusion of responsibilities: that the Carnival Special Voting Entity and the P&O Princess Trustee shall not be responsible:

    (i)in respect of actions taken by them on the opinion or advice of or on information obtained from any lawyer, valuer, banker, accountant, registrars or transfer agent of Carnival or P&O Princess or other expert;

   (ii)in circumstances where they have acted upon or have implemented or given effect to any resolution purporting to have been passed as a resolution of shareholders; and

  (iii)in respect of them having accepted or acted or relied upon notices given to them by Carnival or P&O Princess;

(h)Indemnity: Subject to certain exceptions, such as fraud, negligence or wilful default, the Carnival Special Voting Entity and the P&O Princess Trustee (and their directors, officers, employees, and other agents) will be indemnified against all liabilities or expenses incurred by them in the execution of their respective obligations under the SVE Special Voting Deed;

(i)Restriction on activities: Prohibitions on the Carnival Special Voting Entity and the P&O Princess Trustee carrying out any activities other than those necessary or expedient to perform their respective obligations under the SVE Special Voting Deed or the Carnival articles and by-laws and/or P&O Princess memorandum and articles; and

(j)Directors: The requirement that the directors of the Carnival Special Voting Entity be appointed by the Carnival SVE Owner but that such directors cannot be employees or directors of the P&O Princess group or the Carnival group.

6.2  Amendments

The SVE Special Voting Deed may be amended by all the parties to it agreeing in writing.

The Special Voting Entities and the Carnival SVE Owner are generally required to concur with Carnival and P&O Princess in amending the SVE Special Voting Deed in relation to:

    (i)formal or technical amendments which Carnival and P&O Princess certify do not materially prejudice the interests of shareholders;

   (ii)amendments necessary to correct manifest errors or inconsistencies between the SVE Special Voting Deed and the Equalisation and Governance Agreement; and

  (iii)amendments approved by both groups of shareholders as a class rights action.

6.3  Termination

The SVE Special Voting Deed will terminate if the Equalisation and Governance Agreement is terminated or if a resolution to terminate the SVE Special Voting Deed is approved by the shareholders of the Combined Group as a class rights action. Upon termination of the SVE Special Voting Deed or if Carnival so decides, the Carnival Special Voting Entity will transfer its special voting share to a person notified to it in writing by the board. In addition, Carnival can require the Carnival Special Voting Entity to transfer the special voting share to a new person (nominated by the Carnival board) if it wants to replace the trustee company owning the shares in the Carnival Special Voting Entity.

6.4  Governing Law

The SVE Special Voting Deed will be governed by Isle of Man law.

7.  The Deeds of Guarantee

On completion, Carnival and P&O Princess will each enter into a Deed of Guarantee on the terms specified below.

7.1  P&O Princess Deed of Guarantee

Under the Implementation Agreement, P&O Princess has agreed with Carnival to execute the P&O Princess Deed of Guarantee on completion of the DLC transaction in respect of:

(a)any contractual monetary obligations owed to creditors of Carnival incurred on or after completion;

(b)any contractual monetary obligations of other persons, referred to as principal debtors, which are guaranteed by Carnival and are incurred on or after completion; and

(c)any other obligation of any kind which may be agreed between the Carnival board and the P&O Princess board.

Pursuant to the P&O Princess Deed of Guarantee, P&O Princess will guarantee the payment by Carnival of such obligations and will undertake to pay on demand any amounts due and in respect of such obligations if for any reason Carnival does not make payment in respect of such obligations on their due date.

Subject to paragraph 7.1(c) above the obligations to be covered by the P&O Princess Deed of Guarantee exclude the following obligations incurred by Carnival or by any principal debtor:

    (i)any non-monetary obligations;

   (ii)obligations to the extent covered by the terms of any policy of insurance of which Carnival (or the principal debtor) has the benefit and which is in full force and effect;

  (iii)any obligation explicitly guaranteed in writing by P&O Princess otherwise than under the P&O Princess Deed of Guarantee or for which P&O Princess agrees in writing to act as co-obligor or co-issuer;

   (iv)any obligation incurred under an arrangement which explicitly provides that the obligation is not to be guaranteed by P&O Princess;

   (iv)obligations owed to P&O Princess or to any of its subsidiaries or subsidiary undertakings or to any subsidiary or subsidiary undertaking of Carnival;

    (v)obligations of Carnival under or in connection with any guarantee by Carnival of any obligation of P&O Princess or any subsidiary of P&O Princess;

   (vi)obligations excluded from the scope of the P&O Princess Deed of Guarantee (see below);

  (vii)under any instrument or agreement existing on or prior to the date of the guarantee; and

 (viii)obligations of Carnival under a guarantee, or of any principal debtor guaranteed by that guarantee, to the extent that the guaranteed obligation is not a contractual monetary obligation or is of a type excluded as referred to above.

Beneficiaries of the P&O Princess Deed of Guarantee may make demand upon P&O Princess provided that any such beneficiary has first served a written demand on Carnival and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.

The P&O Princess Deed of Guarantee will automatically terminate if the Equalisation and Governance Agreement terminates or ceases to have effect or if the Carnival Deed of Guarantee has terminated or ceased to have effect. P&O Princess may also terminate the P&O Princess Deed of Guarantee with the consent of Carnival (or without Carnival's consent where Carnival is in liquidation) by the giving of three month's notice. No termination of the P&O Princess Deed of Guarantee will be effective with respect to any existing obligation subject to the guarantee (that is, an obligation incurred before, or arising out of any credit or similar facility available for use at, the time at which the termination becomes effective).

P&O Princess may, with the agreement of Carnival, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the P&O Princess Deed of Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given.

P&O Princess may also amend the P&O Princess Deed of Guarantee, at any time and in any way, with effect from the time of such amendment or such future time as it determines. Any such amendment shall require the prior agreement of Carnival, except where Carnival is in liquidation. No amendment will be effective in respect of existing obligations, as referred to above.

P&O Princess may agree in writing with Carnival at any time that any other obligation of any kind, including existing indebtedness of Carnival and P&O Princess, be treated as an obligation under the P&O Princess Deed of Guarantee.

Any notice to be given to creditors generally will be given by way of an advertisement in one UK and one U.S. newspaper (usually the Financial Times and the Wall Street Journal).

7.2  Carnival Deed of Guarantee

Carnival has agreed with P&O Princess to execute a reciprocal guarantee for the benefit of certain creditors of P&O Princess on parallel terms to those described in paragraph 7.1 above on completion of the DLC transaction.

7.3  Governing Law

The Deeds of Guarantee will be governed by Isle of Man law.

                                   SECTION 7

                    SUMMARY OF THE PROPOSED CHANGES TO THE
                     P&O PRINCESS MEMORANDUM AND ARTICLES

The new P&O Princess memorandum and articles

In order to implement the DLC structure, P&O Princess will, subject to the approval of the P&O Princess shareholders, amend its current memorandum of association and adopt new articles of association.

Copies of the existing and proposed memorandum and articles of association may be inspected at the place indicated in paragraph 16 of Section 8 and at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE for at least 15 minutes prior to, and during, the P&O Princess EGM.

The following is a summary of the principal changes from the existing memorandum and articles of association contained in the new P&O Princess memorandum and articles. All changes will, if approved, take effect on completion of the DLC transaction.

P&O Princess memorandum

The P&O Princess memorandum will include a new provision in the objects clause giving P&O Princess express power to operate and give effect to the Equalisation and Governance Agreement, SVE Special Voting Deed and the P&O Princess Deed of Guarantee.

P&O Princess articles

1.  New classes of share

The P&O Princess articles will provide for the creation and issue of two new classes of shares - a P&O Princess special voting share and an equalisation share.

The rights attaching to the P&O Princess special voting share are set out in paragraph 2.1 below.

The rights attaching to the equalisation share will be prescribed under the new P&O Princess articles as follows:

(a)the equalisation share shall carry such rights to dividends as are expressly declared or paid on the equalisation share for the purposes of assisting or enabling the making of any payment to Carnival as described in paragraph 5.3 of Part B of Section 5;

(b)the nominal value of the equalisation share will be (Pounds)1 (article 16). It will have a right only to payment of the amount paid up or credited as being paid up on such share on the winding up of P&O Princess ranking behind the holders of all other classes of shares (article 22);

(c)the equalisation share will not entitle its holder to receive notice of, attend or vote at, any general meeting; and

(d)the P&O Princess board shall refuse to register the transfer of the equalisation share unless the transfer is to a member of the Carnival group or a trustee for the benefit of one or more members of the Carnival group (article 76).

2.  Voting

The new constitution will incorporate provisions to implement the special voting structure which will allow the shareholders of Carnival and of P&O Princess effectively to vote together as a joint electorate on joint electorate actions, as described in paragraph 3.5.2 of Section 6 above. In summary, the new provisions are as follows:

2.1  P&O Princess special voting share

The nominal value of the P&O Princess special voting share will be (Pounds)1.00 (article 16). It will carry no rights to a dividend but will have a right to payment of the amount paid up or credited as being paid up on such share on the winding up of P&O Princess, ranking behind the P&O Princess shares and P&O Princess' redeemable preference shares, but ahead of the equalisation share (article 20). The P&O Princess board shall refuse to register any transfer of the P&O Princess special voting share unless the transfer has been approved in accordance with, and the transferee complies with, the SVE Special Voting Deed (article 76).

2.2  Joint electorate actions and class rights actions

The P&O Princess articles will designate which matters are joint electorate actions (article 126) and which are class rights actions (articles 124 and 127). These are described in paragraphs 3.5.2 and 3.5.3 of Section 6, respectively.

2.3  Voting Rights of P&O Princess special voting share

Under the P&O Princess articles, the voting rights attaching to the P&O Princess special voting share will be as follows:

(i)on a resolution in respect of a joint electorate action: the number of votes validly cast (both for or against and formally abstained) by holders of Carnival shares on the equivalent resolution at the parallel Carnival shareholders' meeting (as adjusted by the equalisation ratio) (article 129) shall be cast on a poll in respect of the relevant resolution. For a joint electorate action to be approved, a minimum of one-third of the total votes available to be voted by the P&O Princess shareholders and the P&O Princess special voting share must be voted on that resolution;

(ii)on a resolution in respect of a class rights action: if the equivalent resolution has been approved by the requisite majority of the holders of Carnival shares at the parallel Carnival shareholders' meeting, the P&O Princess special voting share shall have no votes at the P&O Princess general meeting considering the equivalent resolution as a class rights action. If the equivalent resolution has not been approved by the requisite majority of the holders of Carnival shares at the parallel Carnival shareholders' meeting, the P&O Princess special voting share shall have such number of votes representing the largest whole percentage that is less than the percentage of the number of votes that would be necessary to defeat the resolution to approve the class rights action at the P&O Princess general meeting considering the equivalent resolution as a class rights action if the total votes capable of being cast by the total issued P&O Princess shares (and any other P&O Princess shares carrying voting rights) were cast in favour of such resolution (article 125); and

(iii)on a resolution of a procedural or technical nature put to a P&O Princess general meeting the P&O Princess special voting share shall not be entitled to vote (article 131).

The prescribed manner in which the above voting rights are to be exercised is set out in the SVE Special Voting Deed , as described in paragraph 6 of Section 6.

2.4  Procedures for conduct of general meetings

Provisions will be included in the new P&O Princess articles to provide that on those resolutions on which the holder of the P&O Princess special voting share is entitled to vote (joint electorate actions and class rights actions), voting must be taken on a poll and the poll must remain open for sufficient time to enable the vote to be taken at the parallel Carnival shareholders' meeting. When the result of the Carnival shareholders' vote at that meeting is known, the holder of the P&O Princess special voting share can then vote (if it is so entitled to vote, see paragraph 2.3(ii) above) at the P&O Princess shareholders' meeting in the manner required (articles 132, 133 and 147). Other resolutions on procedural or technical matters may be taken on a show of hands unless a poll is demanded, but the P&O Princess special voting share will have no vote on such matters.

At least three shareholders must be present in person or by proxy at any P&O Princess general meeting (article 111) and where a joint electorate action or a class rights action is to be considered at the general meeting, one of those shareholders must be the holder of the P&O Princess special voting share (article 112).

Formal abstentions will be counted as votes cast for the purposes of assessing whether a quorum is present (article 113).

3.  Directors and management

3.1 Directors' authority to carry into effect the Equalisation and Governance Agreement

The P&O Princess articles will authorise and require the P&O Princess directors to carry into effect the Equalisation and Governance Agreement, the SVE Special Voting Deed and the P&O Princess Deed of Guarantee together with any agreements or arrangements contemplated by those agreements and will provide that nothing done by the directors in good faith pursuant to such authority and obligations will constitute a breach of their fiduciary duties to P&O Princess or to the P&O Princess shareholders (article 194). The P&O Princess articles will also provide that the P&O Princess directors shall, in addition to their duties to P&O Princess, be entitled to have regard to the interests of the shareholders of both companies of the Combined Group and to the interests of Carnival, as if P&O Princess and Carnival were a single legal entity (article 194(a)). P&O Princess directors are authorised to provide Carnival and any officer employee or agent of Carnival any information relating to P&O Princess (article 194 (b)).

3.2  Appointment and removal of directors

The P&O Princess articles will include provisions relating to the appointment and removal of directors to reflect the fact that boards of P&O Princess and Carnival will comprise the same individuals.

These changes include the following:

(a)No person shall be a P&O Princess director unless he is also a Carnival director (article 174).The appointment/resignation of a person as a P&O Princess director will only take effect at the same time as the appointment/resignation as a Carnival director.

(b)The provisions regarding the removal of directors has been aligned with the Carnival articles and by-laws. A director of P&O Princess will be removed as a director if he ceases to a director by virtue of the Companies Act or the P&O Princess articles or he becomes prohibited by applicable law from being a director (article 195); he resigns from office or his term expires and he is not re-elected (article 179); he ceases to be a director of Carnival (article 174); or such removal is duly approved as a joint electorate action (article 126).

3.3  Proceedings of directors

The P&O Princess articles will contain various new and amended provisions concerning the proceedings of directors in order to ensure that the P&O Princess articles conform with the Carnival articles and by-laws.

These changes include the following:

(a)The quorum necessary for the transaction of business of the board shall be a majority of the directors. An alternate director shall be counted for determining a quorum both in his capacity as a director and in his capacity as an alternate director (article 209).

(b)A majority of the board may delegate any of its powers to any committee consisting of two or more directors. A committee of the board shall be quorate if at least a majority of the directors appointed to that committee are present (article 191).

(c)The Chairman shall not have a second or casting vote on any matter being considered by the board.

(d)A meeting of the directors may be called by the Chairman or by any two directors of P&O Princess (article 208).

(e)The P&O Princess board may, by agreement with the Carnival board (i) decide to seek the approval of the shareholders (or any class of shareholders) of either or both of P&O Princess and Carnival for any matter that would not otherwise require such approval, (ii) require any joint electorate action to be approved as a class rights action, and/or (iii) specify a higher majority vote than the required majority that would otherwise be required for any shareholder vote (article 189).

(f)The minimum and maximum number of P&O Princess directors has increased to three and twenty five, respectively (article 170).

(g)The ability for P&O Princess directors to vote on certain contracts in which they are interested has been extended to include similar contracts entered into with Carnival (article 215).

4.  Takeover restrictions

4.1  The shareholding limit

The P&O Princess articles will provide that a shareholding limit will be triggered (a) if any person(s) acquires, or acquires voting control over, 30 per cent. or more of the combined votes which could be cast on a joint electorate action or (b) if such person(s) already holds not less than 30 per cent. but not more than 50 per cent. of the combined votes which could be cast on a joint electorate action and subsequently acquires, or acquires voting control over, additional shares which increase that person(s) percentage of votes which could be cast on a joint electorate action in any 12 month period, referred to as the "Combined Group Takeover Code Limit".

4.2  Determination of excess shares

P&O Princess shares in excess of the Combined Group Takeover Code Limit will be automatically designated as "excess shares" if:

(i)the relevant person only holds P&O Princess shares; or

(ii)where the relevant person holds both P&O Princess shares and Carnival shares, such person has a greater number of votes represented by its holding of P&O Princess shares, or otherwise if its holding of P&O Princess shares would, on a stand-alone basis, trigger the Combined Group Takeover Code Limit.

Where two or more persons acting in concert hold, or have voting control of, shares that are automatically designated as excess shares as described above, such number of excess shares shall be pro-rated as between such persons' holdings of shares in the company being designated as excess shares.

4.3  Consequences of a trigger of the Combined Group Takeover Code Limit

The following applies to excess shares if the Combined Group Takeover Code limit is triggered:

(a)such excess shares shall be transferred by (or on behalf of) the owner of the excess shares immediately prior to them being automatically designated as excess shares ("Excess Share Owner") to a trustee, which will hold those shares on trust for the benefit of a charitable organisation;

(b)any dividends or other distributions declared, paid or made shall be made or paid to the relevant trustee which in turn shall pay them over to the charitable organisation;

(c)upon a liquidation of P&O Princess, the Excess Share Owner shall receive, for each excess share, the liquidation proceeds for such share less any costs or expenses incurred in respect of the holding of such shares by the company, the trustee or the charitable organisation;

(d)the Excess Share Owner will lose all rights to vote on the excess shares. The trustee shall be entitled (but not required) to vote the excess shares on behalf of the charitable organisation on any matters;

(e)if directed by the board, the trustee shall transfer the excess shares to a person or persons whose ownership of such shares shall not trigger the Combined Group Takeover Code Limit within 180 days after the later of (x) the date of trigger of the Combined Group Takeover Code Limit and (y) the date the board determines that the Combined Group Takeover Code Limit has been triggered. The Excess Share Owner shall receive the proceeds of such transfer less any costs or expenses incurred in respect of the holding or sale of such shares by the company, the trustee or the charitable organisation; and

(f)for a period of 90 days after the date of (x) the date of trigger of the Combined Group Takeover Code Limit and (y) the date the board determines that the Combined Group Takeover Code Limit has been triggered, the company may instead, subject to applicable laws and regulations, purchase the excess shares itself. The Excess Share Owner shall receive the market price (calculated by the board using an average price on any five business days prior to the purchase) less any costs or expenses incurred in respect of the holding or sale of such shares by the company, the trustee or the charitable organisation.

The board of P&O Princess shall, in its absolute discretion, interpret these takeover restrictions, as it sees fit and shall have the authority to exercise all rights and powers described in these takeover restrictions.

Any person whose acquisition of shares results in the Combined Group Takeover Code Limit being triggered is obliged to give written notice to P&O Princess immediately on such event, together with such other information as P&O Princess may require in order to determine whether or not (and to what extent) any of such shares have been automatically designated as excess shares. Failing receipt of such notice if this fact is established by P&O Princess, it will inform the relevant person accordingly (although failure to so notify will in no way invalidate any of these takeover provisions). P&O Princess can then require the relevant person to provide such other information it requires in order to determine if any shares have automatically been designated as excess shares.

All actions, calculations, interpretations and determinations which are done or made by the board in good faith and pursuant to and in accordance with the takeover provisions in the P&O Princess articles shall be final, conclusive and binding on all other parties. No director shall be liable for any act or omission pursuant to the takeover provisions in the P&O Princess articles if such action was taken in good faith.

4.4  Equivalent offers

A person(s) will not be deemed to have triggered the Combined Group Takeover Code Limit if equivalent offers have been made, or a binding announcement to make equivalent offers is made with 10 days of triggering a Combined Group Code Takeover Code Limit and equivalent offers are made within 28 days of such announcement, for the shares of P&O Princess and Carnival, and such offers have not been withdrawn, abandoned or terminated. However, the shareholdings of such person shall automatically be designated as excess shares, on the earlier of
(i) a withdrawal, abandonment or termination of such offers other than in accordance with its terms, or (ii) any amendment, modification or supplement to the terms of such offers such that the offers would no longer be equivalent or in accordance with the P&O Princess articles.

4.5  Exclusions

These takeover restrictions will not apply to the following:

(a)any Buy-Back;

(b)if the restrictions are prohibited by applicable law and regulations;

(c)any acquisition by the Arison family and trusts for their benefit provided their holdings do not increase by more than 1 per cent. of the voting power of the Combined Group in any period of twelve consecutive months, subject to their combined shareholdings not exceeding 40 per cent. of the voting power of the Combined Group. Any transfers of shares among the Arison family trusts for their benefit are also not subject to the provisions and restrictions described in paragraphs 4.1 and 4.4 above; and

(d)any acquisition pursuant to a mandatory exchange (described in paragraph 8 below).

Similar provisions will be incorporated into the Carnival articles.

The effect of these control provisions is described in paragraph 6 of Part C of
Section 5 above (together with a description of provisions in the Carnival articles which would effectively block anybody (other than members of the Arison family and trusts for their benefit) acquiring over 4.9 per cent. beneficial ownership of Carnival shares). The relevant articles containing these takeover restrictions are articles 277-287.

5.  Mechanisms for equalisation of distributions and on liquidation

5.1New provisions relating to equalisation of cash dividends and other cash distributions are to be introduced in the P&O Princess articles to reflect the provisions of the Equalisation and Governance Agreement described in paragraph 4 of Part B of Section 5 (articles 234-237).

5.2New provisions applicable to the winding up of P&O Princess are to be introduced in the P&O Princess articles to reflect the provisions of the Equalisation and Governance Agreement described in paragraph 3.7 of Section 6 (articles 272-276).

6.  Entrenchment

Certain significant provisions of the DLC structure are to be entrenched in the P&O Princess articles by providing that they will be prohibited from being altered except by the passing of a resolution as a class rights action of both companies. The entrenching article in the P&O Princess articles will itself be entrenched in the same way. The corresponding provisions in the Carnival articles and by-laws will be similarly entrenched.

The entrenched provisions include provisions relating to:

(a)the scope of, and voting rights and procedures in relation to, joint electorate actions;

(b)the scope of, and voting rights and procedures in relation to, class rights actions;

(c)the rights attaching to the P&O Princess special voting share;

(d)the mechanisms for equalisation on liquidation;

(e)the appointment and vacation of office of directors;

(f)cash dividends and other cash distributions; and

(g)the shareholding limits referred to in paragraph 4 above.

7.  Borrowing powers of the board

The articles within the current P&O Princess articles of association which require the directors to restrict the aggregate net borrowings of the P&O Princess group to an amount less than a multiple of combined share capital and reserves (as adjusted in accordance with the article) will be deleted, so as to conform the new P&O Princess articles with the position under the current articles of incorporation of Carnival which contain no such restriction.

Subject to the provisions of applicable law, the directors may exercise all the powers of P&O Princess to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of P&O Princess or any third party. The limitations which previously applied to P&O Princess will no longer apply.

8.  Mandatory exchange offer

The P&O Princess articles will provide that in certain limited circumstances (described in (a) or (b) below), P&O Princess shares (other than those held by Carnival) may be subject to a mandatory exchange for Carnival shares at the then prevailing equalisation ratio. A mandatory exchange will occur:

(a)if there is a change in applicable tax laws, rules or regulations or their application or interpretation, and, based on a legal opinion and after using commercially reasonable efforts to explore available alternatives, and the P&O Princess board shall have reasonably determined that:

    (i)the change is reasonably likely to have a material adverse effect on the Combined Group considered as a single enterprise;

   (ii)it is reasonably likely that the material adverse effect would be eliminated or substantially reduced by a mandatory exchange; and

  (iii)the material adverse effect could not be substantially eliminated by any commercially reasonable alternative to a mandatory exchange,

   and the mandatory exchange is approved by two-thirds of the shareholders of P&O Princess and Carnival (voting on a joint electorate action).

(b)If:

    (i)there is a change in the applicable non-tax laws, rules or regulations or their application or interpretation, as a result of which the P&O Princess board has reasonably determined and having received a legal opinion, that it is reasonably likely that all or a substantial portion of the DLC documents are unlawful, illegal or unenforceable; or

   (ii)a court or other governmental entity has issued a ruling, judgement, decree or order, which has been appealed to the extent the P&O Princess board deems reasonably appropriate, holding that all or a substantial portion of the DLC documents are unlawful, illegal or unenforceable, and the P&O Princess board, based on a legal opinion and after using commercially reasonable efforts to explore the available alternatives to the mandatory exchange, has reasonably determined that:

   . the legal basis for the illegality or unenforceability would be eliminated by a mandatory exchange;

   . the illegality or unenforceability could not be eliminated by amendments to the DLC documents that would not materially and adversely affect the rights of the shareholders of P&O Princess and Carnival, taken together or in relation to each other; and

   . the change in law or the ruling, judgment, decree or order is reasonably likely to be enforced in a way that will have a material adverse effect on the Combined Group,

and the P&O Princess board decides to effect a mandatory exchange.

The relevant articles containing these mandatory exchange provisions are articles 289-292.

Carnival will execute a deed for the benefit of P&O Princess shareholders on the date of completion in respect of its obligations to effect a mandatory exchange under the P&O Princess articles on the basis described above. It shall automatically terminate in the following circumstances:

(a)termination of the Equalisation and Governance Agreement (see paragraph 3.3 of Section 6 above);

(b)completion of a mandatory exchange (described in this paragraph);

(c)a resolution is passed for the liquidation of the whole or substantially the whole of P&O Princess; or

(d)the mandatory exchange provisions in the P&O Princess articles are properly deleted.

9.  Cross shareholding

The Princess articles will provide that any P&O Princess shares owned by Carnival, including those acquired in connection with the Partial Share Offer, will have the same rights as other P&O Princess shares except that:

(a)Carnival will not be able to vote those shares at any general meeting or class meeting (unless Carnival is interested in at least 90 per cent. of all P&O Princess shares); and

(b)Carnival will not participate in any equivalent liquidation payment described in paragraph 3.7.1 of Section 6 above (article 21A).

10.  Miscellaneous

Certain other miscellaneous updating and conforming changes are being made to P&O Princess' current articles of association, including:

(a)certain changes to the redeemable preference shares (including that no dividend will accrue where such shares are not in issue (article 37), such shares will rank behind holders of P&O Princess shares but ahead of the holders of any other classes of P&O Princess shares on a distribution of assets/ return of capital (article 39) and making such shares non-voting (article 41));

(b)a provision that if any shares are held in uncertificated form, P&O Princess can give notification that the uncertificated share should be re-certificated (article 29);

(c)the removal of the provisions relating to when share rights are deemed to be varied (for example, such as on a reduction of the capital paid up on a share or class of share) or not to be varied;

(d)the removal of the requirement to identify items of "Special Business" in a notice of general meeting sent to shareholders;

(e)a provision that an adjournment of a general meeting need not occur unless a quorum is not present within five minutes or such longer time, not exceeding sixty minutes, as the Chairman may decide to wait (article 114);

(f)an increase of the cap on the ordinary remuneration of non-executive directors from (Pounds)250,000 to (Pounds)1,000,000 (article 196);

(g)a provision that P&O Princess will have the ability to purchase directors' indemnity insurance for directors of Carnival (article 205);

(h)the indemnity (in the current articles of association of P&O Princess) by P&O Princess in respect of directors and officers of P&O Princess shall be extended to include directors and officers of Carnival (article 288);

(i)fractions will be rounded up to the nearest cent or pence on a return of capital to a holder of any P&O Princess share (article 18);

(j)any valid proxy in respect of a meeting which is postponed will remain valid in respect of that meeting unless expressly provided otherwise (article
   107c);

(k)the Chairman's powers to adjourn a meeting have been slightly extended to allow an adjournment where any amendment to a substantive resolution has been approved at the meeting (article 117a) or, where notice is received of any adjournment of the parallel special meeting of Carnival (article 117e). In determining whether to adjourn, the Chairman shall also have regard to the impact of any adjournment on the parallel Carnival meeting (if any) (article 118);

(l)any separate class meeting of the holder of the P&O Princess special voting share/ equalisation share shall take effect by written resolution (article
   123);

(m)the provision in relation to poll votes has been amended so that the poll may close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution (article 139). Furthermore a member entitled to more than one vote on a poll need not use all his votes in the same way, whether voting by person or proxy (article 143). The Chairman now has the power to give a final and conclusive determination on any dispute (article 144);

(n)the obligation to give notice at any general meeting of directors who attained the age of 70 or more has been removed (article 180);

(o)every director or other officer of P&O Princess or of Carnival shall be indemnified out of the assets of P&O Princess against any liability incurred by him to the fullest extent permitted under law (article 288);

(p)the directors may now serve a disclosure notice as an alternative to the section 212 notice requesting any information which the company is entitled to seek pursuant to Part VI of the Companies Act and any information necessary to determine whether any P&O Princess shares are excess shares of the type described in paragraph 4.2 above. There is also an obligation to notify P&O Princess in writing as soon as possible following any event which would cause that person to disclose such interest in shares pursuant to Part VI of the Companies Act (article 160);

(q)to enable users of the CREST system to appoint a proxy or to give an instruction to proxy via the CREST system (articles 161-167);

(r)to amend the rights attaching to the redeemable preference shares of (Pounds)1 each to enable the holder of those shares to require P&O Princess to (subject to the Companies Act) redeem them within three months of giving such notice (this is discussed further in paragraph 4(b)(ii) of Section 8); and

(s)to require the P&O Princess special voting share to be registered on an overseas branch register of P&O Princess (article 224).

                                   SECTION 8

                            ADDITIONAL INFORMATION

1.  Responsibility

   The directors of P&O Princess, whose names are set out in paragraph 2(a)(ii) below, accept responsibility for the information contained in this document.

   In relation to the information contained in this document which relates to Carnival, the directors of Carnival, whose names are set out in paragraph 2(b)(ii) below, also accept responsibility for such information.

   In relation to the information contained in this document which relates to the Combined Group, the Proposed P&O Princess directors whose names are set out in paragraph 2(a)(iii) below, also accept responsibility for such information.

   To the best of the knowledge and belief of the directors of P&O Princess, the Proposed P&O Princess and the Carnival directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The information relating to the P&O Princess group contained in this document has been provided by P&O Princess and the information relating to the Carnival group contained in this document has been provided by Carnival.

2.  Registered Offices, Directors and Executive Officers

(a)  P&O Princess

(i)P&O Princess was incorporated and registered in England and Wales under the Companies Act as a public limited company under the name P&O Princess Cruises plc on 19 July 2000 with registered number 4039524. The registered office address of P&O Princess is at 77 New Oxford Street, London WC1A 1PP, UK.

(ii)The directors of P&O Princess and their respective functions are:

Name                                                 Function
----                                                 --------
The Rt. Hon. The Lord Sterling of Plaistow, GCVO CBE Chairman
Sir John Parker                                      Deputy Chairman
Peter Gervis Ratcliffe                               Chief Executive Officer
Nicholas Lawrence Luff                               Chief Financial Officer
Peter Foy                                            Non-Executive director
Baroness Hogg                                        Non-Executive director
Horst Rahe                                           Non-Executive director

(iii)Following completion of the DLC transaction, the directors of P&O Princess and their respective functions will be:

         Name                             Function
         ----                             --------
         Micky Mier Arison                Chairman and Chief Executive
                                          Officer
         Howard Steven Frank              Vice-Chairman and Chief
                                          Operating Officer
         Robert Hugh Dickinson            Executive Director
         Pier Luigi Foschi                Executive Director
         Alton Kirk Lanterman             Executive Director
         Peter Gervis Ratcliffe           Executive Director

         Ambassador Richard G. Capen, Jr. Non-Executive Director
         Arnold Wayne Donald              Non-Executive Director
         Baroness Hogg                    Non-Executive Director
         Modesto Alex Maidique            Non-Executive Director
         Sir John Parker                  Non-Executive Director
         Stuart Subotnick                 Non-Executive Director
         Uzi Zucker                       Non-Executive Director

(b)  Carnival

(i)Carnival was incorporated under the laws of the Republic of Panama in November 1974 and the Carnival shares are listed on the NYSE. The principal executive office of Carnival is at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, U.S.A. The registered office of Carnival is c/o Marcela de Perez, 10 Elvira Mendez Street, Interseco Building, 8th Floor, Post Office Box 7440, Panama 5, Republic of Panama.

(ii)There are 14 members of Carnival's board of directors. All directors serve until the next annual meeting and until their successors are elected. The directors of Carnival and their respective functions are:

Name                             Function
----                             --------
Micky Mier Arison                Chairman and Chief Executive Officer
Howard Steven Frank              Vice Chairman and Chief Operating Officer
Shari Arison                     Director
Maks Leo Birnbach                Director
Ambassador Richard G. Capen, Jr. Director
Robert Hugh Dickinson            Director; President and Chief Operating Officer
                                 of CCL
Arnold Wayne Donald              Director
James Michael Dubin              Director
Alton Kirk Lanterman             Director; Chairman of the board of directors,
                                 President, and Chief Executive Officer of Holland
                                 America Line Inc. and director of Holland
                                 America Line Inc.
Modesto Alex Maidique            Director
Stuart Subotnick                 Director
Sherwood Manuel Weiser           Director
Meshulam Zonis                   Director
Uzi Zucker                       Director

(iii)Following completion of the DLC transaction, the directors of Carnival and their respective functions will be:

             Name                       Function
             ----                       --------
             Micky Mier Arison          Chairman and Chief
                                        Executive Officer
             Howard Steven Frank        Vice-Chairman and Chief
                                        Operating Officer
             Robert Hugh Dickinson      Executive Director
             Pier Luigi Foschi          Executive Director
             Alton Kirk Lanterman       Executive Director
             Peter Gervis Ratcliffe     Executive Director

             Ambassador Richard G.
               Capen, Jr.               Non-Executive Director
             Arnold Wayne Donald        Non-Executive Director
             Baroness Hogg              Non-Executive Director
             Modesto Alex Maidique      Non-Executive Director
             Sir John Parker            Non-Executive Director
             Stuart Subotnick           Non-Executive Director
             Uzi Zucker                 Non-Executive Director

3.  Market Quotations

(a)The following table sets out the closing middle market quotations for P&O Princess shares as derived from the London Stock Exchange Daily Official List, the closing price per P&O Princess ADS as reported on the NYSE Composite Transactions Tape and the closing stock price of Carnival shares as reported on the NYSE Composite Transactions Tape, in each case for the first dealing day in each of the six months immediately prior to the date of this document, for 14

   December 2001 (being the last dealing day prior to the commencement of the offer period) and for 12 March 2003 (being the latest practicable date prior to the publication of this document):

                                      P&O       P&O
                                   Princess  Princess  Carnival
                                     share      ADS      share
               Date                price (p) price ($) price ($)
               14 December 2001      360.0     21.04     27.30
               1 October 2002        436.0     28.70     25.11
               1 November 2002       473.5     30.30     27.09
               2 December 2002       499.0     30.95     27.66
               2 January 2003/(1)/   436.0     28.12     25.63
               3 February 2003       401.0     26.90     24.20
               3 March 2003          401.5     25.11     22.51
               12 March 2003        343.25     22.68     20.75

--------
(1)1 January 2003 was a public holiday in both the UK and the United States

The following table sets out the high and low sales prices for P&O Princess shares on the London Stock Exchange, the principal market on which such shares are traded, for each quarter during the past two years:

                                                   P&O Princess
                                                   Share Price (p)
                                                   High     Low
               Quarter 1 2001                      380.5   274.0
               Quarter 2 2001                      371.0   261.0
               Quarter 3 2001                      397.0   180.0
               Quarter 4 2001                      401.5   200.0
               Quarter 1 2002                      485.0   386.0
               Quarter 2 2002                      484.0   396.3
               Quarter 3 2002                      463.8   350.0
               Quarter 4 2002                      520.5   424.0

4.  Shareholdings and Dealings

(a)  Definitions and references

For the purposes of this Paragraph 4 of Section 8:

(1)"associate" means:

     (aa)the subsidiaries, fellow subsidiaries and associated companies of Carnival or, as the case may be, P&O Princess, and companies of which any such subsidiaries or associated companies are associated companies;

     (bb)banks, financial and other professional advisers (including stockbrokers) to Carnival or, as the case may be, P&O Princess or any company covered in (aa) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

     (cc)the directors of Carnival or, as the case may be, P&O Princess, and the directors of any company covered in (aa) above (together in each case with their close relatives and related trusts); and

     (dd)the pension funds of Carnival or, as the case may be, P&O Princess, or any company covered in (aa) above;

(2)References to "bank" do not apply to a bank whose sole relationship with Carnival or P&O Princess or a company covered in (1)(aa) above is the provision of normal commercial banking services or activities in connection with the offer such as handling acceptances and other registration work;

(3)Ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding or aggregated holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control;

(4)"Carnival disclosure period" means the period commencing on 16 December 2000 (being the date twelve months prior to the commencement of the offer period) in respect of Carnival's initial pre-conditional offer and ending on 10 March 2003 (being the latest practicable date prior to the publication of this document);

(5)"P&O Princess disclosure period" means the period commencing on 16 December 2001 in respect of Carnival's initial pre-conditional offer and ending on 10 March 2003 (being the latest practicable date prior to the publication of this document); and

(6)"relevant securities" means Carnival shares or, as the case may be, P&O Princess shares and P&O Princess ADSs and any other securities of Carnival or, as the case may be, P&O Princess convertible or exchangeable into, or rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such securities.

(b)Interests and dealings in relevant securities of P&O Princess

(i)The following aggregation of dealings for value in relevant securities of P&O Princess by persons presumed to be acting in concert with Carnival have taken place during the Carnival disclosure period:

Merrill Lynch Pierce, Fenner & Smith Incorporated

P&O Princess shares

                                     Aggregate     Highest         Lowest      Aggregate       Highest             Lowest
                                       Buys         Price           Price        Sells          Price               Price
Period                               (Volume)  Paid ((Pounds)) Paid ((Pounds)) (Volume)  Received ((Pounds)) Received ((Pounds))
16 December 2000 to 15 March 2001      2,787        5.13            3.80         2,787          5.13                3.82
16 March 2001 to 15 June 2001          2,818        4.50            3.90        22,976          4.74                4.00
16 June 2001 to 15 September 2001         --          --              --         1,063          5.40                5.40
16 September 2001 to 15 October 2001      --          --              --            --            --                  --
16 October 2001 to 15 November 2001       34        4.00            4.00            --            --                  --
16 November 2001 to 15 December 2001      --          --              --            37          5.30                5.30
16 December 2001 to 10 March 2003         --          --              --            --            --                  --

P&O Princess ADRs

                                     Aggregate     Highest         Lowest      Aggregate       Highest             Lowest
                                       Buys         Price           Price        Sells          Price               Price
Period                               (Volume)  Paid ((Pounds)) Paid ((Pounds)) (Volume)  Received ((Pounds)) Received ((Pounds))
16 December 2000 to 15 March 2001         --           --              --           --             --                  --
16 March 2001 to 15 June 2001             --           --              --           --             --                  --
16 June 2001 to 15 September 2001         --           --              --           --             --                  --
16 September 2001 to 15 October 2001  89,000        14.06           13.34           --             --                  --
16 October 2001 to 15 November 2001   12,500        13.60           11.60       57,500          13.20               11.60
16 November 2001 to 15 December 2001      --           --              --           --             --                  --
16 December 2001 to 10 March 2003     21,000        24.45           24.45       21,000          24.40               22.65

(ii)As at 12 March 2003 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the directors of P&O Princess and their immediate families in the share capital of P&O Princess, which have been notified by each director of P&O Princess to P&O Princess pursuant to Section 324 or Section 328 of the Companies Act, or which are required to be entered in the register maintained under Section 325 of the Companies Act or which are interests of a connected person of a director of P&O Princess which would, if the connected person were a director of P&O Princess, be required to be notified to P&O Princess pursuant to Sections 324 or 328 of the Companies Act or be entered in the register pursuant to

   Section 325 of the Companies Act, and the existence of which is known to, or could with reasonable diligence be ascertained by, that director, were as follows:

                                                                                % of
                   P&O       P&O    P&O                                        issued
                 Princess   LTIP    LTIP  Share  Matching  Share                share
                  shares   Options Awards Awards  Awards  options   Total    capital/(1)/
Lord Sterling    1,068,484 196,725 80,681 19,423 150,852  367,814  1,883,979    0.27%
Peter Ratcliffe    152,928         87,701 87,629 251,452  490,200  1,069,910    0.15%
Nicholas Luff       55,574         37,604 34,281 143,273  332,077    602,809    0.09%
Baroness Hogg        6,240                                             6,240    0.00%
Sir John Parker     10,000                                            10,000    0.00%
Peter Foy           16,450                                            16,450    0.00%
Horst Rahe/(2)/ 11,366,415                                        11,366,415    1.63%

--------
(1)The percentage figures are rounded to two decimal places and do not include shares described as "Share Options" above which will be satisfied by the issue of new shares but does include all other shares, options and awards held by each Director above which will be satisfied by shares already in issue.
(2)On 18 December 2002, Deutsche Seereederei GmbH ("DS"), a company wholly owned by Horst Rahe and his family entered into a Share Sale Agreement (the "Agreement") with Commerzbank AG ("Commerzbank") in respect of the 11,366,415 ordinary shares of P&O Princess owned by DS (the "Shares") which comprise Mr Rahe's entire interest in the ordinary shares of P&O Princess. The Agreement will result in DS disposing of its interest in the Shares on 23 June 2003, or earlier if it so elects, but until then, through DS, Mr Rahe retains full economic interest in the Shares. Under the Agreement, on 18 December 2002, DS transferred the Shares to Commerzbank for (Pounds)50,580,547 (U.S.$76,073,143)((Pounds)4.45 per share). At the same time, DS entered into a total return swap agreement with Commerzbank under which the Shares will be valued on 23 June 2003, or earlier, if DS so elects (the "Valuation Date"). To the extent that the valuation of the Shares on the Valuation Date (the "Final Price") exceeds (Pounds)4.478 per share (the "Initial Price"), Commerzbank will pay the difference to DS. Conversely, if the Final Price is less than the Initial Price, DS will pay the difference to Commerzbank. Any dividends receivable in respect of the Shares prior to the Valuation Date will be for the benefit of DS.

The P&O Princess shares above include 33,888 shares, 42,952 shares and 45,274 shares in the case of Lord Sterling, Peter Ratcliffe and Nicholas Luff, respectively, that have been designated as "Invested Shares" for the purpose of the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan. As described below, matching awards have been granted to each individual in respect of the shares they have designated as Invested Shares.

The options described as "P&O LTIP Options" above are options over P&O Princess shares which were granted on 24 October 2000 to the directors of P&O Princess who, through arrangements put in place for the purposes of the demerger of the cruises business of the The Peninsular and Oriental Steam Navigation Company in October 2000 to form P&O Princess (the "Demerger"), exchanged fully- vested awards previously granted under incentive schemes of The Peninsular and Oriental Steam Navigation Company for such options. The options are exercisable on payment of (Pounds)1 and will lapse on 27 March 2005.

The awards described as "P&O LTIP Awards" above comprise awards of P&O Princess shares which were granted on 24 October 2000 to the directors of P&O Princess who, through arrangements put in place for the purposes of the Demerger, exchanged awards granted under incentive schemes of The Peninsular and Oriental Steam Navigation Company for which the retention period had not been completed for such awards. The P&O LTIP Awards may be exercised no earlier than the date on which P&O Princess announces its results for the year ended 31 December 2003 and will lapse three months after they become exercisable.

The awards described as "Share Awards" above comprise awards of P&O Princess shares granted under the terms of the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan. P&O Princess announced in June 2002 that, to comply with the Combined Code, the retention period for its Share Awards would be increased from two years to three years.

Matching awards under the terms of the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan have been awarded in respect of the P&O LTIP Awards, the Share Awards and Invested Shares. The maximum number of P&O Princess shares that an individual may receive through the exercise of a matching award is 100 per cent. of the shares comprising the related P&O LTIP Award or Share Award or 100 per cent. of the shares comprising the related Invested Shares grossed up by the participant's marginal rate of income tax, but matching awards may only be exercised to the extent determined by the performance conditions set out in the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan.

The P&O Princess board has considered the DLC transaction in the context of the Share Awards and Matching awards granted under the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan and has concluded that it is appropriate for these awards to vest in full upon completion of the DLC transaction and has amended the rules of the Plan accordingly. Therefore, all P&O Princess shares comprised in such awards will be released to the relevant participants on completion.

As potential beneficiaries of the P&O Princess Cruises Employee Benefit Trust, Lord Sterling, Peter Ratcliffe and Nicholas Luff are deemed to be interested in 1,540,483 P&O Princess shares held by the trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited.

Nicholas Luff also holds one (Pounds)1 non-voting subscriber share in P&O Princess. In addition, 49,998 preference shares of (Pounds)1 each in P&O Princess were allotted (but not issued) to him on 22 September 2000 (the "Preference Shares"). These shares were allotted in connection with the formation of P&O Princess in preparation for the Demerger. It is envisaged that following completion of the DLC transaction, P&O Princess will request that Nicholas Luff pays the amount due under an undertaking that he gave to P&O Princess on 22 September 2000 to pay in part for the Preference Shares (for (Pounds)12,500 plus interest).

The rights attaching to the Preference Shares will be amended in the new Articles of Association, which P&O Princess is proposing be adopted in its Notice of Meeting, so that the holder of those shares can require that his shares be redeemed in full by P&O Princess (for the amount paid up plus any accrued dividends) within three months of giving such notice.

In addition, P&O Princess will also increase its authorised sterling share capital, by approximately 100 per cent., to enable a further 50,000 Preference Shares to be issued (and give the directors of P&O Princess up to 5 years to allot such additional Preference Shares). It is envisaged that these additional Preference Shares would be allotted to another shareholder shortly after completion of the DLC transaction in connection with any redemption of the Preference Shares held by Nicholas Luff so that P&O Princess would not, at any point in time, cease to comply with UK company law requirements for at least (Pounds)50,000 of its share capital to be allotted, at least a quarter of which must be fully paid up.

The awards described as "Share Options" above comprise executive share options granted under the terms of the P&O Princess Cruises Executive Share Option Plan for no consideration, details of which are as follows:

                                 P&O
                               Princess
                                Share
                               Options
                                        Exercise        Exercisable
                                         price       from          to
Lord Sterling                   12,660*    292p  Oct 23, 2000 Apr 14, 2004
                               162,758*    292p  Oct 23, 2000 Dec 22, 2004
                                96,198     292p  Oct 23, 2003 Oct 23, 2010
                                96,198    $4.24  Oct 23, 2003 Oct 23, 2010
                               -------
Total                          367,814
                               =======
Peter Ratcliffe                282,700    $4.24  Oct 23, 2003 Oct 23, 2010
                               207,500    $5.78   Mar 3, 2005  Mar 3, 2012
                               -------
Total                          490,200
                               =======
Nicholas Luff                   37,144*    292p  Oct 23, 2000 Dec 22, 2004
                                26,413*    292p  Oct 23, 2000 Oct 24, 2006
                                77,967     292p  Oct 23, 2003 Oct 23, 2010
                                77,967    $4.24  Oct 23, 2003 Oct 23, 2010
                                56,293  407.75p   Mar 3, 2005  Mar 3, 2012
                                56,293    $5.78   Mar 3, 2005  Mar 3, 2012
                               -------
Total                          332,077
                               =======

Options marked (*) are replacement options, granted by P&O Princess in accordance with its obligations as part of the Demerger. Replacement options were granted to replace options over P&O deferred stock held by participants in The Peninsular and Oriental Steam Navigation Company stock option schemes prior to the Demerger which were exercised or released as part of the Demerger arrangements. The period in which a replacement option is exercisable is identical to that of the option it replaced. The exercise of replacement options is not subject to performance conditions.

The P&O Princess board has considered the DLC transaction in the context of options granted under the P&O Princess Cruises Executive Share Option Plan and has concluded that it is appropriate for these options to vest and become exercisable in full immediately upon completion of the DLC transaction in accordance with the rules of the Plan.

Save as set out above, as at the close of business on 10 March 2003 (being the latest practicable date prior to the publication of this document), no P&O Princess director nor any person connected with a P&O Princess director as aforesaid has, or is expected to have, any interest in the share capital of P&O Princess or any of its subsidiaries.

Save as otherwise disclosed in paragraph 4(b)(ii) of this Section in relation to Horst Rahe, no director of P&O Princess has or has had any direct or indirect interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the P&O Princess group and which were effected by any member of the P&O Princess group in the current or immediately preceding financial year or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

As at 12 March 2003 (being the last practicable date prior to publication of this document) Kirk Lanterman, a director of Carnival, beneficially owned 16 P&O Princess shares. On 9 October 2002, Kirk Lanterman sold 9,984 P&O Princess shares at a price of (Pounds)4.32 per share.

(iii)The following share options are held by directors or employees of P&O Princess and were issued for no consideration:

Outstanding options over P&O Princess shares

                                Options outstanding
                                           Weighted
                                            average   Number of
                                 Number    remaining   options
                Exercise price outstanding   life    exercisable
                          292p  5,235,848  6.8 years  1,024,281
                          304p     15,466  8.2 years         --
                          362p     45,899  7.1 years     11,931
                       407.75p  2,582,259  9.0 years         --
                        418.5p     10,030  9.5 years         --
                         $4.24    456,865  7.7 years         --
                         $5.78    263,793  9.0 years         --
                                ---------             ---------
                                8,610,160  7.6 years  1,036,212
                                =========             =========

Outstanding options over P&O Princess ADSs

                                Options outstanding
                                           Weighted
                                            average   Number of
                                 Number    remaining   options
                Exercise price outstanding   life    exercisable
                        $16.97    824,450  7.4 years   54,874
                        $17.51      9,450  8.2 years       --
                        $20.48     45,775  8.3 years       --
                        $23.85    495,650  9.0 years       --
                                ---------              ------
                                1,375,325  8.0 years   54,874
                                =========              ======

(iv)The following dealings for value in relevant securities of P&O Princess (including the exercise of options under any P&O Princess share scheme) have taken place during the P&O Princess disclosure period by the directors of P&O Princess and members of their immediate families and related trusts:

                                                                Acquisition Disposal
                                                    Acquisition of options     of
Director              Date          Description      of shares   or awards   shares        Price
Lord Sterling   1 October 2001   Dividend                          10,106                           nil
                                 adjustment to LTIP
                                 Awards
                4 March 2002     Dividend                           1,973                           nil
                                 adjustment to LTIP
                                 Awards
                4 March 2002     Exercise of 2001      79,269                        (Pounds)1 in total
                                 LTIP Award
                4 March 2002     Grant of Share                    11,497                           nil
                                 Award
                4 March 2002     Sale of shares                              31,804   (Pounds)4.115 per
                                                                                                  share

Peter Ratcliffe 1 October 2001   Dividend                          13,170                           nil
                                 adjustment to
                                 LTIP Awards
                3 March 2002     Grant of share                   207,500                           nil
                                 options
                4 March 2002     Dividend                           2,440                           nil
                                 adjustment to LTIP
                                 Awards
                4 March 2002     Exercise of 2001      86,165                        (Pounds)1 in total
                                 LTIP Award
                4 March 2002     Grant of Share                    26,165                           nil
                                 Award
                4 March 2002     Sale of shares                              43,213   (Pounds)4.115 per
                                                                                                  share
                21 November 2002 Exercised LTIP       214,976                         (Pounds)4.909 per
                                 Award                                                            share
                21 November 2002 Sale of shares                   107,500             (Pounds)4.909 per
                                                                                                  share

Nicholas Luff   1 October 2001   Dividend                           1,896                           nil
                                 adjustment to LTIP
                                 Awards
                3 March 2002     Grant of share                   112,586                           nil
                                 options
                4 March 2002     Dividend                             539                           nil
                                 adjustment to LTIP
                                 Awards
                4 March 2002     Exercise of 2001      36,946                        (Pounds)1 in total
                                 LTIP Award
                4 March 2002     Grant of Share                     9,394                           nil
                                 Award
                4 March 2002     Sale of shares                              14,823   (Pounds)4.115 per
                                                                                                  share
                4 March 2002     Purchase of            2,000                          (Pounds)4.10 per
                                 shares                                                           share

(v) As at the close of business on 10 March 2003 (being the latest practicable date prior to the publication of this document), the following persons owned or controlled the following relevant securities of P&O Princess:

                                                     Number of
                 Name                                 shares
                 P&O Princess advisers' holdings
                 Pershing Securities Ltd              1,767,700
                 Pershing Ltd                            58,999
                 CSFB International                       8,045
                 CSFB Equities Ltd                   22,282,974

                                                                   Number of
   Name                                                             shares
   Salomon Smith Barney Citi Asset Management/(1)/                   38,317
   Salomon Smith Barney Citi Fund LLC/(1)/                           89,129
   Salomon Brothers AG/(1)/                                         183,453
   Salomon Brothers AG/(1)/                                        -183,453
   SB Asset Management/(1)/                                           6,812
   Salomon Brothers KAG/(1)/                                        194,758
   Salomon Brothers Asset Management Ltd/(1)/                       200,050
   Citibank NA Including Citigroup Asset Management London/(1)/     275,807
   Citibank International Plc Including Citigroup Asset Management
     London/(1)/                                                     17,414
   Citibank                                                          17,414

--------
/(1)/Salomon Smith Barney Citi Asset Management, Salomon Smith Barney Citi Fund
    LLC, Salomon Brothers AG, SB Asset Management, Salomon Brothers KAG, Salomon Brothers Asset Management Ltd and Citibank International Plc Including Citigroup Asset Management London are held by Citigroup or an entity controlled by or under the same control as Citigroup.


(vi)The following persons have dealt for value in relevant securities of P&O Princess during the P&O Princess disclosure period:

                            Aggregate  Highest/(3)/     Lowest     Aggregate       Highest           Lowest
                              Buys         Price         Price       Sales          Price             Price
           Name             (Volume)   Paid (Pounds) Paid (Pounds) (Volume)   Received (Pounds) Received (Pounds)
P&O Princess' advisers'
  dealings/(1)/
CSFB (Europe) Ltd            4,113,889      3.93          3.90         11,938        4.66              4.66
Pershing Securities Ltd     26,576,445      5.20          2.60     34,123,006        5.24              1.91
Pershing Ltd                11,823,410      5.20          3.40      7,566,258        5.23              2.71
Tribeca Management LLC/(4)/     25,000     28.04         28.04         25,000       28.30             28.03

--------
(1)A full list of all dealings during this period is available for inspection as set out in paragraph 16 of this Section.
(2)Pershing Limited, Pershing Securities Limited and Credit Suisse First Boston (Europe) Limited, are all controlled by or under the same control as Credit Suisse First Boston.
(3)The statistics for highest price and lowest price paid exclude dealings in P&O Princess ADSs.
(4)Tribeca Management LLC is controlled by Salomon Brothers Holdings Company Inc. The dealings related to P&O Princess ADSs.

(viii)The aggregated dealings set out in paragraph of 4(b)(vi) above include the following significant dealings:

                                            Nature of  Number of
        Name                       Date    Transaction  shares   Price
        CSFB (Europe) Ltd       19/02/2002   Bought    4,100,000   3.90
        Pershing Ltd            27/06/2002   Bought      857,840   4.00
        Pershing Ltd            23/04/2002   Bought      656,035   4.36
        Pershing Ltd            15/10/2002   Bought      600,000   4.42
        Pershing Ltd            19/12/2002     Sold      532,745   4.41
        Pershing Ltd            02/05/2002     Sold      508,882   4.79
        Pershing Ltd            23/04/2002     Sold      500,480   4.36
        Pershing Ltd            30/05/2002   Bought      500,000   4.40
        Pershing Ltd            27/06/2002     Sold      500,000   4.00
        Pershing Ltd            19/12/2002   Bought      466,000   4.41
        Pershing Securities Ltd 02/10/2002     Sold    4,005,641   4.39
        Pershing Securities Ltd 10/09/2002     Sold    3,197,159   4.04
        Pershing Securities Ltd 02/10/2002   Bought    2,539,551   4.39
        Pershing Securities Ltd 04/09/2002     Sold    2,063,778   4.03
        Pershing Securities Ltd 21/06/2002   Bought    1,699,407   4.23
        Pershing Securities Ltd 10/09/2002   Bought    1,662,841   4.04
        Pershing Securities Ltd 04/09/2002   Bought    1,500,240   4.03
        Pershing Securities Ltd 21/06/2002     Sold    1,284,500   4.23
        Pershing Securities Ltd 09/09/2002     Sold    1,174,214   4.00
        Pershing Securities Ltd 16/01/2002   Bought    1,107,105   4.08
        Pershing Securities Ltd 15/01/2002     Sold    1,106,214   4.03
        Pershing Securities Ltd 25/06/2002   Bought    1,063,598   4.22
        Pershing Securities Ltd 04/04/2002   Bought    1,018,975   4.56
        Pershing Securities Ltd 11/09/2002     Sold      850,000   4.24
        Pershing Securities Ltd 06/06/2002   Bought      800,000   4.26
        Pershing Securities Ltd 08/03/2002   Bought      746,310   4.34
        Pershing Securities Ltd 11/09/2002     Sold      730,000   4.25
        Pershing Securities Ltd 04/04/2002     Sold      654,910   4.56
        Pershing Securities Ltd 21/06/2002   Bought      620,473   4.24
        Pershing Securities Ltd 16/01/2002     Sold      601,176   4.08
        Pershing Securities Ltd 09/09/2002   Bought      587,107   4.00
        Pershing Securities Ltd 24/06/2002   Bought      586,809   4.22
        Pershing Securities Ltd 18/01/2002   Bought      553,508   4.15
        Pershing Securities Ltd 18/01/2002     Sold      509,890   4.15
        Pershing Securities Ltd 08/03/2002     Sold      502,000   4.34
        Pershing Securities Ltd 30/01/2003   Bought      480,559   4.00
        Pershing Securities Ltd 24/06/2002     Sold      476,543   4.22
        Tribeca Management LLC  12/09/2002   Bought       25,000 $28.04
        Tribeca Management LLC  17/09/2002     Sold       20,000 $28.03
        Tribeca Management LLC  17/09/2002     Sold        3,700 $28.28
        Tribeca Management LLC  17/09/2002     Sold        1,300 $28.30

--------
(1)Tribeca Management LLC is controlled by Salomon Brothers Holding Company Inc. The dealings related to P&O Princess ADSs.

(vii)As at the close of business of 10 March 2003 (being the latest practicable date prior to publication of this document) P&O Princess had been notified that the following parties were interested directly or indirectly in the share capital of P&O Princess:

                                                                                  % of share
                                                                   % of issued  capital of the
                                                   Number of      P&O Princess     Combined
                    Name                      P&O Princess shares share capital   Group/(1)/
Deutsche Bank AG                                  92,304,582          13.3%          3.5%
Henderson Global Investors Limited                30,241,014           4.4%          1.1%
Lehman Brothers International                     26,860,465           3.9%          1.0%
Legal & General Investment Management Limited     26,794,356           3.9%          1.0%
Barclays Global Investors Limited                 25,453,611           3.7%          1.0%
Baillie Gifford & Co.                             23,391,058           3.4%          0.9%
Cater Allen International Limited                 23,108,336           3.3%          0.9%
M&G Investment Management Limited                 22,503,634           3.2%          0.9%
Credit Suisse First Boston Equities Limited       21,549,151           3.1%          0.8%

--------
(1)Assumes no shareholders take up the Partial Share Offer or own any Carnival shares.

Save as disclosed above, so far as is known to the directors of P&O Princess, there is no person who is directly or indirectly interested in 3 per cent. or more of the share capital of P&O Princess.

(c)  Interests and dealings in relevant securities of Carnival

(i) As at the close of business on 11 March 2003 (being the last practicable date prior to the publication of this document), the share ownership of (1) all persons known by Carnival to be the beneficial owners of 5 per cent. or more of the 586,972,729 shares of common stock outstanding as of 11 March 2003, (2) the Chief Executive Officer and the four most highly compensated officers of Carnival, (3) each other director of Carnival and (4) all directors and executive officers as a group is set out below.

   Micky Arison, the Chairman of the Board and Chief Executive Officer of Carnival, other members of the Arison family and trusts for their benefit (collectively, the "Carnival Major Shareholders"), beneficially own shares representing approximately 47 per cent. of the voting power of Carnival's common stock and have informed Carnival that they intend to cause all such shares to be voted in favour of the proposals to be considered at the Carnival Special Meeting. The table begins with ownership of the Carnival Major Shareholders. See footnote (2) to the table for a description of the group comprised of members of the Arison family and other persons and entities affiliated with them is set out below.

   The number of shares beneficially owned by each entity, person, director or executive officer is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shares voting power or investment power and also any shares which the individual has the right to acquire as of 10 May 2003 (60 days after the record date of 11 March 2003) through the exercise of any stock option or other right.

                          Beneficial Ownership Table

                                                                      Amount and Nature of     Percent of
Name and Address of Beneficial Owners or Identity of Group/(1)/ Stock Beneficial Ownership       Common
Micky Arison                                                              224,010,503/(2)(3)/     38.1%

Shari Arison                                                                7,353,908/(2)(4)/        *
c/o Israel Arison Foundation
Marcaz Golda Centre
23 Shaul Hamelech Blvd.
Tel Aviv, Israel 64367

James M. Dubin                                                            142,111,562/(2)(16)/    24.2%
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

MA 1994 B Shares, L.P.                                                    106,114,284/(2)(5)/     18.1%

MA 1994 B Shares, Inc.                                                    106,114,284/(2)(5)/     18.1%

MA 1997 Holdings, L.P.                                                      6,102,187/(2)(6)/      1.0%

MA 1997 Holdings, Inc.                                                      6,102,187/(2)(6)/      1.0%

JMD Delaware, Inc. as Trustee                                               6,102,187/(2)(6)/      1.0%
for the Micky Arison 1997 Holdings Trust

The Royal Bank of Scotland Trust Company (Jersey) Limited                  46,145,830/(2)(7)/      7.9%
as Trustee of the Ted Arison 1992 Irrevocable Trust for Lin No. 2
P.O. Box 298, St. Helier
Jersey, Channel Islands

Cititrust (Jersey) Limited                                                 76,787,525/(2)(7)/     13.1%
as Trustee for the Ted Arison
1994 Irrevocable Trust For Shari No. 1
P.O. Box 728, 38 Esplanade, St. Helier
Jersey, Channel Islands JE4 8ZT

JMD Protector                                                             122,933,355/(2)(7)/     20.9%
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

JMD Delaware, Inc. as Trustee for the Continued                             2,124,560/(2)/          *
Trust for Micky Arison

JMD Delaware, Inc. as Trustee for the Continued                             3,759,010/(2)/          *
Trust for Shari Arison Dorsman

JMD Delaware, Inc. as Trustee for the Continued                             4,759,010/(2)/          *
Trust for Michael Arison

JMD Delaware, Inc. as Trustee for the Marilyn B.                            1,432,440/(2)(8)/       *
Arison Irrevocable Delaware Trust

JMD Delaware, Inc. as Trustee for the Michael                               1,000,000/(2)/          *
Arison 1999 Irrevocable Delaware Trust

MBA I, L.L.C.                                                               1,432,440/(2)(8)/       *

TAMMS Investment Company Limited Partnership                                3,653,168/(2)/          *

TAMMS Management Corporation                                                3,653,168/(2)/          *

                                                                      Amount and Nature of  Percent of
Name and Address of Beneficial Owners or Identity of Group/(1)/ Stock Beneficial Ownership    Common

The Ted Arison Family Foundation U.S.A, Inc.                                2,250,000/(2)/       *
3655 N.W. 87 Avenue
Miami, Florida 33178

Robert H. Dickinson                                                           524,384/(9)/       *

Pier Luigi Foschi                                                              50,000/(10)/      *

Howard S. Frank                                                             1,073,606/(11)/      *

A. Kirk Lanterman                                                             170,595/(12)/      *
c/o Holland America Line
300 Elliott Avenue West
Seattle, Washington 98119

Maks L. Birnbach                                                               33,600/(13)/      *
c/o Fullcut Manufacturers, Inc.
555 Fifth Avenue, 19th Floor
New York, New York 10128

Ambassador Richard G. Capen, Jr.                                               40,202/(14)/      *
6077 San Elijo
Rancho Santa Fe, California 92067

Arnold W. Donald                                                                4,200/(15)/      *
c/o Merisant Company
1 North Brentwood Blvd. Suite 510
Clayton, Missouri 63105

Modesto A. Maidique                                                            22,400/(17)/       *
Florida International University Office of the President
University Park Campus
107/th/ Ave and S.W. 8/th/ Street
Miami, Florida 33199

Stuart Subotnick                                                               62,400/(18)/       *
c/o Metromedia Company
810 7/th/ Avenue, 29/th/ Floor
New York, New York 10019

Sherwood M. Weiser                                                             14,400/(19)/       *
c/o The Continental Companies, LLC
3250 Mary Street Coconut Grove, Florida 33133

Meshulam Zonis                                                                631,470/(20)/       *
1 Island Place
380 NE 207/th/ Street
Apartment 2802
North Miami Beach, Florida 32180

Uzi Zucker                                                                     62,400/(21)/       *
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179

All directors and executive                                               234,661,927/(22)/    39.8%
officers as a group (22 persons)

--------
*   Less than one percent.
(1) The address of each natural person named, unless otherwise noted, is 3655 N.W. 87 Avenue, Miami, Florida 33178-2428. The address of all other entities, unless otherwise noted, is 1201 North Market Street, Wilmington, Delaware 19899.

(2) Micky Arison, Shari Arison and the other Arison family entities named that own shares of common stock have filed a joint statement on Schedule 13D with respect to the shares of common stock held by such persons. TAMMS Investment Company Limited Partnership ("TAMMS") owns 3,653,168 shares of common stock. TAMMS' general partner is TAMMS Management Corporation ("TAMMS Corp."), which is wholly-owned by MBA I, L.L.C. ("MBA I") and Marilyn B. Arison. TAMMS' limited partners are various trusts established for the benefit of certain members of Micky Arison's family, including Shari Arison and Marilyn Arison (the "Family Trusts"). By virtue of the limited partnership agreement of TAMMS, TAMMS Corp. may also be deemed to beneficially own such 3,653,168 shares of common stock. By virtue of its interests in TAMMS, JMD Delaware, Inc., as trustee of certain of the Family Trusts, may be deemed to beneficially own the portion of the 3,653,168 shares of common stock held by TAMMS which corresponds to its partnership interest in TAMMS. Such amounts are included in the number of shares set forth next to its name in the table above. Because of his position as President of TAMMS Corp., Micky Arison may be deemed to beneficially own the 3,653,168 shares of common stock owned by TAMMS; however, Micky Arison disclaims beneficial ownership of all such shares which are beneficially owned by TAMMS. Accordingly, Micky Arison has not reported beneficial ownership of any of the shares owned by TAMMS.
(3) Includes (i) 408,000 shares of common stock issuable to Micky Arison upon his exercise of stock options granted to him in May 1995, January 1998, 1999, 2000 and 2001, and October 2001, (ii) 6,102,187 shares of common stock held by the MA 1997 Holdings, L.P., (iii) 106,114,284 shares of common stock held by the MA 1994 B Shares, L.P., (iv) 93,847,639 shares of common stock held by the Ted Arison 1992 Irrevocable Trust for Lin No. 2, Ted Arison 1994 Irrevocable Trust For Shari No. 1 and the Michael Arison 1999 Irrevocable Delaware Trust by virtue of the authority granted to Micky Arison under the last will of Ted Arison, and (v) 17,538,393 shares of common stock held by The 1997 Irrevocable Trust for Micky Arison, all of which may be deemed to be beneficially owned by Micky Arison.
(4) Under the terms governing the Shari Arison Irrevocable Guernsey Trust, Shari Arison has the sole right to vote and direct the sale of the 4,000,000 shares of common stock held directly by such trust and the 1,102,708 shares of common stock held by TAMMS which corresponds to such trust's respective ownership interest in TAMMS. Includes 2,250,000 shares owned by The Ted Arison Family Foundation U.S.A, Inc. (the "Foundation"). Because Shari Arison is Chairman and President of the Foundation, she may be deemed to beneficially own the common stock held by the Foundation. Also includes 1,200 shares of common stock owned by Shari Arison's children. Shari Arison disclaims beneficial ownership of the shares owned by the Foundation and her children.
(5) MA 1994 B Shares, L.P. ("MA 1994, L.P.") owns 106,114,284 shares of common stock. The general partner of MA 1994, L.P. is MA 1994 B Shares, Inc. ("MA 1994, Inc."), which is wholly-owned by the Micky Arison 1994 "B" Trust, a trust established for the benefit of Micky Arison and his heirs (the "B Trust"). The sole limited partner of MA 1994, L.P. is the B Trust. Under the terms of the instrument governing the B Trust, Micky Arison has the sole right to vote and direct the sale of the common stock indirectly held by the B Trust. By virtue of the limited partnership agreement of MA 1994, L.P., MA 1994, Inc. may be deemed to beneficially own all such 106,114,284 shares of common stock. By virtue of Micky Arison's interest in the B Trust and the B Trust's interest in MA 1994, L.P., Micky Arison may be deemed to beneficially own all such 106,114,284 shares of common stock. The trustee of the B Trust is JMD Delaware, Inc., a corporation wholly-owned by James
    M. Dubin.
(6) MA 1997 Holdings, L.P. ("MA 1997, L.P.") owns 6,102,187 shares of common stock. The general partner of MA 1997, L.P. is MA 1997 Holdings, Inc. ("MA 1997, Inc."), which is wholly-owned by the Micky Arison 1997 Holdings Trust, a trust established for the benefit of Micky Arison and his heirs (the "MA 1997 Trust"). The sole limited partner of MA 1997, L.P. is the MA 1997 Trust. By virtue of the limited partnership agreement of MA 1997, L.P., MA 1997, Inc. may be deemed to beneficially own all of such 6,102,187 shares of common stock. By virtue of the MA 1997 Trust's interest in MA 1997, L.P., the MA 1997 Trust may be deemed to beneficially own all such 6,102,187 shares of common stock. Under the terms of the instrument governing the MA 1997 Trust, Micky Arison has the sole right to vote the common stock indirectly held by the MA 1997 Trust. The trustee of the MA 1997 Trust is JMD Delaware, Inc., a corporation wholly-owned by James M. Dubin.
(7) JMD Protector, Inc., a Delaware corporation, is the protector of the Ted Arison 1994 Irrevocable Trust for Shari No. 1 and the Ted Arison 1992 Irrevocable Trust for Lin No. 2 and has certain voting and dispositive rights with respect to the common stock held by such trusts.
(8) MBA I owns 400,000 shares of common stock and a limited partnership interest in TAMMS (See Note 2 above). MBA I may be deemed to own 1,032,440 shares of common stock held by TAMMS which corresponds to its respective partnership interest in TAMMS and TAMMS Corp. The Marilyn B. Arison Irrevocable Delaware Trust (the "Irrevocable Trust") owns a controlling interest in MBA I; therefore, the Irrevocable Trust may be deemed to beneficially own all such 1,432,440 shares of common stock.
(9) Includes 278,400 shares of common stock issuable to Mr. Dickinson upon exercise of stock options granted to him in August 1997, 1998, 1999, 2000 and 2001 and January and October 2001. Also includes 244,551 shares of common stock owned by Dickinson Enterprises Limited Partnership (the "Dickinson Partnership"). The general partner of the Dickinson Partnership is Dickinson Enterprises, Inc., which is wholly owned by a revocable trust established for the benefit of Mr. Dickinson and his heirs (the "Dickinson Trust"). Under the terms of the instrument governing the Dickinson Trust, Mr. Dickinson has the sole right to vote and direct the sale of the common stock indirectly held by the Dickinson Trust.
(10)Includes 30,000 shares of common stock issuable to Mr. Foschi upon his exercise of stock options granted to him in January and October 2001.
(11)Includes (i) 740,000 shares of common stock issuable to Mr. Frank upon his exercise of stock options granted to him in May 1995, January 1998, 1999, 2000 and 2001 and October 2001, (ii) 9,600 shares of common stock owned by Mr. Frank's wife as to which he disclaims beneficial ownership, and (iii) 4,002 shares of common stock owned by the Jackson S. Woolworth Irrevocable Trust and the Cassidy B. Woolworth Trust (Mr. Frank is trustee), as to which Mr. Frank disclaims beneficial ownership.

(12)Includes 8,000 shares of common stock held by the Helen K. Lanterman Trust (Mr. Lanterman is trustee).
(13)Includes 8,500 shares of common stock owned by Trust Under Will of Norman Salit (Mr. Birnbach is trustee), and 1,000 shares of common stock owned by Fullcut Manufacturers, Inc. Employee Pension Fund (Mr. Birnbach is the trustee of such fund), as to which he disclaims beneficial ownership. Also includes 2,400 shares of common stock issuable to Mr. Birnbach upon his exercise of stock options granted to him in April and October 2001.
(14)Includes 22,400 shares of common stock issuable to Ambassador Capen upon his exercise of stock options granted to him in April 1999 and April and October 2001. Also includes 17,000 shares owned by the Capen Trust, of which Mr. Capen is co-trustee. Also includes 802 shares of common stock owned by Ambassador Capen's wife as to which he disclaims beneficial ownership.
(15)Includes 2,400 shares of common stock issuable to Mr. Donald upon his exercise of stock options granted to him in April and October 2001. Also includes 1,800 shares owned by The Arnold and Hazel Donald Charitable Trust (Mr. Donald is trustee).
(16)By virtue of being the sole shareholder of JMD Delaware, Inc. and JMD Protector, Inc., Mr. Dubin may be deemed to own the aggregate of 142,110,562 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership.
(17)Includes 22,400 shares of common stock issuable to Dr. Maidique upon his exercise of stock options granted to him in April 1999 and 2001 and October 2001.
(18)Includes 2,400 shares of common stock issuable to Mr. Subotnick upon his exercise of stock options granted to him in April and October 2001.
(19)Includes 2,400 shares of common stock issuable to Mr. Weiser upon his exercise of stock options granted to him in April and October 2001. Also includes 4,000 shares of common stock owned by Mr. Weiser's wife as to which he disclaims beneficial ownership.
(20)Includes 98,400 shares of common stock issuable to Mr. Zonis upon his exercise of stock options granted to him in January 1998, 1999 and 2000 and April and October 2001.
(21)Includes 2,400 shares of common stock issuable to Mr. Zucker upon his exercise of stock options granted to him in April and October 2001.
(22)Includes an aggregate of 2,024,694 shares of common stock issuable to directors and executive officers upon their exercise of previously granted stock options.

Options

       Owner         Options    Options    Options    Options     Expiry    Option
                     granted  outstanding  vested   exercisable    date     price
                                                                              $
Arison Micky        2,000,000         0   2,000,000         0   30/05/2005 11.250000

Arison Micky          120,000   120,000     120,000   120,000   12/01/2008 26.406250

Arison Micky          120,000   120,000      96,000    96,000   11/01/2009 45.375000

Arison Micky          120,000   120,000      72,000    72,000   26/01/2010 43.562500

Arison Micky          240,000   240,000      96,000    96,000   08/01/2011 29.812500

Arison Micky          120,000   120,000      24,000    24,000   08/10/2011 22.570000

Arison Micky          120,000   120,000           0         0   02/12/2012 27.875000

Total M Arison      2,840,000   840,000   2,408,000   408,000

Birnbach Maks          20,000         0      20,000         0   13/07/2010 20.375000

Birnbach Maks           6,000     6,000       1,200     1,200   17/04/2011 25.915000

Birnbach Maks           6,000     6,000       1,200     1,200    8/10/2011 22.570000

Birnbach Maks           6,000     6,000           0         0    2/12/2012 27.875000

Total M. Birnbach      38,000    18,000      22,400     2,400

Capen Richard          20,000    20,000      20,000    20,000   19/04/2009 46.875000

Capen Richard           6,000     6,000       1,200     1,200   17/04/2011 25.915000

Capen Richard           6,000     6,000       1,200     1,200   08/10/2011 22.570000

Capen Richard           6,000     6,000           0         0   02/12/2012 27.875000

Total R. Capen         38,000    38,000      22,400    22,400

Dickinson Robert H.    80,000    80,000      80,000    80,000   01/08/2007 21.187500

Dickinson Robert H.    80,000    80,000      64,000    64,000   01/08/2008 37.937500

Dickinson Robert H.    64,000    64,000      38,400    38,400   01/08/2009 45.875000

Dickinson Robert H.    80,000    80,000      32,000    32,000   01/08/2010 18.906250

Dickinson Robert H.    80,000    80,000      32,000    32,000   08/01/2011 29.812500

Dickinson Robert H.    80,000    80,000      16,000    16,000   01/08/2011 33.035000

Dickinson Robert H.    80,000    80,000      16,000    16,000   08/10/2011 22.570000

Total R. Dickinson    544,000   544,000     278,400   278,400

Donald Arnold W.        6,000     6,000       1,200     1,200   17/04/2011 25.915000

Donald Arnold W.        6,000     6,000       1,200     1,200   08/10/2011 22.570000

Donald Arnold W.        6,000     6,000           0         0   02/12/2012 27.875000

Total A. Donald        18,000    18,000       2,400     2,400

Frank Howard S.       800,000   400,000     800,000   400,000   30/05/2005 11.250000

Frank Howard S.       100,000   100,000      80,000    80,000   12/01/2008 26.406250

Frank Howard S.       100,000   100,000      80,000    80,000   11/01/2009 45.375000

Frank Howard S.       100,000   100,000      60,000    60,000   26/01/2010 43.562500

Frank Howard S.       200,000   200,000      80,000    80,000   08/01/2011 29.812500

Frank Howard S.       100,000   100,000      20,000    80,000   08/10/2011 22.570000

Frank Howard S.       100,000   100,000           0         0   02/12/2012 27.875000

       Owner         Options    Options    Options    Options     Expiry    Option
                     granted  outstanding  vested   exercisable    date     price
                                                                              $

Total H. Frank      1,500,000  1,100,000  1,140,000   740,000

Maidique Modesto A.    20,000     20,000     20,000    20,000   19/04/2009 46.875000

Maidique Modesto A.     6,000      6,000      1,200     1,200   17/04/2011 25.915000

Maidique Modesto A.     6,000      6,000      1,200     1,200   08/10/2011 22.570000

Maidique Modesto A.     6,000      6,000          0         0   02/12/2012 27.875000

Total M. Maidique      38,000     38,000     22,400    22,400

Subotnick Stuart        6,000      6,000      1,200     1,200   17/04/2011 25.915000

Subotnick Stuart        6,000      6,000      1,200     1,200   08/10/2011 22.570000

Subotnick Stuart        6,000      6,000          0         0   02/12/2012 27.875000

Total S. Subotnick     18,000     18,000      2,400     2,400

Weiser Sherwood         6,000      6,000      1,200     1,200   17/04/2011 25.915000

Weiser Sherwood         6,000      6,000      1,200     1,200   08/10/2011 22.570000

Weiser Sherwood         6,000      6,000          0         0   02/12/2012 22.875000

Total S. Weiser        18,000     18,000      2,400     2,400

Zonis Meshulam         40,000     40,000     40,000    40,000   12/01/2008 26.406250

Zonis Meshulam         40,000     40,000     32,000    32,000   11/01/2009 45.375000

Zonis Meshulam         40,000     40,000     24,000    24,000   26/01/2010 43.562500

Zonis Meshulam          6,000      6,000      1,200     1,200   17/04/2011 25.915000

Zonis Meshulam          6,000      6,000      1,200     1,200   08/10/2011 22.570000

Zonis Meshulam          6,000      6,000          0         0   02/12/2012 27.875000

Total M. Zonis        138,000    138,000     98,400    98,400

Zucker Uzi              6,000      6,000      1,200     1,200   17/04/2011 25.915000

Zucker Uzi              6,000      6,000      1,200     1,200   08/10/2011 22.570000

Zucker Uzi              6,000      6,000          0         0   02/12/2012 27.875000

Total U. Zucker        18,000     18,000      2,400     2,400

(ii)The following dealings for value in relevant securities of Carnival by the directors of Carnival, their immediate families and related trusts have taken place during the Carnival disclosure period:

                                                              Number of    Price per
Date       Party                    Transaction            Carnival shares share ($)
21/12/2000 MA 1994 B shares LP      Gift                      2,000,000
29/12/2000 Dickinson Robert H.      Employee stock             768.1593     19.5270
                                    purchase plan ("ESPP")
08/01/2001 Arison Micky             Grant under the 1993         60,000         N/A
                                    Restricted Stock Plan
09/01/2001 Arison Micky             Transfer (gift)              60,000         N/A
09/01/2001 MA 1997 Holdings, LP     Acquisition (gift)           60,000         N/A
24/05/2001 Arison Micky             Purchase                  2,000,000       11.25
24/05/2001 Arison Micky             Sale                        760,521     29.5850
17/09/2001 Birnback Maks as         Purchase                        500       19.50
           trustee for the estate
           under the will of Norman
           Salit
25/01/2001 Dickinson Enterprises    Gift                         11,650         N/A
           Limited Partnership
           ("DELP")
16/02/2001 DELP                     Sale                         10,000     32.2500
16/02/2001 DELP                     Sale                         11,600     32.3500
16/02/2001 DELP                     Sale                          8,400     32.4000
03/04/2001 DELP                     Receipt of gift                 997         N/A
01/08/2001 DELP                     Grant under the 1993         40,000         N/A
                                    Stock Plan
24/01/2001 DELP                     Sale                          8,875
15/03/2001 Dickinson Robert H.      ESPP/(1)/                    6.6725     27.7870
03/04/2001 Dickinson Robert H.      Sale                       997.0000
14/06/2001 Dickinson Robert H.      ESPP/(1)/                    3.0792     26.4450
14/09/2001 Dickinson Robert H.      ESPP/(1)/                    4.5616     17.9210
17/12/2001 Dickinson Robert H.      ESPP/(1)/                    3.0844     26.6600
28/12/2001 Dickinson Robert H.      ESPP                       623.9601     24.0400
07/05/2001 Donald Arnold W.         Purchase                      1,800       27.81
08/01/2001 Frank Howard             Grant under the 1993         50,000         N/A
                                    Stock Plan
15/01/2001 Frank Howard S.          Gift                            100         N/A
15/03/2001 Frank Howard S.          ESPP(/1)/                   11.9353      27.787
14/06/2001 Frank Howard S.          ESPP/(1)/                   12.5884      26.445
29/06/2001 Frank Howard S.          ESPP                       603.8939     24.8388
14/09/2001 Frank Howard S.          ESPP/(1)/                   22.1874     17.9210
17/12/2001 Frank Howard S.          ESPP/(1)/                   15.0023      26.660
15/03/2001 Lanterman A. Kirk        ESPP/(1)/                    8.3124      27.787
14/06/2001 Lanterman A. Kirk        ESPP/(1)/                    8.7673      26.445
14/09/2001 Lanterman A. Kirk        ESPP/(1)/                   12.9884      17.921
17/12/2001 Lanterman A. Kirk        ESPP/(1)/                    8.7824      26.660
16/04/2001 Maidique Modesto A.      Sale                          1,000       27.60
15/03/2001 Zonis Meshulam           ESPP/(1)/                    6.8952     27.7870
14/06/2001 Zonis Meshulam           ESPP/(1)/                    7.2728     26.4450
14/09/2001 Zonis Meshulam           ESPP/(1)/                   20.7743     17.9210
17/12/2001 Zonis Meshulam           ESPP/(1)/                    7.2851     26.6600
14/01/2002 Arison Micky             Grant under the 1993         60,000         N/A
                                    Restricted Stock Plan
14/01/2002 Arison Micky             Transferred to MA            60,000         N/A
                                    1997 Holdings, L.P.
14/01/2002 MA 1997 Holdings,L.P     Grant under the 1993         60,000         N/A
                                    Restricted Stock Plan

                                                         Number of    Price per
 Date       Party               Transaction           Carnival shares share ($)
 14/01/2002 Frank Howard        Grant under the 1993       50,000         N/A
                                Restricted Stock Plan
 08/03/2002 DELP                Transfer (gift)            14.540         N/A
 11/03/2002 DELP                Transfer (gift)            10,500         N/A
 15/03/2002 Frank Howard        ESPP/(1)/                 12.5006      32.121
 15/03/2002 Dickinson Robert    ESPP/(1)/                  4.6097      32.121
 15/03/2002 Zonis Meshulam      ESPP/(1)/                  6.0704      32.121
 24/04/2002 DELP                Sale                       49,895       32.82
 24/04/2002 Birnbach Maks       Sale                       14,200       32.30
 24/04/2002 Birnbach Maks       Sale                        5,800       32.25
 23/05/2002 Frank Howard        Transfer (gift)               700         N/A
 23/05/2002 Frank Howard        Transfer (gift)             2,000         N/A
 14/06/2002 Frank Howard        ESPP/(1)/                 13.8341      29.120
 14/06/2002 Dickinson Robert    ESPP/(1)/                  5.1013      29.120
 14/06/2002 Zonis Meshulam      ESPP/(1)/                  6.7177      29.120
 28/06/2002 Frank Howard        ESPP                     637.2133       23.54
 28/06/2002 Continued Trust for Acquired from              24,973         N/A
            Micky Arison        Exchange Fund
 01/08/2002 Dickinson Robert    Grant under the 1993       40,000         N/A
                                Restricted Stock Plan
 01/08/2002 Dickinson Robert    Transferred to DELP        40,000         N/A
 01/08/2002 DELP                Grant under the 1993       40,000         N/A
                                Restricted Stock Plan
 16/09/2002 Ames Richard        ESPP/(1)/                  5.7213       25.15
 16/09/2002 Frank Howard        ESPP/(1)/                  18.736       25.15
 16/09/2002 Dickinson Robert    ESPP/(1)/                   5.928       25.15
 16/09/2002 Zonis Meshulam      ESPP/(1)/                  7.8064       25.15
 17/12/2002 Frank Howard        ESPP/(1)/                 18.2339      25.950
 17/12/2002 Dickinson Robert    ESPP/(1)/                  5.7692      25.950
 17/12/2002 Zonis Meshulam      ESPP/(1)/                  7.5973      25.950
 17/12/2002 Lanterman A.Kirk    ESPP/(1)/                 11.7476      25.950

--------
(1)Acquired pursuant to a dividend investment feature of the ESPP.

(iii)At the close of business on 10 March 2003 (being the latest practicable date prior to the publication of this document), persons presumed to be acting in concert with Carnival, owned or controlled the following relevant securities of Carnival:

                             Name                           Number of
                                                         Carnival shares
       Merrill Lynch Pierce, Fenner & Smith Incorporated      (8,532)
       Merrill Lynch International                            19,803
       UBS Limited                                          (433,974)
       UBS Warburg LLC                                       105,660
       UBS PaineWebber Inc.                                   95,748

(iv)The following dealings for value in relevant securities of Carnival by persons presumed to be acting in concert with Carnival have taken place during the Carnival disclosure period:

Merrill Lynch Pierce, Fenner & Smith Incorporated

                                     Aggregate Highest   Lowest  Aggregate   Highest       Lowest
                                       Buys     Price    Price     Sells      Price        Price
Period                               (Volume)  Paid ($) Paid ($) (Volume)  Received ($) Received ($)
16 December 2000 to 15 March 2001      623,206  34.34    24.06     856,717    34.56        24.15
16 March 2001 to 15 June 2001        2,005,341  29.85    24.53   1,757,911    29.52        24.33
16 June 2001 to 15 September 2001      483,311  33.50    26.29     708,708    33.70        26.31
16 September 2001 to 15 October 2001   714,921  23.70    17.50     599,341    23.89        18.00
16 October 2001 to 15 November 2001    576,031  25.41    19.85     701,699    25.25        19.81
16 November 2001 to 15 December 2001    95,581  27.19    25.55     341,848    27.77        25.07
16 December 2001 to 10 March 2003       41,263  32.15    26.91     148,443    32.11        25.70

Merrill Lynch International

                                     Aggregate Highest   Lowest  Aggregate   Highest       Lowest
                                       Buys     Price    Price     Sells      Price        Price
Period                               (Volume)  Paid ($) Paid ($) (Volume)  Received ($) Received ($)
16 December 2000 to 15 March 2001     501,500   32.65    30.81    500,000     31.63        31.63
16 March 2001 to 15 June 2001              --      --       --    235,866     29.11        25.90
16 June 2001 to 15 September 2001     200,000   28.10    28.10         --        --           --
16 September 2001 to 15 October 2001       --      --       --      8,000     22.20        22.20
16 October 2001 to 15 November 2001        --      --       --      1,934     23.94        23.94
16 November 2001 to 15 December 2001       --      --       --         --        --           --
16 December 2001 to 10 March 2003     133,453   31.00    26.00    133,949     32.37        28.00


UBS Limited

                                     Aggregate Highest   Lowest  Aggregate   Highest       Lowest
                                       Buys     Price    Price     Sells      Price        Price
Period                               (Volume)  Paid ($) Paid ($) (Volume)  Received ($) Received ($)
16 December 2000 to 15 March 2001    5,350,475  34.40    25.94   5,365,580    34.40        26.50
16 March 2001 to 15 June 2001        2,171,560  29.60    24.33   2,017,942    29.60        24.33
16 June 2001 to 15 September 2001    1,776,961  32.30    27.00   1,757,176    32.30        27.00
16 September 2001 to 15 October 2001 1,734,632  23.20    12.70   1,728,532    23.30        12.70
16 October 2001 to 15 November 2001    646,052  21.85    20.43   1,654,397    22.65        20.43
16 November 2001 to 15 December 2001   100,948  26.58    25.14     105,748    26.58        22.65
16 December 2001 to 10 March 2003    8,108,029  37.50    14.79   8,278,885    37.50        14.79

UBS Warburg LLC

                                     Aggregate Highest   Lowest  Aggregate   Highest       Lowest
                                       Buys     Price    Price     Sells      Price        Price
Period                               (Volume)  Paid ($) Paid ($) (Volume)  Received ($) Received ($)
16 December 2000 to 15 March 2001       52,843  33.09    27.14      33,730    31.19        28.27
16 March 2001 to 15 June 2001          580,875  29.58    25.44     555,813    29.63        25.19
16 June 2001 to 15 September 2001    1,421,343  33.40    26.43   1,408,772    33.43        26.44
16 September 2001 to 15 October 2001   696,917  23.44    17.76     706,441    23.44        17.79
16 October 2001 to 15 November 2001    838,423  25.35    19.95     850,994    25.33        20.04
16 November 2001 to 15 December 2001   678,935  27.54    25.12     678,079    27.51        25.06
16 December 2001 to 10 March 2003    3,480,938  32.69    21.24   3,620,906    33.63        21.20

UBS PaineWebber Inc.

                                     Aggregate Highest   Lowest  Aggregate   Highest       Lowest
                                       Buys     Price    Price     Sells      Price        Price
Period                               (Volume)  Paid ($) Paid ($) (Volume)  Received ($) Received ($)
16 December 2000 to 15 March 2001     36,689    34.63    24.06    190,910     34.47        24.00
16 March 2001 to 15 June 2001         14,633    29.78    25.28     46,667     29.73        23.60
16 June 2001 to 15 September 2001      3,544    33.51    26.21     41,791     33.60        26.28
16 September 2001 to 15 October 2001   1,150    22.77    20.06     12,717     23.35        17.00
16 October 2001 to 15 November 2001    3,890    25.43    19.90      5,273     25.11        19.82
16 November 2001 to 15 December 2001   3,136    27.69    25.41      6,874     27.19        25.08
16 December 2001 to 10 March 2003      4,028    33.27    26.38     78,549     33.24        21.30

(v)As at the close of business on 10 March 2003 (being the latest practicable date prior to the publication of this document), the following persons owned or controlled the following relevant securities of Carnival:

                                                              Number of
               Name                                        Carnival shares
      P&O Princess advisers' holdings
      CSFB LLC, New York/(1)/                                   405,215
      CSFB International/(1)/                                    18,325
      Citicorp Funding/(2)/                                      -7,200
      Smith Barney Inc Proprietary/(2)/                          15,587
      Smith Barney Inc Proprietary/(2)/                          -1,280
      Smith Barney Inc Managed/(2)/                             230,685
      Salomon Smith Barney Citi Asset Management/(2)/           265,511
      Smith Barney Inc Asset Management/(2)/                  4,369,531
      Smith Barney Inc Asset Management/(2)/                       -160
      Salomon Smith Barney Citi Asset Management/(2)/             6,370
      Smith Barney Inc CMD/(2)/                                  36,012
      Salomon Smith Barney Citi Fund LLC/(2)/                 2,945,785
      Salomon Smith Barney Citi Fund LLC/(2)/                   -58,784
      Tribeca Management/(2)/                                  -179,700
      Travellers Bank and Trust/(2)/                             90,500
      Smith Barney Inc UIT Bony/(2)/                             91,687
      Travellers Investment Management/(2)/                     132,309
      SB Asset Management/(2)/                                      168
      Salomon Brothers International Limited/(2)/                40,000
      Salomon Brothers Asset Management Ltd/(2)/                 28,482
      Citibank NA Including Citigroup Asset Management
        London/(2)/                                              10,584
      Citibank International Plc Including Citigroup Asset
        Management London/(2)/                                  421,206
      Other Overseas Investment Corporations/(2)/               337,201
      Citibank Switzerland/(2)/                                  13,106
      Citibank Chanel Islands/(2)/                                2,214

--------
/(1)/CSFB LLC, New York and CSFB International are controlled by or under the same control as Credit Suisse First Boston.

/(2)/The holdings recorded under Citicorp Funding, Smith Barney Inc
    Proprietary, Smith Barney Inc Managed, Salomon Smith Barney Citi Asset Management, Smith Barney Inc Asset Management, Smith Barney Inc CMD, Salomon Smith Barney Citi Fund LLC, Tribeca Management, Travellers Bank and Trust, Smith Barney Inc UIT Bony, Travellers Investment Management, SB Asset Management, Salomon Brothers International Limited, Salomon Brothers Asset Management Ltd, Citibank NA Including Citigroup Asset Management London, Citibank International Plc Including Citigroup Asset Management London, Citibank Switzerland, Citibank Chanel Islands and Other Overseas Investment Corporations are held by Citigroup or an entity controlled by or under the same control as Citigroup.

(vi)The following persons have dealt for value in relevant securities of Carnival during the P&O Princess disclosure period:

                                      Aggregate  Highest Lowest Aggregate   Highest     Lowest
                                        Buys      Price  Price    Sales      Price      Price
                Name                  (Volume)   Paid $  Paid $ (Volume)   Received $ Received $
P&O Princess' advisers' dealings/(1)/
CSFB (Europe) Limited/(2)/             6,675,008  33.97  21.38   5,966,093   33.98      16.20
CSFB New York/(2)/                    29,320,620  34.62  17.43  31,837,620   34.61      17.43
CSFB LLC, New York/(2)/                4,347,132  25.44  21.15   4,434,249   25.44      21.15
CSFB International/(2)/                 1,261131  34.45  20.00   1,197,964   33.00      27.13
Salomon Smith Barney Inc./(3)/        15,534,909  34.58  21.19  15,382,032   34.58      21.17

--------
(1)A full list of all dealings during this period is available for inspection as set out in paragraph 16 of this Section.

(2)CSFB (Europe) Limited, CSFB, New York, CSFB LLC and CSFB International are controlled by or under the same control as Credit Suisse First Boston.

(3)The dealings recorded under Salomon Smith Barney Inc. were effected by Salomon Smith Barney Inc. or an entity controlled by or under the same control as Salomon Smith Barney Inc.

(vii)The aggregated dealings set out in paragragh 4(c)(vi) above include the following significant dealings:

 Name              Date       Nature of Transaction Number of shares Price ($)
 CSFB (Europe) Ltd 28/10/2002        Bought            1,652,200       27.05
 CSFB (Europe) Ltd 26/03/2002        Sold                507,100       33.00
 CSFB (Europe) Ltd 28/10/2002        Sold                413,050       27.12
 CSFB (Europe) Ltd 11/06/2002        Bought              400,000       31.00
 CSFB (Europe) Ltd 09/01/2003        Sold                255,150       25.11
 CSFB (Europe) Ltd 30/10/2002        Bought              250,000       26.69
 CSFB (Europe) Ltd 28/10/2002        Sold                240,320       27.00
 CSFB (Europe) Ltd 30/10/2002        Sold                230,000       26.70
 CSFB (Europe) Ltd 03/01/2003        Sold                212,900       25.63
 CSFB (Europe) Ltd 15/11/2002        Bought              210,400       28.99
 CSFB (Europe) Ltd 01/11/2002        Sold                209,624       16.75
 CSFB (Europe) Ltd 09/01/2003        Bought              202,000       25.10
 CSFB (Europe) Ltd 07/01/2003        Bought              183,219       26.05
 CSFB (Europe) Ltd 27/01/2003        Sold                167,675       24.50
 CSFB (Europe) Ltd 28/01/2003        Bought              167,675       24.20
 CSFB (Europe) Ltd 28/10/2002        Sold                150,200       26.98
 CSFB (Europe) Ltd 19/06/2002        Bought              142,143       29.06
 CSFB (Europe) Ltd 04/12/2002        Bought              141,550       26.90
 CSFB (Europe) Ltd 19/06/2002        Bought              139,085       29.50
 CSFB (Europe) Ltd 19/06/2002        Sold                139,085       29.00
 CSFB (Europe) Ltd 13/01/2003        Bought              130,000       24.95
 CSFB (Europe) Ltd 06/11/2002        Bought              128,400       29.06
 CSFB (Europe) Ltd 24/06/2002        Bought              128,170       30.00
 CSFB (Europe) Ltd 28/10/2002        Sold                120,160       26.95
 CSFB (Europe) Ltd 01/11/2002        Bought              120,160       26.25
 CSFB (Europe) Ltd 06/11/2002        Bought              120,150       28.80
 CSFB (Europe) Ltd 21/02/2003        Bought              120,000       23.63
 CSFB (Europe) Ltd 01/07/2002        Sold                110,000       27.68
 CSFB (Europe) Ltd 01/11/2002        Bought              104,812       26.16
 CSFB (Europe) Ltd 01/11/2002        Sold                104,812       26.16
 CSFB (Europe) Ltd 28/10/2002        Bought               97,630       27.30
 CSFB (Europe) Ltd 04/11/2002        Sold                 94,112       28.00
 CSFB (Europe) Ltd 01/11/2002        Sold                 94,112       27.00
 CSFB (Europe) Ltd 12/11/2002        Sold                 90,000       29.00
 CSFB (Europe) Ltd 31/01/2003        Bought               90,000       23.58
 CSFB (Europe) Ltd 12/03/2002        Sold                 80,000       31.08
 CSFB (Europe) Ltd 08/03/2002        Sold                 80,000       30.90
 CSFB (Europe) Ltd 20/11/2002        Bought               75,150       27.16
 CSFB (Europe) Ltd 08/01/2003        Sold                 75,100       25.29
 CSFB (Europe) Ltd 05/11/2002        Bought               75,000       28.64
 CSFB (Europe) Ltd 26/06/2002        Sold                 70,661       27.86
 CSFB (Europe) Ltd 02/12/2002        Sold                 70,300       28.05
 CSFB (Europe) Ltd 05/06/2002        Sold                 68,575       29.40
 CSFB (Europe) Ltd 05/02/2003        Bought               67,560       23.42
 CSFB (Europe) Ltd 13/02/2003        Sold                 62,200       22.85
 CSFB (Europe) Ltd 14/01/2003        Bought               60,702       24.90
 CSFB (Europe) Ltd 28/10/2002        Sold                 60,080       27.25
 CSFB (Europe) Ltd 28/10/2002        Sold                 60,080       27.16
 CSFB (Europe) Ltd 06/11/2002        Sold                 60,080       18.45
 CSFB (Europe) Ltd 16/12/2002        Bought               60,070       26.08
 CSFB (Europe) Ltd 16/12/2002        Sold                 60,060       26.00
 CSFB (Europe) Ltd 26/04/2002        Sold                 60,000       32.45
 CSFB (Europe) Ltd 28/11/2002        Bought               57,839       27.33
 CSFB (Europe) Ltd 30/10/2002        Bought               57,833       26.74
 CSFB (Europe) Ltd 10/01/2003        Sold                 57,500       24.91
 CSFB (Europe) Ltd 25/03/2002        Sold                 57,000       32.97
 CSFB (Europe) Ltd 08/04/2002        Bought               56,300       32.00
 CSFB (Europe) Ltd 05/11/2002        Bought               55,748       28.47

Name                Date       Nature of Transaction Number of shares Price ($)
CSFB (Europe) Ltd   01/05/2002        Sold                 55,298       33.98
CSFB (Europe) Ltd   01/05/2002        Bought               55,298       33.97
CSFB (Europe) Ltd   08/11/2002        Sold                 54,758       30.00
CSFB (Europe) Ltd   10/10/2002        Bought               54,072       23.06
CSFB (Europe) Ltd   10/10/2002        Sold                 54,072       23.04
CSFB (Europe) Ltd   02/01/2002        Bought               52,753       27.44
CSFB (Europe) Ltd   02/01/2002        Sold                 52,753       27.40
CSFB (Europe) Ltd   13/08/2002        Sold                 50,000       24.89
CSFB (Europe) Ltd   14/08/2002        Sold                 50,000       24.55
CSFB Corp, New York 16/01/2002        Sold              1,237,100       26.07
CSFB Corp, New York 25/10/2002        Bought            1,135,512       26.40
CSFB Corp, New York 25/10/2002        Sold              1,135,512       26.40
CSFB Corp, New York 28/02/2002        Sold                676,700       27.52
CSFB Corp, New York 15/01/2002        Bought              500,000       25.76
CSFB Corp, New York 16/01/2002        Sold                487,200       26.10
CSFB Corp, New York 22/10/2002        Sold                451,400       25.37
CSFB Corp, New York 22/10/2002        Bought              450,800       25.37
CSFB Corp, New York 28/10/2002        Bought              413,050       27.12
CSFB Corp, New York 28/10/2002        Sold                413,050       27.12
CSFB Corp, New York 07/03/2002        Sold                384,200       30.21
CSFB Corp, New York 22/01/2002        Bought              375,200       25.63
CSFB Corp, New York 19/03/2002        Bought              369,300       32.81
CSFB Corp, New York 20/06/2002        Sold                367,564       29.44
CSFB Corp, New York 20/06/2002        Bought              341,564       29.44
CSFB Corp, New York 15/07/2002        Bought              341,564       27.13
CSFB Corp, New York 15/07/2002        Sold                341,564       27.13
CSFB Corp, New York 12/04/2002        Bought              316,000       32.50
CSFB Corp, New York 12/04/2002        Sold                310,200       32.50
CSFB Corp, New York 09/07/2002        Bought              284,960       28.05
CSFB Corp, New York 08/01/2002        Bought              275,000       27.89
CSFB Corp, New York 08/01/2002        Sold                275,000       27.89
CSFB Corp, New York 07/10/2002        Bought              274,000       23.68
CSFB Corp, New York 22/03/2002        Bought              272,000       32.48
CSFB Corp, New York 18/12/2001        Sold                268,800       26.91
CSFB Corp, New York 07/10/2002        Bought              261,374       22.96
CSFB Corp, New York 07/10/2002        Sold                261,274       22.96
CSFB Corp, New York 21/03/2002        Bought              250,100       32.12
CSFB Corp, New York 28/02/2002        Sold                242,100       27.57
CSFB Corp, New York 01/03/2002        Sold                236,300       27.83
CSFB Corp, New York 30/10/2002        Sold                230,500       26.69
CSFB Corp, New York 28/10/2002        Bought              225,000       27.26
CSFB Corp, New York 15/11/2002        Sold                220,000       28.99
CSFB Corp, New York 11/09/2002        Bought              215,000       25.56
CSFB Corp, New York 13/05/2002        Sold                211,950       31.64
CSFB Corp, New York 10/07/2002        Bought              208,230       26.70
CSFB Corp, New York 11/07/2002        Bought              207,230       27.02
CSFB Corp, New York 23/01/2002        Sold                206,500       25.61
CSFB Corp, New York 15/07/2002        Sold                200,000       26.12
CSFB Corp, New York 17/06/2002        Sold                189,500       29.07
CSFB Corp, New York 18/01/2002        Bought              188,900       26.49
CSFB Corp, New York 24/09/2002        Bought              187,562       24.83
CSFB Corp, New York 28/10/2002        Sold                185,200       27.25
CSFB Corp, New York 16/01/2002        Sold                181,000       26.05
CSFB Corp, New York 19/04/2002        Bought              180,000       20.00
CSFB Corp, New York 19/04/2002        Sold                180,000       20.00
CSFB Corp, New York 14/01/2002        Sold                177,900       26.20
CSFB Corp, New York 19/12/2001        Sold                175,300       26.90
CSFB Corp, New York 23/01/2002        Sold                170,000       25.69

Name                Date       Nature of Transaction Number of shares Price ($)
CSFB Corp, New York 18/12/2001        Bought             169,900        26.91
CSFB Corp, New York 20/12/2001        Sold               169,800        27.61
CSFB Corp, New York 15/07/2002        Bought             166,700        25.67
CSFB Corp, New York 12/07/2002        Bought             165,982        27.13
CSFB Corp, New York 16/04/2002        Sold               151,189        32.54
CSFB Corp, New York 12/07/2002        Sold               150,402        27.13
CSFB Corp, New York 13/05/2002        Sold               150,000        31.79
CSFB Corp, New York 15/01/2002        Sold               150,000        25.75
CSFB Corp, New York 11/07/2002        Sold               149,390        27.02
CSFB Corp, New York 09/07/2002        Sold               147,480        27.88
CSFB Corp, New York 28/06/2002        Sold               144,900        27.91
CSFB Corp, New York 10/07/2002        Sold               143,580        26.70
CSFB Corp, New York 25/11/2002        Bought             143,400        28.41
CSFB Corp, New York 19/06/2002        Sold               140,285        29.50
CSFB Corp, New York 28/02/2002        Bought             139,500        27.58
CSFB Corp, New York 19/06/2002        Bought             139,185        29.50
CSFB Corp, New York 07/10/2002        Sold               135,000        23.68
CSFB Corp, New York 09/01/2002        Bought             130,200        26.96
CSFB Corp, New York 06/11/2002        Bought             128,500        29.05
CSFB Corp, New York 03/01/2003        Bought             125,000        25.99
CSFB Corp, New York 13/03/2002        Bought             120,200        30.67
CSFB Corp, New York 13/03/2002        Sold               120,100        30.67
CSFB Corp, New York 08/02/2002        Sold               107,600        26.06
CSFB Corp, New York 23/01/2002        Sold               107,550        25.68
CSFB Corp, New York 18/12/2001        Bought             105,900        26.90
CSFB Corp, New York 07/05/2002        Sold               105,000        32.36
CSFB Corp, New York 14/01/2002        Bought             105,000        26.17
CSFB Corp, New York 01/11/2002        Bought             104,812        26.16
CSFB Corp, New York 01/11/2002        Bought             104,812        26.16
CSFB Corp, New York 01/11/2002        Sold               104,812        26.16
CSFB Corp, New York 01/11/2002        Sold               104,812        26.16
CSFB Corp, New York 03/12/2002        Sold               104,800        26.74
CSFB Corp, New York 21/03/2002        Sold               104,000        32.00
CSFB Corp, New York 11/09/2002        Sold               103,100        25.50
CSFB Corp, New York 28/06/2002        Bought             102,113        27.90
CSFB Corp, New York 31/05/2002        Bought             100,900        30.75
CSFB Corp, New York 15/01/2002        Sold               100,100        26.00
CSFB Corp, New York 11/04/2002        Bought             100,000        32.47
CSFB Corp, New York 10/05/2002        Sold               100,000        31.12
CSFB Corp, New York 25/01/2002        Sold               100,000        27.27
CSFB Corp, New York 14/01/2002        Sold               100,000        26.15
CSFB Corp, New York 15/01/2002        Sold               100,000        25.85
CSFB Corp, New York 13/01/2003        Bought             100,000        25.00
CSFB Corp, New York 14/08/2002        Bought              99,700        24.29
CSFB Corp, New York 22/03/2002        Sold                97,000        32.41
CSFB Corp, New York 22/01/2002        Sold                96,300        25.60
CSFB Corp, New York 10/01/2003        Sold                93,100        24.91
CSFB Corp, New York 15/05/2002        Bought              92,740        32.62
CSFB Corp, New York 01/03/2002        Bought              92,400        27.83
CSFB Corp, New York 14/03/2002        Sold                91,600        30.91
CSFB Corp, New York 15/03/2002        Sold                90,000        32.70
CSFB Corp, New York 14/03/2002        Bought              90,000        30.91
CSFB Corp, New York 21/06/2002        Bought              86,274        28.20
CSFB Corp, New York 15/01/2002        Sold                86,000        25.50
CSFB Corp, New York 11/09/2002        Sold                85,930        25.60
CSFB Corp, New York 04/09/2002        Bought              85,000        23.40
CSFB Corp, New York 21/12/2001        Sold                82,181        27.64

Name                Date       Nature of Transaction Number of shares Price ($)
CSFB Corp, New York 20/12/2002        Sold                80,700        24.95
CSFB Corp, New York 08/08/2002        Sold                80,350        25.29
CSFB Corp, New York 07/03/2002        Bought              80,000        30.00
CSFB Corp, New York 17/12/2001        Bought              80,000        26.70
CSFB Corp, New York 11/11/2002        Bought              79,300        28.59
CSFB Corp, New York 21/12/2001        Bought              78,881        27.64
CSFB Corp, New York 10/01/2003        Sold                77,100        25.00
CSFB Corp, New York 10/09/2002        Sold                77,000        25.04
CSFB Corp, New York 02/01/2002        Sold                76,200        27.39
CSFB Corp, New York 20/12/2001        Bought              75,900        27.50
CSFB Corp, New York 08/10/2002        Bought              75,250        23.27
CSFB Corp, New York 17/10/2002        Sold                75,200        24.24
CSFB Corp, New York 28/06/2002        Bought              74,839        27.69
CSFB Corp, New York 15/11/2002        Bought              74,400        29.42
CSFB Corp, New York 15/01/2003        Sold                73,258        24.95
CSFB Corp, New York 28/06/2002        Sold                71,587        27.69
CSFB Corp, New York 01/05/2002        Bought              71,100        34.10
CSFB Corp, New York 13/11/2002        Sold                70,700        28.80
CSFB Corp, New York 14/01/2003        Sold                69,300        24.90
CSFB Corp, New York 23/12/2002        Sold                69,200        25.00
CSFB Corp, New York 18/01/2002        Bought              68,100        20.00
CSFB Corp, New York 18/01/2002        Sold                68,100        20.00
CSFB Corp, New York 07/03/2002        Bought              67,200        30.40
CSFB Corp, New York 07/03/2002        Bought              66,600        30.28
CSFB Corp, New York 04/03/2002        Bought              66,600        28.53
CSFB Corp, New York 20/12/2002        Bought              65,700        24.98
CSFB Corp, New York 19/04/2002        Bought              65,000        32.50
CSFB Corp, New York 19/04/2002        Sold                65,000        32.50
CSFB Corp, New York 07/03/2002        Sold                65,000        30.00
CSFB Corp, New York 20/12/2002        Sold                65,000        25.48
CSFB Corp, New York 22/03/2002        Sold                64,800        32.40
CSFB Corp, New York 17/06/2002        Bought              64,800        29.15
CSFB Corp, New York 10/01/2003        Bought              64,800        25.00
CSFB Corp, New York 18/12/2001        Bought              64,600        26.97
CSFB Corp, New York 18/01/2002        Sold                64,400        26.60
CSFB Corp, New York 14/01/2003        Sold                63,731        24.99
CSFB Corp, New York 15/03/2002        Bought              63,200        32.70
CSFB Corp, New York 05/09/2002        Bought              62,900        23.46
CSFB Corp, New York 18/12/2001        Bought              62,300        27.22
CSFB Corp, New York 17/06/2002        Bought              60,500        29.10
CSFB Corp, New York 08/11/2002        Sold                60,380        29.14
CSFB Corp, New York 14/11/2002        Sold                60,125        29.17
CSFB Corp, New York 28/10/2002        Sold                60,000        26.70
CSFB Corp, New York 29/10/2002        Sold                60,000        26.70
CSFB Corp, New York 22/01/2002        Sold                58,140        25.70
CSFB Corp, New York 14/01/2003        Bought              58,000        24.91
CSFB Corp, New York 19/04/2002        Sold                57,940        32.13
CSFB Corp, New York 21/06/2002        Bought              57,200        29.01
CSFB Corp, New York 25/03/2002        Bought              57,000        32.97
CSFB Corp, New York 01/05/2002        Bought              56,651        33.79
CSFB Corp, New York 19/04/2002        Bought              56,640        32.13
CSFB Corp, New York 31/05/2002        Sold                56,458        30.40
CSFB Corp, New York 01/05/2002        Sold                55,298        33.97
CSFB Corp, New York 30/10/2002        Bought              55,200        26.76
CSFB Corp, New York 02/01/2002        Sold                53,953        27.40
CSFB Corp, New York 04/11/2002        Bought              53,900        28.68
CSFB Corp, New York 04/11/2002        Sold                53,900        28.68
CSFB Corp, New York 14/01/2003        Bought              53,900        24.90
CSFB Corp, New York 06/11/2002        Sold                53,700        28.77

Name                Date       Nature of Transaction Number of shares Price ($)
CSFB Corp, New York 09/07/2002        Sold                53,200        28.24
CSFB Corp, New York 20/12/2002        Bought              53,117        25.48
CSFB Corp, New York 09/07/2002        Bought              51,900        27.88
CSFB Corp, New York 20/09/2002        Bought              51,700        24.50
CSFB Corp, New York 02/08/2002        Bought              51,400        24.30
CSFB Corp, New York 04/01/2002        Bought              51,000        28.06
CSFB Corp, New York 18/12/2001        Sold                51,000        26.90
CSFB Corp, New York 15/10/2002        Sold                50,500        24.43
CSFB Corp, New York 15/11/2002        Sold                50,200        28.92
CSFB Corp, New York 14/01/2003        Bought              50,200        25.00
CSFB Corp, New York 25/10/2002        Bought              50,100        26.20
CSFB Corp, New York 16/04/2002        Bought              50,000        32.70
CSFB Corp, New York 23/05/2002        Sold                50,000        30.88
CSFB Corp, New York 10/01/2002        Sold                50,000        27.21
CSFB Corp, New York 15/07/2002        Sold                50,000        25.51
CSFB Corp, New York 02/01/2003        Bought              50,000        25.23
CSFB Corp, New York 13/08/2002        Bought              50,000        24.89
CSFB Corp, New York 04/10/2002        Bought              49,800        24.16
CSFB Corp, New York 04/10/2002        Sold                49,800        24.16
CSFB Corp, New York 09/10/2002        Sold                49,450        23.00
CSFB Corp, New York 25/09/2002        Bought              49,318        24.50
CSFB Corp, New York 21/05/2002        Bought              49,000        32.39
CSFB Corp, New York 12/08/2002        Sold                49,000        24.80
CSFB Corp, New York 20/09/2002        Sold                49,000        24.75
CSFB Corp, New York 14/03/2002        Bought              48,840        30.90
CSFB Corp, New York 25/09/2002        Sold                48,713        24.50
CSFB Corp, New York 19/03/2002        Sold                48,700        32.76
CSFB Corp, New York 20/11/2002        Bought              48,500        27.62
CSFB Corp, New York 20/11/2002        Sold                48,500        27.62
CSFB Corp, New York 07/11/2002        Sold                48,440        28.82
CSFB Corp, New York 14/02/2002        Sold                48,430        26.42
CSFB Corp, New York 21/10/2002        Bought              48,000        25.31
CSFB Corp, New York 14/05/2002        Bought              47,750        32.35
CSFB Corp, New York 09/10/2002        Bought              47,350        23.00
CSFB Corp, New York 13/05/2002        Bought              47,200        31.86
CSFB International  26/03/2002        Sold               507,100        33.00
CSFB International  20/06/2002        Bought             341,564        29.44
CSFB International  15/07/2002        Sold               341,564        27.13
CSFB International  11/07/2002        Bought             143,480        27.00
CSFB International  10/07/2002        Bought             143,480        26.68
CSFB International  09/07/2002        Bought             142,480        28.21
CSFB International  09/07/2002        Bought             142,480        27.86
CSFB International  26/07/2002        Bought             102,200        25.26
CSFB International  07/05/2002        Sold                70,000        32.66
CSFB LLC, New York  23/01/2003        Bought             135,600        24.43
CSFB LLC, New York  22/01/2003        Bought             125,800        24.51
CSFB LLC, New York  05/03/2003        Sold               123,600        21.52
CSFB LLC, New York  29/01/2003        Bought             120,770        23.55
CSFB LLC, New York  29/01/2003        Sold               109,170        23.55
CSFB LLC, New York  13/02/2003        Sold               100,000        22.06
CSFB LLC, New York  04/03/2003        Sold                94,000        22.02
CSFB LLC, New York  05/03/2003        Bought              91,000        21.47
CSFB LLC, New York  03/03/2003        Bought              88,470        22.55
CSFB LLC, New York  03/03/2003        Sold                86,250        22.55
CSFB LLC, New York  24/01/2003        Bought              86,000        24.28
CSFB LLC, New York  05/03/2003        Sold                84,400        21.47
CSFB LLC, New York  30/01/2003        Sold                83,500        23.85
CSFB LLC, New York  12/02/2003        Bought              79,700        22.72

Name                     Date       Nature of Transaction Number of shares Price ($)
CSFB LLC, New York       12/02/2003        Sold                79,700        22.72
CSFB LLC, New York       26/02/2003        Bought              77,686        22.55
CSFB LLC, New York       26/02/2003        Sold                77,686        22.55
CSFB LLC, New York       03/03/2003        Sold                75,500        22.94
CSFB LLC, New York       13/02/2003        Bought              75,100        22.05
CSFB LLC, New York       03/03/2003        Bought              74,800        22.94
CSFB LLC, New York       28/01/2002        Bought              73,900        23.99
CSFB LLC, New York       25/02/2003        Bought              73,700        22.89
CSFB LLC, New York       27/01/2003        Bought              72,500        24.18
CSFB LLC, New York       27/02/2003        Bought              71,577        22.05
CSFB LLC, New York       27/02/2003        Sold                71,277        22.05
CSFB LLC, New York       14/02/2003        Bought              63,100        23.18
CSFB LLC, New York       10/02/2003        Sold                58,000        22.77
CSFB LLC, New York       14/02/2003        Sold                57,900        23.30
CSFB LLC, New York       23/01/2003        Sold                57,169        24.42
CSFB LLC, New York       19/02/2003        Sold                57,000        23.19
CSFB LLC, New York       30/01/2003        Bought              56,500        23.85
CSFB LLC, New York       21/01/2003        Sold                49,450        24.97
CSFB LLC, New York       28/01/2002        Sold                49,200        23.98
CSFB LLC, New York       21/02/2003        Bought              49,099        23.66
CSFB LLC, New York       20/02/2003        Bought              48,700        23.78
CSFB LLC, New York       20/02/2003        Sold                48,500        23.78
CSFB LLC, New York       19/02/2003        Sold                47,100        23.23
Salomon Smith Barney Inc 29/11/2001        Bought             240,000       $25.10
Salomon Smith Barney Inc 01/01/2002        Sold                99,000        26.97
Salomon Smith Barney Inc 05/02/2002        Sold                71,000        26.16
Salomon Smith Barney Inc 13/02/2002        Sold               200,000        26.19
Salomon Smith Barney Inc 15/02/2002        Sold                90,000        25.60
Salomon Smith Barney Inc 20/02/2002        Bought             608,000        25.51
Salomon Smith Barney Inc 25/02/2002        Sold                80,100        26.01
Salomon Smith Barney Inc 05/03/2002        Sold                51,620        29.00
Salomon Smith Barney Inc 06/03/2002        Sold                75,300        29.72
Salomon Smith Barney Inc 06/03/2002        Bought             223,700        29.56
Salomon Smith Barney Inc 02/01/2000        Sold                65,000        30.74
Salomon Smith Barney Inc 10/04/2002        Bought             203,400        32.84
Salomon Smith Barney Inc 11/04/2002        Bought             179,600        32.70
Salomon Smith Barney Inc 12/04/2002        Bought             224,600        32.49
Salomon Smith Barney Inc 12/04/2002        Bought              75,000        32.51
Salomon Smith Barney Inc 15/04/2002        Bought              89,800        32.49
Salomon Smith Barney Inc 16/04/2002        Bought             206,400        32.61
Salomon Smith Barney Inc 17/04/2002        Sold               110,000        32.43
Salomon Smith Barney Inc 17/04/2002        Bought             197,600        32.39
Salomon Smith Barney Inc 18/04/2002        Bought              55,000        31.95
Salomon Smith Barney Inc 24/04/2002        Sold               210,000        32.61
Salomon Smith Barney Inc 25/04/2002        Bought              84,900        32.36
Salomon Smith Barney Inc 30/04/2002        Sold               228,000        33.01
Salomon Smith Barney Inc 30/04/2002        Sold               552,100        33.01
Salomon Smith Barney Inc 30/04/2002        Sold               219,900        33.01
Salomon Smith Barney Inc 30/04/2002        Bought             200,000        32.80
Salomon Smith Barney Inc 01/05/2002        Sold               119,600        33.96
Salomon Smith Barney Inc 01/05/2002        Sold               289,900        33.96
Salomon Smith Barney Inc 01/05/2002        Sold               115,500        33.96
Salomon Smith Barney Inc 02/05/2002        Sold                54,400        33.83
Salomon Smith Barney Inc 08/05/2002        Sold                56,400        32.02
Salomon Smith Barney Inc 09/05/2002        Bought             208,300        31.90
Salomon Smith Barney Inc 21/05/2002        Bought              62,000        32.10
Salomon Smith Barney Inc 04/06/2002        Bought             150,000        29.50
Salomon Smith Barney Inc 07/06/2002        Bought             100,000        29.42

Name                     Date       Nature of Transaction Number of shares Price ($)
Salomon Smith Barney Inc 19/06/2002        Bought              58,000        29.40
Salomon Smith Barney Inc 24/06/2002        Bought             125,000        28.42
Salomon Smith Barney Inc 26/06/2002        Sold                61,100        27.57
Salomon Smith Barney Inc 03/07/2002        Sold                63,100        27.02
Salomon Smith Barney Inc 03/07/2002        Sold                61,200        27.02
Salomon Smith Barney Inc 15/07/2002        Bought              58,894        26.15
Salomon Smith Barney Inc 15/07/2002        Bought              51,700        26.15
Salomon Smith Barney Inc 16/07/2002        Sold               108,000        26.65
Salomon Smith Barney Inc 22/07/2002        Bought              83,600        24.29
Salomon Smith Barney Inc 23/07/2002        Sold               180,300        23.94
Salomon Smith Barney Inc 24/07/2002        Sold               180,400        23.73
Salomon Smith Barney Inc 05/08/2002        Sold                68,640        23.70
Salomon Smith Barney Inc 05/08/2002        Bought              68,640        23.70
Salomon Smith Barney Inc 05/08/2002        Bought              52,820        24.97
Salomon Smith Barney Inc 14/08/2002        Sold                79,700        24.30
Salomon Smith Barney Inc 14/08/2002        Bought              99,700        24.29
Salomon Smith Barney Inc 21/08/2002        Bought              51,910        25.93
Salomon Smith Barney Inc 29/08/2002        Bought             100,000        24.50
Salomon Smith Barney Inc 04/09/2002        Bought              97,850        23.64
Salomon Smith Barney Inc 06/09/2002        Sold                77,800        23.93
Salomon Smith Barney Inc 06/09/2002        Bought              77,800        23.93
Salomon Smith Barney Inc 06/09/2002        Bought              77,800        23.93
Salomon Smith Barney Inc 09/02/2002        Bought             263,606        23.87
Salomon Smith Barney Inc 10/09/2002        Bought              53,845        24.87
Salomon Smith Barney Inc 10/09/2002        Bought             290,000        25.15
Salomon Smith Barney Inc 16/09/2002        Sold               185,708        24.86
Salomon Smith Barney Inc 16/09/2002        Bought             174,805        24.87
Salomon Smith Barney Inc 17/09/2002        Sold               181,283        24.86
Salomon Smith Barney Inc 17/09/2002        Sold                58,500        25.43
Salomon Smith Barney Inc 17/09/2002        Sold                60,000        25.48
Salomon Smith Barney Inc 19/09/2002        Bought             233,400        23.76
Salomon Smith Barney Inc 20/09/2002        Sold               100,000        24.82
Salomon Smith Barney Inc 20/09/2002        Bought              75,000        25.20
Salomon Smith Barney Inc 24/09/2002        Bought              90,000        24.94
Salomon Smith Barney Inc 25/09/2002        Sold               166,300        24.50
Salomon Smith Barney Inc 26/09/2002        Sold               197,400        25.23
Salomon Smith Barney Inc 26/09/2002        Sold                66,100        25.30
Salomon Smith Barney Inc 29/09/2002        Sold               393,800        25.63
Salomon Smith Barney Inc 07/10/2002        Sold               175,800        23.15
Salomon Smith Barney Inc 07/10/2002        Bought             225,000        23.15
Salomon Smith Barney Inc 08/10/2002        Sold                52,000        23.03
Salomon Smith Barney Inc 08/10/2002        Bought             100,350        23.36
Salomon Smith Barney Inc 22/10/2002        Bought              80,000        25.14
Salomon Smith Barney Inc 24/10/2002        Bought             241,700        25.52
Salomon Smith Barney Inc 24/10/2002        Bought             100,000        25.66
Salomon Smith Barney Inc 28/10/2002        Bought             293,000        27.10
Salomon Smith Barney Inc 31/10/2002        Bought              59,813        26.27
Salomon Smith Barney Inc 06/11/2002        Sold               107,200        29.33
Salomon Smith Barney Inc 14/01/2002        Bought              60,000        29.25
Salomon Smith Barney Inc 15/11/2002        Bought             142,800        28.90
Salomon Smith Barney Inc 15/11/2002        Bought              52,500        28.98
Salomon Smith Barney Inc 18/11/2002        Bought              75,000        28.78
Salomon Smith Barney Inc 20/11/2002        Sold                75,000        27.62
Salomon Smith Barney Inc 20/11/2002        Sold               153,200        27.82
Salomon Smith Barney Inc 20/11/2002        Bought              75,000        27.62
Salomon Smith Barney Inc 20/11/2002        Bought              75,000        27.62
Salomon Smith Barney Inc 21/11/2002        Bought              56,970        28.20
Salomon Smith Barney Inc 27/11/2002        Sold               110,300        28.15

Name                     Date       Nature of Transaction Number of shares Price ($)
Salomon Smith Barney Inc 27/11/2002        Bought              78,800        28.03
Salomon Smith Barney Inc 29/11/2002        Sold                78,100        28.13
Salomon Smith Barney Inc 02/12/2002        Sold                64,000        27.89
Salomon Smith Barney Inc 03/12/2002        Bought              75,000        26.55
Salomon Smith Barney Inc 11/12/2002        Sold                52,000        26.33
Salomon Smith Barney Inc 12/12/2002        Sold               100,000        26.36
Salomon Smith Barney Inc 13/12/2002        Sold                72,048        26.06
Salomon Smith Barney Inc 18/12/2002        Sold                53,300        26.29
Salomon Smith Barney Inc 18/12/2002        Sold                53,300        26.29
Salomon Smith Barney Inc 18/12/2002        Sold                53,400        26.29
Salomon Smith Barney Inc 19/12/2002        Bought              75,000        25.76
Salomon Smith Barney Inc 20/12/2002        Bought              52,000        25.48
Salomon Smith Barney Inc 08/01/2003        Sold                96,000        25.27
Salomon Smith Barney Inc 08/01/2003        Bought              97,700        25.13
Salomon Smith Barney Inc 08/01/2003        Bought              65,300        25.19
Salomon Smith Barney Inc 08/01/2003        Bought             109,700        25.19
Salomon Smith Barney Inc 13/01/2003        Sold               100,600        24.90
Salomon Smith Barney Inc 28/01/2003        Sold                58,400        24.07
Salomon Smith Barney Inc 10/02/2003        Sold               642,415        22.83
Salomon Smith Barney Inc 10/02/2003        Bought              64,000        22.56
Salomon Smith Barney Inc 11/02/2003        Sold                56,249        22.90
Salomon Smith Barney Inc 21/02/2003        Bought              75,000        23.78
Salomon Smith Barney Inc 24/02/2003        Sold                77,869        23.23
Salomon Smith Barney Inc 05/03/2003        Sold               147,346        21.43
Salomon Smith Barney Inc 06/03/2003        Sold                57,100        21.37
Salomon Smith Barney Inc 06/03/2003        Sold                71,400        21.37
Tribeca Management LLC   12/09/2002        Sold                30,000       $24.61


(d) General

    (i)Except as disclosed in this paragraph 4 of this Section neither Carnival nor any director of Carnival, nor the immediate families or related trusts, nor any person acting in concert with Carnival owned, controlled, (or in the case of directors and their immediate families) was interested, directly or indirectly, in any relevant securities on 11 March 2003 (being the latest practicable date prior to the publication of this document), nor has any such person dealt for value in relevant securities during the Carnival disclosure period.

   (ii)Neither Carnival nor any person acting in concert with Carnival, nor so far as the directors of Carnival are aware any associate of Carnival has any arrangement (including indemnity or option arrangements), agreement or understanding, formal or informal, of whatever nature, with any person relating to relevant securities which may be an inducement to deal or refrain from dealing.

  (iii)Except as disclosed in this paragraph 4 of this Section neither P&O Princess nor any director of P&O Princess, nor the immediate families or related trusts, nor any subsidiary of P&O Princess, nor any pension fund of P&O Princess or of any such subsidiary of P&O Princess, nor any bank, financial or other professional adviser (including stockbrokers) to P&O Princess (as defined in paragraph 4(a)(i) above), nor any person controlling, controlled by, or under the same control as, any such bank, financial or other professional adviser (other than exempt market-makers), nor any discretionary fund manager (other than an exempt fund manager) connected with P&O Princess, owned or controlled (or in the case of directors and their immediate families) was interested, directly or indirectly, in any relevant securities on 10 March 2003 (being the latest practicable date prior to the publication of this document), nor has any such person dealt for value in relevant securities during the P&O Princess disclosure period.

  (iv) Neither P&O Princess nor any associate (as defined in paragraph 4(a)(i) above) of P&O Princess so far as the directors of P&O Princess are aware, nor any associate (as defined in the Takeover Code and not in paragraph 4(a)(i) above) of P&O Princess has any arrangement (including indemnity or option arrangements), agreement or understanding, formal or informal, of whatever nature, with any person relating to relevant securities which may be an inducement to deal or refrain from dealing.

   (v) As at the close of business on 11 March 2003 (being the latest practicable date prior to the publication of this document), other than as disclosed in paragraph 4 of this Section, no persons owned or controlled Carnival shares such that they have a potential indirect interest of 5 per cent. or more of the equity capital of P&O Princess.

5.  UK taxation

The following paragraphs are intended as a general guide only and are based on current legislation and current Inland Revenue practice. They summarise the position of P&O Princess shareholders who (unless the position of non-UK resident P&O Princess shareholders is expressly referred to) are resident or ordinarily resident in the UK for tax purposes and who hold their P&O Princess shares as an investment.

Holders of P&O Princess shares and P&O Princess ADSs should consult their independent professional advisers in the light of their particular circumstances as to the UK tax consequences of the DLC transaction, the P&O Princess share reorganisation and the Partial Share Offer as well as to the effect of any state, local or applicable foreign tax law.

(a) Tax consequences for UK P&O Princess shareholders as a result of the DLC transaction

The DLC transaction will not give rise to a taxable disposal of shares for UK shareholders who do not accept the Partial Share Offer. UK P&O Princess Shareholders who do not accept the Partial Share Offer will continue to hold their P&O Princess shares and will be taxed on dividends payable in respect of their P&O Princess shares in the same way as they were taxed on such dividends before the implementation of the DLC transaction. For further information on the tax consequences of the Partial Share Offer please refer to the Partial Share Offer document.

(b)  Taxation of the P&O Princess share reorganisation

The P&O Princess share reorganisation will not give rise to a taxable disposal of P&O Princess shares for UK P&O Princess shareholders. Instead, for UK tax purposes, the existing P&O Princess shares and the reorganised P&O Princess shares will be treated as the same asset, acquired when the existing P&O Princess shares were acquired. Where a P&O Princess shareholder becomes entitled to a small cash payment in relation to fractional entitlements arising as a result of the P&O Princess share reorganisation, this will not be treated as a disposal or part disposal for UK taxation purposes. Instead, the amount of the small cash payment will be deducted from the base cost of the reorganised P&O Princess shares.

(c)  Stamp duty and stamp duty reserve tax (SDRT)

No stamp duty or SDRT will be payable by P&O Princess shareholders in respect of the completion of the DLC transaction or the P&O Princess share reorganisation (including any cash payments in respect of fractional entitlements).

(d) Non-residents

The tax treatment of non-UK resident P&O Princess shareholders may differ from that described in paragraphs 5(a)-(c) above. Persons who are not resident in the United Kingdom should consult their own tax advisers concerning their tax liabilities (in the United Kingdom and any other jurisdiction).

6.  U.S. federal income tax considerations

The following is a discussion of the material U.S. federal income tax consequences which, in the opinion of KPMG LLP, are generally applicable to a U.S. holder of P&O Princess shares or P&O Princess ADSs (collectively referred to as "U.S. P&O Princess shareholders") with respect to the DLC transaction and the P&O Princess share reorganisation. This discussion is based upon existing U.S. federal income tax law, including the Internal Revenue Code, administrative pronouncements, judicial decisions and Treasury Regulations, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion assumes that each of the P&O Princess shares and P&O Princess ADSs has been held as a capital asset as defined in
Section 1221 of the Internal Revenue Code in the hands of the U.S. holder at all relevant times. This discussion assumes that neither Carnival nor P&O Princess is a "controlled foreign corporation," "foreign personal holding company" or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. This discussion does not address state, local or foreign tax consequences to U.S. holders, nor does this discussion address all the tax consequences that may be relevant to a U.S. holder in light of such holder's particular circumstances or to U.S. holders subject to special rules, including certain financial institutions, regulated investment companies, insurance companies, dealers in securities, tax-exempt organisations, persons who hold P&O Princess shares or P&O Princess ADSs as part of a position in a "straddle" or "appreciated financial position" or as part of a "hedging" or "conversion" transaction, persons that own or have owned, actually or constructively, 10 per cent. or more of the P&O Princess shares and P&O Princess ADSs, persons who acquired their P&O Princess shares or P&O Princess ADSs through the exercise or cancellation of employee stock options or otherwise as compensation for services, and U.S. holders whose functional currency is not the U.S. dollar. This discussion assumes that no holder of P&O Princess shares or P&O Princess ADSs will hold (including existing holdings, and after applying certain attribution rules) more than 5 per cent. of P&O Princess shares or P&O Princess ADSs, by vote or value. This discussion does not address U.S. tax considerations that may apply to P&O Princess shareholders that are not U.S. holders.

Carnival and P&O Princess have not sought and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences described below and, as a result, there can be no assurance that the Internal Revenue Service will agree with, or that a court will uphold, any of the conclusions set forth herein.

(a) The DLC transaction

Although there is no U.S. federal income tax authority addressing the tax consequences of a DLC transaction, the DLC transactions should not give rise to taxable income or gain for U.S. P&O Princess shareholders for U.S. federal income tax purposes. However, the Internal Revenue Service may assert that U.S. P&O Princess shareholders received taxable income as a result of the various voting and equalisation provisions necessary to implement the DLC transaction. The P&O Princess directors believe that such voting and other rights, if any, received by shareholders are expected to have only nominal value and, therefore, the receipt of such rights, by U.S. P&O Princess shareholders would only result in a nominal amount of income. It is possible, however, that the Internal Revenue Service may disagree with this conclusion.

U.S. P&O Princess shareholders will be taxed on dividends received in respect of their P&O Princess shares or P&O Princess ADSs after completion of the DLC transaction on the same basis as they were prior to the DLC transaction.

(b) The P&O Princess share reorganisation

The P&O Princess share reorganisation should not give rise to taxable income or gain to U.S. P&O Princess shareholders for U.S. federal income tax purposes except with respect to the gain, if any, recognised by a U.S. P&O Princess shareholder on the disposition of fractional shares. A U.S. P&O Princess shareholder will recognise gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the cash received and the shareholder's adjusted tax basis in its P&O Princess shares or ADSs allocable to the fractional share, as applicable. Generally, such gain will be capital in nature, and will be long-term capital gain or loss if, on the date of the consummation of the P&O Princess share reorganisation, the P&O Princess shares were held for more than one year. Gain or loss, if any realised by a U.S. P&O Princess shareholder generally will be treated as U.S. source. For U.S. federal income tax purposes, a U.S. P&O Princess Shareholder's adjusted tax basis in its P&O Princess shares or P&O Princess ADSs received as part of the P&O Princess share reorganisation will be equal to its adjusted basis in its former P&O Princess shares or P&O Princess ADSs, as the case maybe.

7.  Material contracts

Carnival

(a) The following contracts (not being contracts entered into in the ordinary course of business) are or may be material contracts that have been entered into by Carnival or its subsidiaries since 16 December 1999; or, have been entered into by Carnival or its subsidiaries at any time and contain any provision under which Carnival or any of its subsidiaries has any obligation or entitlement which is or may be material to Carnival as at the date of this document.

   (i) Carnival: Acquisition of Costa Crociere S.p.A.

       A sale and purchase agreement dated 28 August 2000 entered into by and among Carnival, Carnival Investments (UK) Ltd, HAL Buitenland BV ("HAL"), Airtours plc ("Airtours") and White Horse Holdings BV ("White Horse"). Pursuant to this agreement, HAL (a wholly owned subsidiary of Carnival) purchased from White Horse (a wholly owned subsidiary of Airtours) 50 per cent. of the issued shares in IL Ponte S.r.l., now known as Costa Holdings S.r.l. ("Costa Holdings") for a consideration equal to (Pounds)350,000,000. This agreement contains certain warranties and indemnities which are customary in a transaction of this nature. The sale was completed on 29 September 2000. Costa Holdings holds 99 per cent. of the issued shares in Costa Crociere S.p.A. ("Costa"). As a result of this agreement, Carnival currently indirectly owns 99 per cent. of the issued share capital of Costa.

  (ii) Costa Finance S.A. (Euro)300 million guaranteed notes issue

       On March 2001 Costa Finance S.A. (the "Issuer") issued (Euro)300,000,000
       5.50 per cent. guaranteed notes due 2006 (the "Notes"). The Notes are in bearer form and serially numbered in denominations of (Euro)1,000,
       (Euro)10,000 and (Euro)100,000 each with coupons attached. The Notes and coupons rank pari passu with all other outstanding unsecured and unsubordinated obligations of the Issuer. The Notes bear interest from (and including) 22 March 2001 at a rate of 5.50 per cent. per annum. Interest is payable annually in arrears on 22 March of each year. Payments of interest due on an interest payment date are paid against presentation and surrender of the relevant coupon. Payments of principal will be made against presentation and surrender of the Note. The Notes will be redeemed at their principal amount on 22 March 2006. However, the Issuer may, at its option redeem the Notes in whole (but not in part) at any time at their principal amount plus accrued interest, in the event of certain tax changes. Upon the occurrence of certain events of defaults, customary for a transaction of its nature, the holder of a
       Note is entitled to give notice to the Issuer that the Note is immediately repayable at its principal amount together with interest accrued to the date of payment. The Notes are guaranteed by Carnival under a guarantee dated 22 March 2001 (the "Guarantee"). In particular, Carnival has unconditionally and irrevocably guaranteed payment of principal and interest in respect of the Notes. Any obligations under the Guarantee will rank pari passu with all other outstanding unsecured and unsubordinated obligations of Carnival. The Agency Agreement entered into on 22 March 2001 by and among the Issuer and BNP Paribas Luxembourg S.A. contains provisions for convening meetings of the holders of the Notes to consider matters affecting their interests. Under the Agency Agreement BNP Paribas as fiscal agent may agree, without the consent of the holders of the Notes or couponholders, to any modification of the conditions of the Notes or the Agency Agreement in a manner which is not materially prejudicial to their interests.

  (iii)Carnival: $600 million 2 per cent. convertible senior debentures

       In April 2001 Carnival issued $600 million of unsecured 2 per cent. debentures due 2021. The terms of the notes are set out in an indenture dated as of 25 April 2001. The notes are convertible into 15.3 million Carnival shares at a conversion price of $39.14 per Carnival share, subject to adjustment, during any fiscal quarter for which the closing price of a Carnival share is greater than $43.05 for 20 out of the last 30 trading days of the preceding fiscal quarter. This condition was not met during the periods ended on 30 November 2002. Upon conversion of the debentures Carnival may choose to deliver, in lieu of Carnival shares, cash or a combination of cash and Carnival shares with a total value equal to the value of the Carnival shares otherwise deliverable. Subsequent to 15 April 2008, Carnival may redeem the debentures for cash at their face value plus any unpaid accrued interest. In addition, at the option of the debenture holders, on any 15 April of 2005, 2008, and 2011, Carnival may be required to repurchase any outstanding debentures at their face value plus any unpaid accrued interest. If such option is exercised by the holders, Carnival may choose to pay the purchase price in cash, Carnival shares or a combination of cash and Carnival shares.

   (iv)Carnival Investment (UK) Ltd.: Sale of Airtours shares

       A placing agreement dated 22 May 2001 entered into by and among Carnival Investment (UK) Ltd ("Carnival Investments"), UBS Warburg and Deutsche Bank AG London. Pursuant to this agreement UBS Warburg and Deutsche Bank AG London (together the "Placing Agents") agreed to effect a placing of the ordinary shares held by Carnival Investments in Airtours PLC

       (which were equal to approximately 25 per cent. of the share capital of the latter). The transaction was executed through an accelerated book building by the Placing Agents and completed on 1 June 2001. The shares were priced at (Pounds)2.84 each and resulted in gross proceeds to Carnival of approximately (Pounds)350,000,000. The agreement contains customary representations and warranties for a transaction of its nature. The agreement also contains a general indemnity under which Carnival Investments agreed to defend, indemnify and hold harmless the Placing Agents from and against all losses and costs directly or indirectly arising as a result of or in relation to any misrepresentation in or breach of any of the warranties given by it in or pursuant to the agreement.

    (v)Costa Crociere S.p.A. (Euro)257,500,000 revolving credit facility

       An agreement dated 3 May 2001 between (1) San Paolo IMI S.p.A. as a lender and representative of a syndicate of banks, and (2) Costa Crociere S.p.A. as the borrower, whereby the lenders have made available to the borrower a revolving credit facility of (Euro)257,500,500 for general corporate purposes (the "RCF"). The RCF is available for five years from the date of entering into the agreement. The floating rate of interest payable on advances under the RCF is equal to the aggregate of a specified margin of 0.525 percentage points and the EURIBOR rate. The RCF contains representations and financial covenants in the form of net debt to equity ratio and debt service cover ratio. At 30 November 2002, Costa was in compliance with all of its financial covenants and
       (Euro)146,500,000 was available under this facility. The RCF is governed by Italian law and certain articles of the Italian Civil Code apply, including provisions relating to events of default.

   (vi)Carnival: $1.4 billion revolving credit facility

       An agreement dated 26 June 2001 among (1) Carnival Corporation as the borrower and guarantor, (2) the Chase Manhattan Bank as agent, (3) Bank of America N.A. as syndication agent, (4) JP Morgan Securities Inc as joint lead arranger, (5) Banc of America Securities LLC as joint lead arranger, (6) BNP Paribas, Citibank N.A. and UBM-Unicredit Banca Mobiliare as co-documentation agents, and (7) the banks listed as lenders ("Banks"), whereby the Banks made available to Carnival and any additional borrowers designated by the Borrower a multicurrency revolving credit agreement of up to U.S. $1,400,000,000 due June 2006 (the "RCA"). The interest payable under the loans made available pursuant to the terms of the RCA is calculated by reference to the following (i) a specified margin defined in the RCA as the margin specified by the lender in any competitive bid to make such loan as may be requested by Carnival Corporation from time to time, plus the British Bankers' Association Interest Settlement Rates for deposits with comparable maturity, or (ii) various benchmark rates, or (iii) a fixed rate defined in the RCA as the rate specified by the lender in any competitive bid to make such loan as may by requested by Carnival Corporation from time to time. The RCA contains representations, warranties and undertakings and events of default which are customary for a loan agreement of this size and nature. Undertakings include a restriction on the creation of security and a restriction of disposals. The RCA also contains financial covenants in the form of total debt to total capital ratio, a consolidated cash flow threshold and limitations on the amount of secured indebtedness. At 30 November 2002, Carnival was in compliance with all of its financial covenants and $1.35 billion was available under this facility. Carnival's commercial paper programme is supported by this facility. Accordingly, any funds outstanding under Carnival's commercial paper programme reduces the aggregate amount available under this facility.

  (vii)Carnival: $1,051,175,000 Liquid Yield Option Notes(TM)

       In October 2001, Carnival received net proceeds of approximately $490,000,000 from the issuance of zero-coupon unsecured convertible notes. The terms of the notes are set out in an indenture dated as of 24 October 2001. The notes have a yield to maturity of 3.75 per cent and are convertible commencing on March 1 2001 into approximately 17.4 million Carnival shares, based on 16.5964 shares for each $1,000 of outstanding notes and accrued interest. The conversion feature is contingent upon the market price of the Carnival shares reaching certain targeted levels, subject to adjustment. These targeted levels commence at a low of $31.94 per share in fiscal 2002 and increase to $65.92 per share in fiscal 2021. Subsequent to 23 October 2008, Carnival may redeem the notes, or any portion thereof, at their accrued values. In addition, on 24 October of 2006, 2008, 2011 or 2016 the note holders may exercise their put options which would require Carnival to repurchase all, or a portion of, the outstanding notes at their accreted value. If such put option is exercised by the holders, Carnival may choose to settle the put option in cash, Carnival shares or a combination of cash and Carnival shares. Upon a change in control of Carnival occurring at any time on or after 24 October 2008, Noteholders may require Carnival to purchase all or a portion of such Noteholder's notes for cash at a price equal to 100 per cent. of the issue price of the notes to be purchased plus accrued original issue discount to, but excluding, the date of purchase.

 (viii)Implementation Agreement

       See paragraph 1.1 of Section 6 of this document

       Save as disclosed above no contracts have been entered into by Carnival or any of its subsidiaries otherwise than in the ordinary course of business since 16 December 1999 which are or may be material or has entered into any contract (other than in the ordinary course of business) at any time which is or may be material and contains an obligation or entitlement which is material to the Carnival group at the date of this document.

P&O Princess

(b)Save as disclosed in this paragraph 7, there are no contracts which have been entered into by a member of the P&O Princess group, not being contracts entered into in the ordinary course of business, (i) within the two years immediately preceding the publication of this document and within the two years prior to 16 December 2001 which are or may be material; or (ii) which contain any provisions under which any member of the P&O Princess group has any obligation or entitlement which is or may be material to the P&O Princess group at the date of this document.

    (i)P&O Travel Limited (Hong Kong) joint venture

       (A) Joint venture agreement

          Pursuant to a joint venture agreement between The Peninsular and Oriental Steam Navigation Company ("P&OSNCo"), P&O Netherlands BV, P&O Travel Ltd (a subsidiary within the P&O Princess group), and Kuoni Travel Holdings Ltd ("Kuoni") dated 30 April 1997 the parties established the P&O Travel Limited (Hong Kong) joint venture in which Kuoni and P&O Netherlands B.V. each hold 50 per cent. of the share capital. In September 2000, Kuoni's consent was obtained to the transfer of the shares held by P&O Netherlands BV to P&O Cruises BV (formerly Bullas Investments B.V.), a subsidiary of P&O Princess. POPCIL replaced P&OSNCo as a party on 28 September 2000.

          The joint venture agreement contains provisions as to the business, management, governance and dividend policy of P&O Travel Limited. The agreement also contains certain covenants including funding support to P&O Travel Limited by both shareholders and restrictions on the parties competing with P&O Travel Limited in most countries in the Far East and South East Asia.

       (B) Trade mark licence agreement

          Pursuant to a trade mark licence agreement between P&OSNCo and P&O Travel Limited dated 30 April 1997, P&O Travel Limited was granted an exclusive non-transferable license to use the "P&O" name and the P&O flag (and certain other marks) in connection with P&O Travel Limited's business and that of certain of its subsidiaries (generally corporate, leisure and cruise-related travel agency businesses) in certain Asian territories. P&O Travel Limited was also granted a non-exclusive license to use these marks in Australia and Canada. These licenses are perpetual unless terminated and are not assignable without P&OSNCo consent. In respect of the Asian territories P&OSNCo is not permitted to license or, without Kuoni's prior written consent, use the marks or any confusingly similar marks in a competing business. Certain rights for P&OSNCo to use the marks are, however, reserved to P&OSNCo notwithstanding the exclusive nature of the license and its non-compete provision.

   (ii)Agreement relating to the sale and purchase of Seetours Business

       Seetours is a party to a sale and purchase agreement dated 7 April 2000 ("Seetours Acquisition Agreement") under which it acquired the business relating to the operation and marketing of the cruise vessel Arkona, the business relating to certain river cruise vessels, a general sales agency business and a 9.8 per cent. stake in the entity which owned the cruise vessel Arkona (together the "Seetours Business") from Arkona Touristik GmbH, Seetours International GmbH Co. KG and Deutsche Seetouristik GmbH (which corporate entities have all been succeeded by Deutsche Seereederei GmbH by operation of law) ("DS"). As part of the acquisition, Silsub Limited, a wholly-owned subsidiary of Seetours, also acquired a 50 per cent. ownership interest in the general partner of the entity which owned the cruise vessel Arkona.

       The agreement contains customary representations and warranties for a transaction of its nature. The agreement contains a general indemnity clause under which each party shall defend, indemnify and hold harmless the other party from and against all losses and costs directly or indirectly arising out of or resulting from any breach of any of the obligations, covenants, representations or warranties of that party or made by that party in or pursuant to this agreement. A tax indemnity is also given by DS in favour of Seetours International Limited or POPCIL and any of its subsidiaries. Claims under this agreement (including the tax indemnity) are limited to DM 10 million. Claims for breach of representation or warranties had to be made within 18 months of completion of this agreement. There is no time limit for the making of claims under the tax indemnity.

  (iii)Trade mark licence

       On 22 September 2000 P&OSNCo and POPCIL entered into a trade mark licence for no consideration whereby P&O granted to POPCIL (with a right to sub-licence to certain group companies) a perpetual, worldwide, royalty-free license to use "P&O" in its corporate name, in specified domain names, and the P&O motif (the P&O flag when used with the initials P&O) and P&O flag trade marks and other associated logos insofar as they relate to cruising.

       The licence is exclusive with respect to providing cruises. The licence contains provisions to protect the distinctiveness and value of these trade marks, and arrangements exist to ensure P&O Princess' right to use the marks continues in the event of insolvency of P&OSNCo. The licence is not terminable on change of control of P&OSNCo or P&O Princess.

   (iv)Aida Cruises Sale and Purchase Agreement

       On 25 September 2000, P&O Princess (substituted for P&OSNCo on 23 October 2000), POPCIL (substituted for ACL Limited on 31 October 2001) and Arkona Touristik GmbH (which has since been succeeded by Deutsche Seereederei GmbH by operation of law) ("DS") entered into a sale and purchase agreement under which POPCIL acquired the 49 per cent. shareholding in Aida Cruises Limited ("Aida Cruises") not already held by POPCIL from DS ("Aida Cruises Purchase Agreement").

       The consideration for this acquisition was as follows:

       (1)On 28 November 2000 P&O Princess issued 11,366,415 P&O Princess shares to DS; and

       (2)At any time during the period from 30 September 2002 to 30 September 2005 DS is entitled, by serving at least three months' notice on POPCIL, to require an additional payment based on earnings before interest and tax of the combined businesses of Aida Cruises and Seetours International Limited ("Seetours"), a wholly-owned subsidiary of P&O Princess, (the "Business") for the twelve-month period ending on the last day of that notice. The additional payment is payable in cash or, at POPCIL's option after consultation with DS, by POPCIL procuring the allotment of such number of P&O Princess shares as is derived by dividing the earn-out payment by the average of the DM trading prices of the P&O Princess shares during the 20 trading days preceding the actual date of determination of the earn-out payment. The maximum amount of the earn-out payment is DM400 million.

       In addition, there was a potential additional payment to be made on or before 2 January 2003 based on the average of the trading prices of the P&O Princess shares during the 40 trading days preceding 30 November 2002. However, the average trading price of the P&O Princess shares during this period has resulted in no payment being made.

       Mr. Horst Rahe, one of the non-executive directors of P&O Princess, has a beneficial interest in the P&O Princess shares issued under sub-paragraph (1) above.

       Under the agreement Mr. Horst Rahe was appointed chairman of the Business.

       The Aida Cruises Purchase Agreement provides that if there is a change of control or liquidation of P&O Princess, then DS is entitled to accelerate the payment of the total outstanding balance of the consideration referred to in sub-paragraph (2) above by serving notice on POPCIL. DS is also entitled to accelerate such payment in the event that P&O Princess or POPCIL materially breaches the non-compete or non-solicitation restrictions or the obligation to obtain DS's prior consent for various actions relating to the Business. A change of control (or material breach of the non-compete/non-solicitation provisions) would result in the payment referred to in (2) above being at least the Euro equivalent of DM115 million. Completion of the DLC transaction will trigger the right to such payment. Since P&O Princess entered into the Implementation Agreement DS has confirmed to P&O Princess that it will exercise this right. Accordingly, P&O Princess will pay (Euro)58,798,566 to DS shortly after completion of the DLC transaction, and the sale and purchase agreement will then terminate.


       The agreement sets out various matters relating to the Business for which POPCIL must first obtain the consent of DS and, for matters relating to the termination and replacement of key executives of the Business, Mr. Rahe. It also contains mutual non-compete and non-solicitation restrictions. However, there are exceptions to these restrictions including a preservation of the rights of DS and Mr. Rahe's group of companies to carry on general sales agent activities for the sale of certain products in Germany. In addition, DS is entitled to assign any or all of its rights and obligations under the agreement to any of Mr. Rahe's group of companies without the consent of the other parties.


       There are some limited restrictions on the use of the trademarks "AIDA" and "Seetours". In addition, DS has a right of first refusal to buy any of these trademarks if POPCIL proposes to sell them to a third party otherwise than as part of a trade sale. All the restrictions referred to in this paragraph continue to apply until all the consideration due under the terms of the agreement has been paid to DS, except for the non-compete and non-solicitation restrictions which, in the case of DS only, last until two years after all such consideration has been paid to DS.

       Under the agreement, POPCIL undertakes to procure the redeployment of two of the P&O Princess group's vessels into the Business, one in 2002 (A'ROSA BLU, ex Crown Princess) and one in 2004 (Regal Princess) (both vessels are designated for the A'ROSA brand). In addition, the parties have agreed that the Business will order two river cruise vessels for delivery in 2002. Thereafter, unless otherwise agreed by the parties, the Business will order a further five vessels between 2003 and 2005. The cost of a river cruise vessel is expected to be approximately DM30 million. On 4 November 2001, the parties signed an amending agreement whereby it was agreed that no order would be made for the fourth vessel, due for delivery in April 2003, and that the fleet plan would be amended accordingly.

       P&O Princess has guaranteed the due and punctual performance by POPCIL of its obligations under the agreement, including its obligation to pay the consideration due under the agreement.

   (v) Demerger Agreement

       An agreement was entered into on 25 September 2000 between P&OSNCo and P&O Princess to effect the Demerger and govern the relationship between the P&O group and the P&O Princess group after Demerger ("Demerger Agreement").

       Under the Demerger Agreement, both groups are permitted access to each other's records for a period of six years following the Demerger.

       Where one group member is a party to an agreement or arrangement but a member of the other group derives a benefit from that agreement or arrangement that other group member will ensure that any relevant liabilities under that agreement or arrangement are fully discharged, and will indemnify the group member (who is party to the agreement or arrangement) for any losses incurred by it. Both groups will broadly also be responsible for any liabilities associated with its business owned or operated (including employees employed by that business) following the Demerger, or any business, asset or liability which would have been owned or operated by it following Demerger had it not been disposed of prior to the Demerger (including for P&O Princess, passenger shipping activities (excluding ferries)), and will indemnify the other group for any losses it incurs in relation to liabilities it has not assumed responsibility for.

       Certain liabilities were identified as not being entirely attributable to either group and will generally be shared on an equitable basis. These were any liabilities incurred in relation to indemnities given to certain professionals in connection with work carried out as part of the Demerger, any liability incurred in connection with the long term U.S. dollar denominated debt exchange offers and any liability incurred in relation to the reorganisation of the cruises.

       Certain terms and restrictions apply in relation to claims made under the aforementioned indemnities, including: where a potential claim arises as a result of an action of a third party, a duty to mitigate loss, restrictions on the ability to claim where loss arises from an unreasonable action or omission of a party following Demerger and or the ability to claim for a loss where there is an allowance, reserve or provision for such loss in relevant accounting statements of the claiming group. With effect from 23 October 2001, no indemnity claim may be commenced by either party unless the aggregate of indemnity claims is for an amount in excess of (Pounds)500,000.

       There is provision to ensure that where one group holds assets which should have been transferred to the other group (prior to the Demerger), the relevant party will take certain reasonable steps to ensure such assets are transferred to the relevant group. If the assets appear on the relevant party's books, they are transferred to it at no cost, otherwise they are transferred at book value.

       There are mutual non-compete provisions whereby P&OSNCo must not, for a period of three years, carry on a cruises business, and P&O Princess must not, for a period of three years, carry on logistics (including ferry) activities.

       Both groups must keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

       The parties must seek to resolve any dispute under the Demerger Agreement by negotiation, failing which the Managing Director of P&OSNCo and the Chief Executive Officer of P&O Princess will attempt to resolve the dispute. If neither process is successful it will be subject to arbitration in London.

       P&OSNCo agreed that employees of the P&O Princess group, former staff and pensioners, shall at P&OSNCo's cost, be entitled to receive the same concessions on travel on ferries operated by the P&O Group (and P&O Stena Line) as the P&OSNCo Group shall make available to its employees from time to time. P&O Princess agreed that employees, former staff and pensioners of the P&OSNCo Group shall, at P&O Princess' cost, be entitled to receive certain concessions on P&O Princess group's cruises.

       The Demerger Agreement provides for the allocation, between P&OSNCo and P&O Princess, of certain tax costs, including those arising in respect of or in consequence of the Reorganisation and the Demerger. Arrangements were also agreed in relation to (among other matters) the surrender of UK group relief and advance corporation tax between companies which were members of the same group prior to the Demerger. The Demerger Agreement also provides for certain administrative requirements to be complied with relating to tax matters. A separate U.S. tax indemnity apportions U.S. income taxes among certain U.S. subsidiaries of the P&OSNCo Group and P&O Princess group for periods before such entities were separated from the same group under the Reorganisation.

   (vi)Depositary Agreement

       In connection with the Demerger Agreement as described at paragraph 7(b)(v) of above, P&OSNCo invited the holders of its 7.30% existing notes due 2007 and its 7.875% existing debentures due 2027 to exchange their existing notes and existing debentures for respectively, the 7.30% notes due 2007 and the 7.875% debentures due 2027 (together "the Securities") of P&O Princess (the "Exchange Offers"). Pursuant to a depositary agreement dated 23 October 2000 ("Depositary Agreement") entered into between P&O Princess, the Bank of New York, Brussels Office ("the custodian") as custodian for and on behalf of The Bank of New York, New York Offices ("the Book-entry Depositary"), P&O Princess initially issued the Securities in the form of two or more global securities that were deposited with the Book-entry Depositary.

       P&O Princess has agreed to pay interest and principal with respect to the global securities to the Book-entry Depositary as physical holder of the global securities and has agreed to indemnify the Book-entry Depositary and the custodian against certain liabilities incurred by it under the Depositary Agreement.

       The Depositary Agreement will terminate upon the issuance of certified securities to all holders of book-entry Securities. In the event that either the Book-entry Depositary or custodian resign, is removed or becomes incapable of acting, P&O Princess may appoint a successor within 90 days. If at the end of 90 days no successor has been appointed, the Depositary Agreement may be terminated. Neither the Book-entry
       Depositary nor the custodian have any obligation or liability other than to use good faith and reasonable care in the performance of their duties.

  (vii)Registration Rights Agreement

       On 23 October 2000 P&O Princess entered into an agreement (the "Registration Rights Agreement") pursuant to which P&O Princess agreed, subject to certain conditions, to file and to cause to become effective a registration statement relating to an exchange offer for the Securities (described in paragraph 7 (b)(vi) above), or, in lieu thereof, to file and cause to become effective a resale shelf registration for the Securities. In the event that the exchange registration statement or shelf registration statement is not filed or is not declared effective, or if the Exchange Offers (described in paragraph 7 (b)(vi) above) are not consummated within the time periods set out in the Registration Rights Agreement, P&O Princess will be required to pay liquidated damages to the holders of the Securities for the period until P&O Princess satisfies its registration obligations with respect to the Securities. These liquidated damages are the sole remedy available to holders of the Securities if P&O Princess does not satisfy these registration obligations.

       POPCIL (previously known as P&O Cruises Limited), a direct wholly-owned subsidiary of P&O Princess, has unconditionally and irrevocably guaranteed the due and punctual payment of the principal and interest on the Securities (and the payment of additional amounts including but not limited to any present or future taxes, duties assessments or governmental charges imposed or levied by any political or taxing authority in the UK) in relation to P&O Princess' obligations under the Depositary Agreement described in 7 (b)(vi) above and the Registration Rights Agreement (the "Guarantee"). The obligations of POPCIL are limited to the maximum amount which will result in its obligations under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. The Guarantee will be an unsecured obligation and will rank equally in right of payment with other unsecured and unsubordinated indebtedness of POPCIL.

 (viii)P&O Princess issue of Notes due 2012

    (A)Subscription Agreement

       Pursuant to a subscription agreement dated 20 June 2001 between P&O Princess, P&O Princess Cruises International Limited (the "Guarantor"), Barclays Bank PLC and HSBC Bank plc (together the "Joint Lead Managers"), P&O Princess agreed to issue on 25 June 2001 the (Pounds)200,000,000 7.125 per cent. Notes due 2012 (the "Notes") to the Joint Lead Managers at a subscription price of 98.589 per cent. of the principal amount of the Notes and the Guarantor agreed to guarantee all payments to be made by P&O Princess in respect of the Notes. The combined management, underwriting and selling commission was 0.425 per cent. of the principal amount of the Notes.

       The subscription agreement contains various representations and warranties (customary for this type of agreement) from P&O Princess and the Guarantor to the Joint Lead Managers, from the Guarantor to the Joint Lead Managers and from the Joint Lead Managers to P&O Princess and the Guarantor. In addition, P&O Princess and the Guarantor have agreed to indemnify the Joint Lead Managers and any of their affiliates for any losses incurred due to any misleading statements in and omissions from the offering circular, dated 20 June 2001, prepared by P&O Princess in connection with the listing of the Notes on the London Stock Exchange. Claims for breach of any of the representations and warranties or made pursuant to the indemnities are not subject to any maximum cap on liability or to any time limit for making such a claim.

    (B)Trust Deed

       The Notes were constituted pursuant to a trust deed dated 25 June 2001 between P&O Princess, the Guarantor and HSBC Trustee (C.I.) Limited (the "Trustee").

       In addition to setting out P&O Princess' payment obligations to the Trustee under the terms of the Notes, the trust deed also sets out the mechanics of the issue of the original Notes and the issue of further notes, which shall, upon issue, be consolidated with the original Notes.

       The Guarantor has guaranteed to the Trustee due and punctual payment of the principal of and premium (if any) and interest on the securities and of any other amounts payable by P&O Princess.

    (C)Agency Agreement

       Pursuant to an agency agreement dated 25 June 2001 between P&O Princess, the Guarantor, the Trustee and HSBC Bank plc and Dexia Banque Internationale a Luxembourg S.A. (together the "Paying Agents"), P&O Princess, the Guarantor and the Trustee appointed the Paying Agents in respect of the payment of the amounts due under the Notes. On behalf of P&O Princess, the Paying Agents shall make the payments of the principal and/or interest due under the Notes to the relevant persons as they fall due. No later than 12.00 p.m. on the date upon which any payment of principal and/or interest under the Notes becomes due, P&O Princess shall transfer to the Paying Agents an amount equal to that as is customary for the settlement of similar transactions, as determined by HSBC Bank plc, for the purpose of paying that principal and/or interest.

       The agency agreement provides that P&O Princess or, failing P&O Princess, the Guarantor shall indemnify the Paying Agents and their affiliates for any losses incurred by any of them in connection with their appointment or the exercise of their powers and duties under the agreement, other than any losses incurred due to the wilful default, negligence or bad faith of any affiliate of a Paying Agent or due to any breach of the agreement by a Paying Agent.

       The Paying Agents have agreed to indemnify P&O Princess and the Guarantor for any losses incurred due to the wilful default, negligence or bad faith of any affiliate of a Paying Agent or due to any breach of the agreement by a Paying Agent.

       Claims made for breach of either of the indemnities specified above are not subject to any maximum cap on liability or to any time limit for making such a claim.

  (ix) Carnival major stockholders' Voting Deed Polls

       General. As an inducement to P&O Princess to enter into the Implementation Agreement, Micky Arison other members of the Arison family and trusts for their benefit entered into deed poll undertakings for the benefit of P&O Princess dated 24 October 2002 (each, a "Voting Deed Poll") committing to vote their Carnival shares in favour of the resolutions required to implement the DLC proposal at the Carnival shareholders' meeting. In addition to Mr. Arison, JMD Delaware, Inc. and JMD Protector, Inc. (collectively with Mr. Arison, the "Carnival Major Shareholders") entered into a Voting Deed Poll. As of the date of the Voting Deed Polls, the Carnival Major Shareholders committed to vote approximately 47 per cent. of the outstanding Carnival shares in favour of the DLC transaction at the Carnival Special Meeting.

       Voting. Pursuant to the Voting Deed Polls, the Carnival Major Shareholders have agreed to vote the Carnival shares owned or subsequently acquired by them, which shares represent, the aggregate, approximately 47 per cent. of the total outstanding Carnival shares (i) in favour of the adoption and approval of the Implementation Agreement and the transactions contemplated thereby and (ii) against the approval of any action or agreement or any transaction that would (x) compete with, impede, interfere with or discourage the DLC transaction or inhibit the timely completion thereof, or (y) result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Carnival under the Implementation Agreement and
       (iii) against any merger, consolidation, business combination, dual listed company transaction, reorganisation, recapitalisation, liquidation or sale or transfer of any material assets of or involving Carnival or any of its significant subsidiaries (except for the DLC transaction).

       Transfer Restrictions. The Voting Deed Polls restrict the Carnival Major Shareholders from disposing of any of the Carnival shares owned or subsequently acquired by them except for:

       (1)dispositions of Carnival shares pledged under existing pledge agreements and disposed pursuant to a foreclosure or similar proceeding under such agreement, up to an aggregate, amongst all of the Carnival Major Shareholders, of 23 million Carnival shares;

       (2)dispositions of Carnival shares not pledged under existing pledge agreements up to an aggregate, amongst all of the Carnival Major Shareholders, of 7 million Carnival shares; and

       (3)dispositions to persons who agree in writing to be bound by the terms and conditions of the Voting Deed Polls.

       Termination. Each Voting Deed Poll terminates upon the earliest to occur of (1) the approval of the DLC transaction by the Carnival shareholders,
       (2) the termination of the Implementation Agreement, (3) Carnival's withdrawal of the DLC proposal on or prior to 10 January 2003 as a result of the pre-conditions to such proposal not having been satisfied or waived prior to that date or (4) Carnival's withdrawal of the DLC proposal on or prior to 10 January 2003 as a result of (a) a competing proposal, (b) the P&O Princess board having recommended a competing offer to the DLC proposal or (c) the P&O Princess board having announced that it did not intend to recommend the DLC proposal.

       Other Provisions. The Voting Deed Polls includes provisions restricting the Carnival Major shareholders from, amongst other things entering into any voting trust or other agreement or arrangement with respect to the voting of any of their Carnival shares other than existing agreements or arrangements or any agreements entered into with P&O Princess.

       In addition, each of the Carnival Major Shareholders agreed that neither it nor any entity controlled by it nor any of their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants, financial advisers, agents or other representatives of the Carnival Major Shareholders, directly or indirectly, would:

       (1)initiate, solicit, encourage or otherwise facilitate the submission of any acquisition proposal for Carnival; or

       (2)engage in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes an acquisition proposal for Carnival.

    (x)Termination Agreement with Royal Caribbean

       P&O Princess, Royal Caribbean and Joex Limited entered into an agreement dated 25 October 2002 to, among other things, terminate the existing agreements between or among them relating to the Royal Caribbean DLC transaction. The agreement provides for (i) the termination of the implementation agreement, dated as of 19 November 2001, between P&O Princess and Royal Caribbean (the "Royal IA") and the payment by P&O Princess to Royal Caribbean of the $62.5 million break fee contemplated by the Royal IA, (ii) P&O Princess and Royal Caribbean granting each other mutual releases from any liability relating, directly or indirectly, to the Royal IA, (iii) the termination of the Joint Venture Agreement among P&O

       Princess, Royal Caribbean and Joex on 1 January 2003, as long as no change of control of either P&O Princess or Royal Caribbean occurred prior to that date, and the winding up of Joex, (iv) P&O Princess, Royal Caribbean and Joex granting each other mutual releases from any liability relating, directly or indirectly, to the Joint Venture Agreement, with the releases being effective immediately and remaining in effect unless a change in control of either P&O Princess or Royal Caribbean occurred prior to 1 January 2003 or the board of directors of either P&O Princess or Royal Caribbean approved a change of control transaction prior to 1 January 2003. The agreement also acknowledged the termination of the voting agreement, dated as of 3 December 2001, among P&O Princess, A. Wilhelmsen AS and Cruise Associates (the "Voting Agreement") as a result of the termination of the Royal IA and P&O Princess released A. Wilhelmsen AS and Cruise Associates from any liability relating, directly or indirectly, to the Voting Agreement. In addition, P&O Princess agreed to not enter into any agreement prior to 1 January 2003 that would prevent or restrict the ability of P&O Princess to discuss or negotiate a business combination with Royal Caribbean or enter into or recommend such a transaction with Royal Caribbean, and to provide Royal Caribbean with copies of all business, operating and financial information provided to Carnival prior to 1 January 2003.

   (xi)Implementation agreement

      See paragraph 1.1 of Section 6 of this document.

8.  Directors' service contracts

(a)P&O Princess

   Except as disclosed in this paragraph 8 there are no other service contracts (as defined under the UK Listing Authority's listing rules as being a service contract with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind) between any P&O Princess director or any of the persons listed in paragraph 2(a)(iii) above and P&O Princess or any of its subsidiaries and no such contract has been entered into or amended within 6 months of the date of this document. The expected changes to the emoluments of those P&O Princess directors who will continue to be directors of P&O Princess after the DLC transaction completes are described below in this paragraph 8.

   Each of the directors of P&O Princess named below has a directors' service contract with the P&O Princess group providing for the relevant remuneration and benefits described below:

P&O Princess    Basic           Position                Employing Date of Agreement
Director        annual                                  Company
                salary
Lord Sterling   (Pounds)330,450 Chairman                P&O       25 September 2000
                                                        Princess
Peter Ratcliffe        $832,000 Chief Executive Officer P&O       25 September 2000
                                                        Princess
Nicholas Luff   (Pounds)295,000 Chief Financial Officer P&O       25 September 2000
                                                        Princess

   With effect from 1 January 2003, Peter Ratcliffe's basic annual salary was increased from $800,000 and Nicholas Luff's was increased from (Pounds)270,000.

   Lord Sterling is also Chairman of P&OSNCo and divides his time equally between his roles as Chairman of P&O Princess and P&OSNCo. Lord Sterling was due to retire as Chairman of P&O Princess on 23 October 2002 but agreed to continue his service until P&O Princess concluded its proposed transactions with either Carnival or Royal Caribbean. He will therefore retire from the P&O Princess board and, due notice having been given, his service contract will expire on completion of the DLC transaction.

   Peter Ratcliffe and Nick Luff each have service contracts with P&O Princess which came into effect on 23 October 2000 and which may be terminated by P&O Princess on 12 months' notice. In the case of early termination of their contracts by P&O Princess without cause, these contracts provide for payments in lieu of notice equivalent to 12 months' base salary, benefits and a bonus equivalent to that paid in respect of the year preceding the year in which employment terminates. If the proposed DLC transaction with Carnival is completed, Nick Luff's service contract will be terminated by P&O Princess on this basis with a payment in lieu of notice of (Pounds)583,250. Peter Ratcliffe is currently negotiating certain changes to his service contract which are expected to come into effect on completion of the DLC transaction. The total value of his salary and potential bonus package will remain broadly unchanged at around $2 million per annum. Under the revised contract, it is expected that this will consist of a base salary of $1.1 million plus a potential cash bonus of $450,000 and a potential bonus of $450,000 paid in shares. There will be no matching potential against the share element of the bonus. This compares with current base salary of $832,000 plus potential cash bonus of $416,000, potential share award of $416,000, and potential related matching award also of $416,000.

   The main components of current remuneration for executive directors and, where relevant, the performance criteria on which they are based, are set out below. In agreeing the level of base salaries and the annual performance bonus, the Remuneration Committee takes into consideration the total remuneration available to executives and has the discretion to vary individual elements of the remuneration package.

   Base salary

   Base salaries are set at levels competitive with pay for directors and executives based in similar locations and holding equivalent positions in comparable companies.

   Benefits in kind

   These principally comprise car benefits, life assurance and membership of the P&O Princess group's healthcare insurance schemes. The level of benefits provided to executive directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

   Annual bonus

   The annual bonus earned in any year is dependent on the extent to which performance targets are achieved. Targets for directors, which are common to each director and approved by the Remuneration Committee, are based on the P&O Princess group's earnings per share, as the committee is of the view that this is the most appropriate measure of the performance of the executive directors. The targets, which are set at the beginning of the relevant year based on group budgets, are designed to take account of the anticipated trading environment. For example, in 2002, the targets took account of the difficult trading conditions faced by the P&O Princess group in the aftermath of the terrorist incidents on 11 September 2001. The maximum annual bonus that can be earned by directors is 75 per cent. of base salary (100 per cent. in the case of the Chief Executive Officer). Subject to the discretion of the Remuneration Committee, half of the bonus is paid in cash with the balance awarded in shares as a share award for the purpose of the deferred bonus and co-investment matching plan, as described below.

   Long-term incentive plans

   DEFERRED BONUS AND CO-INVESTMENT MATCHING PLAN

   The deferred bonus and co-investment matching plan provides participants with the opportunity to receive matching awards of shares depending upon the performance of P&O Princess over a specified retention period. Share awards granted to participants are automatically invested in the plan and, in addition, participants may choose to invest all or part of their post-tax cash bonus, or funds from their own resources, into the plan (invested shares) subject to an overall limit on the amount invested in the plan in any one year of 75 per cent. of base salary (100 per cent. in the case of the Chief Executive Officer). An award of shares equivalent to the total of a participant's share award and gross value of invested shares is granted to a participant (a matching award).

   The extent to which a new matching award may be exercised is based on the growth in earnings per share of P&O Princess over the three-year retention period as disclosed in the audited financial statements. If P&O Princess achieves earnings per share growth of 15 per cent. over this period, participants will be entitled to exercise 25 per cent. of their matching award. If earnings per share growth is 50 per cent., the entire matching award may be exercised. For growth between 15 per cent. and 50 per cent., the extent to which a matching award may be exercised is determined on a straight-line basis between these points. Generally, the matching award may only be exercised if the share award and invested shares are retained throughout the retention period. The remuneration committee, which regularly reviews these performance thresholds, believes that they provide appropriately stretching targets taking account of P&O Princess, its competitors and the nature of the industry in which it operates. Retention periods of awards granted under the plan were two years long but, in June 2002 on the recommendation of the Remuneration Committee, the board agreed that all future awards would have retention periods of three years. In addition, the retention period of existing awards held by executive directors was extended to three years. The Remuneration Committee did not consider it appropriate to adjust the performance targets for existing awards following extension of the retention periods. Consequently, the thresholds at which participants will be able to exercise between 25 per cent. and 100 per cent. of existing matching awards remain the achievement by P&O Princess of earnings per share growth of between 10 per cent. and 40 per cent. respectively over the relevant performance period. However, if the proposed DLC transaction with Carnival is completed, all matching awards granted prior to 2003 and outstanding at completion will be immediately exercisable in full.

   EXECUTIVE SHARE OPTION PLAN

   Options at market value at the date of grant are granted to eligible employees based on guidelines approved by the Remuneration Committee. These guidelines govern the total number of options which may be granted and the frequency of awards and ensure that the progression to maximum awards is within individual and overall limits authorised by shareholders, so phasing grants of options to executives over a number of years.

   Options granted to directors may not be exercised unless the growth in P&O Princess' earnings per share over a period of at least three years from grant, as disclosed in the audited financial statements, exceeds the growth in an appropriate recognised index of retail prices by an average of at least 3 per cent. per annum. The Remuneration Committee, which regularly reviews performance criteria, believes targets based on earnings per share growth to be the most suitable in assessing performance of the executive directors and considers this target to be appropriate in the context of the aims of the board's remuneration policy. Options granted to other executives are not subject to any performance condition. If the proposed DLC transaction with Carnival is completed, all share options outstanding at completion will vest and any performance conditions will cease to apply.

   To ensure appropriate phasing of grants of share options, the value of shares under option granted to directors and certain other senior executives in any year is normally limited to 150 per cent. of base salary. Lower limits apply to other executives. The Remuneration Committee reserves the right to vary these limits if it determines that exceptional circumstances exist.

   Lord Sterling receives no pension benefits in respect of his service with P&O Princess except for the provision of life assurance, his service contract with P&O Princess does not entitle him to receive any other benefits.

   Peter Ratcliffe is a member of the P&O Princess Cruises Pension Scheme in the UK. He accrues pension rights under this scheme at a rate of up to 1/45th of final salary for each year of service. For this purpose, final salary is the basic salary received in the final 12 months of service. When in payment the pension will be increased each year in line with the increase in the UK Retail Prices Index, up to a maximum of 5 per cent. Normal retirement age is 60. On death, a spouse's or dependant's pension equal to two thirds of the member's pension is paid. In the event of early voluntary retirement before the age of 55, a pension is paid equal to two-thirds of final salary, reduced pro rata for actual service compared with potential service to age 60. In the event of compulsory early retirement, or voluntary early retirement after the age of 55, a pension is paid equal to two-thirds of final salary.

   Peter Ratcliffe is also a member of the Princess Cruises Supplemental Executive Retirement Plan in the United States (the "Supplemental Plan"). This Supplemental Plan provides pension benefits to supplement benefits received from certain other plans, including benefits from the P&O Princess Cruises Pension Scheme described below. The overall effect of these plans, including the Supplemental Plan, is to provide, on retirement, a pension of 65 per cent. of final salary, subject to having completed 15 years service. For this purpose, final salary is the average basic salary for the five years immediately preceding retirement and Peter Ratcliffe's service commenced on 1 September 1986. For service of less than 15 years, the pension is reduced pro rata, and there is an actuarial reduction if pension is drawn under the age of 55 following voluntary early retirement. The normal retirement age is 60. The pension is payable in full to the member or, on his death, to his spouse. Benefits from the P&O Princess Cruises Pension Scheme can exceed those resulting from the overall figures under the Supplemental Plan in which case no further amounts are paid under the Supplemental Plan.

   Nicholas Luff is a member of the P&O Princess Cruises Pension Scheme. The benefits that he can receive from the scheme are restricted by an earnings cap which is currently (Pounds)97,200. He accrues pension rights under the scheme at a rate of 1/82nd of the earnings cap for each year of service. The same provisions as for Peter Ratcliffe apply in respect of increases in pensions, retirement age and spouse's or dependant's pension. In addition to the benefits from the P&O Princess Cruises Pension Scheme, a funded unapproved retirement benefit scheme has been established for Nicholas Luff. This scheme operates on a defined contribution basis. P&O Princess makes annual contributions to this scheme of 25 per cent. of basic salary, less 9 per cent. of the earnings cap. Princess or by P&O Princess giving 12 months' notice.

   The non-executive directors of P&O Princess are Sir John Parker, Baroness Hogg, Peter Foy and Horst Rahe. Non-executive directors do not have service contracts, but instead have a letter or agreement setting out the terms and conditions of their appointment. Each of the non-executive directors has been appointed for an initial term of five years, although the appointment may be terminated by either the director or P&O Princess giving 12 months' notice. In addition, the appointments are subject to the provisions of P&O Princess' articles of association.

   The fees payable to each non-executive director, and the date on which their appointment commenced, are summarised below:

                                                             Commencement of
                                              Annual Fee       Appointment
  Sir John Parker - until 25 September 2002 (Pounds) 25,000 18 September 2000
   - from 26 September 2002................ (Pounds)130,000
  Baroness Hogg............................ (Pounds) 32,500 18 September 2000
  Peter Foy - until 25 September 2002/(1)/. (Pounds)130,000 18 September 2000
   - from 26 September 2002................ (Pounds) 32,500
  Horst Rahe............................... (Pounds) 25,000 16 May 2001

--------
(1)Peter Foy's annual fee increased from (Pounds)32,500 to (Pounds)130,000 on 4 October 2001 in respect of his appointment as deputy chairman.

   Non-executive directors receive a basic fee of (Pounds)25,000 and an additional fee of (Pounds)7,500 per annum if they serve as chairman of any board committees. From 4 October 2001 until 26 September 2002, Peter Foy received fees at a total annual rate of (Pounds)130,000, representing fees payable as a non-executive director and as deputy chairman. Following his decision to step down from the position of deputy chairman on that date, the fee payable to him was reduced accordingly and Sir John Parker, who took up the appointment, received fees at the rate of (Pounds)105,000 per annum in addition to fees payable as a non-executive director. If the proposed DLC transaction with Carnival is completed, Baroness Hogg's and Sir John Parker's remuneration will be brought into line with Carnival's fee arrangements with its non-executive directors, described in (b)(ii) of this paragraph 8.

   If the proposed DLC transaction with Carnival is completed, Sir John
   Parker's appointment as deputy chairman of the board will terminate automatically, without any notice having to be given, and the appointments of Peter Foy and Horst Rahe as non-executive directors will be terminated by the Company with payments of (Pounds)32,500 and (Pounds)25,000, respectively.

   The non-executive directors do not receive any pension benefits from the company.

(b)Carnival

   Except as disclosed in this paragraph 8 there are no other service contracts (as defined under the UK Listing Authority's listing rules as being a service contract with a notice or contract period of one year or more or with provisions for predetermining compensation or termination or amount which equals or exceeds one year's salary and benefits in kind) between any Carnival director or any of the persons listed in paragraph 2(b)(iii) above and Carnival or any of its subsidiaries and no such contract has been entered into or amended within 6 months of the date of this document. There are expected to be no changes to the emoluments of those Carnival directors who will continue to be directors of Carnival after the DLC transaction completes.

   Each of the following directors of Carnival named below who will continue to be directors of Carnival following the implementation of the DLC structure or, in the case of Pier Foschi, who is an executive officer and will become a director, was entitled to the relevant remuneration and benefits described below, in respect of the financial year ended 30 November 2002:

   The following table sets forth all compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and its four other most highly compensated executive officers for each of the years ended 30 November 2002, 2001 and 2002.

    (i)Executive Officers

                                        Annual Compensation                      Long Term Compensation Awards
                                                               Other                       Number of
                                                              Annual       Restricted      Securities          All
                                                              Compen-         Stock        Underlying         Other
Name and Principal Position Year Salary($)    Bonus($)     sation($)/(1)/ Awards($)/(2)/ Options(#)/(3)/ Compensation($)
  Micky Arison              2002 $501,000  $1,675,000              --      $1,549,500       120,000              --
    Chairman, CEO           2001  501,000   1,675,000         $72,000       1,570,200       120,000              --
    and Director            2000  501,000   1,450,000          51,500       1,785,000       240,000              --

  Howard S. Frank           2002  409,000   1,645,000              --       1,291,250       100,000              --
    Vice Chairman, COO      2001  408,000   1,645,000                       1,308,500       100,000              --
    and Director            2000  412,000   1,430,000                       1,487,500       200,000              --

  Robert H. Dickinson       2002  411,000   1,264,300/(4)/         --       1,028,000            --              --
   President and COO of     2001  410,000   1,327,300/(4)/                  1,312,500       160,000              --
    CCL and Director        2000  411,000   1,126,500/(4)/                    757,500       160,000              --

  A. Kirk Lanterman         2002  214,000   2,425,000/(5)/         --              --            --          15,700/(6)/
    Chairman and CEO of     2001  214,000   3,223,000/(5)/                         --            --          13,600/(6)/
    HAL-Westours Inc.       2000  214,000   3,597,000/(5)/                         --            --          17,000/(6)/
    and Director

  Pier L. Foschi /(7)/      2002  769,000     472,600/(8)/         --              --        50,000              --
    Chairman and CEO of     2001  573,000     890,000/(8)/                         --        50,000              --
   Costa Crociere S.p.A.    2000  561,000     912,000/(8)/                         --        50,000              --
--------

     (1)Represents the fair market value of personal use of corporate aircraft. For the other named executive officers listed in the table, personal benefits for each executive officer did not exceed the lesser of $50,000 or 10% of such executive officer's total annual salary and bonus for the years ended 30 November 2001 and 2000, respectively.
     (2)Represents the value, based on the closing market price of the common stock on the New York Stock Exchange on the date of grant. As of 29 November 2002, Messrs. Arison, Frank and Dickinson owned 300,000 shares, 250,000 shares and 200,000 shares of restricted common stock, respectively. Neither Mr. Lanterman nor Mr. Foschi owned any shares of restricted common stock. At 29 November 2002, based on the closing price of the common stock on such date of $28.05, such restricted shares of common stock owned by Messrs. Arison, Frank and Dickinson had a value of $8,415,000, $7,012,500 and $5,610,000, respectively. The restricted shares of common stock held by such executive officers have the same rights with respect to dividends and other distributions as all other outstanding shares of our common stock.
     (3)No stock appreciation rights were granted to any of the named executive officers. With the exception of Mr. Dickinson, Carnival typically grants options to executive officers during the first quarter of each year in recognition of services rendered for the preceding fiscal year. As a result, the options shown in the table above as granted to Messrs. Arison and Frank for fiscal 2000, one-half of the options granted to Mr. Dickinson for fiscal 2000 and the options granted to Mr. Foschi for fiscal 2000 were actually granted during the first quarter of the following year, but were deemed earned for services rendered in the fiscal year indicated. However, for fiscal 2001 Carnival made the annual grants to Messrs. Arison, Frank and Foschi in October 2001 instead of the first quarter of 2002 for services rendered in fiscal 2001. Mr. Dickinson's options are granted in August of each year pursuant to his Executive Long-Term Compensation Agreement described below. During fiscal 2001, Mr. Dickinson received 80,000 options in October 2001 in lieu of receiving his annual grant in August 2002.
     (4)Represents payments to Mr. Dickinson pursuant to the 1994 Carnival Cruise Lines Key Management Incentive Plan (the "CCL Plan") which allows key management employees of CCL to participate in an incentive award pool. For fiscal 2002, the incentive pool was 1.48% of (i) the consolidated net income of CCL ("CCL Net Income") for the year ended 30 November 2002, minus (ii) $188,355,000. For fiscal 2001,the incentive pool was 1.60% of (i) CCL

        Net Income for the year ended 30 November 2001, minus (ii) $188,355,000. For fiscal 2000, the incentive award pool was 1.64% of
        (i) CCL Net Income for the year ended 30 November 2000, minus (ii) $188,355,000.
     (5)Represents amounts payable to Mr. Lanterman under an arrangement pursuant to which he receives a bonus based on a specified percentage of the consolidated net income of HAL Antillen N.V., a subsidiary of Carnival.
     (6)Represents amounts paid on behalf of Mr. Lanterman pursuant to the Holland America Line Inc. Profit Sharing Plan (the "Profit Sharing Plan") and the Holland America Line Inc. Employee Savings Plan (the "Savings Plan"). The amounts paid or accrued to Mr. Lanterman under the Profit Sharing Plan in fiscal 2002, 2001 and 2000 were $12,000, $10,200 and $13,600 respectively. The employer contributions made on behalf of Mr. Lanterman under the Savings Plan for fiscal 2002, 2001 and 2000 were $3,700, $3,400 and $3,400 respectively. The Profit Sharing Plan and the Savings Plan are generally available to all employees of HALW.
     (7)Mr. Foschi's compensation was payable in Italian lira in fiscal 2000 and 2001 and in euro in fiscal 2002. His compensation has been translated to U.S. dollars at the average exchange rate of the dollar for each fiscal year.
     (8)Represents amounts payable to Mr. Foschi under an agreement pursuant to which he receives a bonus contingent upon the net income of Costa Crociere S.p.A., a subsidiary of Carnival ("Costa Crociere"), reaching certain predetermined levels. Prior to Carnival's acquisition of the remaining 50% of Costa Crociere it did not own in September 2000, Carnival owned 50% of Costa Crociere.

(ii) Non-executivedirectors

    Reason for remuneration           Richard Capen Arnold Donald Modesto Maidique Stuart Subotnick Uzi Zucker
   Annual director retainer              $38,000       $38,000        $38,000          $38,000       $38,000
    Board meeting attendance fees          8,000         8,000          8,000            8,000         8,000
    Committee meeting attendance fees     13,000        11,000          9,000           15,000        15,000
                                         -------       -------        -------          -------       -------
   Total Remuneration in 2002            $59,000       $57,000        $55,000          $61,000       $61,000
                                         =======       =======        =======          =======       =======

   Annual director retainer              $38,000       $38,000        $38,000          $38,000       $38,000
    Board meeting attendance fees          8,000         8,000          6,000            2,000         8,000
    Committee meeting attendance fees      6,000         4,500          4,000            5,000         8,000
                                         -------       -------        -------          -------       -------
   Total Remuneration in 2001            $52,000       $50,500        $48,000          $45,000       $54,000
                                         =======       =======        =======          =======       =======

   Annual director retainer              $38,000            --        $38,000          $38,000       $38,000
    Board meeting attendance fees          8,000            --          6,000            6,000         8,000
    Committee meeting attendance fees      6,000            --          4,000            7,000         8,000
                                         -------       -------        -------          -------       -------
   Total Remuneration in 2000            $52,000       $    --        $48,000          $51,000       $54,000
                                         =======       =======        =======          =======       =======

   The following table details Carnival's arrangements with its non-executive directors, as of 7 January 2003:

                            Board Member Audit Committee Other Committees
                                          Chair   Member Chair    Member
          Annual Retainer     $40,000    $10,000  $5,000 $5,000   $2,500

          Attendance Fee
          Meeting in Person     5,000      2,500   2,500  2,000    2,000
          By Phone              2,000      1,000   1,000  1,000    1,000

   Pursuant to the terms of a letter agreement dated 28 May 2002 (the "Agreement"), governed by Italian law, Mr. Foschi's appointment as Chairman and Managing director of Costa Crociere S.p.A. ("Costa") was effective from 1 May 2002 until the date of approval by the shareholders meeting of Costa's financial statements for the fiscal year ending on 30 November 2004.

   If the Agreement is terminated for reasons other than for cause, or, for breach of certain terms of the Agreement, or, if Mr. Foschi is incapacitated for a period exceeding 12 months in any 24 consecutive calendar months, then he is entitled to a contractual sum. If the Agreement is terminated in such a way, within 18 months of 1 May 2002, then Mr. Foschi is entitled to three times his annual fee and bonus for Costa's last fiscal year. If the Agreement is terminated in such a way after 18 months of May 2002, then Mr. Foschi is entitled to one and a half times his annual fee and bonus for Costa's last fiscal year. If the Agreement is terminated by Mr. Foschi as a result of a direct or indirect change of control of Costa, without him entering into an alternative contractual arrangement with Costa or the new controlling group, he is entitled to receive three times his annual fee and bonus for Costa's last fiscal year. If Mr. Foschi resigns from the office of director for cause prior to the expiration of the term of the agreement, he is entitled to receive 50 per cent. of his annual fee and bonus for Costa's last fiscal year.

   In summary, Mr. Foschi's annual fee and bonus consists of: (i) (Euro)657,000 compensation (gross of the applicable withholding tax and social security contributions); (ii) a further (Euro)115,000 as specific compensation for the non-competition provisions in the Agreement; and (iii) a performance related bonus consisting of a base bonus of (Euro)440,000 together with an additional percentage of that base amount represented by the percentage increase in the adjusted consolidated net income for Costa, in comparison to the previous year, subject to a limit of a cumulative 15 per cent. per year on a compounded basis. Both (i) and (ii) may be increased at the discretion of the board of directors of Costa. Under the terms of the Agreement Mr. Foschi is also entitled to the use of a company car (all maintenance, fuel and insurance costs will be borne by Costa), to insurance policies covering the risk of death, illness and permanent disability, and to accommodation in Genoa or nearby in accordance with terms to be agreed between him and Costa.

   Pursuant to the terms of a retirement and consulting agreement between Carnival and A. Kirk Lanterman, governed by Washington state law, dated 5 November 2002 (the "Retirement and Consulting Agreement") and in consideration for past services and for future consulting services, Mr. Lanterman is entitled to receive annual compensation of U.S.$1,842,324 for a period of fifteen years following the date of his retirement from Carnival and various of its wholly owned subsidiaries related to the Holland America Line business (the "Companies"). In the event of Mr. Lanterman's death prior to his retirement from Carnival or prior to the fifteenth anniversary of the date of his retirement from the Companies, the unpaid balance of his total compensation, namely U.S.$27,634,860, shall be paid to his estate within 30 days of his death. Under the Retirement and Consulting Agreement, Mr. Lanterman agrees to perform consulting services for the Companies, on their specific request, on such dates, for such time and at such locations as shall be agreeable to Mr. Lanterman, for not more than five hours in any calendar month (without Mr. Lanterman's consent). Carnival and various of its wholly owned subsidiaries related to the Holland America Line business will reimburse him for any out-of-pocket expenses incurred by him in the performance of such services.

9.  Litigation

(a)P&O Princess

   Except as set out in this paragraph 9(a), there are no, nor have there been any, legal or arbitration proceedings (including any proceedings which are pending or threatened of which P&O Princess is aware) which may have, or may have had during the previous 12 months, a significant effect on the financial position of the P&O Princess group.

   An Italian subsidiary of P&O Princess made a claim for a tax allowance for the 1995 financial year under the Italian Tremonti law, reducing taxable profits by just over 250 billion Lire. Qualification for the allowance is dependent on ownership of relevant assets. The subsidiary in question bare-boat chartered a vessel it owned to a fellow subsidiary. In December 2001, the Italian tax authorities submitted an assessment for tax of
   (Euro)70.7 million (U.S.$74 million) with penalties of (Euro)70.7 million (U.S.$74 million) on the grounds that the subsidiary had finance leased rather than chartered the vessel and therefore did not qualify for such an allowance. The Italian subsidiary has appealed against the assessment and the outcome of court proceedings in the Low Tax Court of Palermo is awaited. The P&O Princess board, who has been so advised by its Italian advisers, believes that the relevant assets were owned and not subject of a finance lease and that the allowance is due.

   Princess Cruises is a party to a purported class action litigation relating to alleged inappropriate assessing of passengers with certain port charges in addition to their cruise fare. The plaintiffs have not claimed a specific damage amount but settlement of this litigation had been agreed in principle with the plaintiffs for coupons for future travel in amounts between $5 and $24 with a total face value of approximately $13.4 million. However, on 17 January 2002, a Los Angeles Superior Court Judge ruled that he would not consider the class-wide settlement agreed by the parties on the grounds that he had previously ruled that there was no appropriate class. Plaintiffs appealed the ruling and the Court of Appeal upheld the ruling in Princess' favour. Plaintiffs then petitioned for rehearing, which was denied. As a result of this ruling, the case should be returned to the trial court for resolution as a non-class action case. At this point, the P&O Princess board does not believe that a material liability will arise with respect to this case and no provision has been made in the accounts for this contingency. However, if there is a settlement, there can be no guarantee that it would be of an amount previously indicated.

   In the normal course of business, various other claims and lawsuits have been filed or are pending against P&O Princess. The majority of these claims and lawsuits are covered by insurance. P&O

   Princess management believes the outcome of any such suits which are not covered by insurance, would not have a material adverse effect on P&O Princess' financial statements.

(b)Carnival

   Save as set out in this paragraph 9(b), there are no, nor have there been any, legal or arbitration proceedings (including any proceedings which are pending or threatened of which P&O Princess is aware) which may have, or have had during the previous 12 months, a significant effect on the financial position of the Carnival group.

   Several actions (collectively, the "ADA Complaints") have been filed against Costa, Cunard and Holland America Tours alleging that they violated the Americans with Disabilities Act by failing to make certain cruise ships accessible to individuals with disabilities. The plaintiffs seek injunctive relief to require modifications to certain vessels to increase accessibility for disabled passengers, and fees and costs. Costa and the plaintiffs have agreed to settle this action pursuant to an agreement that Costa will make certain modifications to four of its ships with an option to include other ships in the settlement agreement. This agreement is subject to court approval. The plaintiffs in the Cunard ADA Complaint have agreed to dismiss the complaint without prejudice pending settlement negotiations which are ongoing. Holland America Tours is in ongoing settlement negotiations with the plaintiffs.

   Three actions filed on 4 March 2002, 15 April 2002 and 14 May 2002, respectively (collectively, the "Facsimile Complaints"), were filed against Carnival on behalf of purported classes of persons who received unsolicited advertisements via facsimile, alleging that Carnival and other defendants distributed unsolicited advertisements via facsimile in contravention of the U.S. Telephone Consumer Protective Act. The actions relate to facsimiles received on 6 August 2001, during the period of two years prior to 15 April 2002 and during the period from 1 January 1997. The plaintiffs seek to enjoin the sending of unsolicited facsimile advertisements and statutory damages. Such damages are generally assessed, in such cases, to be $500 for each unsolicited fax (the fines may be trebled in cases involving willful and knowing violations). However, the plaintiffs have not alleged the number of facsimiles sent and received in any of the pleadings. Accordingly, it is not possible to calculate the total value of these actions. The class has not been certified in any proceedings and the actions are currently in the initial stages of discovery. The advertisements referred to in the Facsimile Complaints were not sent by Carnival, but rather were distributed by a professional faxing company at the behest of travel agencies that referenced a CCL product. Carnival does not advertise directly to the travelling public through the use of facsimile transmission.

   The ultimate outcomes of the pending ADA and Facsimile Complaints cannot be determined at this time. Carnival believes that it has meritorious defences to these claims and, accordingly, Carnival intends to vigorously defend against these actions.

   Several actions filed in the U.S. District Court for the Southern District of Florida against Carnival and four of its executive officers on behalf of a purported class of persons who purchased Carnival shares were consolidated into one action in Florida (the "Stock Purchaser Complaint"). The plaintiffs have claimed that statements Carnival made in public filings violated federal securities laws and seek unspecified compensatory damages and attorney and expert fees and costs. On 12 September 2002, a magistrate judge recommended that Carnival's motion to dismiss the Stock Purchaser Complaint be granted and that the plaintiffs' amended complaint be dismissed without prejudice. The magistrate judge found that the amended complaint failed properly to allege a cause of action under the securities laws. However, because it was dismissed without prejudice, the plaintiffs may file a new amended complaint.

   On 16 January 2003, the parties executed a memorandum of understanding, which is an agreement in principle to settle the Stock Purchaser Complaint. The settlement is subject to the parties preparing a formal stipulation of settlement, performing confirmatory discovery and obtaining judicial approval. The memorandum of understanding requires certification of a temporary settlement class consisting of all persons who purchased Carnival's common stock between 28 July 1998 and 28 February 2000. The settlement amount agreed to is $3.4 million, of which a substantial portion will be covered by insurance and which includes plaintiffs' attorneys fees. Allocations of the settlement monies amongst the class members is to be determined by the plaintiffs' counsel. Currently, no date has been set for the hearing confirming the settlement and the parties are finalising the stipulation of settlement and discovery schedule.

   In February 2001, Holland America Line-U.S.A, Inc. ("HAL-USA"), Carnival's wholly-owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America ships in Alaska. HAL-USA responded to the subpoena. The ultimate outcome of this matter cannot be determined at this time.

   On 17 August 2002, an incident occurred in Juneau, Alaska onboard Holland America's Ryndam involving a wastewater discharge from the ship. As a result of this incident, various Ryndam ship officers have received grand jury subpoenas from the Office of the U.S. Attorney in Anchorage, Alaska requesting that they appear before a grand jury. One of these subpoenas also requests the production of Holland America documents, which Holland America is producing. If the investigation results in charges being filed, a judgment could include, among other forms of relief, fines and debarment from federal contracting, which would prohibit operations in Glacier Bay National Park and Preserve during the period of debarment. The State of Alaska is separately investigating this incident. The ultimate outcome of these matters cannot be determined at this time.

   Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a (Euro)79 million denominated contract for the conversion and lengthening of the ship. Costa has also given notice of termination of the contact. It is now expected that the arbitration tribunal's decision will be made in mid-2004 at the earliest. In the event that an award is given in favour of Cammell Laird, the amount of damages which Costa will have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

   In the normal course of Carnival's business, various other claims and lawsuits have been filed or are pending against it. Most of these claims and lawsuits are covered by insurance. Carnival believes the ultimate outcome of any such actions, which are not covered by insurance, are not expected to have a material adverse effect on its financial statements.

10.Related party transactions

   Transactions by Horst Rahe

   On 18 December 2002, Deutsche Seereederei GmbH ("DS"), a company wholly-owned by Mr Horst Rahe and his family, entered into a share sale agreement (the "Agreement") with Commerzbank AG ("Commerzbank") for German tax-planning purposes. The Agreement is in respect of the 11,366,415 ordinary shares of P&O Princess owned by DS (the "Relevant Shares") which comprise 1.64 per cent. of the total of, and the whole of Mr Rahe's interest in, the issued share capital of P&O Princess. It will result in DS disposing of its interest in the Relevant Shares on 23 June 2003, or earlier if it so elects, but until then, through DS, Mr Rahe retains full economic interest in the Relevant Shares.

   Under the Agreement, on 18 December 2002, DS transferred the Relevant Shares to Commerzbank for (Pounds)50,580,547 ((Pounds)4.45 per share). At the same time, DS entered into a total return swap agreement with Commerzbank under which the Relevant Shares will be valued on 23 June 2003 or earlier, if DS so elects (the "Valuation Date"). To the extent that the valuation of the Relevant Shares on the Valuation Date (the "Final Price") exceeds (Pounds)4.478 per share (the "Initial Price"), Commerzbank will pay the difference to DS. Conversely, if the Final Price is less than the Initial Price, DS will pay the difference to Commerzbank. Any dividends receivable in respect of the Relevant Shares prior to the Valuation Date will be for the benefit of DS.

   Under the total return swap agreement, the Valuation Date will not be earlier than the P&O Princess EGM. Furthermore, Commerzbank has irrevocably agreed with P&O Princess that at the P&O Princess EGM it will exercise the votes attaching to the Relevant Shares it then holds in accordance with the P&O Princess board's recommendation to shareholders.

   In a related transaction on 18 December 2002, DS assigned its right to receive deferred consideration from POPCIL, in respect of the purchase by POPCIL of Aida Cruises Limited pursuant to a sale and purchase agreement dated 25 September 2000, to Paradies Touristik AG ("PT"). PT is a Swiss company also wholly-owned by Mr Rahe and his family.

   Further, in July 2002 POPCIL entered into, on an arms-length basis, a lease on an office property in Germany with a company in which Horst Rahe has an interest. The lease is for a term of ten years, commencing in 2004, with options to extend. The rent payable under the lease each year varies over the term of the lease, within the range (Euro)350,000 to (Euro)500,000. These figures are net of relevant regional government grants.

11.Working capital

   The current directors of P&O Princess and the proposed directors of P&O Princess who will assume their position upon completion of the DLC transaction are each of the opinion that, taking into account existing bank and other facilities, the working capital available to the Combined Group is sufficient for the Combined Group's present requirements, that is, for at least 12 months following the date of this document.

12.Significant change

(a)Carnival

   Except as disclosed under the heading "Trading and Prospects" in Section 4, there has been no significant change in the financial or trading position of Carnival which has occurred since 30 November 2002, the date to which Carnival's latest audited accounts were prepared.

(b)P&O Princess

   Except as disclosed under the heading "Trading and Prospects" in Section 4, there has been no significant change in the financial or trading position of P&O Princess which has occurred since 31 December 2002, the date to which P&O Princess' latest audited accounts were prepared.

13.Transaction costs

   Carnival expects to incur costs, charges and expenses relating to the DLC transaction and the Partial Share Offer of approximately $60 million. P&O Princess expects to incur costs, charges and expenses relating to the DLC transaction and the Partial Share Offer, including costs relating to the previously proposed DLC combination with Royal Caribbean, of approximately $83.5 million. In addition, P&O Princess has paid a fee of $62.5 million to Royal Caribbean relating to the termination of the implementation agreement relating to the previously proposed DLC combination with Royal Caribbean.

14.Consents

(a)Each of Merrill Lynch and UBS Warburg has given and has not withdrawn its written consent to the issue of this document with the inclusion of and the references to its name in the form and context in which they appear.

(b)Each of Schroder Salomon Smith Barney and Credit Suisse First Boston has given and has not withdrawn its written consent to the issue of this document with the inclusion of and the references to its name in the form and context in which they appear.

(c)PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its report on Part B of Section 2 and the references to its name in the form and context in which they appear.

(d)KPMG Audit Plc has given and has not withdrawn its written consent to the inclusion in this document of its reports in Part B of Section 3 and Part B of Section 4 and the references to its name in the form and context in which they appear.

15.Miscellaneous

(a)No agreement, arrangement or understanding (including any compensation arrangement) exists between Carnival or any party acting in concert with Carnival and any of the directors, recent directors, shareholders or recent shareholders of P&O Princess which has any connection with, or dependence on, or which is conditional upon the outcome of the Partial Share Offer.

(b)There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the P&O Princess shares or ADSs to be acquired pursuant to the Partial Share Offer will be transferred to any person, but Carnival reserves the right to transfer any such shares or ADSs to any member of the Carnival group.

(c)The total emoluments receivable by the directors of Carnival will not be varied as a direct result of the implementation of the DLC proposal.

(d)Neither the payment of interest on, nor the repayment of, nor the security for, any liability (contingent or otherwise) of Carnival will depend on any significant extent on the business of P&O Princess.

(e)Unless otherwise stated, share prices for Carnival and P&O Princess are taken from Bloomberg.

(f)The (Pounds):$ exchange rates for various dates are taken from Bloomberg.

(g)The DLC "look through" value is based upon the Carnival closing price on 12 March 2003 of $20.75 and the 693,605,328 P&O Princess shares in issue at 12 March 2003 (the last practicable date prior to publication of this document) as per P&O Princess' filed forms 88(2) with the Registrar of Companies.

(h)The holdings of the equity in the Combined Group are based on 586,969,154 Carnival ordinary shares, par value $0.01, in issue as per the Annual Report of Carnival dated 30 November 2002 and the 693,605,328 P&O Princess shares in issue as at 12 March 2003 (the last practicable date prior to publication of this document) as per P&O Princess' filed forms 88(2) with the Registrar of Companies.

(i)References to Carnival's credit ratings are based upon FitchRatings, 29 October 2002, Moody's Investor Services, 14 November 2002, and Standard & Poor's Ratingsdirect, 25 October 2002.

(j)References to P&O Princess' credit ratings are based upon FitchRatings, November 2002, Moody's Investor Services, 29 July 2002, and Standard & Poor's Ratingsdirect, 25 October 2002.

16.Documents available for inspection

   Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS during usual business hours on any weekday (Saturdays and public holiday excepted) until the date of completion of the DLC transaction:

(i) the existing and proposed articles of incorporation and by-laws of Carnival;

(ii)the existing and proposed memorandum and articles of association of P&O Princess;

(iii)the audited consolidated accounts of Carnival for the financial years ended 30 November 2000, 30 November 2001 and 30 November 2002;

(iv)the audited consolidated accounts of P&O Princess for the years ended 31 December 2000, 31 December 2001 and 31 December 2002;

(v) the directors service contracts referred to in paragraph 8 of this Section
    8;

(vi)the material contracts referred to in paragraph 7 of this Section 8;

(vii)the listing particulars issued by P&O Princess dated 26 September 2000;

(viii)the material contracts referred to in the P&O Princess circular dated 27 December 2001 published in connection with a proposed combination with Royal Caribbean, and not otherwise summarised in this document, namely, the Implementation Agreement (described in section 7 of that Circular), the Joint Venture Agreement and the Royal Caribbean Major Stockholders' Voting Agreement and Proxies, none of which are now relevant following the Termination Agreement described in paragraph 7(b)(x) of this Section 8;

(ix)copies of the reports from KPMG Audit Plc and PricewaterhouseCoopers LLP set out in Part B of Section 3 and Part B of Section 4, and Part B of
    Section 2, respectively, of this document;

(x) the written consents referred to in paragraph 14 of this Section 8;

(xi)the Carnival Deed of Guarantee in draft form referred to in paragraph 7.2 of Section 6 of this document;

(xii)the P&O Princess Deed of Guarantee in draft form referred to in paragraph
     7.1 of Section 6 of this document;

(xiii)the Equalisation and Governance Agreement in draft form referred to in paragraph 3 of Section 6 of this document;

(xiv)the SVE Special Voting Deed in draft form referred to in paragraph 6 of
     Section 6 of this document;

(xv)the Carnival Corporation Deed in draft form referred to in paragraph 7 of
    Section 6 of this document;

(xvi)full lists of the aggregated dealings set out in paragraph 4 of this
     Section 8;

(xvii)Carnival proxy statement/prospectus dated 17 March 2003;

(xviii)Partial Share Offer document dated 17 March 2003; and

(xix)this document.

17 March 2003

                                  DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Buy-Back"                               a purchase by Carnival of P&O Princess shares, a
                                         purchase by P&O Princess of Carnival shares, a
                                         purchase by P&O Princess of its own shares or a
                                         reduction by P&O Princess of its issued share capital

"Carnival"                               Carnival Corporation

"Carnival articles"                      the articles of incorporation of Carnival as amended by
                                         the resolution set out in the Carnival proxy statement
                                         relating to the DLC transaction and to be proposed at
                                         the Carnival Special Meeting

"Carnival by-laws"                       the by-laws of Carnival as amended by the resolution
                                         set out in the Carnival proxy statement relating to the
                                         DLC transaction and to be proposed at the Carnival
                                         Special Meeting

"Carnival convertible securities"        the $600,000,000 2 per cent. Convertible Senior
                                         Debentures due 2021 and the $1,051,175,000 Liquid
                                         Yield Option Notes(TM) due 2021 (zero coupon - senior), in each case issued by Carnival

"Carnival Corporation Deed"              the deed to be executed by Carnival in favour of P&O
                                         Princess shareholders described in paragraph 7 of Part
                                         B of Section 5

"Carnival Deed of Guarantee"             the deed of guarantee to be executed by Carnival
                                         pursuant to the terms of the Implementation Agreement

"Carnival equalisation share"            a share which may be issued by Carnival to a member
                                         of the P&O Princess group and which is described in
                                         paragraph 5.3 of Part C of Section 5

"Carnival group"                         Carnival, its subsidiaries and its subsidiary undertakings

"Carnival shares"                        shares of common stock of Carnival with a par value of
                                         $0.01 per share

"Carnival Special Meeting"               the special meeting of Carnival shareholders to be held
                                         on 14 April 2003

"Carnival Special Voting Entity"         the holder of the Carnival special voting share

"Carnival special voting share"          the special voting share with a par value of U.S. $0.01 in the capital of Carnival

"Carnival SVE Owner"                     The Law Debenture Trust Corporation p.l.c.

"certificated" or "in certificated form" a share or other security which is not in uncertificated form (that is, not in CREST)

''class rights actions''                 actions in respect of which holders of P&O Princess
                                         shares and Carnival shares may have divergent
                                         interests and which are listed in paragraph 3.5.3 of
                                         Section 6

"CLIA"                                   Cruise Lines International Association

"Combined Group"           the P&O Princess group and the Carnival group after the
                           DLC structure has been implemented

"Companies Act"            the UK Companies Act 1985, as amended

"competing proposal"       the announcement by a third party of a firm intention
                           (whether or not subject to a pre-condition) to make an
                           offer, in accordance with the Takeover Code, for P&O
                           Princess (including a proposal for a dual listed company
                           with P&O Princess) which offer, in Carnival's reasonable
                           opinion, acting in good faith and after consultation with
                           its financial advisers, the nature of such advice having
                           been communicated to P&O Princess, is likely to be
                           more attractive to P&O Princess shareholders than the
                           DLC proposal

''DLC Agreements''         the Equalisation and Governance Agreement to be
                           entered into between P&O Princess and Carnival
                           pursuant to the Implementation Agreement, the SVE
                           Special Voting Deed, the Carnival Deed of Guarantee
                           and the P&O Princess Deed of Guarantee

"DLC principles"           the principles agreed by Carnival and P&O Princess for
                           the implementation, management and operation of the
                           DLC structure, and which are described in Part B of
                           Section 5

"DLC proposal"             Carnival's proposal to form a dual listed company
                           structure with P&O Princess and to make the Partial
                           Share Offer

"DLC structure"            the dual listed company structure created by the DLC
                           documents

"DLC transaction"          the proposed combination of P&O Princess and Carnival
                           under a dual listed company structure in the terms
                           described in this document

"EC"                       the European Commission

"EC Merger Regulation"     Council Regulation (EEC) No 4064/89 of 21 December
                           1989 on the control of concentrations between
                           undertakings, as amended by Council Regulation (EC)
                           No 1310/97 of 30 July 1997

"equalisation ratio"       the ratio of (i) one P&O Princess share to (ii) that
                           number of Carnival shares that has the same right to
                           distributions of income and capital and voting rights as
                           one P&O Princess share

"equalisation share"       the P&O Princess equalisation share or the Carnival
                           equalisation share (as the context may require)

"Exchange Act"             the U.S. Securities Exchange Act of 1934, as amended

"Implementation Agreement" the offer and implementation agreement entered into between P&O Princess and Carnival on 8 January 2003 setting out the terms and conditions for the implementation of the DLC structure and the Partial
                           Share Offer

"Internal Revenue Code"    the U.S. Internal Revenue Code of 1986, as amended

"joint electorate actions" actions in respect of which holders of P&O Princess shares and Carnival shares effectively vote as a unified
                           constituency and which are listed in paragraph 3.5.2 of
                           Section 6

"Joint Venture Agreement"              the agreement entered into by P&O Princess, Royal
                                       Caribbean and JOEX Limited on 19 November 2001
                                       terminated by the termination agreement described in
                                       paragraph 7 of Section 8
"London Stock Exchange"                London Stock Exchange plc
"Matching Action"                      an offer or action which having regard to (i) the then
                                       existing equalisation ratio; (ii) the timing of the offer or action; and (iii) any other relevant circumstances, is in
                                       the reasonable opinion of the boards of Carnival and
                                       P&O Princess financially equivalent (but not necessarily
                                       identical) in respect of, on the one hand holders of
                                       Carnival shares, and on the other hand holders of P&O
                                       Princess shares, and does not materially disadvantage
                                       either company's shareholders
"Merrill Lynch"                        Merrill Lynch International
"Notice of Meeting"                    the notice of the P&O Princess EGM
"NYSE"                                 the New York Stock Exchange, Inc.
"Official List"                        the list maintained by the UK Listing Authority pursuant
                                       to Part VI of the Financial Services and Markets Act
                                       2000
"Panel"                                the Panel on Takeovers and Mergers
"Partial Share Offer"                  the partial share offer by Carnival to acquire up to 20 per cent. of P&O Princess' share capital on the terms and
                                       conditions set out in the Partial Share Offer document
"P&O Princess"                         P&O Princess Cruises plc
"P&O Princess ADRs"                    American Depositary Receipts evidencing title to one or
                                       more P&O Princess ADSs
"P&O Princess ADSs"                    American Depositary Shares, each such share
                                       representing four underlying P&O Princess shares
"P&O Princess articles"                the articles of association of P&O Princess as amended
                                       by the resolution set out in the notice of P&O Princess
                                       EGM relating to the DLC transaction and to be proposed
                                       at the P&O Princess EGM
"P&O Princess Deed of Guarantee"       the deed of guarantee to be executed by P&O Princess
                                       pursuant to the terms of the Implementation Agreement
"P&O Princess EGM"                     the extraordinary general meeting of the P&O Princess
                                       shareholders to be held on 16 April 2003
"P&O Princess Employee Share Incentive the P&O Princess Deferred Bonus and Co-investment
  Plans"                               Matching Plan, and the P&O Princess Executive Share
                                       Option Plan
"P&O Princess equalisation share"      a share which may be issued by P&O Princess to a
                                       member of the Carnival group and which is described in
                                       paragraph 5.3 of Part B of Section 5
"P&O Princess group"                   P&O Princess, its subsidiaries and its subsidiary
                                       undertakings
"P&O Princess memorandum"              the memorandum of association of P&O Princess as
                                       amended by the resolution set out in the Notice of
                                       Meeting relating to the DLC transaction and to be
                                       proposed at the P&O Princess EGM
"P&O Princess memorandum and           the P&O Princess memorandum and the P&O Princess
  articles"                            articles

"P&O Princess share reorganisation"    the proposed share reorganisation of P&O Princess
                                       shares to be voted upon by P&O Princess shareholders
                                       at the P&O Princess EGM, which will consolidate each
                                       3.3289 existing P&O Princess shares of $0.50 into one
                                       reorganised P&O Princess share of $1.66
"P&O Princess shares"                  prior to the implementation of the DLC transaction, the
                                       existing unconditionally allotted or issued and fully paid ordinary shares of $0.50 each in the capital of P&O
                                       Princess (including those represented by P&O Princess
                                       ADSs but not, for avoidance of doubt, such P&O
                                       Princess ADSs) and any further such shares which are
                                       unconditionally allotted or issued and fully paid before
                                       completion of the DLC transaction (or such earlier
                                       date(s) as Carnival may, subject to the Takeover Code,
                                       determine), including any such shares so unconditionally
                                       allotted or issued pursuant to the exercise of options
                                       granted under the P&O Princess employee share
                                       incentive plans and, after the implementation of the DLC
                                       transaction, the unconditionally allotted or issued and
                                       fully paid ordinary shares of U.S. $1.66 each in the
                                       capital of P&O Princess
"P&O Princess special voting share"    the special voting share of (Pounds)1.00 in the capital of P&O
                                       Princess
"P&O Princess Special Voting Trust"    a trust formed under the P&O Princess Special Voting
                                       Trust Agreement
"P&O Princess Special Voting Trust     a voting trust agreement between Carnival and the P&O
  Agreement"                           Princess Trustee
"P&O Princess Trustee"                 The Law Debenture Trust Corporation (Cayman) Limited,
                                       being the holder of the P&O Princess special voting
                                       share
"POPCIL"                               P&O Princess Cruises International Limited, being a
                                       direct wholly owned subsidiary of P&O Princess
"P&OSNCO"                              The Peninsular and Oriental Steam Navigation Company
"Regulations"                          the Uncertificated Securities Regulations 2001
                                       (SI No. 2001/3755)
"Regulatory Information Service"       the Company Announcements Office and/or RNS and/or
                                       any other channel recognised, from time to time, as a
                                       channel for the dissemination of regulatory information by listed companies under the Listing Rules of the UK
                                       Listing Authority
"Royal Caribbean"                      Royal Caribbean Cruises Ltd.
"Schroder Salomon Smith Barney"        Salomon Brothers International Limited trading as
                                       Schroder Salomon Smith Barney. Schroder is a
                                       trademark of Schroder Holdings plc and is used under
                                       licence by Salomon Brothers International Limited
"Securities Act"                       the U.S. Securities Act of 1933, as amended
"special voting share"                 the special voting shares to be issued by each of P&O
                                       Princess and Carnival to enable P&O Princess
                                       shareholders and Carnival shareholders to vote on a
                                       combined basis at meetings of both companies
"SVE Special Voting Deed"              the deed described in paragraph 6 of Section 6;
"subsidiary", "subsidiary undertaking" shall be construed in accordance with the Companies Act
"Takeover Code"                        the UK City Code on Takeovers and Mergers

"UBS Warburg"                          UBS AG, acting through its business group UBS
                                       Warburg or, where appropriate, its subsidiary, UBS
                                       Limited
"UK GAAP"                              generally accepted accounting principles in the UK
"UK Listing Authority" or "UKLA"       the Financial Services Authority as the competent
                                       authority for listing in the United Kingdom under Part VI
                                       of the Financial Services and Markets Act 2000
"UK P&O Princess Shareholder"          a holder of P&O Princess shares or P&O Princess ADSs
                                       who is resident or ordinarily resident in the UK for tax
                                       purposes
"UK Receiving Agent"                   Computershare Investor Services PLC
"uncertificated" or "in uncertificated a share or other security title to which is recorded on the
  form"                                relevant register of the share or security concerned as
                                       being held in uncertificated form in CREST and title to
                                       which, by virtue of the Regulations, may be transferred
                                       by means of CREST
"U.S. holder"                          a holder of P&O Princess shares who or that is for U.S.
                                       federal income tax purposes (i) a citizen or individual
                                       resident of the U.S., (ii) a corporation or other entity
                                       taxable as a corporation organised under the laws of the
                                       U.S. or any political subdivision thereof (including the
                                       States and the District of Columbia), (iii) an estate or
                                       trust defined in Section 7701(a)(30) of the U.S. Internal
                                       Revenue Code of 1986, as amended, or (iv) any other
                                       person that is subject to U.S. federal income tax on its
                                       worldwide income
"U.S. Exchange Agent"                  Computershare Trust Company of New York
"U.S. GAAP"                            generally accepted accounting principles in the U.S.
"U.S. person"                          a U.S. person as defined in Regulation S under the
                                       Securities Act

                           P&O PRINCESS CRUISES PLC

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of P&O Princess Cruises plc (the Company) will be held at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 16 April 2003 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as a SPECIAL RESOLUTION:

THAT

(a)the proposal to implement and operate the dual listed company structure between the Company and Carnival Corporation (Carnival), as agreed in an implementation agreement dated as of 8 January 2003 and entered into between the Company and Carnival (the Implementation Agreement) and as described in the circular to the Company's shareholders dated 17 March 2003 (the Circular), be approved including (without limitation):

    (i)the execution by the Company of the Equalisation and Governance Agreement (as defined in the Circular) between the Company and Carnival;

   (ii)the execution by the Company of the SVE Special Voting Deed (as defined in the Circular) between the Company, Carnival, the Carnival Special Voting Entity (as defined in the Circular), the P&O Princess Trustee (as defined in the Circular) as holder of the P&O Princess Special Voting Share (as defined in the Circular) and the Carnival SVE Owner (as defined in the Circular) as legal and beneficial owner of the Carnival Special Voting Entity (as defined in the Circular); and

  (iii)the execution by the Company of the P&O Princess Deed of Guarantee (as defined in the Circular),

   in each case substantially in the form submitted to the meeting and signed by the Chairman for the purpose of identification, subject to such non material modifications, variations, waivers, amendments and revisions to such documents as any of the Directors of the Company in his or her absolute discretion thinks fit;

(b)subject to and with effect from 10:00 p.m. (London time) on the day on which the Partial Share Offer (as defined in the Circular) becomes or is declared unconditional (the Record Date):

    (i)all issued ordinary shares of U.S.$0.50 in the capital of the Company (P&O Princess Shares) held by each holder of such ordinary shares on the Record Date be consolidated into one unclassified share and shall immediately thereafter be subdivided, so far as possible, into new ordinary shares of U.S.$1.66 in the capital of the Company (New P&O Princess Shares) and, as to any excess, one unclassified share representing the remaining nominal amount in such holding;

   (ii)any unclassified shares remaining after the consolidation and subdivision referred to in paragraph (b)(i) of this resolution be consolidated into one unclassified share and shall immediately thereafter be subdivided, so far as possible, into New P&O Princess Shares and, as to any excess, into one deferred share (Deferred Share) with a nominal amount equal to such excess, having the rights and being subject to the provisions set out in paragraph (b)(iii) of this resolution, and so that the Directors of the Company shall be authorised in accordance with the new Articles of Association of the Company referred to in paragraph (d) of this resolution to sell such New P&O Princess Shares and to distribute the net proceeds of sale in due proportion (rounded down to the nearest penny) among those members who would otherwise be entitled to the fractional entitlements;

  (iii)the Deferred Share referred to in paragraph (b)(ii) of this resolution be held by such person as the Directors of the Company may determine. The Deferred Share shall (1) not entitle the holder thereof to receive any dividend or other distribution; (2) not entitle the holder to receive notice of or to attend or vote at any general meeting of the Company; (3) in the event of a return of assets on the winding up of the Company or otherwise, entitle the holder thereof to receive the nominal amount in respect of the Deferred Share pari passu with the holders of the New P&O Princess Shares. The Deferred Share shall confer no further rights to participate in the assets of the Company. The holder shall be entitled to make a gift of such Deferred Share to the Company at any time. On the making of such gift, the holder shall be bound to surrender to the Company the certificate for the Deferred Share in order that the same may be cancelled; and

   (iv)all of the authorised but unissued ordinary shares of U.S.$0.50 in the capital of the Company be consolidated into one unclassified share and immediately thereafter subdivided into New P&O Princess Shares and, as to any excess, one unclassified share, which shall thereupon be cancelled from the authorised share capital;

(c)subject to and with effect from the Partial Share Offer becoming or being declared unconditional (Closing), the authorised share capital of the Company be increased by the creation of:

    (i)one special voting share of (Pounds)1.00 in the capital of the Company (described in the Articles of Association referred to in paragraph (d) of this resolution as the P&O Princess Special Voting Share);

   (ii)one equalisation share of (Pounds)1.00 in the capital of the Company (described in the Articles of Association referred to in paragraph (d) of this resolution as the Equalisation Share); and

  (iii)a further 50,000 redeemable preference shares of (Pounds)1.00 each in the capital of the Company (Redeemable Preference Shares),

each having the rights set out in the Articles of Association of the Company proposed to be adopted pursuant to paragraph (d) of this resolution;

(d)subject to and with effect from Closing, the new Articles of Association of the Company in the form of the print produced to the meeting (marked "A") and signed by the Chairman for the purpose of identification be adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company;

(e)subject to and with effect from Closing, a new clause 4.1 be inserted in the Memorandum of Association of the Company in the form of the print produced to the meeting (marked "B") and signed by the Chairman for the purpose of identification and the existing clauses 4(a) to (t) be renumbered as clauses
   4.2.1 to 4.2.20;

(f)subject to and with effect from Closing, the Directors of the Company be generally and unconditionally authorised pursuant to and in accordance with
   Section 80 of the Companies Act 1985 for a period of five years from the date of this resolution to allot the P&O Princess Special Voting Share created by paragraph (c)(i) of this resolution to the P&O Princess Trustee (as defined in the Circular);

(g)subject to and with effect from Closing, the Directors of the Company be generally and unconditionally authorised pursuant to and in accordance with
   Section 80 of the Companies Act 1985 for a period of five years from the date of this resolution to allot the Equalisation Share created pursuant to paragraph (c)(ii) of this resolution;

(h)subject to and with effect from Closing, the Directors of the Company be generally and unconditionally authorised pursuant to and in accordance with
   Section 80 of the Companies Act 1985 for a period of five years from the date of this resolution to allot the Redeemable Preference Shares created pursuant to paragraph (c)(iii) of this resolution;

(i)by the authorities granted under paragraphs (f), (g) and (h) of this resolution, the Directors of the Company may during the relevant period make offers or agreements which would or might require the allotment of the P&O Princess Special Voting Share, the Equalisation Share or the Redeemable Preference Shares after the expiry of such period; and

(j)subject to and with effect from Closing, the name of the Company be changed to "Carnival plc".
Date: 17 March 2003

                                                          By order of the Board
                                                                   Simon Pearce
                                                                      Secretary

Registered office:

77 New Oxford Street
London WC1A 1PP

Notes:

(1)Only persons entered in the register of members of the Company at 11.00 p.m. on 14 April 2003 or on the day which is two days prior to the date of any adjournment of the meeting shall (if otherwise entitled to do so) be entitled to attend and vote at the meeting or any such adjournment. This is in accordance with Regulation 41(1) of the Uncertificated Securities Regulations 2001.

(2)A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed. The appointment of a proxy will not prevent a shareholder of the Company from subsequently attending and voting at the meeting in person.

(3)To be valid for the meeting, a duly completed and signed form of proxy (together with any power of attorney or authority under which it is signed or a certified copy of such power or authority) should be deposited (whether delivered personally or by post) at the offices of the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB. Alternatively, a proxy appointment may be submitted via the internet in accordance with the instructions set out on the form of proxy. Forms of proxy must be delivered and internet appointments must be submitted by no later than 48 hours before the time for which the meeting is convened or, in the case of a poll taken otherwise than at or on the same day as the meeting, 48 hours before for the date for taking the poll.

                   Printed by RR Donnelley Financial, 92760